Form 20-F
period 2022-04-30
AMTD Digital Inc.
filed 2022-08-30
CIK 1809691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number:
001-40463

AMTD Digital Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name into English)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
25/F Nexxus Building
41 Connaught Road Central
Hong Kong
(Address of Principal Executive Offices)
Mark Chi Hang Lo, Chief Executive Officer and Director
Telephone: +852 3163-3298
Facsimile: +852 3163-3289
25/F Nexxus Building
41 Connaught Road Central
Hong Kong
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing 0.4 Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share*	HKD	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,968,142 Class A ordinary shares, par value US$0.0001 per share, and 65,650,000 Class B ordinary shares, par value US$0.0001 per share, as of April 30, 2022.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).

☐  Yes    ☒  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION
In this annual report, unless otherwise indicated or unless the context otherwise requires:

•	“ADRs” refers to the American depositary receipts that evidence the ADSs;

•	“ADSs” refers to our American depositary shares, every five of which represents two Class A ordinary shares;

•	“AMTD Group” refers to the Controlling Shareholder and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 each;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 each;

•	“Controlling Shareholder” refers to AMTD Group Company Limited, a British Virgin Islands company;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“NYSE” refers to the New York Stock Exchange;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“S$” or “Singapore dollars” refers to the legal currency of Singapore;

•	“SEHK” refers to the Stock Exchange of Hong Kong Limited;

•	“SGX-ST” refers to the Singapore Exchange Securities Trading Limited;

•	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;

•	“US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	“we,” “us,” “our company,” or “our” refers to AMTD Digital Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries.
Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report includes our audited consolidated financial statements for the years ended April 30, 2020, 2021, and 2022.
Our reporting currency is Hong Kong dollars as most of our revenue is denominated in Hong Kong dollars. This annual report on Form
20-F
contains translations from Hong Kong dollars to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Hong Kong dollars to U.S. dollars were made at a rate of HK$7.8465 to US$1.00, which was the certified noon buying rate in effect as of April 29, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Hong Kong dollar amounts referred to in this annual report on Form
20-F
could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

FORWARD-LOOKING INFORMATION
This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in, expected growth and market size of the financial services industry in Hong Kong;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our products and services;

•	competition in our industry;

•	our proposed use of proceeds;

•	government policies and regulations relating to our industry;

•	fluctuations in general economic and business conditions in China, Singapore, and globally; and

•	assumptions underlying or related to any of the foregoing.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
This annual report contains certain data and information that we obtained from industry publications and reports generated by third-party providers of market intelligence. We have not independently verified the accuracy or completeness of the data and information contained in these publications and reports. Statistical data in these publications also include projections based on a number of assumptions. The financial services industry may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions.

PART I
Our Corporate Structure
AMTD Digital Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries. Investors in the ADSs thus are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, “we,” “us,” “our company,” or “our” refers to AMTD Digital Inc. and its subsidiaries. This structure involves unique risks to investors. As a holding company, we may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them. For a detailed description, see “—Cash Transfers and Dividend Distribution.”
Risks Relating to Doing Business in Mainland China and Hong Kong
We face various legal and operational risks and uncertainties relating to our operations. Although we do not have any material operation or maintain any office or personnel in mainland China and we do not have any variable interest entities structure in place, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to variable interest entities, data and cyberspace security, and anti-monopoly concerns, would apply to us. Should these statements or regulatory actions apply to us, including our Hong Kong operations, in the future, or if we expand our business operations into mainland China leveraging our fusion-in
program, through AMTD SpiderNet ecosystem or in some other ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. For example, PRC regulators have been increasingly focusing on regulation in areas of data security and data protection and the PRC authorities requirements regarding cybersecurity are constantly evolving. Various regulatory authorities in China, specifically the Cyberspace Administration of China, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. As of the date of this annual report, we do not have any material operation in mainland China and we have not collected, stored, or managed any personal information in mainland China. Our management have conducted an analysis of the status and scope of our operations, including data compliance, and have concluded that currently we do not expect that laws and regulations in mainland China on data security, data protection or cybersecurity to be applied to us or that the oversight of the Cyberspace Administration of China will be extended to our operations outside of mainland China. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future and if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business, financial condition, and results of operations. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”
The PRC government has significant authority to regulate, influence or intervene in the mainland China operations of an offshore holding company at any time. It also oversees and controls and may exert more control over offerings conducted outside mainland China by, and foreign investment in, China-based issuers. We cannot assure you that such oversight and control will not be extended to companies operating in Hong Kong such as us. These risks, together with uncertainties in the legal system and the interpretation and enforcement of laws, regulations, and policies in mainland China, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in mainland China and Hong Kong, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong.”
We also face risks relating to the lack of inspection on our auditor from the Public Company Accounting Oversight Board, or the PCAOB, which may cause our securities to be delisted from the NYSE, or prohibited from being traded over-the-counter
in the future under the Holding Foreign Companies Accountable Act, or the HFCAA if the SEC determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating Holding Foreign Companies Accountable Act, are enacted, beginning in 2021. The delisting or the cessation of trading of the ADS, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in mainland China and Hong Kong, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
As of the date of this annual report, we do not have any material operation or maintain any office or personnel in mainland China. We have not collected, stored, or managed any personal information in mainland China. In addition, we plan to emphasize Southeast Asia as our core future area of growth. As such, we believe that we are not required to obtain any permission from PRC authorities to operate and issue the ADSs to foreign investors as of the date of this annual report, including permissions from the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of China, and otherwise result in material adverse change in our operations and the value of the ADSs” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws in mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”
Cash Transfers and Dividend Distribution
We conduct the majority of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong and Singapore. Most of our cash is in Hong Kong dollars. If needed, cash can be transferred between our Cayman Islands holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong and Singapore. No transfer of cash or other types of assets has been made between our Cayman Islands holding company and subsidiaries as of the date of this annual report.
Our Cayman Islands holding company has not declared or paid dividends in the past given the early development stage of our businesses, nor any dividends or distributions were made by a subsidiary to the Cayman Islands holding company. We intend to have our holding company distribute dividends in the future, but we do not have a fixed dividend policy. Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is at the discretion of our board of directors. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.
Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past. U.S. investors will not be subject to Cayman Islands, Hong Kong, or Singapore taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Dividends.”
One of our subsidiaries, AMTD Risk Solutions Group Limited, or AMTD RSG, a licensed insurance intermediary under the Insurance Ordinance (Cap. 41) of Hong Kong, is subject to minimum paid-up
capital requirements under relevant rules. BaoXianBaoBao Pte. Ltd., a wholly-owned subsidiary of PolicyPal Pte. Ltd. for which we hold a 51% equity interest, is a registered insurance broker and an exempt financial adviser in Singapore and is subject to a paid-up
share capital requirement of an amount of not less than S$300,000 under relevant rules. In considering any distribution of the earnings to their respective holding companies, we must consider their respective financial conditions before making a decision. There are no other significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed. There are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.
The PRC government has significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time, and such oversight may also extend to companies operating in Hong Kong like us. We cannot assure you that the PRC government will not prevent us from transferring the cash we maintain outside of China, or restrict our ability to deploy our cash into business or to pay dividends. We could also be subject to limitations on the transfer or the use of our cash if we expand our business operations into mainland China or conduct our operations in some other ways such that we become subject to laws in mainland China that regulate these activities. Any limitation on our ability to transfer or use our cash could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of China, and otherwise result in material adverse change in our operations and the value of the ADSs.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in the ADSs involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”
Risks Relating to Doing Business in Mainland China and Hong Kong

•
The PRC government’s significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of China, and otherwise result in material adverse change in our operations and the value of the ADSs.

•
Uncertainties arising from the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws in mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
The ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in mainland China and Hong Kong, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
Although we do not have any material operation in mainland China and plan to emphasize Southeast Asia as our core future area of growth, we face risks and uncertainties associated with the complex and evolving laws and regulations in mainland China and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would apply to us. Should these statements or regulatory actions apply to us in the future, or if we expand our business operations into mainland China leveraging our fusion-in
program, through AMTD SpiderNet ecosystem or in some other ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. For example, if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business, financial condition, and results of operations.

•
As we do not currently have any material operation or maintain any office or personnel in mainland China and have not collected, stored, or managed any personal information in mainland China, we believe that we are not required to obtain any permission from PRC authorities to operate and issue our securities to foreign investors as of the date of this annual report, including permissions requirements from the CSRC or CAC. However if (i) we inadvertently concluded that certain permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Risks Relating to Our Business and Industry

•
We operate in the emerging, dynamic, and competitive digital financial services industry, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that our current or future strategies will be successfully implemented or will generate sustainable profit.

•
We have a limited operating history and experience in our SpiderNet ecosystem solutions business, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

•
We and our Controlling Shareholder have a limited operating history and experience in the newly developed digital banking business in Asia, which makes it difficult to evaluate our business. We cannot assure you that the digital banking initiatives of our Controlling Shareholder and our company will develop or succeed as we expect.

•	We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.

•
If we fail to develop market leading products or provide satisfactory services to address the rapidly evolving market in a timely manner, and if we are not able to implement successful enhancements and new features for our products and services, we may not be able to attract or retain clients.

•	Failure to maintain and enlarge our AMTD SpiderNet ecosystem including our client base or strengthen client engagement may adversely affect our business and results of operations.

•	Failure to obtain, renew, or retain licenses, permits, or approvals may affect our ability to conduct or expand our business.

•	We are subject to extensive and developing regulatory requirements, and noncompliance with or changes to these regulatory requirements may affect our business operations and financial results.

•
AMTD Digital Inc. is not an operating company but a holding company incorporated in the Cayman Islands, and this structure involves unique risks to investors. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them. Our digital investments business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all. All of these may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders. See “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Holding Company Structure,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our digital investment business is subject to liquidity risks,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may need additional financing but may not be able to obtain it on favorable terms or at all.”

Risks Relating to Our Relationship with the Controlling Shareholder

•	We have limited experience operating as a stand-alone public company.

•	Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

•	We may not continue to receive the same level of support from our Controlling Shareholder.
Risks Relating to the ADSs

•	The trading price of the ADSs has been volatile and could continue to fluctuate significantly, which could result in substantial losses to you.

•	An active public market may not develop for the ADSs on the NYSE, and you may not be able to resell the ADSs at or above the price you paid, or at all.

•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in this annual report based on foreign laws

Risks Relating to Doing Business in Mainland China and Hong Kong
The PRC government’s significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of China, and otherwise result in material adverse change in our operations and the value of the ADSs.
Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time as the government deems appropriate to advance regulatory and social objectives and policy positions. For instance, the PRC government has recently published new policies that significantly affected certain industries. We cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like us or that new policies will not be introduced to regulate our industry. The PRC government may also prevent us from transferring the cash we maintain outside of China, or restrict our ability to deploy our cash into business or to pay dividends. Any such action could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business, and could result in a material adverse change to our business operations, including our

Hong Kong operations, our prospects, financial condition, and results of operations, require us to seek additional permission to continue our operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. See also “—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”
Uncertainties arising from the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws in mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.
We may be affected directly or indirectly by laws and regulations in mainland China. The legal system in mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the legal system in mainland China, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, the legal system in mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.
New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations in mainland China applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules, and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of the ADSs.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, with operations in and who performs audit operations of registrants in mainland China and Hong Kong, jurisdictions where the PCAOB has been unable to fully conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB.
As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China and Hong Kong that are subject to the PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
The ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in mainland China and Hong Kong, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCAA was signed into law on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading
market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor, who also serves as the auditor of AMTD IDEA Group, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. The SEC conclusively listed AMTD IDEA Group as a Commission-Identified Issuer under the HFCAA in May 2022 subsequent to the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021, following which AMTD IDEA Group is required to satisfy certain additional disclosure requirements in its annual reports on Form 20-F under the HFCAA. AMTD IDEA Group’s ADSs will be delisted from the NYSE and prohibited from being traded over-the-counter in the United States if it has been identified so for two more consecutive years. If we do not use an auditor the PCAOB can inspect or fully investigate, we may be listed as a Commission-Identified Issuer under the HFCAA after we have filed this annual report. Our ADSs could be delisted from the NYSE and prohibited from being traded over-the-counter in the United States if we are identified as a Commission-Identified Issuer under the HFCAA for three years.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on
Form 20-F for
the year ending April 30, 2024, which is due by August 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange
or that a market for the ADSs will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations, and prospects.
On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years
required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years
required for triggering the prohibitions under the HFCAA is reduced from three years to two, then the ADSs could be prohibited from trading in the United States as early as 2023.
Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.
We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

In some jurisdictions, including mainland China where we do not have material operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, on December 28, 2021, the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022 and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before a foreign listing. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation have been issued by any authority and the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Data Security Regulations. The Draft Data Security Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security. There is also no timetable as to when the Draft Data Security Regulations will be enacted. As such, it remains unclear whether the final version adopted in the future will have any further material changes, and it is uncertain how the draft regulations will be enacted, interpreted, or implemented and how they will affect us. It remains uncertain whether future regulatory changes in China would impose additional restrictions on companies like us. We cannot predict the impact of these future regulatory changes, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If future regulatory updates mandate clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we do not have any material operation in mainland China. We have not collected, stored, or managed any personal information in mainland China. In addition, we plan to emphasize Southeast Asia as our core future area of growth. As such, we currently do not expect the Cybersecurity Review Measures, the Draft Data Security Regulations or other recent regulations will have an impact on our business or results of operations, and we believe that we are compliant with the regulations and policies that have been issued by the CAC to date. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputation damages. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.
In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The PRC Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates previously scattered rules with respect to personal information rights and privacy protection and applies to the processing of personal information within China as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Although as of the date of this annual report, we have not collected, stored, or managed any personal information in China, given that there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.
If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and implementation of the regulations remain unclear.
In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas. For instance, on July 6, 2021, the relevant PRC government authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of overseas listing of China-based companies, cybersecurity and data privacy protection requirements and similar matters. As a follow-up,
on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. On December 28, 2021, the Cyberspace Administration of China and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing. On December 27, 2021, the NDRC and the Ministry of Finance jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent government authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to the relevant regulations on the domestic securities investments by foreign investors. The foregoing regulations are either recently issued or remain in draft form and there remain substantial uncertainties with respect to their interpretation and implementation.
As of the date of this annual report, we do not have any material operation or maintain any office or personnel in mainland China. We have not collected, stored, or managed any personal information in mainland China. In addition, we plan to emphasize Southeast Asia as our core future area of growth.
As such, we believe that we are not required to obtain any permission from PRC authorities to operate and issue the ADSs to foreign investors as of the date of this annual report, including permissions from the CSRC or CAC. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of China, and otherwise result in material adverse change in our operations and the value of the ADSs” and “—Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws in mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”
We may be affected by the currency peg system in Hong Kong.
Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.
Risks Relating to Our Business and Industry
We operate in the emerging, dynamic, and competitive digital financial services industry, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that our current or future strategies will be successfully implemented or will generate sustainable profit.
We primarily operate in Asia’s digital financial services industry. The digital financial services industry is relatively new and rapidly evolving, business models continue to evolve, and the industry may not develop as we anticipate. The regulatory framework in Singapore and Hong Kong governing the digital financial services industry is also developing and may remain uncertain in the near future. As our business develops and in response to the evolving client needs and market competition, we need to continually introduce new products and services, improve our existing products and services, or adjust and optimize our business model. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may need to impose more rigorous risk management systems and policies, which may adversely affect the growth of our business. Any significant change to our business model may not achieve expected results and may materially and adversely affect our financial condition and results of operations. It is therefore difficult to accurately predict our future prospects.
You should consider our business and prospects in light of the risks and challenges that we encounter or may encounter as an entrant in the newly emerging and rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our ability to, among other things:

•	maintain the value proposition of AMTD SpiderNet ecosystem;

•	build a well-recognized and respected brand;

•	acquire and/or operate existing or future digital financial licenses;

•	establish and expand our client base;

•	maintain and enhance our relationships with our business partners;

•	attract, retain, and motivate talented employees;

•	anticipate and adapt to changing market conditions and competitive landscape;

•	manage our future growth;

•	ensure that the performance of our products and services meets client expectations;

•	maintain or improve our operational efficiency;

•	navigate a complex and evolving regulatory environment;

•	defend ourselves in any legal or regulatory actions against us;

•	enhance our technology infrastructure and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	avoid and remedy operating errors as a result of human or system errors; and

•	identify and address conflicts of interest.
If we fail to address any or all of these risks and challenges, if we fail to educate business partners and clients about the value of our platform and services, if the market for our products and services does not develop as we expect, if we fail to address the needs of our target clients, or if we are not able to effectively tackle other risks and challenges that we may encounter, our business and results of operations may be adversely affected.
We have a limited operating history and experience in our SpiderNet ecosystem solutions business, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.
We commenced operations of our SpiderNet ecosystem solutions business in December 2017, primarily providing clients with exclusive paid membership access to the AMTD SpiderNet. Since then we have achieved rapid growth in terms of client base and revenue. For the fiscal years ended April 30, 2020, 2021, and 2022, our SpiderNet ecosystem solutions business accounted for 94.1%, 94.0%, and 93.7% of our total revenue, respectively. However, our limited operating history in our SpiderNet ecosystem solutions business may not be indicative of our future growth or financial results. We cannot assure you that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

•	enrich the AMTD SpiderNet ecosystem;

•	identify business synergies and enhance connectivity for our clients;

•	enrich our content offerings;

•	retain existing clients and attract new clients;

•	offer customized and comprehensive services tailored to corporates’ needs throughout their lifecycles;

•	upgrade existing technology and infrastructure and develop new technologies;

•	successfully compete with other companies that are currently in, or may in the future enter, our industry or similar industries; and

•	observe and strategize on the latest market trends.
All of these endeavors involve risks and will require significant allocation of management and employee resources. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our services does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations, and financial condition will be materially and adversely affected.
We and our Controlling Shareholder have a limited operating history and experience in the newly developed digital banking business in Asia, which makes it difficult to evaluate our business. We cannot assure you that the digital banking initiatives of our Controlling Shareholder and our company will develop or succeed as we expect.
Airstar Bank, a virtual bank jointly established by our Controlling Shareholder and Xiaomi Corporation, or Xiaomi, provides digital banking services in Hong Kong. Airstar Bank launched a pilot trial of its digital banking services to a limited and selected number of clients, including deposit, loan, and fast payment and remittance in March 2020, and fully launched its platform to the general public in June 2020. It will gradually expand its product and service offerings as its business develops. We have entered into an agreement with our Controlling Shareholder to provide Airstar Bank with the support from our SpiderNet ecosystem solutions services, including resources, capital support, and expertise in the financial services industry to support its business development and support them to gradually build up their own ecosystem for an annual service fee. Airstar Bank expects to rely on the industry experience and technological and operational support of our business partner, Xiaomi, to provide online banking services to retail and corporate clients. The existing client base of Xiaomi and AMTD Group will also initially be a key target customer segment for Airstar Bank. Although we expect Airstar Bank to continuously improve its product designs and services based on client feedback, we cannot assure you that Airstar Bank will be able to achieve the expected results with respect to its product and service offerings.
Our subsidiary, AMTD Digital Holdings Pte. Ltd., entered into a binding term sheet in December 2019 with Xiaomi, SP Group, and Funding Societies to establish a consortium in which AMTD Digital Holdings Pte. Ltd. were to become the largest shareholder. The consortium has submitted an application for the Singapore digital banking wholesale license on December 31, 2019. We intended to pursue digital banking opportunities in Singapore through Singa Bank and other parts of Asia through cooperation, the launch of which is subject to obtaining a digital wholesale banking license from the Monetary Authority of Singapore, or the MAS, or other regulators in the respective regions. The MAS had previously announced that they planned to grant up to five digital banking licenses. On December 4, 2020, the MAS announced the grant of four licenses to other applicants, indicating that the digital banking licenses are introduced as a pilot, and the MAS will consider granting more of such licenses in the future. We and Xiaomi intend to further pursue such digital banking license opportunity, and plan to submit an application if and when the MAS opens up new round of applications for such licenses in the future. We expect to provide online banking products and services through Singa Bank. However, it is uncertain whether and when the MAS will open a new round to accept new applications and we cannot assure you that we will be successful in obtaining a digital wholesale banking license within a certain time frame or at all, or that Singa Bank will be established, or such digital banking operations will be launched as planned.
The limited operating history and experience of our Controlling Shareholder and our company in digital banking exposes us to uncertain risks and challenges. We cannot assure you that the online platforms of Airstar Bank and Singa Bank (upon obtaining relevant licenses) will be accepted by our clients or that the market for our new products and services will develop as we expect. If Singa Bank is not eventually established or launched, or if Airstar Bank or Singa Bank is unable to achieve the expected results with respect to the new business development initiatives, our business prospects could be materially and adversely affected.
We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.
We are committed to providing new products and services in order to strengthen our market position in the industries that we operate in. We expect to expand our product and service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base, and enter into new markets. For example, our client base for our digital financial services business consisted primarily of corporate and other institutional clients, but the acquisition of PolicyPal Pte. Ltd. and its subsidiaries, or PolicyPal, in August 2020 has expanded our client base to cover retail clients.
In addition, our Controlling Shareholder operates its digital banking business in Hong Kong, and we plan to commence our digital banking business in Singapore. We aim to continue our expansion into Southeast Asia as we grow our business and as regulations permit. In the future, we expect to consolidate the financial results of Singa Bank into our financial statements following its establishment, which is subject to regulatory approvals.
As such, our historical financial results may not be indicative of our future financial results, and investors may find it difficult to evaluate our business.
We completed the acquisition of PolicyPal in August 2020. We also have mutual understanding with CapBridge Financial Pte. Ltd. and its subsidiaries, or CapBridge, which contemplates a three-phase investment in CapBridge, subject to negotiation of the final terms and conditions and regulatory approvals (including MAS approval).
These activities expose us to new and increasingly challenging risks, including, but not limited to:

•	we may have insufficient experience or expertise in offering new products and services and dealing with inexperienced counterparties and clients may harm our reputation;

•	we may be subject to stricter regulatory scrutiny, or increasing exposure to credit risks, market risks, compliance risks, and operational risks;

•	we may be unable to provide clients with adequate levels of service for our new products and services;

•	our new products and services may not be accepted by our clients or meet our profitability expectations; and

•	our new products and services may be quickly copied by our competitors so that its attractiveness to our clients may be diluted.
If we are unable to achieve the expected results with respect to our offering of new products and services, our new client base, and in new geographical markets, our business, financial condition, and results of operations could be materially and adversely affected.

If we fail to develop market leading products or provide satisfactory services to address the rapidly evolving market in a timely manner, and if we are not able to implement successful enhancements and new features for our products and services, we may not be able to attract or retain clients.
Our success depends on our ability to attract or retain clients through the provision of a strong value proposition of our SpiderNet ecosystem, high-quality products, and satisfactory services, and to generate recurring business from existing clients. To attract and retain clients, we need to further enrich our product and service offerings by producing and providing new high-quality products and satisfactory services in a cost-effective and timely manner. Furthermore, we need to anticipate and quickly respond to changing client preferences and development in the market trends. We make bespoke recommendations of insurance products and services to clients based on their needs, and we also develop insurance products in cooperation with our insurer partners to meet the evolving needs of insurance solutions clients. Our ability to provide these products and services is dependent on our industry expertise and innovative ideas and technologies. However, we cannot assure you that the products and services that we design and develop on our own or together with our insurer partners will cater to the needs of potential or existing clients, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If we fail to cater to the needs and preferences of our clients or deliver high-quality product or provide satisfactory service in an efficient manner, or our clients cannot find their desired products or services at attractive prices and terms, they may turn to other channels for their needs and we may suffer from reduced client base. If we are unable to grow our client base or increase client satisfaction, our business, financial condition, and results of operations may be materially and adversely affected.
Failure to maintain and enlarge our AMTD SpiderNet ecosystem including our client base or strengthen client engagement may adversely affect our business and results of operations.
Our revenue growth depends on our ability to maintain and enlarge our client base and strengthen client engagement so that more of our clients will use our products and services more often and contribute to our revenue growth. Our clients may not continue to use our solutions once their existing contract expires or they may not purchase additional solutions from us. This risk is especially apparent in circumstances where it is inexpensive for them to switch service providers. Our ability to maintain and enlarge our client base and strengthen our client engagement will depend on many factors, some of which are out of our control, including:

•	our ability to continually innovate our technologies to keep pace with rapid technological changes;

•	our ability to continually innovate our solutions in response to evolving client demands and expectations and intense market competition;

•	our ability to customize solutions for our clients;

•	client satisfaction with our solutions, including any new solutions that we may develop, and the competitiveness of our pricing and payment terms; and

•	the effectiveness of our solutions in helping our clients improve efficiency, enhance service quality, and reduce costs.
In addition, historically, we have derived a significant number of our clients either through referrals from the Controlling Shareholder or through the AMTD SpiderNet ecosystem. We may not be able to develop clients organically as rapidly or at the same pace as we have historically done through referrals. In addition, if we do not receive as many client referrals from the Controlling Shareholder or the AMTD SpiderNet ecosystem as we have historically, we may not be able to grow our client base as quickly or at all.
Failure to obtain, renew, or retain licenses, permits, or approvals may affect our ability to conduct or expand our business.
Financial services is a highly-regulated industry, and we are required to obtain applicable licenses, permits, and approvals from different regulatory authorities in order to conduct or expand our business. Various government authorities in Singapore and Hong Kong have promulgated various regulations on the financial services, including regulations requiring digital banking license, insurance brokerage license, and exempt financial advisor status. We have maintained our deemed insurance brokerage license issued by the Hong Kong Insurance Authority through AMTD RSG and we are in the process of applying for the formal insurance brokerage license. In Singapore, BaoXianBaoBao Pte. Ltd., a digital insurance platform in which we hold a 51% equity interest, is a registered insurance broker with respect to direct insurance and exempt financial advisor in relation to advising on investment products that are life policies and arranging of life policies, other than for reinsurance (and has notified the MAS of the same), and offering technology services to insurance partners. Applaud Digital Solutions Pte. Ltd. was incorporated by one of our subsidiaries, AMTD Digital Solutions Pte. Ltd., together with PolicyPal Pte. Ltd. Applaud submitted an application to the MAS for a direct insurer (composite) license on July 14, 2020. Applaud has made two presentations and multiple rounds of written communications with the MAS and is working on the provision of additional information based on the last conversation with the MAS, including identification of talents to form the core team if the license is granted, potential insurance companies to partner with including but not limited to a potential joint force on the application, and other updates on the business plan, if necessary. We cannot be certain whether or not the supplemental information to our application will necessarily bring us to the approval of a license and whether there will be additional questions or requirements to be imposed by the MAS. In addition, we and several business partners have jointly applied, in the name of Singa Bank, for a digital wholesale banking license in Singapore with the MAS. The MAS had previously announced that they planned to grant up to five digital banking licenses. We have submitted our application for the license on December 31, 2019. On December 4, 2020, the MAS announced the grant of four licenses to other applicants, indicating that the digital banking incenses are introduced as a pilot, and the MAS will consider granting more of such licenses in the future. We and Xiaomi intend to further pursue such digital banking license opportunity, and plan to submit an application if and when the MAS opens up new round of applications for such licenses. It is uncertain whether and when the MAS will open a new round to accept new applications, and we cannot assure you that Singa Bank will successfully obtain the license. Furthermore, any dropout of our business partners in our license application consortium or any change in the relevant regulatory environment could materially and adversely affect our chance to successfully obtain the relevant licenses. Failure by Singa Bank to obtain the digital wholesale banking license and by Applaud to obtain the direct insurer (composite) license from the MAS may impair our ability to expand our digital financial services business to Singapore, which may materially and adversely affect our business and prospects. Additionally, there is no assurance that the Singapore or Hong Kong regulatory authorities will not issue new regulations governing the financial product and service industry that might require us or our business partners to obtain additional licenses, permits, or approvals for our current or future business operations, which may materially and adversely affect our business operations and financial condition. Failure to obtain additional licenses under current or new regulations may also impair our ability to expand our businesses across new geographical regions.
We are subject to extensive and developing regulatory requirements, and noncompliance with or changes to these regulatory requirements may affect our business operations and financial results.
The digital financial services industry is highly regulated in Asia. In the Singapore and Hong Kong markets where we currently or plan to operate, the government or other regulatory authorities regulate the financial services industry extensively. A number of regulatory authorities, such as the MAS, the Hong Kong Monetary Authority, and Hong Kong Insurance Authority, oversee different aspects of the financial services business in Singapore and Hong Kong, and promulgate and enforce laws and regulations that cover banking, insurance, stored-value facilities, and money-lending services, including entry into such businesses, scope of permitted activities, licenses and permits for various operations, and pricing. See “Item 4. Information on the Company—B. Business Overview—Regulations in Singapore” and “Item 4. Information on the Company—B. Business Overview—Regulations in Hong Kong.”
As the digital financial services industry is an emerging and evolving market, the applicable laws, rules, and regulations are continually developing and evolving. Compliance with these regulations is complicated, time consuming, and expensive. Any changes in the relevant rules and regulations may result in an increase in our cost of compliance, or might restrict our business activities. Our ability to comply with all applicable laws and regulations is largely dependent on the relevant internal compliance system, as well as the relevant license holder’s ability to attract and retain qualified compliance personnel. While we maintain systems and procedures designed to ensure that we comply with applicable laws and regulations, we cannot assure you that we are able to prevent all possible violations. If we fail to comply with the applicable rules and regulations, we may face fines or restrictions on our business activities, or even a suspension or revocation of some or all of our licenses that allow us to carry on our business activities. In addition, we consider the digital wholesale banking license of the planned Singa Bank, if successfully obtained, as a competitive advantage in the digital financial services industry. If the regulatory authorities in Singapore change their rules and regulations on digital banking licenses affecting the digital banking operations, or delay granting new digital banking licenses, our business and prospects may be materially and adversely affected.
We are subject to regular and ad hoc regulatory inspections. If the results of the inspections reveal any noncompliance or misconduct, the regulatory authorities may take disciplinary action such as imposing monetary fines, or even revocation or suspension of license. Any material disciplinary actions taken against or penalties imposed on us or our business partners in the future could have an adverse impact on our business operations and financial results.
Our digital financial services business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins, and further result in loss of market share, departures of qualified employees, and increased capital expenditures.
The digital financial services industry is intensely competitive and subject to rapid change, and we expect it to remain so. We currently compete primarily in Singapore and Hong Kong, and on the basis of a number of factors, including the ability to adapt to evolving financial needs of a broad spectrum of clients, our ability to identify market demands and business opportunities, the quality of our services, our employees, the range and price of our products and services, our innovation, our reputation, and the strength of our relationships. If we fail to compete effectively against our competitors, our business, financial conditions, results of operations, and prospects will be materially and adversely affected.
Digital banking, digital insurance, digital payment, and digital asset exchange, as integral parts of our digital financial services business, generally requires us to react promptly to the evolving demand of our clients and be able to provide innovative financial solutions tailored to their needs. If we are unable to differentiate ourselves from our competitors, drive value for our clients, or effectively align our resources with our goals and objectives, we may not be able to compete effectively. Our competitors may introduce their own value-added services or solutions more effectively than we do, which could adversely impact our growth. Failure to compete effectively against any of these competitive threats could have a material adverse effect on us. In addition, the highly competitive nature of our industry could lead to increased pricing pressure which could have a material impact on our overall business and results of operations. We may not be able to compete effectively with our competitors at all times and always be able to provide innovative financial solutions that promptly and accurately address our clients’ needs. If this were to happen, our ability to attract new or retain existing clients will suffer, which would materially and adversely affect our revenue and earnings.
Some of our competitors include other digital and traditional financial institutions and, within the insurance solutions industry, our competitors include (i) other online insurance product and service platforms, (ii) traditional insurance intermediaries, including agents, brokers, and consultants, (iii) online direct sales channels of large insurance companies, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other online insurance technology companies. Some of our competitors have far broader financial and other resources and significant name recognition than us and have the ability to offer a wider range of products, which may enhance their competitive position. They may also offer services which we do not currently provide or more attractive products, which may put us at a competitive disadvantage and could result in pricing pressures or lost opportunities, which in turn could materially and adversely affect our results of operations. In addition, we may be at a competitive disadvantage with regard to some of our competitors that have larger client bases, and more professionals.
Our Controlling Shareholder and we may have limited control over Airstar Bank.
Our Controlling Shareholder has limited control over Airstar Bank in light of our Controlling Shareholder’s ownership of 10% of equity interest in Airstar Bank and lack of any contractual arrangements providing our Controlling Shareholder and us with any rights or control over Airstar Bank. Although we believe that we exert our influence through the directors whom our Controlling Shareholder has nominated on Airstar Bank’s board of directors, we do not have the necessary power to mandate or block material corporate actions of Airstar Bank. In addition, we do not consolidate the financial results of Airstar Bank into our financial statements. If Airstar Bank fails to carry out business in a compliant manner, incurs overly excessive amount of debt or goes bankrupt, or its business operations decline, our reputation and prospects may be adversely affected. We are subject to the risk that the controlling shareholder or the board of directors of Airstar Bank may act in a manner that does not serve our interests. The general operational risks, such as inadequate or failing internal control of Airstar Bank, may also expose us and our Controlling Shareholder to reputational and other risks. Furthermore, Airstar Bank or its controlling shareholder may fail to abide by their agreements with us, for which we may have limited or no recourse. Failure of Airstar Bank to perform their obligations or to achieve their expected results, or any negative publicity, whether or not substantiated, may adversely affect our reputation and brand. If any of the foregoing were to occur, our business and reputation could be materially and adversely affected.
We depend on our cooperation with our business partners and participants in the AMTD SpiderNet ecosystem. Our business may be negatively affected if such partners do not continue their relationship with us or if their operations fail.
We cooperate with various business partners and participants in the AMTD SpiderNet ecosystem in developing our various businesses. The AMTD SpiderNet ecosystem is a key contributor to our large and expanding client base. If we are not able to attract new partners to our ecosystem, retain our existing ecosystem partners, or renew our existing contracts with major ecosystem partners on terms favorable to us, we may not be able to increase our client base, which will hinder our business growth. Additionally, we may rely on our partners to drive the growth of our client base, and we may incur significant client acquisition costs in the future. The occurrence of any of these circumstances may significantly hinder our ability to carry out our business operations and increase our client base, and may significantly increase our expense and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.
A significant portion of our income is contributed by a limited number of clients. If we cannot retain these clients for any reason or expand our client base, our income may decrease and our financial condition and results of operations may be materially and adversely affected.
For the fiscal years ended April 30, 2020, 2021, and 2022, the top five clients in terms of overall income contribution aggregately accounted for 78.0%, 41.5%, and 43.6% of our total revenue, respectively. Although we plan to continue to expand our client base, launch more tailor-made products and solutions, and generate income from a wider range of clients, we cannot guarantee you that we will be able to succeed, and that such client concentration will decrease. If we fail to retain our top clients, our overall income may decrease and our financial condition and results of operations may be materially and adversely affected.
Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them.
Our businesses depend on the skills, reputation, and professional experience of our key management executives, the network of resources and relationships they generate during the ordinary course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.
Moreover, our business operations depend on our professional staff, our most valuable assets. Their skills, reputation, professional experience, and client relationships are critical elements in obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. We expect to face significant competition in hiring such personnel. Additionally, as we mature, current compensations scheme to attract employees may not be as effective as in the past. The intense competition may require us to offer more competitive compensation and other incentives to our talent, which could materially and adversely affect our financial condition and results of operations. As a result, we may find it difficult to retain and motivate these employees, and this could affect their decisions about whether or not they continue to work for us. If we do not succeed in attracting, hiring and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.
We may undertake acquisitions, share swaps, investments, joint ventures, or other strategic alliances in the digital financial services industry, which could present unforeseen integration difficulties or costs and may not enhance our business as we expect.
Our strategy includes plans to grow both organically and through acquisitions, share swaps, participation in joint ventures or other strategic alliances in the digital financial services industry. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able, however, to identify suitable future acquisition or share swap candidates or alliance partners. Even if we identify suitable candidates or partners, the evaluation, negotiation, and monitoring of the transactions could require significant management attention and internal resources and we may be unable to complete an acquisition, share swap, or alliance on terms commercially acceptable to us. Even when acquisitions or share swaps are completed, we may encounter difficulties in integrating the acquired entities and businesses, achieving expected synergies, or aligning the interests of our businesses, such as difficulties in retention of clients and personnel, implementation of our business plan for the combined business or to achieve anticipated revenue or profitability targets, challenge of integration and effective deployment of operations or technologies, for acquisitions in which the acquired company’s financial performance is incorporated into our financial results (either in full or in part), the dependence on the acquired company’s accounting, financial reporting, internal controls and processes, and assumption of unforeseen or hidden material liabilities or regulatory noncompliance issues. Any of these events could disrupt our business plans and strategies, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, share swaps, digital investments, joint ventures or strategic alliances, and we may be unable to recover our investment in such initiatives. We expect that acquisitions and share swaps will continue to be a key part of business strategy. Our success in this regard will depend on ability to identify and compete for appropriate acquisition candidates and to complete the transactions we decide to pursue with favorable results. We cannot assure you that we could successfully mitigate or overcome these risks.
Completion of our proposed acquisitions is subject to a number of conditions, including certain regulatory approvals for which the receipt and timing cannot be guaranteed or predicted.
As part of our
fusion-in
program, we have entered, and may continue to enter, into binding term sheets for proposed acquisitions with which we may decide not to proceed. For example, we have entered into a binding term sheet in June 2020 pursuant to which we will acquire a controlling interest in CapBridge Financial Pte. Ltd., the holding company of a leading online capital raising platform based in Singapore for global growth companies. We further updated our mutual understanding with CapBridge to establish a long-term strategic partnership alongside with AMTD IDEA Group for the three entities to focus on digitalization solutions connecting private markets with public capital markets opportunities and to update the overall transaction framework to include three separate phases of investment. CapBridge is integral to our plans to help companies in various stages of development in our AMTD SpiderNet ecosystem raise private capital, as well as to conduct direct private listings and share trading via 1exchange, a digital asset exchange platform licensed by the MAS. If we fail to complete our proposed acquisitions, our business and prospects may be materially and adversely affected.
We may not be able to ensure the accuracy and completeness of third-party insurance product information and the effectiveness of our recommendation of insurance products.
Our insurance brokerage clients rely on the third-party insurance product information we provide. While we believe that such information is generally accurate, complete and reliable, there can be no assurance that the accuracy, completeness, or reliability of the information can be maintained in the future. We are legally required to provide certain disclosures to our clients, including how we are paid as an insurance broker. If we provide any inaccurate or incomplete information, or we fail to present accurate or complete information of any insurance products which could lead to our clients’ failure to get the protection or us being warned or punished by regulatory authorities, our reputation could be harmed and we could experience reduced client engagement, which may adversely affect our business and financial performance.
We may not be able to recommend suitable insurance products to our clients. The data provided to us by our clients, insurer partners, and other channels may not be accurate or up to date. Our risk consultation team may not fully understand our clients’ insurance and risk management needs and recommend suitable products to them. If our clients are recommended insurance solutions that do not suit their protection or related needs, or such solutions are ineffective, they may lose trust in us. Our insurance clients and insurer partners may consequently be reluctant to continue to engage or partner with us. As a result, our business, reputation, financial performance, and prospects will be materially and adversely affected.
Because the brokerage income we earn on the sale of insurance products is based on premiums, and commission fee rates agreed between us and our insurer partners, any decrease in these premiums or commission fee rates may have an adverse effect on our results of operations.
We derive a significant portion of revenue in our insurance solutions business from commission fees paid to us out of the premiums that insurer partners charge our clients for coverage. The commission fee rates are negotiated between insurer partners and us, and are typically based on the premiums that the insurer products charge. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation, competitive, and other possible factors that affect our commission fee agreement with insurer partners. These factors, which are not within our control, include the capacity of insurer partners to place new business, profits of insurer partners, client demand for insurance products, the availability of comparable products from other insurance companies at lower costs, and the availability of alternative insurance products, such as government benefits and self-insurance plans, to clients. Because we do not determine, and cannot predict, the timing or extent of premium or commission fee rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission fee rates may significantly affect our financial condition and results of operations.
Unfavorable financial market and economic conditions could materially and adversely affect our business, financial condition, and results of operations.
As a digital financial services firm with business exposure and operations in Singapore and Hong Kong, our businesses are or will be materially affected by conditions in the financial markets and economic conditions in Singapore, Hong Kong, and throughout the world. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access credit markets, rising interest rates or inflation, terrorism, political uncertainty, pandemic, social unrest, fiscal policy of Singapore, Hong Kong, or other governments and the timing and nature of any regulatory reform. The rising political tensions between the United States and China, which is caused by, among other things, trade disputes, the
COVID-19
outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products, may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. The global spread of coronavirus disease
(COVID-19)
in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, which are highly uncertain and cannot be predicted.
The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia. The conflict is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. Any of the foregoing consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of the ADSs to be adversely affected.
We make investments using our own capital and may not realize any profits from these investments for a considerable period of time.
Our investments consist of investments in equity securities of private companies using our own capital. We make investment decisions based on a number of factors, including how the investment can contribute to the AMTD SpiderNet ecosystem, rather than purely targeting for investment returns. We may make unsound investment decisions for this reason or due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding and judgment of the industry in which the target company operates may be mistaken and result in unwise investment decisions.
We make investments in digital finance and new economy sectors in Asia and are subject to concentration risks. Our investment portfolio may be concentrated in certain sectors, geographic regions, individual investments, or types of securities that may or may not be listed. Any significant decline in the value of our investment portfolio may therefore adversely impact our business, results of operations, and financial condition.
In addition, we have limited control over all of our investee companies. Even if we have a board seat in certain investee companies, we do not have the necessary power to mandate or block material corporate actions.
If these investee companies fail to carry out business in a compliant manner, incur overly excessive amount of debt or go bankrupt, or the business operations decline, the fair value of our investment in these companies may deteriorate or, in extreme cases, decrease to zero. We are subject to the risk that the majority shareholders or the management of these investee companies may act in a manner that does not serve our interests. The general operational risks, such as inadequate or failing internal control of these investee companies, may also expose our investments to risks. Furthermore, these investee companies may fail to abide by their agreements with us, for which we may have limited or no recourse. Our investees may not declare dividend, or even if they do, we may not be able to secure liquidity conveniently until we receive such dividend. Failure of our investees to perform their obligations or to achieve their expected results, or any negative publicity, whether or not substantiated, may adversely affect our reputation and brand. If any of the foregoing were to occur, our business, reputation, financial condition and results of operations could be materially and adversely affected.
Our digital investments business is subject to liquidity risks.
All of our digital investments are in the form of securities that are not publicly traded and are subject to liquidity risks. In many cases, there may be prohibition by contract or by applicable laws from selling such securities for a period of time or there may not be a public market for such securities. Accordingly, under certain conditions, we may be forced to either sell securities at lower prices than we had expected to realize or defer, potentially for a considerable period of time, sales that we had planned to make. Investing in these securities can involve a high degree of risk, and we may lose some or all of the principal amount of such investments.
Our results of operations may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.
We have made equity investments in private companies and recognize changes in fair value on financial assets measured at fair value through profit or loss, or FVTPL, on our consolidated statement of profit or loss. For the fiscal years ended April 30, 2020, 2021, and 2022, changes in fair value on financial assets measured at FVTPL from our digital investments business and digital media, content, and marketing business accounted for 27.5%, 41.0%, and 65.6% of our profit for the year, respectively.
Fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity. While we may seek to hedge the market risk for some of these investments, an effective hedge may not be available, and if available, may not be fully effective. We measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook.
Our international expansion is subject to various risks.
We primarily operate in Singapore and Hong Kong, but have been pursuing and will continue to pursue international expansion strategies, initially in Southeast Asia. International expansion may expose us to additional risks, including:

•	ever changing global environment, including changes in U.S. and international trade policies;

•	challenges associated with relying on local partners in markets that are not as familiar to us, including joint venture partners to help us establish our business;

•	difficulties managing operations in new regions, including complying with the various regulatory and legal requirements;

•	different approval or licensing requirements;

•	recruiting sufficient suitable personnel in new markets;

•	challenges in providing services and solutions as well as support in these new markets;

•	challenges in attracting business partners and clients;

•	potential adverse tax consequences;

•	foreign exchange losses;

•	limited protection for intellectual property rights;

•	inability to effectively enforce contractual or legal rights; and

•	local political, regulatory and economic instability or wars, civil unrest, and terrorist incidents.

If we are unable to effectively avoid or mitigate these risks, our ability to expand our business internationally will be affected and our operations thus will be limited to only the Singapore and Hong Kong markets, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We depend on our cooperation with insurer partners. Our business may be negatively affected if our insurer partners do not continue their relationship with us or if their operations fail.
Our insurance solutions business is, to a significant extent, dependent on our continued and healthy relationship with our insurer partners, and may be negatively affected if our insurer partners terminate their relationship with us or fail to meet performance obligations. Certain insurer partners have been associated with a significant portion of our revenue generated from clients in the past. Our ability to attract clients depends on the quantity and quality of insurance products offered by insurer partners. Our arrangements with our insurer partners are typically not exclusive, and they may have similar arrangements with our competitors. Our partners may terminate their relationships with us or decide to exclusively or preferentially cooperate with our competitors. There can be no assurance that we can maintain relationships with our existing insurer partners on commercially desirable terms. If our insurer partners terminate their relationship with us, our supply of products and services may be interrupted and affect our ability to maintain existing clients and secure new clients.
If our insurer partners or the reinsurance company partners fail to properly fulfill their obligations as insurers under the insurance policies sold by us, it may affect our ability to maintain existing clients and secure new clients. If our insurer partners or the reinsurance companies with whom they or we partner become insolvent, our clients may not be able to realize the protection expected from the insurance policies, which will negatively affect our reputation and, in turn, our performance and financial results.
Our business is subject to various cybersecurity and other operational risks.
We face various cybersecurity and other operational risks relating to our businesses on a daily basis. We rely heavily on financial, accounting, communication and other data processing systems as well as the people who operate them to securely process, transmit and store sensitive and confidential client information, and communicate globally with our staff, clients, partners, and third-party vendors. We also depend on various third-party software and cloud-based storage platforms as well as other information technology systems in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control.
Our clients typically provide us with sensitive and confidential information as part of our business arrangements. We are susceptible of attempts to obtain unauthorized access of such sensitive and confidential client information. We also may be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. Although cyber-attacks have not had a material impact on our operations to date, breaches of our or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to and disclose sensitive and confidential client information and our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses and other means, and could originate from a wide variety of sources, including state actors or other unknown third parties. The increase in using mobile technologies can heighten these and other operational risks.
We cannot assure you that we or the third parties on which we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber-attacks. We may incur significant costs in maintaining and enhancing appropriate protections to keep pace with increasingly sophisticated methods of attack. In addition to the implementation of data security measures, we require our employees to maintain the confidentiality of the proprietary information that we hold. If an employee’s failure to follow proper data security procedures results in the improper release of confidential information, or our systems are otherwise compromised, malfunctioning or disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions, and damage to our reputation.
We operate in businesses that are highly dependent on proper processing of financial transactions. We also rely on third-party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation and adversely affect our businesses.
The technologies we use for the operation of our business are new and require continuous developments and upgrades. We cannot assure you that these technologies will fully support our business.
We regard technology as critical to our ability to provide high-quality products and superior client services in our businesses and operations. We rely on our business partners and investees in developing the sophisticated and innovative technology systems that we use for our business activities. We expect these technologies to support the smooth performance of key functions in our platform. To adapt to evolving client needs, requirements of our business partners, and emerging industry trends, we may need to continue to invest in new technologies or the upgrade of existing technologies to deliver our products and services. We have a number of strategic initiatives involving investments in or partnerships with technology companies as well as investments in technology systems and infrastructure to support our growth strategy. These investments may be costly, may not be profitable or may be less profitable than what we have experienced historically. If these business partners or investees fail to perform their obligations or otherwise cease to work with us, our ability to execute on our strategic initiatives could be adversely affected. If our efforts to invest in the development of new technologies or the upgrade of existing technologies are unsuccessful, our business, financial condition, and results of operations may be materially and adversely affected. In addition, the maintenance and processing of various operating and financial data is essential to our data analytical capabilities and the day-to-day
operation of our business. Our ability to provide products and services and to conduct day-to-day
business operations depend, in part, on our ability to maintain and make timely and cost-effective enhancement and introduce innovative functions which can meet changing business and operational needs. Failure to do so could put us at a disadvantage to our competitors and cause economic losses. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.
The proper functioning of our online platform and technology infrastructure is essential to our business. Any errors in or disruption to our IT systems and infrastructure and those on which we rely could materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our clients.
Our business is dependent on the ability of our IT systems and those of our business partners, vendors, and investee companies to timely process a large amount of information and transactions. We expect to rely on the API Exchange platform of ASEAN Financial Innovation Network, or AFIN, and other third parties to deploy digital solutions for the planned Singa Bank’s future digital banking platform in Singapore, subject to successfully obtaining a digital wholesale banking license from the MAS and meeting other regulatory requirements. We may also rely on PolicyPal’s IT systems and infrastructure to provide digital financial services to clients in Singapore and Hong Kong, as well as CapBridge to provide the same upon completion of our proposed transaction. The reliability, availability and satisfactory performance of our IT systems and those on which we rely are critical to our success, our ability to attract and retain clients and our ability to maintain a satisfactory user experience and client service. Our servers and those of our business partners and investee companies may be vulnerable to computer viruses, traffic spike that exceeds the capacity of our or their servers, electricity power interruptions, physical or electronic
break-ins,
and similar disruptions, which could lead to system interruptions, website slowdown and unavailability, delays in transaction processing, loss of data, and the inability to accept and fulfill client orders.
Our software, hardware, and systems and those on which we rely may contain undetected errors that could have a material adverse effect on our business, particularly to the extent such errors are not detected and remedied quickly. The solutions we provide are designed to process complex transactions and deliver reports and other information related to those transactions, all at high volumes and processing speeds. Since clients use our services for important aspects of their businesses, any errors, defects, disruptions in services, or other performance problems with our services could hurt our reputation and damage our clients’ businesses. Software and system errors, or human error, could delay or inhibit settlement of payments, result in over-settlement, cause reporting errors, or prevent us from collecting transaction fees. We can provide no assurance that we, our business partners or our investee companies will not experience unexpected human errors, system errors or interruptions in the future. We can provide no assurance that our current security mechanisms and those of our business partners and investee companies will be sufficient to protect our and their IT systems and technology infrastructure from any third-party intrusions, electricity power interruptions, viruses and hacker attacks, information and data theft, and other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue.
Maintaining and upgrading the technology infrastructure on which we rely require significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, systems on which we rely may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve the technology infrastructure on which we rely could result in unanticipated system disruptions, slower response times, impaired quality of user experience and delays in reporting accurate operating and financial information, which, in turn, could materially and adversely affect our business, financial condition and results of operations.
Any negative publicity with respect to us, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.
Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, founders, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. There has been media report that our founder was alleged to have not adhered to certain internal policies during his previous employment. In addition, we recently became aware of additional media reports and allegations leading to further negative publicity. These reports and allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrong doing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients and other “AMTD SpiderNet” stakeholders, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the industries in which we operate in general or product or service quality problems of other firms in such industries, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.
Our operations may be subject to transfer pricing adjustments by competent authorities.
We may use transfer pricing arrangements to account for business activities between us and our Controlling Shareholder, the different entities within our consolidated group, or other related parties. We cannot assure you that the tax authorities in the jurisdictions where we operate would not subsequently challenge the appropriateness of our transfer pricing arrangements or that the relevant regulations or standards governing such arrangements will not be subject to future changes. If a competent tax authority later finds that the transfer prices and the terms that we have applied are not appropriate, such authority may require us or our subsidiaries to re-assess
the transfer prices and
re-allocate
the income or adjust the taxable income. Any such reallocation or adjustment could result in a higher overall tax liability for us and may adversely affect our business, financial condition, and results of operations.
Our risk management and internal control systems, as well as the risk management tools available to us, may not fully protect us against various risks inherent in our business.
We follow our comprehensive internal risk management framework and procedures to manage our risks, including, but not limited to, reputational, legal, regulatory, compliance, operational, market, liquidity, and credit risks. However, our risk management policies, procedures, and internal controls may not be adequate or effective in mitigating our risks or protecting us against unidentified or unanticipated risks. In particular, some methods of managing risks are based upon observed historical market behavior and our experience in the financial industry. These methods may fail to predict future risk exposures, which could be significantly greater than those indicated by our historical measures. Other risk management methods depend upon an evaluation of available information regarding operating and market conditions and other matters, which may not be accurate, complete, up-to-date,
or properly evaluated. In addition, the capital markets are constantly developing, the information and experience that we rely on for our risk management methods may become quickly outdated as capital markets and regulatory environment continue to evolve. Any material deficiencies or failure in our risk management and internal control systems and procedures may adversely affect our ability to identify or report our deficiencies or non-compliance.
For a discussion of risks relating to these material weaknesses in our internal control over financial reporting, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have identified one material weakness in our internal control over financial reporting, and if we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.” In addition, failure of our employees to effectively enforce such risk management and internal controls procedures, or any of the foregoing risks, may have a material and adverse effect on our business, financial condition and operating results.
Fraud or misconduct by our directors, officers, employees, shareholders, agents, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter.
It is not always possible to detect and deter fraud or misconduct by our directors, officers, employees, shareholders, agents, clients or other third parties. The precautions that we take to detect and prevent such activity may not be effective in all cases, and we may suffer significant reputational harm and financial loss for any fraud misconduct by any of these individuals. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.
There is a risk that our directors, officers, employees, shareholders, agents, clients or other third parties could engage in fraud or misconduct that materially and adversely affects our business, including a decrease in returns on our own invested capital. We are subject to a number of obligations and standards arising from our businesses. The violation of these obligations and standards by any of our directors, officers, employees, shareholders, agents, clients or other third parties could materially and adversely affect us and our investors. For example, our businesses require that we properly handle confidential information. If our directors, officers, employees, shareholders, agents, clients or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. If any of our directors, officers, employees, shareholders, agents, clients or other third parties were to engage in fraud or misconduct or were to be accused of such fraud or misconduct, our business and reputation could be materially and adversely affected.
We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.
We face significant litigation and regulatory risks, especially operating in the financial services and insurance industries, including the risk of lawsuits and other legal actions relating to compliance of regulatory requirements in areas such as information disclosure, sales practices, product design, fraud and misconduct, as well as protection of sensitive and confidential client information. From time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. Actions brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant.
In market downturns, the number of legal claims and amount of damages sought in litigation and regulatory proceedings may increase. In addition, our affiliates may also encounter litigation, regulatory investigations and proceedings for the practices in their business operations. Our clients may also be involved in litigation, investigation or other legal proceedings, some of which may relate to deals that we have advised, whether or not there has been any fault on our part.
We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.
We are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. The anti-money laundering laws and regulations in Singapore, Hong Kong, and the United States require us to establish sound internal control policies and procedures with respect to anti-money laundering monitoring and reporting activities. Although we have adopted policies and procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals or improper activities (including but not limited to market manipulation and aiding and abetting tax evasion), such policies and procedures may not completely eliminate instances where our networks may be used by other parties to engage in money laundering and other illegal or improper activities. If we fail to fully comply with applicable laws and regulations, the relevant government agencies may impose fines and other penalties on us, which may adversely affect our business.
We regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.
We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, or (vi) us and our controlling shareholders and their controlling entities. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.
The current tensions in international economic relations may negatively affect the demand for our services, and our results of operations and financial condition may be materially and adversely affected.
Recently there have been heightened tensions in international economic relations, such as the one between the United States and China and also as a result of the conflict in Ukraine and sanctions on Russia.
The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. For example, September 17, 2018, former President Trump announced his decision to impose a 10% tariff on the third list of US$200 billion in imports from China to the United States effective September 24, 2018. On May 8, 2019, the U.S. government announced it would increase these tariffs to 25%. These tariffs are in addition to two earlier rounds of tariffs implemented against Chinese products on June 6, 2018 and August 16, 2018 that amount to tariffs on US$50 billion of Chinese products imported into the United States. On May 13, 2019, China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On January 15, 2020, the United States and China entered into a phase one trade deal.
In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the
COVID-19
outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.
Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions.
Uncertainty surrounding the escalating conflict between Russia and Ukraine could also negatively impact global and regional financial markets. Poor relations between the United States and Russia, sanctions by the United States and the European Union against Russia, and any escalation of political tensions or economic instability could increase the threat of armed conflict, cyberwarfare and economic instability that could further increase market volatility and uncertainty.
As a financial services firm with business exposure and operations in Singapore and Hong Kong, our businesses are materially affected by the financial markets and economic conditions in Singapore, China, and elsewhere in the world. Escalations of the tensions may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.
We may need additional financing but may not be able to obtain it on favorable terms or at all.
We may require additional financing for further growth and development of our business, including any investments or acquisitions we may decide to pursue. If our existing resources are insufficient to satisfy our requirements, we may seek to issue equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the Singapore and Hong Kong financial industry. We cannot assure you that we will be able to secure financing in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition, and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.
We may be subject to legal or regulatory liability if we are unable to protect the personal and sensitive data and confidential information of our clients.
We collect, store, and process certain personal and sensitive data from our clients, particularly under our insurance solutions business, and we make certain personal information provided by clients or third party data providers available to insurer or other partners with client consent. We also collect, store, and process operating data and other information from our clients under our SpiderNet ecosystem solutions business. We are required to protect the personal and sensitive data and confidential information of our clients under applicable laws, rules and regulations. While we have taken steps to protect the personal and sensitive data and confidential information of clients that we have access to, our security measures could be breached. In addition, we enter into non-disclosure
agreements with potential business partners from time to time which may contain personal and sensitive data and confidential information of our clients. Any breach or leakage of such non-disclosure
agreements by our potential business partners may subject us to liability. The relevant authorities may impose sanctions or issue orders against us if we fail to protect the personal and sensitive data and confidential information of our clients, and we may have to compensate our clients if we fail to do so. We routinely transmit and receive personal and sensitive data and confidential information of our clients through the internet and other electronic means. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, or any misuse or mishandling of such personal and sensitive data and confidential information could result in additional cost, legal liabilities, regulatory actions, and reputational damage to us, which could in turn inhibit the use of our platform, and materially and adversely affect our business prospects and results of operation.
If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.
We currently have insurance coverage such as professional indemnity insurance for certain of our regulated activities, and property, office, computer insurance, employee compensation and benefits, and travel insurance through policies maintained by our Controlling Shareholder. We have purchased directors and officers insurance from reputable global insurers and we do not plan on purchasing key-man
insurance coverage. We consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under the current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our Controlling Shareholder’s insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
We have identified one material weakness in our internal control over financial reporting, and if we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.
In the course of auditing our consolidated financial statements as of and for the year ended April 30, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as well as other control deficiencies as of April 30, 2022, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to a lack of internal audit function to monitor, evaluate and communicate internal control deficiencies. Following the identification of the material weaknesses, we have taken measures and plan to continue to take measure to remedy the material weakness that has been identified. For a discussion of these measures, see “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” We cannot assure you, however, that these measures will fully address the material weakness in our internal control over financial reporting or that we will not identify additional material weaknesses or significant deficiencies in the future.
We are a public company in the United States and are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the NYSE. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form
20-F
beginning with our annual report for the fiscal year ending April 30, 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and significant deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.
Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits. We have policies and procedures in place to reduce the likelihood that we or our employees may use, develop, or make available any content or applications without the proper licenses or necessary third-party consents. However, these policies and procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.
Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenue, impair our client relationships and harm our reputation.
Any failure to protect our intellectual property could harm our business and competitive position.
We maintain a number of registered domain names. As of the date of this annual report, we had one trademark registered in Hong Kong and two trademarks registered in Singapore. We may in the future acquire new intellectual property such as trademarks, copyrights, domain names, and know-how.
We will rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property rights. It is possible that third parties may copy or otherwise obtain and use our trademarks without authorization or otherwise infringe on our rights. We may not be able to successfully pursue claims for infringement that interfere with our ability to use our trademarks, website, or other relevant intellectual property or have adverse impact on our brand. We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages.
We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including the emergence of an epidemic, pandemic, social unrest, terrorist attacks, or natural disasters.
Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made
disasters, pandemics, social unrest, war, riots, terrorist attacks, or other public safety concerns. If we were to experience a natural or man-made
disaster, disruption due to social or political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, the continuity of our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our business exposure and operations in Singapore and Hong Kong, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business could also be adversely affected if our employees are affected by epidemics, pandemics, natural or man-made
disasters, disruptions due to social or political unrest or disruption involving electronic communications. In addition, our results of operations could be adversely affected to the extent that any epidemic or pandemic harms the Singapore, Hong Kong, or global economy in general. The incidence and severity of disasters, epidemics or pandemics or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.
In addition, although the recent outbreak of
COVID-19
may increase demand for online financial solutions, digital media marketing, and other online-based products and services, its impact, including impact on our employees, clients, business partners, and third-party service providers, could have a material and adverse effect on our business, financial condition, and results of operations. This outbreak of
COVID-19
has caused, and may continue to cause, companies in Singapore, Hong Kong, and the rest of the world, including us and certain of our business partners, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business operations depend on our professional staff and the continued services of these individuals. If any of our employees is suspected of having contracted
COVID-19,
we may be required to apply quarantines or suspend our operations. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.
Increases in labor costs may adversely affect our business and results of operations.
The economy in Singapore, Hong Kong, and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Singapore, Hong Kong, and certain other regions are expected to continue to increase. In addition, we are required by Singapore and Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increasing labor costs, our financial condition, and results of operations may be adversely affected.
Risks Relating to Our Relationship with the Controlling Shareholder
We have limited experience operating as a stand-alone public company.
AMTD Digital Inc. was incorporated in September 2019 as a wholly-owned subsidiary of our Controlling Shareholder. Our Controlling Shareholder also controls AMTD IDEA Group, a leading Hong Kong-headquartered comprehensive financial institution dual-listed on both the NYSE and
SGX-ST
(NYSE: AMTD; SGX: HKB). However, we have limited experience conducting our operations as a stand-alone public company. Prior to our initial public offering in July 2022, our Controlling Shareholder has provided us with financial, administrative, human resources, and legal services, and also has provided us with the services of a number of its executives and employees. After we become a stand-alone public company, we expect our Controlling Shareholder to continue to provide us with certain support services, but to the extent our Controlling Shareholder does not continue to provide us with such support, we will need to create our own support system. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.
In addition, since we have become a public company, our management team will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a stand-alone public company, our management will have to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.
Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.
Prior to our establishment, the operations of our insurance solutions, SpiderNet ecosystem solutions, and digital investments businesses were carried out by companies owned or controlled by our Controlling Shareholder. For all periods presented, our consolidated financial statements include all assets, liabilities, revenue, expenses, and cash flows that were directly attributable to our insurance solutions, SpiderNet ecosystem solutions, and digital investments businesses whether held or incurred by our Controlling Shareholder or by us. With respect to costs of operations of the insurance solutions, SpiderNet ecosystem solutions, and digital investments businesses, an allocation of certain costs and expenses of our Controlling Shareholder were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenue and actual usage metrics, among other things attributable to us. We made numerous estimates, assumptions, and allocations in our historical financial statements because our Controlling Shareholder did not account for us, and we did not operate as a stand-alone company for any period prior to the completion of our initial public offering in July 2022. Although our management believes the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position, and cash flows as if we operated as a stand-alone public company during the periods presented. See Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Our Controlling Shareholder” for our arrangements with our Controlling Shareholder and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, we are in the process of establishing our own financial, administrative, and other support systems to replace our Controlling Shareholder’s systems, the cost of which could be significantly different from cost allocation with our Controlling Shareholder for the same services. Therefore, you should not view our historical results as indicators of our future performance.
We may not continue to receive the same level of support from our Controlling Shareholder.
We have benefitted significantly from our Controlling Shareholder’s strong market position and brand recognition, as well as its expertise in the insurance solutions business. We may enter into a series of agreements relating to our ongoing business operations and service arrangements with our Controlling Shareholder in the future, we cannot assure you we will continue to receive the same level of support from our Controlling Shareholder as we now operate as a stand-alone public company. Our current clients may react negatively to our restructuring. This effort may not be successful, which could materially and adversely affect our business.
Our agreements with our Controlling Shareholder or any of its controlling shareholders may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition
agreement with our Controlling Shareholder limits the scope of business that we are allowed to conduct.
In May 2021, we entered into a series of agreements with our Controlling Shareholder and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition
agreement that we entered into with our Controlling Shareholder, we agree during the non-competition
period (which will end on the later of (1) two years after the first date when our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifth anniversary after July 15, 2022 being the date of our initial public offering of the ADSs listed and traded on the NYSE) not to compete with our Controlling Shareholder in the businesses then conducted by our Controlling Shareholder, except that we may own non-controlling
equity

interest in any company competing with our Controlling Shareholder. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of our businesses slow down. In addition, pursuant to our master transaction agreement that we entered into with our Controlling Shareholder, we agree to indemnify our Controlling Shareholder for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our restructuring. The allocation of assets and liabilities between our Controlling Shareholder and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as our Controlling Shareholder continues to control us, we may not be able to bring a legal claim against our Controlling Shareholder or its controlling shareholders in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements we may enter into from time to time.
We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
Our Controlling Shareholder controls, through AMTD IDEA Group, a majority of the voting power of our issued outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the NYSE Listed Company Manual. Under these rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company” and will be permitted to elect not to comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors, and the requirement that we have a compensation committee that is composed entirely of independent directors. As we may intend to rely on some or all of the exemptions available to issuers like us, our shareholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
We may have conflicts of interest with our Controlling Shareholders or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.
As of the date of this annual report, our Controlling Shareholder beneficially owned 44.3% of our outstanding ordinary shares, representing 87.6% of our total voting power.
Accordingly, our Controlling Shareholder continues to be our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.
The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of the ADSs and may prevent us from pursuing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•
Indemnification arrangements with our Controlling Shareholder.
In May 2021, we entered into a master transaction agreement under which we agree to indemnify our Controlling Shareholder with respect to lawsuits and other matters relating to our digital financial services, SpiderNet ecosystem solutions, digital media, contents, and marketing, and digital investments businesses, including operations of those businesses when we were a private company and a subsidiary of our Controlling Shareholder. These indemnification arrangements could result in our having interests that are adverse to those of our Controlling Shareholder, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we agreed to reimburse our Controlling Shareholder for liabilities incurred (including legal defense costs) in connection with any third party claim if it is ultimately determined that we are obligated to indemnify our Controlling Shareholder with respect to such third party claim.

•
Non-competition
arrangements with our Controlling Shareholder.
In May 2021, we entered into a
non-competition
agreement under which our Controlling Shareholder agrees not to compete with us in our digital financial services, SpiderNet ecosystem solutions, digital media, content, and marketing, and digital investments businesses, except for owning non-controlling
equity interest in any company competing with us. We agree not to compete with our Controlling Shareholder in the respective businesses then conducted by our Controlling Shareholder, except that we may own non-controlling
equity interests in any company competing with our Controlling Shareholder.

•
Employee recruiting and retention.
Because we, and our Controlling Shareholder are engaged in financial service-related businesses in Hong Kong, we may compete with our Controlling Shareholder in the hiring of new employees. In May 2021, we entered into a non-competition
agreement and have a
non-solicitation
arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other’s employees.

•
Our board members or executive officers may have conflicts of interest.
Our director and president, Frederic Lau, is also the executive vice chairman of our Controlling Shareholder and the chairman of executive management committee of AMTD IDEA Group. Our director and chief executive officer, Mark Chi Hang Lo, is also the group vice president of our Controlling Shareholder. Our chief financial officer, Xavier Ho Sum Zee, is also the group chief financial officer of our Controlling Shareholder and chief financial officer of AMTD IDEA Group. Our independent director, Dr. Feridun Hamdullahpur, is also a director of our Controlling Shareholder and an independent director of AMTD IDEA Group. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

•
Sale of shares or assets in our company.
Upon expiration of the
lock-up
period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Shareholder may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide, or be obligated under any of its applicable debt covenant, to sell all or a portion of our shares or our assets in the event of default of our Controlling Shareholder or any of its controlling shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

•
Allocation of business opportunities.
Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Although we entered into a master transaction agreement under which our Controlling Shareholder agrees not to pursue investment opportunities without first presenting them to us, our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our board of directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders.

•
Developing business relationships with our Controlling Shareholder’s competitors.
So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Risks Relating to the ADSs
The trading price of the ADSs has been volatile and could continue to fluctuate significantly, which could result in substantial losses to you.
The trading price of the ADSs has been and will likely to be volatile and could fluctuate widely due to factors beyond our control. Since their initial listing on the NYSE on July 15, 2022, the price of the ADSs has ranged from US$12.05 to US$2,555.30.
The market price of the ADSs is likely to continue to be highly volatile and could be significantly affected by broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other U.S.-listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and mainland Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong- and mainland China-based, U.S.-listed companies, which consequently may affect the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and mainland Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and mainland Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs.
In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	variations in our revenue, profit, and cash flow;

•	changes in the economic performance or market valuations of other financial services firms;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

•	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholders;

•	release or expiry of any transfer restrictions on our outstanding shares or the ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.
As a result of any of these factors, there may be large and sudden changes in the volume and price at which the ADSs will trade and the market price of the ADSs may not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the underlying shares in the future.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
An active public market may not develop for the ADSs on the NYSE, and you may not be able to resell the ADSs at or above the price you paid, or at all.
Although the ADSs are listed on the NYSE, we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop, the market price of the ADSs may decline and the liquidity of the ADSs may decrease significantly. We cannot assure you that the price at which the ADSs are traded will not decline below the initial public offering price on the NYSE. As a result, investors in the ADSs may experience a significant decrease in the value of their ADSs due to insufficient or a lack of market liquidity of the ADSs.
If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price or trading volume for the ADSs could decline.
The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish or maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.
The sale or availability for sale of substantial amounts of the ADSs in the public market could adversely affect their market price.
Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by the Controlling Shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
Under our dual-class share structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to twenty votes per share, while holders of Class A ordinary shares will be entitled to one vote per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, or disposition of any Class B ordinary shares by a holder thereof to any person other than our founder, Dr. Calvin Choi, or any other person or entity designated by Dr. Choi, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

As of the date of this annual report, our Controlling Shareholder and certain other affiliates beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 87.6% of our total issued and outstanding ordinary shares and 99.3% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure.
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.
S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.
Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the ADSs for return on your investment.
Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is entirely at the discretion of our board of directors.
Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. We cannot assure you that the ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in, and you may even lose your entire investment in, the ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted.
Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you surrender and cancel your ADSs, withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) days.
When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 40 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.
The depositary for the ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.
Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have instructed the depositary that we wish a discretionary proxy to be given;

•	we reasonably do not know of any substantial opposition to the matter to be voted on at the meeting; and

•	the matter to be voted on at the meeting is not materially adverse to the interests of shareholders.
The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirement is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from the registration requirement under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.
You may not receive cash dividends if the depositary decides it is impractical to make them available to you.
The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses and any taxes or other governmental charges. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property, or that the value of certain distributions may be less than the cost of distribution. In these cases, the depositary may decide not to distribute such property to you.
We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.
We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment prejudice a substantial existing right of ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a
non-U.S.
securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility terminates, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that may prejudice a substantial existing right of is ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.
The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim that they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs, or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute
jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute
jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive
jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute
jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other owners and holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owner or holder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate actions such as a rights offering, in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in this annual report based on foreign laws.
We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and some of their assets are located outside the United States. Substantially all of our directors and executive officers reside in Hong Kong. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon these individuals or to bring an original action against us or against them in the United States or in a court in the Cayman Islands or Hong Kong in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise, including those based on the civil liability provisions of the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore, Hong Kong or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (as revised from time to time), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands may have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.
Our currently effective memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by the ADSs, at a premium.
Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to create and issue new classes or series of shares (including preferred shares) and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could therefore be created and issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to create and issue new class or series of preferred shares, the price of the ADSs may fall and the voting and other rights of the then existing holders of our ordinary shares and the ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from the NYSE listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE.
As a Cayman Islands company to be listed on the NYSE, we are subject to the NYSE listing standards. The NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the NYSE: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.
If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.
We are primarily engaged in businesses relating to digital financial services, the SpiderNet ecosystem solutions, and digital media, content, and marketing. We also invest directly in various innovative technology companies to leverage, enhance, and enrich the AMTD SpiderNet ecosystem by including them in our ecosystem. These investments and other future investments may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, or the 1940 Act. Under Section 3(a)(1)(C) of the 1940 Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, or the 40% Test. We believe we are not an investment company within the meaning of the 1940 Act, as we do not hold ourselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities, and we pass the 40% Test with our “investment securities” not exceeding 40% of the value of our total assets on an unconsolidated basis.
We seek to conduct our operations so that we are in compliance with the 40% Test or with an exclusion or exemption from investment company status under the 1940 Act. If we fail to comply with the 40% Test and we are unable to structure or operate our business in a manner that avoids investment company status under the 1940 Act, we may be deemed to be an investment company within the meaning of the 1940 Act. As a foreign private issuer, we would not be eligible to register under the 1940 Act unless the SEC issued an order permitting us to do so. As a result, if we are deemed to be an investment company within the meaning of the 1940 Act, we would either have to obtain exemptive relief from the SEC or dispose of investment securities in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be “investment securities” within the meaning of the 1940 Act. Failure to avoid being deemed an investment company under the 1940 Act, coupled with our inability as a foreign private issuer to register under the 1940 Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the NYSE, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.
We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.
While we do not expect to be treated as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or the IRS, may challenge our classification of certain income and assets as non-passive
which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.
We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the NYSE detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.
We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Our management is and may continue to be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. In addition, we incur additional costs associated with our public company reporting requirements and it may be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.
In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company
Our Company
Our Controlling Shareholder, commenced our current insurance solutions business in October 2004. Our Controlling Shareholder commenced our current digital investments business in July 2016 and SpiderNet ecosystem solutions business in December 2017.
In December 2019, we carried out a restructuring to carve out the insurance, digital investments, and SpiderNet ecosystem solutions from our Controlling Shareholder. As part of the restructuring, in September 2019, AMTD Digital Inc. was incorporated under the laws of the Cayman Islands initially as a wholly-owned subsidiary of our Controlling Shareholder. Following the restructuring, AMTD Digital Inc. became the holding company of our businesses. We commenced our digital media, content, and marketing business in May 2020.
We are a holding company incorporated in the Cayman Islands and conduct our businesses through our subsidiaries. See “Item 4. Information on the Company—C. Corporate Structure” for a diagram illustrating our corporate structure as of the date of this annual report.
On February 23, 2022, AMTD IDEA Group, a leading Hong Kong-headquartered comprehensive financial institution dual-listed on both the NYSE and
SGX-ST
(NYSE: AMTD; SGX: HKB) controlled by our Controlling Shareholder, acquired a majority stake in us. As of the date of this annual report, AMTD IDEA Group owns 87.6% of our issued and outstanding shares, and 99.3% of our total voting power.
The ADSs have been listed on NYSE since July 15, 2022 and trade under the ticker symbol “HKD.”
In August 2022, we entered into certain agreement with AMTD IDEA Group pursuant to the terms of which, we will acquire 100% of the equity interest in AMTD Assets Group and will issue a total of 515,385 Class B ordinary shares at US$520 per share in settlement of the consideration payable for the acquisition. The transactions contemplated under this agreement are subject to certain closing conditions and are expected to close in September 2022.
Our principal executive offices are located at 25/F Nexxus Building, 41 Connaught Road Central, Hong Kong. Our telephone number at this address is +852 3163 3298. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman
KY1-1111,
Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711. Our website is www.amtdigital.net. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview
As the fusion reactor at the core of the AMTD SpiderNet ecosystem, we are a comprehensive digital solutions platform in Asia with four main business lines: digital financial services, SpiderNet ecosystem solutions, digital media, content, and marketing, and digital investments.

•
Digital Financial Services.
Primarily through our controlled entities, investees, and business partners, we provide one-stop,
cross-market and intelligent digital financial services for retail and corporate clients in Asia. We possess and are in the process of applying for some of the most scarce digital financial licenses in Asia and provide a variety of digital financial services.

•
SpiderNet Ecosystem Solutions.
We serve as a super connector and digital accelerator for Asia-based entrepreneurs and corporates by connecting them to resources and technologies, and providing them with access to our unique AMTD SpiderNet ecosystem. Centered on our ecosystem-powered strategy, we empower entrepreneurs and corporates with capital, technologies, mentorship, connectivity, and other resources essential to accelerating and enhancing their business digital transformation and corporate development journeys.

•
Digital Media, Content, and Marketing
. We create and promote digital solutions content by investing and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms.

•	Digital Investments. We invest directly in various innovative technology companies to leverage, enhance and enrich the AMTD SpiderNet ecosystem by including them in our ecosystem.

Our Ecosystem Approach
AMTD Group’s diverse and enriching initiatives and network of connections have contributed to the formation of the AMTD SpiderNet ecosystem—an ever-extending network in which AMTD Group, together with its clients, shareholders, business partners, and investee companies, actively explore business collaboration opportunities.
We are the core fusion reactor that is the AMTD SpiderNet, building a digital foundation to accelerate the growth of AMTD SpiderNet and unlocking greater synergies for all stakeholders. We are dedicated to building a cross-border digital solutions platform that provides comprehensive digital services with industry-leading technologies. Our various solutions are divided into four business units, which enable us to create various touchpoints to a broad range of clients. We deepen our relationship with clients by cross-selling solutions that fulfill different needs of clients and expanding opportunities for collaboration with partners in AMTD SpiderNet.
Digital Financial Services
Digital Banking
Airstar Bank
Airstar Bank, a virtual bank jointly-established by our Controlling Shareholder and Xiaomi in which our Controlling Shareholder holds 10% of its equity interest, provides comprehensive digital banking services to retail and corporate clients in Hong Kong. We have entered into an agreement with our Controlling Shareholder to enable Airstar Bank to access our SpiderNet ecosystem and support them to gradually build up their own ecosystem.
The services that Airstar Bank provides or plans to provide include:

•
Deposit
.
Airstar Bank provides customized deposits at attractive interest rates with flexibility in maturity dates. Airstar Bank currently offers two types of deposit services: (i) tiered-pricing savings deposits and (ii) time deposits where clients enjoy favorable interest rate, compared to traditional banks.

•
Personal Loan
.
Airstar Bank offers loans to clients based on automated credit assessment capabilities utilizing big data analytics, models, and algorithms. Airstar Bank’s credit assessment system analyzes a client’s background information, including financial status, behavior patterns, and credit history to determine loan amount, loan tenor, and interest rate. Airstar Bank currently offers (i) personal loan with efficient application process and attractive annual percentage rate, and (ii) debt consolidation loan.

•
Virtual Credit Card
.
Airstar Bank intends to offer virtual credit cards through its automated online application system. The virtual credit cards may be used in various online and offline payment channels.

•	Fund Transfer . Airstar Bank offers inter-bank fund transfer services through Faster Payment System and Real Time Gross Settlement with no service fee charged.

•
Corporate Services
. Airstar Bank will provide integrated services to corporates covering a full range of corporate operations, including transaction settlement services, payroll services, transfers, and remittance. To facilitate tailor-made credit and financing services for corporates, Airstar Bank will adopt blockchain technology to gain real-time access to the corporate’s information, such as cash flows, sales and purchase transactions, and inventory information.

•	Cross Border Remittance . Airstar Bank will collaborate with third-party FinTech companies to offer low cost cross-border remittance services.

•	Near Field Communication (NFC) Payment . Airstar Bank will offer NFC payment services, which allow clients to make payments via their mobile phone at local retail shops.

Airstar Bank offers its digital banking services primarily through its Airstar app. Airstar Bank targets retail and corporate clients in Hong Kong. Airstar Bank seeks to take advantage of Xiaomi’s existing user-base from its smart devices, Xiaomi’s corporate clients from its supply chain, and resources in AMTD SpiderNet ecosystem to quickly scale its client base.
Airstar Bank’s digital banking platform utilizes cutting-edge technologies to provide comprehensive banking services, which serve as the gateway for clients to access other services and solutions offered on our platform. The synergies created by partners in AMTD SpiderNet will support Airstar Bank’s digital banking services and expand the resources available in the AMTD SpiderNet with clients acquired through Airstar Bank.
Singa Bank
Our subsidiary, AMTD Digital Holdings Pte. Ltd., entered into a binding term sheet in December 2019 with Xiaomi, SP Group, and Funding Societies to establish a consortium in which we expect AMTD Digital Holdings Pte. Ltd. to be the largest shareholder. The consortium intended to pursue digital banking opportunities in Singapore through Singa Bank, the launch of which is subject to obtaining a digital wholesale banking license from the MAS and other regulatory requirements. SP Group is Singapore’s largest energy utilities provider and has a large network of SME clients. Funding Societies is the largest digital peer-to-peer
lending platform in Southeast Asia, focused on connecting SME borrowers with investors. The planned Singa Bank aims to leverage the support of its shareholders to grow its client base by taking advantage of SP Group and Funding Societies’ large SME client base, Xiaomi’s SME clients from its supply chain, and business partners in AMTD SpiderNet. We intend to consolidate Singa Bank’s financial results into our financial statements following its establishment. The MAS had previously announced that they planned to grant up to five digital banking licenses. We have submitted our application for the license previously. As of the date of this annual report, four licenses have been granted to other applicants and MAS will review and consider granting more such licenses in the future. We and Xiaomi intend to further pursue the digital banking license opportunity.
The planned Singa Bank expects to provide an
easy-to-access,
automated digital banking platform targeted to SME, corporate, and FinTech clients and in Singapore and other markets in Southeast Asia. Similar to our approach with Airstar Bank, we will provide resources and capital support from the AMTD SpiderNet ecosystem, and Xiaomi will provide technology expertise for the digital banking platform. The planned Singa Bank will leverage the technology skills and digital solutions from API Exchange platform, a cross-border, open architecture platform launched by AFIN, to operate its digital banking platform. Singa Bank’s proposed services will be similar to services provided by Airstar Bank with a focus on services for SME, corporate and FinTech clients. Subject to obtaining the relevant regulatory license and government approval, Singa Bank and Airstar Bank will work together closely to jointly develop new product offerings and services in the near future.
“More than Banking”
We aim to provide comprehensive solutions that go beyond banking services and provide an unrivalled client experience. The cohesiveness of our business units strengthens our value proposition to significantly reduce client acquisition costs, increase the efficiency with which we can cross-sell our solutions and boost client stickiness.

•
Comprehensive Corporate Solutions
.
Apart from offering digital financial services for corporates, our corporate solutions will integrate payment gateway, taxation, accounting, risk management, digital marketing, business intelligence, capital market advisory, and talent training services, all while leveraging the capabilities of our ecosystem, our portfolio companies and partners in the AMTD SpiderNet.

•
Personal Lifestyle Banking
.
Our service offerings to retail clients will not be limited to personal financial needs. We will integrate online banking services, wealth management, insurance solutions, and asset exchange into our ecosystem, as well as incorporate the capabilities of AMTD Group’s long-term strategic partners to optimize our services.

Insurance Solutions
AMTD RSG, our wholly-owned subsidiary, was a member of the Hong Kong Confederation of Insurance Brokers since October 2004. Pursuant to the new statutory regime for regulation of insurance intermediaries established in September 2019, AMTD RSG was granted a deemed insurance brokerage license issued by the Hong Kong Insurance Authority.
Traditional Insurance Brokerage
We offer a wide spectrum of general and life insurance solutions to clients in various industries. Our services are led by a team of experienced members in the insurance industry, and we have established long-standing cooperation with a variety of global insurers, re-insurers,
and insurance solution provider partners.
We provide customized insurance products and solutions primarily underwritten by our insurance partners mainly in the following four risk categories:

•
Property Risk
.
Property risk relates to physical loss, destruction, or damage to physical property. For example, we provide property all-risk
and construction
all-risk
solutions that may include relevant insurance products underwritten by our insurance partners.

•
Liability Risk
.
Liability risk relates to claims resulting from injuries or damages to a third party. For example, we provide directors and officers liability, professional indemnity, and employee compensation risk solutions that may include relevant insurance products underwritten by our insurance partners.

•
Financial Loss Risk
.
Financial loss risk relates to actions or events that may impact business operations and result in financial loss. For example, we provide business interruption risk solutions that may include relevant insurance products underwritten by our insurance partners.

•
Personal Risk
.
Personal risk relates to injury, illness, or death of individuals or a group of individuals. For example, we provide life and health risk solutions that may include relevant insurance products underwritten by our insurance partners.

We continually optimize insurance offerings on our platform through cooperation with new insurance, channel, and service partners to meet our clients’ evolving needs. For example, we recently offered various cyber insurances on our platform underwritten by our insurance partners. Cyber insurance solution typically provides analysis, recommendations, and coverage for a variety of risks, including: first-party coverage against losses related to cyber-attacks, such as data destruction, hacking, theft, and extortion; and indemnification against lawsuits related to cyber-attacks and errors and omissions that may have caused such cyber-attacks, such as failure to safeguard data.
Our comprehensive insurance service can be provided with flexibility and typically covers the following stages:

•
Comprehensive Risk Identification
. In consultation with clients, we leverage our expertise in the insurance industry to conduct a comprehensive analysis and determination of total risk exposure and risk tolerance. For insurable risks, we also conduct a mapping of existing risk coverage across industries, types, and geographical regions.

•
Optimal Solution and Coverage Structure Design
. Based on our extensive knowledge in the insurance industry, we conduct tailored consultation and optimal insurance program structure and solution design to meet the demands of clients.

•
Insurance Placement for Insurable Risks
.
For identified and requested insurable risks, we leverage proprietary industry resources, experience, expertise, and influence to provide tailored design of underwriting syndicate, for example, primary and excess insurance layer design, and select and negotiate with optimal insurers. On behalf of our clients, we then calibrate quotation and key insurance solution terms and conditions, and ultimately proceed to facilitate the inception of cover.

Our clients for insurance consist primarily of corporate clients and, to a lesser extent, retail clients. As of the date of this annual report, we possess a database of over 500,000 corporate and retail clients.
PolicyPal
We acquired a controlling interest in PolicyPal Pte. Ltd., a digital insurance technology platform for consumers and SME clients in Singapore via our fusion-in
program in August 2020.
PolicyPal is dedicated to creating a simplified and mobile-first process to provide customized insurance products to consumer and SME clients. It is a data-driven company that leverages the combination of AI, machine learning, and data analytics to gather insights from a customer’s behavioral traits, gathered through predictive analytics to create curated content to enhance consumers’ financial literacy. In addition, these insights also facilitate the provision of feedback to users such as their existing insurance coverage which is relevant towards providing tailor-made portfolio financial advisory based on specific data from the past. Customer profiles, purchase patterns and histories, brand interactions, and social data all create a detailed map of each customer’s mindset and preferences from where appropriate content creation begins, to the acquisition of registered users and to the conversion of providing of financial advice and insurance services. PolicyPal collaborates with approximately 30 insurance companies globally to provide general insurance and life insurance products.
Applaud
Applaud Digital Solutions Pte. Ltd. was incorporated by AMTD Digital Solutions Pte. Ltd. together with PolicyPal Pte. Ltd. in July 2020 to apply for a direct insurer (composite) license from the MAS. Applaud aims to be Singapore’s first homegrown digital composite insurer, providing seamless and modular protection and wealth products to Singaporeans and beyond through its open insurance platform, the license of which is subject to the MAS’s final approval.
Applaud aims to empower mass market consumers access to affordable wealth products and seamless, modular, and relevant protection covers. Applaud seeks to deliver simple, transparent, and innovative insurance products that leverage on state-of-the-art
insurance technology, deep understanding of Singapore’s markets and consumers, and effective online distribution to enhance market penetration.
Applaud’s mission is to support the Singapore community to be more resilient, and empower people for a better life. Applaud aims to provide long-term support to Singapore as an international FinTech, wealth management, and financial center, and the Smart City of tomorrow.
Applaud’s core modular insurance offering will be the first of its kind in Asia, offering unprecedented flexibility and freedom of choice for policyholders. Applaud will also lead innovation in insurtech through its best-in-class
UX journey and experience and automated servicing. Applaud will enable business strategy through digital differentiation and innovative use of technology. It will facilitate strong integration across partners in AMTD SpiderNet ecosystem via an Open Insurance Platform. Technology will also be leveraged to build superior risk management and robust compliance frameworks.
Proposed Transaction with CapBridge
We entered into a binding term sheet in June 2020 pursuant to which we propose to acquire a controlling interest in CapBridge Financial Pte. Ltd., the holding company of a leading online private markets integrated capital raising and secondary liquidity platform in Asia for growth companies and funds. We further updated our mutual understanding with CapBridge to establish a long-term strategic partnership alongside with AMTD IDEA Group for the three entities to focus on digitalization solutions connecting private markets with public capital markets opportunities and to update the overall transaction framework to include three separate phases: (i) an initial investment by AMTD IDEA Group in CapBridge Financial Pte. Ltd. for an equity interest of 2.98%, which has been completed as of the date of this annual report, (ii) a follow-on
investment by AMTD ASEAN Solidarity Fund under our company, and (iii) an additional round of investment to top up our overall ownership, subject to negotiation of the final terms and conditions and regulatory approvals (including MAS approval). As part of our fusion-in
approach, we will invest in CapBridge through an equity swap combined with cash investment and will add CapBridge into the AMTD SpiderNet. CapBridge Pte. Ltd. was formed in partnership with SGX and is licensed by the MAS. It holds a capital markets services license in respect of dealing in capital markets products that are securities and collective investment schemes, and is an exempt financial advisor in respect of advising on investment products and issuing or promulgating analyses/reports on investment products that are securities and collective investment schemes. Its subsidiary, 1exchange, Singapore’s first
MAS-regulated
private markets securities exchange, is a recognized market operator. See “—Regulations in Singapore” for further details.
If we complete the proposed transaction with CapBridge Financial Pte. Ltd., we expect to leverage CapBridge’s capabilities to help companies at various stages of development in our AMTD SpiderNet ecosystem raise private capital, as well as to conduct direct private listings and share trading. We believe that by becoming part of our unique SpiderNet ecosystem, CapBridge will expand our network and resources, further empowering the ecosystem with its global community of business owners and investors.
SpiderNet Ecosystem Solutions
We serve as a super connector and digital accelerator for Asia-based entrepreneurs and corporates by connecting them to resources and technologies and providing them with access to our unique AMTD SpiderNet ecosystem. Centered on our ecosystem-powered strategy, we empower entrepreneurs and corporates with capital, technologies, mentorship, connectivity, and other resources essential to accelerating and enhancing their business digital transformation and corporate development journeys.
Through a membership fee scheme, we provide our corporate clients with exclusive access to the AMTD SpiderNet ecosystem and its prestigious corporate members, prominent business executives and partners, creating strategic and synergistic opportunities. In addition, our digital solutions initiatives and programs in partnership with industry leaders and academic institutions serve to support industry professionals and foster next generation entrepreneurs in the region by equipping them with the latest trends and knowledge in the digital space. These entrepreneurs become permanent members of the AMTD alumni network. Our services help our ecosystem members to enhance connectivity, identify business synergies, and create valuable business propositions. We further deepen our relationship with corporate clients by facilitating synergies between their portfolio companies and other partners in the AMTD SpiderNet ecosystem and by connecting innovative minds and bright ideas to smart ideas.
We cultivate next generation entrepreneurs by continuously fueling up our business model and enlarging our AMTD SpiderNet ecosystem. We empower startups, entrepreneurs and innovative talents with capital resources and knowledge through various educational programs. We invite university professors, successful entrepreneurs, and Nobel Prize winners to provide professional guidance for entrepreneurs. Moreover, we groom start-up
founders and outstanding entrepreneurs by providing network connectivity and business exposure in regional and global stages. Through our various programs, we engage with entrepreneurs and future leaders from their early development stage and facilitate their growth by providing resources and strategic guidance throughout their business operations. We integrate selected start-ups
into AMTD SpiderNet to foster their growth and create value to other stakeholders.
Digital Media, Content, and Marketing
Over the past few years, we have devoted significant resources in working with governmental and quasi-government entities to promote financial service industry in Asia. Such efforts laid the foundation for our digital media, content, and marketing business as these events established our leadership role for providing insightful content to mass audience.
Based on our extensive experience, unique insights, and deep knowledge in digital finance industry, we create and promote digital solutions content by investing and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms.
Through our offering of digital media and content, we are able to spearhead industry trends and create effective marketing for our clients and ecosystem partners through innovative content creation, digital marketing platforms and cutting-edge technology.
Digital Investments
Our digital investments business focuses on long-term equity investments in leading FinTech and technology companies that augment the AMTD SpiderNet ecosystem and optimize our business operations. Our portfolio companies allow us to access unique opportunities and resources that complement the AMTD SpiderNet ecosystem, and we engage the portfolio companies with connections in the AMTD SpiderNet. We also established a S$50 million AMTD ASEAN Solidarity Fund partnering with the Singapore FinTech Association, or SFA, and S$6 million
MAS-SFA-AMTD
FinTech Solidarity Grant, partnering with the MAS and the SFA. Both the AMTD ASEAN Solidarity Fund and the
MAS-SFA-AMTD
FinTech Solidarity Grant focus on investing in or providing funding and business support to those leading FinTech companies with growth potential and possibility to create synergies with AMTD SpiderNet’s stakeholders.
Investment Approach
We source investment opportunities through the AMTD SpiderNet and focus on investing in a small number of select companies that we believe will complement and bring value to our ecosystem, including companies within and outside the digital finance sector.
Leveraging “AMTD SpiderNet.”
We leverage resources in the AMTD SpiderNet throughout the investment process to source investments, evaluate opportunities, and provide value added solutions to our portfolio companies after our investment.
Value Investment.
We focus on how the investments can contribute to the AMTD SpiderNet ecosystem, rather than looking for investment returns. Our investments allow us to access the management teams of our portfolio companies and provide us with greater insights and connections in various industries.
Synergy with Portfolio Companies.
We have an experienced team for post-investment value creation. We proactively seek opportunities to engage our portfolio companies into our SpiderNet ecosystem.
Equity Swap.
We may make investments in the future using cash investment combined with an equity swap (i.e. issuance of our ordinary shares in exchange for the equity interests of the investees). Through our equity swap arrangements, we ensure business interests of our portfolio companies are aligned with ours.
Investment Process
Our investment professionals assess the suitability and prospects of potential target companies with a number of factors including the track record of the target’s management team, the target’s operating market, macroeconomic conditions, market cycle and industry background, business model, and other quantitative financial analyses. And most importantly, we also consider the targets’ potential synergies with other business partners in AMTD SpiderNet.

We make strategic investment decisions through our investment committee, which consists of key management team members covering finance, investments, and legal and compliance. All investment proposals will be presented to our investment committee following the satisfactory completion of assessment and due diligence investigation. Our investment committee also assesses, reviews and modifies our investment strategies from time to time based on accumulated deal execution experience and the latest developments in the financial market, of the economic conditions, and regarding government policies.
We closely monitor our portfolio companies in accordance with the guidelines set by the investment committee. Specifically, we track business and technology development, competition landscape, latest technological trends, our holding positions, unrealized profit or loss, and our risk exposure of each portfolio company. We will escalate any significant incidents in our portfolio companies to the investment committee and, for material incidents, to our board of directors.
AMTD ASEAN Solidarity Fund
AMTD ASEAN Solidarity Fund is a solidarity fund established in April 2020 by us in partnership with AFIN with an initial capital of S$50 million to invest and anchor eligible FinTech companies in ASEAN countries. AFIN is a non-profit
entity formed by the MAS, International Finance Corporation, a member of the World Bank Group, and the ASEAN Bankers Association, with the objectives of supporting financial innovation and inclusion around the world. Through AMTD ASEAN Solidarity Fund, we invest into eligible FinTech companies in ASEAN countries with leading positions in their respective specialization. In addition to financial support, the solidarity fund offers the FinTech companies full access to the AMTD SpiderNet ecosystem, which opens opportunities for them to collaborate with each other across ASEAN countries, Hong Kong, and mainland China. Through the AMTD ASEAN Solidarity Fund, we have invested in five FinTech companies.
MAS-SFA-AMTD
FinTech Solidarity Grant
MAS-SFA-AMTD
FinTech Solidarity Grant was jointly established in May 2020 by the MAS, SFA, and AMTD Charity Foundation with an amount of S$6 million to support FinTech companies in generating new businesses and pursuing growth strategies. As of the date of this annual report, approximately 190 FinTech companies have benefited from our
MAS-SFA-AMTD
FinTech Solidarity Grant, which have formed a solid enhancement to our AMTD SpiderNet ecosystem.
Technology
We integrate multiple innovative technologies to provide comprehensive FinTech solutions on our digital financial platform.
AFIN
AFIN was jointly established by the MAS, the ASEAN Bankers Association, and International Finance Corporation to foster FinTech development in ASEAN countries. AMTD Charity Foundation is AFIN’s first corporate founding member.
AFIN launched the API Exchange (APIX) platform in 2018, the world’s first cross-border, open architecture platform for collaboration between FinTech and financing institutions in which participants can integrate and test solutions with each other via a cloud-based architecture. We will leverage the APIX platform launched by AFIN to deploy innovative digital solutions. APIX is built to facilitate collaboration between FinTech companies and financial institutions to design fintech solutions. APIX facilitates financial institutions and FinTech companies to design and build prototypes collaboratively on its platform and experiment in different scenarios through APIs in a short period of time. This allows financial institutions to deploy innovative digital solutions quickly to underserved markets in ASEAN and other parts of the world.

AFIN / APIX will serve as the technology experimental partner of the company.
We will leverage synthetic data on APIX to test new prototypes designed by FinTech companies and financial institutions. With access to APIX’s platform, we have a competitive advantage to continuously develop and integrate innovative digital solutions in a cost-effective and timely manner.
Airstar Bank
AMTD Group leverages its partnership with Xiaomi to provide innovative technology skills in supporting Airstar Bank’s digital banking platform. Airstar Bank’s digital banking platform is built on Xiaomi’s in-house
technologies including credit assessment, fraud detection, and personal loan approval with big data analytics, AI and machine learning algorithms. Xiaomi has also provided other in-house
technologies, such as document repository, CRM system, system monitoring tool, development system, and key center to ensure the stability, security, efficiency and scalability of Airstar Bank’s digital banking platform. Xiaomi’s experience in API integration will support our strategy in embracing open API initiatives in the future.
PolicyPal
PolicyPal employs advanced technological capabilities to operate its digital insurance technology platform. PolicyPal utilizes predictive modeling and algorithmic rules to provide risk analysis and design customized solutions for users and clients. PolicyPal is building towards using open APIs to access clients’ assets and liabilities in order to analyze client situation and needs and provide solutions and products curated to each client. The open APIs ingest data, assign pricing algorithms and drives with re-engagement
targeting and dynamic discounts. In short, with targeted data-driven calculations toward the optimal amount of coverage each consumer should rightfully have, PolicyPal will raise the benchmark of insurance knowledge for the users in Singapore and help highlight to consumers the areas in which there is a coverage shortfall. PolicyPal empowers consumers to understand more about the importance of insurance coverage and increases the accessibility to insurance protection through the digital platform.
Data Security and Protection
We are committed to protecting our clients’ personal information and privacy. We have established and implemented policy on data collection, processing and usage and disclosure. We collect personal information and other data that is related to the services we provide and use the collected data for our operations, all with our clients’ consent.
To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority.
See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to legal or regulatory liability if we are unable to protect the personal and sensitive data and confidential information of our clients” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”
Intellectual Property
We regard our trademarks, copyrights, patents, domain names, know-how,
proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and
non-compete
agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, our Controlling Shareholder had five registered trademarks in Hong Kong, including the name and logo “AMTD”, and granted a license to us to use such name and logo. No other person or entity can register or use the name and logo of AMTD as a prefix for any trademark without the written consent of our Controlling Shareholder. As of the date of this annual, we had one trademark registered in Hong Kong and two trademarks registered in Singapore. We maintain four registered domain names, including amtddigital.com, amtdigital.net, amtddigital.net, and policypal.com.
Competition
Our business model is relatively unique, and few companies can compare with us in terms of the breadth of our business sectors spanning from digital financial services, SpiderNet ecosystem solutions, digital media, content, and marketing to digital investments. However, we face competition in various business verticals. For example, with respect to digital banking services, our primary competitors include FinTech companies, traditional financial institutions and consumer technology platforms in Hong Kong and Singapore. For our insurance solutions business, we compete with other corporate-focused insurance providers in Hong Kong and other insurance solutions platforms in Hong Kong and Singapore.
For additional information concerning the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our digital financial services business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins, and further result in loss of market share, departures of qualified employees and increased capital expenditures” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our digital financial services business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins, and further result in loss of market share, departures of qualified employees, and increased capital expenditures.”
Regulations in Singapore
Part of our business operations are conducted in Singapore. This section summarizes the most significant rules and regulations that affect our business activities in Singapore. These regulations require us to possess various licenses or approvals in order to carry out our business and operations.
Introduction
The Insurance Act (Cap. 142) of Singapore, or the IA, including its subsidiary legislation as well as notices and guidelines published by the MAS, is the principal statute regulating insurance business in Singapore. The latter is divided into life business and general business. Division 2, Part IIB of the IA deals with the registration of insurance brokers. Division 2, Part II of the IA deals with the licensing of direct insurers.
The Securities and Futures Act (Cap. 289) of Singapore, or the SFA, including its subsidiary legislation as well as notices and guidelines published by the MAS, is the principal statute regulating the capital markets industry in Singapore. Part IV of the SFA deals with holders of a capital markets services license and their representatives.
The Financial Advisers Act (Cap. 110) of Singapore, or the FAA, including its subsidiary legislation as well as notices and guidelines published by the MAS, is the principal statute regulating the financial advisory services industry in Singapore. The FAA also regulates registered insurance brokers, licensed direct life insurers, and holders of a capital markets services license as exempt financial advisors where they have duly notified the MAS.

The Banking Act (Cap. 19) of Singapore, or the BA, including its subsidiary legislation as well as notices and guidelines published by the MAS, is the principal statute regulating the banking industry in Singapore. Part III of the BA deals with the licensing of banks.
The IA, SFA, FAA and BA are all administered by the MAS, which is the integrated financial regulatory and supervisory authority that governs the insurance, capital markets, financial advisory and banking sectors in Singapore. The MAS is also the central bank and its powers are set out in the Monetary Authority of Singapore Act (Cap. 186) or MAS Act.
The MAS
The MAS is the statutory body that is responsible for regulating the insurance, capital markets, financial advisory and banking sectors, amongst other financial sectors, in Singapore. As an integrated financial regulatory and supervisory authority, MAS’ mission is to promote sustained non-inflationary
economic growth, and a sound and progressive financial center. To fulfil their mission, the MAS has set the following objectives of MAS’ financial sector oversight:

•	a stable financial system;

•	safe and sound financial intermediaries;

•	safe and efficient financial infrastructure;

•	fair, efficient and transparent organized markets;

•	transparent and fair-dealing intermediaries and offerors; and

•	well-informed and empowered consumers.
The MAS has four operational groups, being Economic Policy, Markets and Development, Financial Supervision and Corporate Development. The Financial Supervision Group, in particular, comprises the Banking and Insurance Group, which regulates, inter alia
, banks through the Banking Departments, and insurers through the Insurance Department, the Capital Markets Group, which regulates, inter alia
, capital markets intermediaries (such as securities and derivatives brokers), insurance brokers and financial advisors.
Regulatory Regime Under the IA for Insurance Brokers and Insurers
The functions of the MAS, as regulatory and supervisory authority for individuals and corporations seeking licensing, authorization, approval or registration with respect to insurance business in Singapore, include the following:

•
grant licenses, authorization, approvals or registrations to those who meet the relevant criteria to be licensed, authorized, approved or registered, as the case may be, under the IA, and can demonstrate fitness and propriety;

•	monitor the ongoing compliance of regulated entities, and their officers and shareholders (where applicable), with business conduct and other requirements;

•	maintain online a public register of insurance entities (the MAS Financial Institutions Directory); and

•	develop regulatory policies.
Registration Regime for Insurance Brokers
Under the IA, a person may not carry on business as any type of insurance broker in Singapore unless the person is registered by the MAS as that type of insurance broker or the person is an exempt insurance broker (as referred to in section 35ZN of the IA). Further, a person may not hold himself out to be a registered insurance broker unless he is a registered insurance broker.

In addition to licensing requirements for corporations, any individual appointed as broking staff of a registered insurance broker must comply with the minimum standards and examination requirements for broking staff set out in MAS 502 Minimum Standards and Continuing Professional Development for Insurance Brokers and Their Broking Staff, or Notice 502.
As of the date of this annual report, BaoXianBaoBao Pte. Ltd is a registered insurance broker with respect to direct insurance. In addition to its status as a registered insurance broker, BaoXianBaoBao Pte. Ltd. is also an exempt financial advisor in relation to advising on investment products that are life policies and arranging of life policies, other than for reinsurance (and has notified the MAS of the same).
Registered Insurance Broker
An applicant for registration as a registered insurance broker must be a Singapore-incorporated company with the prescribed minimum paid-up
share capital and have a professional indemnity insurance policy, the cover of which is consistent with the prescribed limit and deductible requirements.
In addition, in assessing an application for registration, the MAS will take into account factors such as:

•	the applicant’s track record (which should be at least 3 years in respect of the type of insurance broking business it intends to carry on in Singapore), financial soundness and reputation;

•	whether the applicant has well-developed business plans that reflect the risk profile of the business; and

•	the fitness and propriety of the applicant, its directors and chief executive officer, and all its substantial shareholders and broking staff, or the relevant persons.
The key requirements and expectations of the MAS in respect of applications as well as ongoing obligations applicable to registered insurance brokers are contained in the following documents published by the MAS:

•	the IA, and its subsidiary legislation, including the Insurance (Intermediaries) Regulations, or the IIR;

•	Notice 501 Quarterly Statement on Ageing of Premiums Owing to Insurers;

•	Notice 502 Minimum Standards and Continuing Professional Development for Insurance Brokers and Their Broking Staff;

•	Notice 504 Reporting of Misconduct of Broking Staff by Insurance Brokers;

•	Notice 505 Reporting of Suspicious Activities and Incidents of Fraud;

•	Notice 506 Notice on Technology Risk Management;

•	Notice 507 Cyber Hygiene;

•	Notice 117 Training and Competency Requirement: Health Insurance;

•	Notice 120 Disclosure and Advisory Process Requirements For Accident and Health Insurance Products;

•	Guidelines on Criteria for the Registration of an Insurance Broker [Guideline No. IA/II-G04];

•	Guidelines on Standards of Conduct for Insurance Brokers [Guideline No. IA/II-G01];

•	Guidelines on Market Conduct and Service Standards for Insurance Brokers [Guideline No. IA/II-G02];

•	Guidelines on Fit and Proper Criteria [Guideline No. FSG-G01], or the Fit and Proper Guidelines;

•	Guidelines on Risk Management Practices;

•	Guidelines on Outsourcing;

•	Notice FAA-N06 on Prevention of Money Laundering and Countering the Financing of Terrorism—Financial Advisers; and

•	Guidelines to Notice FAA-N06 on Prevention of Money Laundering and Countering the Financing of Terrorism.
Validity of Registration
The MAS may cancel the registration of any insurance broker, at its request or on certain grounds set out in section 35ZB(2) of the IA.
Management of Insurance Brokers
The applicant must appoint a chief executive officer and executive directors to manage the broking business. The chief executive officer, who should be employed on a full-time basis and be based in Singapore, should also have at least 5 years of relevant working experience, satisfactory academic and/or professional qualifications and at least 3 years of managerial experience in the relevant field. The executive directors should have at least 5 years of relevant working experience and satisfactory academic and/or professional qualifications.
Broking Staff
The applicant must appoint at least two broking staff, who may be the chief executive officer and/or executive directors, to act on its behalf to provide technical advice to its clients in respect of insurance policies relating to general business and long-term accident and health policies, other than insurance policies relating to reinsurance business. The broking staff must satisfy the minimum standards and examination requirements and the applicant, once registered, must comply with the submission requirements, set out in Notice 502.
Ongoing Obligations for Registered Insurance Brokers
Once the applicant is registered as a registered insurance broker, in addition to the relevant persons remaining fit and proper at all times, the registered insurance broker must comply with all applicable provisions of the IA, the IIR, as well as the other regulations, notices and guidelines issued by the MAS.
Some of the key ongoing obligations for registered insurance brokers are as follows:

•	maintain minimum paid-up share capital of S$300,000 (see regulation 3(3) of the IIR);

•
maintain a standalone
non-hybrid
professional indemnity insurance policy of at least $1 million, under which the deductible allowed shall not be more than 20% of its paid-up
capital (if the registered insurance broker is in its first financial year of operation) or 20% of its net asset value as at the end of its preceding financial year (in any other case) (see regulation 4(3) of the IIR);

•	payment of annual fee of $7,000 to the MAS by January 1 every year (see section 35ZA(1) of the IA and regulation 16(1)(a) of the IIR);

•	maintain net asset value of not less than 50% of the minimum paid-up share capital (see section 35ZC of the IA and regulation 5 of the IIR);

•
maintain an insurance broking premium account with a licensed bank for monies received from or on behalf of an insured or intending insured for or on account of an insurer in connection with a contract of insurance or proposed contract of insurance or from or on behalf of an insurer for or on account of an insured or intending insured (see section 35ZD(1) of the IA and regulation 7(1) of the IIR);

•	maintain a register of its broking staff containing the prescribed particulars (see regulation 9 of the IIR);

•	submit the prescribed returns to the MAS within 5 months of the end of each financial year (see section 36(1) of the IA and regulation 10 of the IIR);

•	maintain proper records (see section 36(2) of the IA);

•	appoint an auditor and audit financial statements (see sections 36(4) and (5) of the IA);

•
certain business conduct requirements set out in the FAA, including the requirement to disclose material product information, the prohibition against making false or misleading statements, establishing and maintaining a remuneration framework (see section 23(4) of the FAA); and

•	implement appropriate policies and procedures for compliance with the requirements under Notice FAA-N06 on Prevention of Money Laundering and Countering the Financing of Terrorism—Financial Advisers.
Restrictions on Take-Over of an Insurance Broker
Under section 35ZI(2) of the IA, no person may enter into an agreement to acquire shares of a registered insurance broker by virtue of which he would, if the agreement is carried out, obtain effective control of that insurance broker without first notifying the MAS of his intention to enter into the agreement and obtaining the approval of the MAS to his entering into the agreement. Such a person must apply for MAS’ approval prior to entering into such an agreement.
A person shall be regarded as obtaining effective control of a registered insurance broker by virtue of an agreement if the person alone or acting together with any associate or associates would, if the agreement is carried out: (i) acquire or hold, directly or indirectly, 20% or more of the issued share capital of the insurance broker; or (ii) control, directly or indirectly, 20% or more of the voting power of the insurance broker.
This restriction applies to all individuals, whether or not resident in or a citizen of Singapore, and bodies corporate or unincorporate, whether incorporated in or carrying on business in Singapore.
Supervision by the MAS
The MAS is empowered under section 40(1) of the IA to conduct on-site
inspections and under section 40A(1) of the IA to conduct such investigations as it considers necessary or expedient to perform any of its functions and duties under the IA or to determine the truth or otherwise of an alleged or suspected contravention of any provision of the IA or any direction issued under the IA.
Disciplinary Power of the MAS
Under section 35ZB of the IA, the MAS may cancel the registration of any registered insurance broker on the grounds as specified therein, including for failure to comply with any applicable obligations or the contravention of the provisions of the IA. However, this power is subject to section 35ZB(3) of the IA, which provides that the MAS must first: (i) give the registered insurance broker notice in writing of its intention to do so; and (ii) in the notice referred to in paragraph (i), call upon the registered insurance broker to show cause within such time as may be specified in the notice why its registration should not be canceled.
Further, under section 59(1) of the FAA, the MAS may make a prohibition order against an exempt financial advisor that prohibits the person, whether permanently or for a specified period, from providing any financial advisory service, or providing such financial advisory service in specified circumstances or capacities. This power is subject to section 59(3) of the FAA, which provides the person the opportunity to be heard.
Licensing Regime for Insurers
Under the IA, a person may not carry on any class of insurance business in Singapore as an insurer unless the person is licensed under the IA in respect of that class of business. A person may not hold himself out to be a licensed insurer in respect of life business or general business or both, when that person is not licensed under the IA in respect of that business.
Advising on investment products that are life policies, and arranging life policies, are financial advisory services regulated under the FAA. An insurer licensed under the IA is exempt under section 23(1)(c) of the FAA from holding a financial advisor’s license to carry on any financial advisory service. Such licensed insurer would have to notify MAS before it commences business in any financial advisory service.
As of the date of this annual report, Applaud Digital Solutions Pte. Ltd. has submitted an application for a license to carry on business as a direct insurer in respect of life business and general business (also called composite business).
Direct Insurer License for Composite Business
An applicant for a direct insurer license in respect of composite business must, among other things, be a company incorporated in Singapore, a company incorporated outside Singapore which has an established place of business in Singapore, or a co-operative
society, and have a
paid-up
ordinary share capital of no less than S$5 million or S$10 million, depending on the type of insurance business that the applicant intends to carry on.
In addition, in assessing an application for a direct insurer license, the MAS will take into account factors such as:

•	domestic and international rankings of the applicant by factors such as premiums and assets;

•	past and present credit ratings by international rating agencies, including Standard and Poor’s, A.M Best, Moody’s, and Fitch;

•
track record, financial soundness, and reputation of the applicant, including the applicant’s compliance with its home regulations. In assessing this criteria, MAS will consult the applicant’s home supervisory authority;

•	experience in product innovation, use of alternative business distribution channels, and expertise in specialist and niche fields;

•	well-developed business strategy and detailed plans that reflect the risk profile of the business;

•	robust risk management systems and processes that are commensurate with the size and complexity of the business; and

•	fitness and propriety of the applicant, any director or key executive person, all of its substantial shareholders, and all persons having effective control of the applicant.
The key requirements and expectations of the MAS in respect of ongoing obligations applicable to licensed insurers are contained in the following documents published by the MAS:

•	the IA, and its subsidiary legislation, including the Insurance (Valuation and Capital) Regulations, or the I(VC)R;

•	Notice 106 Appointment of Director, Chairman and Key Executive Person;

•	Notice 211 Minimum and Best Practice Training and Competency Standards for Direct General Insurers;

•	Notice 117 Training and Competency Requirement: Health Insurance;

•	Notice 120 Disclosure and Advisory Process Requirements For Accident and Health Insurance Products;

•	Notice 318 Market Conduct Standards for Direct Life Insurer as a Product Provider;

•	Notice 306 Market Conduct Standards for Life Insurers Providing Financial Advisory Services as defined under the Financial Advisers Act;

•	Notice 307 Investment-Linked Policies;

•	Notice 321 Direct Purchase Insurance Products;

•	Notice 122 Asset & Liability Exposures for Insurers;

•	Notice 125 Investments of Insurers;

•	Notice 101 Maintenance of Insurance Funds;

•	Notice 133 Valuation and Capital Framework for Insurers;

•	Notice 129 on Insurance Returns (Accounts and Statements);

•	Notice 132 Cyber Hygiene;

•	Notice 314 Prevention of Money Laundering and Countering the Financing of Terrorism—Life Insurers;

•	Notice 123 Reporting of Suspicious Activities and Incidents of Fraud;

•	Guidelines on Standards of Conduct for Marketing and Distribution Activities by Financial Institutions [Guideline No. FSG-G02];

•	Guidelines on Market Conduct and Service Standards for Direct General Insurers [Guideline No. ID 1/03];

•	Guidelines to MAS Notice 314 Notice on Prevention of Money Laundering and Countering the Financing of Terrorism—Life Insurers;

•	Guidelines on Implementation of Insurance Fund Concept [Guideline No. ID 1/09];

•
Guidelines on Prevention of Money Laundering and Countering the Financing of Terrorism—Direct General Insurance Business, Reinsurance Business, and Direct Life Insurance Business (Accident & Health Policies);

•	Guidelines on Risk Management Practices for Insurance Business—Core Activities;

•	Guidelines on Risk Management Practices for Insurance Business—Insurance Fraud Risk;

•	Guidelines on Risk Management Practices;

•	Guidelines on Outsourcing; and

•	Fit and Proper Guidelines.
Validity of Insurance License
The MAS may cancel the license of any insurer, either wholly or in respect of a class of business, at the request of the insurer or on certain grounds set out in section 12(3) of the IA.
Management of Direct Insurer for Composite Business
The applicant for a direct insurer license for composite business must appoint a chief executive, an appointed actuary, and a certifying actuary. Where such applicant is incorporated in Singapore, it is also required to appoint a chairman appointed among its directors. Prior MAS approval is required for the appointment of its chairman, any director and any key executive person (being the chief executive, deputy chief executive, appointed actuary, and certifying actuary). Such persons should be fit and proper person to be so appointed.

Insurance Agents and Staff
Licensed insurers may permit insurance agents to arrange insurance contracts as agent for the licensed insurer, subject to conditions set out in the IA. Licensed insurers may also permit licensed or exempt financial advisors to arrange life policies (other than reinsurance contracts of liabilities under life policies) as agent for the licensed insurer. Direct life insurers may also appoint individuals to perform any financial advisory service on its behalf as its representatives.
A direct general insurer must ensure that its insurance agents, staff who sell or provide sales advice in respect of any insurance product, or provide advice relating to insurance claims, and staff of a service provider engaged by the direct general insurer who handle claims for the direct general insurer, where such staff provide advice relating to insurance claims, comply with the training and competency requirements set out in Notice 211.
A direct insurer should also ensure that any individual who is employed by or acts as an insurance agent for the direct insurer and who wishes to provide advice on or arrange insurance contracts or both, in respect of health insurance products and/or shield plans, meets the relevant training and competency requirements in Notice 117.
Where a direct life insurer appoints a representative to perform financial advisory services on its behalf, such representative must be fit and proper.
Ongoing Obligations for Licensed Insurers
Once the applicant is licensed as a direct insurer for composite business, in addition to the relevant persons remaining fit and proper at all times, such licensed insurer must comply with all applicable provisions of the IA, the I(VC)R, as well as the other regulations, notices and guidelines issued by the MAS.
Some of the key ongoing obligations for licensed direct insurers for composite business are as follows:

•	maintain minimum paid-up ordinary share capital of S$5 million or S$10 million, depending on the type of insurance business being carried on (see regulations 3 and 5(1) of the I(VC)R);

•
establish and maintain the relevant insurance funds, and pay into an insurance fund all receipts of the insurer properly attributable to the business to which the fund relates (including the income of the fund) (see Section 17 of the IA, regulation 17 of the I(VC)R and Notice 101);

•	comply with fund solvency requirements and capital adequacy requirements (see regulation 4 of the I(VC)R and Notice 133);

•	obtain prior MAS approval before acquiring or holding a major stake in any corporation (see section 30B of the IA);

•	comply with corporate governance rules in the Insurance (Corporate Governance) Regulations 2013;

•	maintain proper records (see section 36(2) of the IA);

•	prepare and submit prescribed returns to the MAS within the relevant time frames (see section 36(3) of the IA and Notice 129);

•	appoint an auditor and audit financial statements (see sections 36(3A) of the IA);

•	comply with Notice 125 in relation to its investment activities and investments of insurance funds and shareholders’ funds;

•
comply with business conduct requirements set out in Notice 318 (in relation to life business), Notice 120 (in relation to accident and health insurance products), Notice 307 (in relation to investment linked policies), Notice 321 (in relation to direct purchase life insurance) and 306 (in relation to providing financial advisory services on life insurance); and

•
implement appropriate policies and procedures for compliance with the requirements under Notice 314 Prevention of Money Laundering and Countering the Financing of Terrorism—Life Insurers and Guidelines on Prevention of Money Laundering and Countering the Financing of Terrorism—Direct General Insurance Business, Reinsurance Business, and Direct Life Insurance Business (Accident & Health Policies).

Restrictions on Take-Over of a Licensed Insurer
Under section 28 of the IA, no person may obtain effective control of a licensed insurer incorporated in Singapore without the prior written approval of the MAS.
A person shall be regarded as obtaining effective control of a licensed insurer if: (i) the person, whether alone or together with his associates, holds 20% or more of the total number of issued shares in the insurer or is in a position to control 20% or more of the voting power in the insurer; (ii) the directors of the insurer are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person (whether acting alone or together with any other person, and whether with or without holding shares or controlling voting power in the insurer); or (iii) the person (whether acting alone or together with any other person, and whether with or without holding shares or controlling voting power in the insurer) is in a position to determine the policy of the insurer.
Supervision by the MAS
The MAS is empowered under section 40(1) of the IA to conduct on-site
inspections and under section 40A(1) of the IA to conduct such investigations as it considers necessary or expedient to perform any of its functions and duties under the IA or to determine the truth or otherwise of an alleged or suspected contravention of any provision of the IA or any direction issued under the IA.
Disciplinary Power of the MAS
Under section 12 of the IA, the MAS may cancel the license of any insurer, either wholly or in respect of a class of business, on the grounds as specified therein, including for contravening any conditions of its license or 176 any provisions of the IA. However, this power is subject to section 12(4) of the IA, which provides that the MAS must first: (i) give the insurer notice in writing of its intention to do so; and (ii) in the notice referred to in paragraph (i), call upon the insurer to show cause within such time as may be specified in the notice why its license should not be canceled.
The MAS also has the power to direct the licensed insurer to remove a key executive person, chairman, or director from his office, appointment or employment if it appears to the MAS that such person has failed to perform his functions or is no longer a fit and proper person to be so appointed, and it is in the public interest or for the protection of policy owners of the licensed insurer. This power is subject to section 31(12) of the IA, which provides the licensed insurer and the relevant individual with an opportunity to show cause why the individual should not be removed.
Licensing Regime for Capital Markets Services Under the SFA
The functions of the MAS, as regulatory and supervisory authority for individuals and corporations seeking licensing or exemption with respect to regulated activities under the Second Schedule to the SFA, include the following:

•	grant a capital markets services license to those who meet the relevant criteria to be licensed under the SFA, and can demonstrate fitness and propriety;

•	monitor the ongoing compliance of regulated entities, and their officers, representatives and shareholders (where applicable), with business conduct and other requirements;

•	maintain online a public register of capital markets services providers (the MAS Financial Institutions Directory); and

•	develop regulatory policies.
Under the SFA, a person may not, as a principal or agent, carry on business in any regulated activity (defined as an activity specified in the Second Schedule to the SFA) or hold himself out as carrying on such business, in Singapore, unless the person holds a capital markets services license for that regulated activity or is exempted from such licensing requirement (as referred to in section 99 or the Third Schedule of the SFA).
In addition to licensing requirements for corporations, any individual carrying on any such regulated activity on behalf of a corporation must be duly registered as a representative of that corporation, and comply with the minimum standard and examination requirements set out in MAS Notice SFA
04-N09
Minimum Entry and Examination Requirements for Representatives of Holders of Capital Markets Services License and Exempt Financial Institutions, or MAS Notice SFA
04-N09.
CapBridge Pte. Ltd., which we propose to enter into transaction with, holds a capital markets services license in respect of dealing in capital markets products that are securities and collective investment schemes. By virtue of its status as a capital markets services licensee, CapBridge Pte. Ltd. is also an exempt financial advisor and has notified the MAS in respect of advising on investment products that are securities and collective investment schemes, and issuing or promulgating analyses / reports on securities and collective investment schemes. The completion of our proposed transaction with CapBridge is subject to negotiation of the final terms and conditions and regulatory approvals, if any.
Capital Markets Services License for Dealing in Capital Markets Products
An applicant for a capital markets services license for dealing in capital markets products must, among other things, be a corporation operating out of a physical office in Singapore with an established track record in dealing in capital markets products or a related field, or if the applicant intends to deal with retail investors, dealing in the relevant type(s) of capital markets products that the applicant intends to carry on business in Singapore for at 177 least the past 5 years. It must also satisfy the prescribed base capital requirements. It is not mandatory for such applicant to procure professional indemnity insurance when it applies for a capital markets services license for dealing in capital markets products. However, an applicant for such a license to carry on business in dealing in capital markets products that are specified products must lodge a security deposit of S$100,000 with the MAS, unless the applicant is a member of an approved exchange or deals only in the specified products with accredited investors, expert investors or institutional investors.
In addition, in assessing an application for registration, the MAS will take into account factors such as:

•	fitness and propriety of the applicant, its shareholders and directors;

•	track record and management expertise of the applicant and its parent company or major shareholders;

•	ability to meet the minimum financial requirements prescribed under the SFA;

•	strength of internal risk management and compliance systems; and

•	business model/plans and projections and the associated risks.
The key requirements and expectations of the MAS in respect of applications as well as ongoing obligations applicable to capital markets services licensees are contained in the following:

•
the SFA, and its subsidiary legislation, including the Securities and Futures (Licensing and Conduct of Business) Regulations (“SF(LCB)R”), and Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services Licenses) Regulations (“SF(FMR)R”);

•	Notice SFA 04-N09 Minimum Entry and Examination Requirements for Representatives of Holders of Capital Markets Services License and Exempt Financial Institutions;

•	Notice SFA 04-N13 Risk Based Capital Adequacy Requirements for Holders of Capital Markets Services Licenses;

•	Notice SFA 04-N12 Sale of Investment Products;

•	Notice SFA 04-N11 Reporting of Misconduct of Representatives by Holders of Capital Markets Services License and Exempt Financial Institutions;

•	Notice CMG-N01 on Reporting of Suspicious Activities and Incidents of Fraud;

•	Notice SFA 04-N02 to Capital Markets Intermediaries on Prevention of Money Laundering and Countering the Financing of Terrorism;

•	Notice CMG-N02 Technology Risk Management;

•	Notice CMG-N03 Cyber Hygiene;

•	Guidelines on Criteria for the Grant of a Capital Markets Services License Other Than for Fund Management and Real Estate Investment Trust Management [Guideline No. SFA 04-G01];

•	Guidelines on the Regulation of Short Selling [Guideline No. SFA 07A-G01];

•	Guidelines to Notice SFA 04-N02 on Prevention of Money Laundering and Countering the Financing of Terrorism—Capital Markets Intermediaries;

•	CMI 01/2011 Due Diligence Checks and Documentation in Respect of the Appointment of Appointed, Provisional, and Temporary Representatives;

•	Guidelines on Risk Management Practices;

•	Guidelines on Outsourcing; and

•	Fit and Proper Guidelines.
(i) Validity of Capital Markets Services License
The capital markets services license is valid until the holder stops conducting all the regulated activities on the license, and the license is canceled or revoked by MAS, or the license lapses in accordance with section 95 of the SFA.
Management
The applicant must appoint a minimum of two directors, at least one of whom is resident in Singapore, and a Chief Executive Officer with least ten years of relevant experience and that is resident in Singapore. Prior MAS approval is required for such appointments.
Staff
The applicant must appoint at least two full-time Singapore-based individuals, who may be the chief executive officer and/or executive directors, to act on its behalf for each regulated activity (except providing custodial services and REIT management). Such individuals are required to be appointed as representatives under the SFA, and have to satisfy minimum standards and examination requirements under MAS Notice SFA
04-N09.
The applicant must conduct due diligence checks prior to the appointment of representatives. Once appointed, representatives must comply with the continuing professional development requirements under MAS Notice SFA
04-N09.

Ongoing Obligations for Holder of Capital Markets Services License for Dealing in Capital Markets Products
Once the applicant is granted a capital markets services license, in addition to the relevant persons remaining fit and proper at all times, the holder of a capital markets services license for dealing in capital markets products must comply with all applicable provisions of the SFA, the SF(LCB)R, SF(FMR)R, as well as the other regulations, notices and guidelines issued by the MAS.
Some of the key ongoing obligations for a capital markets services license holder for dealing in capital markets products are as follows:

•
maintain base capital of S$50,000 to S$5 million (depending on the type of capital markets products, and whether the holder is a member of an approved exchange or clearing house, or an introducing broker) (see section 86(3) of the SFA and regulation 3 and the First Schedule, SF(FMR)R);

•
payment of annual fee of S$2,000 to S$8,000, depending on the type of capital markets products offered and whether the holder is or is not a member of the Singapore Exchange Securities Trading Limited (see section 85 of the SFA and regulation 6 and the Third Schedule of the SF(LCB)R);

•	not reduce its paid-up ordinary share capital or paid-up irredeemable and non-cumulative preference share capital without the prior written approval of the MAS (see regulation 20, SF(FMR)R);

•
comply with the financial resources requirements and not permit it to fall below its total risk requirement (see Part III of SF(FMR)R and risk based capital adequacy requirements under MAS Notice SFA
04-N13);

•	maintain a register of interests in listed specified products (see regulation 4 of SF(LCB)R);

•	comply with the rules on customer’s moneys and assets, including rules on segregation and disclosure (see Part III of the SF(LCB)R);

•	maintain proper books and records (see regulation 39 of the SF(LCB)R);

•	provide statements of account and contract notes to customers, and comply with other disclosure requirements under SF(LCB)R;

•	comply with trading standards and rules under the SF(LCB)R, such as not divulging information relating to a customer’s orders except in certain circumstances (see regulation 47, SF(LCB)R); and

•
implement appropriate policies and procedures for compliance with the requirements under Notice SFA
04-N02
to Capital Markets Intermediaries on Prevention of Money Laundering and Countering the Financing of Terrorism.

Restrictions on Take-Over
Under section 97A of the SFA, no person shall enter into any arrangement in relation to shares in the holder of a capital markets services license that is a company by virtue of which he would, if the arrangement is carried out, obtain effective control of the holder, unless he has obtained the prior approval of the MAS to his entering into the arrangement.
A person is regarded as obtaining effective control of the holder of a capital markets services license by virtue of an arrangement if the person alone or acting together with any connected person would, if the arrangement is carried out: (i) acquire or hold, directly or indirectly, 20% or more of the issued share capital of the holder; or (ii) control, directly or indirectly, 20% or more of the voting power in the holder.
The reference to a person entering into an arrangement in relation to shares includes: (i) entering into an agreement or any formal or informal scheme, arrangement or understanding, to acquire those shares; (ii) making or publishing a statement, however expressed, that expressly or impliedly invites the holder of those shares to offer to dispose of his shares to the first person; (iii) the first person obtaining a right to acquire shares under an option, or to have shares transferred to himself or to his order, whether the right is exercisable presently or in the future and whether on fulfilment of a condition or not; and (iv) becoming a trustee of a trust in respect of those shares.
This restriction applies to all individuals, whether resident in Singapore or not and whether citizens of Singapore or not, and to all bodies corporate or unincorporate, whether incorporated or carrying on business in Singapore or not.
Supervision by the MAS
The MAS is empowered under Part IX of the SFA to conduct
on-site
inspections and, under section 152 of the SFA, to conduct such investigations as it considers necessary or expedient to exercise any of its powers or perform any of its functions and duties under the SFA, to ensure compliance with the SFA or any written direction issued thereunder, or to investigate an alleged or suspected contravention of any provision of the SFA or any written direction issued thereunder.
Disciplinary Power of the MAS
Under section 95 of the SFA, the MAS may revoke a capital markets services license on the grounds as specified therein, including for the contravention of any condition or restriction in respect of such license or any provision of the SFA. The MAS may choose to suspend a capital markets services license for a specific period instead of revoking it. However, this power is subject to section 95(4) of the SFA, which provides that the MAS may not revoke or suspend a capital markets services license without giving the holder of the license an opportunity to be heard. This right to be heard does not exist under certain circumstances, such as where the holder is in the course of being wound up or otherwise dissolved, or a receiver has been appointed in respect of any of its property.
The MAS also has the power to direct the capital markets services license holder to remove a director or executive officer from his office or employment where the MAS is satisfied that such person has: (i) willfully 180 contravened or willfully caused the holder to contravene any provision of the SFA; (ii) without reasonable excuse, failed to secure the compliance of the holder with the SFA, the MAS Act, or any of the written laws set out in the Schedule to the MAS Act; or (iii) has failed to discharge any of the duties of his office. This power is subject to section 97(3) of the SFA, which provides the capital markets services license holder an opportunity to be heard.
Further, under section 101A of the SFA, the MAS may make a prohibition order against a holder of a capital markets services license, its representative, or an officer of the capital markets services license holder that prohibits the person, whether permanently or for a specified period, from providing any regulated activity, or providing such regulated activity in specified circumstances or capacities. This power is subject to section 101A(4) of the SFA, which provides the person the opportunity to be heard.
Digital Bank Regime Under the BA
MAS announced on June 28, 2019 that it will issue up to two digital full bank licenses and three digital wholesale bank (“DWB”) licenses. These new digital banks are in addition to any digital banks that Singapore banking groups may already establish under MAS’ existing internet banking framework. The digital bank licenses will allow entities, including non-bank
players, to conduct digital banking businesses in Singapore. Applications for the digital bank licenses closed on December 31, 2019.
Under the BA, no banking business shall be transacted in Singapore except by a company which is in possession of a valid license granted under the BA by the MAS authorizing it to conduct banking business in Singapore. “Banking business” means the business of receiving money on current or deposit account, paying and collecting cheques drawn by or paid in by customers, and the making of advances to customers.

As of the date of this annual report, we and Xiaomi are continuing to pursue a DWB license with the MAS. In June 2020, MAS announced that 14 out of 21 digital bank applications (five digital full bank applications and nine DWB applications, including Singa Digital Pte. Ltd.’s DWB application) would progress to the next stage of assessment. Although Singa Digital Pte. Ltd. was not ultimately awarded the DWB license (successful applicants were announced in December 2020), the MAS stated that this round of DWB licenses was introduced as a pilot and it would review whether to grant more of such licenses in the future.
Eligibility Criteria for Digital Banks
An applicant for DWB license must be incorporated in Singapore and meet the following requirements:

•
at least one entity in the applicant group (being the proposed digital bank and every of its 20% controllers) has three or more years of track record in operating an existing business in the technology or
e-commerce
field;

•
the following persons are fit and proper: (i) applicant group and their directors; (ii) substantial shareholders and 12% controllers of the proposed digital bank; and (iii) directors and executive officers of the proposed digital bank;

•
demonstrate ability to meet the applicable minimum
paid-up
capital requirement at the onset and the minimum capital funds requirement on an ongoing basis. This can be done by submitting a written confirmation from shareholders of the proposed digital bank on commitment of funds;

•	provide clear value proposition, incorporating the innovative use of technology to serve customer needs and reach under-served segments of the Singapore market;

•
demonstrate that the proposed digital bank’s business model is sustainable. The applicant must provide a five-year financial projection of the proposed digital bank, which must show a path towards profitability. The assumptions of the financial projection must be reviewed by an external and independent expert;

•	submit a feasible plan that can facilitate the orderly exit of the proposed digital bank; and

•	shareholders of the proposed digital bank commit to providing a letter of responsibility and a letter of undertaking that MAS may require in respect of the operations of the proposed digital bank.
DWBs must meet the same regulatory requirements as existing wholesale banks, including minimum paid-up
capital of S$100 million, risk-based capital and liquidity requirements, as well as requirements relating to technology risks, money-laundering and terrorism financing risks, and the conduct of non-financial
businesses.
Detailed guidelines on the MAS’ key requirements and expectations applicable to wholesale banks are contained in the following documents published by the MAS:

•	the BA, and its subsidiary legislation, including the Banking Regulations (“BR”) and the Banking (Corporate Governance) Regulations 2005 (“B(CG)R”);

•	Notice 637 on Risk Based Capital Adequacy Requirements for Banks Incorporated in Singapore;

•	Notice 758 Minimum Cash Balance;

•	Notice 649 Minimum Liquid Assets and Liquidity Coverage Ratio;

•	Notice 656 Exposures to Single Counterparty Groups for Banks Incorporated in Singapore;

•	Notice 639A Exposures and Credit Facilities to Related Concerns;

•	Notice 643 Transactions with Related Parties;

•	Notice 610 Submission of Statistics and Returns;

•	Notice 615 Appointment of Auditors;

•	Notice 609 Auditors’ Reports and Additional Information to be Submitted with Annual Accounts;

•	Notice 644 Technology Risk Management;

•	Notice 655 Cyber Hygiene;

•	Notice 626 Prevention of Money Laundering and Countering the Financing of Terrorism – Banks;

•	Guidelines for Operation of Wholesale Banks;

•	Guidelines for E-Payments User Protection;

•	Guidelines on Corporate Governance;

•	Guidelines on Risk Management Practices;

•	Guidelines on Outsourcing;

•	Guidelines to Notice 626 on Prevention of Money Laundering and Countering the Financing of Terrorism—Banks; and

•	Fit and Proper Guidelines.
Management of Digital Banks
Singapore-incorporated banks must obtain prior MAS approval for the appointment of: (i) all directors; (ii) the chairman of the board of directors; and (iii) the chief executive officer and deputy chief executive officer. Further, Singapore-incorporated banks are to comply with the B(CG)R and the Guidelines on Corporate Governance, which set out requirements for the composition of the board of directors and board committees, including requirements for independence and qualification.
To enable the DWB to leverage the strength of its
non-financial
parent, MAS will allow the DWB to share selected executive officers (e.g. chief technology officer) with its parent or affiliate entities during the initial years. The DWB will have to demonstrate to MAS that the sharing of the executive officer is beneficial to the DWB and the shared role will not compromise the executive officer’s ability to perform his duty at the DWB. This includes consideration of whether the executive officer would have sufficient time and capacity to perform his duty at the DWB. MAS expects that a DWB should not continue to share executive officers with its non-financial
parent beyond five years from the commencement of business.
MAS will not allow the DWB to share the following executive officers with its non-financial
parent or affiliate entities: (i) chief executive officer; (ii) head of compliance; (iii) head of risk management, except for cyber security risk and technology risk; and (iv) head of internal audit.
Ongoing Obligations for Digital Wholesale Banks
Once the applicant is licensed as a DWB, in addition to the relevant persons remaining fit and proper at all times, the DWB must comply with all applicable provisions of the BA, the BR, as well as the other regulations, notices and guidelines issued by the MAS.
Some of the key ongoing obligations for DWBs are as follows:

•	maintain minimum paid-up capital of S$100 million (see Regulation 6A(1), BR);

•
maintain only one physical place of business (see paragraph 5, Guidelines for Operation of Wholesale Banks and Section IV (Requirements and Permissible Activities for DWB), Eligibility Criteria and Requirements for Digital Banks);

•	not to operate Singapore dollars savings accounts, except with the prior approval of MAS (see paragraph 2(a), Guidelines for Operation of Wholesale Banks);

•	only accepting Singapore dollars fixed deposits, provided the initial and outstanding deposits are at least S$250,000 at all times (see paragraph 2(c), Guidelines for Operation of Wholesale Banks);

•
not to operate interest-bearing Singapore dollars current accounts where the customer is a natural person and a resident of Singapore, except with the prior approval of MAS (see paragraph 2(d), Guidelines for Operation of Wholesale Banks);

•
only offering Singapore dollars current accounts (which can be interest-bearing) for business uses, including to sole proprietors and partnerships (see page 8, Eligibility Criteria and Requirements for Digital Banks);

•	not to grant unsecured credit facilities to retail individuals (see Section IV (Requirements and Permissible Activities for DWB), Eligibility Criteria and Requirements for Digital Banks);

•	comply with risk-based capital adequacy, minimum cash balance, minimum liquid assets and liquidity coverage ratio requirements under Notices 637, 758 and 649;

•	comply with privacy obligations with respect to customer information (see section 47, BA);

•	appoint auditors, audit financial statements and submit annual accounts under Notice 615 and MAS 609; and

•	implement appropriate policies and procedures for compliance with the requirements under Notice 626 on Prevention of Money Laundering and Countering the Financing of Terrorism—Banks.
Restrictions on Take-Over
Under sections 15A and 15B of the BA, no person shall become a substantial shareholder, a 12% controller, a 20% controller, or an indirect controller, of a bank incorporated in Singapore without the prior approval of the
Minister-in-Charge
of MAS.
A “substantial shareholder” generally refers to any person who will have a voting interest of at least 5% in the DWB.
A “12% controller” is a person, not being a 20% controller, who alone or together with his associates: (i) holds not less than 12% of the total number of issued shares in the DWB; or (ii) is in a position to control voting power of not less than 12% in the DWB.
A “20% controller” means a person who, alone or together with his associates: (i) holds not less than 20% of the total number of issued shares in the DWB; or (ii) is in a position to control voting power of not less than 20% in the DWB.
An “indirect controller” generally refers to any person, whether acting alone or together with any other person, and whether with or without holding shares or controlling voting power in a DWB: (i) in accordance with whose directions, instructions or wishes the directors of the DWB are accustomed or under an obligation, whether formal or informal, to act; or (ii) who is in a position to determine the policy of the DWB.
Supervision by the MAS
The MAS is empowered under section 43 of the BA to conduct
on-site
inspections of a bank in Singapore, and any
non-regulated
locally-incorporated subsidiary of a bank incorporated in Singapore. Further, under section 44 of the SFA, the MAS is empowered to conduct an investigation of any bank in Singapore if it has reason to believe that such bank: (i) is carrying on its business in a manner likely to be detrimental to the interests of its depositors and other creditors; (ii) has insufficient assets to cover its liabilities to the public; or (iii) is contravening the provisions of the BA.

Disciplinary Power of the MAS
Under section 20 of the BA, the MAS may revoke any bank license on the grounds as specified therein, including any contravention of the provisions of the BA. Before revoking any bank license, the MAS shall: (i) cause to be given to the bank concerned notice in writing of its intention to do so, specifying a date, not less than 21 days after the date of the notice, upon which the revocation will take effect; and (ii) call upon the bank to show cause to the MAS why the license should not be revoked.
Under section 54(2) of the BA, the MAS may direct a bank incorporated in Singapore to remove a director or a bank in Singapore to remove an executive officer from his office or employment, where the MAS is satisfied that such person is not a fit and proper person. In this connection, the MAS may have regard to whether such person has, amongst other things, willfully contravened or willfully caused the bank to contravene any provision of the BA, or has, without reasonable excuse, failed to secure the compliance of the bank with the BA, the MAS Act or any of the written laws set out in the Schedule to the MAS Act. Before directing a bank in Singapore to remove a person from his office or employment under section 54(2), the MAS will give the bank and the person notice in writing of its intention to do so, and call upon the bank and the person to show cause why the person should not be removed.
Fit and Proper Requirement
The Fit and Proper Guidelines set out the fit and proper criteria applicable to all relevant persons in relation to the carrying out of any activity regulated by the MAS under any written law. Generally, a fit and proper person is one that is competent and honest, has integrity and is of sound financial standing.
The Fit and Proper Guidelines set out a number of matters that the MAS will consider when assessing the fitness and propriety of a “relevant person”:

•	honesty, integrity and reputation;

•	competence and capability; and

•	financial soundness.
The above fit and proper criteria serve as the fundamental basis on which the MAS will consider each registration and license application. Detailed guidelines are contained in the Fit and Proper Guidelines published by the MAS.
In particular, institutions are expected to have in place appropriate recruitment policies, adequate internal control systems and procedures that would reasonably ensure that the persons that it employs, authorizes or appoints to act on its behalf (e.g. directors, chief executive officers, executive officers, representatives or employees, as the case may be) meet the fit and proper criteria.
The MAS may refuse an application for registration or licensing if an applicant fails to satisfy the MAS that it is, and the applicable relevant persons are, fit and proper. The onus is on the applicant to establish fitness and propriety.
Resolution Powers of the MAS
Under section 53 of the MAS Act, the MAS may, if it considers it to be in the interests of an affected person of a registered insurance broker, a licensed insurer, capital markets services license holder or a licensed bank, make an order prohibiting such financial institution from carrying on its significant business or from doing or performing any act or function connected with its significant business or any aspect thereof that may be specified in the order.

The General Division of the Singapore High Court has the power, on the application of the MAS, to make one or more orders, including an order that no proceedings shall be commenced or continued by or against the financial institution in respect of any business of the financial institution and/or an order that no steps be taken by any person, other than a person specified in the order, to sell, transfer, assign or otherwise dispose of any property of the financial institution, and any such sale, transfer, assignment or other disposition in contravention of such order shall be void. Any such order shall be valid for a period not exceeding 6 months.
Registered insurance brokers, licensed insurers, capital markets services license holders and licensed banks that are incorporated in Singapore are also subject to additional grounds for winding up under section 54 of the MAS Act. On the application of the MAS, the Singapore court may order the winding up of the registered insurance broker, licensed insurer, capital markets services license holder or licensed bank, as the case may be, if, for example, it has contravened any provision of the MAS Act or any of the written laws set out in the Schedule to the MAS Act, which includes the IA, SFA, FAA, and BA.
Anti-Money Laundering and Countering the Financing of Terrorism
Registered insurance brokers, licensed insurers, capital markets services license holders and licensed banks are required to comply with the applicable anti-money laundering and countering the financing of terrorism, or AML/CFT, laws and regulations in Singapore. This includes the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act (Cap. 65A) of Singapore and Terrorism (Suppression of Financing) Act (Cap. 325) of Singapore, as well as applicable AML/CFT notices and guidelines.
The various MAS Notices on Prevention of Money Laundering and Countering the Financing of Terrorism set out the AML/CFT requirements for the relevant regulated entities, in relation to:

•	conducting risk assessments and risk mitigation;

•	conducting customer due diligence (including enhanced due diligence), ongoing monitoring and screening;

•	relying on third parties;

•	recordkeeping;

•	suspicious transaction reporting; and

•	internal policies, compliance, audit and training.
Registered insurance brokers, licensed insurers, capital markets services license holders and licensed banks are also subject to sanctions requirements under regulations issued under the MAS Act, which impose obligations in the context of individual transactions.
The extent of the prohibitions varies depending on the sanctions program. The following is a list of current economic sanctions regimes applicable in Singapore: Democratic People’s Republic of Korea, Democratic Republic of the Congo, Iran, Libya, Somalia, South Sudan, Sudan and Yemen.
Protection of Personal Data
Organizations are required to comply with the Personal Data Protection Act 2012, or the PDPA, when collecting, using or disclosing any individual’s personal data in Singapore. The PDPA sets out a baseline personal data protection law operating alongside existing sector specific laws, and contains two main sets of provisions, covering data protection and the Do Not Call registry. Under the data protection provisions in the PDPA (Parts III to VIA), organizations generally have to:

•	obtain consent for the collection, use or disclosure of personal data;

•	have reasonable purposes for the collection, use or disclosure of personal data and notify the individuals concerned of these purposes;

•	allow individuals to access and correct their personal data;

•
take care of personal data, which relates to ensuring accuracy, protecting personal data (including protection in the case of transfers of personal data outside of Singapore) and not retaining personal data longer than necessary for legal or business purposes, and to serve the purpose for which it was collected; and

•	make appropriate notifications of certain data breaches.
Further, the PDPA provides that the provisions of other written laws shall prevail to the extent that any provision of the data protection provisions in the PDPA is inconsistent with the provision of that other written law. For instance, licensed banks are subject to privacy obligations with respect to customer information. To the extent that the disclosure of an individual’s personal data which constitutes customer information is permitted under the BA, the consent of the individual to the disclosure of such data as prescribed under the PDPA will not apply. However, data protection provisions relating to the personal data (e.g. in respect of notification of purpose, access, correction, protection and transfer limitation) under the PDPA continue to apply to the individual’s personal data.
The provisions relating to the Do Not Call Registry are set out in Part IX of the PDPA. An organization that wishes to send a marketing message to a Singapore telephone number must comply with the Do Not Call provisions, such as checking the Do Not Call Registry and confirming that the Singapore telephone number is not listed in the relevant register, before sending a marketing message to that Singapore telephone number, unless the user or subscriber of the Singapore telephone number has given clear and unambiguous consent, or the organization is otherwise exempted.
Regulations in Hong Kong
Our business operations are primarily conducted in Hong Kong and are subject to Hong Kong laws and regulations. This section summarizes the most significant rules and regulations that affect our business activities in Hong Kong. These regulations require us to possess various licenses or approvals in order to carry out our business and operations.
Insurance Brokerage Regulatory Regime
On September 23, 2019, the Hong Kong Insurance Authority, or the HKIA took over regulation of insurance agents and brokers from the self-regulatory bodies, or the SROs, which are the Insurance Agents Registration Board set up by the Hong Kong Federation of Insurers, Hong Kong Confederation of Insurance Brokers, and the Professional Insurance Brokers Association. Intermediaries are and will be subject to statutory licensing and conduct requirements, supplemented by rules, codes, guidelines and circulars issued by the HKIA.
The Insurance Ordinance (along with its subsidiary legislation) (Cap. 41) of Hong Kong, or the HKIO, is the principal legislation to regulate the insurance industry in Hong Kong. The regulatory framework applicable to insurers and insurance intermediaries in Hong Kong is set out in the HKIO. The HKIO sets out the requirements for the authorization / licensing, ongoing compliance and reporting obligations of insurers and insurance intermediaries.
The HKIO provides no person shall carry on any class of insurance business in or from Hong Kong unless authorized to do so. The HKIO prescribes “regulated activities” and offences for carrying them out without a license. The new regulated activities include:

•	negotiating or arranging a contract of insurance;

•	inviting or inducing a person to enter into a contract of insurance (or attempting to do so);

•	inviting or inducing a person to make a material decision in relation to a contract of insurance (or attempting to do so); and

•	giving regulated advice.
The new regime also includes statutory conduct requirements for insurance intermediaries under sections 90 to 92 of the HKIO. The fundamental principles include honesty and integrity, exercising care, skill and diligence, disclosure of information and conflicts of interest. Such principles are consistent with the principle of the fair treatment of customers enunciated by the International Association of Insurance Supervisors.
There is a transition period for existing intermediaries for three years. Existing insurance intermediaries who are validly registered with SROs before September 23, 2019 will be deemed licensees during the transition period. For any pending insurance intermediary applications, applicants will need to make a fresh application to the HKIA after commencement of the new regime.
As of the date of this annual report, our subsidiary AMTD RSG is deemed to be a licensed insurance intermediary.
AMTD RSG was validly registered with an SRO before the commencement of the new regulatory regime for insurance intermediaries (i.e. September 23, 2019), as such, under the HKIO, it is deemed to be a licensed insurance intermediary for a period of 3 years from the commencement of the new regime unless the license is revoked in accordance with the HKIO. AMTD RSG is currently in the process of applying for the formal insurance brokerage license from the Hong Kong Insurance Authority.
Insurance Brokerage Registration Requirements in Hong Kong Under the Current Regime
Insurance Broker Licence
A licensed insurance broker means a licensed insurance broker company or a licensed technical representative (broker).
A licensed insurance broker company is a company which is granted an insurance broker company licence to carry on regulated activities in one or more lines of business, and to perform the act of negotiating or arranging an insurance contract as an agent of any policy holder or potential policy holder.
A licensed technical representative (broker) is an individual who is granted a technical representative (broker) licence to carry on regulated activities in one or more lines of business, as an agent of any licensed insurance broker company.
Appointment of Responsible Officer
An insurance broker company is required to appoint a Responsible Officer, or the RO. The RO shall be a fit and proper person to discharge his or her responsibilities as a responsible officer of the insurance broker company, and should be provided with sufficient resources and support for discharging his or her responsibilities. Prior approval of the HKIA is required for appointment of the RO.
The RO is expected to:

1.
have the minimum education standard of a bachelor degree from a recognized university or tertiary education institution, an insurance qualification specified by the HKIA from time to time and published on the HKIA’s website, or other equivalent qualifications; and

2.
possess experience commensurate with the nature and scale of business of the insurance broker company concerned and the level of responsibilities to be carried out. The general expectation will be a minimum of 5 years’ experience in the insurance industry, including at least 2 years of management experience.

A person who was a Chief Executive registered with the Hong Kong Confederation of Insurance Brokers, or the CIB, or Professional Insurance Brokers Association, or the PIBA, at any time before September 23, 2019; or was a Technical Representative registered with the CIB or PIBA at any time before September 23, 2019 and already possessed a minimum of 15 years’ experience in insurance-related work in the insurance industry in Hong Kong on the commencement date, is exempt from the criteria set out above in relation to an application for approval of the person to become a responsible officer of a business entity which is, is applying to be, or is applying for a renewal of a license to be a licensed insurance broker company.
The HKIA will normally not allow a person to be appointed as a responsible officer of more than one licensed insurance broker company unless the insurance broker companies concerned belong to the same group of companies or have common shareholder(s), or there is any other justification acceptable to the HKIA. The HKIA will consider each application on a case-by-case basis.
Financial and Other Requirements for Licensed Insurance Broker Companies
In respect of a company which is, is applying to be, or is applying for a renewal of a license to be a licensed insurance broker company, the HKIA must be satisfied that, among other things, (a) the company is a fit and proper person to carry on regulated activities in the lines of business concerned; (b) each director of the company and the controller in relation to the company (if any) are fit and proper persons to be associated with the carrying on of regulated activities in those lines of business; and (c) the company will be able to comply with the rules made by the HKIA under section 129 of the HKIO that set out the requirements in relation to capital, net assets, professional indemnity insurance, keeping of separate client accounts and keeping of proper books and accounts.

(A)	Capital and Net Assets
For an incorporated insurance broker, it shall maintain a minimum net assets value and minimum paid-up capital of HK$500,000 at all times.
In calculating net assets value, it will be conducted in accordance with accounting standards generally accepted in Hong Kong. Intangible assets will be excluded.
For an existing licensed insurance broker company, there is a grace period to comply with the capital requirements under the new regime. For the period from the commencement date to December 31, 2023, the amount of paid-up share capital and net assets which a specified insurance broker company must maintain at all times respectively are for the period that begins on the commencement date and ends on December 31, 2021, not less than $100,000; and for the period that begins on January 1, 2022 and ends on December 31, 2023, not less than $300,000.

(B)	Professional Indemnity Insurance
A professional indemnity insurance policy has to be maintained with a minimum limit of indemnity for any one claim and in any one insurance period of 12 months. The minimum limit of indemnity shall be the greater of the following:

1.
two times the aggregate insurance brokerage income in the 12 consecutive months immediately preceding the date of commencement of the professional indemnity insurance cover, up to a maximum of HK$75,000,000; or

2.	HK$3,000,000.
For insurance brokers which are in their first 12 months of operation, the limit of indemnity shall not be less than $3,000,000.

(C)	Keeping of Separate Client Accounts
Client money shall be kept in a separate client account. Client money is not allowed to be used for any purposes other than for the client’s purposes.

(D)	Keeping Proper Books and Accounts
The insurance broker company’s accounting and financial records need to be sufficient to, among others, explain and reflect the financial position and operation of its insurance brokerage business, and enable financial statements that give a true and fair view of its financial position and financial performance. Such records shall be kept in a manner that enables an audit to be carried out conveniently and properly.
The records shall be kept in writing, showing the particulars of all transactions by the broker, all income received from brokerage and expenses paid by the broker, and all the assets and liabilities of the broker in sufficient detail. Such records shall be retained for a period for not less than 7 years.
Conduct requirements for licensed insurance broker companies
Section 92(1) of the HKIO sets out the relevant conduct requirements for a licensed insurance broker company as follows:

•
it must establish and maintain proper controls and procedures for securing compliance with the conduct requirements set out in section 90 by the broker company and the licensed technical representatives (broker) appointed by the broker company;

•
it must use its best endeavors to secure observance with the controls and procedures established under section 92(1)(a) by the licensed technical representatives (broker) appointed by the broker company;

•	it must ensure that its responsible officer has sufficient authority within the broker company for carrying out the responsibilities set out in section 92(2); and

•	it must provide its responsible officer with sufficient resources and support for carrying out the responsibilities set out in section 92(2).
More detailed Corporate Governance and Controls and Procedures are set out in Code of Conduct for Licensed Insurance Brokers published by the HKIA.
Guideline on continuing professional development for licensed insurance intermediaries
The Guideline on Continuing Professional Development for Licensed Insurance Intermediaries, or the CPD, applies to individual licensees and their principals (insurance agencies, broker companies and also insurers that appoint individual insurance agents). It sets out the new CPD requirements under the new regime. To ensure continued professional competence in carrying out their regulated activities, individual licensees need to stay up-to-date on technical and regulatory knowledge and ethical standards. Failure to comply with the CPD Guideline may adversely affect the fitness and properness of that person and may potentially lead to disciplinary action by the HKIA.
Principals must ensure that individual licensees appointed by them comply with applicable CPD requirements and have adequate controls and procedures in place to monitor and ensure this compliance, for example, by requesting, checking and verifying the documentary evidence in support of the CPD declaration forms submitted to the HKIA by the individual licensees.

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong, or the PDPO
The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•	Principle 1—purpose and manner of collection of personal data;

•	Principle 2—accuracy and duration of retention of personal data;

•	Principle 3—use of personal data;

•	Principle 4—security of personal data;

•	Principle 5—information to be generally available; and

•	Principle 6—access to personal data.
Non-compliance
with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.
The PDPO also gives data subjects certain rights,
inter alia
:

•	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•	if the data user holds such data, to be supplied with a copy of such data; and

•	the right to request correction of any data they consider to be inaccurate.
The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance
with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

C.	History and Development of the Company
Corporate Structure
The following diagram illustrates our corporate structure, including our subsidiaries as of the date of this annual report.

AMTD Group Company Limited[1]
(British Virgin Islands)
Other shareholders
50.6%
49.4%
Public Shareholders
AMTD IDEA Group
(Cayman Islands)
Other shareholders
9.8%
87.6%
2.6%
AMTD Digital Inc.
尚乘数字科技集團
(Cayman Islands)
100%
AMTD Digital Solutions Power Pte. Ltd.
(Singapore)
(Global Headquarters)
100%
100%
100%
100%
AMTD Digital Financial Holdings Limited
尚乘數字金融控股有限公司
(British Virgin Islands)
AMTD Digital Media Holdings Limited
尚乘數字媒體控股有限公司
(British Virgin Islands)
AMTD Digital Investments Holdings Limited
尚乘數字投資控股有限公司
(British Virgin Islands)
AMTD Digital Connectors Holdings Limited
尚乘數字網絡控股有限公司
(British Virgin Islands)
100%
100%
AMTD Digital Solutions Pte. Ltd.
(Singapore)
PolicyPal Group Limited
(British Virgin Islands)
100%
100%
100%
100%
AMTD Direct Investment 1 Limited
(British Virgin Islands)
AMTD Biomedical Investment Limited
(British Virgin Islands)
AMTD Investment Solutions Limited
(British Virgin Islands)
AMTD Singapore Solidarity Fund Pte. Ltd.
(Singapore)
51%
PolicyPal Pte. Ltd..
(Singapore)
100%
100%
100%
AMTD Digital Media Limited
尚乘數字媒體有限公司
(Hong Kong)
AMTD Digital Media Solutions Pte. Ltd.
(Singapore)
AMTD Direct Investment III Limited
(British Version Islands)
100%
AMTD Principal Investment Solutions Group Limited
(British Virgin Islands)
49%
51%
100%
100%
100%
Applaud Digital Solutions Pte. Ltd.
(Singapore)
PolicyPal Tech Pte. Ltd.
(Singapore)
Bao Xian BaoBao Pte. Ltd.
(Singapore)
Digital Finance Media Limited
(Hong Kong)
85%
100%
AMTD (Singapore) Group Holdings Ltd.
(British Virgin Islands)
AMTD Risk Solutions Limited
(British Virgin Islands)
100%
100%
AMTD Digital Holdings Pte. Ltd.
(Singapore)
AMTD Risk Solutions Group Limited
尚乘風險管理有限公司
(Hong Kong)
100%
Singa Digital Pte. Ltd.
(Singapore)
100%
100%
100%
AMTD Solidarity Fund 1 Pte. Ltd.
(Singapore)
AMTD Solidarity Fund 2 Pte. Ltd.
(Singapore)
AMTD Solidarity Fund 3 Pte. Ltd.
(Singapore)
100%
100%
AMTD Solidarity Fund 4 Pte. Ltd.
(Singapore)
AMTD Solidarity Fund 5 Pte. Ltd.
(Singapore)

(1)
AMTD Group Company Limited beneficially owns 50.6% of the issued and outstanding shares of AMTD IDEA Group by directly holding 39.5% and, through its subsidiaries including AMTD Assets Alpha Group and AMTD Education Group, indirectly holding 11.1%, of the issued and outstanding shares of AMTD IDEA Group.

Our Relationship with the Controlling Shareholder and Other Group Companies
We are the core of the AMTD SpiderNet, and hence, we have created a shareholding structure where the interest of all AMTD Group companies’ interests are aligned with ours, ensuring seamless cooperation between the group companies and that maximum synergies will be achieved. As of the date of this annual report, our Controlling Shareholder beneficially owned 44.3% of our outstanding ordinary shares, representing 87.6% of our total voting power.
Treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers are carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations.
Historically, our Controlling Shareholder has provided us with business premises, financial, accounting, administrative, legal, and human resources services, as well as the services of a number of its executive officers and other employees, the costs of which were allocated to us based on actual usage or proportion of revenue and infrastructure usage attributable to our business, among other things. We have begun to invest in our own financial, accounting, and legal functions separate from those of our Controlling Shareholder, and we are establishing other support systems of our own or contract with third parties to provide them to us.
We entered into a series of agreements with our Controlling Shareholder with respect to our ongoing relationship in May 2021. These agreements include a master transaction agreement, a transitional services agreement, and a non-competition
agreement. The following are summaries of these agreements.
Master Transaction Agreement
Pursuant to the master transaction agreement, we are responsible for all financial liabilities associated with the current and historical digital financial services, SpiderNet ecosystem solutions, digital media, content, and marketing, and digital investments businesses and operations that have been conducted by or transferred to us, and our Controlling Shareholder is responsible for financial liabilities associated with all of our Controlling Shareholder’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and our Controlling Shareholder indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.
In addition, we agree to indemnify our Controlling Shareholder, its subsidiaries and each of their directors, officers and employees against liabilities arising from misstatements or omissions in our prospectus dated July 14, 2022 or the registration statement of which it formed a part, except for misstatements or omissions relating to information that our Controlling Shareholder provided to us specifically for inclusion in such prospectus or registration statement. Our Controlling Shareholder will indemnify us including each of our subsidiaries, director, officers and employees against liabilities arising from misstatements or omissions with respect to information that our Controlling Shareholder provided to us specifically for inclusion in our prospectus dated July 14, 2022 or the registration statement of which it formed a part, or our annual reports or other SEC filings following the completion of our initial public offering.
The master transaction agreement also contains a general release, under which the parties will release each other, including each party’s subsidiaries, directors, officers and employees from any liabilities arising from events occurring on or before the initial filing date of the registration statement for our initial public offering, including in connection with the activities to implement our initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement, the transitional services agreement, and the non-competition
agreement.
The master transaction agreement sets forth the investment opportunity referral procedures, pursuant to which our Controlling Shareholder agrees to first present investment opportunities related to digital financial services or digital financial licenses, or investment opportunities in new technology or new media companies to us for consideration within a specified period and to refrain from pursuing these investment opportunities. Our Controlling Shareholder agrees to pursue these investment opportunities for itself only after we decline to pursue these investment opportunities or upon expiration of the specified period should we fail to respond, with the exception of subsequent investments by our Controlling Shareholder in its existing investee companies. When determining whether or not to pursue an investment opportunity, members of our investment committee that have overlapping duties as directors or officers in our Controlling Shareholder will abstain from participating in the investment decision-making and approval process.
Furthermore, under the master transaction agreement, we agree to use our reasonable best efforts to select the same independent certified public accounting firm, or auditor, used by our Controlling Shareholder and provide to our Controlling Shareholder as much prior notice as reasonably practical of any change in our auditor until the first fiscal year end occurring after our Controlling Shareholder together with its subsidiaries no longer owns in aggregate at least 20% of the voting power of our then outstanding securities.
Pursuant to the master transaction agreement, we are licensed by our Controlling Shareholder to use any and all of its intellectual properties for free.
The master transaction agreement will automatically terminate the first date upon which our Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of our then outstanding securities. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement and the non-competition
agreement.
Transitional Services Agreement
Under the transitional services agreement, our Controlling Shareholder agrees that, during the service period, as described below, our Controlling Shareholder will provide us with various corporate support services, including but not limited to:

•	administrative support;

•	marketing and branding support;

•	technology support; and

•	provision of office space and facilities.
Our Controlling Shareholder may also provide us with additional services that we and our Controlling Shareholder may identify from time to time in the future.
The price to be paid for the services provided under the transitional service agreement is determined according to the terms of the agreement. The transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to the provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.
The service period under the transitional services agreement commenced on the public filing date of the registration statement for our initial public offering and will end on the expiration of 18 months thereafter. We may terminate the transitional services agreement with respect to either all or part of the services by giving
30-day
prior written notice to our Controlling Shareholder and paying a termination fee equal to the direct costs incurred by our Controlling Shareholder in connection with its provision of services at the time of the early termination. Our Controlling Shareholder may terminate this agreement with respect to either all or part of the services by giving us a
30-day
prior written notice if our Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of our company.
Non-competition
Agreement
Our
non-competition
agreement with our Controlling Shareholder provides for a
non-competition
period beginning upon the completion of our initial public offering and ending on the later of (1) two years after the first date when our Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifth anniversary of the completion of our initial offering. This agreement can be terminated early by mutual written consent of the parties.
Our Controlling Shareholder has agreed not to compete with us during the non-competition
period in our digital financial services, SpiderNet ecosystem solutions, digital media, content, and marketing, except for owning non-controlling
equity interest in any company competing with us. We have agreed not to compete with our Controlling Shareholder during the non-competition
period in the businesses currently conducted by our Controlling Shareholder, except for owning non-controlling
equity interest in any company competing with our Controlling Shareholder.
The
non-competition
agreement also provides for a mutual
non-solicitation
obligation that neither we nor our Controlling Shareholder may, during the non-competition
period, hire, or solicit for hire, any active employees of, or individuals providing consulting services to the other party, or any former employees of, or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted
advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition
period.
Contractual Arrangements with respect to Airstar Bank
In October 2020, we entered into an agreement with our Controlling Shareholder, pursuant to which we agree to provide SpiderNet ecosystem solutions services to support the management of its 10% investee company, Airstar Bank, for a fixed annual service fee of HK$12.8 million.
In addition to the fixed annual service fee, we are entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from Airstar Bank, including but not limited to cash or share dividends, regardless of whether on a regular or one-off
basis. We are also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of Airstar Bank. However, we are not liable for any loss arising from the disposal of any shares of Airstar Bank by our Controlling Shareholder. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement.

D.	Property, Plants and Equipment
Our principal executive offices are located on leased premises comprising approximately 18,260 square feet in Hong Kong as of April 30, 2022. Our principal executive offices are leased by our Controlling Shareholder from independent third parties. Our Controlling Shareholder shared with us part of its office space and certain office infrastructure, who plans to renew the lease from time to time as needed.
We intend to add new premises or expand our existing premises as we add employees and expand our organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form
20-F.
This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results
As the fusion reactor at the core of the AMTD SpiderNet ecosystem, we are a comprehensive digital solutions platform in Asia with businesses spanning multiple verticals, including digital financial services, SpiderNet ecosystem solutions, digital media, content, and marketing, and digital investments.
We generate revenue primarily from fees and commissions from our digital financial services business and SpiderNet ecosystem solutions business during the fiscal years ended April 30, 2020, 2021 and 2022. We have achieved tremendous growth since the launch of our SpiderNet ecosystem solutions business in December 2017 as a result of the continued expansion and monetization of AMTD SpiderNet ecosystem. Our revenue increased from HK$167.5 million for the fiscal year ended April 30, 2020 to HK$195.8 for the fiscal year ended April 20, 2021, and to HK$197.0 million (US$25.1 million) for the fiscal year ended April 30, 2022. Our net profit increased from HK$158.3 million for the fiscal year ended April 30, 2020 to HK$171.6 million for the fiscal year ended April 30, 2021, and to HK$201.4 million (US$25.7 million) for the fiscal year ended April 30, 2022. We continue to deepen and monetize our relationship with clients by cross-selling solutions that fill their unique needs.
Key Factors Affecting Our Results of Operations
Our business and results of operations are affected by a number of general factors that impact the digital financial services and SpiderNet ecosystem solutions industries in Asia, including, among others, our ability to provide digital financial services across different markets in Asia, our ability to adopt and monetize the increasing reliance and application on digital financial services arising from the post-COVID-19
paradigm shift, our ability to empower and extract value from the entrepreneurs joining our fusion-in
program, overall economic environment in Asia, conditions and trends of financial and capital markets, the competitive environment, and government policies and initiatives affecting the digital financial services and SpiderNet ecosystem solutions industries. Unfavorable changes in any of these general factors could adversely affect demand for our services and materially and adversely affect our results of operations.

Rate of adoption of digital financial services in Asia
We operate digital financial services business in Singapore, Hong Kong, and in the future, other markets in Asia. With the addition of PolicyPal and the proposed transactions with CapBridge (currently subject to negotiation of terms of the transaction, as well as MAS approval), the planned launch of Singa Bank and Applaud (currently subject to MAS approval), and the further digitalization of our insurance business, we expect rapid increase in our revenue from digital financial services business in the future.
Consumers in Singapore, Hong Kong, and other markets in Asia are rapidly embracing digital banking, insurance, and other digital finance services. We anticipate that this shift will be further accelerated by the recent
COVID-19
pandemic, which forced a large part of the Asian population to adopt digital means for work, education, and commerce and to conduct their financial transactions electronically as they were subjected to various social distancing measures and travel restrictions. Furthermore, globalization and digitalization have enabled greater movements of people, goods, and services across borders. There has been increasing trade among the economies of Hong Kong and the ASEAN region, which will benefit financial institutions like us that can provide seamless, comprehensive digital financial solutions across borders.
The revenue that we generate from our digital financial services business will depend in a large part on the rate at which the Asian population embraces digital financial services. We anticipate rapid growth in our future digital financial services, contributing to the growing scale of our revenue. However, should the Asian markets not embrace digital financial services as rapidly as we anticipate, our future results of operation could be affected.
Our ability to expand into new markets and offer new products and services
Digital financial services business is a highly regulated industry, and digital financial licenses are generally regulated separately across different product types and different regions. In order to provide one-stop
cross-regional digital financial services that meet the evolving needs of clients, it is important for us to obtain licenses from multiple regulatory regimes. We expanded our digital financial services operations in 2020 with the acquisition of PolicyPal, and plan to continue to expand through the proposed transactions with CapBridge (currently subject to negotiation of terms of the transaction, as well as MAS approval), and the proposed establishment of Singa Bank and Applaud (currently subject to MAS approval). In the future, we may consider to apply for banking licenses in other ASEAN countries such as Malaysia, Vietnam, and Indonesia, as regulations allow, and may also consider to obtain financial licenses in other areas, such as digital insurance, digital assets exchange, and digital payment. If we are unable to expand into new markets, our future results of operations could be affected.
At the same time, it is imperative for us to continue to offer new products and services in order to attract new customers and retain our existing customers. If we are unable to offer new products and services to attract and retain our clients, our future results of operation could be affected.
Our future capabilities to provide insightful information to support our clients’ strategic decisions
For our SpiderNet ecosystem solutions business, our future service quality and growth depend on our capabilities to provide insightful information to help our clients to actively identify opportunities within our AMTD SpiderNet ecosystem, efficiently deliver their strategic messages, facilitate their corporate communications, and gain intelligence on their industry and general capital markets trend. Our ecosystem and industry expertise allow us to effectively address our clients’ needs. Moreover, as our clientele continue to grow and as we deepen our insights into a greater number of industries, we will have access to more data and our ability to extract valuable information from unstructured data will be enhanced, resulting in a virtuous cycle. We have experienced strong growth in our SpiderNet ecosystem solutions business. Our SpiderNet ecosystem solutions income increased from HK$157.7 million for the fiscal year ended April 30, 2020 to HK$184.1 million for the fiscal year ended April 30, 2021, and to HK$184.6 million (US$23.5 million) for the fiscal year ended April 30, 2022.

Our ability to maximize synergies and unlock value through our fusion-in
program
We are the core of the AMTD SpiderNet ecosystem, and our success is predicated on our ability to connect the various partners in the AMTD SpiderNet ecosystem, promote business cooperation among partners, empower them with digital financial services, and in turn, unlocking substantial value as each of the businesses within the system grows.
Our unique
fusion-in
program is our core strategy. By swapping equity interests with leading digital financial businesses, we align their business interests with ours. We further benefit from gaining access to new talents, capabilities, and technologies, while our business partners gain the ability to unlock their potential and accelerate their growth by joining the AMTD SpiderNet ecosystem. PolicyPal illustrates our integration of leading digital financial businesses through such a program, and we plan to integrate CapBridge after we complete the proposed transactions. We believe that these additions will create significant value for us, and we will continue to identify such promising partners for future integration.
Our ability to attract, retain, and motivate talents
It is essential for us to attract, retain, and motivate talent because our businesses are human capital intensive. We believe that it is necessary and customary to invest in talents, arguably our most important assets, with attractive compensation packages, as we compete to attract, retain, and motivate qualified employees. Key members of our management are also shareholders of our company, ensuring that interests and incentives are aligned with our performance. Our staff costs (including directors’ emoluments) for the fiscal years ended April 30, 2020, 2021 and 2022 were HK$15.2 million, HK$48.0 million, and HK$72.4 million (US$9.2 million), respectively, representing 9.1%, 24.5%, and 36.8% of our total revenue for the corresponding periods. Our staff costs have historically been comprised of cash-based and share-based compensation and benefits. Nevertheless, highly incentivized professionals and other talents could potentially enable us to achieve great business prospects and results of operations.
Key Components of Results of Operations
Revenue
Our revenue consists of (i) digital financial services business income, (ii) SpiderNet ecosystem solutions business income, and (iii) corporate income from digital investments business and digital media, content, and marketing business.
We derive fee income primarily from two business lines: (i) digital financial services, which currently consists entirely of insurance brokerage income, where we charge fees and commissions from insurance purchasers, which are paid either directly to us or through insurance provider partners, (ii) SpiderNet ecosystem solutions, where we recognize our fee income over the period of contracts. SpiderNet ecosystem solutions business income currently represents the primary source of our fees and commissions income.

	For the Year Ended April 30,
	2020		2021		2022
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Digital financial services business income	9,869	5.9	11,721	6.0	11,798	1,503	6.0
SpiderNet ecosystem solutions business income	157,678	94.1	184,095	94.0	184,627	23,530	93.7
Corporate	—	—	—	—	533	68	0.3

Total	167,547	100.0	195,816	100.0	196,958	25,101	100.0

Changes in fair value on financial assets measured at FVTPL
We record changes in fair value on financial assets measured at FVTPL with respect to our digital investments and movie investments. For a discussion of fair value measurement of our financial assets, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Critical Accounting Estimates—Fair Value Measurement of Unquoted Equity Instruments.”
Employee benefits expenses
Our employee benefits expenses mainly consist of staff salaries, bonus and director fee.
Premises and office expenses
Our premises and office expenses mainly consist of premises cost, office utilities, and other miscellaneous office expenses.
Legal and professional fee
Our legal and professional fee mainly consist of audit services, professional liability insurance, and professional and legal expenses in connection with our restructuring.
Depreciation and amortization
Our depreciation and amortization mainly consists of amortization of intangible assets.
Advertising and promotion expenses
Our advertising and promotion expenses mainly consist of expenses incurred to promote and enhance our branding.
Other expenses
Our other expenses mainly consist of traveling and business development expenses, donation, and other miscellaneous expenses.
Other income
Other income consists of interest income, and other
non-recurring
miscellaneous income.
Other gains and losses
Other gains and losses consist of (i) net exchange gain or loss, (ii) recovery of accounts and other receivables written off, and (iii) change in fair value on derivative financial liabilities.
Taxation
We had income tax expense of HK$23.7 million, HK$24.6 million and HK$23.6 million (US$3.0 million) for the fiscal years ended April 30, 2020, 2021, and 2022, respectively. The following summarizes our applicable tax rates in the Cayman Islands, Singapore, and Hong Kong.
Cayman Islands
The Cayman Islands currently levies no taxes on individuals or corporations outside of the Cayman Islands based upon profits, income, gains, or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments. There are no reciprocal tax treaties between the Cayman Islands and Singapore.
Singapore
Our Singapore subsidiaries are subject to the Singapore corporate tax of 17%.
Hong Kong
Our Hong Kong subsidiaries are subject to a 8.25% Hong Kong profit tax on the first HK$2,000,000 of the taxable income generated from operations in Hong Kong. Any taxable income above HK$2,000,000 will be subject to a 16.5% Hong Kong profit tax. Under the Hong Kong tax laws, our Hong Kong subsidiaries are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.
For more information on tax regulations, see “Item 10. Additional Information—E. Taxation.”
Results of Operations

	For the Year Ended April 30,
	2020		2021		2022
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue	167,547	100.0	195,816	100.0	196,958	25,101	100.0
Employee benefits expense	(15,168)	(9.1)	(48,026)	(24.5)	(72,426)	(9,230)	(36.8)
Advertising and promotion expense	— *	—	(2,547)	(1.3)	(4,066)	(518)	(2.1)
Premises and office expenses	(4,737)	(2.8)	(5,230)	(2.7)	(5,772)	(736)	(2.9)
Legal and professional fee	(1,952)	(1.2)	(6,850)	(3.5)	(23,456)	(2,989)	(11.9)
Depreciation and amortization	—	—	(4,896)	(2.5)	(6,596)	(841)	(3.3)
Other expenses	(1,649)	(1.0)	(3,323)	(1.7)	(3,165)	(403)	(1.7)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	43,592	26.0	70,291	35.9	132,032	16,827	67.0
Other income	—	—	1,323	0.7	6,755	860	3.5
Other gains and losses, net	(5,586)	(3.3)	(306)	(0.2)	4,746	605	2.4

Profit before tax	182,047	108.6	196,252	100.2	225,010	28,676	114.2
Income tax expense	(23,715)	(14.1)	(24,611)	(12.6)	(23,614)	(3,009)	(12.0)

Profit for the year	158,332	94.5	171,641	87.6	201,396	25,667	102.2

Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operation	—	—	828	0.4	(823)	(105)	(0.4)
Other comprehensive income (expense) for the year/period	—	—	828	0.4	(823)	(105)	(0.4)

Total comprehensive income for the year	158,332	94.5	172,469	88.0	200,573	25,562	101.8

Note:
*	The advertising and promotion expense for the fiscal years ended April 30, 2020 was insignificant and included in other expenses.

Segment Information
We report our results of operations in three reportable segments: digital financial services, SpiderNet ecosystem solutions, and corporate (including digital investments business and digital media, content, and marketing business), which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended April 30,
	2020	2021	2022
	HK$	HK$	HK$	US$
	(in thousands)
Digital Financial Services
Segment revenue	9,869	11,721	11,798	1,503
Segment results (1)	4,765	1,084	951	121
SpiderNet Ecosystem Solutions
Segment revenue	157,678	184,095	184,627	23,530
Segment results (1)	140,134	144,276	136,607	17,410
Corporate (including digital investments business and digital media, content, and marketing business)
Segment revenue	—	—	533	68
Changes in fair value on financial assets measured at FVTPL	43,592	70,291	132,032	16,827
Segment results (1)	43,291	70,800	136,323	17,374

Total segment results	188,190	216,160	273,881	34,905

Note:
(1)	Segment result represents segment revenue and changes in fair value on financial assets measured at FVTPLs less direct cost attributable to the applicable segment.
Fiscal Year Ended April 30, 2022 Compared to Fiscal Year Ended April 30, 2021
Digital financial services segment
The segment revenue of the digital financial services segment remained stable at HK$11.8 million (US$1.5 million) for the fiscal year ended April 30, 2022 and the segment profit remained stable at HK$1.0 million (US$121 thousand) for the fiscal year ended April 30, 2022, primarily due to the slight increase in revenue partially offset by the increase in employee benefits expense incurred during the fiscal year ended April 30, 2022.
SpiderNet ecosystem solutions segment
The segment revenue of the SpiderNet ecosystem solutions segment increased from HK$184.1 million for the fiscal year ended April 30, 2021 to HK$184.6 million (US$23.5 million) for the fiscal year ended April 30, 2022 and the segment profit decreased from HK$144.3 million for the fiscal year ended April 30, 2021 to HK$136.6 million (US$17.4 million) for the fiscal year ended April 30, 2022, primarily due to the increase in revenue being offset by the increase in employee benefits expense incurred during the fiscal year ended April 30, 2022.
Corporate
The segment profit of corporate segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL from our investments in innovative companies, was HK$136.3 million (US$17.4 million) for the fiscal year ended April 30, 2022, compared to HK$70.8 million for the fiscal year ended April 30, 2021, primarily due to the realized and unrealized gain from certain investments the fiscal year ended April 30, 2022.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 7 to our consolidated financial statements for the fiscal years ended April 30, 2021, and 2022 included elsewhere in this annual report.
Fiscal Year Ended April 30, 2022 Compared to Fiscal Year Ended April 30, 2021
Revenue
Our revenue from contracts with customers increased from HK$195.8 million for the fiscal year ended April 30, 2021 to HK$197.0 million (US$25.1 million) for the fiscal year ended April 30, 2022, primarily due to the expansion of our SpiderNet ecosystem solutions business.

•
Digital financial services.
Our commission income from the digital financial services segment increased from HK$11.7 million for the fiscal year ended April 30, 2021 to HK$11.8 million (US$1.5 million) for the fiscal year ended April 30, 2022. The segment income remains stable during the fiscal year ended April 30, 2022.

•
SpiderNet ecosystem solutions.
Our fee income from the SpiderNet ecosystem solutions segment increased from HK$184.1 million for the fiscal year ended April 30, 2021 to HK$184.6 million (US$23.5 million) for the fiscal year ended April 30, 2022, primarily due to our expansion of the SpiderNet ecosystem solutions business for the fiscal year ended April 30, 2022.

The level of membership fee for joining the SpiderNet ecosystem solution services is a bilateral fixed fee negotiated individually and agreed-upon with each particular customer covering a defined period of time. The factors influencing the level of fee include the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the SpiderNet ecosystem, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors.

•
Corporate.
Our digital media, content, and marketing services income from corporate segment increased from nil for the fiscal year ended April 30, 2021 to HK$0.5 million (US$68 thousand) for the fiscal year ended April 30, 2022, primarily due to commencement of the digital media, content, and marketing services during the fiscal year ended April 30, 2022.

Changes in fair value on financial assets measured at FVTPL
Our changes in fair value on financial assets measured at FVTPL was HK$70.3 million in the fiscal year ended April 30, 2021, compared to HK$132.0 million (US$16.8 million) in the fiscal year ended April 30, 2022, primarily due to the realized and unrealized gain from certain investments in the fiscal year ended April 30, 2022.

The table below shows the details of our investment portfolio as of April 30, 2021 and 2022 and corresponding investment gains or losses for the fiscal year ended April 30, 2021 and 2022.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2021	2022	2021	2022
		(HK$ in millions)
Investment A (technology-enabled health-care solutions platform)	78.5	78.5	76.3	(30.0)	(2.2)	In the fiscal year ended April 30, 2021, the fair value of the investment decreased by reference to the recent transaction price of shares issuance of the investee. In the fiscal year ended April 30, 2022, the fair value of the investment decreased mainly due to the financial and business performance of the investee.

Investment B (digital media platform)	1.6	1.6	1.6	—	—	The investment was acquired in April 2021. The fair value of the investment approximated its acquisition cost as of April 30, 2022.

Investment C (card payment solutions)	6.2	6.2	6.9	—	0.7	The investment was acquired in November 2020. The fair value of the investment approximated its acquisition cost as of April 30, 2021 with reference to recent transaction price. In the fiscal year ended April 30, 2022, the fair value of the investment increased due to the financial and business performance of the investee.

Investment D (cross-border payment platform)	2.2	2.2	2.2	—	—	The investment was acquired in December 2020. The fair value of the investment approximated acquisition cost as of April 30, 2021 and 2022.

Investment E (digital format movie production)	59.8	60.9	60.9	1.1	—	The fair value of the investment remains stable at HK$60.9 million in the fiscal year ended April 30, 2022 by reference to the estimated box office performance.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2021	2022	2021	2022
		(HK$ in millions)

Investment F (digital format movie production)	16.5	18.8	0.7	2.3	2.9	The fair value of the investment increased by HK$2.3 million in the fiscal year ended April 30, 2021 by reference to the estimated box office performance. The fair value of the investment increased by HK$2.9 million in the fiscal year ended April 30, 2022 by reference to the actual box office performance. During the fiscal year ended April 30, 2022, part of the investment was realized through cash settlement of HK$21.0 million.

Investment G (digital format movie production)	4.2	1.5	1.5	(2.7)	—	The fair value of the investment decreased by HK$2.7 million in the fiscal year ended April 30, 2021 by reference to the estimated box office performance. In the fiscal year ended April 30, 2022, the fair value of investment remained stable at HK$1.5 million by reference to the estimated box office performance.

Investment H (artificial intelligence technology services)	19.6	—	—	55.1	—	In the fiscal year ended April 30, 2021, the fair value increased mainly due to the financial and business performance of the investee. The investment was disposed in April 2021.

Investment I (content-driven lifestyle platform)	80.6	124.3	—	44.5	130.6	The fair value of the investment increased by HK$44.5 million in the fiscal year ended April 30, 2021 due to the financial and business performance of the investee. In the fiscal year ended April 30, 2022, the investment was disposed resulting in a realized gain of HK$130.6 million.
	269.2	294.0	150.1	70.3	132.0

Employee benefits expense
Our employee benefits expense increased by 50.8% from HK$48.0 million for the fiscal year ended April 30, 2021 to HK$72.4 million (US$9.2 million) for the fiscal year ended April 30, 2022, primarily due to an increase in staff cost, share-based compensation and number of staff in line with our business growth.

Premises and office expenses
Our premises and office expenses increased by 11.5% from HK$5.2 million for the fiscal year ended April 30, 2021 to HK5.8 million (US$0.7 million) for the fiscal year ended April 30, 2022 mainly due to our business expansion in the fiscal year ended April 30, 2022.
Legal and professional fee
Our legal and professional fee increased significantly by 240.6% from HK$6.9 million for the fiscal year ended April 30, 2021 to HK$23.5 million (US$3.0 million) for the fiscal year ended April 30, 2022 mainly due to legal and professional fee incurred in preparation for our listing.
Depreciation and amortization
Our depreciation and amortization expenses increased by 34.7% from HK$4.9 million for the fiscal year ended April 30, 2021 to HK$6.6 million (US$0.8 million) for the fiscal year ended April 30, 2022 mainly due to a full year amortization of intangible assets acquired as part of a business combination that took place in August 2020 and certain acquired intangible assets in the fiscal year ended April 30, 2022.
Advertising and promotion expense
Our advertising and promotion expense increased by 64.0% from HK$2.5 million for the fiscal year ended April 30, 2021 to HK$4.1 million (US$0.5 million) for the fiscal year ended April 30, 2022 mainly due to increase in promotion activities to cope with our business expansion in the fiscal year ended April 30, 2022.
Other expenses
Our other expenses decreased by 3.0% from HK$3.3 million for the fiscal year ended April 30, 2021 to HK$3.2 million (US$0.4 million) for the fiscal year ended April 30, 2022 mainly due to tight cost control in view of the pandemic situation in the fiscal year ended April 30, 2022.
Income tax expense
We incurred income tax expense of HK$24.6 million and HK$23.6 million (US$3.0 million) for the fiscal year ended April 30, 2021 and 2022, respectively. The decrease in our income tax expense resulted from decrease in assessable profits in the fiscal year ended April 30, 2022.
Profit for the year
As a result of the foregoing, our profit increased from HK$171.6 million for the fiscal year ended April 30, 2021 to HK$201.4million (US$25.7 million) for the fiscal year ended April 30, 2022.
Fiscal Year Ended April 30, 2021 Compared to Fiscal Year Ended April 30, 2020
Digital financial services segment
The segment revenue of the digital financial services segment increased from HK$9.9 million for the fiscal year ended April 30, 2020 to HK$11.7 million for the fiscal year ended April 30, 2021. The segment profit decreased from HK$4.8 million for the fiscal year ended April 30, 2020 to HK$1.1 million for the fiscal year ended April 30, 2021, primarily due to the increase in employee benefits expense and depreciation and amortization expense incurred and offset by the increase in revenue in the fiscal year ended April 30, 2021.

SpiderNet ecosystem solutions segment
The segment revenue of the SpiderNet ecosystem solutions segment increased from HK$157.7 million for the fiscal year ended April 30, 2020 to HK$184.1 million for the fiscal year ended April 30, 2021 and the segment profit increased from HK$140.1 million for the fiscal year ended April 30, 2020 to HK$144.3 million for the fiscal year ended April 30, 2021, primarily due to our expansion of the SpiderNet ecosystem solutions business by increasing the number of customers and offset by the increase in employee benefits expense incurred in the fiscal year ended April 30, 2021.
Corporate
The segment profit of corporate segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL from our investments in innovative companies, was HK$70.3 million for the fiscal year ended April 30, 2021, compared to HK$43.6 million for the fiscal year ended April 30, 2020, primarily due to the increase in the fair value of our investments portfolio driven by the business growth of the investees as of April 30, 2021.
For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 7 to our consolidated financial statements for the fiscal years ended April 30, 2020, 2021, and 2022 included elsewhere in this annual report.
Fiscal Year Ended April 30, 2021 Compared to Fiscal Year Ended April 30, 2020
Revenue
Our revenue from contracts with customers increased from HK$167.5 million for the fiscal year ended April 30, 2020 to HK$195.8 million for the fiscal year ended April 30, 2021, primarily due to the expansion of our SpiderNet ecosystem solutions business.

•
Digital financial services.
Our commission income from the digital financial services segment increased from HK$9.9 million for the fiscal year ended April 30, 2020 to HK$11.7 million for the fiscal year ended April 30, 2021, primarily due to the acquisition of PolicyPal during the fiscal year ended April 30, 2021.

•
SpiderNet ecosystem solutions.
Our fee income from the SpiderNet ecosystem solutions segment increased from HK$157.7 million for the fiscal year ended April 30, 2020 to HK$184.1 million for the fiscal year ended April 30, 2021, primarily due to our expansion of the SpiderNet ecosystem solutions business and a 72.7% increase in the number of customers in the fiscal year ended April 30, 2021.

The level of membership fee for joining the SpiderNet ecosystem solution services is a bilateral fixed fee negotiated individually and agreed-upon with each particular customer covering a defined period of time. The factors influencing the level of annual fee include the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the SpiderNet ecosystem, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors.

Changes in fair value on financial assets measured at FVTPL
Our changes in fair value on financial assets measured at FVTPL was HK$70.3 million for the fiscal year ended April 30, 2021, compared to HK$43.6 million for the fiscal year ended April 30, 2020, primarily due to the increase in the fair value of our investments portfolio driven by the business growth and expansion of the investees as of April 30, 2021.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2020	2021	2020	2021
		(HK$ in millions)
Investment A (technology-enabled health-care solutions platform)	78.5	108.5	78.5	28.0	(30.0)	During the fiscal year ended April 30, 2020, the fair value of the investment increased mainly due to the financial performance and business development of the investee. During the fiscal year ended April 30, 2021, the fair value decreased by reference to the recent transaction price of shares issuance of the investee.

Investment B (digital media platform)	1.6	—	1.6	—	—	The investment was acquired in April 2021. The fair value of the investment approximated its acquisition cost as of April 30, 2021.

Investment C (card payment solutions)	6.2	—	6.2	—	—	The investment was acquired in November 2020. The fair value of the investment approximated its acquisition cost as of April 30, 2021 with reference to recent transaction price.

Investment D (cross-border payment platform)	2.2	—	2.2	—	—	The investment was acquired in December 2020. The fair value of the investment approximated acquisition cost as of April 30, 2021.

Investment E (digital format movie production)	59.8	—	60.9	—	1.1	The fair value of the investment increased by HK$1.1 million during the year ended April 30, 2021 by reference to the estimated box office performance.

Investment F (digital format movie production)	16.5	—	18.8	—	2.3	The fair value of the investment increased by HK$2.3 million during the year ended April 30, 2021 by reference to the estimated box office performance.

Investment G (digital format movie production)	4.2	—	1.5	—	(2.7)	The fair value of the investment decreased by HK$2.7 million during the year ended April 30, 2021 by reference to the estimated box office performance.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2020	2021	2020	2021
		(HK$ in millions)
Investment H (artificial intelligence technology services)	19.6	22.7	—	(1.8)	55.1	During the fiscal year ended April 30, 2020, the fair value decreased mainly due to the impact of market downturn caused by the
COVID-19
						on the investee’s performance. During the fiscal year ended April 30, 2021, the investment was disposed with realized gain of HK$55.1 million.
Investment I (content-driven lifestyle platform)	80.6	77.5	124.3	(1.0)	44.5	The fair value of the investment decreased by HK$1.0 million during the year ended April 30, 2020 due to exchange rate fluctuation. During the fiscal year ended April 30, 2021, the fair value of the investment increased mainly due to the financial performance and business development of the investee.
Investment J (communication software)	7.8	—	—	8.3	—	The investment was fully disposed during the year ended April 30, 2020 with realized gain of HK$8.3 million.
Investment K (digital financing solutions platform)	7.8	—	—	10.1	—	The investment was fully disposed during the year ended April 30, 2020 with realized gain of HK$10.1 million.
	284.8	208.7	294.0	43.6	70.3

Employee benefits expense
Our employee benefits expense increased by 215.8% from HK$15.2 million for the fiscal year ended April 30, 2020 to HK$48.0 million for the fiscal year ended April 30, 2021, primarily due to an increase in staff cost and number of staff in connection with our business growth.
Premises and office expenses
Our premises and office expenses increased by 10.6% from HK$4.7 million for the fiscal year ended April 30, 2020 to HK$5.2 million for the fiscal year ended April 30, 2021 mainly due to our business expansion in the fiscal year ended April 30, 2021.
Legal and professional fee
Our legal and professional fee increased by 245.0% from HK$2.0 million for the fiscal year ended April 30, 2020 to HK$6.9 million for the fiscal year ended April 30, 2021 mainly due to legal and professional fee incurred in preparation for our listing.

Depreciation and amortization
Our depreciation and amortization expenses increased significantly by 100.0% from nil for the fiscal year ended April 30, 2020 to HK$4.9 million for the fiscal year ended April 30, 2021 mainly related to amortization of intangible asset acquired as part of the business acquisition that took place in the fiscal year ended April 30, 2021.
Advertising and promotion expense
Our advertising and promotion expense increased significantly to HK$2.5 million for the fiscal year ended April 30, 2021 mainly due to the increase in promotion activities to cope with our business expansion in the fiscal year ended April 30, 2021.
Other expenses
Our other expenses increased significantly by 106.3% from HK$1.6 million for the fiscal year ended April 30, 2020 to HK$3.3 million for the fiscal year ended April 30, 2021 mainly due to our business expansion in the fiscal year ended April 30, 2021.
Income tax expense
We incurred income tax expense of HK$23.7 million and HK$24.6 million for the fiscal year ended April 30, 2020 and 2021, respectively. The increase in our income tax expense resulted from increase in assessable profits in the fiscal year ended April 30, 2021.
Profit for the year
As a result of the foregoing, our profit increased from HK$158.3 million for the fiscal year ended April 30, 2020 to HK$171.6 million for the fiscal year ended April 30, 2021.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in note 3 to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources
Our principal sources of liquidity to finance our operating and investing activities are net cash provided from operating activities, funding from our Controlling Shareholder, historical equity financing activities and proceeds from public offerings. As of April 30, 2022, we had HK$112.5 million (US$14.3 million) in cash and cash equivalents, out of which HK$96.2 million (US$12.3 million) was held in U.S. dollars, HK$12.5 million (US$1.6 million) was held in Hong Kong dollars, HK$3.8 million (US$0.5 million) was held in Singapore dollars. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding fiduciary bank balances representing client’s cash, which are unrestricted for withdrawal or use.
Our total indebtedness was nil as of April 30, 2022.
Our net cash generated from operating activities for the fiscal years ended April 30, 2020, and 2021, and 2022 was HK$213.8 million, HK$82.9 million and HK$80.0 million (US$10.2 million), respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures at least for the next 12 months. We may from time to time decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in an increase in fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Cash Flows
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended April 30,
	2020	2021	2022
	HK$	HK$	HK$	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash generated from operating activities	213,755	82,901	79,891	10,182
Net cash (used in)/from investing activities	(674,500)	128,167	(382,986)	(48,810)
Net cash from financing activities	651,191	7,894	—	—

Net increase/(decrease) in cash and cash equivalents	190,446	218,962	(303,095)	(38,628)
Cash and cash equivalents at beginning of the year	5,764	196,210	416,420	53,071
Effect of foreign exchange rate changes	—	1,248	(809)	(103)

Cash and cash equivalents at end of the year	196,210	416,420	112,516	14,340

Operating Activities
Net cash generated from operating activities for the fiscal year ended April 30, 2022 was HK$79.9 million (US$10.2 million), which consists of our profit before tax of HK$225.0 million (US$28.7 million) as adjusted for non-cash
items and the effects of changes in operating assets and liabilities. Adjustments for non-cash
items included HK$132.0 million (US$16.8 million) of changes in fair value on financial assets measured at FVTPL, HK$5.8 million (US$0.7 million) of bank and other interest income, HK$8.9 million (US$1.1 million) of share-based payment, and HK$6.5 million (US$0.8 million) of depreciation and amortization. The principal items accounting for the changes in operating assets and liabilities were (i) HK$29.9 million (US$3.8 million) of decrease in account receivables primarily attributable to the increase in settlement of SpiderNet ecosystem solutions income, (ii) HK$23.5 million (US$3.0 million) of decrease in contract liabilities primarily attributable to the SpiderNet ecosystem solutions services rendered, (iii) HK$11.1 million (US$1.4 million) of increase in accruals and other payables primarily due to the increase in accrued expenses for listing, and (iv) tax payment of HK$41.5 million (US$5.3 million).
Net cash generated from operating activities for the fiscal year ended April 30, 2021 was HK$82.9 million, which consists of our profit before tax of HK$196.3 million as adjusted for non-cash
items and the effects of changes in operating assets and liabilities. Adjustments for non-cash
items included HK$70.3 million of changes in fair value on financial assets measured at FVTPL in connection with our digital investments business and digital media, content, and marketing business included in the corporate segment, HK$4.9 million of depreciation and amortization, and HK$0.9 million of share-based payment. The principal items accounting for the changes in operating assets and liabilities were (i) HK$58.3 million of increase in account receivables primarily attributable to the increase in SpiderNet ecosystem solutions income, (ii) HK$12.5 million of decrease in prepayments and other receivables primarily attributable to the decrease in prepayment, (iii) HK$18.0 million of decrease in other payables and accruals primarily attributable to the decrease in other payables, and (iv) HK$9.3 million of increase in contract liabilities primarily attributable to the receipts in advance of SpiderNet ecosystem solutions income.
Net cash generated from operating activities for the fiscal year ended April 30, 2020 was HK$213.8 million, which consists of our profit before tax of HK$182.0 million as adjusted for non-cash
items and the effects of

changes in operating assets and liabilities. Adjustments for non-cash
items included HK$43.6 million of changes in fair value on financial assets measured at FVTPL in connection with our digital investments business and HK$5.9 million of fair value change from derivative financial liabilities. The principal item accounting for the changes in operating assets and liabilities was HK$60.6 million of increase in contract liabilities primarily attributable to the receipts in advance of SpiderNet ecosystem solutions income.
Investing Activities
Net cash used in investing activities for the fiscal year ended April 30, 2022 was HK$383.0 million (US$48.8 million), which was mainly attributable to (i) HK$372.5 million (US$47.5 million) of net cash outflow from movement in amount due from AMTD Group in connection with intra-group treasury fund allocation, (ii) settlements from a movie income right investment of HK$20.9 million (US$2.7 million), (iii) HK$1.8 million (US$0.2 million) of acquisition of intangible assets, and (iv) consideration paid of HK$29.9 million (US$3.8 million) for the acquisition of a movie right investment.
Net cash from investing activities for the fiscal year ended April 30, 2021 was HK$128.2 million, which was attributable to (i) HK$77.8 million of collection of proceeds from disposal of investments and HK$50.6 million of payments for additions of financial assets at fair value through profit or loss, (ii) net cash inflow from acquisition of subsidiaries of HK$20.7 million, and (iii) HK$80.2 million net cash inflow of movement in amounts due from group companies in connection with intra-group treasury fund allocation.
Net cash used in investing activities for the fiscal year ended April 30, 2020 was HK$674.5 million, which was attributable to (i) HK$318.1 million of proceeds from disposal of financial assets at fair value through profit or loss, and (ii) HK$1,008.2 million of movement in amounts due from group companies in connection with intra-group treasury fund allocation.
Financing Activities
There was no cash from financing activities for the fiscal year ended April 30, 2022.
Net cash from financing activities for the fiscal year ended April 30, 2021 was HK$7.9 million, which was attributable to (i) HK$27.1 million through issuance of ordinary shares, and (ii) HK$19.2 million net cash outflow of movement in amounts due to group companies in connection with intra-group treasury fund allocation.
Net cash from financing activities for the fiscal year ended April 30, 2020 was HK$651.2 million, which was attributable to (i) HK$987.8 million through ordinary shares issuance and exercise of warrants, and (ii) HK$316.6 million of movement in amounts due to group companies in connection with intra-group treasury fund allocation.
Capital Expenditures
Our capital expenditures was nil for the fiscal year ended April 30, 2020, HK$0.2 million for the fiscal year ended April 30, 2021, and HK$1.8 million (US$0.2 million) for the fiscal year ended April 30, 2022. We will make capital expenditure to meet the expected growth of our business. We intend to fund our future capital expenditure with our existing cash and bank balances.
Our subsidiary, AMTD Digital Holdings Pte. Ltd., entered into a binding term sheet in December 2019 with Xiaomi, SP Group, and Funding Societies to establish a consortium in which we expect AMTD Digital Holdings Pte. Ltd. To be the largest shareholder. The consortium intended to pursue opportunities in Singapore through

Singa Bank, a digital wholesale banking platform to be established to provide comprehensive services to SME and corporate clients in Singapore, the launch of which is subject to obtaining a digital wholesale banking license from the MAS and other regulatory requirements.
In June 2020, we entered into a binding term sheet pursuant to which we expect to acquire 55% of CapBridge Financial Pte. Ltd.’s equity interest. We further updated our mutual understanding with CapBridge to establish a long-term strategic partnership alongside with AMTD IDEA Group for the three entities to focus on digitalization solutions connecting private markets with public capital markets opportunities and to update the overall transaction framework to include three separate phases of investment, subject to the negotiation of final terms and conditions as well as regulatory approvals.
We entered into several movie income right agreements with third party independent production houses, pursuant to which we are entitled to benefits generated from the distribution of certain film programs. Under the agreements, we are obligated to make further contributions in case of budget overrun of film programs and the amount of contribution is subject to the terms of the agreements.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Except for the warrants issued in December 2019 and fully exercised in March 2020, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of April 30, 2022.
Holding Company Structure
AMTD Digital Inc. is a holding company with no material operations of its own. We conduct our operations primarily through its subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

C.	Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended April 30, 2022 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates
We prepare our financial statements in accordance with IFRS issued by the IASB, which requires us to make judgments, estimates, and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.
The following descriptions of significant accounting judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Some of our significant accounting policies as disclosed in the consolidated financial statements require critical accounting estimates and judgments. We have identified and described the critical accounting estimates in the following section.
Fair value measurement of unquoted equity instruments
Fair value measurements are categorized into level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety. The type and level of judgment required is dependent on the amount of observable market-based data available to the Company. For instruments valued using valuation models and techniques that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.
In determining the estimate of fair value for an instrument within level 3, the management firstly determines the appropriate and reasonable valuation model and technique to use. Second, the lack of availability of market-based data requires management to assess relevant empirical data in deriving valuation inputs with significant judgments and assumption. Details of the significant unobservable inputs used in the level 3 valuation are presented in the consolidated financial statements.
Estimation of unobservable market inputs or other factors can affect the amount of gain or loss recorded in the reporting period and the amount of the position as at year end. The Company believes the estimates applied to be based on reasonable assumptions, but which are inherently uncertain. As a result, actual results may differ from the assumptions and judgments used to determine fair value of the financial instruments acquired. Changes in these estimates and assumptions and valuation model or techniques may have a material effect on our financial condition and results of operations. Details of the sensitivity of fair value of the level 3 instruments to the significant unobservable inputs are presented in the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Timothy Wai Cheung Tong	69	Chairman of the Board of Directors and Independent Director
Feridun Hamdullahpur	67	Independent Director
Nimil Rajnikant Parekh	59	Independent Director
Joanne Shoveller	61	Independent Director
Frederic Lau	70	Director and President
Mark Chi Hang Lo	44	Director and Chief Executive Officer
Xavier Ho Sum Zee	48	Chief Financial Officer

Dr.
 Timothy Wai Cheung Tong
was appointed as chairman of the board of directors and an independent director of AMTD Digital Inc. in February 2021 and February 2020, respectively. Dr. Tong has also been an independent director of AMTD IDEA Group (NYSE: AMTD; SGX: HKB) since February 2022. As the chief executive officer of AMTD Charity Foundation, Dr. Tong has been instrumental in establishing various collaborative initiatives with academic institutions to enhance talent preparation. For example, the formation of the AMTD FinTech Centre of PolyU Faculty of Business has spawned the first doctor al degree in FinTech in Asia. Dr. Tong served as president of The Hong Kong Polytechnic University from January 2009 to December 2018 and as dean of the school of engineering and applied science at the George Washington University from August 2000 to July 2008. For community engagement, Dr. Tong serves as chairman of the Hong Kong Laureate Forum, which is an organization formed by distinguished personalities and academics in Hong Kong. The mission is to connect the current and next generation of leaders in scientific pursuit and to promote the interest of science and technology to the young generation and arouse their interest in scientific research. Dr. Tong is former chairman of the steering committee of the Pilot Green Transport Fund of the Environmental Protection Department, a fellow of the American Society of Mechanical Engineers, and a fellow and former president of the Hong Kong Academy of Engineering Sciences. Currently, Dr. Tong serves as an independent non-executive director of Airstar Bank, an independent non-executive director of Xiaomi Corporation (SEHK: 1810); an independent non-executive director of Gold Peak Industries (Holdings) Limited (SEHK: 40); a non-executive director of Freetech Road Recycling Technology (Holdings) Limited (SEHK: 6888); and an independent non-executive director of Gold Peak Industries Limited (SGX: G20). Dr. Tong has been a member of the National Committee of the Chinese People’s Political Consultative Conference since March 2013 and a Justice of the Peace in Hong Kong since July 2010. Dr. Tong received a Ph.D. and a master of science in engineering from the University of California at Berkeley in December 1980 and June 1978, respectively, and a bachelor of science in mechanical engineering from Oregon State University in June 1976.
Dr. Feridun
Hamdullahpur
is our independent director. Dr. Hamdullahpur has served as an independent director of our Controlling Shareholder since January 2019, Dr. Hamdullahpur is also the chairman and independent director of AMTD IDEA Group and currently serves as the Chancellor of International Business University. Dr. Hamdullahpur served as the sixth president and vice-chancellor of the University of Waterloo from 2010 to 2021. Prior to that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He has served as chair of the Waterloo Global Science Initiative since 2016. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014. Dr. Hamdullahpur was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. Dr. Hamdullahpur graduated from the Technical University of Nova Scotia with a bachelor’s degree in mechanical engineering in 1976 and a master’s degree in mechanical engineering from Technical University of Istanbul in 1979. Dr. Hamdullahpur received his Ph.D. in chemical engineer from the Technical University of Nova Scotia in 1985.
Nimil Rajnikant
Parekh
is our independent director and has more than 30 years of global experience in the financial services industry. Mr. Parekh was appointed as our independent director in July 2020. Mr. Parekh has been a partner and head of Asia, Australia and New Zealand at Tikehau Capital (EPA: TKO) since July 2020. Prior to joining Tikehau Capital, Mr. Parekh served as general manager of Asia at National Australia Bank (ASX: NAB) from 2013 to 2020 where he was responsible for the overall business, regulatory, and governance matters for the bank’s Asian business. From 2013 to 2020, Mr. Parekh served as a director of Nautilus Insurance and National Australia Bank, Singapore. Mr. Parekh is currently the chairman of the international advisory committee for the Australian Institute of Company Directors, Singapore, member of the governing council of the Singapore Institute of Directors, and advisory committee member of James Cook University, Singapore. He served as a member of the governing council of Association of Banks in Singapore from 2015 to 2019 and vice 192 chairman of Singapore Indian Chamber of Commerce and Industry (SICCI) from 2015 to 2018. Mr. Parekh received a bachelor’s degree in commerce with honors in June 1984 and a master’s degree in commerce in June

1986 from the University of Delhi. In June 1988, he also obtained a master’s degree in business administration from Northeastern University.
Joanne Shoveller
is our independent director. Ms. Shoveller has been the president and vice chancellor of International Business University since January 2022, Ms. Shoveller served previously as vice president of advancement at the University of Waterloo from 2017 to 2021. Prior to that, Ms. Shoveller held progressive roles in part-time and continuing education, university advancement and the Ivey Business School at Western University. In 1997 she was assigned to Hong Kong as part of the small team that founded Ivey’s Asian campus, executive MBA, research, case-writing and fundraising programs. In 2001 Ms. Shoveller influenced the successful closure of the Ivey Campaign then assumed leadership of the Ivey MBA program until 2004, diversifying and strengthening its student cohort and steering curriculum development. Ms. Shoveller led the advancement teams at the University of Guelph from 2004 to 2012 and INSEAD Business School in France from 2012 to 2016, building alumni, donor and corporate relations, multiplying charitable giving, contributing to strategic direction and launching two capital campaigns. Ms. Shoveller is a volunteer with organizations based in North America, Europe, Asia, Australia and Africa, from which she brings a rich international perspective to her work, along with unique insights into the student, faculty, employer and alumni experience. Ms. Shoveller holds a Bachelor of Art from Wilfrid Laurier University and MBA from Ivey Business School, Western University.
Dr. Frederic Lau
is our director and president. Dr. Lau has over 30 years of experience in regulating and managing financial institutions, especially in areas such as industry development, regulatory framework, risk management, and internal control. Dr. Lau is also the vice chairman of our Controlling Shareholder. Dr. Lau is the director of the Airstar Bank since July 2018, and served as the founding chief executive since the banking license was granted in May 2019 to October 2020. Dr. Lau served in Hong Kong and U.S. regulatory agencies for years, including the Hong Kong Monetary Authority and the Office of Thrift Supervision (subsequently merged with the Office of the Comptroller of the Currency, OCC) of the U.S. Treasury Department. Dr. Lau was an executive director and group risk director at Dah Sing Banking Group, and a member of the board of directors of Dah Sing Bank from 2005 to 2011. Dr. Lau was also a member of board of directors of Shenzhen Development Bank (subsequently renamed as Ping An Bank) from 2011 to 2014. He was a managing director of Promontory Financial Group from 2011 to 2014. Dr. Lau received a Ph.D. in business management from University of South Australia in 2004.
Mark Chi Hang Lo
is our director and chief executive officer and has over 19 years of experience in global financial markets including investing, researching and trading capital markets in Asian and global markets. Mr. Lo was appointed as our director in January 2021. Mr. Lo joined AMTD Group in December 2015 and is the Group Vice President of our Controlling Shareholder. Prior to joining the AMTD Group, from December 2010 to December 2015 Mr. Lo served as vice president of PineBridge Investments emerging markets fixed income group, a global asset manager with offerings that span the asset class and capital structure spectrum. Prior to joining PineBridge Investments, Mr. Lo served as a vice president of RBS Coutts and associate director of OSK Securities and BNP Paribas. Mr. Lo obtained a bachelor degree of arts in economics with first class honors from the University of Calgary in 2001 and a master’s degree of arts in economics from the University of British Columbia in 2002.
Xavier Ho Sum Zee
is our chief financial officer. Mr. Zee is also the chief financial officer of AMTD IDEA Group. Mr. Zee was admitted to the partnership of PricewaterhouseCoopers in 2008, and has over 24 years of professional experience in providing assurance, business advisory, and capital market services to companies, especially in the financial service industry. Mr. Zee obtained his bachelor’s degree in business administration with first class honors in The Chinese University of Hong Kong in 1996. Mr. Zee is currently a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants, and is a Chartered Global Management Accountant.

B.	Compensation
For the fiscal year ended April 30, 2022, we incurred an aggregate of HK$7.2 million (US$0.9 million) in cash and benefits to our directors and executive officers.
We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Under the Central Provident Fund Act (Chapter 36 of Singapore), our Singapore subsidiaries are required, among others, to make contributions, as employers, to the Central Provident Fund for our executive officers who are employed by our Singapore subsidiaries and are Singapore citizens or Singapore permanent residents. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or Singapore permanent resident. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary subject to a cap of HK$1,500 per month per employee.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we are entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. In connection with the employment agreement, each senior executive officer has entered into an intellectual property ownership and confidentiality agreement and agree to hold all information, know-how
and records in any way connected with the products of our company, including, without limitation, all software and computer formulas, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each executive officer agrees that we shall own all the intellectual property developed by such officer during his or her employment.
None of our directors has entered, or proposes to enter, into service agreements with us which provide for benefits upon termination of employment.
We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.
Stock Incentive Plan
In May 2021, our board of directors approved the AMTD SpiderNet Share Incentive Plan, which we refer to as the Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the Plan is initially 6,500,000 and on January 1 of each year after the effective date of the Plan, will (i) automatically increase to the number of shares that is equal to ten percent (10%) of the total issued and outstanding share capital of our company as of December 31 of the preceding year, and (ii) also automatically increase by the number of shares representing 1.0% of the total issued and outstanding share capital of our company as of December 31 of the preceding year, or such less number as our board of directors shall determine. As of the date of this annual report, no awards have been granted under the Plan.
The following paragraphs summarize the principal terms of the Plan.
Type of Awards.
The Plan permits the awards of options, restricted share units, restricted shares, or other types of award approved by the plan administrator.

Plan Administration.
Our board of directors or a committee appointed by the board of directors will administer the Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.
Award Agreement.
Awards granted under the Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility.
We may grant awards to our directors, employees and consultants.
Vesting Schedule.
In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Options.
The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.
Transfer Restrictions.
Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and Amendment of the Plan.
Unless terminated earlier, the Plan has a term of ten years from the date of effectiveness of the Plan. Our board of directors has the authority to terminate, amend, suspend or modify the Plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the Plan.

C.	Board Practices
Board of Directors
Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.
We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee.
Dr. Feridun Hamdullahpur is the chairperson and sole member of our audit committee. Dr. Hamdullahpur satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule
10A-3
under the Exchange Act. We have determined that Dr. Hamdullahpur qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.
Compensation Committee.
Dr. Timothy Wai Cheung Tong is the chairperson and sole member of our compensation committee. Dr. Tong satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.
Nominating and Corporate Governance Committee.
Dr. Timothy Wai Cheung Tong is the chairperson and sole member of our nominating and corporate governance committee. Dr. Tong satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•
selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Business and Strategy Committee.
Our business and strategy committee consists of Dr. Feridun Hamdullahpur and Mr. Nimil Rajnikant Parekh, and is chaired by Dr. Hamdullahpur. The primary objective of the business and strategy committee is to assist the board in discharging its duties by: (i) periodically reviewing and making recommendations on the medium and long-term strategies and strategic plans of our company and our subsidiaries, (ii) periodically meeting with our management to monitor our progress against our strategic goals, (iii) ensuring that the board is regularly apprised of our progress with respect to the implementation of any approved strategy, and (iv) carrying out any other duties at the instructions of the board, within the limits of applicable laws and regulations.
Cybersecurity and Operational Risk Management
As cybersecurity and operational risks are material to our business, all of our board members are involved in the oversight of our cybersecurity and operational risk management function. The board is responsible for reviewing major issues related to our cybersecurity and operations risks and any steps adopted in light of material deficiencies, if any. Our board receives periodic reporting from our president and chief executive officer on cybersecurity and operational incidents, and ad hoc board meetings are held to discuss major incidents. Cybersecurity and operational risks are also topics that are discussed at each board meeting. In forming the board, we have ensured that the board has a sufficient number of members that are experts in cybersecurity and operational risks. Our director and president, Dr. Frederic Lau, has over 30 years of experience in regulating and managing financial institutions, including serving as group risk director for Dah Sing Banking Group between 2005 to 2011. Dr. Lau has played an instrumental role in establishing Airstar Bank, and one of his key tasks was to ensure that the bank’s cybersecurity and operational risks are well managed. See “Management—Directors and Executive Officers” for a detailed biography of Dr. Lau.
Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.	Employees
We had 20, 51 and 50 employees as of April 30, 2020, 2021, and 2022, respectively. All of our employees were located in Hong Kong and Singapore.
The following tables sets forth the number of our employees by function as of April 30, 2022.

Function	Number of Employees	Percentage
Senior management	4	8%
Frontline staff	35	70%
Supporting staff	11	22%

Total	50	100%

Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses, comprehensive training and development programs and other fringe benefits and incentives. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. None of our employees are represented by labor unions, and no collective bargaining agreement has been put in place.
As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance, or MPF Scheme, for all employees in Hong Kong. The contributions to the MPF Scheme are based on a minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income up to a maximum of HK$1,500 per employee per month. The assets of this pension scheme are held separately from those of our group in independently administered funds. Other than the contributions, we have no further obligation for the payment of retirement and other post-retirement benefits of our employees in Hong Kong. Under the Central Provident Fund Act (Chapter 36 of Singapore), our Singapore subsidiaries are required, among others, to make contributions, as employers, to the Central Provident Fund for our executive officers who are employed by our Singapore subsidiaries and are Singapore citizens or Singapore permanent residents. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or Singapore permanent resident.
We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete
agreements with our senior management in accordance with market practice.

E.	Share Ownership
For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Incentive Plan.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The ordinary shares of AMTD Digital Inc. consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares are entitled to twenty votes per share, while holders of Class A ordinary shares are entitled to one vote per share. The calculations in the shareholder table below are based on 74,978,142 ordinary shares issued and outstanding as of the date of this annual report, comprising of (i) 9,328,142 Class A ordinary shares, and (ii) 65,650,000 Class B ordinary shares.

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers:**
Timothy Wai Cheung Tong	—	—	—	—
Feridun Hamdullahpur (1)	—	—	—	—
Nimil Rajnikant Parekh (1)	—	*	*	*
Joanne Shoveller (1)	—	—	—	—
Frederic Lau	—	—	—	—
Mark Chi Hang Lo	—	—	—	—
Xavier Ho Sum Zee	—	—	—	—
All directors and executive officers as a group	—	28,565	0.0	0.8
Principal Shareholder:
AMTD IDEA Group (2)		65,650,000	87.6	99.3

Notes:
*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus
**	Except as indicated otherwise below, the business address of our directors and executive officers is 25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong.
†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

††
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one
basis.

(1)
The business address of Nimil Rajnikant Parekh is 138 Cecil Street,
#13-02
Cecil Court, Singapore 069538. The business address of Dr. Feridun Hamdullahpur is University of Waterloo, 200 University Avenue, West Waterloo, Ontario, Canada N2L3G1. The business address of Joanne Shoveller is 9/F, 8O Bloor W, Toronto, ON M5S 2V1.

(2)
Represents 65,650,000 Class B ordinary shares held by AMTD IDEA Group, a Cayman Islands company whose registered address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman,
KY1-1111,
Cayman Islands. On February 23, 2022, 41,448,000 Class A ordinary shares held by AMTD IDEA Group were returned and canceled, and we issued the same number of Class B ordinary shares to AMTD IDEA Group. The board of directors of AMTD IDEA Group consists of Dr. Feridun Hamdullahpur, Dr. Timothy Tong, Dr. Annie Koh, Marcellus Wong, and Raymond Yung. AMTD IDEA Group is dual-listed on the NYSE and SGX, and is 50.6% owned by AMTD Group Company Limited, whose registered address is at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Infinity Power Investments Limited, which is wholly-owned by Dr. Calvin Choi, holds 32.5% of the issued and outstanding shares of AMTD Group Company Limited and is its largest shareholder. The registered address of Infinity Power Investments Limited is at the offices of

Vistra Corporate Services Center, Wickham Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The board of directors of AMTD Group Company Limited consists of Dr. Calvin Choi, Marcellus Wong, Yu Gao, and Dr. Feridun Hamdullahpur.
As of the date of this annual report, our Controlling Shareholder and certain other affiliates beneficially own all of our issued and outstanding Class B ordinary shares and our Controlling Shareholder beneficially owned 44.3% of our outstanding ordinary shares, representing 87.6% of our total voting power.
We are indirectly controlled by our Controlling Shareholder as a result its beneficial ownership of our ordinary shares and voting power.
To our knowledge and based on our review of our register of shareholders as of the date of this annual report, 7,360,000 Class A ordinary shares are held of record by one holder that resides in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions
Employment Agreements and Indemnification Agreements
See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements and Indemnification Agreements.”
Agreements with Our Controlling Shareholder
See “Item 4. Information on the Company—A. History and Development of the Company.”
Transactions with Our Controlling Shareholder
Our Controlling Shareholder recharged premises costs, office utilities and office renovation, staff cost, and certain other operating expenses to us. For the fiscal year ended April 30, 2020, 2021, and 2022, the total amount of recharge from our Controlling Shareholder for the aforementioned costs and expenses was HK$7.9 million, HK$6.2 million, and HK$7.1 million (US$0.9 million), respectively.
We provided our Controlling Shareholder with insurance brokerage services. For the fiscal year ended April 30, 2020, 2021, and 2022, the total amount of insurance brokerage commissions that we charged our Controlling Shareholder was HK$454 thousand, HK$477.0 thousand, and HK$84.0 thousand (US$10.7 thousand), respectively.
In October 2020, we entered into an agreement with our Controlling Shareholder, pursuant to which we agree to provide SpiderNet ecosystem solutions services to support the management of its 10% investee company, Airstar Bank, for a fixed annual service fee of HK$12.8 million. In addition to the fixed annual service fee, we are entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from Airstar Bank, including but not limited to cash or share dividends, regardless of whether on a regular or one-off
basis. We are also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of Airstar Bank. However, we are not liable for any loss arising from the disposal of any shares of Airstar Bank by our Controlling Shareholder. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement. For the fiscal year ended April 30, 2021, and 2022, the total amount of SpiderNet ecosystem solutions services income that we charged our Controlling Shareholder was HK$7.5 million and HK$12.8 million (US$1.6 million), respectively.

Other Transactions with Related Parties and
Non-controlling
Shareholders
Treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. As of April 30, 2020, the amount due to group companies in connection with intra-group treasury fund allocation was HK$2,226.8 million and the amount due from group companies in connection with intra-group treasury fund allocation was HK$3,116.6 million. As of April 30, 2021, and 2022, the amount due from group companies in connection with intra-group treasury fund allocation was HK$2,138.7 million, and HK$2,522.7 million (US$321.5 million), respectively.
We provide our fellow subsidiary with insurance brokerage services. For the fiscal year ended April 30, 2020, 2021, and 2022, the total amount of insurance brokerage commission that we charged our fellow subsidiary was HK$110.0 thousand, HK$87.0 thousand, and HK$573.0 million (US$73.0 million), respectively.
We provide our
non-controlling
shareholders and a related company SpiderNet ecosystem solutions services. For the fiscal year ended April 30, 2020, the total amount of service fees that we charged our non-controlling
shareholders was HK$19.0 million. For the fiscal year ended April 30, 2021, the total amounts of service fees that we charged our non-controlling
shareholders and a related company were HK$38.8 million (US$5.0 million) and HK$5.0 million (US$0.6 million), respectively. For the fiscal year ended April 30, 2022, the total amount of service fees that we charged our non-controlling
shareholder and a former related company was HK$12.1 million (US$1.5 million) and HK$13.3 million (US$1.7 million), respectively.

C.	Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are not and have not been, and none of our subsidiaries or joint ventures is or has been, a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.
Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.”
Dividend Policy
We have not declared or paid dividends in the past given the early development stage of our businesses. We intend to distribute dividends in the future, but we do not have a fixed dividend policy and the amount, timing, and whether or not we actually distribute dividends at all is at the discretion of our board of directors.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under the Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.
If we pay any dividends on our ordinary shares, we will pay those dividends that are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details
The ADSs have been listed on NYSE since July 15, 2022. The ADSs trade under the ticker symbol “HKD.” Each ADS represents 0.4 Class A ordinary shares, par value US$0.0001 per share.

B.	Plan of Distribution
Not applicable.

C.	Markets
The ADSs have been listed on NYSE since July 15, 2022. The ADSs trade under the ticker symbol “HKD.” Every five ADSs represent two of our Class A ordinary shares, par value US$0.0001 per share.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The following are summaries of material provisions of our currently effective memorandum and articles of association and the Companies Act of the Cayman Islands (as revised) insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Pursuant to Article 2 of our memorandum and articles of association, our registered office is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman,
KY1-1111,
Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine. The objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.
Directors
See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
Ordinary Shares
General
. Our share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class B ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at our general meetings, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.
Conversion.
Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than our founder, Dr. Calvin Choi, or any other person or entity designated by Dr. Choi, each of such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary share.
Dividends.
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our currently effective memorandum and articles of association provide that, subject to any rights and restrictions attached to any shares, our directors may from to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of our funds lawfully available therefor.
Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights.
Our ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise agreed in our currently effective memorandum and articles of association. On a poll, each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. On a show of hands, each holder of Class A ordinary shares or Class B ordinary shares has one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the total number of votes attaching to all issued and outstanding ordinary shares which are present in person or by proxy entitled to vote at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.
General Meetings of Shareholders.
As a Cayman Islands exempted company, we are not obliged by the Companies Act of the Cayman Islands to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third
of all votes attaching to all of our shares in issue and entitled to vote.
The Companies Act of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together holds shares which carry in aggregate not less than one-third
of the total number of votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Election, Removal and Remuneration of Directors.
Unless otherwise determined by our company in general meeting, our currently effective memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.
The directors have the power to appoint any person as a director either to fill a vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by ordinary resolution. A director shall not be required to hold any shares in our company by way of qualification.
A director may be removed with or without cause by ordinary resolution.
The remuneration of the directors may be determined by the directors or by ordinary resolution of shareholders.
Transfer of Ordinary Shares.
Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Liquidation.
On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares.
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Repurchase and Surrender of Shares.
Our company may repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act of the Cayman Islands, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act of the Cayman Islands no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.
If at any time, our share capital is divided into different classes or series of shares, the rights attached to any such class or series of shares may, subject to any rights or restrictions for the time being attached to any class or series, only be materially and adversely varied with the consent in writing of the holders of all of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights will not, subject to any rights or restrictions for the time being attached to the shares of that class or series, be deemed to be materially and adversely varied by the creation, allotment, or issue of further shares ranking pari passu
with or subsequent to them or the redemption or purchase of any shares of any class or series by us. The rights of the holders of shares will not be deemed to be materially and adversely varied by the creation or issue of class or series of shares with preferred or other rights including, without limitation, the creation of class or series of shares with enhanced or weighted voting rights.

Issuance of Additional Shares.
Our currently effective memorandum and articles of association authorizes our board of directors to allot and issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our currently effective memorandum and articles of association also authorizes our board of directors to create from time to time one or more classes or series of shares and to determine, with respect to any class or series of shares, the terms and rights of that class or series, including:

•	the designation of the class or series;

•	the number of shares of the class or series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.
Our board of directors may also
re-designate
and
re-classify
shares of any classes or series into any number of existing or new classes or series of shares (including classes or series of preferred shares).
Our board of directors may therefore create and issue new class or series of preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records.
Holders of our ordinary shares will have no general right under Cayman Islands law to inspect our corporate records other than the memorandum and articles of association and any special resolutions passed by our company, and the register of mortgages and charges of our company. However, we will provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions.
Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to create and issue new classes or series of share (including preferred shares) and to designate the price, rights, preferences, privileges, and restrictions of such classes or series of shares without any further vote or action by our shareholders;

•
authorize our board of directors to
re-designate
and
re-classify
shares of any classes or series into any number of existing or new classes or series of shares (including classes or series of preferred shares);

•
authorize our board of directors to create and issue any new class or series of shares with such preferred or other rights, all or any of which may be greater than the rights of ordinary shares, at such time and on such terms as they may think appropriate; and

•
limit the ability of shareholders to requisition and convene general meetings of shareholders by requiring requisitioning shareholders to hold as of the date of deposit of the requisition shares that carry in aggregate not less than one-third
of all votes attaching to all issued and outstanding shares of our company that as of the date of the deposit carry the right to vote at general meetings of our company.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company.
We are incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.	Material Contracts
Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls
There are currently no foreign exchange control restrictions in Hong Kong or similar laws, decrees, regulatory or other requirements that may affect the following:

(a)	The ability to transfer funds by or to the Company in the form of repatriation of capital and remittance of profits;

(b)	The availability of cash and cash equivalents for use by the Company; and
The remittance of dividends, interest or other payments to holders of the Company’s securities.

E.	Taxation
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation
The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the ADSs, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt
entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the ADSs. Under the current laws of Hong Kong:

•	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.

•
Revenue gains from the sale of ADSs by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•	Gains arising from the sale of ADSs, where the purchases and sales of ADSs are effected outside of Hong Kong such as, for example, on the NYSE, should not be subject to Hong Kong profits tax.
According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the ADSs would not be subject to any Hong Kong tax.
No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.
Singapore Taxation
Individual Income Tax
Individual taxpayers who are Singapore tax residents are subject to tax on income accrued or derived from Singapore. All foreign-sourced income (except for income received through a partnership in Singapore) received on or after January 1, 2004 in Singapore by tax resident individuals will be exempt from tax. Certain Singapore- 223 sourced investment income (such as interest from debt securities) derived by tax resident individuals on or after January 1, 2004 from certain financial instruments (other than income derived through a partnership in Singapore or from the carrying on of a trade, business or profession) will be exempt from tax.
A Singapore tax resident individual is taxed at progressive rates ranging from 0% to a maximum rate of 22.0% after deduction of qualifying personal reliefs where applicable, with effect from the year of assessment 2017.
Non-resident
individuals, subject to certain exceptions, are generally subject to income tax on income accrued in or derived from Singapore at a flat rate of 22.0%, with effect from year of assessment 2017 except that Singapore employment income is taxed at 15.0% or at the progressive resident rates, whichever yields a higher tax. However, Singapore does not tax capital gains. A non-resident
individual (other than a director) exercising a short-term employment in Singapore for not more than 60 days may be exempt from tax in Singapore.
An individual is regarded as a tax resident in Singapore if in the calendar year preceding the year of assessment, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he ordinarily resides in Singapore except for such temporary absences therefrom as may be reasonable and not inconsistent with a claim by such person to be resident in Singapore.
Corporate Income Tax
A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

•	income accrued in or derived from Singapore; and

•	foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign income in the form of branch profits, dividends and service fee income, or specified foreign income, received or deemed received in Singapore by a Singapore tax resident corporate taxpayer on or after June 1, 2003 are exempted from Singapore tax subject to meeting the qualifying conditions.
A
non-Singapore
tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.
A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. In general, control and management of the company is vested in its board of directors and therefore if the board of directors meets and conducts the company’s business in Singapore, the company will be regarded as tax resident in Singapore.
The corporate tax rate in Singapore is 17.0% with effect from the Year of Assessment 2010 after allowing partial tax exemption on the first S$300,000 of a company’s chargeable income as follows:

•	75.0% of up to the first S$10,000 of a company’s chargeable income (excluding Singapore franked dividends); and

•	50.0% of up to the next S$290,000 of a company’s chargeable income (excluding Singapore franked dividends).
It was announced in the 2018 Budget that with effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000) of the normal chargeable income – 75.0% of the first S$10,000 and 50.0% of the next S$190,000.
Further, new
start-up
companies will, subject to certain conditions, be eligible for full tax exemption on their normal chargeable income (other than Singapore dividends) of up to S$100,000 and 50.0% tax exemption 224 on up to the next S$200,000 of normal chargeable income in each of the company’s first three consecutive years of assessment. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate. It has been announced in the 2018 Budget that with effect from the year of assessment 2020, the tax exemption scheme for new start-up
companies will be limited to the first S$200,000 (instead of S$300,000) of the normal chargeable income. The tax exemption on the first S$100,000 will also be reduced from 100.0% to 75.0%.
Dividend Distributions
Dividends received in respect of the Class A Shares by either Singapore tax resident or non-Singapore
tax resident taxpayers are not subject to Singapore withholding tax, even if paid to non-Singapore
resident shareholders.
Currently, (subject to certain transitional rules), Singapore has adopted the
“One-Tier”
Corporate Tax System. Under this
one-tier
system, the tax collected from corporate profits is the final tax and our company can pay tax exempt
(1-tier)
dividends which are tax exempt in the hands of the shareholder, regardless of the tax residence status or the legal form of the shareholder.
Capital Gains Tax
Singapore does not impose a tax on capital gains. However, there are no specific laws or regulations which deal with the characterization of capital gains, and hence, gains may be construed to be of an income nature and therefore be subject to tax if they arise from activities which the IRAS regards as the carrying on of a trade or business in Singapore. Any profits from the disposal of the Class A Shares are not taxable in Singapore unless the seller is regarded as having derived gains of an income nature in Singapore, in which case, the disposal profits would be taxable as trading income.

Bonus Shares
Under current Singapore tax law and practice, a capitalization of profits followed by the issue of new shares, credited as fully paid, pro rata to shareholders, or bonus issue, does not represent a distribution of dividends by a company to its shareholders. Therefore, a Singapore resident shareholder receiving shares by way of a bonus issue should not have a liability to Singapore tax.
When a dividend is to be satisfied wholly or in part in the form of an allotment of ordinary shares credited as fully paid, the dividend declared will be treated as income to its shareholders. Similarly, when shareholders are given the right to elect to receive an allotment of ordinary shares credited as fully paid in lieu of cash, the dividend declared will be treated as exempt
(one-tier)
dividend income and will not be subject to Singapore tax.
Stamp Duty
There is no stamp duty payable on the subscription, allotment or holding of our Class A Shares.
Stamp duty is payable on the instrument of transfer of our Class A Shares at the rate of 0.2% of the consideration paid or market value of our shares, whichever is higher.
The purchaser is liable for stamp duty, unless there is an agreement to the contrary. No stamp duty is payable if no instrument of transfer is executed (such as in the case of scripless shares, the transfer of which does not require instruments of transfer to be executed) or if the instrument of transfer is executed outside Singapore. However, stamp duty may be payable if the instrument of transfer which is executed outside Singapore is subsequently received in Singapore.
Goods and Services Tax (“GST”)
GST in Singapore is a consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 7.0%.
Estate Duty
With effect from February 15, 2008, Singapore estate duty has been abolished.
Individuals, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore tax and estate duty consequences of their ownership of the Class A Shares.
Shareholders, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore tax consequences of their acquisition, ownership and/or disposal of our Shares.
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, or alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding, or any state, local, and
non-U.S.
tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	individual retirement accounts or other tax-deferred accounts;

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of the ADSs or ordinary shares (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.
Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local,
non-U.S.,
and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.
The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.
Passive Foreign Investment Company Considerations
A
non-U.S.
corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Based upon our current and projected income and assets and our market capitalization, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive,
which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of our initial public offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering in July 2022. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”
Dividends
Any cash distributions paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.
Individuals and other
non-corporate
U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Provided that this listing is approved, we believe that the ADSs should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are 228 not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.
For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year.
Non-corporate
U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.
Passive Foreign Investment Company Rules
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market
election (as described below), the U.S. Holder will

generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a
“pre-PFIC
year”), will be taxable as ordinary income; and

•
the amount allocated to each prior taxable year, other than a pre-PFIC
year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market
election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark- 229 to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election.
The
mark-to-market
election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. The ADSs, but not our ordinary shares, will be treated as marketable stock.
Because a
mark-to-market
election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

K.	Dividends and Paying Agents
Not applicable.

L.	Statement by Experts
Not applicable.

M.	Documents on Display
We have filed with SEC a registration statement on Form
F-1
(File
No. 333-256322),
including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed a registration statement on Form
F-6
(Registration
No. 333-256847)
with the SEC to register the ADSs.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form
20-F,
and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at
https://www.sec.gov
.
As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

N.	Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Foreign exchange risk
Most of our revenue and expenses are denominated in Hong Kong dollars or U.S. dollars. Certain of our transactions are denominated in foreign currencies and therefore we are exposed to foreign currency risk. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollars and Hong Kong dollars or between Singapore dollars and Hong Kong dollars because the value of our business is mainly denominated in Hong Kong dollars, while the ADSs will be traded in U.S. dollars.
In addition, foreign exchange risk also arises from the possibility that fluctuations in foreign exchange rates can impact the value of financial instruments. We are exposed to minimal foreign exchange risk since Hong Kong dollars are pegged against U.S. dollars. The impact of foreign exchange fluctuations in our earnings is included in foreign exchange differences, net in the consolidated statements of cash flows.
To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollars against U.S. dollars would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of U.S. dollars against Hong Kong dollars would reduce the U.S. dollar amounts available to us.

Equity price risk
We are exposed to equity price risk through our investments in equity securities measured at FVTPL. We invested in certain unquoted equity securities for investees operating in digital and technology industry sectors for long term strategic purposes which had been measured as FVTPL. We have appointed a special team to monitor the price risk and will consider hedging the risk exposure should the need arise.
Interest rate risk
Our exposure to interest rate risk primarily relates variable-rate cash held on behalf of customers and bank balances. Our exposure to interest rate risk is limited because the current market interest rates on bank deposits are relatively low and stable.
Credit risk
Our credit risk exposures are primarily attributable to accounts receivable, other receivables, bank balances, cash held on behalf of customers, and amount due from AMTD Group. We do not hold any collateral or other credit enhancements to cover our credit risks associated with our financial assets.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities
Not applicable.

B.	Warrants and Rights
Not applicable.

C.	Other Securities
Not applicable.

D.	American Depositary Shares
Fees and Charges ADS Holders May Have to Pay
The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Each ADS represents 0.4 Class A ordinary shares (or a right to receive 0.4 Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Persons depositing or withdrawing shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and, (iii) our reimbursable expenses related to the program are not known at this time.
In the year ended April 30, 2022, we did not receive any payments from the depositary for its ADR program.
PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Material Modifications to the Rights of Security Holders
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
Use of Proceeds
The following “Use of Proceeds” information relates to the registration statement on Form
F-1
(File Number:
333-256322)
relating to our initial public offering of 16,000,000 ADSs representing 6,400,000 Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us 2,400,000 additional ADSs representing 960,000 Class A ordinary shares, at an initial offering price of US$7.80 per ADS. The registration statement was declared effective by the SEC on July 14, 2022. AMTD Global Markets Limited was the representative of the underwriters.
We raised US$130.4 million in net proceeds from our initial public offering, after deducting underwriting discounts and commissions and the offering expenses payable by us, including the net proceeds that we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. The total expenses incurred for our company’s account in connection with our initial public offering was US$13.7 million, which included US$10.0 million in underwriting discounts and commissions for the initial public offering and US$3.7 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
We have not used any proceeds from our initial public offering. There is no material change in the use of proceeds as described in our registration statement on Form
F-1.
We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form
F-1,
to fulfill the capital requirements for future license applications, acquisitions, IT infrastructure, and human resources, support our business expansion and growth, and use the remainder for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rule
13a-15(b)
under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules
13a-15(e)
and
15d-15(e)
of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of April 30, 2022, our disclosure controls and procedures were effective.
Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.
Management’s Annual Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Attestation Report of the Registered Public Accounting Firm
See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Internal Control Over Financial Reporting
Prior to our listing on the NYSE in July 2022, we have been a private company with limited accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for each of the fiscal years ended April 30, 2020, 2021 and 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of April 30, 2022. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
The material weakness identified is relating to lack of internal audit function to monitor, evaluate and communicate internal control deficiencies.
To remediate our identified material weaknesses, we are adopting measures to improve our internal control over financial reporting by establishing an internal audit department with sufficient resources and experienced personnel to design, review and monitor internal control over financial reporting. We have hired certain personnel and are in progress of further hiring sufficient and experienced personnel for the internal audit department.
However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have identified a material weakness in our internal control over financial reporting, and if we fail implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”
As a company with less than US$1.07 billion in revenue, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
Except for the measures to improve our internal control over financial reporting as described in this annual report, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.	CODE OF ETHICS
Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business with us, such as consultants, suppliers and collaborators, to also adhere to the principles outlined in the code of ethics. Certain provisions of the code of ethics apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us.
We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form
F-1
(No.
333-256322)
in connection with our initial public offering in July 2022, which was incorporated by reference thereto in this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated. We did not pay or accrue for payment any other fees to our principal accountant during the periods except as indicated below.

	For the Year ended April 30,
	2021	2022
	HK$	HK$	US$
	(in thousands)
Audit Fees (1)	5,285	6,748	860
Tax Fees (2)	28	28	4

(1)
“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of interim condensed consolidated financial statements, including the audit fees relating to our initial public offering in 2022.

(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal external auditors for tax compliance.
All audit and permitted
non-audit
services provided by our principal accountant, including audit services, audit-related services, tax services, and other services as described above, must be and have been approved in advance by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
As a Cayman Islands company to be listed on the NYSE, we are subject to the NYSE listing standards. The NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from the NYSE listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE.”

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of AMTD Digital Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

2.3	AMTD SpiderNet Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

2.4*	Description of Securities

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

Exhibit Number	Document

4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated June 20, 2019(incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.6	Engagement Letter between the Registrant and its controlling shareholder dated October 1, 2020 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.7	Share Purchase Agreement between the Registrant and Value Partners Hong Kong Limited acting as the Investment Manager and on behalf of Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.8	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated December 19, 2019 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.9	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated January 31, 2020 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.10	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated January 31, 2020 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.11	Share Purchase Agreement among the Registrant, Mr. Calvin Choi, and Poly Platinum Enterprises Limited dated March 5, 2020 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.12	Share Purchase Agreement between the Registrant and Chestnut Business Limited dated April 9, 2020 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.13	Share Purchase Agreement among the Registrant, PolicyPal Pte. Ltd., Valenzia Wen Yin Yap, and the Selling Shareholders named therein dated June 11, 2020 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

Exhibit Number	Document

4.14	Share Purchase Agreement between the Registrant and NSGP Holdings Limited dated July 30, 2020 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.15	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated March 8, 2021 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.16	Share Purchase Agreement between the Registrant and AMTD Education Group dated March 8, 2021 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.17*	Share Purchase Agreement between the Registrant and AMTD IDEA Group dated August 15, 2022

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD Digital Inc.

By:	/s/ Mark Chi Hang Lo
Name: Mark Chi Hang Lo
Title: Chief Executive Officer
Date: August 30, 2022

AMTD DIGITAL INC.

F-
1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of AMTD Digital Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial positions of AMTD Digital Inc. and its subsidiaries (the “Company”) as of April 30, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensiv
e in
come, changes in equity and cash flows for each of the three years in the period ended April 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of April 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, China
August
30
, 2022
We have served as the Company’s auditor since 2021.

F-
2

AMTD DIGITAL INC.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(All amounts in thousands of Hong Kong dollars (“HK$”), except for share and per share dat
a)

		Year ended April 30,
	Notes	2020	2021	2022
		HK$	HK$	HK$

Revenue from contracts with customers	6	167,547	195,816	196,958
Employee benefits expense		(15,168)	(48,026)	(72,426)
Advertising and promotion expense		—	(2,547)	(4,066)
Premises and office expenses		(4,737)	(5,230)	(5,772)
Legal and professional fee		(1,952)	(6,850)	(23,456)
Depreciation and amortization		—	(4,896)	(6,596)
Other expenses		(1,649)	(3,323)	(3,165)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	8	43,592	70,291	132,032
Other income	9	—	1,323	6,755
Other gains and losses, net	10	(5,586)	(306)	4,746

Profit before tax		182,047	196,252	225,010
Income tax expense	11	(23,715)	(24,611)	(23,614)

Profit for the year	12	158,332	171,641	201,396

Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		—	828	(823)

Other comprehensive income (expense) for the year		—	828	(823)

Total comprehensive income for the year		158,332	172,469	200,573

Profit (loss) for the year attributable to:
- Owners of the Company		151,362	177,865	214,279
- Non-controlling interests		6,970	(6,224)	(12,883)

		158,332	171,641	201,396

Total comprehensive income (expense) for the year attributable to:
- Owners of the Company		151,362	178,315	213,859
- Non-controlling interest		6,970	(5,846)	(13,286)

		158,332	172,469	200,573

Earnings per share	13
- Basic (HK$)		3.77	3.36	3.17
- Diluted (HK$)		3.77	3.36	3.17

The accompanying notes are an integral part of the consolidated financial statements
.

AMTD DIGITAL INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
(All amounts in thousands of HK$)

		As of April 30,
	Notes	2021	2022
		HK$	HK$
ASSETS
Non-current assets:
Goodwill	15	58,675	58,675
Property, plant and equipment	17	156	126
Intangible assets	16	40,411	36,418
Prepayments and other receivables	19	15,617	—
Financial assets at FVTPL	18	293,952	150,134

Total non-current assets		408,811	245,353

Current assets:
Accounts receivable	19	69,421	39,545
Prepayments and other receivables	19	19,163	289,910
Amount due from AMTD Group (as defined in note 1)	27	2,138,708	2,522,653
Fiduciary bank balances		14,548	11,669
Cash and cash equivalents		416,420	112,516

Total current assets		2,658,260	2,976,293

Total assets		3,067,071	3,221,646

EQUITY AND LIABILITIES
Current liabilities:
Clients’ monies held on trust		9,111	6,650
Accounts payable	20	111	80
Other payables and accruals	20	38,866	27,043
Contract liabilities	21	39,121	41,523
Income tax payable		48,578	31,810

Total current liabilities		135,787	107,106

Non-current liabilities:
Contract liabilities	21	31,192	5,317
Deferred tax liability	22	6,870	5,771

Total non-current liabilities		38,062	11,088

Total liabilities		173,849	118,194

Capital and reserves:
Share capital	23	52	52
Reserves		2,867,984	3,083,933

Equity attributable to owners of the Company		2,868,036	3,083,985
Non-controlling interests	24	25,186	19,467

Total equity		2,893,222	3,103,452

Total equity and liabilities		3,067,071	3,221,646

The accompanying notes are an integral part of the consolidated financial statements.

F-
4

AMTD DIGITAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands of HK$)

	Attributable to owners of the Company
	Parent’s net investments	Share capital	Share premium	Share-based payment reserve	Exchange reserve	Other reserve	Retained earnings	Equity	Non- controlling interests	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(note)

At May 1, 2019	95,004	—	—	—	—	—	—	95,004	27,110	122,114
Acquisition of non-controlling interests of subsidiaries (note 24)	34,080	—	—	—	—	—	—	34,080	(34,080)	—
Reorganization effect	(129,084)	29	—	—	—	129,084	—	29	—	29
Exercise of warrants (note 23(iii))	—	1	95,633	—	—	—	—	95,634	—	95,634
Issuance of shares (note 23(ii))	—	8	898,037	—	—	—	—	898,045	—	898,045
Profit and total comprehensive income for the year	—	—	—	—	—	—	151,362	151,362	6,970	158,332

At April 30, 2020	—	38	993,670	—	—	129,084	151,362	1,274,154	—	1,274,154
Profit (loss) for the year	—	—	—	—	—	—	177,865	177,865	(6,224)	171,641
Exchanges differences arising on translation of foreign operations	—	—	—	—	450	—	—	450	378	828

Total comprehensive income (expense) for the year	—	—	—	—	450	—	177,865	178,315	(5,846)	172,469

Acquisition of subsidiaries (note 14)	—	1	67,663	—	—	—	—	67,664	31,032	98,696
Issuance of shares (note 23(iv) and (viii))	—	13	1,346,958	—	—	—	—	1,346,971	—	1,346,971
Share-based compensation (note 28)	—	—	—	932	—	—	—	932	—	932

At April 30, 2021	—	52	2,408,291	932	450	129,084	329,227	2,868,036	25,186	2,893,222
Profit (loss) for the year	—	—	—	—	—	—	214,279	214,279	(12,883)	201,396
Exchanges differences arising on translation of foreign operations	—	—	—	—	(420)	—	—	(420)	(403)	(823)

Total comprehensive (expense) income for the year	—	—	—	—	(420)	—	214,279	213,859	(13,286)	200,573

Issuance of shares by a non-wholly owned subsidiary (note 16)	—	—	—	—	—	342	—	342	444	786
Share-based compensation (note 28)	—	—	—	1,748	—	—	—	1,748	7,123	8,871

At April 30, 2022	—	52	2,408,291	2,680	30	129,426	543,506	3,083,985	19,467	3,103,452

Note:
Parent’s net investment represented the contribution from the immediate holding company to the subsidiaries now comprising the Group prior to a series of group reorganizations (“Reorganization”). The parent’s net investment amounted to HK$129,084 was transferred to other reserve upon the completion of the Reorganization.

The accompanying notes are an integral part of the consolidated financial statements.

F-
5

AMTD DIGITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands of HK$)

	Year ended April 30,
	2020	2021	2022
	HK$	HK$	HK$
OPERATING ACTIVITIES
Profit before tax	182,047	196,252	225,010
Adjustments for:
Bank and other interest income	—	(143)	(5,793)
Depreciation of property, plant and equipment	—	47	73
Amortization of intangible assets	—	4,849	6,523
Recovery of accounts receivable written off	—	(71)	(154)
Share-based payment	—	932	8,871
Changes in fair value on financial assets at FVTPL	(43,592)	(70,291)	(132,032)
Change in fair value on derivative financial liabilities	5,929	—	—
Unrealized exchange gain	—	—	(3,138)

Operating cash flows before movements in working capital	144,384	131,575	99,360
(Increase) decrease in fiduciary bank balances	(4,268)	6,735	2,879
Decrease (increase) in accounts receivable	6,025	(58,338)	29,875
Decrease in prepayments and other receivables	952	12,478	4,057
Increase (decrease) in client’s monies held on trust	6,864	(934)	(2,461)
(Decrease) increase in accounts payable	(935)	(395)	57
Increase (decrease) in other payables and accruals	112	(18,040)	11,078
Increase (decrease) in contract liabilities	60,631	9,315	(23,473)

Cash generated from operations	213,765	82,396	121,372
Profits tax (paid) refunded	(10)	505	(41,481)

Net cash generated from operating activities	213,755	82,901	79,891

INVESTING ACTIVITIES
Additions of financial assets at FVTPL	—	(50,561)	—
Proceeds from disposal of financial assets at FVTPL	318,059	77,840	—
Consideration paid for acquisition of movie income right investments	—	—	(29,893)
Receipt of return from movie income right investments	—	—	20,899
Acquisition of property, plant and equipment	—	(173)	(44)
Acquisition of intangible assets	—	—	(1,770)
Net cash inflows from acquisition of subsidiaries	—	20,729	—
Interest received	—	143	315
Repayment from a third party	15,658	—	—
Advance to AMTD Group	(682,660)	(1,240,219)	(1,093,786)
Repayment from AMTD Group	320,549	883,474	721,293
Advance to fellow subsidiaries	(1,155,271)	(758,095)	—
Repayment from fellow subsidiaries	509,165	1,195,029	—

Net cash (used in) from investing activities	(674,500)	128,167	(382,986)

FINANCING ACTIVITIES
Advance from AMTD Group	108,427	95,475	—
Repayment to AMTD Group	(212,820)	(24,162)	—
Advance from fellow subsidiaries	65,734	15,477	—
Repayment to fellow subsidiaries	(277,963)	(106,021)	—
Repayment to a former fellow subsidiary	(19,966)	—	—
Proceeds from issue of shares	898,074	27,125	—
Proceeds from issue of warrants	11,742	—	—
Proceeds from exercise of warrants	77,963	—	—

Net cash from financing activities	651,191	7,894	—

Net increase (decrease) in cash and cash equivalents	190,446	218,962	(303,095)
Cash and cash equivalents at beginning of the year	5,764	196,210	416,420
Effect of foreign exchange rate changes	—	1,248	(809)

Cash and cash equivalents at end of the year	196,210	416,420	112,516

Represented by:
Cash and cash equivalents	196,210	416,420	112,516

The accompanying notes are an integral part of the consolidated financial statements.

F-
6

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

1.	GENERAL
AMTD Digital Inc. (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on September 12, 2019. The Company, through its subsidiaries (collectively, the “Group”), is mainly involved in the provision of insurance brokerage services and SpiderNet ecosystem solutions services, digital media, contents and marketing services. The Group also invests in innovative technology companies.
Prior to December 31, 2020, the Company’s ultimate holding company was L.R. Capital Group Inc. (“LR Capital”) which was the controlling shareholder of AMTD Group Company Limited (“AMTD Group”) and a private company incorporated in the Cayman Islands. On December 31, 2020, the Company’s immediate holding company, AMTD Group, a private company incorporated in the British Virgin Islands (“BVI”) and LR Capital entered into a share repurchase agreement, where AMTD Group has repurchased certain shares previously allotted to LR Capital. From then onwards, AMTD Group became the ultimate holding company of the Company.
On February 23, 2022, AMTD IDEA Group (formerly known as AMTD International Inc.), a company incorporated in the Cayman Islands and a subsidiary of AMTD Group, acquired 82.7% of shares of the Company with a consideration of US$992.8 million which was settled by 67,200,330 newly issued Class A ordinary shares and 51,253,702 newly issued Class B ordinary shares of AMTD IDEA Group. From then onwards, AMTD IDEA Group holds 97.1% of the Company and became the immediate holding company of the
Company.
The Company completed its initial public offering on the New York Stock Exchange (the “NYSE”) on July 15, 2022.
The consolidated financial statements are presented in HK$, which is the same as the functional currency of the Company.
As of April 30, 2021 and 2022, the Group’s principal subsidiaries consist of the followings:

Name of principal subsidiaries	Date of incorporation/ acquisition	Place of incorporation/ establishment	Issued and fully paid/ registered share capital	Percentage of shareholdings at April 30,		Principal activities
				2021	2022
AMTD Risk Solutions Group Limited (“AMTD RSG”)	August 13, 2004	Hong Kong	HK$300,000	100%	100%	Provision of digital financial services and SpiderNet ecosystem solutions services

AMTD Digital Media Limited (“AMTD DM”) (formerly known as AMTD Strategic Capital Limited)	August 13, 2004	Hong Kong	HK$1	100%	100%	Provision of SpiderNet ecosystem solutions services

AMTD Principal Investment Solutions Group Limited (“AMTD PISG”)	July 27, 2016	BVI	US$1	100%	100%	Investment holding

AMTD Direct Investment I Limited (“AMTD DI I”)	August 29, 2018	BVI	US$1	100%	100%	Investment holding

AMTD Biomedical Investment Limited (“AMTD BI”)	July 28, 2017	BVI	US$1	100%	100%	Investment holding

PolicyPal Pte. Ltd. (“PolicyPal”)	August 3, 2020	Singapore	US$70	51%	51%	Provision of digital financial services

F-
7

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

1.	GENERAL - (CONTINUED)

All of the principal subsidiaries operate predominantly in Hong Kong and Singapore.
The above table lists the subsidiaries of the Group which principally affected the results or net assets of the Group.

2.	GROUP REORGANIZATION
Reorganization under common control
Prior to Reorganization,
AMTD Group, the controlling shareholder of the Company, held 79.13% of the shareholdings of AMTD Risk Solutions Limited (“AMTD RS”), AMTD RSG, a wholly owned subsidiary of AMTD RS, AMTD Investment Solutions Limited (“AMTD IS”) and AMTD PISG, a wholly owned subsidiary of AMTD IS, through AMTD Strategic Capital Group (“AMTD SCG”). In December 2019, AMTD Group acquired the remaining 20.87% equity interests in AMTD SCG from non-controlling
shareholders and AMTD RS, AMTD RSG, AMTD IS and AMTD PISG became wholly-owned subsidiaries of the AMTD Group. A series of reorganization steps were undertaken to establish the Company as the holding company of the subsidiaries, now comprising the Group, for the purpose of initial public offering (the “Reorganization”).
The Reorganization was executed as follows:

1.
The Company was incorporated on September 12, 2019 by issuing 1 share to AMTD Group. The Company then incorporated AMTD Digital Financial Holdings Limited (“AMTD DFH”), AMTD Digital Media Holdings Limited (“AMTD DMH”) and AMTD Digital Investments Holdings Limited (“AMTD DIH”) on October 22, 2019. In December 2019, the Company effected a
1-to-10,000
share split (please see note 23(i) for more information);

2.
In December 2019, AMTD Group transferred its equity interest in (i) AMTD RS to AMTD DFH; (ii) AMTD DM to AMTD DMH; and (iii) AMTD DI I, AMTD Direct Investment III Limited (“AMTD DI III”), AMTD BI and AMTD IS to AMTD DIH.

Upon the completion of the Reorganization, the Company became the holding company of the subsidiaries now comprising the Group. As AMTD RS, AMTD RSG, AMTD DM, AMTD DI I, AMTD DI III, AMTD BI, AMTD IS, AMTD PISG and the Company were controlled by AMTD Group, immediately before and after the Reorganization, the Reorganization was accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements as of and for the year ended April 30, 2020 represent historical consolidated financial statements as if the corporate structure of the Group had been in existence since the beginning of the period presented and the financial statement items of the combining entities had been combined from the date when the combining entities first came under the control of the controlling party. The net assets of the combining entities are consolidated using the existing book values from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of bargain purchase gain at the time of common control combination. The consolidated statements of profit or loss and other comprehensive income includes the results of each of the combining entities from the earliest date presented or since the date when the combining entities first came under the common control, where this is a shorter period.
For the period prior to the reorganization, the accompanying consolidated financial statements include allocations of various general administrative expenses of AMTD Group which related to the Group’s business. These expenses consist primarily of payroll of senior management and other administrative expenses. These allocations were made using a proportionate cost allocation method. The payroll expenses were allocated based on the actual time spent on the provision of services attributable to the Group and the

F-
8

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

2.	GROUP REORGANIZATION - (CONTINUED)

other administrative expenses were allocated based on the proportion of revenue and actual usage among each business of AMTD Group. The management believes these allocations are reasonable. Total expenses allocated from AMTD Group to the Group are HK$7,897, HK$6,227 and
HK$
7,090 for the years ended April 30, 2020, 2021 and 2022, respectively.

3.	ADOPTION OF NEW FINANCIAL REPORTING FRAMEWORK AND NEW AND REVISED STANDARDS IN ISSUE BUT NOT YET EFFECTIVE
For the purpose of preparing and presenting the consolidated financial statements for the years ended April 30, 2020, 2021 and 2022, the Group has adopted the new and amendments to International Financial Reporting Standards (“IFRSs”), and the related interpretations issued by the International Accounting Standards Board (“IASB”), which are effective for the periods presented.
Application of amendments to IFRSs
In the year ended April 30, 2022, the Group has applied the following amendments to IFRSs issued by the IASB, for the first time, which are mandatorily effective for the annual periods beginning on or after May 1, 2021 for the preparation of the Group’s consolidated financial statements:

Amendment to IFRS 16	COVID-19-Related Rent Concessions
Amendment to IFRS 16	COVID-19-Related Rent Concessions beyond 30 June 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2
The amendments to IFRSs in the year ended April 30, 2022 has had no material impact on the Group’s financial positions and performance for the current and prior periods and/or on the disclosures set out in these consolidated financial statements.
The IFRS Interpretations Committee (“IFRIC”) issued the agenda decision “Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)” in April 2022. The IFRIC concluded that the restrictions on the use of the deposit imposed by a contract with a third party do not change the nature of the deposit in such a way that would make the deposit no longer a demand deposit. Therefore, the demand deposit should be included as part of cash and cash equivalents in the statement of cash flows. The Group is currently assessing the impact that this agenda decision may have on its consolidated financial statements.

F-
9

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

3.	ADOPTION OF NEW FINANCIAL REPORTING FRAMEWORK AND NEW AND REVISED STANDARDS IN ISSUE BUT NOT YET EFFECTIVE - (CONTINUED)

New and revised IFRS Standards in issue but not yet effective
The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (“IASs”) that have been issued but are not yet effective:

IFRS 17	Insurance Contracts and the related Amendments 2
Amendments to IFRS 3	Reference to the Conceptual Framework 1
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 3
Amendments to IAS 1	Classification of Liabilities as Current or Non-current 2
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies 2
Amendments to IAS 8	Definition of Accounting Estimates 2
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction 2
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use 1
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract 1
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018-2020 1

1	Effective for annual periods beginning on or after 1 January 2022.
2	Effective for annual periods beginning on or after 1 January 2023.
3	Effective for annual periods beginning on or after a date to be determined.
The directors of the Company anticipate that application of all new and amendments to IFRSs will have no material impact on the Group’s financial position and financial performance when they become effective.

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

4.1	Basis of preparation of consolidated financial statements
Through the Reorganization, the Company became the holding company of the contributed businesses now comprising the Group, which were under the common control of the controlling shareholder before and after the Reorganization. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganization had been completed at the beginning of the reporting period for the year ended April 30, 2020.
The consolidated statement of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statement of cash flows for the year ended April 30, 2020 include the results, changes in equity and cash flows of the companies comprising the Group as if the Company had always been the holding company of the Group and the current group structure had been in existence throughout year ended April 30, 2020, or since their respective dates of incorporation, where this is a shorter period.
The consolidated financial statements have been prepared in accordance with IFRSs issued by the
IASB.
The directors of the Company have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.1	Basis of preparation of consolidated financial statements - (Continued)

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies set out below.

4.2	Significant accounting policies

(a)	Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.
Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling
interests shareholders. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.
Non-controlling
interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.
Changes in the Group’s interests in existing subsidiaries
Changes in the Group’s interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s relevant components of equity and the non-controlling
interests are adjusted to reflect the changes in their relative interests in the subsidiaries.

F-
11

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(a)	Basis of consolidation - (Continued)
Changes in the Group’s interests in existing subsidiaries - (Continued)

Any difference between the amount by which the
non-controlling
interests are adjusted, and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

(b)	Business combinations or asset acquisitions
Optional concentration test
The Group can elect to apply an optional concentration test, on a transaction-by-transaction
basis, that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The gross assets under assessment exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. If the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed.
Asset acquisitions
When the Group acquires a group of assets and liabilities that do not constitute a business, the Group identifies and recognizes the individual identifiable assets acquired and liabilities assumed by allocating the purchase price first to financial assets/financial liabilities at the respective fair values, the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction does not give rise to goodwill or bargain purchase gain.
Business combinations
Acquisitions of businesses, other than business combination under common control, are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.
Except for certain recognition exemptions, the identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the International Accounting Standards Committee’s
Framework for the Preparation and Presentation of Financial Statements
(replaced by the
Conceptual Framework for Financial Reporting
issued in September 2010).

F-
12

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(b)	Business combinations or asset acquisitions - (Continued)
Business combinations - (Continued)

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•
deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12
Income Taxes
and IAS 19
Employee Benefits
respectively;

•
liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2
Share-based Payment
at the acquisition date (see the accounting policy below);

•
assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5
Non-current
Assets Held for Sale and Discontinued Operations
are measured in accordance with that standard; and

•
lease liabilities are recognized and measured at the present value of the remaining lease payments (as defined in IFRS 16
Leases
) as if the acquired leases were new leases at the acquisition date, except for leases for which (a) the lease term ends within 12 months of the acquisition date; or (b) underlying asset is of low value.
Right-of-use
assets are recognized and measured at the same amount as the relevant lease liabilities, adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as at acquisition date. If, after re-assessment,
the net amount of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling
interests that are present ownership interests and entitle their holders to a proportionate share of the relevant subsidiary’s net assets in the event of liquidation are initially measured at the non-controlling
interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets or at fair value. The choice of measurement basis is made on a transaction-by-transaction basis.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, and additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

F-
13

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(c)	Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business (see the accounting policy above) less accumulated impairment losses, if any.
For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or group of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.
A cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or group of cash- generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets on a pro-rata
basis based on the carrying amount of each asset in the unit (or group of cash-generating units).
On disposal of the relevant cash-generating unit or any of the cash-generating unit within the group of cash-generating units, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal. When the Group disposes of an operation within the cash-generating unit (or a cash-generating unit within a group of cash-generating units), the amount of goodwill disposed of is measured on the basis of the relative values of the operation (or the cash-generating unit) disposed of and the portion of the cash-generating unit (or the group of cash-generating units) retained.

(d)	Fair value measurement
The Group measures its derivative financial instruments, movie income right investments and equity investment at FVTPL at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
For financial instruments which are transacted at fair value and a valuation technique that unobservable inputs are to be used to measure fair value in subsequent periods, the valuation technique is calibrated so that at initial recognition the results of the valuation technique equals the transaction price.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(d)	Fair value measurement - (Continued)
In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.
For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

(e)	Revenue from contracts with customers
Revenue are derived from the commissions and fees from the insurance brokerage services and membership fee from the SpiderNet ecosystem solutions services.
Insurance brokerage services
The Group earns commission income by facilitating the arrangement between insurance company partners and individuals/businesses. The service promised to the customer is placement of an effective insurance or reinsurance policy. Commission revenue is usually a percentage of the premium paid by the insured and generally depend upon the type of insurance or reinsurance policy and the insurance company partner. Revenue is recognized at a point in time upon execution and effectiveness of insurance contracts. The Group allows a credit period up to 15 days to its customers.

SpiderNet ecosystem solutions services
The Group
provides its corporate clients exclusive access to the AMTD SpiderNet ecosystem for a fixed membership fee negotiated on case by case basis and agreed upon entering the contract with each customer based on the level of annual fee including the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the SpiderNet ecosystem, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors, under the SpiderNet Ecosystem Solutions Services segment, which provides its members networking opportunities with prestigious corporate members, prominent business executives and partners. Contract terms of contracts

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(e)	Revenue from contracts with customers - (Continued)
SpiderNet ecosystem solutions services - (Continued)
entered during the years ended April 30, 2020, 2021 and 2022 generally ranged from 1 to 3 years with a weighted average contract terms of 20.1 months, 24.3 months an
d

25.5
months, respectively. Revenue from such service is recognized over time as the customers simultaneously receive and consume the service provided by the Group. The Group may require customers to provide partial upfront payments of total service fees. Upfront payment is due immediately at the point the customer entered into the service contracts. The remaining payments will be settled according to the payment schedules stated in the service contracts. The Group may allow a credit period ranging fr
o
m 0 to 90 days to its customers for the demand note issued in accordance with the payment schedules. When the Group receives an upfront payment, this will give rise to contract liabilities at the time of the initial sales transaction for which revenue is recognized over the membership service period.
Digital media, content, and marketing services
The Group provides digital media, content, and marketing services to its customers on its multimedia channels. The Group recognizes revenues of the digital media, content, and marketing services over the contract term during which the content is displayed.
A contract liability represents the Group’s obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

(f)	Foreign currencies
In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recognized at the rates of exchanges prevailing on the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.
For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s operations are translated into the presentation currency of the Group (i.e. HK$) using exchange rates prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of exchange reserve (attributed to non-controlling
interests as appropriate).

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(f)	Foreign currencies - (Continued)
On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

(g)	Employee benefits
Retirement benefit costs
Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.
Short-term employee benefits
Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense unless another IFRS requires or permits the inclusion of the benefit in the cost of an asset.
A liability is recognized for benefits accruing to employees (such as wages and salaries and annual leave) after deducting any amount already paid.

(h)	Government grants
Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and the grants will be received.
Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.
Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable. Such grants are presented under other income.

(i)	Share-based payments
Equity-settled share-based payments transactions
Restricted ordinary shares granted to employees
Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.
The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market
vesting conditions is expensed on a straight-line basis over the vesting period.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(i)	Share-based payments - (Continued)
Equity-settled share-based payments transactions - (Continued)
Restricted ordinary shares granted to employees - (Continued)
When the restricted ordinary shares are vested, the amount previously recognized in share-based payment reserve will be transferred to share premium.

(j)	Property, plant and equipment
Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.
Depreciation is recognized so as to write off the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

(k)	Intangible assets
Intangible assets acquired separately
Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less any subsequent accumulated impairment losses.
Intangible asset acquired in a business combination
Intangible asset acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible asset acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(k)	Intangible assets - (Continued)
Intangible asset acquired in a business combination - (Continued)
losses. Amortization for intangible asset with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

(l)	Impairment on property, plant and equipment and intangible assets other than goodwill
At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).
The recoverable amount of property, plant and equipment and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(l)	Impairment on property, plant and equipment and intangible assets other than goodwill - (Continued)

amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata
basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(m)	Taxation
Income tax expense represents the sum of the tax currently payable and deferred tax.
The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of each reporting period.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(m)	Taxation - (Continued)
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of each reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.
Current and deferred tax are recognized in profit or loss.

(n)	Financial instruments
Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.
Financial assets and financial liabilities are initially measured at fair value except for accounts receivable arising from contracts with customers which are initially measured in accordance with IFRS 15
Revenue from Contracts with Customers
. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.
The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

F-
2
1

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)

Financial assets
The Group’s financial assets consist of cash and cash equivalents, fiduciary bank balances, accounts and other receivables, amounts due from AMTD Group and fellow subsidiaries, and financial assets at FVTPL.
Classification and subsequent measurement of financial assets
Financial assets that meet the following conditions are subsequently measured at amortized cost:

•	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):

•	the financial asset is held within a business model whose objective is achieved by both selling and collecting contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All other financial assets are subsequently measured at FVTPL.
A financial asset is held for trading if:

•	it has been acquired principally for the purpose of selling in the near term; or

•	on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.
In addition, the Group may irrevocably designate a financial asset that are required to be measured at the amortized cost or FVTOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

(i)	Amortized cost and interest income
Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective

F-
2
2

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial assets - (Continued)
Classification and subsequent measurement of financial assets - (Continued)

(i)	Amortized cost and interest income - (Continued)

interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired.

(ii)	Financial assets at FVTPL
Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI are measured at FVTPL.
Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “changes in fair value on financial assets measured at fair value through profit or loss” line item.
Impairment of financial assets
The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including accounts receivable, other receivables, amounts due from AMTD Group and fellow subsidiaries, fiduciary bank balances and bank balances) which are subject to impairment assessment under IFRS 9
Financial Instruments
. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.
Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast,
12-month
ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.
The Group always recognizes lifetime ECL for accounts receivable.
For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

F-
2
3

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial assets - (Continued)
Impairment of financial assets - (Continued)

(i)	Significant increase in credit risk
In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•
an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.
Despite the aforegoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. The Group considers a debt instrument to have low credit risk when it has an internal or external credit rating of “investment grade” as per globally understood definitions.

F-
2
4

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial assets - (Continued)
Impairment of financial assets - (Continued)

(i)	Significant increase in credit risk - (Continued)

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

(ii)	Definition of default
For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).
Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

(iii)	Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	significant financial difficulty of the issuer or the borrower;

(b)	a breach of contract, such as a default or past due event;

(c)
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; or

(d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

(iv)	Write-off policy
The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of accounts receivable, when the amounts are over 3 years past due, whichever occurs sooner. Financial assets written off may still be subject to

F-
25

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial assets - (Continued)
Impairment of financial assets - (Continued)

(iv)	Write-off policy - (Continued)

enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off
constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss and are included in “other gains and losses, net”.

(v)	Measurement and recognition of ECL
The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights. The Group uses a practical expedient in estimating ECL on commission receivables from insurance brokerage using a provision matrix taking into consideration historical credit loss experience, adjusted for forward looking information that is available without undue cost or effort.
Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.
Lifetime ECL for certain commission receivables from insurance brokerage are considered on a collective basis taking into consideration past due information and relevant credit information such as forward looking macroeconomic information, including the recent local unemployment rate.
For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

•	Past-due status;

•	Nature, size and industry of debtors; and

•	External credit ratings where available.
The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.
Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.

F-
2
6

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial assets - (Continued)
Impairment of financial assets - (Continued)

(v)	Measurement and recognition of ECL - (Continued)

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of accounts receivable where the corresponding adjustment is recognized through a loss allowance account.
Derecognition of financial assets
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.
Financial liabilities and equity
The Group’s financial liabilities include clients’ monies held on trust, accounts and other payable and amounts due to AMTD Group and fellow subsidiaries.
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.
Financial liabilities at amortized cost
Financial liabilities including amounts due to AMTD Group and fellow subsidiaries, clients’ monies held on trust, accounts payable and other payables are subsequently measured at amortized cost, using the effective interest method.

F-
2
7

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial liabilities and equity - (Continued)

Derecognition of financial liabilities
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, canceled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
Derivative financial instruments
Derivatives are initially recognized at fair value at the date when derivative contracts are entered into and are subsequently remeasured to their fair value at the end of the reporting period. The resulting gain or loss is recognized in profit or loss.
Offsetting a financial asset and a financial liability
A financial asset and a financial liability are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(o)	Cash and cash equivalents
Cash and cash equivalents represented cash and bank balances which carry interest at prevailing market interest rate.

(p)	Fiduciary bank balances
The fiduciary bank balances are in relation to the money deposited by clients in the course of the conduct of the regulated activities under insurance brokerage business. These clients’ monies are maintained in segregated bank accounts. The Group acts as an agent in placing the insurable risks of their clients with insurers and, as such, generally is not entitled to the premiums or liable for claims arising from such transactions. Other than the commissions earned on the transaction which is recognized as revenue of the Group, the Group does not recognize other amounts received from clients in its profit or loss. The clients’ money is recognized in fiduciary bank balances and a corresponding deposit liability is established in favor of the insurer or the policyholder and recognized on the consolidated statements of financial position as clients’ monies held on trust. However, the Group does not have a currently enforceable right to offset those payables with the deposits placed and the Group is entitled to retain the interest income on any cash balances arising from these transactions.

F-
2
8

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of the Group’s accounting policies, which are described in note 4, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an
on-going
basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of each reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
Estimated impairment of goodwill and intangible assets
Determining whether goodwill and intangible assets are impaired requires an estimation of the recoverable amount of the cash-generating unit to which goodwill and intangible assets have been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate the future revenue from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future revenue are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise.
As at April 30, 2021 and 2022, the carrying amount of goodwill is HK$58,675 and HK$58,675, respectively, and the carrying amounts of intangible assets subject to impairment assessment under the same cash-generating unit was HK$40,411 and HK$36,418, respectively.
Fair value measurement of unquoted equity instruments and movie income right investments
Financial assets at FVTPL and movie income right investments are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “changes in fair value on financial assets measured at fair value through profit or loss” line item.
Certain of the Group’s unquoted equity instruments and movie income right investments are measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques. Judgment and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. Whilst management considers these valuations are the best estimates, the ongoing
COVID-19
pandemic has resulted in greater market volatility and may cause further disruptions to the investees’ businesses and movie production and box-office, which have led to higher degree of uncertainties in respect of the valuations. Changes in assumptions relating to these factors could result in material adjustments to the fair value of these instruments.
In determining the fair value of unquoted equity instruments measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques, management relied in part on valuation reports prepared by independent valuers based on data management provided. These valuation

F-
2
9

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY - (CONTINUED)
Fair value measurement of unquoted equity instruments and movie income right investments - (Continued)

reports provided management with guidelines in determining the fair value, but the determination was made by management.
The assumptions used to derive such fair values of unquoted equity instruments include the recent transaction price, probability of IPO, redemption and liquidation, the risk-free interest rate and expected volatility. The assumptions used to derive such fair values of movie income right investments include the expected ticket sales performance, expected movie production costs and discount rate. The key assumptions/inputs used to derive the relevant fair values are detailed in note 26(c).

6.	REVENUE

(i)	Disaggregation of revenue from contracts with customers
Year ended April 30, 2020

Segments	SpiderNet Ecosystem solutions	Digital financial services	Corporate	Total
	HK$	HK$	HK$	HK$
Types of services
SpiderNet ecosystem solutions services	157,678	—	—	157,678
Insurance brokerage services	—	9,869	—	9,869

Total	157,678	9,869	—	167,547

Timing of revenue recognition
A point in time	—	9,869	—	9,869
Over time	157,678	—	—	157,678

Total	157,678	9,869	—	167,547

Year ended April 30, 2021

Segments	SpiderNet Ecosystem solutions	Digital financial services	Corporate	Total
	HK$	HK$	HK$	HK$
Types of services
SpiderNet ecosystem solutions services	184,095	—	—	184,095
Insurance brokerage services	—	11,721	—	11,721

Total	184,095	11,721	—	195,816

Timing of revenue recognition
A point in time	—	11,721	—	11,721
Over time	184,095	—	—	184,095

Total	184,095	11,721	—	195,816

F-
30

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

6.	REVENUE - (CONTINUED)

(i)	Disaggregation of revenue from contracts with customers - (Continued)

Year ended April 30, 2022

Segments	SpiderNet Ecosystem solutions	Digital financial services	Corporate	Total
	HK$	HK$	HK$	HK$
Types of services
SpiderNet ecosystem solutions services	184,627	—	—	184,627
Insurance brokerage services	—	11,798	—	11,798
Digital media, content, and marketing services	—	—	533	533

Total	184,627	11,798	533	196,958

Timing of revenue recognition
A point in time	—	11,798	—	11,798
Over time	184,627	—	533	185,160

Total	184,627	11,798	533	196,958

(ii)	Transaction price allocated to the remaining performance obligation for contracts with customers
There were no remaining performance obligations for insurance brokage services and digital media, content, and marketing
services as of April 30, 2020, 2021 and 2022. The expected timing of recognizing revenue for the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) for SpiderNet ecosystem solutions services as at April 30, 2021 and 2022 are as follows:

	SpiderNet ecosystem solutions income
	2021	2022
	HK$	HK$

Within one year	173,924	68,091
More than one year but not more than two years	62,111	5,317
More than two years	5,317	—

	241,352	73,408

Subsequent to April 30, 2022 and up to the approval date of these financial statements, the Group has entered into additional SpiderNet ecosystem solutions service contracts with customers with a total transaction price allocated to the performance obligations of approximately HK$129,467, for which the revenue is expected to be recognized over two years from the commencement date of the service period.

7.	OPERATING SEGMENTS
Information reported to the Chief Executive Officer, being the chief operating decision maker (“CODM”), for the purposes of resource allocation and assessment of segment performance focuses on types of goods or services delivered or provided.

F-3
1

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

7.	OPERATING SEGMENTS - (CONTINUED)

Specifically, the Group’s reportable segments under IFRS 8 are as follows:

(a)
The SpiderNet ecosystem solutions segment: The Group provides its institutional and corporate clients with exclusive, paid access to the AMTD SpiderNet ecosystem to enhance their investor communication, investor relations and corporate communication to potentially maximize their valuation;

(b)	The digital financial services segment: The Group provides primarily corporate clients with insurance brokerage services; and

(c)
Corporate: The Group includes in the Corporate category (i) the digital media, content, and marketing business in which the Group creates and promotes digital solutions content by investing in and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms since May 2020; and (ii) the investments in innovative technology companies which operate digital non-financial
license businesses through strategic investments.

Segment revenues and results
The following is an analysis of the Group’s revenues and results by reportable segments:
For the year ended April 30, 2020

	SpiderNet ecosystem solutions	Digital financial services	Corporate	Consolidated
	HK$	HK$	HK$	HK$
Segment revenues
Revenue from external customers	157,678	9,301	—	166,979
Revenue from related parties	—	568	—	568

	157,678	9,869	—	167,547

Changes in fair value on financial assets measured at FVTPL	—	—	43,592	43,592

Segment profits	140,134	4,765	43,291	188,190
Unallocated:
Other gains and losses				(5,586)
Corporate expenses				(557)

Profit before tax				182,047

F-3
2

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

7.	OPERATING SEGMENTS - (CONTINUED)
Segment revenues and results - (Continued)

For the year ended April 30, 2021

	SpiderNet ecosystem solutions	Digital financial services	Corporate	Consolidated
	HK$	HK$	HK$	HK$
Segment revenues
Revenue from external customers	176,628	11,157	—	187,785
Revenue from related parties	7,467	564	—	8,031

	184,095	11,721	—	195,816

Changes in fair value on financial assets measured at FVTPL	—	—	70,291	70,291

Segment profits	144,276	1,084	70,800	216,160
Unallocated:
Other gains and losses				(306)
Corporate expenses				(19,602)

Profit before tax				196,252

For the year ended April 30, 2022

	SpiderNet ecosystem solutions	Digital financial services	Corporate	Consolidated
	HK$	HK$	HK$	HK$

Segment revenues
Revenue from external customers	171,827	11,141	533	183,501
Revenue from related parties	12,800	657	—	13,457

	184,627	11,798	533	196,958

Changes in fair value on financial assets measured at FVTPL	—	—	132,032	132,032

Segment profits	136,607	951	136,323	273,881
Unallocated:
Other income				35
Other gains and losses				4,746
Corporate expenses				(53,652)

Profit before tax				225,010

The accounting policies of the operating segments are the same as the Group’s accounting policies described in note 4. Segment profit represents the profit earned by each segment without allocation of certain other income, other gains and losses, corporate expenses, including central administration costs and directors’ emoluments. This is the measure reported to the CODM for the purposes of resource allocation and performance assessment.

F-3
3

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

7.	OPERATING SEGMENTS - (CONTINUED)
Segment revenues and results - (Continued)

The CODM makes decisions according to operating results of each segment. No analysis of segment asset and segment liability is presented as the CODM does not regularly review such information for the purposes of resources allocation and performance assessment. Therefore, only segment revenue and segment results are presented.
Geographical information
During the year ended April 30, 2020, the Group’s operations are located in Hong Kong. All of the Group’s revenue from customers, based on the location of services, and the Group’s non-current assets, based on the location of assets, are allocated to Hong Kong.
During the years ended April 30, 2021, the Group’s operations are located in Hong Kong and Singapore. The Group’s revenue from external customers, based on the location of services, of HK$193,483 and HK$2,333 are derived from
Hong Kong and Singapore, respectively. The Group’s non-current assets, based on the location of assets, of HK$50 and HK$110,644 reside in
Hong Kong and Singapore, respectively, at April 30, 2021.
During the years ended April 30, 2022, the Group’s operations are located in Hong Kong and Singapore. The Group’s revenue from customers, based on the location of services, of HK$196,074 and HK$884 are derived from
Hong Kong and Singapore, respectively. The Group’s non-current assets, based on the location of assets, of HK$31 and HK$95,188 reside in
Hong Kong and Singapore, respectively, at April 30, 2022.

Note:	Non-current assets excluded financial instruments.
Information about major customers
Revenue from customers of the corresponding years contributing over 10% of the total sales of the Group are as follows:

	2020		2021		2022
	HK$		HK$		HK$
Customer A 1	38,911		N/A	2	—
Customer B 1	27,456		—		N/A	2
Customer C 1	22,701		N/A	2	N/A	2
Customer D 1	22,044		22,009		N/A	2
Customer E 1	19,570		N/A	2	N/A	2
Customer F 1	N/A	2	N/A	2	20,000

1	Revenue from SpiderNet ecosystem solutions segment
2	Revenue by this customer is less than 10% of the total revenue
In addition, the Company provided SpiderNet ecosystem solutions services to non-controlling
shareholders of the Company with revenue of HK$18,964, HK$38,828 and HK$12,112 recognized for the years ended April 30, 2020, 2021 and 2022, respectively. For the year ended April 30, 2022, the Company provided SpiderNet ecosystem solutions services to a former related company of the Company with revenue of HK$20,000.

F-3
4

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

8.	CHANGES IN FAIR VALUE ON FINANCIAL ASSETS MEASURED AT FVTPL

	2020	2021	2022
	HK$	HK$	HK$

Changes in fair value on financial assets at FVTPL	43,592	70,291	132,032

During the year ended April 30, 2022, the Group disposed a financial asset measured at FVTPL to an independent third party at a consideration of HK$254,951 and resulting in a gain on disposal of HK$130,562, which represented the difference between the consideration and the carrying amount as at April 30, 2021. The consideration receivable of HK$258,176 as of April 30, 2022 is included in prepayments and other receivables.

9.	OTHER INCOME

	2020	2021	2022
	HK$	HK$	HK$

Bank and other interest income	—	143	5,793
Government grant (note)	—	1,176	909
Others	—	4	53

	—	1,323	6,755

Note:
During the years ended April 30, 2021 and 2022, the Group recognized government grants of HK$1,176 and HK$909, respectively, in respect of
COVID-19-related
subsidies relates to employment support programs provided by the Hong Kong and Singapore government.

10.	OTHER GAINS AND LOSSES, NET

	2020	2021	2022
	HK$	HK$	HK$

Net exchange gain (loss)	343	(377)	4,592
Recovery of accounts and other receivables written off	—	71	154
Change in fair value on derivative financial liabilities (note 23(iii))	(5,929)	—	—

	(5,586)	(306)	4,746

11.	INCOME TAX EXPENSE

	2020	2021	2022
	HK$	HK$	HK$
Hong Kong Profits Tax
- Current tax	23,715	25,455	24,995
- Overprovision in prior years	—	(20)	(282)
Deferred tax (note 22)	—	(824)	(1,099)

	23,715	24,611	23,614

F-3
5

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

11.	INCOME TAX EXPENSE - (CONTINUED)

Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity is taxed at 8.25%, and profits above HK$2 million is taxed at 16.5%. The profits of group entities not qualifying for the two-tiered
profits tax rates regime continue to be taxed at a flat rate of 16.5%.
Singapore CIT is calculated at 17.0% on the estimated assessable profit. No provision for taxation in Singapore has been made as the relevant group entities have no assessable profits during the years ended April 30, 2020, 2021 and 2022.
The income tax expense for the year can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows:

	2020	2021	2022
	HK$	HK$	HK$
Profit before tax	182,047	196,252	225,010

Tax at the domestic income tax rate of 16.5%	30,038	32,382	37,127
Tax effect of income not taxable for tax purpose	(7,820)	(16,719)	(24,679)
Tax effect of expenses not deductible for tax purpose	2,310	7,505	7,869
Tax effect of tax losses not recognized	—	1,565	3,559
Utilization of tax losses previously not recognized	(809)	—	—
Overprovision in prior years	—	(20)	(282)
Effect of different tax rates of subsidiaries operating in other jurisdictions	—	(70)	20
Others	(4)	(32)	—

Income tax expense for the year	23,715	24,611	23,614

The Group has unused tax losses of HK$14,444 and HK$36,232 at April 30, 2021 and 2022, available for offset against future profits, respectively. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

12.	PROFIT FOR THE YEAR
Profit for the year has been arrived at after charging:

	2020	2021	2022
	HK$	HK$	HK$

Directors’ emoluments
Salaries, allowances and other benefits	2,041	4,420	3,965
Retirement benefit scheme contributions (note)	53	68	65
Staff costs
Salaries, allowances and other benefits	12,640	42,311	67,148
Retirement benefit scheme contributions (note)	434	1,227	1,248
Depreciation and amortization	—	4,896	6,596

Note:
The Group operates a Mandatory Provident Fund Scheme and Central Provident Fund Scheme for all qualifying employees in Hong Kong and Singapore, respectively. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees.

F-3
6

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

13.	EARNINGS PER SHARE
The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

Earnings figures are calculated as follows:	2020	2021	2022
	HK$	HK$	HK$
Earnings for the purpose of basic and diluted earnings per share	151,362	177,865	214,279

Number of shares	2020	2021	2022

Weighted average number of ordinary shares for the purpose of basic earnings per share	40,152,697	52,919,515	67,579,432
Effect of dilutive potential ordinary shares -restricted ordinary shares and restricted shares unit (note 28)	—	7,185	28,492

Weighted average number of ordinary shares for the purpose of diluted earnings per share	40,152,697	52,926,700	67,607,924

The weighted average number of ordinary shares for the purpose of calculating basic earnings per share has been determined on the assumption that the Reorganization and share split became effective/completed on May 1, 2020.

14.	ACQUISITION OF A SUBSIDIARY
On August 3, 2020, the Group acquired 51% of the issued share capital of PolicyPal for a consideration of US$3,000 (equivalent to approximately HK$23,259) in cash and 702,765 of Class A ordinary shares of the Company. This acquisition has been accounted for using the acquisition method. The amount of goodwill arising as a result of the acquisition was HK$58,675. PolicyPal operates a digital insurance brokerage business under direct insurance and exempt financial adviser license issued by the Monetary Authority of Singapore (“MAS”) in relation to advising on investment products that are life policies and arranging of life policies in Singapore, other than for reinsurance. The acquisition of PolicyPal, which is included in the digital financial services segment, was in line with the Group’s digital financial services strategy.
Consideration transferred:

HK$
Cash	23,259
Equity instruments issued	67,664

Total	90,923

As part of the consideration for the acquisition of PolicyPal, 702,765 of Class A ordinary shares of the Company were issued. The fair value of the ordinary shares of the Company is determined with assistance from an independent valuation firm. Details of the movement of share capital are set out in note 23 (vi).
Acquisition-related costs amounting to HK$52 have been excluded from the consideration transferred and have been recognized as an expense, within the other expenses line item in the consolidated statement of profit or loss and other comprehensive income for the year ended April 30, 2021.

F-3
7

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITION OF A SUBSIDIARY - (CONTINUED)

Assets acquired and liabilities recognized at the date of acquisition:

HK$
Property, plant and equipment	30
Intangible asset	45,260
Accounts and other receivables	293
Bank balances and cash	43,988
Accounts and other payables	(18,597)
Deferred tax liabilities	(7,694)

63,280

The gross contractual amounts of those trade and other receivables acquired amounted to HK$293.
In 2021, all of the acquired trade and other receivables have been collected.
The intangible asset represents the developed technology. Such intangible asset is amortized on a straight-line basis over 7 years.
Goodwill arising on acquisition:

HK$
Consideration transferred	90,923
Plus: non-controlling interests (49% in PolicyPal)	31,032
Less: net assets acquired	(63,280)

Goodwill arising on acquisition	58,675

The
non-controlling
interests (49%) in PolicyPal recognized at the acquisition date was measured at their proportionate share of net assets acquired.
Goodwill arose in the acquisition of PolicyPal because the cost of the combination included a control premium. In addition, the consideration paid for the acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of PolicyPal. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible asset.
None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.
Net cash inflow on acquisition of PolicyPal:

HK$
Cash consideration paid	(23,259)
Less: cash and cash equivalents balances acquired	43,988

20,729

F-3
8

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITION OF A SUBSIDIARY - (CONTINUED)

Impact of the acquisition on the results of the Group:
The profit of the Group for the year ended April 30, 2021 includes loss of HK$8,679 attributable from PolicyPal. Revenue of the Group for the year ended April 30, 2021 includes HK$2,333 attributable from PolicyPal.
Had the acquisition been completed on May 1, 2020, revenue for the year ended April 30, 2021 of the Group would have been HK$196,593, and profit for the year ended April 30, 2021 of the Group would have been HK$168,748. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on May 1, 2020, nor is it intended to be a projection of future results.
In determining the
pro-forma
revenue and profit of the Group had PolicyPal been acquired at the beginning of the current year, the directors of the Company have calculated depreciation of plant and equipment and amortization of intangible asset acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition
financial statements.

15.	GOODWILL

HK$
COST
At April 30, 2020	—
Arising in acquisition of PolicyPal (note 14)	58,675

At April 30, 2021 and 2022	58,675

There was no activity during the year ended April 30, 2022.
For the purpose of impairment testing, goodwill has been allocated to a cash-generating unit, PolicyPal. The recoverable amount of PolicyPal has been determined based on value in use calculation which uses cash flow projections based on financial budgets approved by management covering a
5-year
period, and pre-tax discount rate of 26.74
% and 28.03% for the years ended April 30, 2021 and 2022, respectively. Cash flows beyond the
5-year
period are extrapolated using a steady 1.5%
and 1.5% growth rate for the years ended April 30, 2021 and 2022, respectively. Other key assumptions for the value in use calculation relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin and such estimation is based on PolicyPal’s past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable amount of the cash-generating unit is higher than the carrying amount. As at April 30, 2021 and 2022, the Company determined that there is no impairment of goodwill.
Management believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of PolicyPal to exceed its recoverable amount.

F-3
9

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

16.	INTANGIBLE ASSETS

	Developed technology	Brand name	Total
	HK$	HK$	HK$
COST
At April 30, 2020	—	—	—
Acquired on acquisition of PolicyPal (note 14)	45,260	—	45,260

At April 30, 2021	45,260	—	45,260
Additions	1,176	1,380	2,556
Exchange adjustments	(30)	—	(30)

At April 30, 2022	46,406	1,380	47,786

AMORTIZATION
At April 30, 2020	—	—	—
Charge for the year	4,849	—	4,849

At April 30, 2021	4,849	—	4,849
Charge for the year	6,460	63	6,523
Exchange adjustments	(4)	—	(4)

At April 30, 2022	11,305	63	11,368

CARRYING VALUE
At April 30, 2021	40,411	—	40,411

At April 30, 2022	35,101	1,317	36,418

During the year ended April 30, 2022, the Group acquired a brand name for its digital media, content, and marketing business with a cash consideration of HK$1,380. In addition, PolicyPal, a subsidiary of the Company, acquired a wealthtech platform, which is a developed technology, with a consideration of HK$1,176 of which HK$786 was settled by issuing 619 ordinary shares of PolicyPal and HK$390 was settled by cash during the year ended April 30, 2022.
The intangible assets are amortized on a straight-line basis as follows:

Developed technology	7 years
Brand name	20 years

F-
40

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

17.	PROPERTY, PLANT AND EQUIPMENT

Computer equipment
HK$
COST
At April 30, 2020	—
Acquisition of a subsidiary (note 14)	30
Additions	173

At April 30, 2021	203
Additions	44
Exchange adjustments	(7)

At April 30, 2022	240

DEPRECIATION
At April 30, 2020	—
Provided for the year	47

At April 30, 2021	47
Provided for the year	73
Exchange adjustments	(6)

At April 30, 2022	114

CARRYING VALUES
At April 30, 2021	156

At April 30, 2022	126

The property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Computer equipment	5 years

18.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2021	2022
	HK$	HK$
Unlisted equity securities (note (i))	212,851	87,043
Movie income right investments (note (ii))	81,101	63,091

	293,952	150,134

Notes:
(i)
The Company classified certain equity securities as
non-current
when Company considered that these equity securities are held for long-term purposes and would realize their performance potential in the long run. During the year ended April 30, 2021, additions of financial assets at FVTPL of HK$8,435 was paid by AMTD Group on behalf of the Group. The amount due to AMTD Group were netted-off with amount due from AMTD Group during the year ended April 30, 2021 and details of which are set out in note 29.

During the year ended April 30, 2022, the Group disposed a financial asset measured at FVTPL to an independent third party with a gain of HK$130,562 at consideration of HK$254,951 which is recorded as consideration receivable on disposal of financial assets at FVTPL included in account and other receivables as of April 30, 2022 (note 19). The consideration receivable, in the form of a

F
-
4
1

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

18.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS - (CONTINUED)

loan note from an independent third party, is unsecured, carries a fixed interest rate of 1.2
% per month and repayable within one year.
The related interest receivable of HK$5,294 at April 30, 2022 was included in other receivables (note 19).

(ii)
As of April 30, 2021 and 2022, the financial assets at FVTPL of the Group includes movie income right agreements with a production house, which is an independent third party, of HK$81,101 and HK$63,091, respectively. In accordance to the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreement. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns of the film program by the Group will be added to the carrying amounts of financial assets. There was no further contribution during the year ended April 30, 2022.

19.	ACCOUNTS AND OTHER RECEIVABLES

	2021	2022
	HK$	HK$
Commission receivable from insurance brokerage	2,766	1,577
Accounts receivable arising from the SpiderNet ecosystem solutions business	66,655	37,968

Total accounts receivable	69,421	39,545

Consideration receivable on disposal of financial assets at FVTPL (note 18)	—	258,176
Prepayments (note (i))	8,158	2,731
Note receivables (note (ii))	4,165	5,317
Other receivables	3,035	8,716
Deferred issue costs	7,970	14,970
Prepayment for subscription of bond instrument (note (iii))	11,452	—

Prepayments and other receivables	34,780	289,910

	104,201	329,455

Presented as:
Current	88,584	329,455
Non-current	15,617	—

	104,201	329,455

Notes:
(i)
As of April 30, 2021 and 2022, prepayments mainly included employment incentive paid to the employees amounting to HK$6,852 and HK$1,541, respectively, which are paid at the beginning of the employment contracts, and repayable by the employees on a pro rata basis upon early termination of the employment contracts. Such amounts are amortized over the relevant period on a straight line basis accordingly.

(ii)
As of April 30, 2021 and 2022, the amount represented note receivables from independent third parties. The balances are unsecured, carried at fixed interest rates ranged from 5% to
8%
and have original maturity of

2
years.

(iii)
As of April 30, 2021, AMTD Group, the ultimate holding company, made a prepayment of HK$11,452 on behalf of the Group to an independent third party to subscribe for its bond instrument. Such prepayment was transferred to AMTD Group to settle amount due to AMTD Group amounting to HK$11,452 during year ended April 30, 2022.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

19.	ACCOUNTS AND OTHER RECEIVABLES - (CONTINUED)
As at May 1, 2020, commission receivable from insurance brokerage and accounts receivable arising from the SpiderNet ecosystem solutions business from contracts with customers amounted to HK$4,104 and HK$6,960, respectively.

The Group allows a credit period of up to
15
days to its commission receivable arising from insurance brokerage business and a credit period of
ranging from
0
to
90
days to its accounts receivable arising from the SpiderNet ecosystem solutions business for the demand note issued according to the payment schedules. As at April
30
,
2021
and
2022
, included in the Group’s accounts receivable balance were debtors with aggregate carrying amounts of HK$
2,766
and HK$
1,454
, respectively, which were past due as at the reporting date. At April
30
,
2021
and
2022
, out of the past due balances, HK$
2,334
and HK$
1,454
, respectively, had been past due
90
days or more. The management assessed that there have been
no
significant increase in credit risk nor default because of the background of the debtors and historical payment arrangement with these debtors. The Group does not hold any collateral over these balances.
Details of impairment assessment of trade and other receivables are set out in note 26b.

20.	ACCOUNTS AND OTHER PAYABLES

	2021	2022
	HK$	HK$
Accounts payable arising from insurance brokerage	111	80
Consideration payable for acquisition of movie income right investments	29,893	—
Other payables and accruals	1,003	12,073
Accrued issue cost	7,970	14,970

	38,977	27,123

The average credit period for the accounts payable arising from insurance brokerage is 30 days.

21.	CONTRACT LIABILITIES

	2021	2022
	HK$	HK$
SpiderNet ecosystem solutions income	70,313	46,840

Presented as:
Current	39,121	41,523
Non-current	31,192	5,317

	70,313	46,840

The Group had contract liabilities of HK$60,998 as at May 1, 2020.
Contract liabilities are classified as current and
non-current
based on the Group’s earliest obligation to transfer services to the customers.
The following table shows how much of the revenue recognized relates to carried-forward contract liabilities.

	2021	2022
	HK$	HK$
SpiderNet ecosystem solutions income
Revenue recognized that was included in the contract liability balance at the beginning of the year	35,722	39,121

F-
4
3

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share d at
a)

22.	DEFERRED TAX LIABILITY
The following is the deferred tax liability recognized and movements thereon:

Intangible assets
HK$
At April 30, 2020	—
Acquisition of a subsidiary (note 14)	7,694
Credit to profit or loss (note 11)	(824)

At April 30, 2021	6,870
Credit to profit or loss (note 11)	(1,099)

At April 30, 2022	5,771

23.	SHARE CAPITAL
The share capital as at April 30, 2021 and 2022 represented the issued share capital of the Company.

	Class A Ordinary shares		Class B Ordinary shares		Total
	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital
		HK$		HK$		HK$
Ordinary shares of US$0.0001 each
Authorized
At April 30, 2021 and 2022	8,000,000,000	6,200,000	2,000,000,000	1,550,000	10,000,000,000	7,750,000

Issued and fully paid
At May 1, 2019	—	—	—	—	—	—
Issuance upon incorporation (note (i))	—	—	1	—	1	—
Share split (note (i))	—	—	9,999	—	9,999	—
Issuance of shares (note (ii))	9,500,000	7	38,790,000	30	48,290,000	37
Exercise of warrants (note (iii))	1,226,667	1	—	—	1,226,667	1

At April 30, 2020	10,726,667	8	38,800,000	30	49,526,667	38
Issuance of shares (notes (iv) and (viii))	17,350,000	13	—	—	17,350,000	13
Share-based compensation (note (v))	38,710	—	—	—	38,710	—
Acquisitions of subsidiaries (note (vi))	702,765	1	—	—	702,765	1
Transfer of shares (note (vii))	14,598,000	11	(14,598,000)	(11)	—	—

At April 30, 2021	43,416,142	33	24,202,000	19	67,618,142	52
Transfer of shares (note (ix))	(41,448,000)	(31)	41,448,000	31	—	—

At April 30, 2022 (note (x))	1,968,142	2	65,650,000	50	67,618,142	52

Notes:
(i)	Upon the incorporation of the Company in September 2019, the Company issued one ordinary share to the controlling shareholder. In December 2019, the Company effected a 1-to-10,000 share split,

F-
4
4

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

23.	SHARE CAPITAL - (CONTINUED)

following which one issued ordinary share was subdivided into 10,000 ordinary shares and re-designated as Class B ordinary share.

(ii)
On December 18, 2019, the Company issued 36,790,000 shares of Class B ordinary shares to the controlling shareholder at par value of US$0.0001 (equivalent to approximately HK$0.00078) for an aggregation consideration of US$4 (equivalent to approximately HK$29) in exchange for the equity in all the transferred subsidiaries as part of the reorganization.

Between December 31, 2019 and March 13, 2020, the Company issued 9,500,000 shares of Class A ordinary shares to third party investors and 2,000,000 shares of Class B ordinary shares to a non-controlling
shareholder of the immediate holding company for an aggregate consideration of US$115,000 (equivalent to approximately HK$898,045).

(iii)
On December 19, 2019, the Company issued warrants to an independent third party for an aggregate consideration of US$1,500 (approximately equivalent to HK$11,742), with a total exercise price of US$10,000 (equivalent to approximately HK$77,963) for 3.23% equity interest of the Company which was recognized as derivative financial liabilities. The changes in fair value of the warrants from date of issuance to date of exercise amounting to HK$5,929 was recognized as a loss in the consolidated statement of profit or loss and other comprehensive income for the year ended April 30, 2020. On March 10, 2020, the warrant holder exercised the warrants in full and paid an amount of US$10,000 (equivalent to approximately HK$77,963) for 1,226,667 shares of Class A ordinary shares. It resulted in the increase in share capital of HK$1 and share premium of HK$95,633. As at April 30, 2020, the Company had no warrants outstanding.

(iv)
Between May 13, 2020 and August 3, 2020, the Company issued 350,000 shares of Class A ordinary shares to third party investors for an aggregate consideration of US$3,500 (equivalent to approximately HK$27,126).

(v)
On August 3, 2020, the Company granted 38,710 shares of Class A ordinary shares with an aggregated grant date fair value of HK$3,728, which has a vesting period of 3 years, to a personnel of the
Company. Please see note 28 for details.

(vi)
The Company issued 702,765 Class A ordinary shares to certain shareholders of PolicyPal, together with a cash consideration, in exchange for 51% of the equity interest of PolicyPal on August 3, 2020. Details of the acquisition of subsidiary are set out in note 14.

(vii)
On June 26, 2020, the then immediate holding company of the Company, AMTD Group, converted its 14,598,000 Class B ordinary shares to Class A ordinary shares. AMTD Group then transferred its 2,441,000 Class A ordinary shares to AMTD Assets Alpha Group, a fellow subsidiary of the Company, 2,441,000 Class A ordinary shares to AMTD Education Group, a fellow subsidiary of the Company, and 9,716,000 Class A ordinary shares to AMTD IDEA Group, respectively.

(viii)
On March 8, 2021, the Company issued 8,500,000 Class A ordinary shares to AMTD Assets Alpha Group, a fellow subsidiary of the Company, and 8,500,000 Class A ordinary shares to AMTD Education Group, a fellow subsidiary of the Company, for cash considerations of US$85,000 (equivalent to approximately HK$659,923) and US$85,000 (equivalent to approximately HK$659,923), respectively.

(ix)	On February 23, 2022, 41,448,000 Class A ordinary shares of the Company held by AMTD IDEA Group were returned and canceled with 41,448,000 Class B ordinary shares issued to AMTD IDEA Group.

F-
4
5

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

23.	SHARE CAPITAL - (CONTINUED)

(x)
The number of Class A ordinary shares of the Company at April 30, 2022 included 38,710 unvested Class A ordinary shares as detailed in note 28. The outstanding and vested Class A ordinary shares of the Company at April 30, 2022 is 1,929,432 shares.

24.	NON-CONTROLLING INTERESTS

Share of net assets of subsidiaries
HK$
At May 1, 2019	27,110
Share of profit for the year	6,970
Acquisition of non-controlling interest of subsidiaries (note)	(34,080)

At April 30, 2020	—
Share of loss for the year	(6,224)
Exchange differences arising on translation of foreign operations	378
Acquisition of subsidiaries (note 14)	31,032

At April 30, 2021	25,186
Share of loss for the year	(12,883)
Exchange differences arising on translation of foreign operations	(403)
Issue of shares (note 16)	444
Share-based compensation (note 28)	7,123

At April 30, 2022	19,467

Note:
As disclosed in note 2, in December 2019, AMTD Group acquired the remaining 20.87% equity interests in AMTD SCG from non-controlling
shareholders. AMTD Group then transferred 100% equity interests in AMTD RS, AMTD RSG, AMTD IS and AMTD PISG from AMTD SCG to the Company. The non-controlling
interests amounting to HK$34,080 which represented 20.87% of total net assets of AMTD RS, AMTD RSG, AMTD IS and AMTD PISG were reclassified into parent’s net investments as a deemed contribution from AMTD Group and constituted as non-cash
transaction.

25.	CAPITAL RISK MANAGEMENT
The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of debt and equity balance. The Group’s overall strategy remained unchanged throughout the years ended April 30, 2020, 2021 and 2022.
The capital structure of the Group consists of net debt, which includes amounts due to its holding company and fellow subsidiaries disclosed in note 27, net of cash and cash equivalents, and equity attributable to owners of the Company, comprising issued share capital, retained earnings and capital reserves.

F-
4
6

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS

a	Categories of financial instruments

	2021	2022
	HK$	HK$
Financial assets
Financial assets at FVTPL	293,952	150,134
Amortized cost	2,646,297	2,958,592

Financial liability
Amortized cost	48,088	33,773

b.	Financial risk management objectives and policies
The Group’s major financial instruments include accounts receivable, other receivables, financial assets at FVTPL, bank balances and cash, fiduciary bank balances, amounts due from (to) AMTD Group and fellow subsidiaries, clients’ monies held on trust, accounts payable and other payables and accruals. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk (currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management of the Group manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.
Market risk

(i)	Currency risk
Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.
For the entities of which their functional currency is HK$ while holding assets denominated in US$, the directors of the Company consider that as HK$ is pegged to US$, the Group is not subject to significant foreign currency risk from change in foreign exchange rate of HK$ against US$.
In the opinion of management of the Group, the expected change in foreign exchange rate will not have significant impact on the carrying amount of the foreign currency denominated monetary assets and liabilities, hence sensitivity analysis is not presented.

(ii)	Interest rate risk
The Group is also exposed to cash flow interest rate risk in relation to variable rate fiduciary bank balances and bank balances. The Group’s exposure to cash flow interest rate risk in relation to variable-rate fiduciary bank balances and bank balances is limited given the current market interest rates on bank deposits are relatively low and stable.

F-
4
7

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)
Market risk - (Continued)

(iii)	Other price risk
The Group is exposed to equity price risk through its investments in equity securities measured at FVTPL. The Group invested in certain unquoted equity securities for investees operating in digital and technology industry sector for long term strategic purposes which had been measured as FVTPL. The Group has appointed a special team to monitor the price risk and will consider hedging the risk exposure should the need arise.
Sensitivity analysis
The sensitivity analyzes have been determined based on the exposure to equity price risk at the reporting date. If the prices of the respective equity instruments had been 3% higher/lower, the pre-tax
profit for the years ended April 30, 2020, 2021 and 2022 would increase/decrease by HK$6,261, HK$6,386 and HK$2,611, respectively, as a result of the changes in fair value of investments at FVTPL.
Credit risk and impairment assessment
Credit risk refers to the risk that the Group’s counterparties default on their contractual obligations resulting in financial losses to the Group. The Group’s credit risk exposures are primarily attributable to accounts receivable, other receivables, bank balances, fiduciary bank balances and amounts due from AMTD Group and fellow subsidiaries. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.
The Group performed impairment assessment for financial assets under ECL model. Information about the Group’s credit risk management, maximum credit risk exposures and the related impairment assessment, if applicable, are summarized as below:
Commission receivable arising from the insurance brokerage business and accounts receivable arising from the SpiderNet ecosystem solutions business

Before accepting any new customer, the Group uses an internal credit scoring system to assess the potential customer’s credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed twice a year. Other monitoring procedures are in place to ensure that follow-up
action is taken to recover overdue debts. In this regard, the management considers that the Group’s credit risk is significantly reduced.
The Group has concentration of credit risk as 30% and 26% of the commission receivable arising from the insurance brokerage business due from the Group’s five largest customers as at April 30, 2021 and 2022, respectively. The Group has concentration of credit risk as 50% and 66% of the accounts receivable arising from the SpiderNet ecosystem solutions business due from the Group’s five largest customers as at April 30, 2021 and 2022, respectively. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

F-
4
8

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)
Credit risk and impairment assessment - (Continued)
Commission receivable arising from the insurance brokerage business and accounts receivable arising from the SpiderNet ecosystem solutions business - (Continued)

In addition, the Group performs impairment assessment under ECL model on commission receivable from insurance brokerage with significant balances or credit-impaired and accounts receivable arising from the SpiderNet ecosystem solutions business individually. The remaining commission receivable are assessed collectively and grouped based on shared credit risk characteristics by reference to the Group’s past due status of outstanding balances, nature, size and industry of debtors and external credit ratings. The Company assesses the ECL of commission receivable arising from the insurance brokerage business based on historical observed default rates over the expected life of the debtors and forward-looking information that is available without undue cost or effort. For the years ended April 30, 2020, 2021 and 2022 the Group assessed the ECL for commission receivable arising from the insurance brokerage business and accounts receivable arising from the SpiderNet ecosystem solutions business to be insignificant and thus no loss allowance is recognized.
Fiduciary bank balances and bank balances
Credit risk on fiduciary bank balances and bank balances is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed 12m ECL for fiduciary bank balances and bank balances by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the 12m ECL on fiduciary bank balances and bank balances is considered to be insignificant and therefore no loss allowance was recognized.
Amounts due from AMTD Group and fellow subsidiaries
The Group regularly evaluates the business performance of AMTD Group and fellow subsidiaries. The Group’s credit risks in these balances are considered low due to the strong financial positions of these entities. The management believes that there are no significant increases in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. For the years ended April 30, 2020, 2021 and 2022, the Group assessed the ECL for amounts due from AMTD Group and fellow subsidiaries to be insignificant and thus no loss allowance is recognized.
Consideration receivables and other receivables
For consideration receivables and other receivables, the Group regularly reviews the recoverable amount of each individual debtor to ensure that adequate impairment losses are recognized for irrecoverable debts. The Group performs impairment assessment under ECL model on such consideration receivables and other receivables individually. The Group believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. For the years ended April 30, 2020, 2021 and 2022, the Group assessed the ECL for consideration receivables and other receivables are insignificant and thus no loss allowance is recognized.

F-
4
9

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)
Credit risk and impairment assessment - (Continued)
Consideration receivables and other receivables - (Continued)

The Group’s internal credit risk grading assessment comprises the following categories:

Internal credit rating	Description	Commission receivable from insurance brokerage and accounts receivable arising from the SpiderNet ecosystem solutions business	Other financial assets
Normal risk	The counterparty has a low risk of default and usually settled within credit period	Lifetime ECL-not credit-impaired	12-month ECL

Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources	Lifetime ECL-not credit- impaired	Lifetime ECL-not credit-impaired

Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL-credit-impaired	Lifetime ECL-credit-impaired

Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery	Amount is written off	Amount is written off

F-
50

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)
Credit risk and impairment assessment - (Continued)
Consideration receivables and other receivables - (Continued)

The table below details the credit risk exposures of the Group’s financial assets, which are subject to ECL assessment:

	Notes	Internal credit rating	12m ECL or lifetime ECL	2021 Gross carrying amount	2022 Gross carrying amount
				HK$	HK$
Financial assets at amortized costs
Commission receivable from insurance brokerage	19	(Note)	Lifetime ECL (provision matrix)	2,766	1,577
Accounts receivable arising from the SpiderNet ecosystem solutions business	19	(Note)	Lifetime ECL - not credit-impaired	66,655	37,968
Consideration receivables	19	Normal risk	12-month ECL	—	258,176
Note receivables	19	Normal risk	12-month ECL	4,165	5,317
Other receivables	19	Normal risk	12-month ECL	3,035	8,716
Amount due from AMTD Group	27	Normal risk	12-month ECL	2,138,708	2,522,653
Cash and cash equivalents		Aa3	12-month ECL	416,420	112,516
Fiduciary bank balances		Normal risk	12-month ECL	14,548	11,669

				2,646,297	2,958,592

Note:
For commission receivable from insurance brokerage and accounts receivable arising from the SpiderNet ecosystem solutions business, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Group determines the ECL on commission receivable from insurance brokerage on a collective basis, grouped by internal credit rating. For accounts receivable arising from the SpiderNet ecosystem solutions business, the ECL is assessed on an individual basis.

The previously written off accounts receivable amounting to HK$71 and HK$154 had been recovered during the year ended April 30, 2021 and 2022, respectively.
The expected credit losses as at April 30, 2021 and 2022 were insignificant and no loss allowance was provided.
Liquidity risk
In managing the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

F-
5
1

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)
Liquidity risk - (Continued)

The following table details the Group’s remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group may be required to pay. The maturity dates for non-derivative
financial liabilities are based on the agreed repayment dates.
Liquidity tables

	Weighted average interest rate	On demand or less than 1 month	Total undiscounted cash flows	Carrying amount
		HK$	HK$	HK$
At April 30, 2021
Non-derivative financial liabilities
Non-interest bearing
Accounts payable	—	111	111	111
Clients’ monies held on trust	—	9,111	9,111	9,111
Consideration payable for acquisition of movie income right investments	—	29,893	29,893	29,893
Other payables and accruals	—	8,973	8,973	8,973

		48,088	48,088	48,088

	Weighted average interest rate	On demand or less than 1 month	Total undiscounted cash flows	Carrying amount
		HK$	HK$	HK$
At April 30, 2022
Non-derivative financial liabilities
Non-interest bearing
Accounts payable	—	80	80	80
Clients’ monies held on trust	—	6,650	6,650	6,650
Other payables and accruals	—	27,043	27,043	27,043

		33,773	33,773	33,773

c.	Fair value measurements of financial instruments
Some of the Group’s financial instruments are measured at fair value for financial reporting purposes. The management of the Company are responsible for determining the appropriate valuation techniques and inputs for fair value measurements.
In estimating the fair value, the Group uses observable market data to the extent it is available. Where Level 1 inputs are not available, the Group makes reference to the prices of recent transactions or engages third-party qualified valuers to perform the valuation.

F-
5
2

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

c.	Fair value measurements of financial instruments - (Continued)

The management of the Company works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. The management reports the findings to the board of directors of the Company to explain the cause of fluctuations in the fair value.

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis
The Group’s investments in private equity are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets are determined (in particular, the valuation technique(s) and inputs used).

Financial assets	Fair value as at		Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable input(s)
	2021	2022
	HK$	HK$

Financial assets at FVTPL - unlisted equity securities	9,990	3,830	Level 2	The fair values of unlisted equity investments are determined with reference to the recent transaction price of the investments.	N/A

	202,861	83,213	Level 3
Market approach - the option pricing model (“OPM”) backsolve approach was used to calculate the implied equity value of the investee. Once an overall equity value was determined, amounts were allocated to the various classes of equity based on the security class preferences. The inputs to the OPM backsolve approach are the recent transaction price for capital structure, probability of IPO, redemption and liquidation, the risk-free interest rate and expected volatility.
					Expected volatility ranged from 34.2% to 68.5% and 57.4% to 68.6% as at April 30, 2021 and 2022, respectively, taking into account peer companies’ volatility used by market participants when pricing the investment (note (i)).

Movie income right investments	81,101	63,091	Level 3
Income approach - in this approach, the discounted cash flow method was used to capture the present value of the expected future economic benefits to be derived from the investments in these movie income right
					Discount rate, taking into account weighted average cost of capital determined using a Capital Asset Pricing Model ranged from 10.40% - 12.59% as at April 30, 2021 and 2022

F-
5
3

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

c.	Fair value measurements of financial instruments - (Continued)

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis - (Continued)

Financial assets	Fair value as at		Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable input(s)
	2021	2022
	HK$	HK$
				investment, based on an appropriate discount rate.	(note (ii)) and expected ticket sales performance and expected movie production costs.
Notes:
(i)
A change in the expected volatility used in isolation would result in a change in the fair value of the private equity investments. A
 5%
increase/(decrease) in the expected volatility holding all other variables constant would result in a net

(decrease)/increase in the carrying amount of the private equity investments by (HK$
1,352
)/HK$
1,317
a
nd (HK$
850
)/HK$
804

as at April 30, 2021 and 2022, respectively.

(ii)
A 5%
increase/(decrease) in the discount rate holding all other variables constant would (decrease)/increase the carrying amount of the movie income right investments by (HK$
5,384
)/HK$
6,140
and (HK$
4,730
)/HK$
5,420
as at April 30, 2021

and 2022, respectively.

Reconciliation of Level 3 fair value measurements

	Unlisted investments classified as equity instruments at FVTPL	Movie income right investments	Total
	HK$	HK$	HK$
At May 1, 2020	131,232	—	131,232
Total gains in profit or loss	70,344	647	70,991
Transfer from Level 2 to Level 3	77,464	—	77,464
Transfer from Level 3 to Level 1	(78,540)	—	(78,540)
Purchases	2,361	80,454	82,815

At April 30, 2021	202,861	81,101	283,962
Total gains in profit or loss	129,101	2,889	131,990
Transfer from Level 2 to Level 3	6,202	—	6,202
Receipt of investment return	—	(20,899)	(20,899)
Disposals	(254,951)	—	(254,951)

At April 30, 2022	83,213	63,091	146,304

The net unrealized gains of HK$26,150, HK$15,141 and HK$1,428 for the years included in profit or loss related to financial assets at FVTPL held at April 30, 2020, 2021 and 2022, respectively.

F-
5
4

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

c.	Fair value measurements of financial instruments - (Continued)

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis - (Continued)

The investments of HK$77,464 and HK$6,202 were transferred from Level 2 to Level 3 category during the years ended April 30, 2021 and 2022, respectively, and the transfers are primarily attributable to changes in observability of valuation inputs in valuing these investments. Other than those disclosed above, there were no other transfer out of Level 2 and Level 3 during the years ended April 30, 2021 and 2022.
The investments of HK$78,540 were transferred from Level 3 to Level 1 category and the transfers are primarily attributable to conversion of unlisted ordinary shares to the ordinary shares of the investee upon its listing on the Tokyo Stock Exchange on March 30, 2021. In April 2021, the Company disposed of the aforesaid the equity investments for a cash consideration of HK$77,840, which resulted in an decrease in fair value of HK$700 from the date of transfer from Level 3 to Level 1 to the date of disposal. Other than those disclosed above, there were no other transfer out of Level 1 and Level 3 during the years ended April 30, 2021 and 2022.

(ii)	Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis
The Company considers that the carrying amount of the Group’s financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values due to the short-term nature of these instruments. Such fair values have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis.

27.	RELATED PARTY DISCLOSURES
In addition to the transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following significant related party transactions during the reporting period:

Relationship	Nature of transactions	2020	2021	2022
		HK$	HK$	HK$
Immediate holding company/ultimate holding company (note (ii))	Insurance brokerage services rendered	454	477	84
Immediate holding company/ultimate holding company (note (ii))	SpiderNet ecosystem solutions services rendered	—	7,467	12,800
Immediate holding company/ultimate holding company (note (ii))	Corporate expenses allocated	7,897	6,227	7,090
Fellow subsidiaries	Insurance brokerage services rendered	110	87	573
A fellow subsidiary	Disposal of an investment (note (i))	317,102	—	—
A related company	SpiderNet ecosystem solutions service rendered	—	5,000	—

F-
5
5

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

27.	RELATED PARTY DISCLOSURES - (CONTINUED)

Notes:
(i)	On June 30, 2019, the Group disposed of an investment to a fellow subsidiary for cash consideration of HK$317,102 to streamline the businesses of the respective entities.
(ii)
The amounts represent transactions with AMTD Group which was the immediate holding company of the Company before December 30, 2020 and is the ultimate holding company of the Company on and after December 30, 2020.

Compensation of key management personnel
The directors of the Company were considered to be the key management personnel of the Company. The remuneration of the directors of the Company is set out in note 12. The remuneration of key management personnel is determined with regard to the performance of individuals and market trends.
Centralized cash management and major
non-cash
transactions
Treasury functions of the Group are conducted centrally under AMTD Group and inter-company fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at AMTD Group level and allocates the funds to various entities within AMTD Group for their operations. In May and August 2019 and April 2021, certain entities within AMTD Group had entered into intercompany financing and offsetting agreements pursuant to which certain intercompany receivables and payables are to be netted-off for settlement purpose. These constituted material non-cash transactions.
During the year ended April 30, 2020, amount due
from AMTD Group, amount due to AMTD Group, amounts due from fellow subsidiaries and amounts due to fellow subsidiaries, which amounted to HK$249,968, HK$2,816,925, HK$3,452,383 and HK$385,490, respectively, were transferred or netted-off under these agreements
.
During the year ended April 30, 2021, amount
due from AMTD Group, amount due to AMTD Group, amounts due from fellow subsidiaries and amounts due to fellow subsidiaries, which amounted to HK$570,869, HK$352,595, HK$1,647,052 and HK$1,854,976, respectively, were transferred or netted-off under these agreements.

As at April 30, 2021 and 2022, the amounts due from (to) AMTD Group and fellow subsidiaries were unsecured, interest free and repayable on demand.
Details of impairment assessment of amounts due from AMTD Group and fellow subsidiaries are set out in note 26(b).

28.	SHARE-BASED COMPENSATION
On August 3, 2020, the Company granted 38,710 shares of Class A ordinary shares, which has a vesting period of 3 years, to an employee of the Company. The grant date fair value of the Class A ordinary shares is determined based on recent transaction price of the Company’s equity share.
On July 31, 2021, the Company granted 17,540 restricted shares units of Class A ordinary shares (“RSUs”) to an employee of the Company. The RSUs granted have a vesting period of three years of employment services with the first one-third vesting on the first anniversary from grant date, and the remaining two third vesting on an annual basis over a two-year period ending on the third anniversary of the grant date. The

F-
5
6

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

28.	SHARE-BASED COMPENSATION - (CONTINUED)

grant date fair value of the RSUs is determined based on recent transaction price of the Company’s equity share.
On
September
3, 2021, PolicyPal, a subsidiary of the Company, granted 5,827 ordinary shares of PolicyPal to its employees. The shares granted were vested immediately. The grant date fair value of the ordinary shares of PolicyPal are determined based on recent transaction price of PolicyPal’s equity shares.
The non-vested shares and RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right. In the event a non-vested shareholder’s employment for the Group is terminated for any reason prior to the third anniversary of the grant date, the holder’s right to the non-vested shares and RSUs will terminate effectively. The outstanding non-vested shares and RSUs shall be forfeited and automatically transferred to and reacquired by the Group without any consideration.
For the years ended April 30, 2020, 2021 and 2022, the non-vested shares and RSUs movement was as follows:

	Non-vested RSUs of the Company outstanding	Non-vested shares outstanding
		Class A ordinary shares of the Company	Ordinary shares of PolicyPal
At May 1, 2020	—	—	—
Grant	—	38,710	—
Vested	—	—	—

At April 30, 2021	—	38,710	—
Grant	17,540	—	5,827
Vested	—	—	(5,827)

At April 30, 2022	17,540	38,710	—

The aggregate fair value of the restricted shares and RSUs at grant dates was nil, HK$3,728 and HK$5,743 for the years ended April 30, 2020, 2021 and 2022, respectively.
The share-based payment expense amounted to nil, HK$932 and HK$8,871 was recognized in the consolidated financial statements during the years ended April 30, 2020, 2021 and 2022, respectively.
As of April 30, 2022 there was HK$3,065 unrecognized compensation cost related to non-vested shares and RSUs which is expected to be recognized over a weighted average vesting period of 2.3 years.

F-
5
7

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

29.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Amount due to AMTD Group	Amounts due to fellow subsidiaries	Amount due to a former fellow subsidiary	Total
	HK$	HK$	HK$	HK$
At May 1, 2019	3,202,600	2,543,239	19,966	5,765,805
Financing cash flows	(104,393)	(212,229)	(19,966)	(336,588)
Non-cash transaction (note)	(2,816,925)	(385,490)	—	(3,202,415)

At April 30, 2020	281,282	1,945,520	—	2,226,802
Financing cash flows	71,313	(90,544)	—	(19,231)
Non-cash transaction (note)	(352,595)	(1,854,976)	—	(2,207,571)

At April 30, 2021 and 2022	—	—	—	—

There was no activity during the year ended April 30, 2022.

Note:
Pursuant to the offsetting agreements described in note 27, amount due to AMTD Group and amounts due to fellow subsidiaries, which amounted to HK$2,816,925 and HK$385,490, respectively, were transferred or netted-off
with amounts due from AMTD Group and fellow subsidiaries under these agreements during the year ended April 30, 2020. Amount due to AMTD Group and amounts due to fellow subsidiaries, which amounted to HK$352,595 and HK$1,854,976, respectively, were netted-off with amounts due from AMTD Group and amounts due from fellow subsidiaries under these agreements during the year ended April 30, 2021.

30.	OTHER COMMITMENT
The Group entered into a binding term sheet in December 2019 with certain third parties to establish a consortium in which the Group expects to be the largest shareholder holding

35.2%
of equity interest for a consideration of Singapore Dollar
 79.2 million (equivalent to approximately HK$435,000).
The consortium is expected to establish Singa Bank, a digital wholesale banking platform to be established to provide comprehensive services to small and medium-sized enterprises and corporate clients in Singapore. On December 4, 2020, the MAS announced the grant of four licenses to other applicants, indicating that the digital banking licenses are introduced as a pilot, and the MAS will consider granting more of such licenses in the future. The consortium intends to further pursue such digital banking license opportunity, and plan
s
to submit an application if and when the MAS opens up new round of applications for such licenses in the future. As of the date of this report, the launch of the Singa Bank is subject to opening up of new round of applications for the digital wholesale banking license by MAS and the relevant approval of such license from the MAS and other regulatory requirements.
In June 2020, the Group entered into a binding term sheet to acquire 55% equity interest in CapBridge Financial Pte. Ltd., which holds a capital markets services license in respect of dealing in capital markets products that are securities and a collective investment schemes license in Singapore, for a consideration of US$1,280 (equivalent to approximately HK$9,920) in cash and 3,878,000 of Class A ordinary shares of the Company. The proposed acquisition is subject to MAS’s final approval.

F-
5
8

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

31.	REGULATORY REQUIREMENT
The Company’s insurance brokerage subsidiary, AMTD RSG, is subject to the Hong Kong Insurance Ordinance, which requires the maintenance of minimum paid-up share capital and net assets of
 HK$100

all the times before January 1, 2022 and HK$300 all the times starting from January 1, 2022 onwards. At April 30, 2021 and 2022, AMTD RSG was in compliance with this requirement.

32.	EVENTS AFTER THE REPORTING PERIOD
The Group has evaluated events subsequent to April 30, 2022 through August
30
, 2022, the date on which the financial statements are available to be issued. Significant events subsequent to April 30, 2022 are as follows:

•
On July 15, 2022, the Company completed the initial public offering and listing by way of issuance of 6,400,000 Class A ordinary shares of the Company on the NYSE under the stock code “HKD”, and which were presented by the American depository shares (each representing 0.4 Class A ordinary share
s
of the Company) (“ADSs”).

•	On August 8, 2022, the over-allotment option was fully exercised and the Company issued additional 960,000 Class A ordinary shares and which were presented by the ADSs.

•
On August 16, 2022, AMTD Group, AMTD IDEA Group and the Company jointly announced that AMTD IDEA Group had entered into certain agreements with AMTD Group and the Company (the “AMTD Assets Agreements”). Pursuant to the terms of the AMTD Assets Agreements, AMTD IDEA Group will acquir
e 100%
of the equity interest in AMTD Assets Group (“AMTD Assets”), which holds a global portfolio of premium whole building properties, from AMTD Group at a consideration o
f US$268
million which will be settled by newly issued Class B ordinary shares of AMTD IDEA Group. AMTD IDEA Group will subsequently transfer suc
h 100%
of the equity interest in AMTD Assets to the Group at consideration of
U
S$268
million which will be settled by 515,385 newly issued Class B ordinary shares of the Company at US$

per share (equivalent to a value of US$208 per ADS). These transactions are considered to be acquisitions under common control and expected to close in September 2022 subject to certain closing conditions. Upon the completion of these transactions, AMTD Assets will be wholly owned by the Company and become a subsidiary of the Company, while AMTD IDEA Group will further increase its ownership interest in the Company to
 87.64%.

33.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved by the board of directors and authorized for issue on August
30
, 2022.

F-5
9