Form 20-F
period 2023-04-30
AMTD Digital Inc.
filed 2023-08-23
CIK 1809691

U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2023
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

N/A
(Translation of Registrant’s Name into
En
glish)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
27-29 rue de
Bassano
75008 Paris
(Address of Principal Executive Offices)
Feridun Hamdullahpur
, Chairman of Executive Management Committee and Director
Telephone: +33 (0) 1 7673 2800

27-29 rue de Bassano
75008 Paris
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
10,928,142
Class A ordinary shares, par value US$0.0001 per share, and 65,650,000 Class B ordinary shares, par value US$0.0001 per share, as of April 30, 2023.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

•	“ADRs” refers to the American depositary receipts that evidence the ADSs;

•	“ADSs” refers to our American depositary shares, every five of which represents two Class A ordinary shares;

•	“AMTD Group” refers to the Controlling Shareholder and its subsidiaries;

•	“AMTD Assets” refers to AMTD Assets Group, a Cayman Islands exempted company with limited liability, and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 each;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 each;

•	“Controlling Shareholder” refers to AMTD Group Inc. (formerly known as AMTD Group Company Limited), a British Virgin Islands company;

•	“France” refers to French Republic;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“NYSE” refers to the New York Stock Exchange;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“SG$” or “Singapore dollars” refers to the legal currency of Singapore;

•	“SEHK” refers to the Stock Exchange of Hong Kong Limited;

•	“SGX-ST” refers to the Singapore Exchange Securities Trading Limited;

•	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;

•	“US$” or “U.S. dollars” refers to the legal currency of the United States; and

•	“we,” “us,” or “our company” refers to AMTD Digital Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is United States dollars.

We have elected to change the presentation currency in our financial statements from HK$ to US$ which better reflects the economic footprint of our business. We believe that the presentation currency change will give investors and other stakeholders a clearer understanding of our performance over time. The change in presentation currency is a voluntary change. We have applied the change of presentation currency retrospectively to our historical results of operations and financial statements included in this annual report.

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

You can identify these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in, expected growth and market size of our industries;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our products and services;

•	competition in our industries;

•	our proposed use of proceeds;

•	government policies and regulations relating to our industries;

•	fluctuations in general economic and business conditions globally; and

•	assumptions underlying or related to any of the foregoing.

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

This annual report contains certain data and information that we obtained from industry publications and reports generated by third-party providers of market intelligence. We have not independently verified the accuracy or completeness of the data and information contained in these publications and reports. Statistical data in these publications also include projections based on a number of assumptions. Our industries may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions.

PART I

Our Corporate Structure

AMTD Digital Inc. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries. Investors in the ADSs thus are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, “we,” “us,” or “our company” refers to AMTD Digital Inc. and its subsidiaries. This structure involves unique risks to investors. As a holding company, we may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them. For a detailed description, see “—Cash Transfers and Dividend Distribution.”

Risks Relating to Doing Business in China

We face various legal and operational risks and uncertainties relating to our operations. Although we do not have any material operation or maintain any office or personnel in mainland China and we do not have any variable interest entities structure in place, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to variable interest entities, data and cyberspace security, and anti-monopoly concerns, would apply to us. Should these statements or regulatory actions apply to us in the future, or if we expand our business operations into mainland China leveraging our fusion-in program, through AMTD SpiderNet ecosystem or in some other ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into or maintain our investment in mainland China as foreign investments or accept foreign investments, or conduct securities issuance outside of the PRC may be restricted. For example, PRC regulators have been increasingly focusing on regulation in areas of data security and data protection and the PRC authorities requirements regarding cybersecurity are constantly evolving. Various regulatory authorities in China, specifically the Cyberspace Administration of China, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. As of the date of this annual report, we do not have any material operation in mainland China and we have not collected, stored, or managed any personal information in mainland China. Our management have conducted an analysis of the status and scope of our operations, including data compliance, and have concluded that currently we do not expect that laws and regulations in mainland China on data security, data protection or cybersecurity to be applied to us or that the oversight of the Cyberspace Administration of China will be extended to our operations outside of mainland China. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future and if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business, financial condition, and results of operations. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

The PRC government has significant authority to regulate, influence or intervene in the mainland China operations of an offshore holding company at any time. It also oversees and controls and may exert more control over offerings conducted outside mainland China by, and foreign investment in, China-based issuers. We cannot assure you that such oversight and control will not be extended to us. These risks, together with uncertainties in the legal system and the interpretation and enforcement of laws, regulations, and policies in mainland China, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

We also face risks relating to the lack of inspection on our auditor from the Public Company Accounting Oversight Board, or the PCAOB, which may cause our securities to be delisted from the NYSE, or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for two consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in China, including our auditor. In September 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended April 30, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed China from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended April 30, 2023. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in China, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in China and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. The delisting or the cessation of trading of the ADS, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in China is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in China, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by the NYSE to delist our securities. Additionally, the inability of the PCAOB to conduct inspections in the past has deprived our investors with the benefits of such inspections. These risks could result in a material adverse change in our operations and the value of the ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

As of the date of this annual report, we do not have any material operation or maintain any office or personnel in mainland China. We have not collected, stored, or managed any personal information in mainland China. As such, we believe that we are not required to obtain any permission from or complete filing with the PRC authorities to operate and issue the ADSs to foreign investors as of the date of this annual report, including the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC. If (i) we do not receive or maintain any permission or approval, or complete filing required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into or maintain our investment in mainland China as foreign investments or accept foreign investments, or conduct securities issuance outside of the PRC may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of China, and otherwise result in material adverse change in our operations and the value of the ADSs” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties arising from the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws in mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Asia. In addition, we plan to emphasize Europe as our core future area of growth. We maintain our bank accounts and balances primarily in licensed banks in the United States and Asia. Most of our cash is in U.S. dollars. If needed, cash can be transferred between our Cayman Islands holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries. During the year ended April 30, 2023, a total of US$17.5 million was transferred in the form of cash advances from our subsidiaries to our Cayman Islands holding company and a total of US$25.0 million was transferred from our Cayman Islands holding company to our subsidiaries. No material transfer of other assets was made between our holding company and subsidiaries during the year ended April 30, 2023 and we intend to settle amounts owed between our Cayman Islands holding company and subsidiaries to the extent required by our business operations.

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

One of our subsidiaries, AMTD Risk Solutions Group Limited, or AMTD RSG, a licensed insurance intermediary under the Insurance Ordinance (Cap. 41) of Hong Kong, is subject to minimum paid-up capital requirements under relevant rules. BaoXianBaoBao Pte. Ltd., a wholly-owned subsidiary of PolicyPal Pte. Ltd. for which we hold a 51% equity interest, is a registered insurance broker and an exempt financial adviser in Singapore and is subject to a paid-up share capital requirement of an amount of not less than SG$300,000 under relevant rules. In considering any distribution of the earnings by our subsidiaries to their respective holding companies, we must consider their respective financial conditions before making a decision. There are no other significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed. There are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

The PRC government has significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time, and such oversight may also extend to us. We cannot assure you that the PRC government will not prevent us from transferring the cash we maintain outside of China, or restrict our ability to deploy our cash into business or to pay dividends. We could also be subject to limitations on the transfer or the use of our cash if we expand our business operations into mainland China or conduct our operations in some other ways such that we become subject to laws in mainland China that regulate these activities. Any limitation on our ability to transfer or use our cash could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of China, and otherwise result in material adverse change in our operations and the value of the ADSs.”

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

Risks Relating to Doing Business in China

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

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

•

The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•

Although we do not have any material operation in mainland China and plan to emphasize Europe as our core future area of growth, we face risks and uncertainties associated with the complex and evolving laws and regulations in mainland China and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would apply to us. Should these statements or regulatory actions apply to us in the future, or if we expand our business operations into mainland China leveraging our fusion-in program, through AMTD SpiderNet ecosystem or in some other ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. For example, if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business, financial condition, and results of operations.

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

•

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

•

If we were to be required to obtain any permission or approval from or complete filing with the CSRC, the CAC, or other PRC authorities in connection with our overseas offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.

Risks Relating to Our Business and Industries

•

We operate in the emerging, dynamic, and competitive digital financial services industry, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that our current or future strategies will be successfully implemented or will generate sustainable profit.

•

We have a limited operating history and experience in our digital solutions services—non financial services business, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

•

Our Controlling Shareholder has a limited operating history and experience in the newly developed digital banking business in Asia, which makes it difficult to evaluate our business. We cannot assure you that the digital banking initiatives of our Controlling Shareholder will develop or succeed as we expect.

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

•	Failure to maintain and enlarge our AMTD SpiderNet ecosystem including our client base or strengthen client engagement may adversely affect our business and results of operations.

•	Failure to obtain, renew, or retain licenses, permits, or approvals may affect our ability to conduct or expand our business.

•	We are subject to extensive and developing regulatory requirements, and noncompliance with or changes to these regulatory requirements may affect our business operations and financial results.

•	Our digital solutions services—financial services business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins, and further result in loss of market share, departures of qualified employees, and increased capital expenditures.

•	The film and entertainment industries are highly competitive.

•	Industry changes in the film and entertainment industries may have a negative impact on our operations.

•	The hospitality market is highly competitive, and our subsidiary AMTD Assets may be unable to compete successfully with its current or future competitors.

•	Our hospitality services are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenue and limit opportunities for growth.

•

AMTD Digital Inc. is not an operating company but a holding company incorporated in the Cayman Islands, and this structure involves unique risks to investors. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them. Our digital investments business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all. All of these may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Our digital investment business is subject to liquidity risks,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We may need additional financing but may not be able to obtain it on favorable terms or at all.”

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

Risks Relating to Doing Business in China

The PRC government’s significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of China, and otherwise result in material adverse change in our operations and the value of the ADSs.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time as the government deems appropriate to advance regulatory and social objectives and policy positions. For instance, the PRC government has recently published new policies that significantly affected certain industries. We cannot assure you that the oversight of the PRC government will not be extended to us or that new policies will not be introduced to regulate our industries. The PRC government may also prevent us from transferring the cash we maintain outside of China, or restrict our ability to deploy our cash into business or to pay dividends. Any such action could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business, and could result in a material adverse change to our business operations, our prospects, financial condition, and results of operations, require us to seek additional permission to continue our operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. See also “—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed China from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in China, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China and our auditor was subject to that determination. In September 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended April 30, 2022. On December 15, 2022, the PCAOB removed China from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended April 30, 2023. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in China, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in China and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Furthermore, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in China is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC or any other foreign jurisdiction. If authorities in the PRC or another foreign jurisdiction were to take a position at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in China, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, our securities will be prohibited from being traded on U.S. markets and this could result in a determination by the NYSE to delist our securities. If our shares and the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for the ADSs will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations, and prospects.

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

In some jurisdictions, including mainland China where we do not have material operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, on December 28, 2021, the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022 and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before a foreign listing. Although our securities have been listed on the New York Stock Exchange, given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation have been issued by any authority and the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Data Security Regulations. The Draft Data Security Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” There is also no timetable as to when the Draft Data Security Regulations will be enacted. As such, it remains unclear whether the final version adopted in the future will have any further material changes, and it is uncertain how the draft regulations will be enacted, interpreted, or implemented and how they will affect us. It remains uncertain whether future regulatory changes in China would impose additional restrictions on companies like us. We cannot predict the impact of these future regulatory changes, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If future regulatory updates mandate clearance of cybersecurity review and other specific actions to be completed by us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we do not have any material operation in mainland China. We have not collected, stored, or managed any personal information in mainland China. In addition, we plan to emphasize Europe as our core future area of growth. As such, we currently do not expect the Cybersecurity Review Measures, the Draft Data Security Regulations or other recent regulations will have an impact on our business or results of operations, and we believe that we are compliant with the regulations and policies that have been issued by the CAC to date. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputation damages. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

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

If we were to be required to obtain any permission or approval from or complete filing with the CSRC, the CAC, or other PRC authorities in connection with our overseas offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.

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

In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of overseas listings of China-based companies, cybersecurity and data privacy protection requirements and similar matters. On December 28, 2021, the Cyberspace Administration of China and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing. On December 27, 2021, the NDRC and the Ministry of Finance jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. In October 2022, the NDRC and the Ministry of Finance jointly issued the Encouraged Foreign Investment Industry Catalog (2022 Version), which became effective on January 1, 2023. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to the relevant regulations on the domestic securities investments by foreign investors. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in Mainland China that directly or indirectly offer or list their securities in an overseas market, including a company in Mainland China limited by shares and an offshore company whose main business operations are in Mainland China and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in Mainland China are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provide that a company in Mainland China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. The foregoing regulations are either recently issued or remain in draft form and there remain substantial uncertainties with respect to their interpretation and implementation.

As of the date of this annual report, we do not have any material operation or maintain any office or personnel in mainland China. We have not collected, stored, or managed any personal information in mainland China. In addition, we plan to emphasize Europe as our core future area of growth. As such, we believe that we are not required to obtain any permission from or complete filing with the PRC authorities to operate and issue the ADSs to foreign investors as of the date of this annual report, including permissions from the CSRC or the CAC. If (i) we do not receive or maintain any permission or approval, or complete filing required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into or maintain our investment in mainland China as foreign investments or accept foreign investments, or conduct securities issuance outside of the PRC may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “—Risks Relating to Doing Business in China—The PRC government’s significant authority to intervene in or influence the mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of China, and otherwise result in material adverse change in our operations and the value of the ADSs” and “—Risks Relating to Doing Business in China—Uncertainties arising from the legal system in mainland China, including uncertainties regarding the interpretation and enforcement of laws in mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”

Risks Relating to Our Business and Industries

We operate in the emerging, dynamic, and competitive digital financial services industry, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that our current or future strategies will be successfully implemented or will generate sustainable profit.

We primarily operate in Asia’s digital financial services industry. The digital financial services industry is relatively new and rapidly evolving, business models continue to evolve, and the industry may not develop as we anticipate. The regulatory framework in Asia governing the digital financial services industry is also developing and may remain uncertain in the near future. As our business develops and in response to the evolving client needs and market competition, we need to continually introduce new products and services, improve our existing products and services, or adjust and optimize our business model. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may need to impose more rigorous risk management systems and policies, which may adversely affect the growth of our business. Any significant change to our business model may not achieve expected results and may materially and adversely affect our financial condition and results of operations. It is therefore difficult to accurately predict our future prospects.

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

We have a limited operating history and experience in our digital solutions services—non financial services business, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

We commenced operations of our digital solutions services—non financial services business in December 2017, primarily providing clients with exclusive paid membership access to the AMTD SpiderNet. Since then we have achieved rapid growth in terms of client base and revenue. For the fiscal years ended April 30, 2021, 2022, and 2023, our digital solutions services—non financial services business accounted for 94.0%, 93.7% and 84.8% of our total revenue, respectively. However, our limited operating history in our digital solutions services—non financial services business may not be indicative of our future growth or financial results. We cannot assure you that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in our industries may encounter, including, among others, risks and uncertainties regarding our ability to:

•	enrich the AMTD SpiderNet ecosystem;

•	identify business synergies and enhance connectivity for our clients;

•	enrich our content offerings;

•	retain existing clients and attract new clients;

•	offer customized and comprehensive services tailored to corporates’ needs throughout their lifecycles;

•	upgrade existing technology and infrastructure and develop new technologies;

•	successfully compete with other companies that are currently in, or may in the future enter, our industries or similar industries; and

•	observe and strategize on the latest market trends.

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

Our Controlling Shareholder has a limited operating history and experience in the newly developed digital banking business in Asia, which makes it difficult to evaluate our business. We cannot assure you that the digital banking initiatives of our Controlling Shareholder will develop or succeed as we expect.

Airstar Bank, a virtual bank jointly established by our Controlling Shareholder and Xiaomi Corporation, or Xiaomi, provides digital banking services in Hong Kong. Airstar Bank launched a pilot trial of its digital banking services to a limited and selected number of clients, including deposit, loan, and fast payment and remittance in March 2020, and fully launched its platform to the general public in June 2020. It will gradually expand its product and service offerings as its business develops. We have entered into an agreement with our Controlling Shareholder to provide Airstar Bank with the support from our digital solutions services—non financial services, including resources, capital support, and expertise in the financial services industry to support its business development and support them to gradually build up their own ecosystem for an annual service fee. Airstar Bank expects to rely on the industry experience and technological and operational support of our business partner, Xiaomi, to provide online banking services to retail and corporate clients. The existing client base of Xiaomi and AMTD Group will also initially be a key target customer segment for Airstar Bank. Although we expect Airstar Bank to continuously improve its product designs and services based on client feedback, we cannot assure you that Airstar Bank will be able to achieve the expected results with respect to its product and service offerings.

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

Our Controlling Shareholder operates its digital banking business in Hong Kong. We aim to continue our expansion into Asia and Europe as we grow our business and as regulations permit. As such, our historical financial results may not be indicative of our future financial results, and investors may find it difficult to evaluate our business.

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

Our success depends on our ability to attract or retain clients through the provision of a strong value proposition of our SpiderNet ecosystem, high-quality products, and satisfactory services, and to generate recurring business from existing clients. To attract and retain clients, we need to further enrich our product and service offerings by producing and providing new high-quality products and satisfactory services in a cost-effective and timely manner. Furthermore, we need to anticipate and quickly respond to changing client preferences and development in the market trends. We make bespoke recommendations of insurance products and services to clients based on their needs, and we also develop insurance products in cooperation with our insurer partners to meet the evolving needs of insurance solutions clients. Our ability to provide these products and services is dependent on our industries expertise and innovative ideas and technologies. However, we cannot assure you that the products and services that we design and develop on our own or together with our insurer partners will cater to the needs of potential or existing clients, sustain for a period of time that we expect them to, or be welcomed or accepted by the market at all. If we fail to cater to the needs and preferences of our clients or deliver high-quality product or provide satisfactory service in an efficient manner, or our clients cannot find their desired products or services at attractive prices and terms, they may turn to other channels for their needs and we may suffer from reduced client base. If we are unable to grow our client base or increase client satisfaction, our business, financial condition, and results of operations may be materially and adversely affected.

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

Financial services is a highly-regulated industry, and we are required to obtain applicable licenses, permits, and approvals from different regulatory authorities in order to conduct or expand our business. Various government authorities in Asia have promulgated various regulations on the financial services, including regulations requiring insurance brokerage license, and exempt financial advisor status. We have maintained our insurance brokerage license for general and long term business (including linked long term business) issued by the Hong Kong Insurance Authority on September 9, 2022 through AMTD RSG. In Singapore, BaoXianBaoBao Pte. Ltd., a digital insurance platform in which we hold a 51% equity interest, is a registered insurance broker with respect to direct insurance and exempt financial advisor in relation to advising on investment products that are life policies and arranging of life policies, other than for reinsurance (and has notified the MAS of the same), and offering technology services to insurance partners. Additionally, there is no assurance that the regulatory authorities will not issue new regulations governing the financial product and service industry that might require us or our business partners to obtain additional licenses, permits, or approvals for our current or future business operations, which may materially and adversely affect our business operations and financial condition. Failure to obtain additional licenses under current or new regulations may also impair our ability to expand our businesses across new geographical regions.

We are subject to extensive and developing regulatory requirements, and noncompliance with or changes to these regulatory requirements may affect our business operations and financial results.

The digital financial services industry is highly regulated in Asia. In the Asia markets where we currently or plan to operate, the government or other regulatory authorities regulate the financial services industry extensively. A number of regulatory authorities, oversee different aspects of the financial services business in

Asia, and promulgate and enforce laws and regulations that cover banking, insurance, stored-value facilities, and money-lending services, including entry into such businesses, scope of permitted activities, licenses and permits for various operations, and pricing. See “Item 4. Information on the Company—B. Business Overview—Regulations in Singapore” and “Item 4. Information on the Company—B. Business Overview—Regulations in Hong Kong.”

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

Our digital solutions services—financial services business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins, and further result in loss of market share, departures of qualified employees, and increased capital expenditures.

The digital financial services industry is intensely competitive and subject to rapid change, and we expect it to remain so. We currently compete primarily in Asia, and on the basis of a number of factors, including the ability to adapt to evolving financial needs of a broad spectrum of clients, our ability to identify market demands and business opportunities, the quality of our services, our employees, the range and price of our products and services, our innovation, our reputation, and the strength of our relationships. If we fail to compete effectively against our competitors, our business, financial conditions, results of operations, and prospects will be materially and adversely affected.

Our digital solutions services—financial services business generally requires us to react promptly to the evolving demand of our clients and be able to provide innovative financial solutions tailored to their needs. If we are unable to differentiate ourselves from our competitors, drive value for our clients, or effectively align our resources with our goals and objectives, we may not be able to compete effectively. Our competitors may introduce their own value-added services or solutions more effectively than we do, which could adversely impact our growth. Failure to compete effectively against any of these competitive threats could have a material adverse effect on us. In addition, the highly competitive nature of our industries could lead to increased pricing pressure which could have a material impact on our overall business and results of operations. We may not be able to compete effectively with our competitors at all times and always be able to provide innovative financial solutions that promptly and accurately address our clients’ needs. If this were to happen, our ability to attract new or retain existing clients will suffer, which would materially and adversely affect our revenue and earnings.

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

We operate in the highly competitive advertising and marketing industry and face significant competition for advertising spending from operators of new and traditional advertising channels. If we cannot compete successfully, our results of operations would be materially and adversely affected.

The advertising and marketing business is highly competitive and constantly changing. We face competition for general advertising spending from operators of many other forms of advertising channels, including television, print media, Internet and other types of advertising. Our advertising and marketing services compete with other providers of creative, marketing or media services to maintain existing client relationships and to develop new business. Our competitors include not only other large multinational advertising and marketing communications companies, but also smaller entities that operate in local or regional markets as well as new forms of market participants.

Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significant greater brand recognition, financial, marketing or other resources. Significant competition will provide advertising clients with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits.

Competitive challenges also arise from rapidly-evolving and new technologies in the advertising and marketing space, creating opportunities for new and existing competitors and a need for continued significant investment in tools, technologies and process improvements. As data-driven marketing solutions become increasingly core to the success of our advertising and marketing business, any failure to keep up with rapidly changing technologies and standards in this space could harm our competitive position.

The competitive market for advertising and marketing requires us to continuously identify new advertising trends of advertisers and consumers. In response to these new advertising trends, we may need to quickly develop and adopt new formats, features and enhancements for our advertising network and/or cost-effectively expand into additional advertising media and platforms beyond print advertising. We may be required to incur development and acquisition costs in order to keep pace with new advertising trends. If we fail to identify or respond adequately to these changing advertising trends, demand for our advertising and marketing services may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects, financial condition and results of operations.

The film and entertainment industries are highly competitive.

The film and entertainment industries are highly competitive. It is also partially dependent on the availability of potential viable projects and necessary funding to successfully complete such projects. Accordingly, we will need to locate promising projects and be able to secure necessary funding, in what may be uncertain markets. We are therefore susceptible to not only the economics of the film and entertainment businesses, but also the economy in general. Any significant downturn in the market or in general economic conditions would likely negatively affect our business and your investment in the ADSs.

Further, we believe the successful production and distribution of any movie project involves being able to secure qualified personnel to produce, finalize and market the project. Production requires qualified directors, writers, performers and a variety of technical persons to produce a final product. Once produced, it is necessary to distribute and market the project to a receptive public. Because we are a new entry into the industry, we may not have the experience, history and reputation to attract qualified persons, who may be more inclined to work for a larger and more established company. It is also necessary to work with a distributor that will be capable of distributing the finished project to a suitable and receptive audience. The inability to locate and secure qualified professionals to produce, distribute and market our projects would have a severe, negative affect our business and ability to generate revenues.

Industry changes in the film and entertainment industries may have a negative impact on our operations.

The film and entertainment industries, in general, are continually undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded on demand services, independent productions, streaming and video games. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is difficult to accurately predict the effect that these and other new technological developments may have on the film industry. These uncertainties, among others, may have a negative impact on our business, financial condition, and results of operations.

The hospitality market is highly competitive, and our subsidiary AMTD Assets may be unable to compete successfully with its current or future competitors.

The market to provide hospitality services is highly competitive and fragmented. The barriers to entry are low and new competitors may enter the market at any time. Our current or potential competitors include global hotel brands, regional hotel chains, independent hotels, online travel agencies and home-sharing and rental services and short term/vacation rental. Our competitors may adopt aspects of our business model, which could reduce our ability to differentiate our offerings. Additionally, current or new competitors may introduce new business models or services that we may need to adopt or otherwise adapt to in order to compete, which could reduce our ability to differentiate our business or services from those of our competitors. Increased competition could result in a reduction in revenue, fewer attractive properties, higher costs or reduced market share.

Furthermore, some of our current or potential competitors, such as major hotel brands, are larger and have more resources than we do. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition in their markets, well-established loyalty programs, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. Moreover, the hospitality services industry has experienced significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst our competitors will give them increased scale and may enhance their capacity, abilities and resources, as well as lower their cost structures. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. For all of these reasons, AMTD Assets may not be able to compete successfully against current and future competitors.

Our hospitality services are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenue and limit opportunities for growth.

Our hospitality services through our subsidiary AMTD Assets are subject to a number of business, financial, and operating risks inherent to the hospitality industry, including:

•	competition from hospitality providers in the localities where we operate our hotels and serviced apartments;

•	relationships with business partners;

•

increases in costs due to inflation or other factors that may not be fully offset by increases in revenue in our business, as well as increases in overall prices and the prices of our offerings due to inflation, which could weaken consumer demand for travel and the other products we offer and adversely affect our revenue;

•	the ability of third-party Internet and other travel intermediaries who sell our hospitality services to guests to attract and retain customers;

•	cyclical fluctuations and seasonal volatility in the hospitality industry;

•	changes in desirability of geographic regions of our properties, changes in geographic concentration of our operations and customers, and shortages of desirable locations for development;

•	changes in the supply and demand for hospitality services, including rooms, food and beverage, and other products and services;

•	affluence of tourists, which can be affected by a slowdown in global economy;

•	political instability, pandemics, geopolitical conflict, heightened travel security measures, and other factors that may affect travel; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

Any of these factors could increase our costs or limit or reduce the prices we are able to charge for hospitality products and services, or otherwise affect our ability to maintain existing properties or develop new properties. As a result, any of these factors can reduce our revenue and limit opportunities for growth.

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

For the fiscal years ended April 30, 2021, 2022, and 2023, the top five clients in terms of overall income contribution aggregately accounted for 41.5%, 43.6%, and 42.2% of our total revenue, respectively. Although we plan to continue to expand our client base, launch more tailor-made products and solutions, and generate income from a wider range of clients, we cannot guarantee you that we will be able to succeed, and that such client concentration will decrease. If we fail to retain our top clients, our overall income may decrease and our financial condition and results of operations may be materially and adversely affected.

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

Our businesses are or will be materially affected by conditions in the financial markets and economic conditions in Asia and throughout the world. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access credit markets, rising interest rates or inflation, terrorism, political uncertainty, pandemic, social unrest, fiscal policy of governments and the timing and nature of any regulatory reform. The rising political tensions between the United States and China, which is caused by, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on officials and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products, may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. The global spread of coronavirus disease (COVID-19) in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

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

We have made equity investments in private companies and recognize changes in fair value on financial assets measured at fair value through profit or loss, or FVTPL, on our consolidated statement of profit or loss. For the fiscal years ended April 30, 2021, 2022, and 2023, changes in fair value on financial assets measured at FVTPL accounted for 41.0%, 65.6%, and 38.3% of our profit for the year, respectively. Fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity. While we may seek to hedge the market risk for some of these investments, an effective hedge may not be available, and if available, may not be fully effective. We measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook.

Our international expansion is subject to various risks.

We have been pursuing and will continue to pursue international expansion strategies, particularly in Europe. International expansion may expose us to additional risks, including:

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

If we are unable to effectively avoid or mitigate these risks, our ability to expand our business internationally will be affected, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Any negative publicity with respect to us, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industries in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors or investigations relating to our business, shareholders, or other beneficial owners, founder, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. For example, there have been allegations about certain regulatory matters in relation to the HKSFC against Dr. Calvin Choi, our founder, in relation to his previous work at a different financial firm independent from us. These allegations or investigations, even if unproven or meritless, may lead to additional inquiries, investigations, or other legal actions against us, our shareholders, founder, affiliates, directors, officers, or other employees by any regulatory or government authorities. Any such regulatory inquiries or investigations and lawsuits, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrongdoing by any key member of our management team, board of directors or founder, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients and other “AMTD SpiderNet” stakeholders, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about our industries in general or product or service quality problems of other firms in our industries, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

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

We follow our comprehensive internal risk management framework and procedures to manage our risks, including, but not limited to, reputational, legal, regulatory, compliance, operational, market, liquidity, and credit risks. However, our risk management policies, procedures, and internal controls may not be adequate or effective in mitigating our risks or protecting us against unidentified or unanticipated risks. In particular, some methods of managing risks are based upon observed historical market behavior and our experience in the financial industry. These methods may fail to predict future risk exposures, which could be significantly greater than those indicated by our historical measures. Other risk management methods depend upon an evaluation of available information regarding operating and market conditions and other matters, which may not be accurate, complete, up-to-date, or properly evaluated. In addition, the capital markets are constantly developing, the information and experience that we rely on for our risk management methods may become quickly outdated as capital markets and regulatory environment continue to evolve. Other than certain material weaknesses in our internal control over financial reporting identified as of April 30, 2022, which had been remediated in the current year ended April 30, 2023, any other deficiencies or failure in our risk management and internal control systems and procedures may adversely affect our ability to identify or report our deficiencies or non-compliance. In addition, failure of our employees to effectively enforce such risk management and internal controls procedures, or any of the foregoing risks, may have a material and adverse effect on our business, financial condition and operating results.

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

We are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. The anti-money laundering laws and regulations around the world to which we are subject require us to establish sound internal control policies and procedures with respect to anti-money laundering monitoring and reporting activities. Although we have adopted policies and procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals or improper activities (including but not limited to market manipulation and aiding and abetting tax evasion), such policies and procedures may not completely eliminate instances where our networks may be used by other parties to engage in money laundering and other illegal or improper activities. If we fail to fully comply with applicable laws and regulations, the relevant government agencies may impose fines and other penalties on us, which may adversely affect our business.

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

The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on officials and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

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

As a financial services firm with business exposure and operations in Asia, our businesses are materially affected by the financial markets and economic conditions in Asia and elsewhere in the world. Escalations of the tensions may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

We may need additional financing but may not be able to obtain it on favorable terms or at all.

We may require additional financing for further growth and development of our business, including any investments or acquisitions we may decide to pursue. If our existing resources are insufficient to satisfy our requirements, we may seek to issue equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and the financial industry in Asia. We cannot assure you that we will be able to secure financing in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition, and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We may be subject to legal or regulatory liability if we are unable to protect the personal and sensitive data and confidential information of our clients.

We collect, store, and process certain personal and sensitive data from our clients, particularly under our insurance solutions business, and we make certain personal information provided by clients or third party data providers available to insurer or other partners with client consent. We also collect, store, and process operating data and other information from our clients under our digital solutions services—non financial services business. We are required to protect the personal and sensitive data and confidential information of our clients under applicable laws, rules and regulations. While we have taken steps to protect the personal and sensitive data and confidential information of clients that we have access to, our security measures could be breached. In addition, we enter into non-disclosure agreements with potential business partners from time to time which may contain personal and sensitive data and confidential information of our clients. Any breach or leakage of such non-disclosure agreements by our potential business partners may subject us to liability. The relevant authorities may impose sanctions or issue orders against us if we fail to protect the personal and sensitive data and confidential information of our clients, and we may have to compensate our clients if we fail to do so. We routinely transmit and receive personal and sensitive data and confidential information of our clients through the internet and other electronic means. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, or any misuse or mishandling of such personal and sensitive data and confidential information could result in additional cost, legal liabilities, regulatory actions, and reputational damage to us, which could in turn inhibit the use of our platform, and materially and adversely affect our business prospects and results of operation.

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

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of the ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of April 30, 2023. See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of the ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

We maintain a number of registered domain names. As of the date of this annual report, we had two trademarks registered in Asia. We may in the future acquire new intellectual property such as trademarks, copyrights, domain names, and know-how. We will rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property rights. It is possible that third parties may copy or otherwise obtain and use our trademarks without authorization or otherwise infringe on our rights. We may not be able to successfully pursue claims for infringement that interfere with our ability to use our trademarks, website, or other relevant intellectual property or have adverse impact on our brand. We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including the emergence of an epidemic, pandemic, social unrest, terrorist attacks, or natural disasters.

Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics, social unrest, war, riots, terrorist attacks, or other public safety concerns. If we were to experience a natural or man-made disaster, disruption due to social or political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, the continuity of our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our business exposure and operations, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business could also be adversely affected if our employees are affected by epidemics, pandemics, natural or man-made disasters, disruptions due to social or political unrest or disruption involving electronic communications. In addition, our results of operations could be adversely affected to the extent that any epidemic or pandemic harms the global economy in general. The incidence and severity of disasters, epidemics or pandemics or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

In addition, although the COVID-19 pandemic increased demand for online financial solutions, digital media marketing, and other online-based products and services, its impact, including impact on our employees, clients, business partners, and third-party service providers, could continue to have a material and adverse effect on our business, financial condition, and results of operations. The COVID-19 pandemic has caused, and may continue to cause us and certain of our business partners, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business operations depend on our professional staff and the continued services of these individuals. If any of our employees is suspected of having contracted COVID-19, we may be required to apply quarantines or suspend our operations. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

Increases in labor costs may adversely affect our business and results of operations.

The global economy has experienced general increases in inflation and labor costs in recent years. As a result, average wages in different regions are expected to continue to increase. In addition, we are required by laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increasing labor costs, our financial condition, and results of operations may be adversely affected.

Risks Relating to Our Relationship with the Controlling Shareholder

We have limited experience operating as a stand-alone public company.

AMTD Digital Inc. was incorporated in September 2019 as a wholly-owned subsidiary of our Controlling Shareholder. Our Controlling Shareholder also controls AMTD IDEA Group, a leadingcomprehensive financial institution dual-listed on both the NYSE and SGX-ST (NYSE: AMTD; SGX: HKB). However, we have limited experience conducting our operations as a stand-alone public company. Prior to our initial public offering in July 2022, our Controlling Shareholder has provided us with financial, administrative, human resources, and legal services, and also has provided us with the services of a number of its executives and employees. After we become a stand-alone public company, we expect our Controlling Shareholder to continue to provide us with certain support services, but to the extent our Controlling Shareholder does not continue to provide us with such support, we will need to create our own support system. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

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

Prior to our establishment, the operations of our digital solutions services and digital investments businesses were carried out by companies owned or controlled by our Controlling Shareholder. For all periods presented, our consolidated financial statements include all assets, liabilities, revenue, expenses, and cash flows that were directly attributable to our digital solutions services and digital investments businesses whether held or incurred by our Controlling Shareholder or by us. With respect to costs of operations, an allocation of certain costs and expenses of our Controlling Shareholder were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenue and actual usage metrics, among other things attributable to us. We made numerous estimates, assumptions, and allocations in our historical financial statements because our Controlling Shareholder did not account for us, and we did not operate as a stand-alone company for any period prior to the completion of our initial public offering in July 2022. Although our management believes the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position, and cash flows as if we operated as a stand-alone public company during the periods presented. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Our Controlling Shareholder” for our arrangements with our Controlling Shareholder and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, we are in the process of establishing our own financial, administrative, and other support systems to replace our Controlling Shareholder’s systems, the cost of which could be significantly different from cost allocation with our Controlling Shareholder for the same services. Therefore, you should not view our historical results as indicators of our future performance.

We may not continue to receive the same level of support from our Controlling Shareholder.

We have benefitted significantly from our Controlling Shareholder’s strong market position and brand recognition. We may enter into a series of agreements relating to our ongoing business operations and service arrangements with our Controlling Shareholder in the future, we cannot assure you we will continue to receive the same level of support from our Controlling Shareholder as we now operate as a stand-alone public company. Our current clients may react negatively to our restructuring. This effort may not be successful, which could materially and adversely affect our business.

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

As of the date of this annual report, our Controlling Shareholder beneficially owned 33.9% of our outstanding ordinary shares, representing 84.8% of our total voting power. Accordingly, our Controlling Shareholder continues to be our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of the ADSs and may prevent us from pursuing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Indemnification arrangements with our Controlling Shareholder. In May 2021, we entered into a master transaction agreement under which we agree to indemnify our Controlling Shareholder with respect to lawsuits and other matters relating to our digital solutions services—financial services, digital solutions services—non financial services, digital media, contents, and marketing, and digital investments businesses, including operations of those businesses when we were a private company and a subsidiary of our Controlling Shareholder. These indemnification arrangements could result in our having interests that are adverse to those of our Controlling Shareholder, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we agreed to reimburse our Controlling Shareholder for liabilities incurred (including legal defense costs) in connection with any third party claim if it is ultimately determined that we are obligated to indemnify our Controlling Shareholder with respect to such third party claim.

•

Non-competition arrangements with our Controlling Shareholder. In May 2021, we entered into a non-competition agreement under which our Controlling Shareholder agrees not to compete with us in our digital solutions services—financial services, digital solutions services—non financial services, digital media, content, and marketing, and digital investments businesses, except for owning non-controlling equity interest in any company competing with us. We agree not to compete with our Controlling Shareholder in the respective businesses then conducted by our Controlling Shareholder, except that we may own non-controlling equity interests in any company competing with our Controlling Shareholder.

•

Employee recruiting and retention. Because we, and our Controlling Shareholder are engaged in financial service-related businesses in Asia, we may compete with our Controlling Shareholder in the hiring of new employees. In May 2021, we entered into a non-competition agreement and have a non-solicitation arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other’s employees.

•

Our board members or executive officers may have conflicts of interest. Our director and chief executive officer, Mark Chi Hang Lo, is also the group vice president of our Controlling Shareholder. Our chief financial officer, Xavier Ho Sum Zee, is also the chief financial officer of our Controlling Shareholder and AMTD IDEA Group. Our independent director, Dr. Feridun Hamdullahpur, is also a director of our Controlling Shareholder and an independent director of AMTD IDEA Group. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

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

The trading price of the ADSs has been and will likely to be volatile and could fluctuate widely due to factors beyond our control. Since their initial listing on the NYSE on July 15, 2022, the price of the ADSs has ranged from US$4.80 to US$2,555.30.

The market price of the ADSs is likely to continue to be highly volatile and could be significantly affected by broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other U.S.-listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors towards China-based, U.S.-listed companies, which consequently may affect the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industries;

•	variations in our revenue, profit, and cash flow;

•	changes in the economic performance or market valuations of other financial services firms;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industries;

•	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholders;

•	release or expiry of any transfer restrictions on our outstanding shares or the ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

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

As of the date of this annual report, AMTD IDEA Group beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 85.6% of our total issued and outstanding ordinary shares and 99.2% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States, and some of their assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon these individuals or to bring an original action against us or against them in the United States or in a court in the Cayman Islands in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise, including those based on the civil liability provisions of the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a Cayman Islands company to be listed on the NYSE, we are subject to the NYSE listing standards. The NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the NYSE: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.

We are primarily engaged in businesses relating to digital solutions services—financial services, digital solutions services—non financial services, and digital media, content, and marketing services. We also invest directly in various innovative technology companies to leverage, enhance, and enrich the AMTD SpiderNet ecosystem by including them in our ecosystem. These investments and other future investments may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, or the 1940 Act. Under Section 3(a)(1)(C) of the 1940 Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets

(exclusive of government securities and cash items) on an unconsolidated basis, or the 40% Test. We believe we are not an investment company within the meaning of the 1940 Act, as we do not hold ourselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities, and we pass the 40% Test with our “investment securities” not exceeding 40% of the value of our total assets on an unconsolidated basis.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year. If we are a PFIC for any taxable year, United States investors in the ADSs or ordinary shares could be subject to significant adverse U.S. federal income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC,” for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”).

Based upon our current and expected income and assets, including goodwill, we do not presently expect to be classified as a PFIC for the current taxable year or foreseeable future taxable years. Nevertheless, because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to our market capitalization (determined based on the market price of the ADSs), fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income and the value of our assets, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or the IRS, may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds the ADSs or ordinary shares, such holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds the ADSs or our ordinary shares, ever if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our Company

Our Controlling Shareholder, commenced our current digital solutions services—financial services business in October 2004. Our Controlling Shareholder commenced our current digital investments business in July 2016 and digital solutions services—non financial services business in December 2017.

In December 2019, we carried out a restructuring to carve out the digital solutions services business and digital investments business from our Controlling Shareholder. As part of the restructuring, in September 2019, AMTD Digital Inc. was incorporated under the laws of the Cayman Islands initially as a wholly-owned subsidiary of our Controlling Shareholder. Following the restructuring, AMTD Digital Inc. became the holding company of our businesses. We commenced our digital media, content, and marketing business in May 2020.

We are a holding company incorporated in the Cayman Islands and conduct our businesses through our subsidiaries. See “Item 4. Information on the Company—C. Corporate Structure” for a diagram illustrating our corporate structure as of the date of this annual report.

On February 23, 2022, AMTD IDEA Group, a leading comprehensive financial institution dual-listed on both the NYSE and SGX-ST (NYSE: AMTD; SGX: HKB) controlled by our Controlling Shareholder, acquired a majority stake in us. As of the date of this annual report, AMTD IDEA Group owns 85.6% of our issued and outstanding shares, and 99.2% of our total voting power.

The ADSs have been listed on NYSE since July 15, 2022 and trade under the ticker symbol “HKD.”

In October 2022, we issued 1,600,000 Class A ordinary shares to an investor at a consideration of US$100,000,000.

In December 2022, we repurchased 616,346 Class B ordinary shares from AMTD IDEA Group for HK$2.5 billion.

In February 2023, we acquired 96.1% of the equity interest in AMTD Assets from AMTD IDEA Group and issued a total of 515,385 Class B ordinary shares out of our treasury shares at US$520 per share to AMTD IDEA Group in settlement of the consideration payable for the acquisition.

In August 2023, we, AMTD Group, and AMTD IDEA Group, announced our decision to set up a joint entity in Paris, France, to embark and focus on global strategies and developments of a multi-media, entertainment and cultures worldwide platform.

Our principal executive offices are located at 27-29 rue de Bassano 75008 Paris. Our telephone number at this address is +33 (0) 1 7673 2800. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711. Our website is www.amtdigital.net. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

As the fusion reactor at the core of the AMTD SpiderNet ecosystem, we are a comprehensive digital solutions platform in Asia with four main business lines: digital solutions services—financial services, digital solutions services—non financial services, digital media, content, and marketing, and digital investments.

•

Digital Solutions Services—Financial Services. Primarily through our controlled entities, investees, and business partners, we provide one-stop, cross-market and intelligent digital solutions services—financial services for retail and corporate clients in Asia. We possess some of the most scarce digital financial licenses in Asia and provide a variety of digital solutions services—financial services.

•

Digital Solutions Services—Non Financial Services. We serve as a super connector and digital accelerator for global entrepreneurs and corporates by connecting them to resources and technologies, and providing them with access to our unique AMTD SpiderNet ecosystem. Centered on our ecosystem-powered strategy, we empower entrepreneurs and corporates with capital, technologies, mentorship, connectivity, and other resources essential to accelerating and enhancing their business digital transformation and corporate development journeys.

•

Digital Media, Content, and Marketing Services. We create and promote digital solutions content by investing and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms.

•	Digital Investments. We invest directly in various innovative technology companies to leverage, enhance and enrich the AMTD SpiderNet ecosystem by including them in our ecosystem.

In February 2023, we acquired AMTD Assets, which holds a global portfolio of premium whole building properties and provides hospitality services. AMTD Assets is the real estate arm of AMTD Group, focusing on and specializing in hospitality and lifestyle concepts globally. AMTD Assets offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, food and beverage, and club membership services across major cities.

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

Digital Solutions Services—Financial Services

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

The services that Airstar Bank provides or plans to provide include:

•

Deposit. Airstar Bank provides customized deposits at attractive interest rates with flexibility in maturity dates. Airstar Bank currently offers two types of deposit services: (i) tiered-pricing savings deposits and (ii) time deposits where clients enjoy favorable interest rate, compared to traditional banks.

•

Personal Loan. Airstar Bank offers loans to clients based on automated credit assessment capabilities utilizing big data analytics, models, and algorithms. Airstar Bank’s credit assessment system analyzes a client’s background information, including financial status, behavior patterns, and credit history to determine loan amount, loan tenor, and interest rate. Airstar Bank currently offers (i) personal loan with efficient application process and attractive annual percentage rate, and (ii) debt consolidation loan.

•

Virtual Credit Card. Airstar Bank intends to offer virtual credit cards through its automated online application system. The virtual credit cards may be used in various online and offline payment channels.

•	Fund Transfer. Airstar Bank offers inter-bank fund transfer services through Faster Payment System and Real Time Gross Settlement with no service fee charged.

•

Corporate Services. Airstar Bank will provide integrated services to corporates covering a full range of corporate operations, including transaction settlement services, payroll services, transfers, and remittance. To facilitate tailor-made credit and financing services for corporates, Airstar Bank will adopt blockchain technology to gain real-time access to the corporate’s information, such as cash flows, sales and purchase transactions, and inventory information.

•	Cross Border Remittance. Airstar Bank will collaborate with third-party FinTech companies to offer low cost cross-border remittance services.

•	Near Field Communication (NFC) Payment. Airstar Bank will offer NFC payment services, which allow clients to make payments via their mobile phone at local retail shops.

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

•

Comprehensive Corporate Solutions. Apart from offering digital solutions services—financial services for corporates, our corporate solutions will integrate payment gateway, taxation, accounting, risk management, digital marketing, business intelligence, capital market advisory, and talent training services, all while leveraging the capabilities of our ecosystem, our portfolio companies and partners in the AMTD SpiderNet.

•

Personal Lifestyle Banking. Our service offerings to retail clients will not be limited to personal financial needs. We will integrate online banking services, wealth management, insurance solutions, and asset exchange into our ecosystem, as well as incorporate the capabilities of AMTD Group’s long-term strategic partners to optimize our services.

Insurance Solutions

AMTD RSG, our wholly-owned subsidiary, was a member of the Hong Kong Confederation of Insurance Brokers since October 2004. Pursuant to the new statutory regime for regulation of insurance intermediaries established in September 2019, AMTD RSG was granted a deemed insurance brokerage license issued by the Hong Kong Insurance Authority. AMTD RSG had been subsequently granted the insurance broker company license for general and long term business (including linked long term business) by the HKIA on September 9, 2022.

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

We provide customized insurance products and solutions primarily underwritten by our insurance partners mainly in the following four risk categories:

•

Property Risk. Property risk relates to physical loss, destruction, or damage to physical property. For example, we provide property all-risk and construction all-risk solutions that may include relevant insurance products underwritten by our insurance partners.

•

Liability Risk. Liability risk relates to claims resulting from injuries or damages to a third party. For example, we provide directors and officers liability, professional indemnity, and employee compensation risk solutions that may include relevant insurance products underwritten by our insurance partners.

•

Financial Loss Risk. Financial loss risk relates to actions or events that may impact business operations and result in financial loss. For example, we provide business interruption risk solutions that may include relevant insurance products underwritten by our insurance partners.

•

Personal Risk. Personal risk relates to injury, illness, or death of individuals or a group of individuals. For example, we provide life and health risk solutions that may include relevant insurance products underwritten by our insurance partners.

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

Our comprehensive insurance service can be provided with flexibility and typically covers the following stages:

•

Comprehensive Risk Identification. In consultation with clients, we leverage our expertise in the insurance industry to conduct a comprehensive analysis and determination of total risk exposure and risk tolerance. For insurable risks, we also conduct a mapping of existing risk coverage across industries, types, and geographical regions.

•

Optimal Solution and Coverage Structure Design. Based on our extensive knowledge in the insurance industry, we conduct tailored consultation and optimal insurance program structure and solution design to meet the demands of clients.

•

Insurance Placement for Insurable Risks. For identified and requested insurable risks, we leverage proprietary industry resources, experience, expertise, and influence to provide tailored design of underwriting syndicate, for example, primary and excess insurance layer design, and select and negotiate with optimal insurers. On behalf of our clients, we then calibrate quotation and key insurance solution terms and conditions, and ultimately proceed to facilitate the inception of cover.

Our clients for insurance consist primarily of corporate clients and, to a lesser extent, retail clients. As of the date of this annual report, we possess a database of over 500,000 corporate and retail clients.

SpiderNet Ecosystem Solutions

We serve as a super connector and digital accelerator for global entrepreneurs and corporates by connecting them to resources and technologies and providing them with access to our unique AMTD SpiderNet ecosystem. Centered on our ecosystem-powered strategy, we empower entrepreneurs and corporates with capital, technologies, mentorship, connectivity, and other resources essential to accelerating and enhancing their business digital transformation and corporate development journeys.

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

Digital Media, Content, and Marketing

Over the past few years, we have devoted significant resources to promote financial service industry in Asia. Such efforts laid the foundation for our digital media, content, and marketing business as these events established our leadership role for providing insightful content to mass audience.

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

Digital Investments

Our digital investments business focuses on long-term equity investments in leading FinTech and technology companies that augment the AMTD SpiderNet ecosystem and optimize our business operations. Our portfolio companies allow us to access unique opportunities and resources that complement the AMTD SpiderNet ecosystem, and we engage the portfolio companies with connections in the AMTD SpiderNet. We also established a SG$50 million AMTD ASEAN Solidarity Fund partnering with the Singapore FinTech Association, or SFA, and SG$6 million MAS-SFA-AMTD FinTech Solidarity Grant, partnering with the MAS and the SFA. Both the AMTD ASEAN Solidarity Fund and the MAS-SFA-AMTD FinTech Solidarity Grant focus on investing in or providing funding and business support to those leading FinTech companies with growth potential and possibility to create synergies with AMTD SpiderNet’s stakeholders.

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

AMTD ASEAN Solidarity Fund

AMTD ASEAN Solidarity Fund is a solidarity fund established in April 2020 by us in partnership with AFIN with an initial capital of SG$50 million to invest and anchor eligible FinTech companies in ASEAN countries. AFIN is a non-profit entity formed by the MAS, International Finance Corporation, a member of the World Bank Group, and the ASEAN Bankers Association, with the objectives of supporting financial innovation and inclusion around the world. Through AMTD ASEAN Solidarity Fund, we invest into eligible FinTech companies in ASEAN countries with leading positions in their respective specialization. In addition to financial support, the solidarity fund offers the FinTech companies full access to the AMTD SpiderNet ecosystem, which opens opportunities for them to collaborate with each other across ASEAN countries and China. Through the AMTD ASEAN Solidarity Fund, we have invested in five FinTech companies.

MAS-SFA-AMTD FinTech Solidarity Grant

MAS-SFA-AMTD FinTech Solidarity Grant was jointly established in May 2020 by the MAS, SFA, and AMTD Charity Foundation with an amount of SG$6 million to support FinTech companies in generating new businesses and pursuing growth strategies. As of the date of this annual report, approximately 190 FinTech companies have benefited from our MAS-SFA-AMTD FinTech Solidarity Grant, which have formed a solid enhancement to our AMTD SpiderNet ecosystem.

Hotel Operations, Hospitality and VIP Services

Our subsidiary AMTD Assets, holds a global portfolio of premium whole building properties and provides hospitality services. It focuses on and specializes in hospitality and lifestyle concepts globally and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, food and beverage, and club membership services across major cities.

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

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We may be subject to legal or regulatory liability if we are unable to protect the personal and sensitive data and confidential information of our clients” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, our Controlling Shareholder had six registered trademarks in Asia, including the name and logo “AMTD”, and granted a license to us to use such name and logo. No other person or entity can register or use the name and logo of AMTD as a prefix for any trademark without the written consent of our Controlling Shareholder. As of the date of this annual report, we had two trademark registered in Asia. We also maintained a number of registered domain names.

Competition

Our business model is relatively unique, and few companies can compare with us in terms of the breadth of our business sectors spanning from digital solutions services—financial services, digital solutions services—non financial services, digital media, content, and marketing services to digital investments. We also hold a global portfolio of premium whole building properties and provide hospitality services through AMTD Assets, our subsidiary. However, we face competition in various business verticals. For example, with respect to digital financial services, our primary competitors include FinTech companies, traditional financial institutions and consumer technology platforms in Asia. For our insurance solutions business, we compete with other corporate-focused insurance providers and other insurance solutions platforms in Asia. We also compete with other hotel operators and hospitality service providers with respect to our hotel operations, hospitality and VIP services.

For additional information concerning the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Our digital solutions services—financial services business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins, and further result in loss of market share, departures of qualified employees and increased capital expenditures,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We operate in the highly competitive advertising and marketing industry and face significant competition for advertising spending from operators of new and traditional advertising channels. If we cannot compete successfully, our results of operations would be materially and adversely affected,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—The film and entertainment industries are highly competitive,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—The hospitality market is highly competitive, and our subsidiary AMTD Assets may be unable to compete successfully with its current or future competitors.”

Regulations in Singapore

Part of our business operations are conducted in Singapore. This section summarizes the most significant rules and regulations that affect our business activities in Singapore. These regulations require us to possess various licenses or approvals in order to carry out our business and operations.

Introduction

The Insurance Act 1966 of Singapore, or the IA, including its subsidiary legislation as well as notices and guidelines published by the MAS, is the principal statute regulating insurance business in Singapore. The IA divides insurance business into two classes, namely life business and general business. Division 2, Part IIB of the IA deals with the registration of insurance brokers. Division 2, Part II of the IA deals with the licensing of direct insurers.

The Securities and Futures Act 2001 of Singapore, or the SFA, including its subsidiary legislation as well as notices and guidelines published by the MAS, is the principal statute regulating the capital markets industry in Singapore. Part IV of the SFA deals with holders of a capital markets services license and their representatives.

The Financial Advisers Act 2001 of Singapore, or the FAA, including its subsidiary legislation as well as notices and guidelines published by the MAS, is the principal statute regulating the financial advisory services industry in Singapore. The FAA also regulates registered insurance brokers, licensed direct life insurers, and holders of a capital markets services license as exempt financial advisors where they have duly notified the MAS.

The IA, SFA, and FAA are all administered by the MAS, which is the integrated financial regulatory and supervisory authority that governs the insurance, capital markets, financial advisory and banking sectors in Singapore. The MAS is also the central bank and its powers are set out in the Monetary Authority of Singapore Act 1970 of Singapore or MAS Act and the Financial Services Markets Act 2022 or the FSMA. The FSMA is an omnibus Act for the sector-wide regulation of financial services and market. Parliament passed the FSMA on 5 April 2022. The FSMA will be implemented in phases, with the first phase commencing on 28 April 2023. The remaining phases are targeted to be implemented between 2H 2023 and 2024.

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

The MAS has four operational groups, being Economic Policy, Markets and Development, Financial Supervision and Corporate Development. The Financial Supervision Group, in particular, comprises the Banking and Insurance Group, which regulates, inter alia, banks through the Banking Departments, and insurers through the Insurance Department, the Capital Markets Group, which regulates, inter alia, capital markets intermediaries (such as securities and derivatives brokers), insurance brokers and financial advisors.

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

The key requirements and expectations of the MAS in respect of applications as well as ongoing obligations applicable to registered insurance brokers are contained in the following documents published by the MAS:

•	the IA, and its subsidiary legislation, including the Insurance (Intermediaries) Regulations, or the IIR;

•	Notice 501 Quarterly Statement on Ageing of Premiums Owing to Insurers;

•	Notice 502 Minimum Standards and Continuing Professional Development for Insurance Brokers and Their Broking Staff;

•	Notice 504 Reporting of Misconduct of Broking Staff by Insurance Brokers;

•	Notice 505 Reporting of Suspicious Activities and Incidents of Fraud;

•	Notice 506 Notice on Technology Risk Management;

•	Notice 507 Cyber Hygiene;

•	Notice 117 Training and Competency Requirement: Health Insurance;

•	Notice 120 Disclosure and Advisory Process Requirements For Accident and Health Insurance Products;

•	Guidelines on Criteria for the Registration of an Insurance Broker [Guideline No. IA/II-G04];

•	Guidelines on Standards of Conduct for Insurance Brokers [Guideline No. IA/II-G01];

•	Guidelines on Market Conduct and Service Standards for Insurance Brokers [Guideline No. IA/II-G02];

•	Guidelines on Fit and Proper Criteria [Guideline No. FSG-G01], or the Fit and Proper Guidelines;

•	Guidelines on Risk Management Practices;

•	Guidelines on Outsourcing;

•	Guidelines on Individual Accountability and Conduct;

•	Notice FAA-N06 on Prevention of Money Laundering and Countering the Financing of Terrorism—Financial Advisers; and

•	Guidelines to Notice FAA-N06 on Prevention of Money Laundering and Countering the Financing of Terrorism.

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

Some of the key ongoing obligations for registered insurance brokers are as follows:

•	maintain minimum paid-up share capital of SG$300,000 (see regulation 3(3) of the IIR);

•

maintain a standalone non-hybrid professional indemnity insurance policy of at least $1 million, under which the deductible allowed shall not be more than 20% of its paid-up capital (if the registered insurance broker is in its first financial year of operation) or 20% of its net asset value as at the end of its preceding financial year (in any other case) (see regulation 4(3) of the IIR);

•	payment of annual fee of $7,000 to the MAS by January 1 every year (see section 79 of the IA and regulation 16(1)(a) of the IIR);

•	maintain net asset value of not less than 50% of the minimum paid-up share capital (see section 81 of the IA and regulation 5 of the IIR);

•

maintain an insurance broking premium account with a licensed bank for monies received from or on behalf of an insured or intending insured for or on account of an insurer in connection with a contract of insurance or proposed contract of insurance or from or on behalf of an insurer for or on account of an insured or intending insured (see section 82 of the IA and regulation 7(1) of the IIR);

•	maintain a register of its broking staff containing the prescribed particulars (see regulation 9 of the IIR);

•	submit the prescribed returns to the MAS within 5 months of the end of each financial year (see section 36(1) of the IA and regulation 10 of the IIR);

•	maintain proper records (see section 94(1) of the IA);

•	appoint an auditor and audit financial statements (see sections 94(5) and 94(6) of the IA);

•

certain business conduct requirements set out in the FAA, including the requirement to disclose material product information, the prohibition against making false or misleading statements, establishing and maintaining a remuneration framework (see section 47 of the FAA); and

•	implement appropriate policies and procedures for compliance with the requirements under Notice FAA-N06 on Prevention of Money Laundering and Countering the Financing of Terrorism—Financial Advisers.

Restrictions on Take-Over of an Insurance Broker

Under section 87 of the IA, no person may enter into an agreement to acquire shares of a registered insurance broker by virtue of which he would, if the agreement is carried out, obtain effective control of that insurance broker without first notifying the MAS of his intention to enter into the agreement and obtaining the approval of the MAS to his entering into the agreement. Such a person must apply for MAS’ approval prior to entering into such an agreement.

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

Supervision by the MAS

The MAS is empowered under section 98 of the IA to conduct on-site inspections and under section 99 of the IA to conduct such investigations as it considers necessary or expedient to perform any of its functions and duties under the IA or to determine the truth or otherwise of an alleged or suspected contravention of any provision of the IA or any direction issued under the IA.

Disciplinary Power of the MAS

Under section 80 of the IA, the MAS may cancel the registration of any registered insurance broker on the grounds as specified therein, including for failure to comply with any applicable obligations or the contravention of the provisions of the IA. However, this power is subject to section 80(3) of the IA, which provides that the MAS must first: (i) give the registered insurance broker notice in writing of its intention to do so; and (ii) in the notice referred to in paragraph (i), call upon the registered insurance broker to show cause within such time as may be specified in the notice why its registration should not be canceled.

Further, under section 68 of the FAA, the MAS may make a prohibition order against an exempt financial advisor that prohibits the person, whether permanently or for a specified period, from providing any financial advisory service, or providing such financial advisory service in specified circumstances or capacities. This power is subject to section 68(3) of the FAA, which provides the person the opportunity to be heard.

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

Registered insurance brokers, licensed insurers, and capital markets services license holders that are incorporated in Singapore are also subject to additional grounds for winding up under section 54 of the MAS Act. On the application of the MAS, the Singapore court may order the winding up of the registered insurance broker, licensed insurer, capital markets services license holder or licensed bank, as the case may be, if, for example, it has contravened any provision of the MAS Act or any of the written laws set out in the Schedule to the MAS Act, which includes the IA, SFA, and FAA.

Anti-Money Laundering and Countering the Financing of Terrorism

Registered insurance brokers, licensed insurers, capital markets services license holders and licensed banks are required to comply with the applicable anti-money laundering and countering the financing of terrorism, or AML/CFT, laws and regulations in Singapore. This includes the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore and Terrorism (Suppression of Financing) Act 2002 of Singapore, as well as applicable AML/CFT notices and guidelines.

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

The extent of the prohibitions varies depending on the sanctions program. The following is a list of current economic sanctions regimes applicable in Singapore: Democratic People’s Republic of Korea, Democratic Republic of the Congo, Iran, Libya, Somalia, South Sudan, Sudan and Yemen. The MAS has also issued notices in relation to sanctions against Russia in view of the Ukraine conflict.

Protection of Personal Data

Organizations are required to comply with the Personal Data Protection Act 2012, or the PDPA, when collecting, using or disclosing any individual’s personal data in Singapore. The PDPA sets out a baseline personal data protection law operating alongside existing sector specific laws, and contains two main sets of provisions, covering data protection and the Do Not Call registry. Under the data protection provisions in the PDPA (Parts III to VIA), organizations generally have to:

•	obtain consent for the collection, use or disclosure of personal data, unless an exception in the PDPA applies;

•	have reasonable purposes for the collection, use or disclosure of personal data and notify the individuals concerned of these purposes;

•	allow individuals to access and correct their personal data;

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

The provisions relating to the Do Not Call Registry are set out in Part 9 of the PDPA. An organization that wishes to send a marketing message to a Singapore telephone number must comply with the Do Not Call provisions, such as checking the Do Not Call Registry and confirming that the Singapore telephone number is not listed in the relevant register, before sending a marketing message to that Singapore telephone number, unless the user or subscriber of the Singapore telephone number has given clear and unambiguous consent, or the organization is otherwise exempted.

Regulations in Hong Kong

Our business operations may subject to Hong Kong laws and regulations. This section summarizes the most significant rules and regulations that affect our business activities in Hong Kong. These regulations require us to possess various licenses or approvals in order to carry out our business and operations.

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

AMTD RSG was validly registered with an SRO before the commencement of the new regulatory regime for insurance intermediaries (i.e. September 23, 2019), as such, under the HKIO, it is deemed to be a licensed insurance intermediary for a period of 3 years from the commencement of the new regime unless the license is revoked in accordance with the HKIO. AMTD RSG has been granted the formal insurance brokerage license from the Hong Kong Insurance Authority on September 9, 2022.

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

The PDPO also gives data subjects certain rights, inter alia:

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

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries as of April 30, 2023.

(1)

AMTD Group Inc. beneficially owns 39.6% of the issued and outstanding shares of AMTD IDEA Group by directly holding 30.7% and, through its subsidiaries, indirectly holding 8.9% of the issued and outstanding shares of AMTD IDEA Group.

(2)	AMTD Direct Investment IV Limited holds 51% beneficial interest in RCC Holdings Limited and Hotel Versante Limited.

Our Relationship with the Controlling Shareholder and Other Group Companies

We are the core of the AMTD SpiderNet, and hence, we have created a shareholding structure where the interest of all AMTD Group companies’ interests are aligned with ours, ensuring seamless cooperation between the group companies and that maximum synergies will be achieved. As of the date of this annual report, our Controlling Shareholder beneficially owned 33.9% of our outstanding ordinary shares, representing 84.8% of our total voting power.

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

Master Transaction Agreement

Pursuant to the master transaction agreement, we are responsible for all financial liabilities associated with the current and historical digital solutions services—financial services, digital solutions services—non financial services, digital media, content, and marketing services, and digital investments businesses and operations that have been conducted by or transferred to us, and our Controlling Shareholder is responsible for financial liabilities associated with all of our Controlling Shareholder’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and our Controlling Shareholder indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, we agree to indemnify our Controlling Shareholder, its subsidiaries and each of their directors, officers and employees against liabilities arising from misstatements or omissions in our prospectus dated July 14, 2022 or the registration statement of which it formed a part, except for misstatements or omissions relating to information that our Controlling Shareholder provided to us specifically for inclusion in such prospectus or registration statement. Our Controlling Shareholder will indemnify us including each of our subsidiaries, directors, officers and employees against liabilities arising from misstatements or omissions with respect to information that our Controlling Shareholder provided to us specifically for inclusion in our prospectus dated July 14, 2022 or the registration statement of which it formed a part, or our annual reports or other SEC filings following the completion of our initial public offering.

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

The service period under the transitional services agreement commenced on May 20, 2021, being the public filing date of the registration statement for our initial public offering, and had been renewed for an additional 18 months subsequently on November 20, 2022. We may terminate the transitional services agreement with respect to either all or part of the services by giving 30-day prior written notice to our Controlling Shareholder and paying a termination fee equal to the direct costs incurred by our Controlling Shareholder in connection with its provision of services at the time of the early termination. Our Controlling Shareholder may terminate this agreement with respect to either all or part of the services by giving us a 30-day prior written notice if our Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of our company.

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

Our Controlling Shareholder has agreed not to compete with us during the non-competition period in our digital solutions services—financial services, digital solutions services—non financial services, digital media, content, and marketing services, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with our Controlling Shareholder during the non-competition period in the businesses currently conducted by our Controlling Shareholder, except for owning non-controlling equity interest in any company competing with our Controlling Shareholder.

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

Contractual Arrangements with respect to Airstar Bank

In October 2022, we entered into an agreement with our Controlling Shareholder, pursuant to which we agree to provide digital solutions services—non financial services to support the management of its 10% investee company, Airstar Bank, for a fixed annual service fee of HK$20.0 million. In addition to the fixed annual service fee, we are entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from Airstar Bank, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. We are also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of Airstar Bank. However, we are not liable for any loss arising from the disposal of any shares of Airstar Bank by our Controlling Shareholder. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement.

D.	Property, Plants and Equipment

Our principal executive offices are located on leased premises in Paris. Our principal executive offices are leased by our fellow subsidiary from independent third parties.

In February 2023, we acquired AMTD Assets, which holds a global portfolio of premium whole building properties and providing hospitality services. After the acquisition, we hold and operate three premium hotel properties with a fair market value of approximately US$500 million through our subsidiaries and joint ventures in Asia and Canada. A hotel property of approximately US$172 million was pledged for a bank borrowing as at April 30, 2023.

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

As the fusion reactor at the core of the AMTD SpiderNet ecosystem, we are a comprehensive digital solutions platform in Asia with businesses spanning multiple verticals, including digital solutions services—financial services, digital solutions services—non financial services, digital media, content, and marketing services, and digital investments. We also hold a global portfolio of premium whole building properties and provide hospitality services through AMTD Assets, our subsidiary.

We generated revenue primarily from fees and commissions from our digital solutions services—financial services business, digital solutions services—non financial services business, and digital media, content and marketing services business during the fiscal years ended April 30, 2021 and 2022. We began to generate additional revenue from hotel operations, hospitality and VIP services business during the fiscal year ended April 30, 2023 after our acquisition of AMTD Assets in February 2023. We have achieved tremendous growth since the launch of our digital solutions services—non financial services business in December 2017 as a result of the continued expansion and monetization of AMTD SpiderNet ecosystem. Our revenue remained stable at US$25.3 million for the fiscal years ended April 20, 2021 and 2022, and increased to US$33.1 million for the fiscal year ended April 30, 2023. Our net profit increased from US$22.1 million for the fiscal year ended April 30, 2021 to US$25.8 million for the fiscal year ended April 30, 2022, and to US$40.1 million for the fiscal year ended April 30, 2023. We continue to deepen and monetize our relationship with clients by cross-selling solutions that fill their unique needs.

We have elected to change the presentation currency in our financial statements from HK$ to US$ which better reflects the economic footprint of our business. We believe that the presentation currency change will give investors and other stakeholders a clearer understanding of our performance over time. The change in presentation currency is a voluntary change. We have applied the change of presentation currency retrospectively to our historical results of operations and financial statements included in this annual report.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the digital solutions services—financial services and digital solutions industries in Asia, including, among others, our ability to provide digital solutions services—financial services across different markets in Asia, our ability to adopt and monetize the increasing reliance and application on digital solutions services—financial services arising from the post-COVID-19 paradigm shift, our ability to empower and extract value from the entrepreneurs joining our fusion-in program, overall economic environment in Asia, conditions and trends of financial and capital markets, the competitive environment, and government policies and initiatives affecting the digital solutions services—financial services and digital solutions industries. Unfavorable changes in any of these general factors could adversely affect demand for our services and materially and adversely affect our results of operations.

Rate of adoption of digital solutions services—financial services in Asia

Consumers in Asia are rapidly embracing digital banking, insurance, and other digital finance services. This shift was further accelerated by the COVID-19 pandemic, which forced a large part of the population to adopt digital means for work, education, and commerce and to conduct their financial transactions electronically as they were subjected to various social distancing measures and travel restrictions. Furthermore, globalization and digitalization have enabled greater movements of people, goods, and services across borders. There has been increasing trade among the economies of Asia, which will benefit financial institutions like us that can provide seamless, comprehensive digital financial solutions across borders.

The revenue that we generate from our digital solutions services—financial services business will depend in a large part on the rate at which the global population embraces digital solutions services—financial services. We anticipate rapid growth in our future digital solutions services—financial services, contributing to the growing scale of our revenue. However, should the global markets not embrace digital solutions services—financial services as rapidly as we anticipate, our future results of operation could be affected.

Our ability to expand into new markets and offer new products and services

Digital solutions services—financial services business is a highly regulated industry, and digital financial licenses are generally regulated separately across different product types and different regions. In order to provide one-stop cross-regional digital solutions services—financial services that meet the evolving needs of clients, it is important for us to obtain licenses from multiple regulatory regimes. In the future, we may consider to apply for banking licenses in Asia, as regulations allow, and may also consider to obtain financial licenses in other areas, such as digital insurance, digital assets exchange, and digital payment. If we are unable to expand into new markets, our future results of operations could be affected.

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

Our future capabilities to provide insightful information to support our clients’ strategic decisions

For our digital solutions services—non financial services business, our future service quality and growth depend on our capabilities to provide insightful information to help our clients to actively identify opportunities within our AMTD SpiderNet ecosystem, efficiently deliver their strategic messages, facilitate their corporate communications, and gain intelligence on their industry and general capital markets trend. Our ecosystem and industry expertise allow us to effectively address our clients’ needs. Moreover, as our clientele continue to grow and as we deepen our insights into a greater number of industries, we will have access to more data and our ability to extract valuable information from unstructured data will be enhanced, resulting in a virtuous cycle. We have experienced strong growth in our digital solutions services—non financial services business. Our digital solutions services—non financial services income remained stable at US$23.7 million for the fiscal years ended April 30, 2021 and 2022, and increased to US$28.0 million for the fiscal year ended April 30, 2023.

Our ability to maximize synergies and unlock value through our fusion-in program

We are the core of the AMTD SpiderNet ecosystem, and our success is predicated on our ability to connect the various partners in the AMTD SpiderNet ecosystem, promote business cooperation among partners, empower them with digital solutions services—financial services, and in turn, unlocking substantial value as each of the businesses within the system grows.

Our unique fusion-in program is our core strategy. By swapping equity interests with leading digital financial businesses, we align their business interests with ours. We further benefit from gaining access to new talents, capabilities, and technologies, while our business partners gain the ability to unlock their potential and accelerate their growth by joining the AMTD SpiderNet ecosystem. We believe that additions of business partners will create significant value for us, and we will continue to identify such promising partners for future integration.

Our ability to attract, retain, and motivate talents

It is essential for us to attract, retain, and motivate talent because our businesses are human capital intensive. We believe that it is necessary and customary to invest in talents, arguably our most important assets, with attractive compensation packages, as we compete to attract, retain, and motivate qualified employees. Key members of our management are also shareholders of our company, ensuring that interests and incentives are aligned with our performance. Our staff costs (including directors’ emoluments) for the fiscal years ended April 30, 2021, 2022, and 2023 were US$6.2 million, US$9.3 million, and US$9.9 million, respectively, representing 24.5%, 36.8%, and 29.8% of our total revenue for the corresponding periods. Our staff costs have historically been comprised of cash-based and share-based compensation and benefits. Nevertheless, highly incentivized professionals and other talents could potentially enable us to achieve great business prospects and results of operations.

Key Components of Results of Operations

Revenue

Our revenue consists of (i) digital solutions services—financial services income, (ii) digital solutions services—non financial services income, (iii) hotel operations, hospitality and VIP services income, and (iv) digital media, content, and marketing services income.

We derive fee income primarily from four business lines: (i) digital solutions services—financial services, which currently consists entirely of insurance brokerage income, where we charge fees and commissions from insurance purchasers, which are paid either directly to us or through insurance provider partners, (ii) digital solutions services—non financial services, where we recognize our fee income over the period of contracts. Digital solutions services—non financial services income currently represents the primary source of our fees and commissions income, (iii) digital media, content, and marketing services business income in which we creates and promotes digital content by investing in and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms, and (iv) hotel operations, hospitality and VIP services, which represents hotel and property investments and hotel operations and management since the acquisition of AMTD Assets in February 2023.

	For the Year Ended April 30,
	2021		2022		2023
	US$	%	US$	%	US$	%

	(in thousands, except for percentages)
Revenue
Digital solutions services—non financial services business income	23,740	94.0	23,689	93.7	28,037	84.8
Digital solutions services—financial services business income	1,511	6.0	1,514	6.0	1,540	4.7
Digital media, content, and marketing services business income	—	—	68	0.3	1,294	3.9
Hotel operations, hospitality and VIP services business income	—	—	—	—	2,195	6.6

Total	25,251	100.0	25,271	100.0	33,066	100.0

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

Other gains and losses

Other gains and losses consist of (i) net exchange gain or loss, and (ii) recovery of accounts and other receivables written off.

Taxation

We had income tax expense of US$3.2 million, US$3.0 million, and US$4.5 million for the fiscal years ended April 30, 2021, 2022, and 2023, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Asia.

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

Asia

Our Singapore subsidiaries are subject to the Singapore corporate tax of 17%.

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

For more information on tax regulations, see “Item 10. Additional Information—E. Taxation.”

Results of Operations

	For the Year Ended April 30,
	2021	2021	2022	2022	2023	2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	25,251	100.0	25,271	100.0	33,066	100.0
Employee benefits expense	(6,193)	(24.5)	(9,293)	(36.8)	(9,868)	(29.8)
Advertising and promotion expense	(328)	(1.3)	(522)	(2.1)	(655)	(2.0)
Premises and office expenses	(674)	(2.7)	(741)	(2.9)	(996)	(3.0)
Legal and professional fee	(883)	(3.5)	(3,010)	(11.9)	(2,891)	(8.7)
Depreciation and amortization	(631)	(2.5)	(846)	(3.3)	(1,988)	(6.0)
Other expenses	(430)	(1.7)	(405)	(1.6)	(2,439)	(7.4)
Finance costs	—	—	—	—	(1,195)	(3.6)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	9,063	35.9	16,940	67.0	15,386	46.5
Other income	171	0.7	867	3.4	16,052	48.5
Other gains and losses, net	(39)	(0.2)	609	2.4	153	0.5

Profit before tax	25,307	100.2	28,870	114.2	44,625	135.0
Income tax expense	(3,173)	(12.5)	(3,030)	(11.9)	(4,485)	(13.6)

Profit for the year	22,134	87.7	25,840	102.3	40,140	121.4

Other comprehensive income (expense) for the year:
Items that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency	(574)	(2.3)	(4,145)	(16.4)	(257)	(0.8)
Surplus on revaluation of hotel properties	—	—	—	—	1,145	3.5

	(574)	(2.3)	(4,145)	(16.4)	888	2.7

Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	107	0.4	(106)	(0.4)	(920)	(2.8)
Share of other comprehensive expense of joint ventures	—	—	—	—	(84)	(0.3)

	107	0.4	(106)	(0.4)	(1,004)	(3.1)

Other comprehensive income (expense) for the year	(467)	(1.9)	(4,251)	(16.8)	(116)	(0.4)

Total comprehensive income for the year	21,667	85.8	21,589	85.5	40,024	121.0

Segment Information

In the prior years, we had identified three operating segments, SpiderNet ecosystem solutions services segment, digital financial services segment, and corporate segment. As a result of business acquisitions in 2023, we updated our internal organizational structure and the financial measures provided to the chief operating decision maker (“CODM”). SpiderNet ecosystem solutions services segment, digital financial services segment, and corporate segment are also renamed as digital solutions services—non financial services segment, digital solutions services—financial services segment, and digital media, content, and marketing services and others segment, respectively, to reflect our holistic business services to the customers. See also “Item 4. Information on the Company—A. History and development of the Company.”

These changes in segment presentation do not affect consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income or consolidated statements of cash flows. We retrospectively revised prior period segment information, to conform to current period presentation.

We now report our results of operations in four reportable segments: digital solutions services—financial services, digital solutions services—non financial services, hotel operations, hospitality and VIP services, and digital media, content and marketing services and others, which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended April 30,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Digital Solutions Services—Non Financial Services
Segment revenue	23,740	23,689	28,037
Segment results(1)	18,605	17,527	21,470
Digital Solutions Services—Financial Services
Segment revenue	1,511	1,514	1,540
Segment results(1)	140	122	87
Hotel Operations, Hospitality and VIP Services
Segment revenue	—	—	2,195
Segment results(1)	—	—	(1,858)
Digital Media, Content and Marketing Services and Others
Segment revenue	—	68	1,294
Changes in fair value on financial assets measured at FVTPL	9,063	16,940	15,386
Segment results(1)	9,130	17,491	19,287

Total segment results	27,875	35,140	38,986

Note:

*	Segment result represents segment revenue and changes in fair value on financial assets measured at FVTPLs less direct cost attributable to the applicable segment.

Fiscal Year Ended April 30, 2023 Compared to Fiscal Year Ended April 30, 2022

Digital solutions services—financial services segment

The revenue and segment profit of the digital solutions services—financial services segment remained stable at US$1.5 million and US$0.1 million, respectively, for the fiscal year ended April 30, 2023.

Digital solutions services—non financial services segment

The revenue of the digital solutions services—non financial services segment increased from US$23.7 million for the fiscal year ended April 30, 2022 to US$28.0 million for the fiscal year ended April 30, 2023 and the segment profit increased from US$17.5 million for the fiscal year ended April 30, 2022 to US$21.5 million for the fiscal year ended April 30, 2023, primarily due to the increase in fee income as the result of the higher contracts sum for the renewed contracts of existing clients and new contracts of new clients in general during the fiscal year ended April 30, 2023.

Hotel operations, hospitality and VIP services segment

The revenue of the hotel operations, hospitality and VIP services segment was US$2.2 million for the fiscal year ended April 30, 2023 and the segment loss was US$1.8 million since the completion of our acquisition of AMTD Assets in February 2023.

Digital media, content, and marketing services and others

The profit of digital media, content, and marketing services and others segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL from our investments in innovative companies and movies, was US$19.3 million for the fiscal year ended April 30, 2023, compared to US$17.5 million for the fiscal year ended April 30, 2022, primarily due to the realized and unrealized gain in fair value from certain investments and the increase in the digital media, content, and marketing services income during the fiscal year ended April 30, 2023.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 6 to our consolidated financial statements for the fiscal years ended April 30, 2022 and 2023 included elsewhere in this annual report.

Fiscal Year Ended April 30, 2023 Compared to Fiscal Year Ended April 30, 2022

Revenue

Our revenue from contracts with customers increased from US$25.3 million for the fiscal year ended April 30, 2022 to US$33.1 million for the fiscal year ended April 30, 2023, primarily due to the expansion of our digital solutions services—non financial services business and digital media, content, and marketing services business, and the acquisition of the hotel operations, hospitality and VIP services business.

•

Digital solution services—financial services. Our commission income from the digital solution services—financial services segment remained stable at US$1.5 million for the fiscal year ended April 30, 2022 and 2023.

•

Digital solutions services—non financial services. Our fee income from the digital solutions services—non financial services segment increased from US$23.7 million for the fiscal year ended April 30, 2022 to US$28.0 million for the fiscal year ended April 30, 2023, primarily due to the increase in fee income as the result of the higher contracts sum for the renewed contracts of existing clients and new contracts of new clients in general during the fiscal year ended April 30, 2023.

The level of membership fee for joining the digital solution services is a bilateral fixed fee negotiated individually and agreed-upon with each particular customer covering a defined period of time. The factors influencing the level of fee include the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the SpiderNet ecosystem, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors.

•

Hotel operations, hospitality and VIP services. We acquired the hotel operations, hospitality and VIP services business in February 2023. Since then, our service income from this segment was US$2.2 million.

•

Digital media, content, and marketing services and others. Our digital media, content, and marketing services income from digital media, content, and marketing services and others segment increased from US$0.1 million for the fiscal year ended April 30, 2022 to US$1.3 million for the fiscal year ended April 30, 2023, primarily due to the expansion of the digital media, content, and marketing services during the fiscal year ended April 30, 2023.

Changes in fair value on financial assets measured at FVTPL

Our changes in fair value on financial assets measured at FVTPL was US$16.9 million in the fiscal year ended April 30, 2022, compared to US$15.4 million in the fiscal year ended April 30, 2023, primarily due to the realized and unrealized gain in fair value from certain investments in the fiscal year ended April 30, 2023.

The table below shows the details of our investment portfolio as of April 30, 2022 and 2023 and corresponding investment gains or losses for the fiscal year ended April 30, 2022 and 2023.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2022	2023	2022	2023
		(US$ in thousands)
Investment A (technology-enabled health-care solutions platform)	10,108	9,724	—	(277)	14,997	In the fiscal year ended April 30, 2022, the fair value of the investment decreased by reference to the recent transaction price of shares issuance of the investee. In the fiscal year ended April 30, 2023, the investment was disposed of resulting in a realized gain of US$15.0 million.

Investment B (digital media platform)	200	198	200	2	—	The investment was acquired in April 2021. The fair value of the investment approximated its acquisition cost as of April 30, 2023.

Investment C (card payment solutions)	799	880	—	90	40	The investment was acquired in November 2020. The fair value of the investment approximated its acquisition cost as of April 30, 2022 with reference to recent transaction price. In the fiscal year ended April 30, 2023, the investment was disposed of resulting in a realized gain of US$39.5 thousands.

Investment D (cross-border payment platform)	288	288	288	—	—	The investment was acquired in December 2020. The fair value of the investment approximated acquisition cost as of April 30, 2022 and 2023.

Investment E (digital format movie production)	8,663	7,760	8,710	—	—	During the fiscal year ended April 30, 2023, further investment of US$1.0 million was made. The fair value of the investment remained stable at US$8.7 million in the fiscal year ended April 30, 2023 by reference to the estimated box office performance.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2022	2023	2022	2023
		(US$ in thousands)

Investment F (digital format movie production)	2,122	95	95	371	—	The fair value of the investment increased by US$0.4 million in the fiscal year ended April 30, 2022 by reference to the actual box office performance. During the fiscal year ended April 30, 2022, part of the investment was realized through cash settlement of US$2.7 million. During the fiscal year ended April 30, 2023, the fair value of the investment remains stable at US$0.1 million.

Investment G (digital format movie production)	540	185	534	—	349	In the fiscal year ended April 30, 2022, the fair value of investment remained stable at US$0.2 million by reference to the estimated box office performance. The fair value of the investment increased by US$0.3 million in the fiscal year ended April 30, 2023 by reference to the estimated box office performance.

Investment H (digital format movie production)	3,864	—	3,822	—	—	The investment was acquired in August 2022. The fair value of the investment approximated acquisition cost as of April 30, 2023.

Investment I (digital format movie production)	773	—	764	—	—	The investment was acquired in January 2023. The fair value of the investment approximated the acquisition cost as of April 30, 2023.

Investment J (content-driven lifestyle platform)	10,305	—	—	16,754	—	In the fiscal year ended April 30, 2022, the investment was disposed resulting in a realized gain of US$16.8 million.

	37,662	19,130	14,413	16,940	15,386

Employee benefits expense

Our employee benefits expense increased by 6.5% from US$9.3 million for the fiscal year ended April 30, 2022 to US$9.9 million for the fiscal year ended April 30, 2023, primarily due to an increase in staff cost and number of staff in line with our business growth.

Advertising and promotion expense

Our advertising and promotion expense increased by 40.0% from US$0.5 million for the fiscal year ended April 30, 2022 to US$0.7 million for the fiscal year ended April 30, 2023 mainly due to the increase in promotional activities in line with our business expansion in the fiscal year ended April 30, 2023.

Premises and office expenses

Our premises and office expenses increased by 42.9% from US$0.7 million for the fiscal year ended April 30, 2022 to US$1.0 million for the fiscal year ended April 30, 2023 mainly due to our business expansion in the fiscal year ended April 30, 2023.

Legal and professional fee

Our legal and professional fee slightly decreased by 3.3% from US$3.0 million for the fiscal year ended April 30, 2022 to US$2.9 million for the fiscal year ended April 30, 2023.

Depreciation and amortization

Our depreciation and amortization expenses increased by 150.0% from US$0.8 million for the fiscal year ended April 30, 2022 to US$2.0 million for the fiscal year ended April 30, 2023 mainly due to the increase in depreciation arising from the hotel operations, hospitality and VIP services segment which was acquired in February 2023.

Other expenses

Our other expenses increased by 500.0% from US$0.4 million for the fiscal year ended April 30, 2022 to US$2.4 million for the fiscal year ended April 30, 2023 mainly due to the incurrence of hotel operating cost after the completion of the acquisition of AMTD Assets in February 2023 and the increase in administrative expenses after our listing in July 2022.

Finance costs

Our finance costs increased by 100.0% to US$1.2 million for the fiscal year ended April 30, 2023, primarily due to the interest expenses incurred in respect of the loan payables from the hotel operations, hospitality and VIP services business acquired in February 2023.

Other income

Our other income increased by 1,688.9% to US$16.1 million for the fiscal year ended April 30, 2023, primarily due to the interest income arising from certain note receivables and certain receivables from our ultimate holding company after listing in July 2022.

Income tax expense

We incurred income tax expense of US$3.0 million and US$4.5 million for the fiscal year ended April 30, 2022 and 2023, respectively. The increase in our income tax expense resulted from increase in assessable profits in the fiscal year ended April 30, 2023.

Profit for the year

As a result of the foregoing, our profit increased from US$25.8 million for the fiscal year ended April 30, 2022 to US$40.1 million for the fiscal year ended April 30, 2023.

Fiscal Year Ended April 30, 2022 Compared to Fiscal Year Ended April 30, 2021

Digital solution services—financial services segment

The revenue of the digital financial services segment remained stable at US$1.5 million for the fiscal year ended April 30, 2022 and the segment profit remained stable at US$0.1 million for the fiscal year ended April 30, 2022, primarily due to the slight increase in revenue partially offset by the increase in employee benefits expense incurred during the fiscal year ended April 30, 2022.

Digital solutions services—non financial services segment

The revenue of the digital solutions services—non financial services segment remains stable at US$23.7 million during the fiscal year ended April 30, 2021 and 2022 and the segment profit decreased from US$18.6 million for the fiscal year ended April 30, 2021 to US$17.5 million for the fiscal year ended April 30, 2022, primarily due to the increase in revenue being offset by the increase in employee benefits expense incurred during the fiscal year ended April 30, 2022.

Digital media, content, and marketing services and others

The profit of digital media, content, and marketing services and others segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL from our investments in innovative companies, was US$17.5 million for the fiscal year ended April 30, 2022, compared to US$9.1 million for the fiscal year ended April 30, 2021, primarily due to the realized and unrealized gain from certain investments the fiscal year ended April 30, 2022.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 6 to our consolidated financial statements for the fiscal years ended April 30, 2021, and 2022 included elsewhere in this annual report.

Fiscal Year Ended April 30, 2022 Compared to Fiscal Year Ended April 30, 2021

Revenue

Our revenue from contracts with customers remained stable at US$25.3 million for the fiscal years ended April 30, 2021 and 2022.

•

Digital solution services—financial services. Our commission income from the digital solution services—financial services segment remained stable at US$1.5 million during the fiscal year ended April 30, 2021 and 2022.

•

Digital solutions services—non financial services. Our fee income from the digital solutions services—non financial services segment remained stable at US$23.7 million for the fiscal years ended April 30, 2021 and 2022.

The level of membership fee for joining the digital solution services is a bilateral fixed fee negotiated individually and agreed-upon with each particular customer covering a defined period of time. The factors influencing the level of fee include the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the SpiderNet ecosystem, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors.

•

Digital media, content, and marketing services and others. Our digital media, content, and marketing services income from digital media, content, and marketing services and others segment increased from nil for the fiscal year ended April 30, 2021 to US$0.1 million for the fiscal year ended April 30, 2022, primarily due to commencement of the digital media, content, and marketing services during the fiscal year ended April 30, 2022.

Changes in fair value on financial assets measured at FVTPL

Our changes in fair value on financial assets measured at FVTPL was US$9.1 million in the fiscal year ended April 30, 2021, compared to US$16.9 million in the fiscal year ended April 30, 2022, primarily due to the realized and unrealized gain from certain investments in the fiscal year ended April 30, 2022.

The table below shows the details of our investment portfolio as of April 30, 2021 and 2022 and corresponding investment gains or losses for the fiscal year ended April 30, 2021 and 2022.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2021	2022	2021	2022
		(US$ in thousands)
Investment A (technology-enabled health-care solutions platform)	10,000	10,105	9,724	(3,878)	(277)	In the fiscal year ended April 30, 2021, the fair value of the investment decreased by reference to the recent transaction price of shares issuance of the investee. In the fiscal year ended April 30, 2022, the fair value of the investment decreased mainly due to the financial and business performance of the investee.

Investment B (digital media platform)	200	200	198	—	2	The investment was acquired in April 2021. The fair value of the investment approximated its acquisition cost as of April 30, 2022.

Investment C (card payment solutions)	800	799	880	—	90	The investment was acquired in November 2020. The fair value of the investment approximated its acquisition cost as of April 30, 2021 with reference to recent transaction price. In the fiscal year ended April 30, 2022, the fair value of the investment increased due to the financial and business performance of the investee.

Investment D (cross-border payment platform)	288	288	288	—	—	The investment was acquired in December 2020. The fair value of the investment approximated acquisition cost as of April 30, 2021 and 2022.

Investment E (digital format movie production)	7,700	7,842	7,760	142	—	The fair value of the investment remained stable at US$7.8 million in the fiscal year ended April 30, 2022 by reference to the estimated box office performance.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2021	2022	2021	2022
		(US$ in thousands)

Investment F (digital format movie production)	2,122	2,416	95	293	371	The fair value of the investment increased by US$0.3 million in the fiscal year ended April 30, 2021 by reference to the estimated box office performance. The fair value of the investment increased by US$0.4 million in the fiscal year ended April 30, 2022 by reference to the actual box office performance. During the fiscal year ended April 30, 2022, part of the investment was realized through cash settlement of US$2.7 million.

Investment G (digital format movie production)	540	187	185	(354)	—	The fair value of the investment decreased by US$0.3 million in the fiscal year ended April 30, 2021 by reference to the estimated box office performance. In the fiscal year ended April 30, 2022, the fair value of investment remained stable at US$0.2 million by reference to the estimated box office performance.

Investment J (content-driven lifestyle platform)	10,305	16,021	—	5,747	16,754	The fair value of the investment increased by US$5.7 million in the fiscal year ended April 30, 2021 due to the financial and business performance of the investee. In the fiscal year ended April 30, 2022, the investment was disposed resulting in a realized gain of US$16.8 million.

Investment K (artificial intelligence technology services)	2,500	—	—	7,113	—	In the fiscal year ended April 30, 2021, the fair value increased mainly due to the financial and business performance of the investee. The investment was disposed in April 2021.

	34,455	37,858	19,130	9,063	16,940

Employee benefits expense

Our employee benefits expense increased by 50.0% from US$6.2 million for the fiscal year ended April 30, 2021 to US$9.3 million for the fiscal year ended April 30, 2022, primarily due to an increase in staff cost, share-based compensation and number of staff in line with our business growth.

Premises and office expenses

Our premises and office expenses remains stable at US$0.7 million during the fiscal year ended April 30, 2021 and 2022.

Legal and professional fee

Our legal and professional fee increased significantly by 233.3% from US$0.9 million for the fiscal year ended April 30, 2021 to US$3.0 million for the fiscal year ended April 30, 2022 mainly due to legal and professional fee incurred in preparation for our listing.

Depreciation and amortization

Our depreciation and amortization expenses increased by 33.3% from US$0.6 million for the fiscal year ended April 30, 2021 to US$0.8 million for the fiscal year ended April 30, 2022 mainly due to a full year amortization of intangible assets acquired as part of a business combination that took place in August 2020 and certain acquired intangible assets in the fiscal year ended April 30, 2022.

Advertising and promotion expense

Our advertising and promotion expense increased by 66.7% from US$0.3 million for the fiscal year ended April 30, 2021 to US$0.5 million for the fiscal year ended April 30, 2022 mainly due to increase in promotion activities to cope with our business expansion in the fiscal year ended April 30, 2022.

Other expenses

Our other expenses remained stable at US$0.4 million during the fiscal year ended April 30, 2021 and 2022 mainly due to tight cost control in view of the pandemic situation in the fiscal year ended April 30, 2022.

Income tax expense

We incurred income tax expense of US$3.2 million and US$3.0 million for the fiscal year ended April 30, 2021 and 2022, respectively. The decrease in our income tax expense resulted from decrease in assessable profits in the fiscal year ended April 30, 2022.

Profit for the year

As a result of the foregoing, our profit increased from US$22.1 million for the fiscal year ended April 30, 2021 to US$25.8 million for the fiscal year ended April 30, 2022.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 3 to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating and investing activities are net cash provided from operating activities, funding from our Controlling Shareholder, historical equity financing activities, bank borrowing and proceeds from public offerings. As of April 30, 2023, we had US$152.9 million in cash and cash equivalents, out of which US$146.9 million was held in U.S. dollars, US$5.8 million was held in Hong Kong dollars, US$25.5 thousand was held in Singapore dollars and US$0.1 million was held in Canadian Dollar. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding cash and cash equivalents of disposal group fiduciary bank balances representing client’s cash, which are unrestricted for withdrawal or use.

Our total bank borrowings was US$65.8 million as of April 30, 2023. One of our bank borrowings of US$50.8 million was secured by a hotel property, carried interest rate at 1.65% above the Hong Kong Interbank Offered Rate with repayment dates from October 2023 to April 2025 and contains repayable on demand clause. Another bank borrowing of US$15.0 million was unsecured, carried interest rate at 0.25% below daily Wall Street Journal Prime Rate and repayable by February 2024.

Our net cash generated from operating activities for the fiscal years ended April 30, 2021, 2022, and 2023 was US$10.7 million, US$10.3 million, and US$15.5 million, respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures at least for the next 12 months. We may from time to time decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in an increase in fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended April 30,
	2021	2022	2023
	US$	US$	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash generated from operating activities	10,690	10,250	15,501
Net cash from/(used in) investing activities	16,528	(49,139)	(119,494)
Net cash from financing activities	1,018	—	243,462

Net increase/(decrease) in cash and cash equivalents	28,236	(38,889)	139,469
Cash and cash equivalents at beginning of the year	25,317	53,631	14,337
Effect of foreign exchange rate changes	78	(405)	(145)

Cash and cash equivalents at end of the year	53,631	14,337	153,661

Represented by:
Cash and cash equivalents	53,631	14,337	152,930
Cash and cash equivalents classified as assets held for sale	—	—	731

	53,631	14,337	153,661

Operating Activities

Net cash generated from operating activities for the fiscal year ended April 30, 2023 was US$15.5 million, which consists of our profit before tax of US$44.6 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$15.4 million of changes in fair value on financial assets measured at FVTPL, US$15.9 million of bank and other interest income, US$0.2 million of share-based payment, US$0.4 million of share of losses of joint ventures, US$1.2 million of finance costs, and US$2.0 million of depreciation and amortization. The principal items accounting for the changes in operating assets and liabilities were (i) US$4.3 million of increase in account receivables primarily attributable to the digital solutions services—non financial services income rendered, (ii) US$4.5 million of increase in contract liabilities primarily attributable to the upfront fee for received from digital solutions services—non financial services business, (iii) US$1.5 million of decrease in prepayments, deposits and other receivables, and (iv) tax payment of US$4.1 million.

Net cash generated from operating activities for the fiscal year ended April 30, 2022 was US$10.3 million, which consists of our profit before tax of US$28.9 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$16.9 million of changes in fair value on financial assets measured at FVTPL, US$0.7 million of bank and other interest income, US$1.1 million of share-based payment, and US$0.8 million of depreciation and amortization. The principal items accounting for the changes in operating assets and liabilities were (i) US$3.8 million of decrease in account receivables primarily attributable to the increase in settlement of digital solutions services—non financial services income, (ii) US$3.0 million of decrease in contract liabilities primarily attributable to the digital solutions services—non financial services rendered, (iii) US$1.4 million of increase in accruals and other payables primarily due to the increase in accrued expenses for listing, and (iv) tax payment of US$5.3 million.

Net cash generated from operating activities for the fiscal year ended April 30, 2021 was US$10.7 million, which consists of our profit before tax of US$25.3 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$9.1 million of changes in fair value on financial assets measured at FVTPL, US$0.6 million of depreciation and amortization, and US$0.1 million of share-based payment. The principal items accounting for the changes in operating assets and liabilities were (i) US$7.5 million of increase in account receivables primarily attributable to the increase in digital solutions services—non financial services income, (ii) US$1.6 million of decrease in prepayments and other receivables primarily attributable to the decrease in prepayment, (iii) US$2.3 million of decrease in other payables and accruals primarily attributable to the decrease in other payables, and (iv) US$1.2 million of increase in contract liabilities primarily attributable to the receipts in advance of digital solutions services—non financial services income.

Investing Activities

Net cash used in investing activities for the fiscal year ended April 30, 2023 was US$119.5 million, which was mainly attributable to (i) US$179.2 million of net cash outflow from movement in amount due from AMTD Group in connection with intra-group treasury fund allocation, (ii) proceeds from disposal of financial assets at FVTPL of US$58.2 million, (iii) US$3.9 million of net cash inflow on acquisition of AMTD Assets, (iv) consideration paid of US$5.5 million for the acquisition of a movie right investments and (v) interest received of US$3.1 million.

Net cash used in investing activities for the fiscal year ended April 30, 2022 was US$49.1 million, which was mainly attributable to (i) US$47.8 million of net cash outflow from movement in amount due from AMTD Group in connection with intra-group treasury fund allocation, (ii) settlements from a movie income right investment of US$2.7 million, (iii) US$0.2 million of acquisition of intangible assets, and (iv) consideration paid of US$3.8 million for the acquisition of a movie right investment.

Net cash from investing activities for the fiscal year ended April 30, 2021 was US$16.5 million, which was attributable to (i) US$10.0 million of collection of proceeds from disposal of investments and US$6.5 million of payments for additions of financial assets at fair value through profit or loss, (ii) net cash inflow from acquisition of subsidiaries of US$2.7 million, and (iii) US$10.3 million net cash inflow of movement in amounts due from group companies in connection with intra-group treasury fund allocation.

Financing Activities

Net cash from financing activities for the fiscal year ended April 30, 2023 was US$243.5 million, which was attributable to (i) US$15.0 million of proceeds from bank borrowings, and (ii) US$229.2 million of net proceeds from issue of shares and IPO listing.

There was no cash from financing activities for the fiscal year ended April 30, 2022.

Net cash from financing activities for the fiscal year ended April 30, 2021 was US$1.0 million, which was attributable to (i) US$3.5 million through issuance of ordinary shares, and (ii) US$2.5 million net cash outflow of movement in amounts due to group companies in connection with intra-group treasury fund allocation.

Capital Expenditures

Our capital expenditures was US$22.3 thousand for the fiscal year ended April 30, 2021, US$232.7 thousand for the fiscal year ended April 30, 2022, and to US$1.7 thousand for the fiscal year ended April 30, 2023. We will make capital expenditure to meet the expected growth of our business. We intend to fund our future capital expenditure with our existing cash and bank balances.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of April 30, 2023.

Holding Company Structure

AMTD Digital Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended April 30, 2023 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

The Critical Accounting Estimates are consistent with the disclosure presented in the consolidated financial statements for the years ended April 30, 2021, 2022 and 2023.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Timothy Wai Cheung Tong	70	Chairman of the Board of Directors and Independent Director
Feridun Hamdullahpur	68	Chairman of Executive Management Committee and Independent Director
Joanne Shoveller	62	Independent Director
Mark Chi Hang Lo	45	Director and Chief Executive Officer
Xavier Ho Sum Zee	49	Chief Financial Officer

Dr. Timothy Wai Cheung Tong was appointed as chairman of the board of directors and an independent director of AMTD Digital Inc. in February 2021 and February 2020, respectively. Dr. Tong has also been an independent director of AMTD IDEA Group (NYSE: AMTD; SGX: HKB) since February 2022. As the chief executive officer of AMTD Charity Foundation, Dr. Tong has been instrumental in establishing various collaborative initiatives with academic institutions to enhance talent preparation. For example, the formation of the AMTD FinTech Centre of PolyU Faculty of Business has spawned the first doctoral degree in FinTech in Asia. Dr. Tong served as president of The Hong Kong Polytechnic University from January 2009 to December 2018 and as dean of the school of engineering and applied science at the George Washington University from August 2000 to July 2008. For community engagement, Dr. Tong serves as chairman of the Hong Kong Laureate Forum, which is an organization formed by distinguished personalities and academics in Hong Kong. The mission is to connect the current and next generation of leaders in scientific pursuit and to promote the interest of science and technology to the young generation and arouse their interest in scientific research. Dr. Tong is former chairman of the steering committee of the Pilot Green Transport Fund of the Environmental Protection Department, a fellow of the American Society of Mechanical Engineers, and a fellow and former president of the Hong Kong Academy of Engineering Sciences. Currently, Dr. Tong serves as an independent non-executive director of Airstar Bank Limited, an independent non-executive director of Xiaomi Corporation (SEHK: 1810); an independent non-executive director of Gold Peak Technology Group Limited (SEHK: 40); a non-executive director of Freetech Road Recycling Technology (Holdings) Limited (SEHK: 6888); and an independent non-executive director of Gold Peak Industries Limited (SGX: G20). Dr. Tong has been a Justice of the Peace in Hong Kong since July 2010. Dr. Tong received a Ph.D. and a master of science in engineering from the University of California at Berkeley in December 1980 and June 1978, respectively, and a bachelor of science in mechanical engineering from Oregon State University in June 1976.

Dr. Feridun Hamdullahpur is chairman of our Executive Management Committee, and an independent director. Dr. Hamdullahpur has served as an independent director of our Controlling Shareholder since January 2019, Dr. Hamdullahpur is also the chairman and independent director of AMTD IDEA Group and currently serves as the Chancellor of International Business University. Dr. Hamdullahpur served as the sixth president and vice-chancellor of the University of Waterloo from 2010 to 2021. Prior to that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He has served as chair of the Waterloo Global Science Initiative since 2016. In 2022, Dr. Hamdullahpur was named a member of the Order of Canada. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014 and was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. In 2019, he received the recognition of Knight of the order of Palmes Academiques awarded by the Republic of France. Dr. Hamdullahpur graduated from the Technical University of Istanbul with a bachelor’s degree in mechanical engineering in 1976 and a master’s degree in mechanical engineering from

Technical University of Istanbul in 1979. Dr. Hamdullahpur received his Ph.D. in chemical engineer from the Technical University of Nova Scotia in 1985.

Joanne Shoveller is our independent director. Ms. Shoveller has been the president and vice chancellor of International Business University since January 2022, and has served on the executive team of four higher education institutions, most recently as vice president of advancement at the University of Waterloo from 2017 to 2021. Prior to that, Ms. Shoveller held progressive roles in part-time and continuing education, university advancement and the Ivey Business School at Western University. In 1997 she was assigned to Hong Kong as part of the small team that founded Ivey’s Asian campus, executive MBA, research, case-writing and fundraising programs. In 2001 Ms. Shoveller influenced the successful closure of the Ivey Campaign then assumed leadership of the Ivey MBA program until 2004, diversifying and strengthening its student cohort and steering curriculum development. Ms. Shoveller led the advancement teams at the University of Guelph from 2004 to 2012 and INSEAD Business School in France from 2012 to 2016, building alumni, donor and corporate relations, multiplying charitable giving, contributing to strategic direction and launching two capital campaigns. With a strong focus on business – university partnerships, Ms. Shoveller has volunteered and consulted with organizations based in North America, Europe, Asia, Australia and Africa, from which she brings a rich international perspective to her work, along with unique insights into the student, faculty, employer and alumni experience. Ms. Shoveller holds a Bachelor of Arts from Wilfrid Laurier University, an MBA from Ivey Business School, Western University and achieved the ICD.D, June 2022 designation from the Institute of Corporate Directors, through the University of Toronto ICD-Rotman, Directors Education Program, April 2022.

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

Xavier Ho Sum Zee is our chief financial officer. Mr. Zee is also the chief financial officer of AMTD IDEA Group. Mr. Zee currently serves as a non-executive director of Airstar Bank Limited. Mr. Zee was admitted to the partnership of PricewaterhouseCoopers in 2008, and has over 24 years of professional experience in providing assurance, business advisory, and capital market services to companies, especially in the financial service industry. Mr. Zee obtained his bachelor’s degree in business administration with first class honors in The Chinese University of Hong Kong in 1996. Mr. Zee is currently a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants, and is a Chartered Global Management Accountant.

B.	Compensation

For the fiscal year ended April 30, 2023, we incurred an aggregate of US$1.5 million in cash and benefits to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Under the Central Provident Fund Act 1953 of Singapore, our Singapore subsidiaries are required, among others, to make contributions, as employers, to the Central Provident Fund for our executive officers who are employed by our Singapore subsidiaries and are Singapore citizens or Singapore permanent residents. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or Singapore permanent resident. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary subject to a cap of HK$1,500 per month per employee.

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

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Executive Management Committee of the Board of Directors

We have established an executive management committee under the board of directors as the core of our management decision hub and comprehensive and robust risk management system to conclude key management decisions, evaluate risks across our business lines, and ensure compliance with relevant laws and regulations.

Our executive management committee is responsible for (i) overseeing our operational and business activities, (ii) managing risks across all business units and mid-to-back office functions, and (iii) implementing and executing policies and strategies as determined by our board of directors. The executive management committee supervises our chief executive officer and the rest of the management team, and our chief executive officer regularly reports to the executive management committee as part of our overall corporate management and oversight.

Our executive management committee is chaired by Dr. Feridun Hamdullahpur. Members of our executive management committee will be appointed on a rotation basis by the chairperson of the executive management committee, among different members of the senior management team and/or invitation of external industry experts, depending on the specific agenda to be discussed and resolved by the executive management committee.

Other Committees of the Board of Directors

We have established an audit committee, a compensation committee, a nominating and corporate governance committee, and a business and strategy committee under the board of directors. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

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

Business and Strategy Committee. Dr. Feridun Hamdullahpur is the chairperson and sole member of our business and strategy committee. The primary objective of the business and strategy committee is to assist the board in discharging its duties by: (i) periodically reviewing and making recommendations on the medium and long-term strategies and strategic plans of our company and our subsidiaries, (ii) periodically meeting with our management to monitor our progress against our strategic goals, (iii) ensuring that the board is regularly apprised of our progress with respect to the implementation of any approved strategy, and (iv) carrying out any other duties at the instructions of the board, within the limits of applicable laws and regulations.

Cybersecurity and Operational Risk Management

As cybersecurity and operational risks are material to our business, all of our board members are involved in the oversight of our cybersecurity and operational risk management function. The board is responsible for reviewing major issues related to our cybersecurity and operations risks and any steps adopted in light of material deficiencies, if any. Our board receives periodic reporting from our chief executive officer on cybersecurity and operational incidents, and ad hoc board meetings are held to discuss major incidents. Cybersecurity and operational risks are also topics that are discussed at each board meeting. In forming the board, we have ensured that the board has a sufficient number of members that are experts in cybersecurity and operational risks.

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

Terms of Directors and Officers

Members of our executive management committee will be appointed on a rotation basis by the chairperson of the executive management committee, among different members of the senior management team and/or invitation of external industry experts, depending on the specific agenda to be discussed and resolved by the executive management committee.

Our other officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.	Employees

Inclusive of our joint ventures, we had 51, 50, and 199 employees as of April 30, 2021, 2022, and 2023, respectively.

The following tables sets forth the number of our employees by function as of April 30, 2023.

Function	Number of Employees	Percentage
Senior management	4	2%
Frontline staff	123	62%
Supporting staff	72	36%

Total	199	100%

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

As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance, or MPF Scheme, for all employees in Hong Kong. The contributions to the MPF Scheme are based on a minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income up to a maximum of HK$1,500 per employee per month. The assets of this pension scheme are held separately from those of our group in independently administered funds. Other than the contributions, we have no further obligation for the payment of retirement and other post-retirement benefits of our employees in Hong Kong. Under the Central Provident Fund Act 1953 of Singapore, our Singapore subsidiaries are required, among others, to make contributions, as employers, to the Central Provident Fund for our executive officers who are employed by our Singapore subsidiaries and are Singapore citizens or Singapore permanent residents. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or Singapore permanent resident.

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

The ordinary shares of AMTD Digital Inc. consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares are entitled to twenty votes per share, while holders of Class A ordinary shares are entitled to one vote per share. The calculations in the shareholder table below are based on 76,578,142 ordinary shares issued and outstanding as of the date of this annual report, comprising of (i) 10,928,142 Class A ordinary shares, and (ii) 65,650,000 Class B ordinary shares (inclusive of 100,961 treasury shares).

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers:*
Timothy Wai Cheung Tong	—	—	—	—
Feridun Hamdullahpur	—	—	—	—
Joanne Shoveller	—	—	—	—
Mark Chi Hang Lo	—	—	—	—
Xavier Ho Sum Zee	—	—	—	—
All directors and executive officers as a group	—	—	—	—
Principal Shareholder:
AMTD IDEA Group(1)	—	65,549,039	85.6	99.2

*	The address of our directors and executive officers is 27-29 rue de Bassano 75008 Paris.
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

(1)

Represents 65,549,039 Class B ordinary shares held by AMTD IDEA Group, a Cayman Islands company whose registered address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The board of directors of AMTD IDEA Group consists of Dr. Feridun Hamdullahpur, Dr. Timothy Tong, Dr. Annie Koh, Marcellus Wong, and Raymond Yung. AMTD IDEA Group is dual-listed on the NYSE and SGX, and is 39.6% beneficially owned by AMTD Group Inc., whose registered address is at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Infinity Power Investments Limited, which is wholly-owned by Dr. Calvin Choi, holds 32.9% of the issued and outstanding shares of AMTD Group Inc. and is its largest shareholder. The registered address of Infinity Power Investments Limited is at the offices of Vistra Corporate Services Center, Wickham Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

As of the date of this annual report, AMTD IDEA Group beneficially owns all of our issued and outstanding Class B ordinary shares and our Controlling Shareholder beneficially owned 33.9% of our outstanding ordinary shares, representing 84.8% of our total voting power. We are indirectly controlled by our Controlling Shareholder as a result of its beneficial ownership of our ordinary shares and voting power.

To our knowledge and based on our review of our register of shareholders as of the date of this annual report, 8,960,000 Class A ordinary shares are held of record by one holder that resides in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Agreements with Our Controlling Shareholder

See “Item 4. Information on the Company—A. History and Development of the Company.”

Transactions with Our Controlling Shareholder

Our Controlling Shareholder recharged premises costs, office utilities and office renovation, staff cost, and certain other operating expenses to us. For the fiscal year ended April 30, 2021, 2022, and 2023, the total amount of recharge from our Controlling Shareholder for the aforementioned costs and expenses was US$0.8 million, US$0.9 million, and US$1.2 million, respectively.

We provided our Controlling Shareholder with insurance brokerage services. For the fiscal year ended April 30, 2021, 2022, and 2023, the total amount of insurance brokerage commissions that we charged our Controlling Shareholder was US$61.5 thousand, US$10.8 thousand, and US$6.9 thousand, respectively.

In October 2020, we entered into an agreement with our Controlling Shareholder, pursuant to which we agree to provide digital solutions services—non financial services to support the management of its 10% investee company, Airstar Bank, for a fixed annual service fee of HK$12.8 million. The fee was adjusted to HK$20 million per annum from October 1, 2022. In addition to the fixed annual service fee, we are entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from Airstar Bank, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. We are also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of Airstar Bank. However, we are not liable for any loss arising from the disposal of any shares of Airstar Bank by our Controlling Shareholder. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement. For the fiscal year ended April 30, 2021, 2022, and 2023, the total amount of digital solutions services—non financial services income that we charged our Controlling Shareholder was US$1.0 million, US$1.6 million, and US$2.2 million, respectively.

Other Transactions with Related Parties and Non-controlling Shareholders

Treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. As of April 30, 2021, 2022, and 2023, the amount due from group companies in connection with intra-group treasury fund allocation was US$275.4 million, US$321.4 million, and US$126.4 million, respectively.

We provide our fellow subsidiary with insurance brokerage services. For the fiscal year ended April 30, 2021, 2022, and 2023, the total amount of insurance brokerage commission that we charged our fellow subsidiary was US$11.2 thousand, US$73.5 thousand, and US$52.3 thousand, respectively.

We provide our non-controlling shareholders and a related company digital solutions services—non financial services. For the fiscal year ended April 30, 2021, the total amounts of service fees that we charged our non-controlling shareholders and a related company were US$5.0 million and US$0.6 million, respectively. For the fiscal year ended April 30, 2022, the total amount of service fees that we charged our non-controlling shareholder was US$1.6 million.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.”

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

See “—C. Markets.”

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

Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. Our share capital is divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class B ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at our general meetings, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

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

There are currently no foreign exchange control restrictions or similar laws, decrees, regulatory or other requirements that may affect the following:

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

•	No profits tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.

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

Singapore Taxation

Individual Income Tax

Individual taxpayers who are Singapore tax residents are subject to tax on income accrued or derived from Singapore. All foreign-sourced income (except for income received through a partnership in Singapore) in Singapore by tax resident individuals will be exempt from tax. Certain Singapore sourced investment income (such as interest from debt securities) derived by tax resident individuals from certain financial instruments (other than income derived through a partnership in Singapore or from the carrying on of a trade, business or profession) will be exempt from tax.

A Singapore tax resident individual is taxed at progressive rates ranging from 0% to a maximum rate of 22.0% after deduction of qualifying personal reliefs where applicable. The maximum tax rate will be 24% from the year of assessment 2024.

Non-resident individuals, subject to certain exceptions, are generally subject to income tax on income accrued in or derived from Singapore at a flat rate of 22.0%, except that Singapore employment income is taxed at 15.0% or at the progressive resident rates, whichever yields a higher tax. However, Singapore does not tax capital gains. A non-resident individual (other than a director) exercising a short-term employment in Singapore for not more than 60 days may be exempt from tax in Singapore.

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

Foreign income in the form of branch profits, dividends and service fee income, or specified foreign income, received or deemed received in Singapore by a Singapore tax resident corporate taxpayer are exempted from Singapore tax subject to meeting the qualifying conditions.

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

The corporate tax rate in Singapore is 17.0% with effect from the Year of Assessment 2010.

Further, new start-up companies will, subject to certain conditions, be eligible for full tax exemption on their normal chargeable income of up to SG$100,000 and 50.0% tax exemption 224 on up to the next SG$200,000 of normal chargeable income in each of the company’s first year of assessment. Tax exemptions are also available in the second and third year of assessment, where there is up to 75.0% tax exemption on the first SG$100,000 and 50.0% tax exemption on the next SG$100,000.

Dividend Distributions

Dividends received in respect of the Class A Shares by either Singapore tax resident or non-Singapore tax resident taxpayers are not subject to Singapore withholding tax if certain conditions are met, even if paid to non-Singapore resident shareholders.

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

Goods and Services Tax (“GST”)

GST in Singapore is a consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 8.0%.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or our ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold the ADSs or our ordinary shares as “capital assets” (generally, property held for investment) as defined in the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No opinion of counsel has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS will not assert, or that a court will not sustain a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, or alternative minimum tax considerations, the Medicare tax on certain net investment income, or any state, local, and non-U.S. tax considerations relating to the ownership or disposition of the ADSs or our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust that (A) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all of its substantial decisions or (B) has a valid election in effect to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or our ordinary shares and their partners should consult their tax advisors regarding an investment in the ADSs or our ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with its terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those that give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our income and assets and our market capitalization, we do not expect to be classified as a PFIC for the current taxable year or foreseeable future taxable years. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to our market capitalization (determined based on the market price of the ADSs from time to time, which may be volatile). If our market capitalization declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, in the absence of certain elections, will continue to apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that will generally apply if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of our ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on the ADSs or our ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the NYSE, and therefore are considered to be readily tradeable on an established securities market in the United States, although there can be no assurance that the ADSs will continue to be so listed. Although the law in this regard is not entirely clear, because our ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to our ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of the ADSs or our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss and will be long-term if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Non-corporate U.S. Holders (including individuals) will generally be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of the ADSs or our ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. The U.S. foreign tax credit rules are complex and each U.S. Holder is advised to consult its tax advisor regarding such rules under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or our ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our ordinary shares, and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark- to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs, but not our ordinary shares, will be treated as marketable stock so long as our ADSs are listed on the NYSE, but no assurances can be given in this regard.

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

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or our ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with SEC a registration statement on Form F-1 (File No. 333-256322), including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed a registration statement on Form F-6 (Registration No. 333-256847) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at https://www.sec.gov.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Most of our revenue and expenses are denominated in functional currencies of our entities. Certain of our transactions are denominated in foreign currencies and therefore we are exposed to foreign currency risk. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

In addition, foreign exchange risk also arises from the possibility that fluctuations in foreign exchange rates can impact the value of financial instruments. The impact of foreign exchange fluctuations in our earnings is included in foreign exchange differences, net in the consolidated statements of cash flows.

To the extent we need to convert U.S. dollars into other currencies for our operations, appreciation of other currencies against U.S. dollars would reduce the amount in other currencies we receive from the conversion. Conversely, if we decide to convert other currencies into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of U.S. dollars against other currencies would reduce the U.S. dollar amounts available to us.

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

Credit risk

Our credit risk exposures are primarily attributable to accounts receivable, other receivables, bank balances, cash held on behalf of customers, due from joint ventures, and amount due from AMTD Group. We do not hold any collateral or other credit enhancements to cover our credit risks associated with our financial assets.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Each ADS represents 0.4 Class A ordinary shares (or a right to receive 0.4 Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash, or other property that may be held by the depositary. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

In the year ended April 30, 2023, we did not receive any payments from the depositary for its ADR program.

PART II

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

We raised US$129.2 million in net proceeds from our initial public offering, after deducting underwriting discounts and commissions and the offering expenses payable by us, including the net proceeds that we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. The total expenses incurred for our company’s account in connection with our initial public offering was US$14.3 million, which included US$10.0 million in underwriting discounts and commissions for the initial public offering and US$4.3 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from July 15, 2022 to April 30, 2023, we have used approximately US$5.8 million of the net proceeds from our initial public offering to support our business expansion and growth, and for general corporate purposes. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to fulfill the capital requirements for future license applications, acquisitions, IT infrastructure, and human resources, support our business expansion and growth, and use the remainder for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of April 30, 2023, our disclosure controls and procedures were effective.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of April 30, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

Attestation Report of the Registered Public Accounting Firm

See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Changes in Internal Control over Financial Reporting

To remediate our identified material weakness as of April 30, 2022 relating to lack of internal audit function to monitor, evaluate and communicate internal control deficiencies, we have adopted measures to improve our financial control over financial reporting during the year ended April 30, 2023, including the establishment of an internal audit department with sufficient resources and experienced personnel to design, review and monitor internal control over financial reporting and the hiring of sufficient and experienced personnel for the internal audit department.

Except for the measures to improve our internal control over financial reporting as described in this annual report, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.	CODE OF ETHICS

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

	For the Year ended April 30,
	2022	2023
	US$	US$

	(in thousands)
Audit Fees(1)	866	965
Tax Fees(2)	4	4

(1)

“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of interim condensed consolidated financial statements.

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

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company to be listed on the NYSE, we are subject to the NYSE listing standards. The NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. We followed home country practice with respect to annual general meetings and did not hold an annual general meeting of shareholders for the fiscal year ended April 30, 2023. We also relied upon the relevant home country exemption (i) in lieu of the requirement with respect to the size of our board committees, (ii) in lieu of the requirement for shareholder approval of share issuances (a) to certain related parties where the number of shares issued exceeded either one percent of the number of shares or of the voting power outstanding before the issuance, and (b) where such share are issued as consideration in a transaction or series of related transactions in which a related party has a five percent or greater interest (or such persons collectively have a ten percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the issuance exceeded either five percent of the number of shares or of the voting power outstanding before the issuance.

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Relationship with the Controlling Shareholder —We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.” As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In September 2022, the SEC conclusively listed AMTD Digital Inc. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended April 30, 2022. Our auditor who issued the audit report for us for the fiscal year ended April 30, 2022 is a registered public accounting firm located in China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed China from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

The Company’s significant consolidated foreign operating entities are organized or incorporated in Cayman Islands, British Virgin Islands, Singapore, Hong Kong, and Canada (the “Relevant Jurisdictions”). As of the date of this annual report, to the best of our knowledge, (i) the government entities in the Relevant Jurisdictions do not own any share of AMTD Digital Inc. or its consolidated foreign operating entities, (ii) the PRC government entities do not have a controlling financial interest in AMTD Digital Inc. or its consolidated foreign operating entities, and (iii) none of the members of the board of directors of AMTD Digital Inc. or its operating entities, is an official of the Communist Party of China. The currently effective memorandum and articles of association (or equivalent organizing document) of AMTD Digital Inc. and its foreign operating entities do not contain wording from any charter of the Communist Party of China.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of AMTD Digital Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

2.3	AMTD SpiderNet Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on August 30, 2022)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

Exhibit Number	Document

4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.6	Engagement Letter between the Registrant and its controlling shareholder dated October 1, 2020 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.7	Share Purchase Agreement between the Registrant and Value Partners Hong Kong Limited acting as the Investment Manager and on behalf of Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.8	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated December 19, 2019 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.9	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated January 31, 2020 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.10	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated January 31, 2020 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.11	Share Purchase Agreement among the Registrant, Mr. Calvin Choi, and Poly Platinum Enterprises Limited dated March 5, 2020 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.12	Share Purchase Agreement between the Registrant and Chestnut Business Limited dated April 9, 2020 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.13	Share Purchase Agreement among the Registrant, PolicyPal Pte. Ltd., Valenzia Wen Yin Yap, and the Selling Shareholders named therein dated June 11, 2020 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.14	Share Purchase Agreement between the Registrant and NSGP Holdings Limited dated July 30, 2020 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

Exhibit Number	Document

4.15	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated March 8, 2021 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.16	Share Purchase Agreement between the Registrant and AMTD Education Group dated March 8, 2021 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.17	Share Purchase Agreement between the Registrant and AMTD IDEA Group dated August 15, 2022 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on August 30, 2022)

4.18*	Business Loan Agreement between the Registrant and East West Bank dated February 15, 2023

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD Digital Inc.

By:	/s/ Mark Chi Hang Lo
Name: Mark Chi Hang Lo
Title: Chief Executive Officer
Date: August 23, 2023

AMTD DIGITAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of AMTD Digital Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial positions of AMTD Digital Inc. and its subsidiaries (the “Company”) as of April 30, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended April 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of April 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2023, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Presentation Currency
As discussed in Note 1 to the consolidated financial statements, the Company changed the presentation currency from Hong Kong dollar to United States dollar, and has applied this change retrospectively for all periods presented.
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
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, China
August 23, 2023
We have served as the Company’s auditor since 2021.

AMTD DIGITAL INC.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(All amounts in thousands of United States dollars (“US$”), except for share and per share data)

		Year ended April 30,
	Notes	2021*	2022*	2023
		US$	US$	US$

Revenue from contracts with customers	5	25,251	25,271	33,066
Employee benefits expense		(6,193)	(9,293)	(9,868)
Advertising and promotion expense		(328)	(522)	(655)
Premises and office expenses		(674)	(741)	(996)
Legal and professional fee		(883)	(3,010)	(2,891)
Depreciation and amortization		(631)	(846)	(1,988)
Finance costs	7	—	—	(1,195)
Other expenses		(430)	(405)	(2,439)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	8	9,063	16,940	15,386
Other income	9	171	867	16,052
Other gains and losses, net	10	(39)	609	153

Profit before tax		25,307	28,870	44,625
Income tax expense	11	(3,173)	(3,030)	(4,485)

Profit for the year	12	22,134	25,840	40,140

Other comprehensive (expense) income for the year:
Items that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency		(574)	(4,145)	(257)
Surplus on revaluation of hotel properties		—	—	1,145

		(574)	(4,145)	888

Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		107	(106)	(920)
Share of other comprehensive expense of joint ventures		—	—	(84)

		107	(106)	(1,004)

Other comprehensive expense for the year		(467)	(4,251)	(116)

Total comprehensive income for the year		21,667	21,589	40,024

Profit (loss) for the year attributable to:
- Owners of the Company		22,937	27,493	41,737
- Non-controlling interests		(803)	(1,653)	(1,597)

		22,134	25,840	40,140

Total comprehensive income (expense) for the year attributable to:
- Owners of the Company		22,421	23,294	41,513
- Non-controlling interests		(754)	(1,705)	(1,489)

		21,667	21,589	40,024

Earnings per share	13
- Basic (US$)		0.43	0.41	0.56
- Diluted (US$)		0.43	0.41	0.56

The accompanying notes are an integral part of the consolidated financial statements.

*	The comparative consolidated financial statements have been re-presented from Hong Kong dollar to US$ to reflect the Company’s change in presentation currency. See note 1.

AMTD DIGITAL INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
(All amounts in thousands of US$)

		As of May 1,	As of April 30,
	Notes	2021*	2022*	2023
		US$	US$	US$
ASSETS
Non-current assets:
Goodwill	17	7,557	7,477	—
Property, plant and equipment	18	20	16	238,600
Intangible assets	19	5,205	4,640	311
Prepayments, deposits and other receivables	21	2,011	—	—
Financial assets at FVTPL	20	37,858	19,130	5,170
Interests in joint ventures	16	—	—	98,092

Total non-current assets		52,651	31,263	342,173

Current assets:
Accounts receivable	21	8,941	5,039	9,803
Prepayments, deposits and other receivables	21	2,468	36,941	7,678
Amount due from AMTD Group (as defined in note 1)	30	275,442	321,438	126,444
Amount due from a non-controlling shareholder	30	—	—	539
Financial assets at FVTPL	20	—	—	9,243
Fiduciary bank balances		1,874	1,487	785
Cash and cash equivalents		53,631	14,337	152,930

		342,356	379,242	307,422
Assets classified as held for sale	15	—	—	12,081

Total current assets		342,356	379,242	319,503

Total assets		395,007	410,505	661,676

EQUITY AND LIABILITIES
Current liabilities:
Clients’ monies held on trust		1,173	847	428
Accounts payable	22	14	10	493
Other payables and accruals	22	5,007	3,447	3,253
Bank borrowings	23	—	—	65,803
Amount due to a non-controlling shareholder	30	—	—	53,803
Contract liabilities	24	5,038	5,291	10,162
Income tax payable		6,256	4,053	4,571

		17,488	13,648	138,513
Liabilities associated with assets classified as held for sale	15	—	—	1,030

Total current liabilities		17,488	13,648	139,543

Non-current liabilities:
Contract liabilities	24	4,017	677	1,031
Deferred tax liability	25	885	735	—

Total non-current liabilities		4,902	1,412	1,031

Total liabilities		22,390	15,060	140,574

Capital and reserves:
Share capital	26	7	7	8
Treasury shares	26	—	—	(52,235)
Reserves		369,362	392,924	510,174

Equity attributable to owners of the Company		369,369	392,931	457,947
Non-controlling interests	27	3,248	2,514	63,155

Total equity		372,617	395,445	521,102

Total equity and liabilities		395,007	410,505	661,676

The accompanying notes are an integral part of the consolidated financial statements.

*	The comparative consolidated financial statements have been re-presented from Hong Kong dollar to US$ to reflect the Company’s change in presentation currency. See note 1.

AMTD DIGITAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands of US$)

	Attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Share-based payment reserve	Exchange reserve	Property revaluation reserve	Capital reserve	Retained earnings	Total	Non- controlling interests	Total equity
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

At May 1, 2020*	5	128,214	—	—	—	—	16,656	19,530	164,405	—	164,405
Profit (loss) for the year	—	—	—	—	—	—	—	22,937	22,937	(803)	22,134
Other comprehensive (expense) income for the year:
Exchange differences arising on translation	—	—	—	—	(516)	—	—	—	(516)	49	(467)

Total comprehensive (expense) income for the year	—	—	—	—	(516)	—	—	22,937	22,421	(754)	21,667

Acquisition of subsidiaries (note 14(b))	—	8,725	—	—	—	—	—	—	8,725	4,002	12,727
Issuance of shares (note 26(a) and (e))	2	173,696	—	—	—	—	—	—	173,698	—	173,698
Share-based compensation (note31)	—	—	—	120	—	—	—	—	120	—	120

At April 30, 2021*	7	310,635	—	120	(516)	—	16,656	42,467	369,369	3,248	372,617
Profit (loss) for the year	—	—	—	—	—	—	—	27,493	27,493	(1,653)	25,840
Other comprehensive expense for the year:
Exchange differences arising on translation	—	—	—	—	(4,199)	—	—	—	(4,199)	(52)	(4,251)

Total comprehensive (expense) income for the year	—	—	—	—	(4,199)	—	—	27,493	23,294	(1,705)	21,589

Issuance of shares by a non-wholly owned subsidiary (note 19)	—	—	—	—	—	—	44	—	44	57	101
Share-based compensation (note 31)	—	—	—	224	—	—	—	—	224	914	1,138

At April 30, 2022*	7	310,635	—	344	(4,715)	—	16,700	69,960	392,931	2,514	395,445
Profit (loss) for the year	—	—	—	—	—	—	—	41,737	41,737	(1,597)	40,140
Other comprehensive (expenses) income for the year:
Exchange differences arising on translation	—	—	—	—	(702)	—	—	—	(702)	(475)	(1,177)
Surplus on revaluation of hotel properties	—	—	—	—	—	559	—	—	559	586	1,145
Share of other comprehensive expense of joint ventures	—	—	—	—	(81)	—	—	—	(81)	(3)	(84)

Total comprehensive (expense) income for the year	—	—	—	—	(783)	559	—	41,737	41,513	(1,489)	40,024

Issuance of shares (note 26(g))	1	229,185	—	—	—	—	—	—	229,186	—	229,186
Repurchase of shares of the Company (note 26(h))	—	—	(318,882)	—	—	—	—	—	(318,882)	—	(318,882)
Acquisition of subsidiaries under common control (note 14(a))	—	—	266,647	—	—	—	(153,692)	—	112,955	62,130	175,085
Share-based compensation (note 31)	—	—	—	244	—	—	—	—	244	—	244

At April 30, 2023	8	539,820	(52,235)	588	(5,498)	559	(136,992)	111,697	457,947	63,155	521,102

The accompanying notes are an integral part of the consolidated financial statements.

*	The comparative consolidated financial statements have been re-presented from Hong Kong dollar to US$ to reflect the Company’s change in presentation currency. See note 1.

AMTD DIGITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands of US$)

	Year ended April 30,
	2021*	2022*	2023
	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	25,307	28,870	44,625
Adjustments for:
Share of losses of joint ventures	—	—	401
Interest income	(18)	(743)	(15,945)
Finance costs	—	—	1,195
Depreciation	6	9	1,155
Amortization	625	837	833
Recovery of accounts receivable written off	(9)	(20)	(2)
Share-based payment	120	1,138	244
Changes in fair value on financial assets at FVTPL	(9,063)	(16,940)	(15,386)
Unrealized exchange gain	—	(403)	—

Operating cash flows before movements in working capital	16,968	12,748	17,120
Decrease in fiduciary bank balances	869	369	372
(Increase) decrease in accounts receivable	(7,522)	3,834	(4,272)
Decrease in prepayments, deposits and other receivables	1,609	521	1,545
Decrease in client’s monies held on trust	(120)	(316)	(398)
(Decrease) increase in accounts payable	(52)	7	173
(Decrease) increase in other payables and accruals	(2,328)	1,421	523
Increase (decrease) in contract liabilities	1,201	(3,011)	4,544

Cash generated from operations	10,625	15,573	19,607
Profits tax refunded (paid)	65	(5,323)	(4,106)

Net cash from operating activities	10,690	10,250	15,501

CASH FLOWS FROM INVESTING ACTIVITIES
Additions of financial assets at FVTPL	(6,520)	(3,835)	(5,545)
Proceeds from disposal of financial assets at FVTPL	10,038	—	58,170
Receipt of return from movie income right investments	—	2,681	—
Acquisition of property, plant and equipment	(22)	(6)	(2)
Acquisition of intangible assets	—	(227)	—
Acquisition of subsidiaries, net of cash acquired	2,673	—	3,860
Interest received	18	40	3,109
Loan to a third party	—	—	(100,123)
Repayment of loan to a third party	—	—	100,123
Advance to AMTD Group	(159,931)	(140,338)	(401,454)
Repayment from AMTD Group	113,927	92,546	222,271
Repayment from a non-controlling shareholder	—	—	97
Advance to fellow subsidiaries	(97,759)	—	—
Repayment from fellow subsidiaries	154,104	—	—

Net cash from (used in) investing activities	16,528	(49,139)	(119,494)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	—	—	15,018
Proceeds from issue of shares	3,498	—	229,186
Advance from AMTD Group	12,312	—	—
Repayment to AMTD Group	(3,116)	—	—
Advance from fellow subsidiaries	1,996	—	—
Repayment to fellow subsidiaries	(13,672)	—	—
Finance costs paid	—	—	(742)

Net cash from financing activities	1,018	—	243,462

Net increase (decrease) in cash and cash equivalents	28,236	(38,889)	139,469
Cash and cash equivalents at beginning of the year	25,317	53,631	14,337
Effect of foreign exchange rate changes	78	(405)	(145)

Cash and cash equivalents at end of the year	53,631	14,337	153,661

Represented by:
Cash and cash equivalents	53,631	14,337	152,930
Cash and cash equivalents classified as assets held for sale	—	—	731

	53,631	14,337	153,661

The accompanying notes are an integral part of the consolidated financial statements.

*	The comparative consolidated financial statements have been re-presented from Hong Kong dollar to US$ to reflect the Company’s change in presentation currency. See note 1.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

1.	GENERAL
AMTD Digital Inc. (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on September 12, 2019. The Company, through its subsidiaries (collectively, the “Group”), is mainly involved in the provision of digital solutions services—financial services, digital solutions services—non financial services, digital media, contents and marketing services and hotel operations, hospitality and very important person (“VIP”) services. The Group also invests in innovative technology companies.
On December 31, 2020, the Company’s immediate holding company, AMTD Group Inc. (formerly known as AMTD Group Company Limited (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”) and L.R. Capital Group Inc. (“LR Capital”) entered into a share repurchase agreement, where AMTD Group has repurchased certain shares previously allotted to LR Capital. From then onwards, AMTD Group became the ultimate holding company of the Company.
On February 23, 2022, AMTD IDEA Group, a company incorporated in the Cayman Islands and a subsidiary of AMTD Group, acquired 82.7% of shares of the Company with a consideration of US$992.8 million which was settled by 67,200,330 newly issued Class A ordinary shares and 51,253,702 newly issued Class B ordinary shares of AMTD IDEA Group. From then onwards, AMTD IDEA Group became the immediate holding company of the Company.
The Company completed its initial public offering on the New York Stock Exchange on July 15, 2022.
As of April 30, 2022 and 2023, the Group’s principal subsidiaries consist of the followings:

Name of principal subsidiaries	Date of incorporation/ acquisition	Place of incorporation/ establishment	Issued and fully paid/ registered share capital ( In dollar amount)	Percentage of shareholdings or voting rights at April 30,		Principal activities
				2022	2023
AMTD Risk Solutions Group Limited (“AMTD RSG”)	August 13, 2004	Hong Kong	HK$300,000	100%	100%	Provision of digital solutions services—financial services and non financial services

AMTD Digital Media Limited	August 13, 2004	Hong Kong	HK$1	100%	100%	Provision of digital solutions services—non financial services

AMTD Principal Investment Solutions Group Limited	July 27, 2016	BVI	US$1	100%	100%	Investment holding

AMTD Direct Investment I Limited	August 29, 2018	BVI	US$1	100%	100%	Investment holding

AMTD Biomedical Investment Limited	July 28, 2017	BVI	US$1	100%	100%	Investment holding

PolicyPal Pte. Ltd. (“PolicyPal”)	August 3, 2020	Singapore	US$70	51%	51%	Provision of digital solutions services—financial services

AMTD Assets Group**	February 6, 2023	Cayman Islands	US$1	—	96.1%	Investment holding

Fine Cosmos Development Limited**	February 6, 2023	Hong Kong	HK$2	—	49%*	Hotel operations, hospitality and VIP services

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

1.	GENERAL - (CONTINUED)

Name of principal subsidiaries	Date of incorporation/ acquisition	Place of incorporation/ establishment	Issued and fully paid/ registered share capital ( In dollar amount)	Percentage of shareholdings or voting rights at April 30,		Principal activities
				2022	2023

RCC Holdings Limited**	February 6, 2023	Canada	Canada dollar (“CAD”) 73,000,100	—	51%	Hotel operations, hospitality and VIP services

Hotel Versante Limited**	February 6, 2023	Canada	CAD3,500,100	—	51%	Hotel operations, hospitality and VIP services

*
The Group has equity interests and control over Fine Cosmos Development Limited due to the shareholders’ agreement of which the Group has rights to direct decision making of the relevant activities of Fine Cosmos Development Limited and thus Fine Cosmos Development Limited is a subsidiary of AMTD Assets Group.

**
On February 6, 2023, the Company acquired 96.1% of the equity interest of AMTD Assets Group from AMTD Group. The acquisition of AMTD Assets Group and its subsidiaries (“AMTD Assets”) has been accounted for as business combination under common control. See note 14(a) for details.

All of the principal subsidiaries operate predominantly in Asia and Canada.
The above table lists the subsidiaries
of
the Group which principally affected the results or net assets of the Group.
Change in presentation currency
The Directors have elected to change the Group’s presentation currency in the financial statements from Hong Kong dollar (“HK$”) to US$ to better reflect the economic footprint of our business. The directors of the Company believes that the presentation currency change will give investors and other stakeholders a clearer understanding of the Group’s performance over time. The change in presentation currency is a voluntary change which is accounted for retrospectively in the consolidated financial statements and all comparative financial information has been restated accordingly, unless otherwise stated. The change in presentation currency resulted in foreign currency translation adjustment to the Group’s other comprehensive income amounting to a loss of US$

and
 US$4,145

for the years ended April 30, 2021 and 2022, respectively. The change in presentation currency resulted in restated exchange reserve of
 US$516

and US$4,715
as of May 1, 2021 and April 30, 2022, respectively.

2.	APPLICATION OF AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)
Application of amendments to IFRSs
In the year ended April 30, 2023, the Group has applied the following amendments to IFRSs issued by the International Accounting Standards Board (“IASB”) for the first time, which are mandatorily effective for the Group’s annual period beginning on May 1, 2022 for the preparation of the Group’s consolidated financial statements:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendments to IAS 16	Plant and Equipment – Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018-2020
In May 2023, the IASB has issued the amendments to IAS 12
International Tax Reform – Pillar Two Model Rules
, IAS 12 paragraphs 4A and 88A are immediately effective upon issue of the amendments.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.	APPLICATION OF AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) - (CONTINUED)
Application of amendments to IFRSs - (Continued)

Except as described below, the amendments to IFRSs in the year ended April 30, 2023 has had no material impact on the Group’s financial positions and performance for the current and prior periods and/or on the disclosures set out in these consolidated financial statements.
Impacts on application of Amendments to IFRS 3
Reference to the Conceptual Framework
The Group has applied the amendments to business combinations for which the acquisition date was on or after May 1, 2022. The amendments update a reference in IFRS 3
Business Combinations
so that it refers to the
Conceptual Framework for Financial Reporting
issued by IASB in March 2018 (the “Conceptual Framework”) instead of the International Accounting Standards Committee’s
Framework for the
Preparation and Presentation of Financial Statements
(replaced by the
Conceptual Framework for
Financial Reporting
issued in September 2010), add a requirement that, for transactions and events within the scope of IAS 37
Provisions, Contingent Liabilities and Contingent Assets
or IFRIC 21
Levies
, an acquirer applies IAS 37 or IFRIC 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination and add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.
The application of the amendments in the current year has had no impact on the Group’s consolidated financial statements.
New and revised IFRSs in issue but not yet effective
The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (“IASs”) that have been issued but are not yet effective:

IFRS 17 (including the June 2020 and December 2021 Amendments to IFRS 17)	Insurance Contracts 1
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 2
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback 3
Amendments to IAS 1	Classification of Liabilities as Current or Non-current 3
Amendments to IAS 1	Non-current Liabilities with Covenants 3
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies 1
Amendments to IAS 8	Definition of Accounting Estimates 1
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction 1
Amendments to IAS 12	International Tax Reform – Pillar Two Model Rules 4
Amendments to IAS 21	Lack of Exchangeability 5

1	Effective for annual periods beginning on or after January 1, 2023.
2	Effective for annual periods beginning on or after a date to be determined.
3	Effective for annual periods beginning on or after January 1, 2024.
4	Effective for annual periods beginning on or after January 1, 2023 (except for IAS 12 paragraphs 4A and 88A which are immediately effective upon issue of the amendments).
5	Effective for annual periods beginning on or after January 1, 2025.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.	APPLICATION OF AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) - (CONTINUED)
New and revised IFRSs in issue but not yet effective - (Continued)

Except for the impact mentioned below, the directors of the Company anticipate that application of the other new and amendments to IFRSs will have no material impact on the Group’s financial position and financial performance when they become effective.
Amendments to IAS 1
Classification of Liabilities as Current or Non-current
(the “2020 Amendments”) and Amendments to IAS 1
Non-current Liabilities with Covenants
(the “2022 Amendments”)
The 2020 Amendments provide clarification and additional guidance on the assessment of right to defer settlement for at least twelve months from reporting date for classification of liabilities as current or non-current,
which:

•
clarify that if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instruments, these terms do not affect its classification as current or non-current only if the entity recognizes the option separately as an equity instrument applying IAS 32
Financial Instruments: Presentation
.

•
specify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. Specifically, the amendments clarify that the classification should not be affected by management intentions or expectations to settle the liability within 12 months.

For rights to defer settlement for at least twelve months from reporting date which are conditional on the compliance with covenants, the requirements introduced by the 2020 Amendments have been modified by the 2022 Amendments. The 2022 Amendments specify that only covenants with which an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Covenants which are required to comply with only after the reporting period do not affect whether that right exists at the end of the reporting period.
In addition, the 2022 Amendments specify the disclosure requirements about information that enables users of financial statements to understand the risk that the liabilities could become repayable within twelve months after the reporting period, if the entity classifies liabilities arising from loan arrangements as non-current when the entity’s right to defer settlement of those liabilities is subject to the entity complying with covenants within twelve months after the reporting period.
The 2022 Amendments also defer the effective date of applying the 2020 Amendments to annual reporting periods beginning on or after 1 January 2024. The 2022 Amendments, together with the 2020 Amendments, are effective for annual reporting periods beginning on or after 1 January 2024, with early application permitted. If an entity applies the 2020 amendments for an earlier period after the issue of the 2022 Amendments, the entity should also apply the 2022 Amendments for that period.
Based on the Group’s outstanding liabilities as at April 30, 2023 and the related terms and conditions stipulated in the agreements between the Group and the related lenders, the application of the 2020 and 2022 Amendments will not result in reclassification of the Group’s liabilities.
Amendments to IAS 1 and IFRS Practice Statement 2
Disclosure of Accounting Policies
IAS 1 is amended to replace all instances of the term “significant accounting policies” with “material accounting policy information”. Accounting policy information is material if, when considered together

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.	APPLICATION OF AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) - (CONTINUED)
New and revised IFRSs in issue but not yet effective - (Continued)
Amendments to IAS 1 and IFRS Practice Statement 2
Disclosure of Accounting Policies - (Continued)

with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
The amendments also clarify that accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. If an entity chooses to disclose immaterial accounting policy information, such information must not obscure material accounting policy information.
IFRS Practice Statement 2
Making Materiality Judgements
(the “Practice Statement”) is also amended to illustrate how an entity applies the “four-step materiality process” to accounting policy disclosures and to judge whether information about an accounting policy is material to its financial statements. Guidance and examples are added to the Practice Statement.
The application of the amendments is not expected to have significant impact on the financial position or performance of the Group but may affect the disclosures of the Group’s significant accounting policies. The impacts of application, if any, will be disclosed in the Group’s future consolidated financial statements.
Amendments to IAS 8
Definition of Accounting Estimates
The amendments define accounting estimates as “monetary amounts in financial statements that are subject to measurement uncertainty”. An accounting policy may require items in financial statements to be measured in a way that involves measurement uncertainty — that is, the accounting policy may require such items to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, an entity develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available, reliable information.
In addition, the concept of changes in accounting estimates in IAS 8 is retained with additional clarifications.
The application of the amendments is not expected to have significant impact on the Group’s consolidated financial statements.

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis of preparation of consolidated financial statements
The Group’s consolidated financial statements have been prepared in accordance with IFRSs and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued by IASB. For the purpose of preparation of the consolidated financial statements, information is considered material if such information is reasonably expected to influence decision made by primary users.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.1	Basis of preparation of consolidated financial statements - (Continued)

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at FVTPL and hotel properties which are measured at fair value.

3.2	Significant accounting policies

(a)	Basis of consolidation
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
When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Group, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•
any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

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

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(a)	Basis of consolidation - (Continued)

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
Business combinations
A business is an integrated set of activities and assets which includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired processes are considered substantive if they are critical to the ability to continue producing outputs, including an organized workforce with the necessary skills, knowledge, or experience to perform the related processes or they significantly contribute to the ability to continue producing

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(b)	Business combinations or asset acquisitions - (Continued)
Business combinations - (Continued)

outputs and are considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
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
For business combinations in which the acquisition date is on or after May 1, 2022, the identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the Conceptual Framework except for transactions and events within the scope of IAS 37 or IFRIC 21, in which the Group applies IAS 37 or IFRIC 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination. Contingent assets are not recognized.
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

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(b)	Business combinations or asset acquisitions - (Continued)
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
Business combinations under common control
The Company accounts for the business combination with entities under common control using historical carrying values and under a prospective basis (referred to herein as predecessor accounting) which involves the Company accounting for the combination prospectively from the date on which it occurred. For predecessor accounting:

•	Assets and liabilities of the acquired entity are stated at carrying amounts in the consolidated financial statements of the controlling party. Fair value measurement is not required.

•	Income statement reflects the results of the combining parties.

•	No new goodwill arises in predecessor accounting.

•	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in capital reserve.

(c)	Goodwill
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

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(c)	Goodwill - (Continued)

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
The Group measures its movie income right investments, equity investment at FVTPL and hotel properties included in property, plant and equipment at fair value or revalued amount at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
For financial instruments which are transacted at fair value and a valuation technique including unobservable inputs are to be used to measure fair value in subsequent periods, the valuation technique is calibrated so that at initial recognition the results of the valuation technique equals the transaction price.
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

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(e)	Revenue from contracts with customers
Revenue is derived from the commissions and fees from the digital solutions services—financial services and membership fee from the digital solutions services—non financial services, income from digital media, content, and marketing services, and income from hotel operations, hospitality and VIP services.
Digital solutions services—financial services
The Group earns commission income by facilitating the arrangement between insurance company partners and individuals/businesses. The service promised to the customer is placement of an effective insurance or reinsurance policy. Commission revenue is usually a percentage of the premium paid by the insured and generally depends upon the type of insurance or reinsurance policy and the insurance company partner. Revenue is recognized at a point in time upon execution and effectiveness of insurance contracts. The Group allows a credit period up to 15 days to its customers.
Digital solutions services—non financial services
The Group provides its corporate clients exclusive access to the membership program for a fixed membership fee negotiated on case by case basis and agreed upon entering the contract with each customer based on the level of annual fee including the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the membership program, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors. The digital solutions services—non financial services segment provides its members networking opportunities with prestigious corporate members, prominent business executives and partners. Contract terms of contracts entered during the years ended April 30, 2021, 2022 and 2023 generally ranged from 1 to 3 years with a weighted average contract terms of 24.3 months, 25.5 months and 23.9 months, respectively. Revenue from such service is recognized over time as the customers simultaneously receive and consume the service provided by the Group. The Group may require customers to provide partial upfront payments of total service fees. Upfront payment is due immediately at the point the customer entered into the service contracts. The remaining payments will be settled according to the payment schedules stated in the service contracts. The Group may allow a credit period ranging from 0 to 90 days to its customers for the demand note issued in accordance with the payment schedules. When the Group receives an upfront payment, this will give rise to contract liabilities at the time of the initial sales transaction for which revenue is recognized over the membership service period.
Digital media, content, and marketing services
The Group provides digital media, content, and marketing services to its customers on its multimedia channels. The Group recognizes revenues of the digital media, content, and marketing services over the contract term during which the content is displayed.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(e)	Revenue from contracts with customers - (Continued)

Hotel operations, hospitality and VIP services
The Group provides accommodations and other ancillary services to hotel guests. Revenue of hotel operations, hospitality and VIP services are recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation, as the hotel guest simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs.
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
For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s operations are translated into the presentation currency of the Group using exchange rates prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of exchange reserve (attributed to non-controlling
interests as appropriate).
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

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(g)	Employee benefits - (Continued)

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
Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment, apart from hotel properties, are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. Hotel properties

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(j)	Property, plant and equipment - (Continued)

are stated in the consolidated statements of financial position at their revalued amounts, being the fair value at the date of revaluation, less any accumulated depreciation and accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the reporting date.
Changes in the values of hotel properties are dealt with as movements in the property revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the consolidated statement of profit or loss. Any subsequent revaluation surplus is credited to the consolidated statement of profit or loss to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the property revaluation reserve realized in respect of previous valuations is transferred to retained profits as a movement in reserves.
Depreciation is recognized so as to write off the cost of assets or valuation of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
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
Subsequent to initial recognition, intangible asset acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible asset with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(k)	Intangible assets - (Continued)
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
If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata
basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(l)	Impairment on property, plant and equipment and intangible assets other than goodwill - (Continued)

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

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(m)	Taxation - (Continued)

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
Financial assets
The Group’s financial assets consist of cash and cash equivalents, fiduciary bank balances, accounts and other receivables, amounts due from AMTD Group, joint ventures and non-controlling shareholders, and financial assets at FVTPL.
Classification and subsequent measurement of financial assets
Financial assets that meet the following conditions are subsequently measured at amortized cost:

•	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial assets - (Continued)
Classification and subsequent measurement of financial assets - (Continued)

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):

•	the financial asset is held within a business model whose objective is achieved by both selling and collecting contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All other financial assets are subsequently measured at FVTPL.
A financial asset is held for trading if:

•	it has been acquired principally for the purpose of selling in the near term; or

•	on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.
In addition, the Group may irrevocably designate a financial asset that are required to be measured at the amortized cost or FVTOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

(i)	Amortized cost and interest income
Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired.

(ii)	Financial assets at FVTPL
Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI are measured at FVTPL.
Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial assets - (Continued)
Classification and subsequent measurement of financial assets - (Continued)

(ii)	Financial assets at FVTPL - (Continued)

profit or loss includes any dividend or interest earned on the financial asset and is included in the “changes in fair value on financial assets measured at fair value through profit or loss” line item.
Impairment of financial assets
The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including accounts receivable, deposits, other receivables, amounts due from AMTD Group, joint ventures and a non-controlling shareholder, fiduciary bank balances and bank balances) which are subject to impairment assessment under IFRS 9
Financial Instruments
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
In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial assets - (Continued)
Impairment of financial assets - (Continued)

(i)	Significant increase in credit risk - (Continued)

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

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

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial assets - (Continued)
Impairment of financial assets - (Continued)

(iii)	Credit-impaired financial assets
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
The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of accounts receivable, when the amounts are over 3 years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A
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

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial assets - (Continued)
Impairment of financial assets - (Continued)

(v)	Measurement and recognition of ECL - (Continued)

For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

•	Past-due status;

•	Nature, size and industry of debtors; and

•	External credit ratings where available.
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
Financial liabilities and equity
The Group’s financial liabilities include clients’ monies held on trust, accounts and other payable, bank borrowings and amount due to a non-controlling shareholder.
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)
Financial liabilities and equity - (Continued)

Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.
Financial liabilities at amortized cost
Financial liabilities including amount due to a non-controlling shareholder, bank borrowings, clients’ monies held on trust, accounts payable and other payables are subsequently measured at amortized cost, using the effective interest method.
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
Cash and cash equivalents presented on the consolidated statement of financial position include:

(a)
cash, which comprises of cash on hand and demand deposits, excluding bank balances that are subject to regulatory restrictions that result in such balances no longer meeting the definition of cash; and

(b)
cash equivalents, which comprises of short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

For the purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(p)	Fiduciary bank balances
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

(q)	Investments in joint ventures
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
The Group’s investment in joint ventures are stated in the consolidated statement of financial position at cost and the Group’s share of net assets under the equity method of accounting, less any impairment losses. The financial statements of joint ventures used for equity accounting purposes are prepared using uniform accounting policies as those of the Group for similar transactions and events in similar circumstances. Appropriate adjustments have been made to conform the joint venture’s accounting policies to those of the Group. The Group’s share of the post-acquisition results and other comprehensive income of joint ventures is included in the consolidated statement of profit or loss and consolidated statement of comprehensive income, respectively. Changes in net assets of joint venture other than profit or loss and other comprehensive income are not accounted for unless such changes resulted in changes in ownership interest held by the Group. When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture exceeds the Group’s interest in that joint venture, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.
On acquisition of the investment in a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

3.2	Significant accounting policies - (Continued)

(q)	Investments in joint ventures - (Continued)

The Group assesses whether there is objective evidence that the interest in a joint venture may be impaired. When any objective evidence exists, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 “Impairment of Assets” as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
When a group entity transacts with a joint venture of the Group, profits and losses resulting from the transactions with the joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the joint venture that are not related to the Group.

(r)	Non-current assets held for sale
Non-current assets (and disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in the relevant subsidiary after the sale.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell, except for financial assets within the scope of IFRS 9, which continue to be measured in accordance with the accounting policies as set out in respective sections.

(s)	Borrowing costs
Borrowing costs not directly attributable to the acquisition, construction or production of qualifying assets are recognized as expenses in profit or loss in the period in which they are incurred.

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of the Group’s accounting policies, which are described in note 3, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY - (CONTINUED)

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
Certain of the Group’s unquoted equity instruments and movie income right investments are measured at fair value with fair value being determined based on significant inputs using valuation techniques. Judgment and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. Whilst management considers these valuations are the best estimates, the market volatility may cause further disruptions to the investees’ businesses and movie production and box-office, which have led to higher degree of uncertainties in respect of the valuations. Changes in assumptions relating to these factors could result in material adjustments to the fair value of these instruments.
In determining the fair value of unquoted equity instruments measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques, management relied in part on valuation reports prepared by independent valuers based on data management provided. These valuation reports provided management with guidelines in determining the fair value, but the determination was made by management.
The assumptions used to derive such fair values of unquoted equity instruments include the recent transaction price, probability of initial public offering, redemption and liquidation, the risk-free interest rate and expected volatility. The assumptions used to derive such fair values of movie income right investments include the expected ticket sales performance, expected movie production costs and discount rate. The key assumptions/inputs used to derive the relevant fair values are detailed in note 29(c).
Fair values of hotel properties
Hotel properties are stated at fair value based on the valuation on

which the Company closely worked with an independent qualified professional valuer.
In relying on the valuation reports, the directors of the Company have exercised their judgement and are satisfied that the method of valuation is reflective of the current market conditions. Changes to these assumptions or other unexpected incidents would result in changes in the fair values of the Group’s hotel properties and the corresponding adjustments to the amount of gain or loss reported in the consolidated statement of profit or loss and other comprehensive income.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY - (CONTINUED)
Fair values of hotel properties - (Continued)

The key assumptions used to derive such fair values of hotel properties include the discount rates and average daily rates. The key assumptions/inputs used to derive the relevant fair values are detailed in note 18.
As at April 30, 2023, the carrying amount of the Group’s hotel properties is US$238,594.

5.	REVENUE

(i)	Disaggregation of revenue from contracts with customers
Year ended April 30, 2021

Segments	Digital solutions services— non financial services	Digital solutions services— financial services	Digital media, content, and marketing services and others	Total
	US$	US$	US$	US$
Types of services
Digital solutions services—non financial services	23,740	—	—	23,740
Digital solutions services—financial services	—	1,511	—	1,511

Total	23,740	1,511	—	25,251

Timing of revenue recognition
A point in time	—	1,511	—	1,511
Over time	23,740	—	—	23,740

Total	23,740	1,511	—	25,251

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE - (CONTINUED)

(i)	Disaggregation of revenue from contracts with customers - (Continued)

Year ended April 30, 2022

Segments	Digital solutions services— non financial services	Digital solutions services— financial services	Digital media, content, and marketing services and others	Total
	US$	US$	US$	US$
Types of services
Digital solutions services—non financial services	23,689	—	—	23,689
Digital solutions services—financial services	—	1,514	—	1,514
Digital media, content, and marketing services	—	—	68	68

Total	23,689	1,514	68	25,271

Timing of revenue recognition
A point in time	—	1,514	—	1,514
Over time	23,689	—	68	23,757

Total	23,689	1,514	68	25,271

Year ended April 30, 2023

Segments	Digital solutions services— non financial services	Digital solutions services— financial services	Hotel operations, hospitality and VIP services	Digital media, content, and marketing services and others	Total
	US$	US$	US$	US$	US$
Types of services
Digital solutions services—non financial services	28,037	—	—	—	28,037
Digital solutions services—financial services	—	1,540	—	—	1,540
Digital media, content, and marketing services	—	—	—	1,294	1,294
Hotel operations, hospitality and VIP services	—	—	2,195	—	2,195

Total	28,037	1,540	2,195	1,294	33,066

Timing of revenue recognition
A point in time	—	1,540	—	—	1,540
Over time	28,037	—	2,195	1,294	31,526

Total	28,037	1,540	2,195	1,294	33,066

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE - (CONTINUED)

(ii)	Transaction price allocated to the remaining performance obligation for contracts with customers
There were no remaining performance obligations for digital solutions services—financial services as of April 30, 2022 and 2023. The expected timing of recognizing revenue for the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) of other services as at April 30, 2022 and 2023 are as follows:

	Digital solutions services— non financial services		Hotel operations, hospitality and VIP services		Digital media, content, and marketing services		Total
	2022	2023	2022	2023	2022	2023	2022	2023
	US$	US$	US$	US$	US$	US$	US$	US$
Within one year	8,676	26,883	—	493	—	1,500	8,676	28,876
More than one year but not more than two years	678	7,302	—	—	—	250	678	7,552

	9,354	34,185	—	493	—	1,750	9,354	36,428

6.	OPERATING SEGMENTS
In the prior years, the Group had identified three operating segments, SpiderNet ecosystem solutions services segment, digital financial services segment, and corporate segment. As a result of business acquisitions in 2023, the Group updated its internal organizational structure and the financial measures provided to the chief operating decision maker (“CODM”). SpiderNet ecosystem solutions services segment, digital financial services segment, and corporate segment are also renamed as digital solutions services—non financial services segment, digital solutions services—financial services segment, and digital media, content, and marketing services and others segment, respectively, to reflect the Group’s holistic business services to the customers.
These changes in segment reporting align with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of operating segments. These changes in segment presentation do not affect consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income or consolidated statements of cash flows. The Group retrospectively revised prior period segment information, to conform to current period presentation.
The Group now operates its businesses in four operating segments: digital solutions services—non financial services segment, digital solutions services—financial services segment,
h
otel operations, hospitality and VIP services segment and digital media, content, and marketing services and others segment. The following summary describes the operations in each of the Group’s reportable segment.

(a)
The digital solutions services—non financial services segment: The Group provides its institutional and corporate clients with exclusive, paid access to the AMTD SpiderNet ecosystem to enhance their investor communication, investor relations and corporate communication to potentially maximize their valuation;

(b)	The digital solutions services—financial services segment: The Group provides primarily corporate clients with insurance brokerage services;

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)

(c)
Hotel operations, hospitality and VIP services segment: The Group engages in hotel investments, hotel operations, hospitality and VIP services since the acquisition of AMTD Assets in February 2023; and

(d)
The digital media, content, and marketing services and others segment: The Group engages in digital media, content, and marketing business in which the Group creates and promotes digital solutions content by investing in and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms and invests in innovative technology companies which operate digital non

financial
license businesses through strategic investments.

Segment revenues and results
The following is an analysis of the Group’s revenues and results by operating and
reportable segments:
For the year ended April 30, 2021

	Digital solutions services— non financial services	Digital solutions services— financial services	Digital media, content, and marketing services and others	Consolidated
	US$	US$	US$	US$
Segment revenues
Revenue from external customers	22,777	1,438	—	24,215
Revenue from related parties	963	73	—	1,036

	23,740	1,511	—	25,251

Changes in fair value on financial assets measured at FVTPL	—	—	9,063	9,063

Segment profits	18,605	140	9,130	27,875
Unallocated:
Other gains and losses				(39)
Corporate expenses				(2,529)

Profit before tax				25,307

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)
Segment revenues and results - (Continued)

For the year ended April 30, 2022

	Digital solutions services— non financial services	Digital solutions services— financial services	Digital media, content, and marketing services and others	Consolidated
	US$	US$	US$	US$
Segment revenues
Revenue from external customers	22,047	1,430	68	23,545
Revenue from related parties	1,642	84	—	1,726

	23,689	1,514	68	25,271

Changes in fair value on financial assets measured at FVTPL	—	—	16,940	16,940

Segment profits	17,527	122	17,491	35,140
Unallocated:
Other income				4
Other gains and losses				609
Corporate expenses				(6,883)

Profit before tax				28,870

For the year ended April 30, 2023

	Digital solutions services— non financial services	Digital solutions services— financial services	Hotel operations, hospitality and VIP services	Digital media, content, and marketing services and others	Consolidated
	US$	US$	US$	US$	US$
Segment revenues
Revenue from external customers	25,869	1,480	2,195	1,294	30,838
Revenue from related parties	2,168	60	—	—	2,228

	28,037	1,540	2,195	1,294	33,066

Changes in fair value on financial assets measured at FVTPL	—	—	—	15,386	15,386

Segment profits/(losses)	21,470	87	(1,858)	19,287	38,986
Unallocated:
Other income					13,330
Other gains and losses					153
Corporate expenses					(7,844)

Profit before tax					44,625

The accounting policies of the operating segments are the same as the Group’s accounting policies described in note 3. Segment profits (losses
) represents the profit earned by/loss from each segment without allocation of certain other income, other gains and losses, corporate expenses, including central administration costs and

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)
Segment revenues and results - (Continued)

directors’ emoluments. This is the measure reported to the CODM for the purposes of resources allocation and performance assessment.
The CODM makes decisions according to operating results of each segment. No analysis of segment asset and segment liability is presented as the CODM does not regularly review such information for the purposes of
resources allocation
and
performance assessment. Therefore, only segment revenue and segment results are presented.
Geographical information
During the year ended April 30, 2021, the Group’s operations are located in Hong Kong and Singapore. The Group’s revenue from external customers, based on the location of services, are US$24,950 and US$301 which are derived from Hong Kong and Singapore, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets, of US$
6 and US$14,250 reside in Hong Kong and Singapore, respectively, at April 30, 2021.
During the year ended April 30, 2022, the Group’s operations are located in Hong Kong and Singapore. The Group’s revenue from customers, based on the location of services, are US$25,158 and US$113 which are derived from Hong Kong and Singapore, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets, of US$4 and US$12,129 reside in Hong Kong and Singapore, respectively, at April 30, 2022.
During the year ended April 30, 2023, the Group’s operations are located in Hong Kong, Canada and Singapore. The Group’s revenue from customers, based on the location of services, are US$31,736, US$1,107 and US$223 which are derived from Hong Kong, Canada and Singapore, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets/operations, of US$172,141, US$66,618 and US$67,898 reside in Hong Kong, Canada and Singapore, respectively, at April 30, 2023.
Information about major customers
Revenue from customers of the corresponding years contributing over 10% of the total sales of the Group are as follows:

	2021		2022		2023
	US$		US$		US$
Customer A 1	2,838		N/A	3	N/A	3
Customer B 1	N/A	3	2,566		N/A	3
Customer C 2	N/A	3	N/A	3	4,673

1	Revenue from digital solutions services—non financial services segment
2	Revenue from digital solutions services—non financial services segment and digital media, content, and marketing services and others segment
3	Revenue by this customer is less than 10% of the total revenue

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)
Information about major customers - (Continued)

In addition, the Company provided digital solutions services—non financial services to non-controlling
shareholders of the Company with revenue of US$5,007, US$1,554 and nil recognized for the years ended April 30, 2021, 2022 and 2023, respectively.

7.	FINANCE COSTS

	2021	2022	2023
	US$	US$	US$
Interest on bank borrowings	—	—	769
Interest on amount due to a non-controlling shareholder	—	—	426

	—	—	1,195

8.	CHANGES IN FAIR VALUE ON FINANCIAL ASSETS MEASURED AT FVTPL

	2021	2022	2023
	US$	US$	US$
Changes in fair value on financial assets at FVTPL	9,063	16,940	15,386

During the year ended April 30, 2022, the Group disposed a financial asset measured at FVTPL to an independent third party at a consideration of US$32,520 which was included in other receivables and fully settled as at April 30, 2023 and resulting in a gain on disposal of US$16,752.
During the year ended April 30, 2023, the Group disposed financial assets measured at FVTPL to independent third parties at the consideration of US$25,650 and resulting in a gain on disposal of US$15,036.

9.	OTHER INCOME

	2021	2022	2023
	US$	US$	US$
Bank and other interest income (note (i))	18	743	15,945
Government grant (note (ii))	152	117	56
Others	1	7	51

	171	867	16,052

Notes:
(i) The amount mainly includes (a) interest income of US$6,224 from an interest-bearing loan receivable of US$100,123 from an independent third party, which was settled in April 2023, (b) interest income of US$
2,608 from an interest-bearing note receivable of US$
32,520
in relation to the consideration receivable in related to disposal of a financial asset measured at FVTPL during the year ended April 30, 2022 and (c) interest income of US$
6,612 from amount due from AMTD Group (note 30).

(ii)  During the years ended April 30, 2021, 2022 and 2023, the Group recognized government grants of US$152, US$117 and US$56, respectively, in respect of
COVID-19-related
subsidies relates to employment support programs provided by governments.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

10.	OTHER GAINS AND LOSSES, NET

	2021	2022	2023
	US$	US$	US$
Net exchange (loss) gain	(48)	589	151
Recovery of accounts and other receivables written off	9	20	2

	(39)	609	153

11.	INCOME TAX EXPENSE

	2021	2022	2023
	US$	US$	US$
Hong Kong Profits Tax
- Current tax	3,282	3,207	4,630
- Overprovision in prior years	(3)	(36)	(5)
Deferred tax (note 25)	(106)	(141)	(140)

	3,173	3,030	4,485

Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity is taxed at 8.25%, and profits above HK$2 million is taxed at 16.5%. The profits of group entities not qualifying for the two-tiered
profits tax rates regime continue to be taxed at a flat rate of 16.5%.
Singapore CIT is calculated at 17.0% on the estimated assessable profit. No provision for taxation in Singapore has been made as the relevant group entities have no assessable profits during the years ended April 30, 2021, 2022 and 2023.
The Company’s subsidiaries established in Canada is subject to Federal and Ontario provincial income taxes at an aggregate rate of 33%. Since the acquisition of AMTD Assets in February 2023, no provision for taxation in Canada has been made as the relevant group entities have no assessable profits.
The income tax expense for the year can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows:

	2021	2022	2023
	US$	US$	US$
Profit before tax	25,307	28,870	44,625

Tax at the domestic income tax rate of 16.5%	4,176	4,764	7,363
Tax effect of income not taxable for tax purpose	(2,156)	(3,168)	(3,070)
Tax effect of expenses not deductible for tax purpose	968	1,010	51
Tax effect of share of losses of joint ventures	—	—	66
Tax effect of tax losses not recognized	202	457	400
Utilization of tax losses previously not recognized	—	—	(298)
Overprovision in prior years	(3)	(36)	(5)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(9)	3	(20)
Others	(5)	—	(2)

Income tax expense for the year	3,173	3,030	4,485

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

11.	INCOME TAX EXPENSE - (CONTINUED)

The Group has unused tax losses of US$1,806 and US$60,865 at April 30, 2022 and 2023, available for offset against future profits, respectively. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

12.	PROFIT FOR THE YEAR
Profit for the year has been arrived at after charging:

	2021	2022	2023
	US$	US$	US$
Directors’ emoluments
Salaries, allowances and other benefits	570	509	1,125
Retirement benefit scheme contributions (note)	9	8	9
Staff costs
Salaries, allowances and other benefits	5,456	8,616	8,610
Retirement benefit scheme contributions (note)	158	160	124
Share of losses of joint ventures (including in other expenses)	—	—	401
Depreciation and amortization	631	846	1,988

Note:
The Group operates a Mandatory Provident Fund Scheme and Central Provident Fund Scheme for all qualifying employees in Hong Kong and Singapore, respectively. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees.

13.	EARNINGS PER SHARE
The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

Earnings figures are calculated as follows:	2021	2022	2023
	US$	US$	US$
Earnings for the purpose of basic and diluted earnings per share	22,937	27,493	41,737

Number of shares	2021	2022	2023
Weighted average number of ordinary shares for the purpose of basic earnings per share	52,919,515	67,579,432	74,159,933
Effect of dilutive potential ordinary shares -restricted ordinary shares and restricted shares unit (note 31)	7,185	28,492	47,236

Weighted average number of ordinary shares for the purpose of diluted earnings per share	52,926,700	67,607,924	74,207,169

14.	ACQUISITIONS OF SUBSIDIARIES
(a)
Acquisition of AMTD Assets in 2023
In August 2022, AMTD IDEA Group and the Company had entered into certain agreements pursuant to which the Company acquired 96.1% of the equity interest in AMTD Assets, which holds a global portfolio

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITIONS OF SUBSIDIARIES - (CONTINUED)
(a)
Acquisition of AMTD Assets in 2023 - (Continued)

of premium whole building properties, from AMTD Group at a consideration, which was agreed to settle by 515,385 Class B ordinary shares of the Company (“Consideration Shares”) at agreed share price of US$520 per share of the Company for the Group’s expansion to hotel operations, hospitality and VIP services business.
The transaction was completed and AMTD Assets was consolidated by Company since February 6, 2023 based on business combination under common control using predecessor accounting prospectively. The difference between the consideration and the net asset value of AMTD Assets, amounting to approximately

US$
153,692,
was recorded in capital reserve within the consolidated statement of changes in equity. The Consideration Shares were settled by treasury shares of the Company with repurchase price of US$
266,647
and fair values of the Consideration Shares were US$
12,977 on completion date of the acquisition.
No acquisition-related cost has been recognized as an expense for the year ended April 30, 2
023
.
Assets acquired and liabilities recognized at the date of acquisition:

US$
Interests in joint ventures	98,694
Property, plant and equipment	239,867
Cash and cash equivalents	3,860
Accounts receivable	527
Prepayments, deposits and other receivables	20,365
Amount due from a non-controlling shareholder	637
Accounts payable	(311)
Other payables and accruals	(1,581)
Contract liabilities	(688)
Bank borrowings	(50,849)
Amount due to a non-controlling shareholder	(53,464)
Amount due to AMTD Group	(81,972)

175,085

Reserves arising on acquisition:

Consideration transferred	266,647
Plus: non-controlling interests of AMTD Assets	4,651
Plus: non-controlling interests of AMTD Assets’ subsidiaries	57,479
Less: recognized amounts of net assets acquired	(175,085)
153,692

Net cash inflow on acquisition of AMTD Assets:

Cash consideration paid	—
Add: cash and cash equivalent balances acquired	3,860

3,860

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITIONS OF SUBSIDIARIES - (CONTINUED)
(b)	Acquisition of PolicyPal in 2020
On August 3, 2020, the Group acquired 51% of the issued share capital of PolicyPal for a consideration of US$3,000 in cash and 702,765 of Class A ordinary shares of the Company. This acquisition has been accounted for using the acquisition method. The amount of goodwill arising as a result of the acquisition was US$7,566. PolicyPal operates a digital insurance brokerage business under direct insurance and exempt financial adviser license issued by the Monetary Authority of Singapore (“MAS”) in relation to advising on investment products that are life policies and arranging of life policies in Singapore, other than for reinsurance. The acquisition of PolicyPal, which is included in the digital solutions services—financial services segment, was in line with the Group’s digital solutions services strategy.
Consideration transferred:

US$
Cash	3,000
Ordinary shares of the Company	8,725

Total	11,725

As part of the consideration for the acquisition of PolicyPal, 702,765 of Class A ordinary shares of the Company were issued. The fair value of the ordinary shares of the Company is determined with assistance from an independent valuation firm. Details of the movement of share capital are set out in note 26(c).
Acquisition-related costs amounting to US$7 have been excluded from the consideration transferred and have been recognized as an expense, within the other expenses line item in the consolidated statement of profit or loss and other comprehensive income for the year ended April 30, 2021.
Assets acquired and liabilities recognized at the date of acquisition:

US$
Property, plant and equipment	4
Intangible asset	5,836
Accounts, deposits and other receivables	38
Cash and cash equivalents	5,673
Accounts and other payables	(2,398)
Deferred tax liability	(992)

8,161

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITIONS OF SUBSIDIARIES - (CONTINUED)

(b)	Acquisition of PolicyPal in 2020 - (Continued)
Assets acquired and liabilities recognized at the date of acquisition - (Continued):

The gross contractual amounts of those trade and other receivables acquired amounted to US$38. In 2021, all of the acquired trade and other receivables have been collected.
The intangible asset represents the developed technology. Such intangible asset is amortized on a straight-line basis over 7 years.
Goodwill arising on acquisition:

US$
Consideration transferred	11,725
Plus: non-controlling interests (49% in PolicyPal)	4,002
Less: net assets acquired	(8,161)

Goodwill arising on acquisition	7,566

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
None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.
Net cash inflow on acquisition of PolicyPal:

US$
Cash consideration paid	(3,000)
Add: cash and cash equivalents balances acquired	5,673

2,673

Impact of the acquisition on the results of the Group:
The profit of the Group for the year ended April 30, 2021 includes loss of US$1,119 attributable from PolicyPal. Revenue of the Group for the year ended April 30, 2021 includes US$301 attributable from PolicyPal.
Had the acquisition been completed on May 1, 2020, revenue for the year ended April 30, 2021 of the Group would have been US$25,351, and profit for the year ended April 30, 2021 of the Group would have been US$21,761. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on May 1, 2020, nor is it intended to be a projection of future results.
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
financial statements.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

15.	ASSETS CLASSIFIED AS HELD FOR SALE/ LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE
In April 2023, the Company entered into an agreement to dispose of part of its digital solutions services—financial services. The assets and liabilities attributable to this business, which are expected to be sold within twelve months, have been classified as a disposal group held for sale and are presented separately in the consolidated statement of financial position (see below). The disposal group is part of the Group’s digital solutions services—financial services segment. The net proceeds of disposal are expected to exceed the net carrying amount of the relevant assets and liabilities and accordingly, no impairment loss has been recognized.
The major classes of assets and liabilities of the disposal group classified as held for sale are as follows:

April 30, 2023
US$
Goodwill	7,484
Property, plant and equipment	3
Intangible assets	3,505
Accounts receivable	27
Prepayments, deposits and other receivables	1
Fiduciary bank balances	330
Cash and cash equivalents	731

Total assets classified as held for sale	12,081

Client’s monies held on trust	(23)
Other payables and accruals	(408)
Deferred tax liabili ty	(599)

Total liabilities associated with assets classified as held for sale	(1,030)

16.	INTERESTS IN JOINT VENTURES

	2022	2023
	US$	US$
Cost of investments in joint ventures	—	68,317
Share of post-acquisition losses and other comprehensive expense	—	(485)
Exchange realignment	—	(86)

	—	67,746
Due from joint ventures	—	30,346

	—	98,092

Amounts due from joint ventures are unsecured, interest-free and repayable on dem
and
.
Details of material joint ventures as at April 30, 2023 are as follo ws:

Name	Place of incorporation	Percentage of ownership interest held by the Company	Principal activity
DHI Holdings (S) Pte Ltd.	Singapore	51%	Hotel operations, hospitality and VIP services in Singapore

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

16.	INTERESTS IN JOINT VENTURES - (CONTINUED)

The following table illustrates the summarised financial information in respect of the joint ventures adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:

As of April 30, 2023
US$
Total assets	359,533
Total liabilities	(226,698)

Net assets	132,835
Proportion of the Group’s ownership	51%

Group’s share of net assets of joint ventures	67,746
Due from joint ventures	30,346

Interests in joint ventures	98,092

Addition information of the joint ventures
Cash and cash equivalents	16,009
Amounts due to shareholders	(57,914)
Bank borrowings	(162,257)

February 6, 2023 to April 30, 2023
US$
Revenue	6,100

Loss for the period	(785)
Other comprehensive expense for the period	(165)

Total comprehensive expense for the period	(950)

Addition information of the joint ventures
Depreciation of property, plant and equipment	2,378
Interest expenses	2,722

17.	GOODWILL

US$
COST
At May 1, 2021	7,557
Exchange realignment	(80)

At April 30, 2022	7,477
Reclassified as held for sale (note 15)	(7,484)
Exchange realignment	7

At April 30, 2023	—

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

17.	GOODWILL - (CONTINUED)

For the purpose of impairment testing, goodwill has been allocated to a cash-generating unit providing digital solutions services—financial services. The recoverable amount of this cash-generating unit has been determined based on value in use calculation which uses cash flow projections based on financial budgets approved by management covering a

5-year
period, and pre-tax discount rate of 28.03% for the years ended April 30, 2022, respectively. Cash flows beyond the
5-year
period are extrapolated using a steady 1.5% growth rate for the years ended April 30, 2022, respectively. Other key assumptions for the value in use calculation relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin and such estimation is based on this cash-generating unit’s past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable amount of the cash-generating unit is higher than the carrying amount. As at April 30, 2022, the Company determined that there is no impairment of goodwill.
Management believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of this c ash-
generating unit to exceed its recoverable amount.

18.	PROPERTY, PLANT AND EQUIPMENT

	Hotel properties	Computer equipment	Total
	US$	US$	US$
COST OR REVALUATION
At May 1, 2021	—	26	26
Additions	—	6	6
Exchange realignment	—	(1)	(1)

At April 30, 2022	—	31	31
Additions	—	2	2
Acquired on acquisition of subsidiaries (note 14(a))	239,867	—	239,867
Reclassified as held for sale (note 15)	—	(9)	(9)
Exchange realignment	(1,273)	—	(1,273)

At April 30, 2023	238,594	24	238,618

ACCUMULATED DEPRECIATION
At May 1, 2021	—	6	6
Provided for the year	—	9	9
Exchange realignment	—	—	—

At April 30, 2022	—	15	15
Provided for the year	1,145	10	1,155
Elimination on revaluation	(1,145)	—	(1,145)
Reclassified as held for sale (note 15)	—	(6)	(6)
Exchange realignment	—	(1)	(1)

At April 30, 2023	—	18	18

CARRYING VALUES
At April 30, 2022	—	16	16

At April 30, 2023	238,594	6	238,600

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

18.	PROPERTY, PLANT AND EQUIPMENT - (CONTINUED)

The
property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follow
s:

Computer equipment	5 years
Hotel properties	Over the shorter of the useful life ranged 40-75 years and the remaining lease terms
A hotel property of US$171,977 was pledged for a bank borrowing (note 23) as at April 30, 2023.
As at April 30, 2023, the Group’s hotel properties are stated at valuation of US$238,594. The fair value of the Group’s hotel properties is a level 3 fair value measurement. There was no transfer into or out of level 3 during the year. During the year ended April 30, 2023, the Group recognized revaluation gain of US$1,145 to other comprehensive income and accumulated in property revaluation reserve.
In determining the fair values of the hotel properties, the Group engages an independent qualified professional valuer to perform the valuation. The management works with the independent qualified professional valuer to establish the appropriate valuation techniques and inputs for level 3 fair value measurement. Where there is a material change in the fair value of the hotel properties, the causes of the fluctuations will be reported to the directors of the Company.
The independent
qualified professional valuer adopted income approach by using discounted cash flow analysis to arrive at the valuation of hotel properties. The discounted cash flow analysis for the hotel properties is established based on analysis of assumptions about future market conditions affecting supply, demand, income, expenses and the potential of risk. These assumptions determine the earning capability of the hotel properties upon which the pattern of income and expenditures are projected to establish a fair maintainable operating profit on a pre-tax yearly basis by a reasonably efficient operator over a 10-year investment horizon; and the anticipated net operating income stream receivable thereafter is capitalized at appropriate terminal capitalization rates and adjusted to present value by appropriate discount rate to reflect the capital values beyond the 10 years.
The key inputs used in valuing the hotel property in Hong Kong
, which the Company
made reference to valuation performed by
the independent qualified professional valuer
,
under the aforesaid income approach were the discount rate used at 5.10% and average daily rates, which ranged from HK$0.88 to HK$1.81 per room. Any decrease in the discount rate used would result in an increase in fair value measurement of the hotel property, and vice versa, holding all other variables constant. The sensitivity to a 50 basis points increase/decrease in discount rate holding all other variables constant, the revalued amount of hotel property will decrease/increase by approximately US$6 million/US$8 million.
The key inputs used in valuing the hotel property in Canada
, which the Company
made reference to valuation performed by
the independent qualified professional valuer
,
under the aforesaid income approach were the discount rate used at 6.65% and average daily rates, which ranged from Canadian dollar CAD0.28 to CAD0.38 per room. Any decrease in the discount rate used would result in an increase in fair value measurement of the hotel property, and vice versa, holding all other variables constant. The sensitivity to a 50 basis points increase/decrease in discount rate holding all other variables constant, the revalued amount of hotel property will decrease/increase by approximately US$3 million/US$2 million.

F-4
8

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

19.	INTANGIBLE ASSETS

	Developed technology	Brand name	Total
	US$	US$	US$
COST
At May 1, 2021	5,829	—	5,829
Additions	151	177	328
Exchange realignment	(67)	(2)	(69)

At April 30, 2022	5,913	175	6,088
Reclassified as held for sale (note 15)	(5,773)	—	(5,773)
Exchange realignment	13	—	13

At April 30, 2023	153	175	328

AMORTIZATION
At May 1, 2021	625	—	625
Charge for the year	829	8	837
Exchange realignment	(14)	—	(14)

At April 30, 2022	1,440	8	1,448
Charge for the year	824	9	833
Reclassified as held for sale (note 15)	(2,268)	—	(2,268)
Exchange realignment	4	—	4

At April 30, 2023	—	17	17

CARRYING VALUES
At April 30, 2022	4,473	167	4,640

At April 30, 2023	153	158	311

During the year ended April 30, 2022, the Group acquired a brand name for its digital media, content, and marketing business with a cash consideration of US$177. In addition, PolicyPal, a subsidiary of the Company, acquired a wealthtech platform, which is a developed technology, with a consideration of US$151 of which US$101 was settled by issuing 619 ordinary shares of PolicyPal and US$50 was settled by cash during the year ended April 30, 2022.
The intangible assets are amortized on a straight-line basis as follows:

Developed technology	7 years
Brand name	20 years

20.	FINANCIAL ASSETS AT FVTPL

	2022	2023
	US$	US$
Unlisted equity securities (note (i))	11,091	489
Movie income right investments (note (ii))	8,039	13,924

	19,130	14,413

F-
49

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

20.	FINANCIAL ASSETS AT FVTPL - (CONTINUED)

Presented as:

Current	—	9,243
Non-current	19,130	5,170

	19,130	14,413

Notes:
(i)
The Company classified certain equity securities as
non-current
when Company considered that these equity securities are held for long-term purposes and would realize their performance potential in the long run.

During the year ended April 30, 2022, the Group disposed a financial asset measured at FVTPL to an independent third party with a gain of US$16,752 at consideration of US$32,520 which is recorded as consideration receivable on disposal of financial assets at FVTPL included in account and other receivables as of April 30, 2022 (note 21). The consideration receivable, in the form of a loan note from an independent third party, is unsecured, carries a fixed interest rate of 1.2% per month and repayable within one year. The related interest receivable of
US$
677 at April 30, 2022 was included in other receivables (note 21). The consideration receivable and related interest receivable were fully settled in October 2022.

During the year ended April 30, 2023, the Group disposed financial assets measured at FVTPL to independent third parties at the consideration of US$25,650 and resulting in a gain on disposal of US$15,036.

(ii)
As of April 30, 2022 and 2023, the financial assets at FVTPL of the Group includes movie income right agreements with a production house, which are independent third parties, with a carrying value of US$8,039 and US$13,924, respectively. In accordance to the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreement. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns of the film program by the Group will be added to the carrying amounts of financial assets.

F-5
0

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

21.	ACCOUNTS RECEIVABLE, PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2022	2023
	US$	US$
Commission receivable from digital solutions services—financial services	201	274
Accounts receivable arising from the digital solutions services—non financial services	4,838	8,541
Accounts receivable from hotel operations, hospitality and VIP services	—	988

Total accounts receivable	5,039	9,803

Consideration receivable on disposal of financial assets at FVTPL (note 20)	32,520	—
Prepayments (note (i))	349	501
Deposits	—	141
Note receivables (note (ii))	677	150
Other receivables (note (iii))	1,488	6,886
Deferred issue costs	1,907	—

Prepayments, deposits and other receivables	36,941	7,678

Notes:
(i)
As of April 30, 2022 and 2023, prepayments mainly included employment incentive paid to the employees amounting to US$196 and US$101, respectively, which are paid at the beginning of the employment contracts, and repayable by the employees on a pro rata basis upon early termination of the employment contracts. Such amounts are amortized over the relevant period on a straight line basis accordingly.

(ii)
As of April 30, 2023 and 2022, the amount represented note receivables from independent third parties. The balances are unsecured, carried at fixed interest rates ranged from 5% to 8% and have original maturity of 2 years.

(iii)	The amount as of April 30, 2023 mainly represents interest receivables of US$6,218 which is fully settled subsequently in May 2023.
As at May 1, 2021, commission receivable from digital solutions services—financial services and accounts receivable arising from the digital solutions services—non financial services from contracts with customers amounted to US$357 and US$8,584, respectively.
The Group allows a credit period of up to 15 days to its commission receivable arising from digital solutions services—financial services and a credit period of ranging from 0 to 90 days to its accounts receivable arising from digital solutions services—non financial services for the demand note issued according to the payment schedules. The normal settlement terms of accounts receivable from hotel operations, hospitality and VIP services are specific terms mutually agreed between the contracting parties. As at April 30, 2022 and 2023, included in the Group’s accounts receivable balance were debtors with aggregate carrying amounts of US$185 and US$635, respectively, which were past due as at the reporting date. At April 30, 2022 and 2023, out of the past due balances, US$185 and US$361, respectively, had been past due 90 days or more. The management assessed that there have been no significant increase in credit risk nor default because of the background of the debtors and historical payment arrangement with these debtors. The Group does not hold any collateral over these balances.
Details of impairment assessment of trade and other receivables are set out in note 29(b).

F-5
1

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

22.	ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	2022	2023
	US$	US$
Accounts payable arising from digital solutions services—financial services	10	14
Accounts payable arising from hotel operations, hospitality and VIP services	—	479

Total accounts payable	10	493

Other payables and accruals	1,540	3,253
Accrued issue cost	1,907	—

Total other payables and accruals	3,447	3,253

The average credit period for the accounts payable arising from insurance brokerage is 30 days.

23.	BANK BORROWINGS

	2022	2023
	US$	US$
Bank borrowings within one year or on demand	—	65,803

As at April 30, 2023, bank borrowing of US$50,803 is denominated in HK$ which is secured by the Group’s hotel property with carrying amount of US$171,977, carries interest rate at 1.65% above the Hong Kong Interbank Offered Rate (“HIBOR”). Such borrowing is with repayment
 dates from October 2023 to April 2025 and contains repayable on demand clause.
As at April 30, 2023, bank borrowing of US$15,000 is denominated US$ which is unsecured, carries interest rate at 0.25% below daily Wall Street Journal Prime Rate and repayable by February 2024.

24.	CONTRACT LIABILITIES

	2022	2023
	US$	US$
Digital solutions services—non financial services income	5,968	9,700
Digital media, content, and marketing services income	—	1,000
Hotel operations, hospitality and VIP services income	—	493

	5,968	11,193

Presented as:
Current	5,291	10,162
Non-current	677	1,031

	5,968	11,193

The Group had contract liabilities of US$9,055 as at May 1, 2021.
Contract liabilities are classified as current and
non-current
based on the Group’s earliest obligation to transfer services to the customers.

F-5
2

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

24.	CONTRACT LIABILITIES - (CONTINUED)

The following table shows how much of the revenue recognized relates to carried-forward contract liabilities.

	2022	2023
	US$	US$
Digital solutions services—non financial services income
Revenue recognized that was included in the contract liability balance at the beginning of the year	5,019	5,296

25.	DEFERRED TAX LIABILITY
The following is the deferred tax liability recognized and movements thereon:

Intangible assets
US$
At May 1, 2021	885
Credit to profit or loss (note 11)	(141)
Exchange realignment	(9)

At April 30, 2022	735
Credit to profit or loss (note 11)	(140)
Reclassified as liabilities associated with assets classified as held for sale (note 15)	(599)
Exchange realignment	4

At April 30, 2023	—

F-5
3

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

26.	SHARE CAPITAL AND TREASURY SHARES
The share capital as at April 30, 2022 and 2023 represented the issued share capital of the Company.

	Class A ordinary shares		Class B ordinary shares		Total		Treasury shares— Class B ordinary shares
	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital
		US$		US$		US$		US$
Ordinary shares of US$0.0001 each
Authorized
At April 30, 2022 and 2023	8,000,000,000	800	2,000,000,000	200	10,000,000,000	1,000	N/A	N/A

Issued and fully paid
At May 1, 2020	10,726,667	1	38,800,000	4	49,526,667	5	—	—
Issuance of shares (notes (a) and (e))	17,350,000	2	—	—	17,350,000	2	—	—
Share-based compensation (note (b))	38,710	—	—	—	38,710	—	—	—
Acquisitions of subsidiaries (note (c))	702,765	—	—	—	702,765	—	—	—
Transfer of shares (note (d))	14,598,000	1	(14,598,000)	(1)	—	—	—	—

At April 30, 2021	43,416,142	4	24,202,000	3	67,618,142	7	—	—
Transfer of shares (note (f))	(41,448,000)	(4)	41,448,000	4	—	—	—	—

At April 30, 2022	1,968,142	—	65,650,000	7	67,618,142	7	—	—
Issuance of shares (note (g))	8,960,000	1	—	—	8,960,000	1	—	—
Shares repurchases (note (h))	—	—	(616,346)	—	(616,346)	—	616,346	318,882
Acquisition of subsidiaries (note (i))	—	—	515,385	—	515,385	—	(515,385)	(266,647)

At April 30, 2023 (note (j))	10,928,142	1	65,549,039	7	76,477,181	8	100,961	52,235

Notes:
(a)	Between May 13, 2020 and August 3, 2020, the Company issued 350,000 shares of Class A ordinary shares to third party investors for an aggregate consideration of US$3,500.

(b)
On August 3, 2020, the Company granted 38,710 shares of Class A ordinary shares with an aggregated grant date fair value of US$481, which has a vesting period of 3 years, to a personnel of the Company. Please see note 31 for details.

(c)
The Company issued 702,765 Class A ordinary shares to certain shareholders of PolicyPal, together with a cash consideration, in exchange for 51% of the equity interest of PolicyPal on August 3, 2020. Details of the acquisition of subsidiary are set out in note 14(b).

(d)
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

(e)
On March 8, 2021, the Company issued 8,500,000 Class A ordinary shares to AMTD Assets Alpha Group, a fellow subsidiary of the Company, and 8,500,000 Class A ordinary shares to AMTD Education Group, a fellow subsidiary of the Company, for cash considerations of US$85,000 and US$85,000, respectively.

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

26.	SHARE CAPITAL AND TREASURY SHARES - (CONTINUED)

(f)	On February 23, 2022, 41,448,000 Class A ordinary shares of the Company held by AMTD IDEA Group were returned and canceled with 41,448,000 Class B ordinary shares issued to AMTD IDEA Group.

(g)
During year ended April 30, 2023, the Company issued

(i)
 1,600,000 Class A ordinary shares to a third party investor, for cash considerations of US$100,000
, and (ii) 7,360,000 Class A ordinary shares as part of its initial public offering in July 2022 with net proceeds of US$129,186.
 The total shares issued during the year ended April 30, 2023 amounted to US$229,186, net of total
issuance cost incurred.

(h)	During the year ended April 30, 2023, the Company repurchased 616,346 Class B ordinary shares from the immediate holding company, amounting to US$318,882.

(i)
The Company acquired 96.1% of the equity interest in AMTD Assets on February 6, 2023 for which the consideration is settled by 515,385 treasury shares — Class B ordinary shares. See note 14(a) for details.

(j)
The number of Class A ordinary shares of the Company at April 30, 2023 included 38,710 unvested Class A ordinary shares as detailed in note 31. The outstanding and vested Class A ordinary shares of the Company at April 30, 2023 is 10,889,432 shares.

27.	NON-CONTROLLING INTERESTS

Share of net assets of subsidiaries
US$
At May 1, 2020	—
Loss for the year attributable to non-controlling interests	(803)
Exchange differences arising on translation	49
Non-controlling interests arising on the acquisition of subsidiaries (note 14(b))	4,002

At April 30, 2021	3,248
Loss for the year attributable to non-controlling interests	(1,653)
Exchange differences arising on translation	(52)
Issue of shares (note 26 )	57
Share-based compensation (note 31)	914

At April 30, 2022	2,514
Loss for the year attributable to non-controlling interests	(1,597)
Exchange differences arising on translation	(475)
Surplus on revaluation of hotel properties	586
Share of other comprehensive expense of joint ventures	(3)
Non-controlling interests arising on the acquisition of subsidiaries (note 14(a))	62,130

At April 30, 2023	63,155

F-5
5

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

27.	NON-CONTROLLING INTERESTS - (CONTINUED)

Name of subsidiaries	Proportion of ownership interests and/or voting rights held by non- controlling interests		Loss allocated to non- controlling interests for the year		Non-controlling interests
	30/4/2022	30/4/2023	30/4/2022	30/4/2023	30/4/2022	30/4/2023
			US$	US$	US$	US$

Fine Cosmos Development Limited	—	51%	—	(762)	—	25,315
RCC Holdings Limited and Hotel Versante Limited	—	49%	—	(47)	—	33,772
Individually immaterial subsidiaries with non-controlling interests			(1,653)	(788)	2,514	4,068

			(1,653)	(1,597)	2,514	63,155

There are no sig
n
ificant restrictions on the ability of the Group to access or use assets and settle liabilities.
Summarised financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarised financial information below represents amounts before intragroup eliminations.

	As of April 30, 2023
	Fine Cosmos Development Limited	RCC Holdings Limited and Hotel Versante Limited
	US$	US$

Current assets	4,330	1,666
Non-current assets	171,977	69,374
Current liabilities	(126,670)	(2,117)
Equity attributable to owners of the Company	24,322	35,151
Non-controlling interests	25,315	33,772

F-5
6

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

27.	NON-CONTROLLING INTERESTS - (CONTINUED)

	February 6, 2023 to April 30, 2023
	Fine Cosmos Development Limited	RCC Holdings Limited and Hotel Versante Limited
	US$	US$

Revenue	1,087	1,107
Expenses	(2,565)	(1,199)
Loss for the period	(1,478)	(92)
Loss attributable to owners of the Company	(716)	(45)
Loss attributable to the non-controlling interests	(762)	(47)

Loss for the period	(1,478)	(92)

28.	CAPITAL RISK MANAGEMENT
The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of debt and equity balance. The Group’s overall strategy remained unchanged throughout the years ended April 30, 2021, 2022 and 2023.
The capital structure of the Group consists of net debt, which includes bank borrowings and amount due to a non-controlling shareholder disclosed in note 32, net of cash and cash equivalents, and equity attributable to owners of the Company, comprising issued share capital, retained earnings and capital reserves.

29.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	2022	2023
	US$	US$
Financial assets
Financial assets at FVTPL	19,130	14,413
Amortized cost	376,986	328,024

Financial liabilities
Amortized cost	4,304	123,780

F-5
7

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies
The Group’s major financial instruments include accounts receivable, deposits, other receivables, financial assets at FVTPL, bank balances and cash, fiduciary bank balances, amounts due from (to) AMTD Group, joint ventures and non-controlling shareholders, bank borrowings, clients’ monies held on trust, accounts payable
,
other payables and accruals. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk (currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management of the Group manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.
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
The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank borrowings and amount due to a non-controlling shareholder, variable-rate fiduciary bank balances and bank balances. The Group’s exposure to cash flow interest rate risk in relation to variable-rate fiduciary bank balances and bank balances is limited given the current market interest rates on bank deposits are relatively low and stable.
If interest rate of variable-rate bank borrowings and amount due to a non-controlling shareholder had increased/decreased by 50 basis points with all other variables held constant, the decrease/increase on the Group’s profit after tax for the year would be US$275 and US$139 during the year ended April 30, 2023, respectively. In management’s opinion, the sensitivity analysis is unrepresentative of the inherent interest rate risk as the year end exposure does not reflect the exposure during the year.

(iii)	Other price risk
The Group is exposed to equity price risk through its investments in equity securities measured at FVTPL. The Group invested in certain unquoted equity securities for investees operating in digital

F-5
8

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)
Market risk - (Continued)

(iii)	Other price risk - (Continued)

and technology industry sector for long term strategic purposes which had been measured as FVTPL. The Group has appointed a special team to monitor the price risk and will consider hedging the risk exposure should the need arise.
Sensitivity analysis
The sensitivity analyzes have been determined based on the exposure to equity price risk at the reporting date. If the prices of the respective equity instruments had been 3% higher/lower, the pre-tax
profit for the years ended April 30, 2021, 2022 and 2023 would increase/decrease by US$823, US$335 and US$15, respectively, as a result of the changes in fair value of equity investments at FVTPL.
Credit risk and impairment assessment
Credit risk refers to the risk that the Group’s counterparties default on their contractual obligations resulting in financial losses to the Group. The Group’s credit risk exposures are primarily attributable to accounts receivable, other receivables and deposits, bank balances, fiduciary bank balances and amounts due from AMTD Group, joint ventures and a non-controlling shareholder. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.
The Group performed impairment assessment for financial assets under ECL model. Information about the Group’s credit risk management, maximum credit risk exposures and the related impairment assessment, if applicable, are summarized as below:
Commission receivable arising from the digital solutions services—financial services, accounts receivable arising from the digital solutions services—non financial services and accounts receivable from hotel operations, hospitality and VIP services
Before accepting any new customer, the Group uses an internal credit scoring system to assess the potential customer’s credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed twice a year. Other monitoring procedures are in place to ensure that follow-up
action is taken to recover overdue debts. In this regard, the management considers that the Group’s credit risk is significantly reduced.
The Group has concentration of credit risk as 26% and 46% of the commission receivable arising from the digital solutions services—financial services due from the Group’s five largest customers as at April 30, 2022 and 2023, respectively. The Group has concentration of credit risk as 66% and 16% of the accounts receivable arising from the digital solutions services—non financial services due from the Group’s five largest customers as at April 30, 2022 and 2023, respectively. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

F-
59

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)
Credit risk and impairment assessment - (Continued)
Commission receivable arising from the digital solutions services—financial services, accounts receivable arising from the digital solutions services—non financial services and accounts receivable from hotel operations, hospitality and VIP services - (Continued)

In addition, the Group performs impairment assessment under ECL model on commission receivable from digital solutions services—financial services with significant balances or credit-impaired and accounts receivable arising from digital solutions services—non financial services individually. The remaining commission receivable and receivable from hotel operations, hospitality and VIP services are assessed collectively and grouped based on shared credit risk characteristics by reference to the Group’s past due status of outstanding balances, nature, size and industry of debtors and external credit ratings. The Company assesses the ECL of commission receivable arising from the digital solutions services—financial services and accounts receivable from hotel operation services based on historical observed default rates over the expected life of the debtors and forward-looking information that is available without undue cost or effort. The forward looking information is considered through the use of publicly available economic data and forecasts, including macroeconomic data such as GDP growth and unemployment rate. For the years ended April 30, 2021, 2022 and 2023 the Group assessed the ECL for commission receivable arising from the digital solutions services—financial services, accounts receivable arising from digital solutions services—non financial services and accounts receivable from hotel operations, hospitality and VIP services to be insignificant and thus no loss allowance is recognized.
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
Amounts due from AMTD Group, joint ventures and a non-controlling shareholder
The Group regularly evaluates the business performance of AMTD Group, joint ventures and non-controlling shareholders. The Group’s credit risks in these balances are considered low due to the strong financial positions of these entities. The management believes that there are no significant increases in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. For the years ended April 30, 2021, 2022 and 2023, the Group assessed the ECL for amounts due from AMTD Group, joint ventures and a non-controlling shareholder to be insignificant and thus no loss allowance is recognized.
Consideration receivables, other receivables and deposits
For consideration receivables, other receivables and deposits, the Group regularly reviews the recoverable amount of each individual debtor to ensure that adequate impairment losses are recognized for irrecoverable debts. The Group performs impairment assessment under ECL model on such consideration receivables, other receivables and deposits individually. The Group believes that there is no significant

F-6
0

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)
Credit risk and impairment assessment - (Continued)
Consideration receivables, other receivables and deposits - (Continued)

increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. For the years ended April 30, 2021, 2022 and 2023, the Group assessed the ECL for consideration receivables, other receivables and deposits are insignificant and thus no loss allowance is recognized.
The Group’s internal credit risk grading assessment comprises the following categories:

Internal credit rating	Description
Commission receivable
from digital solutions
services—financial services,
accounts receivable arising
from digital solutions
services—non financial
services and accounts
receivable from hotel
operations, hospitality and VIP
services
Other financial assets

Normal risk	The counterparty has a low risk of default and usually settled within credit period	Lifetime ECL-not credit-impaired	12-month ECL

Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources	Lifetime ECL-not credit-impaired	Lifetime ECL-not credit-impaired

Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL-credit-impaired	Lifetime ECL-credit-impaired

Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery	Amount is written off	Amount is written off

F-6
1

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)
Credit risk and impairment assessment - (Continued)
Consideration receivables, other receivables and deposits - (Continued)

The table below details the credit risk exposures of the Group’s financial assets, which are subject to ECL assessment:

	Notes	Internal credit rating	12m ECL or lifetime ECL	2022 Gross carrying amount	2023 Gross carrying amount
				US$	US$
Financial assets at amortized costs
Commission receivable from digital solutions services—financial services	21	(Note)	Lifetime ECL (provision matrix)	201	274
Accounts receivable arising from digital solutions services—non financial services	21	(Note)	Lifetime ECL - not credit-impaired	4,838	8,541
Accounts receivable from hotel operations, hospitality and VIP services	21	(Note)	Lifetime ECL (provision matrix)	—	988
Consideration receivables	21	Normal risk	12-month ECL	32,520	—
Deposits	21	Normal risk	12-month ECL	—	141
Note receivables	21	Normal risk	12-month ECL	677	150
Other receivables	21	Normal risk	12-month ECL	1,488	6,886
Amounts due from joint ventures	16	Normal risk	12-month ECL	—	30,346
Amount due from AMTD Group	30	Normal risk	12-month ECL	321,438	126,444
Amount due from a non-controlling shareholder	30	Normal risk	12-month ECL	—	539
Cash and cash equivalents		Aa3	12-month ECL	14,337	152,930
Fiduciary bank balances		Normal risk	12-month ECL	1,487	785

				376,986	328,024

Note:
For commission receivable from digital solutions services—financial services, accounts receivable arising from digital solutions services—non financial services and accounts receivable from hotel operations, hospitality and VIP services, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Group determines the ECL on commission receivable from digital solutions services—financial services and accounts receivable from hotel operations, hospitality and VIP services on a collective basis, grouped by internal credit rating. For accounts receivable arising from digital solutions services—non financial services, the ECL is assessed on an individual basis.

The previously written off accounts receivable amounting to US$20 and US$2 had been recovered during the year ended April 30, 2022 and 2023, respectively.
The expected credit losses as at April 30, 2022 and 2023 were insignificant and no loss allowance was provided.

F-6
2

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)

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
non-derivative
financial liabilities are based on the agreed repayment dates.
Liquidity tables

	Weighted average interest rate	On demand or less than 1 year	Total undiscounted cash flows	Carrying amount
		US$	US$	US$
At April 30, 2022
Accounts payable	—	10	10	10
Clients’ monies held on trust	—	847	847	847
Other payables and accruals	—	3,447	3,447	3,447

		4,304	4,304	4,304

	Weighted average interest rate	On demand or less than 1 year	Total undiscounted cash flows	Carrying amount
		US$	US$	US$
At April 30, 2023
Accounts payable	—	493	493	493
Clients’ monies held on trust	—	428	428	428
Other payables and accruals	—	3,253	3,253	3,253
Interest bearing bank borrowings	7.6%	66,764	66,764	65,803
Interest bearing amount due to a non-controlling shareholder	5.3%	34,283	34,283	33,122
Non-interest bearing amount due to a non-controlling shareholder	—	20,681	20,681	20,681

		125,902	125,902	123,780

Bank borrowings with a repayment on demand clause are included in the “on demand or less than 1 month” time band in the above maturity analysis. As at April 30, 2023, the aggregate carrying amounts of these bank borrowings amounted to US$50,803. Taking into account the Group’s financial position, the directors of the Company do not believe that it is probable that the banks will exercise their discretionary rights to demand immediate payment. The directors of the Company believe that such borrowings will be repaid in accordance with the scheduled repayment dates set out in the loan

F-6
3

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)
Liquidity risk - (Continued)

Liquidity tables - (Continued)

agreements. As at April 30, 2023, assuming the banks will not exercise their discretionary rights to demand immediate repayment, the aggregate principal and interest cash outflows for such bank borrowings amount to US$3,251 repayable within one year and US$52,424 repayable in one to two years.

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

Financial assets	Fair value as at		Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable input(s)
	2022	2023
	US$	US$

Financial assets at FVTPL - unlisted equity securities	488	489	Level 2	The fair values of unlisted equity investments are determined with reference to the recent transaction price of the investments.	N/A

	10,603	—	Level 3	Market approach - the option pricing model (“OPM”) backsolve approach was used to calculate the implied equity value of the investee. Once an overall equity value was determined, amounts were allocated to the various classes of equity based on the security	Expected volatility ranged from 57.4% to 68.6% as at April 30, 2022, respectively, taking into account peer companies’ volatility used by market participants when pricing the investment (note (i)).

F-6
4

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FINANCIAL INSTRUMENTS - (CONTINUED)

c.	Fair value measurements of financial instruments - (Continued)

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis - (Continued)

Financial assets	Fair value as at		Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable input(s)
	2022	2023
	US$	US$
				class preferences. The inputs to the OPM backsolve approach are the recent transaction price for capital structure, probability of IPO, redemption and liquidation, the risk-free interest rate and expected volatility.

Movie income right investments	8,039	13,924	Level 3	Income approach - in this approach, the discounted cash flow method was used to capture the present value of the expected future economic benefits to be derived from the investments in these movie income right investments, based on an appropriate discount rate.
Discount rate, taking
into account weighted
average cost of capital
determined
using a Capital Asset
Pricing Model ranged
from
10.40
% to
12.59
% and
10.40
% to
13.67
% as at April 30, 2022 and 2023
(note (ii)) and expected ticket sales performance and expected movie production costs.

Notes:
(i)
A change in the expected volatility used in isolation would result in a change in the fair value of the private equity investments. A 5% increase/(decrease) in the expected volatility holding all other variables constant would result in a net (decrease)/increase in the carrying amount of the private equity investments by (US$108)/US$102 as at April 30, 2022.

(ii)
A 5% increase/(decrease) in the discount rate holding all other variables constant would (decrease)/increase the carrying amount of the movie income right investments by (US$603)/US$

and (US$529)/US$60 as at April 30, 2022 and 2023, respectively.

F-6
5

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FINANCIAL INSTRUMENTS - (CONTINUED)

c.	Fair value measurements of financial instruments - (Continued)

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis - (Continued)

Reconciliation of Level 3 fair value measurements

	Unlisted investments classified as equity instruments at FVTPL	Movie income right investments	Total
	US$	US$	US$
At May 1, 2021	26,126	10,445	36,571
Total gains in profit or loss	16,564	371	16,935
Transfer from Level 2 to Level 3	796	—	796
Receipt of investment return	—	(2,681)	(2,681)
Disposals	(32,712)	—	(32,712)
Exchange realignment	(171)	(96)	(267)

At April 30, 2022	10,603	8,039	18,642
Total gains in profit or los s	15,036	350	15,386
New investment	—	5,545	5,545
Disposals	(25,650)	—	(25,650)
Exchange realignment	11	(10)	1

At April 30, 2023	—	13,924	13,924

The net unrealized gains of US$1,952, US$188 and US$350 for the years included in profit or loss related to financial assets at FVTPL held at April 30, 2021, 2022 and 2023, respectively.
The investments of US$796 were transferred from Level 2 to Level 3 category during the years ended April 30, 2022, and the transfers are primarily attributable to changes in observability of valuation inputs in valuing these investments. Other than those disclosed above, there were no other transfer out of Level 2 and Level 3 during the years ended April 30, 2022 and 2023.
There were no other transfer out of Level 1 and Level 3 during the years ended April 30, 2022 and 2023.

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

F-6
6

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

30.	RELATED PARTY DISCLOSURES
In addition to the transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following significant related party transactions during the reporting period:

Relationship	Nature of transactions	2021	2022	2023
		US$	US$	US$

Ultimate holding company	Digital solutions services—financial services rendered	62	11	7
Ultimate holding company	Digital solutions services—non financial services rendered	963	1,642	2,168
Ultimate holding company	Corporate expenses allocated	803	910	1,212
Fellow subsidiaries	Digital solutions services—financial services rendered	11	74	52
A related company	Digital solutions services—non financial services rendered	645	—	—
Immediate holding company	Repurchase of shares of the Company	—	—	318,882
Immediate holding company	Consideration for acquisition of AMTD Assets (note 14(a))	—	—	266,647
Ultimate holding company	Interest income (note 9)	—	—	6,612

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
During the year ended April 30, 2021, amount due from AMTD Group, amount due to AMTD Group, amounts due from fellow subsidiaries and amounts due to fellow subsidiaries, which amounted to US$73,616, US$45,469, US$212,394 and US$239,206, respectively, were transferred or netted-off under these agreements.
During the year ended April 30, 2023, the Group repurchased 616,346 Class B ordinary shares from its immediate holding company amounting to US$318,882. The consideration was settled through the current accounts with AMTD Group.
As at April 30, 2022, the amount due from AMTD Group was unsecured, interest free and repayable on demand. As at April 30, 2023, the amount due from AMTD Group was unsecured, bearing interest of 2% per annum and repayable on demand.
As at April 30, 2023, the amount due from a non-controlling shareholder is unsecured, interest-free and repayable on demand.

F-6
7

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

30.	RELATED PARTY DISCLOSURES - (CONTINUED)
Centralized cash management and major
non-cash
transactions - (Continued)

As at April 30, 2023, the amount due to a non-controlling shareholder comprised of (i) interest bearing balance of US$7,643 at a variable rate of 2 times of HIBOR plus 1.15% per annum, (ii) interest bearing balance of US$25,479 at a variable rate of HIBOR plus 1.15% per annum and (iii) non-interest bearing balance of US$20,681. The amount due to a non-controlling shareholder was unsecured, US$33,122 of which is repayable within one year and the remaining balances of which are repayable on demand as at April 30, 2023.
Details of impairment assessment of amounts due from AMTD Group and a non-controlling shareholder are set out in note 29(b).

31.	SHARE-BASED COMPENSATION
On August 3, 2020, the Company granted
38,710
shares of Class A ordinary shares, which has a vesting period of
3 years
, to an employee of the Company. The grant date fair value of the Class A ordinary shares is determined based on recent transaction price of the Company’s equity share.
On July 31, 2021, the Company granted
17,540
restricted shares units of Class A ordinary shares (“RSUs”) to an employee of the Company. The RSUs granted have a vesting period of three years of employment services with the first one-third vesting on the first anniversary from grant date, and the remaining two third vesting on an annual basis over a two-year period ending on the third anniversary of the grant date. The grant date fair value of the RSUs is determined based on recent transaction price of the Company’s equity share.
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
For the years ended April 30, 2021, 2022 and 2023, the non-vested shares and RSUs movement was as follows:

	Non-vested RSUs of the Company outstanding	Non-vested shares outstanding
		Class A ordinary shares of the Company	Ordinary shares of PolicyPal
At May 1, 2021	—	38,710	—
Grant	17,540	—	5,827
Vested	—	—	(5,827)

At April 30, 2022	17,540	38,710	—
Vested	(5,847)	—	—

At April 30, 2023	11,693	38,710	—

The aggregate fair value of the restricted shares and RSUs at grant dates was US$481 and US$737 for the years ended April 30, 2021 and 2022, respectively.

F-6
8

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

31.	SHARE-BASED COMPENSATION - (CONTINUED)

The share-based payment expense amounted to US$120, US$1,138 and US$244 was recognized in the consolidated financial statements during the years ended April 30, 2021, 2022 and 2023, respectively.
As of April 30, 2023 there was US$147 unrecognized compensation cost related to non-vested shares and RSUs which is expected to be recognized over a weighted average vesting period of one year.

32.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Amount due to AMTD Group	Amounts due to fellow subsidiaries	Amount due to a non- controlling shareholder	Bank borrowings	Total
	US$	US$	US$	US$	US$

At May 1, 2020	36,294	251,032	—	—	287,326
Financing cash flows	9,196	(11,676)	—	—	(2,480)
Non-cash transaction (note)	(45,469)	(239,206)	—	—	(284,675)
Exchange realignment	(21)	(150)	—	—	(171)

At April 30, 2021 and 2022	—	—	—	—	—
Financing cash flows	—	—	—	14,276	14,276
Interest accruals	—	—	407	761	1,168
Acquisition of subsidiaries (note 14(a))	81,972	—	53,464	50,849	186,285
Non-cash transaction (note)	(81,972)	—	—	—	(81,972)
Exchange realignment	—	—	(68)	(83)	(151)

At April 30, 2023	—	—	53,803	65,803	119,606

Note:
Pursuant to the offsetting agreements described in note 30, amount due to AMTD Group and amounts due to fellow subsidiaries, which amounted to US$45,469 and US$239,206, respectively, were netted-off with amount
due from AMTD Group and amounts due from fellow subsidiaries under these agreements during the year ended April 30, 2021. Amount due to AMTD Group of US$81,972 was net-off with amount due from AMTD Group under these agreements during the year ended April 30, 2023.

33.	REGULATORY REQUIREMENT
The Company’s insurance brokerage subsidiary, AMTD RSG, is subject to the Hong Kong Insurance Ordinance, which requires the maintenance of minimum paid-up share capital and net assets of HK$100 all the times before January 1, 2022 and HK$300 all the times starting from January 1, 2022 onwards. At April 30, 2022 and 2023, AMTD RSG was in compliance with this requirement.

F-
69

AMTD DIGITAL INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

34.	EVENTS AFTER THE REPORTING PERIOD
The Group has evaluated events subsequent to April 30, 2023 through August 23, 2023, the date on which the financial statements are available to be issued. Significant events subsequent to April 30, 2023 are as follows:
In June 2023, the Company entered into an agreement pursuant to which the economic interests and benefits of two movie income right investments were disposed of to an independent third party, at a consideration of US$
25,641
, resulting
in
a gain on disposal of US$
16,339.
In August 2023, AMTD Group, alongside with AMTD IDEA Group and the Company announced their decision to jointly set up an entity in Paris, France, to embark and focus on global strategies and developments of a multi-media, entertainment and cultures worldwide platform of which AMTD Group will be the controlling shareholder, while AMTD IDEA Group
and
the Company will be the non-controlling shareholders. Such entity will be set up upon the completion of customary conditions.

35.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved by the board of directors and authorized for issue on August 23, 2023.

F-7
0