Form 20-F
period 2023-10-31
AMTD Digital Inc.
filed 2024-07-16
CIK 1809691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from May 1, 2023 to October 31, 2023

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-40463

AMTD Digital Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

66 rue Jean-Jacques

Rousseau

75001 Paris

France

(Address of Principal Executive Offices)

Feridun Hamdullahpur, Chairman of Executive Management Committee

Telephone: +33 (0) 1 4236 4597

66 rue Jean-Jacques

Rousseau

75001 Paris

France

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report: 11,308,207 Class A ordinary shares, par value US$0.0001 per share, and 65,650,000 Class B ordinary shares, par value US$0.0001 per share, as of October 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

In this transition report, unless otherwise indicated or unless the context otherwise requires:

●	“ADSs” refers to our American depositary shares, every five of which represents two Class A ordinary shares;

●	“AMTD Assets” refers to AMTD Assets Group, a Cayman Islands exempted company with limited liability, and its subsidiaries;

●	“AMTD Group” or “Controlling Shareholder” refers to AMTD Group Inc. (formerly known as AMTD Group Company Limited), a British Virgin Islands company;

●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 each;

●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 each;

●	“France” refers to French Republic;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	“we,” “us,” or “our company” refers to AMTD Digital Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries.

Presentation of Financial Data

We changed our basis of accounting from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, to U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our consolidated financial statements for the years ended April 30, 2021, 2022 and 2023 and the six months ended October 31, 2023 and as of April 30, 2021, 2022 and 2023 and October 31, 2023 included elsewhere in this transition report have been prepared in accordance with U.S. GAAP. Historical financial results for the years ended April 30, 2021, 2022 and 2023 and historical financial results as of April 30, 2021, 2022 and 2023 have also been adjusted based on U.S. GAAP.

Rounding and Currency

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is United States dollars.

EXPLANATORY NOTE

On April 30, 2024, the board of directors of AMTD Digital Inc. approved a change of fiscal year end from April 30 to October 31. The change resulted from the continual global expansion of AMTD Group Inc., the Controlling Shareholder, and its need to realign the various fiscal calendar year-end dates of its subsidiaries.

As a result of the change of fiscal year end, we are required to file this transition report on Form 20-F for the six-month transition period from May 1, 2023 to October 31, 2023. After filing this transition report, our next full fiscal year will be the fiscal year ending October 31, 2024. Unless otherwise noted, all references to “fiscal year” in this transition report refer to the fiscal year which, prior to the transition period, ended on April 30. Our consolidated financial statements for the transition period from May 1, 2023 to October 31, 2023 prepared in accordance with U.S. GAAP are unaudited. We note that this transition report is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits us to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

FORWARD-LOOKING INFORMATION

This transition report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the trends in, expected growth and market size of our industries;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industries;

●	our proposed use of proceeds;

●	government policies and regulations relating to our industries;

●	fluctuations in general economic and business conditions globally; and

●	assumptions underlying or related to any of the foregoing.

You should read this transition report and the documents that we refer to in this transition report and have filed as exhibits to this transition report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this transition report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this transition report relate only to events or information as of the date on which the statements are made in this transition report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our consolidated financial statements and the related notes included in this transition report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on August 23, 2023, or our 2023 Annual Report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

We changed our basis of accounting from IFRS to U.S. GAAP. Our consolidated financial statements for the years ended April 30, 2021, 2022 and 2023 and the six months ended October 31, 2023 and as of April 30, 2021, 2022 and 2023 and October 31, 2023 included elsewhere in this transition report have been prepared in accordance with U.S. GAAP.

Operating Results

We are a comprehensive digital solutions platform headquartered in France with businesses spanning multiple verticals, including digital solutions services, digital media, content and marketing services, digital investments as well as hotel operation, hospitality and VIP services.

We generate revenue primarily from fees and commissions from our digital solutions services, digital media, content and marketing services business, digital investments, as well as hotel operation, hospitality and VIP services business. Our revenue was US$25.3 million, US$25.3 million and US$33.1 million for the fiscal years ended April 30, 2021, 2022 and 2023, and US$13.9 million and US$8.7 million for the six months ended October 31, 2022 and 2023, respectively. Our net profit was US$22.1 million, US$25.8 million and US$40.8 million for the fiscal years ended April 30, 2021, 2022 and 2023, and US$10.7 million and US$30.8 million for the six months ended October 31, 2022 and 2023, respectively. We continue to deepen and monetize our relationship with clients by cross-selling solutions that fill their unique needs.

Key Factors Affecting Our Results of Operations

Our businesses are materially affected by conditions in the financial markets and economic conditions. The global macroeconomic environment still faces numerous challenges. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as difficulties in accessing capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in allocation of resources, difficulties in meeting financial commitments in a timely manner, terrorism, political uncertainty, epidemic or pandemic, civil unrest, fiscal or other economic policy of governments, and the timing and nature of any regulatory reform. The global spread of coronavirus disease (COVID-19) in a significant number of countries around the world and the traveling restrictions due to COVID-19 have previously resulted in global economic distress. The recent geo-political uncertainties has also given rise and are expected to continue to give rise to uncertainties in global economic conditions and adversely affect general investor confidence.

The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The credit and financial markets have experienced extreme volatility and disruptions due to the conflict between Ukraine and Russia. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. The conflict is also expected to have further global economic consequences, including the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks.

Unfavorable financial markets and economic conditions could negatively affect our clients’ businesses and materially reduce demand for our products and services and increase price competition, and thus could materially and adversely affect our business, financial condition, and results of operations.

Rate of adoption of digital solutions services — financial services in Asia

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

The revenue that we generate from our digital solutions services-financial services business will depend in a large part on the rate at which the global population embraces digital solutions services-financial services. We anticipate rapid growth in our future digital solutions services-financial services, contributing to the growing scale of our revenue. However, should the global markets not embrace digital solutions services-financial services as rapidly as we anticipate, our future results of operation could be affected.

Our ability to expand into new markets and offer new products and services

Digital solutions services-financial services business is a highly regulated industry, and digital financial licenses are generally regulated separately across different product types and different regions. In order to provide one-stop cross-regional digital solutions services — financial services that meet the evolving needs of clients, it is important for us to obtain licenses from multiple regulatory regimes. In the future, we may consider to apply for banking licenses in Asia, as regulations allow, and may also consider to obtain financial licenses in other areas, such as digital insurance, digital assets exchange, and digital payment. If we are unable to expand into new markets, our future results of operations could be affected.

At the same time, it is imperative for us to continue to offer new products and services in order to attract new customers and retain our existing customers. If we are unable to offer new products and services to attract and retain our clients, our future results of operation could be affected.

Our ability to compete in the hospitality market and seasonality

The market to provide hospitality services is highly competitive and fragmented. The barriers to entry are low and new competitors may enter the market at any time. Our current or potential competitors include global hotel brands, regional hotel chains, independent hotels, online travel agencies and home-sharing and rental services and short term/vacation rental. It is crucial for us to respond quickly and effectively to new or changing opportunities, technologies, standards or customer requirements. Our success depends on our ability to maintain our brand reputation and the quality of our services and to differentiate our business or services from those of our competitors.

The hospitality industry is also subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues depend principally upon their locations, types of property and competitive mix within the specific locations.

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

Key Components of Results of Operations

Revenue

Our revenue consists of (i) digital solutions services-financial services income, (ii) digital solutions services — non financial services income, (iii) hotel operations, hospitality and VIP services income, and (iv) digital media, content, and marketing services income.

We derive fee income primarily from four business lines: (i) digital solutions services-financial services, which currently consists entirely of insurance brokerage income, where we charge fees and commissions from insurance purchasers, which are paid either directly to us or through insurance provider partners, (ii) digital solutions services — non financial services, where we recognize our fee income over the period of contracts, (iii) digital media, content, and marketing services business income in which we create and promote digital content by investing in and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms, and (iv) hotel operations, hospitality and VIP services, which represents hotel and property investments and hotel operations and management since the acquisition of AMTD Assets in February 2023.

	For the Year Ended April 30,						For the Six Months Ended October 31,
	2021		2022		2023		2022		2023
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentage)
Revenue
Digital solutions services - non financial services business income	23,740	94.0	23,689	93.7	28,037	84.8	12,822	92.1	1,278	14.7
Digital solutions services - financial services business income	1,511	6.0	1,514	6.0	1,540	4.7	580	4.2	486	5.6
Digital media, content, and marketing services business income	-	-	68	0.3	1,294	3.9	516	3.7	27	0.3
Hotel operations, hospitality and VIP services business income	-	-	-	-	2,195	6.6	-	-	6,882	79.4
Total	25,251	100.0	25,271	100.0	33,066	100.0	13,918	100.0	8,673	100.0

Changes in fair value on financial assets measured at fair value through profit or loss (FVTPL)

We record changes in fair value on financial assets measured at FVTPL with respect to our digital investments and movie investments.

Employee benefits expenses

Our employee benefits expenses mainly consist of staff salaries, bonus and director fee.

Premises and office expenses

Our premises and office expenses mainly consist of premises cost, office utilities and other miscellaneous office expenses.

Legal and professional fee

Our legal and professional fee mainly consist of audit services, professional liability insurance and professional and legal expenses in connection with our continuous building and refining of organizational structure.

Depreciation and amortization

Our depreciation and amortization mainly consists of amortization of intangible assets.

Advertising and promotion expenses

Our advertising and promotion expenses mainly consist of expenses incurred to promote and enhance our branding.

Finance costs

Our finance costs mainly consist of interest expenses on bank borrowings and amount due to a non-controlling shareholder.

Other expenses

Our other expenses mainly consist of traveling and business development expenses, donation, and other miscellaneous expenses.

Other income

Other income consists of interest income, and other non-recurring miscellaneous income.

Other gains and losses

Other gains and losses consist of (i) net exchange gain or loss, (ii) recovery of accounts and other receivables written off, and (iii) gain on disposal of subsidiaries.

Taxation

We had income tax expense of US$3.2 million, US$3.0 million, US$4.5 million and US$2.0 million for the fiscal years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Hong Kong.

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

Hong Kong

Our Hong Kong subsidiaries are subject to an 8.25% Hong Kong profit tax on the first HK$2,000,000 of the taxable income generated from operations in Hong Kong. Any taxable income above HK$2,000,000 will be subject to a 16.5% Hong Kong profit tax. Under the Hong Kong tax laws, our Hong Kong subsidiaries are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

Results of Operations

	For the Year Ended April 30,						For the Six Months Ended October 31,
	2021		2022		2023		2022		2023
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	25,251	100.0	25,271	100.0	33,066	100.0	13,918	100.0	8,673	100.0
Employee benefits expense	(6,193)	(24.5)	(9,293)	(36.8)	(9,868)	(29.8)	(3,761)	(27.0)	(3,074)	(35.4)
Advertising and promotion expense	(328)	(1.3)	(522)	(2.1)	(655)	(2.0)	(318)	(2.3)	(177)	(2.0)
Premises and office expenses	(674)	(2.7)	(741)	(2.9)	(996)	(3.0)	(482)	(3.5)	(1,486)	(17.1)
Legal and professional fee	(883)	(3.5)	(3,010)	(11.9)	(2,891)	(8.7)	(1,199)	(8.6)	(1,338)	(15.4)
Depreciation and amortization	(631)	(2.5)	(846)	(3.3)	(1,312)	(4.0)	(421)	(3.0)	(1,441)	(16.6)
Other expenses	(430)	(1.7)	(405)	(1.6)	(2,442)	(7.4)	(498)	(3.6)	(4,586)	(52.9)
Finance costs	—	—	—	—	(1,195)	(3.6)	—	—	(3,403)	(39.2)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	9,063	35.9	16,940	67.0	15,386	46.5	351	2.5	16,279	187.7
Other income	171	0.7	867	3.4	16,052	48.5	4,852	34.9	8,988	103.6
Other gains and losses, net	(39)	(0.2)	609	2.4	153	0.5	(42)	(0.3)	14,342	165.4
Profit before tax	25,307	100.2	28,870	114.2	45,298	137.0	12,400	89.1	32,777	378.1
Income tax expense	(3,173)	(12.5)	(3,030)	(11.9)	(4,485)	(13.6)	(1,731)	(12.4)	(1,991)	(23.0)
Profit for the period	22,134	87.7	25,840	102.3	40,813	123.4	10,669	76.7	30,786	355.1
Other comprehensive income (expense) for the period:
Item that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency	(574)	(2.3)	(4,145)	(16.4)	(30)	(0.1)	—	—	1,168	13.5
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	107	0.4	(106)	(0.4)	(960)	(2.9)	(111)	(0.8)	(956)	(11.0)
Share of other comprehensive expense of joint ventures	—	—	—	—	377	1.1	—	—	126	1.5
	107	0.4	(106)	(0.4)	(583)	(1.8)	(111)	(0.8)	(830)	(9.5)
Other comprehensive income (expense) for the period	(467)	(1.9)	(4,251)	(16.8)	(613)	(1.9)	(111)	(0.8)	338	4.0
Total comprehensive income for the period	21,667	85.8	21,589	85.5	40,200	121.5	10,558	75.9	31,124	359.1

Segment Information

We report our results of operations in four reportable segments: digital solutions services - financial services, digital solutions services - non financial services, hotel operations, hospitality and VIP services, and digital media, content and marketing services and others, which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended April 30,			For the Six Months Ended October 31,
	2021	2022	2023	2022	2023
	US$	US$	US$	US$	US$
	(in thousands)
Digital Solutions Services - Non Financial Services
Segment revenue	23,740	23,689	28,037	12,822	1,278
Segment results(1)	18,605	17,527	21,470	9,939	486
Digital Solutions Services - Financial Services
Segment revenue	1,511	1,514	1,540	580	486
Segment results(1)	140	122	87	39	(707)
Hotel Operations, Hospitality and VIP Services
Segment revenue	—	—	2,195	—	6,882
Segment results(1)	—	—	(1,185)	—	(2,189)
Digital Media, Content and Marketing Services and Others
Segment revenue	—	68	1,294	516	27
Changes in fair value on financial assets measured at FVTPL	9,063	16,940	15,386	351	16,279
Segment results(1)	9,130	17,491	19,287	3,423	16,114
Total segment results	27,875	35,140	39,659	13,401	13,704

Note:

(1)	Segment result represents segment revenue and changes in fair value on financial assets measured at FVTPLs less direct cost attributable to the applicable segment.

Six Months Ended October 31, 2023 compared to Six Months Ended October 31, 2022

Digital solutions services - non financial services segment

The revenue of the digital solutions services - non financial services segment decreased from US$12.8 million for the six months ended October 31, 2022 to US$1.3 million for the six months ended October 31, 2023 and the segment profit decreased from US$9.9 million for the six months ended October 31, 2022 to US$0.5 million for the six months ended October 31, 2023, primarily due to the focusing of our efforts into generating long-term and stable values out from the global intellectual property titles we acquired, and thereby the reengineering of our cooperation and relationship with global business partners, although all of these steps would take time to realise.

Digital solutions services - financial services segment

The revenue of the digital solutions services - financial services segment decreased from US$0.6 million for the six months ended October 31, 2022 to US$0.5 million for the six months ended October 31, 2023 and the segment results change from a profit of US$39 thousand for the six months ended October 31, 2022 to a loss of US$0.7 million for the six months ended October 31, 2023, primarily due to the increase in operating expenses incurred during the six months ended October 31, 2023.

Hotel operations, hospitality and VIP services segment

We acquired the hotel operations, hospitality and VIP services business in February 2023. The revenue of the hotel operations, hospitality and VIP services segment was US$6.9 million for the six months ended October 31, 2023 and the segment loss was US$2.2 million for the six months ended October 31, 2023.

Digital media, content, and marketing services and others

The profit of digital media, content, and marketing services and others segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL from our investments in innovative companies and movies, was US$16.3 million for the six months ended October 31, 2023, compared to US$0.4 million for the six months ended October 31, 2022, primarily due to the gain from the disposal of movie income rights.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 6 to our consolidated financial statements included elsewhere in this transition report.

Six Months Ended October 31, 2023 compared to Six Months Ended October 31, 2022

Revenue

Our revenue from contracts for the six months ended October 31, 2023 was US$8.7 million as compared to US$13.9 million for the six months ended October 31, 2022.

●	Digital solution services - financial services. Our commission income from the digital solution services - financial services segment decreased from US$0.6 million for the six months ended October 31, 2022 to US$0.5 million for the six months ended October 31, 2023.

●	Digital solutions services - non financial services. Our fee income from the digital solutions services - non financial services segment decreased from US$12.8 million for the six months ended October 31, 2022 to US$1.3 million for the six months ended October 31, 2023, primarily due to the focusing of our efforts into generating long-term and stable values out from the global intellectual property titles we acquired, and thereby the reengineering of our cooperation and relationship with global business partners, although all of these steps would take time to realise.

●	Hotel operations, hospitality and VIP services. We acquired the hotel operations, hospitality and VIP services business in February 2023. The revenue of the hotel operations, hospitality and VIP services segment was US$6.9 million for the six months ended October 31, 2023.

●	Digital media, content, and marketing services and others. Our digital media, content, and marketing services income from digital media, content, and marketing services and others segment decreased from US$0.5 million for the six months ended October 31, 2022 to US$27 thousand for the six months ended October 31, 2023.

Changes in fair value on financial assets measured at FVTPL

Our changes in fair value on financial assets measured at FVTPL was US$0.4 million for the six months ended October 31, 2022 compared to US$16.3 million for the six months ended October 31, 2023. The difference is primarily attributable to the realization from gain of certain movie income right investments during the six months ended October 31, 2023.

Employee benefits expense

Our employee benefits expense decreased by 18.3% from US$3.8 million for the six months ended October 31, 2022 to US$3.1 million for the six months ended October 31, 2023, primarily due to the tightening of cost control measures as a result of the global economic slowdown and rising geopolitical uncertainties.

Advertising and promotion expense

Our advertising and promotion expense decreased by 44.3% from US$0.3 million for the six months ended October 31, 2022 to US$0.2 million for the six months ended October 31, 2023 mainly due to the decrease in promotional activities during the six months ended October 31, 2023.

Premises and office expenses

Our premises and office expenses increased by 208.3% from US$0.5 million for the six months ended October 31, 2022 to US$1.5 million for the six months ended October 31, 2023 mainly due to the incremental costs attributable to the post-acquisition operations of AMTD Assets.

Legal and professional fee

Our legal and professional fee remained relatively stable at US$1.2 million to US$1.3 million for the six months ended October 31, 2023 and 2022.

Depreciation and amortization

Our depreciation and amortization expenses increased by 242.3% from US$0.4 million for the six months ended October 31, 2022 to US$1.4 million for the six months ended October 31, 2023 primarily attributable to the hotel properties of AMTD Assets.

Other expenses

Our other expenses increased by 820.9% from US$0.5 million for the six months ended October 31, 2022 to US$4.6 for the six months ended October 31, 2023 primarily attributable to (i) the addition of hotel operation expenses of US$2.8 million incurred by AMTD Assets, and (ii) the share of losses of joint ventures of US$1.4 million.

Finance costs

Our finance costs increased from nil for the six months ended October 31, 2022 to US$3.4 million for the six months ended October 31, 2023, primarily attributable to our incremental borrowings and to the consolidation of AMTD Assets which had outstanding bank loans financing the underlying real estate properties.

Other income

Our other income increased by 85.2% from US$4.9 million for the six months ended October 31, 2022 to US$9.0 for the six months ended October 31, 2023, primarily due to (i) an increase in bank interest income as we generated additional interest income from deposits with banks, and (ii) an increase in the net average outstanding balance due from our Controlling Shareholder, which was interest bearing.

Other gains and losses, net

We recorded other losses of US$42 thousand for the six months ended October 31, 2022 as compared to other gains of US$14.3 million for the six months ended October 31, 2023. The difference is primarily attributable to the gain on disposal of subsidiaries which are engaged in digital solutions services – non financial services of US$14.7 million.

Income tax expense

We incurred income tax expense of US$1.7 million and US$2.0 million for the six months ended October 31, 2022 and 2023, respectively. The increase in our income tax expense resulted from increase in assessable profits in the fiscal year ended April 30, 2023.

Profit for the year

As a result of the foregoing, our profit increased from US$10.7 million for the six months ended October 31, 2022 to US$30.8 million for the six months ended October 31, 2023.

Fiscal Year Ended April 30, 2023 Compared to Fiscal Year Ended April 30, 2022

Digital solutions services - financial services segment

The revenue and segment profit of the digital solutions services - financial services segment remained stable at US$1.5 million and US$0.1 million, respectively, for the fiscal year ended April 30, 2023.

Digital solutions services - non financial services segment

The revenue of the digital solutions services - non financial services segment increased from US$23.7 million for the fiscal year ended April 30, 2022 to US$28.0 million for the fiscal year ended April 30, 2023 and the segment profit increased from US$17.5 million for the fiscal year ended April 30, 2022 to US$21.5 million for the fiscal year ended April 30, 2023, primarily due to the increase in fee income as the result of the higher contracts sum for the renewed contracts of existing clients and new contracts of new clients in general during the fiscal year ended April 30, 2023.

Hotel operations, hospitality and VIP services segment

The revenue of the hotel operations, hospitality and VIP services segment was US$2.2 million for the fiscal year ended April 30, 2023 and the segment loss was US$1.2 million since the completion of our acquisition of AMTD Assets in February 2023.

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

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 6 to our consolidated financial statements included elsewhere in this transition report.

Fiscal Year Ended April 30, 2023 Compared to Fiscal Year Ended April 30, 2022

Revenue

Our revenue from contracts with customers increased from US$25.3 million for the fiscal year ended April 30, 2022 to US$33.1 million for the fiscal year ended April 30, 2023, primarily due to the expansion of our digital solutions services - non financial services business and digital media, content, and marketing services business, and the acquisition of the hotel operations, hospitality and VIP services business.

●	Digital solution services - financial services. Our commission income from the digital solution services — financial services segment remained stable at US$1.5 million for the fiscal year ended April 30, 2022 and 2023.

●	Digital solutions services - non financial services. Our fee income from the digital solutions services - non financial services segment increased from US$23.7 million for the fiscal year ended April 30, 2022 to US$28.0 million for the fiscal year ended April 30, 2023, primarily due to the increase in fee income as the result of the higher contracts sum for the renewed contracts of existing clients and new contracts of new clients in general during the fiscal year ended April 30, 2023.

●	Hotel operations, hospitality and VIP services. We acquired the hotel operations, hospitality and VIP services business in February 2023. Since then, our service income from this segment was US$2.2 million.

●	Digital media, content, and marketing services and others. Our digital media, content, and marketing services income from digital media, content, and marketing services and others segment increased from US$68 thousand for the fiscal year ended April 30, 2022 to US$1.3 million for the fiscal year ended April 30, 2023, primarily due to the expansion of the digital media, content, and marketing services during the fiscal year ended April 30, 2023.

Changes in fair value on financial assets measured at FVTPL

Our changes in fair value on financial assets measured at FVTPL was US$16.9 million in the fiscal year ended April 30, 2022, compared to US$15.4 million in the fiscal year ended April 30, 2023, primarily due to the realized and unrealized gain in fair value from certain investments in the fiscal year ended April 30, 2023.

Employee benefits expense

Our employee benefits expense increased by 6.2% from US$9.3 million for the fiscal year ended April 30, 2022 to US$9.9 million for the fiscal year ended April 30, 2023, primarily due to an increase in staff cost and number of staff in line with our business growth.

Advertising and promotion expense

Our advertising and promotion expense increased by 25.5% from US$0.5 million for the fiscal year ended April 30, 2022 to US$0.7 million for the fiscal year ended April 30, 2023 mainly due to the increase in promotional activities in line with our business expansion in the fiscal year ended April 30, 2023.

Premises and office expenses

Our premises and office expenses increased by 34.4% from US$0.7 million for the fiscal year ended April 30, 2022 to US$1.0 million for the fiscal year ended April 30, 2023 mainly due to our business expansion in the fiscal year ended April 30, 2023.

Legal and professional fee

Our legal and professional fee slightly decreased by 4.0% from US$3.0 million for the fiscal year ended April 30, 2022 to US$2.9 million for the fiscal year ended April 30, 2023.

Depreciation and amortization

Our depreciation and amortization expenses increased by 55.1% from US$0.8 million for the fiscal year ended April 30, 2022 to US$1.3 million for the fiscal year ended April 30, 2023 mainly due to the increase in depreciation arising from the hotel operations, hospitality and VIP services segment which was acquired in February 2023.

Other expenses

Our other expenses increased by 503.0% from US$0.4 million for the fiscal year ended April 30, 2022 to US$2.4 million for the fiscal year ended April 30, 2023 mainly due to the incurrence of hotel operating cost after the completion of the acquisition of AMTD Assets in February 2023 and the increase in administrative expenses after our listing in July 2022.

Finance costs

Our finance costs increased from nil to US$1.2 million for the fiscal year ended April 30, 2023, primarily due to the interest expenses incurred in respect of the loan payables from the hotel operations, hospitality and VIP services business acquired in February 2023.

Other income

Our other income increased by 1,751.4% to US$16.1 million for the fiscal year ended April 30, 2023, primarily due to the interest income arising from certain note receivables and certain receivables from our ultimate holding company after listing in July 2022.

Income tax expense

We incurred income tax expense of US$3.0 million and US$4.5 million for the fiscal year ended April 30, 2022 and 2023, respectively. The increase in our income tax expense resulted from increase in assessable profits in the fiscal year ended April 30, 2023.

Profit for the year

As a result of the foregoing, our profit increased from US$25.8 million for the fiscal year ended April 30, 2022 to US$40.8 million for the fiscal year ended April 30, 2023.

Fiscal Year Ended April 30, 2022 Compared to Fiscal Year Ended April 30, 2021

Digital solution services - financial services segment

The revenue of the digital financial services segment remained stable at US$1.5 million for the fiscal year ended April 30, 2022 and the segment profit remained stable at US$0.1 million for the fiscal year ended April 30, 2022, primarily due to increase in employee benefits expense incurred during the fiscal year ended April 30, 2022.

Digital solutions services - non financial services segment

The revenue of the digital solutions services - non financial services segment remains stable at US$23.7 million during the fiscal year ended April 30, 2021 and 2022 and the segment profit decreased from US$18.6 million for the fiscal year ended April 30, 2021 to US$17.5 million for the fiscal year ended April 30, 2022, primarily due to the increase in employee benefits expense incurred during the fiscal year ended April 30, 2022.

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

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 6 to our consolidated financial statements included elsewhere in this transition report.

Fiscal Year Ended April 30, 2022 Compared to Fiscal Year Ended April 30, 2021

Revenue

Our revenue from contracts with customers remained stable at US$25.3 million for the fiscal years ended April 30, 2021 and 2022.

●	Digital solution services - financial services. Our commission income from the digital solution services - financial services segment remained stable at US$1.5 million during the fiscal year ended April 30, 2021 and 2022.

●	Digital solutions services - non financial services. Our fee income from the digital solutions services - non financial services segment remained stable at US$23.7 million for the fiscal years ended April 30, 2021 and 2022.

●	Digital media, content, and marketing services and others. Our digital media, content, and marketing services income from digital media, content, and marketing services and others segment increased from nil for the fiscal year ended April 30, 2021 to US$68 thousand for the fiscal year ended April 30, 2022, primarily due to commencement of the digital media, content, and marketing services during the fiscal year ended April 30, 2022.

Changes in fair value on financial assets measured at FVTPL

Our changes in fair value on financial assets measured at FVTPL was US$9.1 million in the fiscal year ended April 30, 2021, compared to US$16.9 million in the fiscal year ended April 30, 2022, primarily due to the realized and unrealized gain from certain investments in the fiscal year ended April 30, 2022.

Employee benefits expense

Our employee benefits expense increased by 50.1% from US$6.2 million for the fiscal year ended April 30, 2021 to US$9.3 million for the fiscal year ended April 30, 2022, primarily due to an increase in staff cost, share-based compensation and number of staff in line with our business growth.

Advertising and promotion expense

Our advertising and promotion expense increased by 59.1% from US$0.3 million for the fiscal year ended April 30, 2021 to US$0.5 million for the fiscal year ended April 30, 2022 mainly due to increase in promotion activities to cope with our business expansion in the fiscal year ended April 30, 2022.

Premises and office expenses

Our premises and office expenses remains stable at US$0.7 million during the fiscal year ended April 30, 2021 and 2022.

Legal and professional fee

Our legal and professional fee increased significantly by 240.9% from US$0.9 million for the fiscal year ended April 30, 2021 to US$3.0 million for the fiscal year ended April 30, 2022 mainly due to legal and professional fee incurred in preparation for our listing.

Depreciation and amortization

Our depreciation and amortization expenses increased by 34.1% from US$0.6 million for the fiscal year ended April 30, 2021 to US$0.8 million for the fiscal year ended April 30, 2022 mainly due to a full year amortization of intangible assets acquired as part of a business combination that took place in August 2020 and certain acquired intangible assets in the fiscal year ended April 30, 2022.

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

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this transition report.

A. Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating and investing activities are net cash provided from operating activities, funding from our Controlling Shareholder, historical equity financing activities, bank borrowing and proceeds from public offerings. As of April 30, 2023 and October 31, 2023, we had US$152.9 million and US$134.8 million in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding cash and cash equivalents of disposal group fiduciary bank balances representing client’s cash, which are unrestricted for withdrawal or use.

Our total bank borrowings was US$65.6 million as of October 31, 2023. One of our bank borrowings of US$50.6 million was secured by a hotel property, carried interest rate at 1.65% above the Hong Kong Interbank Offered Rate with repayment dates from October 2023 to April 2025 and contains repayable on demand clause. Another bank borrowing of US$15.0 million was unsecured, carried interest rate at 0.25% below daily Wall Street Journal Prime Rate and repayable during the year ending October 31, 2024.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended April 30,			For the Six Months Ended October 31,
	2021	2022	2023	2022	2023
	US$	US$	US$	US$	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash from (used in) operating activities	10,690	10,250	15,501	(691)	21,360
Net cash from (used in) investing activities	16,528	(49,139)	(119,494)	(3,747)	(35,990)
Net cash from (used in) financing activities	1,018	—	243,462	128,926	(3,969)
Net increase (decrease) in cash and cash equivalents	28,236	(38,889)	139,469	124,888	(18,599)
Cash and cash equivalents at beginning of the year/period	25,317	53,631	14,337	14,337	153,661
Effect of foreign exchange rate changes	78	(405)	(145)	(73)	27
Cash and cash equivalents at end of the year/period	53,631	14,337	153,661	138,752	135,089
Represented by:
Cash and cash equivalents	53,631	14,337	152,930	138,752	134,843
Cash and cash equivalents classified as assets held for sale	—	—	731	—	246
	53,631	14,337	153,661	138,752	135,089

Operating Activities

Net cash generated from operating activities for the six months ended October 31, 2023 was US$21.4 million, which consists of our profit before tax of US$32.8 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$16.3 million of change in fair value on financial assets measured at FVTPL, US$14.7 million of gain on disposal of subsidiaries, US$9.0 million in interest income, as partially offset by US$3.4 million of finance costs and US$1.4 million of share of losses of joint ventures. The principal items accounting for the changes in operating assets and liabilities were (i) US$16.9 million of other payable and accruals, and (ii) US$5.8 million of prepayments, deposits and other receivables.

Net cash generated from operating activities for the fiscal year ended April 30, 2023 was US$15.5 million, which consists of our profit before tax of US$45.3 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$15.4 million of changes in fair value on financial assets measured at FVTPL, US$15.9 million of bank and other interest income, US$0.2 million of share-based payment, US$0.4 million of share of losses of joint ventures, US$1.2 million of finance costs, and US$1.3 million of depreciation and amortization. The principal items accounting for the changes in operating assets and liabilities were (i) US$4.3 million of increase in account receivables primarily attributable to the digital solutions services - non financial services income rendered, (ii) US$4.5 million of increase in contract liabilities primarily attributable to the upfront fee for received from digital solutions services - non financial services business, (iii) US$1.5 million of decrease in prepayments, deposits and other receivables, and (iv) tax payment of US$4.1 million

Net cash generated from operating activities for the fiscal year ended April 30, 2022 was US$10.3 million, which consists of our profit before tax of US$28.9 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$16.9 million of changes in fair value on financial assets measured at FVTPL, US$0.7 million of bank and other interest income, US$1.1 million of share-based payment, and US$0.8 million of depreciation and amortization. The principal items accounting for the changes in operating assets and liabilities were (i) US$3.8 million of decrease in account receivables primarily attributable to the increase in settlement of digital solutions services - non financial services income, (ii) US$3.0 million of decrease in contract liabilities primarily attributable to the digital solutions services - non financial services rendered, (iii) US$1.4 million of increase in accruals and other payables primarily due to the increase in accrued expenses for listing, and (iv) tax payment of US$5.3 million

Net cash generated from operating activities for the fiscal year ended April 30, 2021 was US$10.7 million, which consists of our profit before tax of US$25.3 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$9.1 million of changes in fair value on financial assets measured at FVTPL, US$0.6 million of depreciation and amortization, and US$0.1 million of share-based payment. The principal items accounting for the changes in operating assets and liabilities were (i) US$7.5 million of increase in account receivables primarily attributable to the increase in digital solutions services - non financial services income, (ii) US$1.6 million of decrease in prepayments and other receivables primarily attributable to the decrease in prepayment, (iii) US$2.3 million of decrease in other payables and accruals primarily attributable to the decrease in other payables, and (iv) US$1.2 million of increase in contract liabilities primarily attributable to the receipts in advance of digital solutions services - non financial services income.

Investing Activities

Net cash used in investing activities for the six months ended October 31, 2023 was US$36.0 million, which was mainly attributable to US$36.4 million of net advance to AMTD Group in connection with intra-group treasury fund allocation.

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

Financing Activities

Net cash used in financing activities for the six months ended October 31, 2023 was US$4.0 million, which was mainly attributable to US$3.4 million of the finance costs paid.

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

Capital Expenditures

Our capital expenditures was US$22.3 thousand for the fiscal year ended April 30, 2021, US$232.7 thousand for the fiscal year ended April 30, 2022, and US$1.7 thousand for the fiscal year ended April 30, 2023 and US$17.0 thousand for the six months ended October 31 2023. We will make capital expenditure to meet the expected growth of our business. We intend to fund our future capital expenditure with our existing cash and bank balances.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of October 31, 2023.

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

B. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” in our 2023 Annual Report.

C. Trend Information

Other than as disclosed elsewhere in this transition report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since November 1, 2023 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

D. Critical Accounting Estimates

The Critical Accounting Estimates are consistent with the disclosure presented in the consolidated financial statements included elsewhere in this transition report.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this transition report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are not and have not been, and none of our subsidiaries or joint ventures is or has been, a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Business and Industries—We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings” and “Item 3. Key Information—D. Risk Factors-Risks Relating to Our Business and Industries—We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us” in our 2023 Annual Report.

Part II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” in our 2023 Annual Report for a description of the rights of securities holders, which remain unchanged.

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

For the period from July 15, 2022 to October 31, 2023, we have used approximately US$20.6 million of the net proceeds from our initial public offering to support our business expansion and growth, and for general corporate purposes. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to fulfill the capital requirements for future license applications, acquisitions, IT infrastructure, and human resources, support our business expansion and growth, and use the remainder for general corporate purposes.

Part III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of AMTD Digital Inc. are included at the end of this transition report.

ITEM 19. EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.3	AMTD SpiderNet Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on August 30, 2022)
4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.6	Engagement Letter between the Registrant and its controlling shareholder dated October 1, 2020 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.7	Share Purchase Agreement between the Registrant and Value Partners Hong Kong Limited acting as the Investment Manager and on behalf of Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.8	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated December 19, 2019 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.9	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated January 31, 2020 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.10	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated January 31, 2020 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.11	Share Purchase Agreement among the Registrant, Mr. Calvin Choi, and Poly Platinum Enterprises Limited dated March 5, 2020 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.12	Share Purchase Agreement between the Registrant and Chestnut Business Limited dated April 9, 2020 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.13	Share Purchase Agreement among the Registrant, PolicyPal Pte. Ltd., Valenzia Wen Yin Yap, and the Selling Shareholders named therein dated June 11, 2020 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.14	Share Purchase Agreement between the Registrant and NSGP Holdings Limited dated July 30, 2020 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.15	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated March 8, 2021 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.16	Share Purchase Agreement between the Registrant and AMTD Education Group dated March 8, 2021 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.17	Share Purchase Agreement between the Registrant and AMTD IDEA Group dated August 15, 2022 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on August 30, 2022)
4.18#	Business Loan Agreement between the Registrant and a regional bank dated February 15, 2023
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

#	Portions of this exhibit have been omitted or redacted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

AMTD Digital Inc.

By:	/s/ Lawrence Lee
	Name:	Lawrence Lee
	Title:	Chief Executive Officer
	Date:	July 16, 2024

AMTD DIGITAL INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

PAGE(S)
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023	F-2

Consolidated Statements of Financial Positions as of May 1, 2020, April 30, 2021, 2022 and 2023 and October 31, 2023	F-3

Consolidated Statements of Changes in Equity for the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023	F-4

Consolidated Statements of Cash Flows for the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023	F-5

Notes to the Consolidated Financial Statements	F-6

Auditor’s name: Assentsure PAC

PCAOB#: 6783

Address:

180B Bencoolen St

#03-01 The Bencoolen

Singapore 189648

Tel: +65 6980 6300

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(All amounts in thousands of United States dollars (“US$”), except for share and per share data)

		Year ended April 30,			Six months ended October 31,
	Notes	2021	2022	2023	2023
		US$	US$	US$	US$
Revenue from contracts with customers	5	25,251	25,271	33,066	8,673
Employee benefits expense		(6,193)	(9,293)	(9,868)	(3,074)
Advertising and promotion expense		(328)	(522)	(655)	(177)
Premises and office expenses		(674)	(741)	(996)	(1,486)
Legal and professional fee		(883)	(3,010)	(2,891)	(1,338)
Depreciation and amortization		(631)	(846)	(1,312)	(1,441)
Finance costs	7	—	—	(1,195)	(3,403)
Other expenses		(430)	(405)	(2,442)	(4,586)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	8	9,063	16,940	15,386	16,279
Other income	9	171	867	16,052	8,988
Other gains and losses, net	10	(39)	609	153	14,342
Profit before tax		25,307	28,870	45,298	32,777
Income tax expense	11	(3,173)	(3,030)	(4,485)	(1,991)
Profit for the year/period	12	22,134	25,840	40,813	30,786

Other comprehensive (expense) income for the year/period:
Item that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency		(574)	(4,145)	(30)	1,168
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		107	(106)	(960)	(956)
Share of other comprehensive expense of joint ventures		—	—	377	126
		107	(106)	(583)	(830)
Other comprehensive (expense) income for the year/period		(467)	(4,251)	(613)	338
Total comprehensive income for the year/period		21,667	21,589	40,200	31,124
Profit (loss) for the year/period attributable to:
- Owners of the Company		22,937	27,493	42,059	31,940
- Non-controlling interests		(803)	(1,653)	(1,246)	(1,154)
		22,134	25,840	40,813	30,786
Total comprehensive income (expense) for the year/period attributable to:
- Owners of the Company		22,421	23,294	41,889	32,563
- Non-controlling interests		(754)	(1,705)	(1,689)	(1,439)
		21,667	21,589	40,200	31,124
Earnings per share	13
- Basic (US$)		0.43	0.41	0.57	0.42
- Diluted (US$)		0.43	0.41	0.57	0.42

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

(All amounts in thousands of US$)

		As of May 1,	As of April 30,			As of October 31,
	Notes	2020	2021	2022	2023	2023
		US$	US$	US$	US$	US$
ASSETS
Non-current assets:
Goodwill	17	—	7,557	7,477	—	—
Property, plant and equipment	18	—	20	16	134,027	69,592
Intangible assets	19	—	5,205	4,640	311	279
Prepayments, deposits and other receivables	21	—	2,011	—	—	—
Financial assets at FVTPL	20	26,928	37,858	19,130	5,170	288
Interests in joint ventures	16	—	—	—	24,597	16,775
Total non-current assets		26,928	52,651	31,263	164,105	86,934

Current assets:
Accounts receivable	21	1,428	8,941	5,039	9,803	934
Prepayments, deposits and other receivables	21	5,316	2,468	36,941	7,678	35,827
Amount due from AMTD Group (as defined in note 1)	29	303,541	275,442	321,438	126,444	195,278
Amounts due from fellow subsidiaries		98,597	—	—	—	—
Amount due from a non-controlling shareholder	29	—	—	—	539	—
Financial assets at FVTPL	20	—	—	—	9,243	5,723
Fiduciary bank balances		2,746	1,874	1,487	785	913
Cash and cash equivalents		25,317	53,631	14,337	152,930	134,843
		436,945	342,356	379,242	307,422	373,518
Assets classified as held for sale	15	—	—	—	12,081	77,045
Total current assets		436,945	342,356	379,242	319,503	450,563
Total assets		463,873	395,007	410,505	483,608	537,497

EQUITY AND LIABILITIES
Current liabilities:
Clients’ monies held on trust		1,296	1,173	847	428	814
Accounts payable	22	7	14	10	493	69
Other payables and accruals	22	48	5,007	3,447	3,253	18,914
Bank borrowings	23	—	—	—	65,803	65,565
Amount due to a non-controlling shareholder	29	—	—	—	53,803	53,389
Amount due to immediate holding company		36,294	—	—	—	—
Amounts due to fellow subsidiaries		251,032	—	—	—	—
Contract liabilities	24	4,609	5,038	5,291	10,162	—
Income tax payable		2,921	6,256	4,053	4,571	2,638
		296,207	17,488	13,648	138,513	141,389
Liabilities associated with assets classified as held for sale	15	—	—	—	1,030	17,912
Total current liabilities		296,207	17,488	13,648	139,543	159,301
Non-current liabilities:
Contract liabilities	24	3,261	4,017	677	1,031	—
Deferred tax liability	25	—	885	735	—	—
Total non-current liabilities		3,261	4,902	1,412	1,031	—
Total liabilities		299,468	22,390	15,060	140,574	159,301
Capital and reserves:
Share capital	26	5	7	7	8	8
Treasury shares	26	—	—	—	(52,235)	(52,235)
Reserves		164,400	369,362	392,924	389,411	439,190
Equity attributable to owners of the Company		164,405	369,369	392,931	337,184	386,963
Non-controlling interests		—	3,248	2,514	5,850	(8,767)
Total equity		164,405	372,617	395,445	343,034	378,196
Total equity and liabilities		463,873	395,007	410,505	483,608	537,497

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of US$)

	Attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Share-based payment reserve	Exchange reserve	Capital reserve	Retained earnings	Total	Non- controlling interests	Total equity
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

At May 1, 2020	5	128,214	—	—	—	16,656	19,530	164,405	—	164,405
Profit (loss) for the year	—	—	—	—	—	—	22,937	22,937	(803)	22,134
Other comprehensive (expense) income for the year:
Exchange differences arising on translation	—	—	—	—	(516)	—	—	(516)	49	(467)
Total comprehensive (expense) income for the year	—	—	—	—	(516)	—	22,937	22,421	(754)	21,667
Acquisition of subsidiaries (note 14(b))	—	8,725	—	—	—	—	—	8,725	4,002	12,727
Issuance of shares (note 26(a) and (e))	2	173,696	—	—	—	—	—	173,698	—	173,698
Share-based compensation (note 30)	—	—	—	120	—	—	—	120	—	120
At April 30, 2021	7	310,635	—	120	(516)	16,656	42,467	369,369	3,248	372,617
Profit (loss) for the year	—	—	—	—	—	—	27,493	27,493	(1,653)	25,840
Other comprehensive expense for the year:
Exchange differences arising on translation	—	—	—	—	(4,199)	—	—	(4,199)	(52)	(4,251)
Total comprehensive (expense) income for the year	—	—	—	—	(4,199)	—	27,493	23,294	(1,705)	21,589
Issuance of shares by a non-wholly owned subsidiary (note 19)	—	—	—	—	—	44	—	44	57	101
Share-based compensation (note 30)	—	—	—	224	—	—	—	224	914	1,138
At April 30, 2022	7	310,635	—	344	(4,715)	16,700	69,960	392,931	2,514	395,445
Profit (loss) for the year	—	—	—	—	—	—	42,059	42,059	(1,246)	40,813
Other comprehensive (expenses) income for the year:
Exchange differences arising on translation	—	—	—	—	(532)	—	—	(532)	(458)	(990)
Share of other comprehensive income of joint ventures	—	—	—	—	362	—	—	362	15	377
Total comprehensive (expense) income for the year	—	—	—	—	(170)	—	42,059	41,889	(1,689)	40,200
Issuance of shares (note 26(g))	1	229,185	—	—	—	—	—	229,186	—	229,186
Repurchase of shares of the Company (note 26(h))	—	—	(318,882)	—	—	—	—	(318,882)	—	(318,882)
Acquisition of subsidiaries under common control (note 14(a))	—	—	266,647	—	—	(274,831)	—	(8,184)	5,025	(3,159)
Share-based compensation (note 30)	—	—	—	244	—	—	—	244	—	244
At April 30, 2023	8	539,820	(52,235)	588	(4,885)	(258,131)	112,019	337,184	5,850	343,034
Profit (loss) for the period	—	—	—	—	—	—	31,940	31,940	(1,154)	30,786
Other comprehensive income (expenses) for the period:
Exchange differences arising on translation	—	—	—	—	502	—	—	502	(290)	212
Share of other comprehensive income of joint ventures	—	—	—	—	121	—	—	121	5	126
Total comprehensive income (expense) for the period	—	—	—	—	623	—	31,940	32,563	(1,439)	31,124
Issuance of shares (note 26(j))	—	5,602	—	—	—	—	—	5,602	—	5,602
Change in shareholding of subsidiaries without losing control	—	—	—	—	—	11,531	—	11,531	(13,178)	(1,647)
Share-based compensation (note 30)	—	—	—	83	—	—	—	83	—	83
At October 31, 2023	8	545,422	(52,235)	671	(4,262)	(246,600)	143,959	386,963	(8,767)	378,196

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of US$)

	Year ended April 30,			Six months ended October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	25,307	28,870	45,298	32,777
Adjustments for:
Share of losses of joint ventures	—	—	404	1,366
Interest income	(18)	(743)	(15,945)	(9,012)
Finance costs	—	—	1,195	3,403
Depreciation	6	9	479	999
Amortization	625	837	833	442
Recovery of accounts receivable written off	(9)	(20)	(2)	(1)
Share-based payment	120	1,138	244	83
Changes in fair value on financial assets at FVTPL	(9,063)	(16,940)	(15,386)	(16,279)
Gain on disposal of subsidiaries	—	—	—	(14,697)
Unrealized exchange gain	—	(403)	—	—
Operating cash flows before movements in working capital	16,968	12,748	17,120	(919)
Decrease (increase) in fiduciary bank balances	869	369	372	(115)
(Increase) decrease in accounts receivable	(7,522)	3,834	(4,272)	(170)
Decrease in prepayments, deposits and other receivables	1,609	521	1,545	5,808
(Decrease) increase in client’s monies held on trust	(120)	(316)	(398)	385
(Decrease) increase in accounts payable	(52)	7	173	37
(Decrease) increase in other payables and accruals	(2,328)	1,421	523	16,866
Increase (decrease) in contract liabilities	1,201	(3,011)	4,544	(494)
Cash generated from operations	10,625	15,573	19,607	21,398
Profits tax refunded (paid)	65	(5,323)	(4,106)	(38)
Net cash from operating activities	10,690	10,250	15,501	21,360
CASH FLOWS FROM INVESTING ACTIVITIES
Additions of financial assets at FVTPL	(6,520)	(3,835)	(5,545)	(825)
Proceeds from disposal of financial assets at FVTPL	10,038	—	58,170	—
Receipt of return from movie income right investments	—	2,681	—	—
Acquisition of property, plant and equipment	(22)	(6)	(2)	(17)
Acquisition of intangible assets	—	(227)	—	—
Acquisition of subsidiaries, net of cash acquired	2,673	—	3,860	—
Interest received	18	40	3,109	2,858
Loan to a third party	—	—	(100,123)	—
Repayment of loan to a third party	—	—	100,123	—
Advance to AMTD Group	(159,931)	(140,338)	(401,454)	(91,854)
Advance to a non-controlling shareholder	—	—	—	(1,640)
Repayment from AMTD Group	113,927	92,546	222,271	55,488
Repayment from a non-controlling shareholder	—	—	97	—
Advance to fellow subsidiaries	(97,759)	—	—	—
Repayment from fellow subsidiaries	154,104	—	—	—
Net cash from (used in) investing activities	16,528	(49,139)	(119,494)	(35,990)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	—	—	15,018	—
Proceeds from issue of shares	3,498	—	229,186	—
Advance from AMTD Group	12,312	—	—	—
Repayment to AMTD Group	(3,116)	—	—	—
Advance from fellow subsidiaries	1,996	—	—	—
Repayment to fellow subsidiaries	(13,672)	—	—	—
Repayment to a non-controlling shareholder	—	—	—	(594)
Finance costs paid	—	—	(742)	(3,375)
Net cash from (used in) financing activities	1,018	—	243,462	(3,969)
Net increase (decrease) in cash and cash equivalents	28,236	(38,889)	139,469	(18,599)
Cash and cash equivalents at beginning of the year/period	25,317	53,631	14,337	153,661
Effect of foreign exchange rate changes	78	(405)	(145)	27
Cash and cash equivalents at end of the year/period	53,631	14,337	153,661	135,089
Represented by:
Cash and cash equivalents	53,631	14,337	152,930	134,843
Cash and cash equivalents classified as assets held for sale	—	—	731	246
	53,631	14,337	153,661	135,089

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

1.	GENERAL

AMTD Digital Inc. (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on September 12, 2019. The Company, through its subsidiaries (collectively, the “Group”), is mainly involved in the provision of digital solutions services — financial services, digital solutions services - non financial services, digital media, contents and marketing services and hotel operations, hospitality and very important person (“VIP”) services.

The Company’s ultimate holding company, AMTD Group Inc. (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”) and the Company’s immediate holding company is AMTD IDEA Group, a listed company incorporated in the Cayman Islands.

2.	BASIS OF PREPARATION

Basis of preparation

The Group’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For the purpose of preparation of the consolidated financial statements, information is considered material if such information is reasonably expected to influence decision made by primary users.

In preparing the consolidated financial statements, the Company’s opening consolidated statement of financial position was prepared as at May 1, 2020, the Company’s date of transition from International Financial Reporting Standards (“IFRS”) to U.S. GAAP. There is no adjustment made by the Company in transitioning its IFRS consolidated financial statements to U.S. GAAP.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss which are measured at fair value.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for the adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company adopted this guidance on May 1, 2023 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.	BASIS OF PREPARATION - (CONTINUED)

Recent accounting pronouncements - (Continued)

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis.

The Company adopted this guidance on date of initial adoption and the adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company adopted this guidance on May 1, 2020 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group has power over investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each item of other comprehensive income, if any, is attributed to the owners of the parent of the Group (including ordinary shareholders and holders of perpetual securities) and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions among members of the Group are eliminated in full on consolidation.

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

Changes in the Group’s interests in existing subsidiaries

Changes in the Group’s interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s relevant components of equity and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries, including re-attribution of relevant reserves between the Group and the non-controlling interests according to the Group’s and the non-controlling interests’ proportionate interests.

Any difference between the amount by which the non-controlling interests are adjusted, and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, the assets and liabilities of that subsidiary and non-controlling interests (if any) are derecognized. A gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill), and liabilities of the subsidiary attributable to the owners of the Company. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(b)	Business combinations

A business is an integrated set of activities and assets which includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired processes are considered substantive if they are critical to the ability to continue producing outputs, including an organized workforce with the necessary skills, knowledge, or experience to perform the related processes or they significantly contribute to the ability to continue producing outputs and are considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

Acquisitions of businesses, other than business combination under common control are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

●	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with relevant guidance;

●	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with relevant guidance;

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(b)	Business combinations - (Continued)

●	assets (or disposal groups) that are classified as held for sale are measured in accordance with that standard; and

●	lease liabilities are recognized and measured at the present value of the remaining lease payments as if the acquired leases were new leases at the acquisition date, except for leases for which the lease terms ends within 12 months of the acquisition date. Right-of-use assets are recognized and measured at the same amount as the relevant lease liabilities, adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as of acquisition date. If, after re-assessment, the net amount of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the relevant subsidiary’s net assets in the event of liquidation are initially measured at fair value.

Business combinations under common control

The Company accounts for the business combination with entities under common control using historical carrying values and under a prospective basis (referred to herein as predecessor accounting) which involves the Company accounting for the combination prospectively from the date on which it occurred. For predecessor accounting:

●	Assets and liabilities of the acquired entity are stated at carrying amounts in the consolidated financial statements of the controlling party. Fair value measurement is not required.

●	Income statement reflects the results of the combining parties.

●	No new goodwill arises in predecessor accounting.

●	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in capital reserve.

(c)	Goodwill

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

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(c)	Goodwill - (Continued)

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

The Group measures its movie income right investments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 — based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

(e)	Impairment of non-financial assets

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated, which is the sum of undiscounted cash flows that are expected to result from the use and eventual disposition of asset or asset group. The recoverable amount of property, plant and equipment and intangible assets with definite life are estimated recoverable amount of an asset group (i.e. the lowest level of identifiable cash flows that are largely independent of the net cash flows of other groups of assets). An impairment loss is recognized for a depreciable or amortizable asset (asset group) only if the carrying amount of the asset (asset group) exceeds its recoverable amount. If the asset is not recoverable, then an asset’s (asset group’s) impairment is calculated with reference to the fair value of that asset (asset group) in comparison to its carrying amount.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(e)	Impairment of non-financial assets - (Continued)

The Group performs an initial qualitative assessment before proceeding with the quantitative test on goodwill and indefinite life intangible asset. If the Group concludes, based on qualitative assessment, that it is not more likely than not that a reporting unit that goodwill allocated to or indefinite life intangible assets is impaired, then the Group is not required to perform a quantitative test for that reporting unit or indefinite life intangible assets.

Intangible assets with indefinite life are estimated individually. An impairment loss for an indefinite life intangible asset is recognized if the fair value of the asset is less than the asset’s carrying amount. Goodwill is allocated to those reporting units which are operating segments or one level below the operating segment level (component level), if it constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that segment. Goodwill is impaired if the carrying amount of the reporting unit to which it is allocated exceeds the fair value of the reporting unit. An impairment is the excess of the reporting unit’s carrying amount over its fair value.

Corporate assets are not allocated to asset groups in testing long-lived assets for impairment. An additional high-level of asset group is identified (which may be at the entity level), which is tested for impairment after the related lower-level assets groups have been tested.

An impairment loss is not reversed if the fair value of the impaired asset or asset group increase subsequently.

(f)	Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Revenue is derived from the commissions and fees from the digital solutions services - financial services and membership fee from the digital solutions services - non financial services, income from digital media, content, and marketing services, and income from hotel operations, hospitality and VIP services.

Digital solutions services — financial services

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

Digital solutions services - non financial services

The Group provides its corporate clients exclusive access to the membership program for a fixed membership fee negotiated on case by case basis and agreed upon entering the contract with each customer. The digital solutions services - non financial services segment provides its members networking opportunities with prestigious corporate members, prominent business executives and partners. Contract terms of contracts entered during the years ended April 30, 2021, 2022 and 2023 generally ranged from 1 to 3 years. Revenue from such service is recognized over time as the customers simultaneously receive and consume the service provided by the Group. The Group may require customers to provide partial upfront payments of total service fees. Upfront payment is due immediately at the point the customer entered into the service contracts. The remaining payments will be settled according to the payment schedules stated in the service contracts. The Group may allow a credit period ranging from 0 to 90 days to its customers for the demand note issued in accordance with the payment schedules. When the Group receives an upfront payment, this will give rise to contract liabilities at the time of the initial sales transaction for which revenue is recognized over the membership service period.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(f)	Revenue from contracts with customers - (Continued)

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

(g)	Contract liabilities

A contract liability is recognized when the payment is made and received or the payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

For certain customers, the Group requires upfront payment and recorded such upfront fee as contract liabilities in other payables and accruals. Upfront fee is recognized as revenue based on the time elapsed for the service period.

(h)	Foreign currencies

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

(i)	Employee benefits

Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(i)	Employee benefits - (Continued)

Short-term employee benefits

Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense.

A liability is recognized for benefits accruing to employees (such as wages and salaries and annual leave) after deducting any amount already paid.

(j)	Government grants

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

(k)	Share-based payments

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

When the restricted ordinary shares are vested, the amount previously recognized in share-based payment reserve will be transferred to share premium.

(l)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the year in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation is calculated on a straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(m)	Intangible assets

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

Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses being their fair value at the date of the revaluation less subsequent accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Intangible assets acquired in a business combination with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

(n)	Taxation

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(o)	Financial instruments - Investments and other financial assets

The Group’s financial assets are classified into financial assets at fair value through profit or loss and loans and receivables. The classification depends on nature and purpose of financial assets and is determined at the time of initial recognition.

Financial assets at fair value through profit or loss

Equity investments are generally measured at fair value with changes in fair value recognized through profit or loss.

Loans and receivables

Loans and receivables are classified as either held-for-sale or held-for-investment. When the Group holds an originated or purchased loans or receivables for which it has the intent and ability to hold for the foreseeable future or to maturity or payoff, the loans or receivables should be classified as held-for-investment. Loans and receivables held-for-investment are measured at their amortized cost. If the Group intends to sell loans or receivables, the loans or receivables should be classified as held for sale. Loans and receivables classified as loans held for sale are measured at the lower of cost or fair value, or carried at fair value if the fair value option is elected.

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the consolidated statements of profit or loss when the asset is derecognized, modified or impaired.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in profit or loss.

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends income which is derived from Group’s ordinary course of business is recognized as revenue in the consolidated statements of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(p)	Derecognition of financial assets

Financial assets are derecognized when the Group surrenders control over those assets. The Group has surrendered control over transferred assets only if all the following conditions are met.

●	Legal control: The transferred assets is isolated from the Group, i.e. put legally beyond the reach of the Group.

●	Actual control: (i) the transferee has the right to pledge or exchange the assets (or beneficial interests) that it received; and (ii) no condition both (a) constrains the transferee from taking advantage of its right to pledge or exchange and (b) provides more than a trivial benefit to the Group.

●	Effective control: The Group does not maintain effective control over the transferred financial assets or third party beneficial interests related to those transferred assets.

In derecognizing a transferred financial assets, a gain or loss is recognized based on the difference between the carrying amount of the financial assets of the carrying amount and the sum of the proceeds received for the asset or the participating interest derecognized.

(q)	Impairment of financial assets

The Group utilizes the expected credit losses (“ECL”) model to determine an allowance that reflects its best estimate of the expected credit losses on accounts receivable, prepayments, deposits and other receivables which is recorded as a liability to offset the receivables. The ECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate expected credit losses. Accounts receivable, prepayments, deposits and other receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

The Group uses simplified flow rate matrix approach to estimate expected credit losses for the accounts receivable. The allowance for credit loss is estimated for accounts receivable that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The approach considers factors including historical aging schedule and forward-looking macroeconomic conditions.

The allowance for expected credit loss is disclosed accordingly in the relevant notes.

General approach

The ECL model is based on a single measurement approach of full lifetime ECL throughout the life of an instrument.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(q)	Impairment of financial assets - (Continued)

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

a)	significant financial difficulty of the issuer or the borrower;

b)	a breach of contract, such as a default or past due event;

c)	the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

e)	the disappearance of an active market for that financial asset because of financial difficulties.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings.

Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

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

ECL for trade receivables from contract with customers are considered on a collective basis taking into consideration past due information and relevant credit information such as forward looking macroeconomic information.

For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

●	Past-due status;

●	Nature, size and industry of debtors; and

●	External credit ratings where available.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of trade receivables from contracts with customers where the corresponding adjustment is recognized through a loss allowance account.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(r)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at amortized cost or at fair value through profit or loss (warrants and derivative financial instruments), as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of financial liabilities at amortized cost, net of directly attributable transaction costs. Transaction costs directly attributable to the acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

The Group’s financial liabilities include accounts payable, bank borrowings, financial liabilities included in other payables and accruals, derivative financial liability and convertible bond.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in profit or loss.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(s)	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or canceled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

(t)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

(u)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancelation of the Company’s own equity instruments.

(v)	Cash and cash equivalents

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

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(w)	Fiduciary bank balances

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

(x)	Investments in joint ventures

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

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

(x)	Investments in joint ventures - (Continued)

Impairments of investments in joint ventures are recognized only if the impairment are other than temporary. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. A fair value of investments in joint ventures that is less than its carrying amount may indicate a loss in investments in joint ventures. An impairment loss of investments in joint ventures that is other than a temporary decline is recognized to profit or loss and such impairment loss cannot be reversed subsequently.

When a group entity transacts with a joint venture of the Group, profits and losses resulting from the transactions with the joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the joint venture that are not related to the Group.

(y)	Non-current assets held for sale

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

(z)	Borrowing costs

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

Fair value of unlisted equity investments and movie income right investments

The Group’s unlisted equity instruments and movie income right investments are measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques. Judgment and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. Changes in assumptions relating to these factors could result in material adjustments to the fair value of these instruments.

Credit risk management and ECL estimation

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties, as a means of mitigating the risk of financial loss from defaults. The Group’s exposure of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the management periodically.

The carrying amount of financial assets recorded in the consolidated financial statements, grossed up for any allowances for losses, represents the Group’s maximum exposure to credit risk.

Other than accounts receivable mentioned in note 21, the credit risk on liquid funds is limited because the counterparties are mainly banks with sound credit. The directors of the Company consider the credit risk on other receivables are not significant after considering counterparties’ financial background and creditability. As of April 30, 2021, 2022 and 2023 and October 31, 2023, the ECL of other receivables is considered as insignificant.

The directors of the Company continuously monitor the credit quality and financial position of the immediate holding company and the level of exposure to ensure that the follow-up action is taken to recover the debt. The directors of the Company make individual assessment based on historical settlement records, past experience, and also quantitative and qualitative information that are reasonable and supportive forward-looking information (i.e. the forecasted default rate expected by the international credit-rating agencies). As of April 30, 2021, 2022 and 2023 and October 31, 2023, the ECL of amount due from immediate holding company is considered as insignificant.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE

Disaggregation of revenue from contracts with customers

Year ended April 30, 2021

Segments	Digital solutions services — non financial services	Digital solutions services — financial services	Digital media, content, and marketing services and others	Total
	US$	US$	US$	US$
Types of services
Digital solutions services — non financial services	23,740	—	—	23,740
Digital solutions services — financial services	—	1,511	—	1,511
Total	23,740	1,511	—	25,251
Timing of revenue recognition
A point in time	—	1,511	—	1,511
Over time	23,740	—	—	23,740
Total	23,740	1,511	—	25,251

Year ended April 30, 2022

Segments	Digital solutions services — non financial services	Digital solutions services — financial services	Digital media, content, and marketing services and others	Total
	US$	US$	US$	US$
Types of services
Digital solutions services — non financial services	23,689	—	—	23,689
Digital solutions services — financial services	—	1,514	—	1,514
Digital media, content, and marketing services	—	—	68	68
Total	23,689	1,514	68	25,271
Timing of revenue recognition
A point in time	—	1,514	—	1,514
Over time	23,689	—	68	23,757
Total	23,689	1,514	68	25,271

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE - (CONTINUED)

Disaggregation of revenue from contracts with customers - (Continued)

Year ended April 30, 2023

Segments	Digital solutions services — non financial services	Digital solutions services — financial services	Hotel operations, hospitality and VIP services	Digital media, content, and marketing services and others	Total
	US$	US$	US$	US$	US$
Types of services
Digital solutions services — non financial services	28,037	—	—	—	28,037
Digital solutions services — financial services	—	1,540	—	—	1,540
Digital media, content, and marketing services	—	—	—	1,294	1,294
Hotel operations, hospitality and VIP services	—	—	2,195	—	2,195
Total	28,037	1,540	2,195	1,294	33,066
Timing of revenue recognition
A point in time	—	1,540	—	—	1,540
Over time	28,037	—	2,195	1,294	31,526
Total	28,037	1,540	2,195	1,294	33,066

Six months ended October 31, 2023

Segments	Digital solutions services — non financial services	Digital solutions services — financial services	Hotel operations, hospitality and VIP services	Digital media, content, and marketing services and others	Total
	US$	US$	US$	US$	US$
Types of services
Digital solutions services — non financial services	1,278	—	—	—	1,278
Digital solutions services — financial services	—	486	—	—	486
Digital media, content, and marketing services	—	—	—	27	27
Hotel operations, hospitality and VIP services	—	—	6,882	—	6,882
Total	1,278	486	6,882	27	8,673
Timing of revenue recognition
A point in time	—	486	—	—	486
Over time	1,278	—	6,882	27	8,187
Total	1,278	486	6,882	27	8,673

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS

The Group operates its businesses in four operating segments: digital solutions services — non financial services segment, digital solutions services — financial services segment, hotel operations, hospitality and VIP services segment and digital media, content, and marketing services and others segment. The following summary describes the operations in each of the Group’s reportable segment.

(a)	The digital solutions services — non financial services segment: The Group provides its institutional and corporate clients with exclusive access to the membership program;

(b)	The digital solutions services — financial services segment: The Group provides primarily corporate clients with insurance brokerage services;

(c)	Hotel operations, hospitality and VIP services segment: The Group engages in hotel investments, hotel operations, hospitality and VIP services since the acquisition of AMTD Assets in February 2023; and

(d)	The digital media, content, and marketing services and others segment: The Group engages in digital media, content, and marketing business in which the Group creates and promotes digital solutions content by investing in and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms and invests in innovative technology companies which operate digital non financial license businesses through strategic investments.

Segment revenues and results

The following is an analysis of the Group’s revenues and results by operating and reportable segments:

For the year ended April 30, 2021

	Digital solutions services — non financial services	Digital solutions services — financial services	Digital media, content, and marketing services and others	Consolidated
	US$	US$	US$	US$
Segment revenues
Revenue from external customers	22,777	1,438	—	24,215
Revenue from related parties	963	73	—	1,036
	23,740	1,511	—	25,251
Changes in fair value on financial assets measured at FVTPL	—	—	9,063	9,063
Segment profits	18,605	140	9,130	27,875
Unallocated:
Other gains and losses				(39)
Corporate expenses				(2,529)
Profit before tax				25,307

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)

Segment revenues and results - (Continued)

For the year ended April 30, 2022

	Digital solutions services — non financial services	Digital solutions services — financial services	Digital media, content, and marketing services and others	Consolidated
	US$	US$	US$	US$
Segment revenues
Revenue from external customers	22,047	1,430	68	23,545
Revenue from related parties	1,642	84	—	1,726
	23,689	1,514	68	25,271
Changes in fair value on financial assets measured at FVTPL	—	—	16,940	16,940
Segment profits	17,527	122	17,491	35,140
Unallocated:
Other income				4
Other gains and losses				609
Corporate expenses				(6,883)
Profit before tax				28,870

For the year ended April 30, 2023

	Digital solutions services — non financial services	Digital solutions services — financial services	Hotel operations, hospitality and VIP services	Digital media, content, and marketing services and others	Consolidated
	US$	US$	US$	US$	US$
Segment revenues
Revenue from external customers	25,869	1,480	2,195	1,294	30,838
Revenue from related parties	2,168	60	—	—	2,228
	28,037	1,540	2,195	1,294	33,066
Changes in fair value on financial assets measured at FVTPL	—	—	—	15,386	15,386
Segment profits/(losses)	21,470	87	(1,185)	19,287	39,659
Unallocated:
Other income					13,330
Other gains and losses					153
Corporate expenses					(7,844)
Profit before tax					45,298

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)

Segment revenues and results - (Continued)

For the six months ended October 31, 2023

	Digital solutions services — non financial services	Digital solutions services — financial services	Hotel operations, hospitality and VIP services	Digital media, content, and marketing services and others	Consolidated
	US$	US$	US$	US$	US$
Segment revenues
Revenue from external customers	—	453	6,882	27	7,362
Revenue from related parties	1,278	33	—	—	1,311
	1,278	486	6,882	27	8,673
Changes in fair value on financial assets measured at FVTPL	—	—	—	16,279	16,279
Segment profits/(losses)	486	(707)	(2,189)	16,114	13,704
Unallocated:
Other income					8,988
Other gains and losses					14,342
Corporate expenses					(4,257)
Profit before tax					32,777

The accounting policies of the operating segments are the same as the Group’s accounting policies described in note 3. Segment profits (losses) represents the profit earned by/loss from each segment without allocation of certain other income, other gains and losses, corporate expenses, including central administration costs and directors’ emoluments. This is the measure reported to the CODM for the purposes of resources allocation and performance assessment.

The CODM makes decisions according to operating results of each segment. No analysis of segment asset and segment liability is presented as the CODM does not regularly review such information for the purposes of resources allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

Geographical information

During the year ended April 30, 2021, the Group’s revenue from external customers, based on the location of services, are US$24,950 and US$301 which are derived from Hong Kong and Singapore, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets, of US$ 6 and US$14,250 reside in Hong Kong and Singapore, respectively, at April 30, 2021.

During the year ended April 30, 2022, the Group’s revenue from customers, based on the location of services, are US$25,158 and US$113 which are derived from Hong Kong and Singapore, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets, of US$4 and US$12,129 reside in Hong Kong and Singapore, respectively, at April 30, 2022.

During the year ended April 30, 2023, the Group’s revenue from customers, based on the location of services, are US$31,736, US$1,107 and US$223 which are derived from Hong Kong, Canada and Singapore, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets/operations, of US$70,236, US$64,102 and US$24,597 reside in Hong Kong, Canada and Singapore, respectively, at April 30, 2023.

During the six months ended October 31, 2023, the Group’s revenue from customers, based on the location of services, are US$4,536, US$4,067 and US$70 which are derived from Hong Kong, Canada and Singapore, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets/operations, of US$69,871 and US$16,775 reside in Hong Kong and Singapore, respectively, at October 31, 2023.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

7.	FINANCE COSTS

	Year ended April 30,			Six months ended October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Interest on bank borrowings	—	—	769	617
Interest on amount due to a non-controlling shareholder	—	—	426	2,786
	—	—	1,195	3,403

8.	CHANGES IN FAIR VALUE ON FINANCIAL ASSETS MEASURED AT FVTPL

Details of the disposal of financial assets at FVTPL are disclosed in note 20.

9.	OTHER INCOME

	Year ended April 30,			Six months ended October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Bank and other interest income	18	743	15,945	8,988
Government grant	152	117	56	—
Others	1	7	51	—
	171	867	16,052	8,988

10.	OTHER GAINS AND LOSSES, NET

	Year ended April 30,			Six months ended October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Net exchange (loss) gain	(48)	589	151	(356)
Recovery of accounts and other receivables written off	9	20	2	1
Gain on disposal of subsidiaries	—	—	—	14,697
	(39)	609	153	14,342

During the six months ended October 31, 2023, the Company disposed of certain subsidiaries which principally engaged in digital solution services – non financial services.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

11.	INCOME TAX EXPENSE

	Year ended April 30,			Six months ended October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Hong Kong Profits Tax
- Current tax	3,282	3,207	4,630	1,393
- (Over) underprovision in prior years	(3)	(36)	(5)	704
Deferred tax (note 25)	(106)	(141)	(140)	(106)
	3,173	3,030	4,485	1,991

Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity is taxed at 8.25%, and profits above HK$2 million is taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime continue to be taxed at a flat rate of 16.5%.

Singapore CIT is calculated at 17.0% on the estimated assessable profit. No provision for taxation in Singapore has been made as the relevant group entities have no assessable profits during the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023.

The Company’s subsidiaries established in Canada is subject to Federal and Ontario provincial income taxes at an aggregate rate of 33%. Since the acquisition of AMTD Assets in February 2023, no provision for taxation in Canada has been made as the relevant group entities have no assessable profits.

The income tax expense for the year/period can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows:

	Year ended April 30,			Six months ended October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Profit before tax	25,307	28,870	45,298	32,777
Tax at the domestic income tax rate of 16.5%	4,176	4,764	7,474	5,408
Tax effect of income not taxable for tax purpose	(2,156)	(3,168)	(3,070)	(5,325)
Tax effect of expenses not deductible for tax purpose	968	1,010	51	58
Tax effect of share of losses of joint ventures	—	—	66	220
Tax effect of tax losses not recognized	202	457	289	931
Utilization of tax losses previously not recognized	—	—	(298)	—
(Over) underprovision in prior years	(3)	(36)	(5)	704
Effect of different tax rates of subsidiaries operating in other jurisdictions	(9)	3	(20)	(5)
Others	(5)	—	(2)	—
Income tax expense for the year/period	3,173	3,030	4,485	1,991

The Group has unused tax losses of US$1,860, US$1,806, US$60,865 and US$66,507 at April 30, 2021, 2022 and 2023 and October 31, 2023, available for offset against future profits, respectively. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

12.	PROFIT FOR THE YEAR/PERIOD

Profit for the year/period has been arrived at after charging:

	Year ended April 30,			Six months ended October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Staff costs
Salaries, allowances and other benefits	6,026	9,125	9,735	2,997
Retirement benefit scheme contributions (note)	167	168	133	77
Share of losses of joint ventures (including in other expenses)	—	—	404	1,366
Depreciation and amortization	631	846	1,312	1,441

Note:	The Group operates a Mandatory Provident Fund Scheme and Central Provident Fund Scheme for all qualifying employees in Hong Kong and Singapore, respectively. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees.

13.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

	Year ended April 30,			Six months ended October 31,
Earnings figures are calculated as follows:	2021	2022	2023	2023
	US$	US$	US$	US$
Earnings for the purpose of basic and diluted earnings per share	22,937	27,493	42,059	31,940

	Year ended April 30,			Six months ended October 31,
Number of shares	2021	2022	2023	2023
Weighted average number of ordinary shares for the purpose of basic earnings per share	52,919,515	67,579,432	74,159,933	76,602,929
Effect of dilutive potential ordinary shares - restricted ordinary shares and restricted shares unit	7,185	28,492	47,236	51,941
Weighted average number of ordinary shares for the purpose of diluted earnings per share	52,926,700	67,607,924	74,207,169	76,654,870

14.	ACQUISITIONS OF SUBSIDIARIES

(a)	Acquisition of AMTD Assets in 2023

In August 2022, AMTD IDEA Group and the Company had entered into certain agreements pursuant to which the Company acquired 96.1% of the equity interest in AMTD Assets, which holds a global portfolio of premium whole building properties, from AMTD Group at a consideration, which was agreed to settle by 515,385 Class B ordinary shares of the Company (“Consideration Shares”) at agreed share price of US$520 per share of the Company for the Group’s expansion to hotel operations, hospitality and VIP services business.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITIONS OF SUBSIDIARIES - (CONTINUED)

(a)	Acquisition of AMTD Assets in 2023 - (Continued)

The transaction was completed and AMTD Assets was consolidated by Company since February 6, 2023 based on business combination under common control using predecessor accounting prospectively. The difference between the consideration and the net asset value of AMTD Assets, amounting to approximately US$274,831, was recorded in capital reserve within the consolidated statement of changes in equity. The Consideration Shares were settled by treasury shares of the Company with repurchase price of US$266,647.

No acquisition-related cost has been recognized as an expense for the year ended April 30, 2023.

Assets acquired and liabilities recognized at the date of acquisition:

US$
Interests in joint ventures	24,726
Property, plant and equipment	135,592
Cash and cash equivalents	3,860
Accounts receivable	527
Prepayments, deposits and other receivables	20,365
Amount due from a non-controlling shareholder	637
Accounts payable	(311)
Other payables and accruals	(1,582)
Contract liabilities	(688)
Bank borrowings	(50,849)
Amount due to a non-controlling shareholder	(53,464)
Amount due to AMTD Group	(81,972)
(3,159)

Reserves arising on acquisition:

Consideration transferred	266,647
Plus: non-controlling interests of AMTD Assets	(336)
Plus: non-controlling interests of AMTD Assets’ subsidiaries	5,361
Less: recognized amounts of net assets acquired	3,159
274,831

Net cash inflow on acquisition of AMTD Assets:

Cash consideration paid	—
Add: cash and cash equivalent balances acquired	3,860
3,860

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITIONS OF SUBSIDIARIES - (CONTINUED)

(b)	Acquisition of PolicyPal Pte Ltd. (“PolicyPal”) in 2020

On August 3, 2020, the Group acquired 51% of the issued share capital of PolicyPal for a consideration of US$3,000 in cash and 702,765 of Class A ordinary shares of the Company. This acquisition has been accounted for using the acquisition method. The amount of goodwill arising as a result of the acquisition was US$7,566. PolicyPal operates a digital insurance brokerage business under direct insurance and exempt financial adviser license issued by the Monetary Authority of Singapore (“MAS”) in relation to advising on investment products that are life policies and arranging of life policies in Singapore, other than for reinsurance. The acquisition of PolicyPal, which is included in the digital solutions services — financial services segment, was in line with the Group’s digital solutions services strategy.

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

Assets acquired and liabilities recognized at the date of acquisition:

US$
Property, plant and equipment	4
Intangible asset	5,836
Accounts receivable, deposits and other receivables	38
Cash and cash equivalents	5,673
Accounts and other payables	(2,398)
Deferred tax liability	(992)
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

In April 2023, the Company entered into an agreement to dispose of part of its digital solutions services — financial services. In October 2023, the Company intended to dispose of part of its hotel operations, hospitality and VIP services. The assets and liabilities attributable to these businesses, which are expected to be sold within twelve months, have been classified as disposal groups held for sale and are presented separately in the consolidated statement of financial position (see below). The disposal group is part of the Group’s digital solutions services — financial services segment as of April 30, 2023 and October 31, 2023 and part of hotel operations, hospitality and VIP services as of October 31, 2023. The net proceeds of disposal are expected to exceed the net carrying amount of the relevant assets and liabilities and accordingly, no impairment loss has been recognized. Both disposal groups are disposed subsequently to October 31, 2023.

The major classes of assets and liabilities of the disposal groups classified as held for sale are as follows:

	As of April 30, 2023	As of October 31, 2023
	US$	US$
Goodwill	7,484	7,500
Property, plant and equipment	3	62,953
Intangible assets	3,505	3,099
Accounts receivable	27	530
Prepayments, deposits and other receivables	1	214
Due from a minority shareholder of subsidiaries	—	2,182
Fiduciary bank balances	330	321
Cash and cash equivalents	731	246
Total assets classified as held for sale	12,081	77,045

Client’s monies held on trust	(23)	—
Accounts payable	—	(484)
Due to AMTD Group	—	(15,233)
Other payables and accruals	(408)	(1,668)
Deferred tax liability	(599)	(527)
Total liabilities associated with assets classified as held for sale	(1,030)	(17,912)

16.	INTERESTS IN JOINT VENTURES

	As of April 30,			As of October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Cost of investments in joint ventures net of accumulated share of loss and other comprehensive expense	—	—	(5,749)	(6,999)
Due from joint ventures	—	—	30,346	23,774
	—	—	24,597	16,775

Amounts due from joint ventures are unsecured, interest-free and repayable on demand.

Details of material joint ventures as at April 30, 2023 and October 31, 2023 are as follows:

Name	Place of incorporation	Percentage of ownership interest held by the Company	Principal activity
DHI Holdings (S) Pte Ltd.	Singapore	51%	Hotel operations, hospitality and VIP services in Singapore

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

16.	INTERESTS IN JOINT VENTURES - (CONTINUED)

The following table illustrates the summarized financial information in respect of the joint ventures adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:

	As of April 30, 2023	As of October 31, 2023
	US$	US$
Total assets	215,425	196,343
Total liabilities	(226,698)	(210,067)
Net liabilities	(11,273)	(13,724)
Proportion of the Group’s ownership	51%	51%
Group’s share of net assets of joint ventures	(5,749)	(6,999)
Due from joint ventures	30,346	23,774
Interests in joint ventures	24,597	16,775
Additional information of the joint ventures
Cash and cash equivalents	16,009	4,117
Amounts due to shareholders	(57,914)	(46,415)
Bank borrowings	(162,257)	(157,818)

	February 6, 2023 to April 30, 2023	May 1, 2023 to October 31, 2023
	US$	US$
Revenue	6,100	20,162
Loss for the period	(792)	(2,678)
Other comprehensive expense for the period	739	227
Total comprehensive income for the period	(53)	(2,451)

17.	GOODWILL

US$
COST
As of May 1, 2020	—
Acquisition of subsidiaries (note 14(b))	7,566
Exchange realignment	(9)
As of April 30, 2021	7,557
Exchange realignment	(80)
As of April 30, 2022	7,477
Reclassified as held for sale (note 15)	(7,484)
Exchange realignment	7
As of April 30, 2023 and October 31, 2023	—

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

17.	GOODWILL - (CONTINUED)

For the purpose of impairment testing as of April 30, 2021 and 2022, goodwill has been allocated to a cash-generating unit providing digital solutions services — financial services. The recoverable amount of this cash-generating unit has been determined based on value in use calculation which uses cash flow projections based on financial budgets approved by management covering a 5-year period, and pre-tax discount rate of 28.03% for the years ended April 30, 2021 and 2022, respectively. Cash flows beyond the 5-year period are extrapolated using a steady 1.5% growth rate for the years ended April 30, 2021 and 2022, respectively. Other key assumptions for the value in use calculation relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin and such estimation is based on this cash-generating unit’s past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable amount of the cash-generating unit is higher than the carrying amount. As of April 30, 2021 and 2022, the Company determined that there is no impairment of goodwill.

Management believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of this cash-generating unit to exceed its recoverable amount.

18.	PROPERTY, PLANT AND EQUIPMENT

	Hotel properties	Computer equipment	Total
	US$	US$	US$
COST
As of May 1, 2020	—	—	—
Acquisition of subsidiaries (note 14(b))	—	4	4
Additions	—	22	22
As of April 30, 2021	—	26	26
Additions	—	6	6
Exchange realignment	—	(1)	(1)
As of April 30, 2022	—	31	31
Additions	—	2	2
Acquired on acquisition of subsidiaries (note 14(a))	135,592	—	135,592
Reclassified as held for sale (note 15)	—	(9)	(9)
Exchange realignment	(1,102)	—	(1,102)
As of April 30, 2023	134,490	24	134,514
Additions	17	—	17
Disposal of subsidiaries	—	(2)	(2)
Reclassified as held for sale (note 15)	(63,575)	—	(63,575)
Exchange realignment	(502)	—	(502)
As of October 31, 2023	70,430	22	70,452
ACCUMULATED DEPRECIATION
As of May 1, 2020	—	—	—
Provided for the year	—	6	6
As of April 30, 2021	—	6	6
Provided for the year	—	9	9
As of April 30, 2022	—	15	15
Provided for the year	469	10	479
Reclassified as held for sale (note 15)	—	(6)	(6)
Exchange realignment	—	(1)	(1)
As of April 30, 2023	469	18	487
Provided for the period	995	3	998
Disposal of subsidiaries	—	(1)	(1)
Reclassified as held for sale	(625)	—	(625)
Exchange realignment	—	1	1
As of October 31, 2023	839	21	860
CARRYING VALUES
As of April 30, 2021	—	20	20
As of April 30, 2022	—	16	16
As of April 30, 2023	134,021	6	134,027
As of October 31, 2023	69,591	1	69,592

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

18.	PROPERTY, PLANT AND EQUIPMENT - (CONTINUED)

The property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Computer equipment	5 years
Hotel properties	Over the shorter of the useful life ranged 40-75 years and the remaining lease terms

A hotel property of US$69,920 and US$69,591 was pledged for a bank borrowing (note 23) as at April 30, 2023 and October 31, 2023, respectively.

19.	INTANGIBLE ASSETS

	Developed technology	Brand name	Total
	US$	US$	US$
COST
As of May 1, 2020	—	—	—
Acquisition of subsidiaries (note (14(b))	5,836	—	5,836
Exchange realignment	(6)	—	(6)
As of April 30, 2021	5,830	—	5,830
Additions	151	177	328
Exchange realignment	(68)	(2)	(70)
As of April 30, 2022	5,913	175	6,088
Reclassified as held for sale (note 15)	(5,773)	—	(5,773)
Exchange realignment	14	—	14
As of April 30, 2023 and October 31, 2023	154	175	329
AMORTIZATION
As of May 1, 2020	—	—	—
Charge for the year	625	—	625
As of April 30, 2021	625	—	625
Charge for the year	829	8	837
Exchange realignment	(14)	—	(14)
As of April 30, 2022	1,440	8	1,448
Charge for the year	824	9	833
Reclassified as held for sale (note 15)	(2,268)	—	(2,268)
Exchange realignment	4	—	4
As of April 30, 2023	—	17	17
Charge for the period	29	4	33
As of October 31, 2023	29	21	50
CARRYING VALUES
As of April 30, 2021	5,205	—	5,205
As of April 30, 2022	4,473	167	4,640
As of April 30, 2023	153	158	311
As of October 31, 2023	125	154	279

During the year ended April 30, 2022, the Group acquired a brand name for its digital media, content, and marketing business with a cash consideration of US$177. In addition, PolicyPal, a subsidiary of the Company, acquired a wealth tech platform, which is a developed technology, with a consideration of US$151 of which US$101 was settled by issuing 619 ordinary shares of PolicyPal and US$50 was settled by cash during the year ended April 30, 2022.

The intangible assets are amortized on a straight-line basis as follows:

Developed technology	7 years
Brand name	20 years

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

20.	FINANCIAL ASSETS AT FVTPL

	As of April 30,			As of October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Unlisted equity securities (note (i))	27,413	11,091	489	488
Movie income right investments (note (ii))	10,445	8,039	13,924	5,523
	37,858	19,130	14,413	6,011
Presented as:
Current	—	—	9,243	5,723
Non-current	37,858	19,130	5,170	288
	37,858	19,130	14,413	6,011

Notes:

(i)	The Company classified certain equity securities as non-current when Company considered that these equity securities are held for long-term purposes and would realize their performance potential in the long run.

During the year ended April 30, 2022, the Group disposed a financial asset measured at FVTPL to an independent third party with a gain of US$16,752 at consideration of US$32,520 which is recorded as consideration receivable on disposal of financial assets at FVTPL included in account and other receivables as of April 30, 2022 (note 21). The consideration receivable, in the form of a loan note from an independent third party, is unsecured, carries a fixed interest rate of 1.2% per month and repayable within one year. The related interest receivable of US$677 at April 30, 2022 was included in other receivables (note 21). The consideration receivable and related interest receivable were fully settled in October 2022.

During the year ended April 30, 2023, the Group disposed financial assets measured at FVTPL to independent third parties at the consideration of US$25,650 and resulting in a gain on disposal of US$15,036.

During the six months ended October 31, 2023, the Group disposed financial assets measured at FVTPL to an independent third party at a consideration of US$25,550 and resulting in a gain on disposal of US$16,281.

(ii)	The Group entered into movie income right agreements with certain production houses. In accordance to the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreement. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns of the film program by the Group will be added to the carrying amounts of financial assets.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

21.	ACCOUNTS RECEIVABLE, PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of April 30,			As of October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Commission receivable from digital solutions services — financial services	356	201	274	400
Accounts receivable arising from the digital solutions services — non financial services	8,585	4,838	8,541	3
Accounts receivable from hotel operations, hospitality and VIP services	—	—	988	531
Total accounts receivable	8,941	5,039	9,803	934
Consideration receivable on disposal	—	32,520	—	34,133
Prepayments	1,051	349	501	1,053
Deposits	—	—	141	251
Note receivables (note (i))	536	677	150	150
Other receivables (note (ii))	391	1,488	6,886	240
Deferred issue costs	1,026	1,907	—	—
Prepayment for subscription of bond instruction (note (iii))	1,475	—	—	—
Prepayments, deposits and other receivables	4,479	36,941	7,678	35,827

Presented as:
Current	2,468	36,941	7,678	35,827
Non-current	2,011	—	—	—
	4,479	36,941	7,678	35,827

Notes:

(i)	The amount represented note receivables from independent third parties. The balances are unsecured, carried at fixed interest rates ranged from 5% to 8% and have original maturity of 2 years.

(ii)	The amount as of April 30, 2023 mainly represents interest receivables of US$6,218 which is fully settled subsequently in May 2023.

(iii)	As of April 30, 2021, AMTD Group, the ultimate holding company, made a prepayment of US$1,475 on behalf of the Group to an independent third party to subscribe for its bond instrument. Such prepayment was transferred to AMTD Group to settle amount due to AMTD Group amounting to US$1,475 during year ended April 30, 2022.

The Group allows a credit period of up to 15 days to its commission receivable arising from digital solutions services — financial services and a credit period of ranging from 0 to 90 days to its accounts receivable arising from digital solutions services — non financial services for the demand note issued according to the payment schedules. The normal settlement terms of accounts receivable from hotel operations, hospitality and VIP services are specific terms mutually agreed between the contracting parties. As at April 30, 2021, 2022 and 2023 and October 31, 2023, included in the Group’s accounts receivable balance were debtors with aggregate carrying amounts of US$356, US$185, US$635 and US$380, respectively, which were past due as at the reporting date. At April 30, 2021, 2022 and 2023 and October 31, 2023, out of the past due balances, US$361, US$185, US$361 and US$188, respectively, had been past due 90 days or more. The management assessed that there has been no significant increase in credit risk nor default because of the background of the debtors and historical payment arrangement with these debtors. The Group does not hold any collateral over these balances.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

22.	ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	As of April 30,			As of October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Accounts payable arising from digital solutions services — financial services	14	10	14	—
Accounts payable arising from hotel operations, hospitality and VIP services	—	—	479	69
Total accounts payable	14	10	493	69

Consideration payable on movie income right investments	3,850	—	—	—
Payable to former subsidiaries	—	—	—	15,346
Other payables and accruals	131	1,540	3,253	3,568
Accrued issue cost	1,026	1,907	—	—
Total other payables and accruals	5,007	3,447	3,253	18,914

23.	BANK BORROWINGS

	As of April 30,			As of October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
United States dollars - unsecured	—	—	15,000	15,000
Hong Kong dollars - secured	—	—	50,803	50,565
	—	—	65,803	65,565

As of April 30, 2023 and October 31, 2023, bank borrowings of US$15,889 and US$15,893 were repayable in one year or on demand, and US$49,914 and US$49,672 were repayable more than one year but within 5 years, respectively.

These bank borrowings carry a weighted average contractual interest rate of 7.60% p.a. and 6.96% p.a., respectively as of April 30, 2023 and October 31, 2023.

As of April 30, 2023 and October 31, 2023, the Group has a bank borrowing of US$50,803 and US$50,565, respectively, denominated in Hong Kong dollars. This borrowing is secured by the Group’s hotel property, which has a carrying amount of US$69,920 and US$69,501, respectively, as of April 30, 2023 and October 31, 2023. The borrowing carries an interest rate of 1.65% above the Hong Kong Interbank Offered Rate (“HIBOR”). The repayment dates for this borrowing range from October 2023 to April 2025.

As of April 30, 2023 and October 31, 2023, the Group has a bank borrowing of US$15,000 is denominated in US$, which is unsecured, carries interest rate at 0.25% below daily Wall Street Journal Prime Rate and repayable within one year.

24.	CONTRACT LIABILITIES

	As of April 30,			As of October 31,
	2021	2022	2023	2023
	US$	US$	US$	US$
Digital solutions services — non financial services income	9,055	5,968	9,700	—
Digital media, content, and marketing services income	—	—	1,000	—
Hotel operations, hospitality and VIP services income	—	—	493	—
	9,055	5,968	11,193	—
Presented as:
Current	5,038	5,291	10,162	—
Non-current	4,017	677	1,031	—
	9,055	5,968	11,193	—

Contract liabilities are classified as current and non-current  based on the Group’s earliest obligation to transfer services to the customers.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

25.	DEFERRED TAX LIABILITY

The following is the deferred tax liability recognized and movements thereon:

Intangible assets
US$
As of May 1, 2020	—
Acquisition of a subsidiary (note 14(b))	992
Credit to profit or loss (note 11)	(106)
Exchange realignment	(1)
As of April 30, 2021	885
Credit to profit or loss (note 11)	(141)
Exchange realignment	(9)
As of April 30, 2022	735
Credit to profit or loss (note 11)	(140)
Reclassified as liabilities associated with assets classified as held for sale (note 15)	(599)
Exchange realignment	4
As of April 30, 2023 and October 31, 2023	—

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

26.	SHARE CAPITAL AND TREASURY SHARES

	Class A ordinary shares		Class B ordinary shares		Total		Treasury shares— Class B ordinary shares
	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital
		US$		US$		US$		US$
Ordinary shares of US$0.0001 each
Authorized
As of April 30, 2021, 2022 and 2023 and October 31, 2023	8,000,000,000	800	2,000,000,000	200	10,000,000,000	1,000	N/A	N/A
Issued and fully paid
As of May 1, 2020	10,726,667	1	38,800,000	4	49,526,667	5	—	—
Issuance of shares (notes (a) and (e))	17,350,000	2	—	—	17,350,000	2	—	—
Share-based compensation (note (b))	38,710	—	—	—	38,710	—	—	—
Acquisitions of subsidiaries (note (c))	702,765	—	—	—	702,765	—	—	—
Transfer of shares (note (d))	14,598,000	1	(14,598,000)	(1)	—	—	—	—
As of April 30, 2021	43,416,142	4	24,202,000	3	67,618,142	7	—	—
Transfer of shares (note (f))	(41,448,000)	(4)	41,448,000	4	—	—	—	—
As of April 30, 2022	1,968,142	—	65,650,000	7	67,618,142	7	—	—
Issuance of shares (note (g))	8,960,000	1	—	—	8,960,000	1	—	—
Shares repurchases (note (h))	—	—	(616,346)	—	(616,346)	—	616,346	318,882
Acquisition of subsidiaries (note (i))	—	—	515,385	—	515,385	—	(515,385)	(266,647)
As of April 30, 2023	10,928,142	1	65,549,039	7	76,477,181	8	100,961	52,235
Issuance of shares (note (j))	380,065	—	—	—	380,065	—	—	—
As of October 31, 2023 (note (k))	11,308,207	1	65,549,039	7	76,857,246	8	100,961	52,235

Notes:

(a)	Between May 13, 2020 and August 3, 2020, the Company issued 350,000 shares of Class A ordinary shares to third party investors for an aggregate consideration of US$3,500.

(b)	On August 3, 2020, the Company granted 38,710 shares of Class A ordinary shares with an aggregated grant date fair value of US$481, which has a vesting period of 3 years, to a personnel of the Company.

(c)	The Company issued 702,765 Class A ordinary shares to certain shareholders of PolicyPal, together with a cash consideration, in exchange for 51% of the equity interest of PolicyPal on August 3, 2020. Details of the acquisition of subsidiary are set out in note 14(b).

(d)	On June 26, 2020, the then immediate holding company of the Company, AMTD Group, converted its 14,598,000 Class B ordinary shares to Class A ordinary shares. AMTD Group then transferred its 2,441,000 Class A ordinary shares to AMTD Assets Alpha Group, a fellow subsidiary of the Company, 2,441,000 Class A ordinary shares to AMTD Education Group, a fellow subsidiary of the Company, and 9,716,000 Class A ordinary shares to AMTD IDEA Group, respectively.

(e)	On March 8, 2021, the Company issued 8,500,000 Class A ordinary shares to AMTD Assets Alpha Group, a fellow subsidiary of the Company, and 8,500,000 Class A ordinary shares to AMTD Education Group, a fellow subsidiary of the Company, for cash considerations of US$85,000 and US$85,000, respectively.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

26.	SHARE CAPITAL AND TREASURY SHARES - (CONTINUED)

(f)	On February 23, 2022, 41,448,000 Class A ordinary shares of the Company held by AMTD IDEA Group were returned and canceled with 41,448,000 Class B ordinary shares issued to AMTD IDEA Group.

(g)	During year ended April 30, 2023, the Company issued (i) 1,600,000 Class A ordinary shares to a third party investor, for cash considerations of US$100,000, and (ii) 7,360,000 Class A ordinary shares as part of its initial public offering in July 2022 with net proceeds of US$129,186. The total shares issued during the year ended April 30, 2023 amounted to US$229,186, net of total issuance cost incurred.

(h)	During the year ended April 30, 2023, the Company repurchased 616,346 Class B ordinary shares from the immediate holding company, amounting to US$318,882.

(i)	The Company acquired 96.1% of the equity interest in AMTD Assets on February 6, 2023 for which the consideration is settled by 515,385 treasury shares — Class B ordinary shares. See note 14(a) for details.

(j)	During the six months ended October 31, 2023, the Company issued 380,065 Class A ordinary shares at the fair value of US$5,602 for the purpose of an acquisition of a company by immediate holding company.

(k)	The number of Class A ordinary shares of the Company at October 31, 2023 included 38,710 unvested Class A ordinary shares as detailed in note 30. The outstanding and vested Class A ordinary shares of the Company at October 31, 2023 is 11,269,497 shares.

27.	CREDIT RISK AND IMPAIRMENT ASSESSMENT

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

Commission receivable arising from the digital solutions services — financial services, accounts receivable arising from the digital solutions services — non financial services and accounts receivable from hotel operations, hospitality and VIP services

The Group has concentration of credit risk as 26% and 46% of the commission receivable arising from the digital solutions services — financial services due from the Group’s five largest customers as at April 30, 2022 and 2023, respectively. The Group has concentration of credit risk as 66% and 16% of the accounts receivable arising from the digital solutions services — non financial services due from the Group’s five largest customers as at April 30, 2022 and 2023, respectively. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

27.	CREDIT RISK AND IMPAIRMENT ASSESSMENT - (CONTINUED)

Commission receivable arising from the digital solutions services — financial services, accounts receivable arising from the digital solutions services — non financial services and accounts receivable from hotel operations, hospitality and VIP services - (Continued)

In addition, the Group performs impairment assessment under ECL model on commission receivable from digital solutions services — financial services with significant balances or credit-impaired and accounts receivable arising from digital solutions services — non financial services individually. The remaining commission receivable and receivable from hotel operations, hospitality and VIP services are assessed collectively and grouped based on shared credit risk characteristics by reference to the Group’s past due status of outstanding balances, nature, size and industry of debtors and external credit ratings. The Company assesses the ECL of commission receivable arising from the digital solutions services — financial services and accounts receivable from hotel operation services based on historical observed default rates over the expected life of the debtors and forward-looking information that is available without undue cost or effort. The forward looking information is considered through the use of publicly available economic data and forecasts, including macroeconomic data such as GDP growth and unemployment rate. For the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023, the Group assessed the ECL for commission receivable arising from the digital solutions services — financial services, accounts receivable arising from digital solutions services — non financial services and accounts receivable from hotel operations, hospitality and VIP services to be insignificant and thus no loss allowance is recognized.

Fiduciary bank balances and bank balances

Credit risk on fiduciary bank balances and bank balances is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed ECL for fiduciary bank balances and bank balances by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the ECL on fiduciary bank balances and bank balances is considered to be insignificant and therefore no loss allowance was recognized.

Amounts due from AMTD Group, joint ventures and a non-controlling shareholder

The Group regularly evaluates the business performance of AMTD Group, joint ventures and non-controlling shareholders. The Group’s credit risks in these balances are considered low due to the strong financial positions of these entities. The management believes that there are no significant increases in credit risk of these amounts since initial recognition and the Group provided impairment based on ECL. For the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023, the Group assessed the ECL for amounts due from AMTD Group, joint ventures and a non-controlling shareholder to be insignificant and thus no loss allowance is recognized.

Consideration receivables, other receivables and deposits

For consideration receivables, other receivables and deposits, the Group regularly reviews the recoverable amount of each individual debtor to ensure that adequate impairment losses are recognized for irrecoverable debts. The Group performs impairment assessment under ECL model on such consideration receivables, other receivables and deposits individually. The Group believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on ECL. For the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023, the Group assessed the ECL for consideration receivables, other receivables and deposits are insignificant and thus no loss allowance is recognized.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

28.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

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

	Fair value as at
	April 30,			October 31,	Fair value	Valuation technique(s)
Financial assets	2021	2022	2023	2023	hierarchy	and key inputs
	US$	US$	US$	US$
Financial assets at FVTPL - unlisted equity securities	1,287	488	489	488	Level 2	The fair values of unlisted equity investments are determined with reference to the recent transaction price of the investments.
	26,126	10,603	—	—	Level 3	Market approach - the option pricing model (“OPM”) backsolve approach was used to calculate the implied equity value of the investee. Once an overall equity value was determined, amounts were allocated to the various classes of equity based on the security class preferences. The inputs to the OPM backsolve approach are the recent transaction price for capital structure, probability of IPO, redemption and liquidation, the risk-free interest rate and expected volatility.
Movie income right investments	—	—	—	1,605	Level 2	The fair values of unlisted equity investments are determined with reference to the recent transaction price of the investments.
	10,445	8,039	13,924	3,918	Level 3	Income approach - in this approach, the discounted cash flow method was used to capture the present value of the expected future economic benefits to be derived from the investments in these movie income right investments, based on an appropriate discount rate.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

28.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS - (CONTINUED)

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis - (Continued)

Reconciliation of Level 3 fair value measurements

	Unlisted investments classified as equity instruments at FVTPL	Movie income right investments	Total
	US$	US$	US$
At May 1, 2020	16,933	—	16,933
Total gains in profit or loss	9,071	83	9,154
Transfer	(139)	—	(139)
Additions	304	10,375	10,679
Exchange realignment	(43)	(13)	(56)
At April 30, 2021	26,126	10,445	36,571
Total gains in profit or loss	16,564	371	16,935
Transfer from Level 2 to Level 3	796	—	796
Receipt of investment return	—	(2,681)	(2,681)
Disposals	(32,712)	—	(32,712)
Exchange realignment	(171)	(96)	(267)
At April 30, 2022	10,603	8,039	18,642
Total gains in profit or loss	15,036	350	15,386
New investment	—	5,545	5,545
Disposals	(25,650)	—	(25,650)
Exchange realignment	11	(10)	1
At April 30, 2023	—	13,924	13,924
Total gains in profit or loss	—	16,281	16,281
Disposals	—	(25,550)	(25,550)
Exchange realignment	—	(737)	(737)
At October 31, 2023	—	3,918	3,918

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

In addition to the transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following significant related party transactions during the reporting period:

		Year ended April 30,			Six months ended October 31,
Relationship	Nature of transactions	2021	2022	2023	2023
		US$	US$	US$	US$
Ultimate holding company	Digital solutions services — financial services rendered	62	11	7	32
Ultimate holding company	Digital solutions services — non financial services rendered	963	1,642	2,168	1,278
Ultimate holding company	Corporate expenses allocated	803	910	1,212	1,533
Fellow subsidiaries	Digital solutions services — financial services rendered	11	74	52	1
A related company	Digital solutions services — non financial services rendered	645	—	—	—
Immediate holding company	Repurchase of shares of the Company	—	—	318,882	—
Immediate holding company	Consideration for acquisition of AMTD Assets (note 14(a))	—	—	266,647	—
Ultimate holding company	Interest income(note 9)	—	—	6,612	6,154

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

As of April 30, 2022, the amount due from AMTD Group was unsecured, interest free and repayable on demand. As of April 30, 2023 and October 31, 2023, the amount due from AMTD Group was unsecured, bearing interest of 2% per annum and repayable on demand.

As of April 30, 2023, the amount due from a non-controlling shareholder is unsecured, interest-free and repayable on demand.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	RELATED PARTY DISCLOSURES - (CONTINUED)

Centralized cash management and major non-cash transactions - (Continued)

As at April 30, 2023 and October 31, 2023, the amount due to a non-controlling shareholder comprised of (i) interest bearing balance of US$7,643 and US$7,669 at a variable rate of 2 times of HIBOR plus 1.15% per annum, (ii) interest bearing balance of US$25,479 and US$25,564 at a variable rate of HIBOR plus 1.15% per annum and (iii) non-interest bearing balance of US$20,681 and US$20,156. The amount due to a non-controlling shareholder was unsecured.

30.	SHARE-BASED COMPENSATION

On August 3, 2020, the Company granted 38,710 shares of Class A ordinary shares. The grant date fair value of the Class A ordinary shares is determined based on recent transaction price of the Company’s equity share.

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

The share-based payment expense amounted to US$120, US$1,138, US$244 and US$83 was recognized in the consolidated financial statements during the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023, respectively.

As of October 31, 2023 there was US$64 unrecognized compensation cost related to non-vested shares and RSUs which is expected to be recognized over a weighted average vesting period of one year.

31.	PENDING CLAIMS AND LITIGATION

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Such proceedings are reviewed with the Group’s legal advisors. The Group does not believe that any pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.