Form 20-F/A
period 2023-10-31
AMTD Digital Inc.
filed 2025-02-18
CIK 1809691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by AMTD Digital Inc. (the “Company,” “we,” “our,” or “us”) to amend the Company’s Transition Report on Form 20-F for the transition period from May 1, 2023 to October 31, 2023, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on July 16, 2024 (the “Original Filing”). This Amendment is being filed to address certain comments from the staff of the SEC in relation to the Original Filing and to supplement the Original Filing with the inclusion of (i) the audited consolidated financial statements of the Company for the three fiscal years ended April 30, 2023, and (ii) unaudited financial information of the Company for the six months ended October 31, 2022.

This Amendment speaks as of the filing date of the Original Filing, or July 16, 2024. Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Original Filing. Other than as expressly stated in this Amendment, this Amendment does not, and does not purport to, amend, update or restate the information in any part of the Original Filing or reflect any events that have occurred after the Original Filing was filed on July 16, 2024. The filing of this Amendment should not be understood to mean that any other statements contained in the Original Filing are true and complete as of any date subsequent to July 16, 2024. Accordingly, this Amendment should be read in conjunction with the Original Filing and the documents filed with or furnished to the SEC by the Company subsequent to July 16, 2024, including any amendments to such documents, as information in such documents may update or supersede certain information contained in this Amendment.

i

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

1

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

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

AMTD Digital Inc.

By:	/s/ Lawrence Lee
	Name:	Lawrence Lee
	Title:	Chief Executive Officer
	Date:	February 18, 2025

3

AMTD DIGITAL INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

PAGE(S)
Report of Independent Registered Public Accountant Firm (PCAOB Number: 6783)	F-2

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023	F-3

Consolidated Statements of Financial Positions as of May 1, 2020, April 30, 2021, 2022 and 2023 and October 31, 2023	F-4

Consolidated Statements of Changes in Equity for the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023	F-5

Consolidated Statements of Cash Flows for the years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023	F-6

Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AMTD Digital Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of AMTD Digital Inc. and subsidiaries (the “Company”) as of April 30, 2021, 2022 and 2023 and October 31, 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2021, 2022 and 2023 and October 31, 2023, and the results of its operations and its cash flows for each of the three years ended April 30, 2023 and six months ended October 31, 2023 in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Assentsure PAC

Singapore

July 26, 2024

PCAOB No: 6783

We have served as the Company’s auditor since 2024.

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

31.	TRANSITION PERIOD COMPARATIVE DATA

	Six months ended
	October 31,
	2022	2023
	US$	US$
	(unaudited)

Revenue from contracts with customers	13,918	8,673
Employee benefits expense	(3,761)	(3,074)
Advertising and promotion expense	(318)	(177)
Premises and office expenses	(482)	(1,486)
Legal and professional fee	(1,199)	(1,338)
Depreciation and amortization	(421)	(1,441)
Finance costs	-	(3,403)
Other expenses	(498)	(4,586)
Changes in fair value on financial assets measured at FVTPL	351	16,279
Other income	4,852	8,988
Other gains and losses, net	(42)	14,342
Profit before tax	12,400	32,777
Income tax expense	(1,731)	(1,991)
Profit for the year/period	10,669	30,786

Other comprehensive (expense) income for the year/period:
Item that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency	-	1,168
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(111)	(956)
Share of other comprehensive expense of joint ventures	-	126
	(111)	(830)
Other comprehensive (expense) income for the year/period	(111)	338
Total comprehensive income for the year/period	10,558	31,124
Profit (loss) for the year/period attributable to:
- Owners of the Company	11,086	31,940
- Non-controlling interests	(417)	(1,154)
	10,669	30,786
Total comprehensive income (expense) for the year/period attributable to:
- Owners of the Company	11,010	32,563
- Non-controlling interests	(452)	(1,439)
	10,559	31,124
Earnings per share
- Basic (US$)	0.15	0.42
- Diluted (US$)	0.15	0.42

32.	PENDING CLAIMS AND LITIGATION

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Such proceedings are reviewed with the Group’s legal advisors. The Group does not believe that any pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.