Form 20-F
period 2024-10-31
AMTD Digital Inc.
filed 2025-02-28
CIK 1809691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2024

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

Feridun Hamdullahpur, Chairman of Executive Management Committee and Director
Telephone: +33 (0) 1 7673 2800

27-29 rue de Bassano
75008 Paris

France

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing 0.4 Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share*	HKD	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act;

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act;

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,793,921 Class A ordinary shares, par value US$0.0001 per share, and 65,741,346 Class B ordinary shares, par value US$0.0001 per share, as of October 31, 2024.

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

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;

●	“ADSs” refers to our American depositary shares, every five of which represents two Class A ordinary shares;

●	“AMTD Group” refers to the Controlling Shareholder and its subsidiaries;

●	“WM&E” means World Media and Entertainment Universal Inc., our consolidated entity and a Cayman Islands exempted company with limited liability, and its subsidiaries.

●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 each;

●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 each;

●	“Controlling Shareholder” refers to AMTD Group Inc., a British Virgin Islands company;

●	“France” refers to French Republic;

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

●	“NYSE” refers to the New York Stock Exchange;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“SG$” or “Singapore dollars” refers to the legal currency of Singapore;

●	“SGX-ST” refers to the Singapore Exchange Securities Trading Limited;

●	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“we,” “us,” or “our company” refers to AMTD Digital Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries; and

●	“WME Assets” refers to WME Assets Group (formerly known as AMTD Assets Group), a subsidiary of WM&E and a Cayman Islands exempted company with limited liability, and its subsidiaries;

We changed our fiscal year end from April 30 to October 31 in April 2024 and filed a transition report on Form 20-F covering the six-month period from April 30, 2023 through October 31, 2023, or the Transition Period. Prior to such transition report on Form 20-F, we filed an annual report on Form 20-F covering the fiscal year ended April 30, 2023. Unless otherwise noted, all references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended April 30, and from and after the Transition Period, ended October 31. For the avoidance of doubt, “fiscal year of 2024” refers to the year ended October 31, 2024.

We changed our basis of accounting from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, to U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our consolidated financial statements for the years ended April 30, 2022 and 2023, the Transition Period (i.e. the six months ended October 31, 2023), the year ended October 31, 2024 and as of April 30, 2022 and 2023 and October 31, 2023 and 2024 included elsewhere in this annual report have been prepared in accordance with U.S. GAAP. Historical financial results for the years ended April 30, 2022 and 2023 and historical financial results as of April 30, 2022 and 2023 have also been adjusted based on U.S. GAAP.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

ii

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

iii

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

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Europe, the United States and Asia and maintain our bank accounts and balances primarily in licensed banks in the major cities of our operation. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries. During the year ended October 31, 2024, there was no transferred in the form of cash advances from our subsidiaries to our Cayman Islands holding company and a total of US$25.1 million was transferred from our Cayman Islands holding company to our subsidiaries. No other transfer of other assets was made between our holding company and subsidiaries during the year ended October 31, 2024, except for the acquisition of the controlling stake of World Media and Entertainment Universal Inc. from AMTD IDEA in October 2024, and we intend to settle amounts owed between our Cayman Islands holding company and subsidiaries to the extent required by our business operations.

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

U.S. investors will not be subject to Cayman Islands taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Dividends.”

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

Risks Relating to Our Business and Industries

●	We operate in the emerging, dynamic, and competitive digital financial services industry, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that our current or future strategies will be successfully implemented or will generate sustainable profit.

●	We have a limited operating history and experience in our digital solutions services business, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

●	Our Controlling Shareholder has a limited operating history and experience in the newly developed digital banking business in Asia, which makes it difficult to evaluate our business. We cannot assure you that the digital banking initiatives of our Controlling Shareholder will develop or succeed as we expect.

●	We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.

●	If we fail to develop market leading products or provide satisfactory services to address the rapidly evolving market in a timely manner, and if we are not able to implement successful enhancements and new features for our products and services, we may not be able to attract or retain clients.

●	Failure to obtain, renew, or retain licenses, permits, or approvals may affect our ability to conduct or expand our business.

●	We are subject to extensive and developing regulatory requirements, and noncompliance with or changes to these regulatory requirements may affect our business operations and financial results.

●	Our digital solutions business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, which may reduce demand for our services, reduce operating margins, and further result in loss of market share, departures of qualified employees, and increased capital expenditures.

●	The film and entertainment industries are highly competitive.

●	Industry changes in the film and entertainment industries may have a negative impact on our operations.

●	The hospitality market is highly competitive, and our subsidiary WME Assets may be unable to compete successfully with its current or future competitors.

●	Our hospitality services are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenue and limit opportunities for growth.

●	AMTD Digital Inc. is not an operating company but a holding company incorporated in the Cayman Islands, and this structure involves unique risks to investors. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them. Our digital investments business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all. All of these may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in General—Our investments are subject to liquidity, concentration, regulatory, credit and other risks ,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in —We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all .”

Risks Relating to Our Relationship with the Controlling Shareholder

●	We have limited experience operating as a stand-alone public company.

●	Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

●	We may not continue to receive the same level of support from our Controlling Shareholder.

Risks Relating to the ADSs

●	The trading price of the ADSs has been volatile and could continue to fluctuate significantly, which could result in substantial losses to you.

●	An active public market may not develop for the ADSs on the NYSE, and you may not be able to resell the ADSs at or above the price you paid, or at all.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in this annual report based on foreign laws

Risks Relating to Our Business and Industries in General

We operate in multiple dynamic and competitive industries, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that we will compete successfully or generate sustainable profit.

We operate in Asia’s digital financial services industry. The digital financial services industry is relatively new and rapidly evolving, business models continue to evolve, and the industry may not develop as we anticipate. The regulatory framework in Asia governing the digital financial services industry is also developing and may remain uncertain in the near future. As our business develops and in response to the evolving client needs and market competition, we need to continually introduce new products and services, improve our existing products and services, or adjust and optimize our business model. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may need to impose more rigorous risk management systems and policies, which may adversely affect the growth of our business. Any significant change to our business model may not achieve expected results and may materially and adversely affect our financial condition and results of operations. It is therefore difficult to accurately predict our future prospects.

The digital financial services industry is also intensely competitive. We compete primarily on the basis of a number of factors, including the ability to adapt to evolving financial needs of a broad spectrum of clients, our ability to identify market demands and business opportunities, the quality of our services, our employees, the range and price of our products and services, our innovation, our reputation, and the strength of our relationships. Some of our competitors include other digital and traditional financial institutions and, within the insurance solutions industry, our competitors include (i) other online insurance product and service platforms, (ii) traditional insurance intermediaries, including agents, brokers, and consultants, (iii) online direct sales channels of large insurance companies, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other online insurance technology companies. If we are unable to differentiate ourselves from our competitors, drive value for our clients, or effectively align our resources with our goals and objectives, we may not be able to compete effectively. Our competitors may introduce their own value-added services or solutions more effectively than we do, which could adversely impact our growth.

Through WM&E, our consolidated entity, we also operate and compete for market share in luxury and fashion, arts, motion picture production and other media and entertainment content. The proliferation of choices available to customers for entertainment and information results in audience fragmentation and negatively affects the overall customer demand for our content and products. Our competitors include conventional magazine publishers, digital publishers, social media platforms, search platforms, portals, digital marketing services and other movie producers, among others. Competition among these companies is robust, and new competitors can quickly emerge.

Through WM&E, we also provide hospitality services and we face intense competition in the hospitality sector. Our principal competitors in this sector are other operators of luxury, full-service and focused-service hotels, including other major hospitality chains with well-established and recognized brands. We also compete against smaller hotel chains, independent and local hotel owners and operators, home and apartment sharing services and timeshare operators.

Some of our current and potential competitors provide better content, products or services and or more pre-competitive alternatives to our content, products or services, or have greater resources than we do, which may allow them to compete more effectively than us. In particular, companies with compelling media and entertainment resources may provide free content or control how content is discovered, displayed and monetized in some of the primary environments in which we develop relationships with our customers, and therefore can affect our ability to compete effectively. In the hospitality sector, our competitors may have greater commercial, financial and marketing resources and more efficient technology platforms, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete for guests effectively, or they could offer a type of lodging product that customers find attractive but that we do not offer.

If we cannot compete successfully, our business, liquidity, financial condition, and results of operations could be materially adversely affected.

We face numerous risks and challenges as we continue to operate and expand our businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess our future prospects.

We expanded into fashion, arts and luxury media advertising and marketing services after the recent acquisition of L’Officiel and The Art Newspaper. Our hotel operations and hospitality and VIP services were also consolidated into us since February 2023. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the various industries in which we operate and our relatively short operating history in some of these industries. As a new owner and operator of these businesses, we face risks associated with our limited operating history in managing these operations. The successful integration and operation of these businesses requires significant management attention, operational expertise and financial resources. Any failure to effectively manage the transition, retain key personnel, maintain business relationships or achieve anticipated synergies could adversely affect our financial condition, operational performance and growth prospects. Additionally, we may encounter unforeseen challenges in aligning the acquired businesses within our group operations, corporate culture and strategic objectives. These risks are heightened by the complexity and diversities of the industries in which the acquired businesses operate and their respective competitive landscape. Our business initiatives and expansion plans across these business lines may put us into direct or indirect contact with individuals and entities that are not within our traditional client and counterparty base, and may expose us to new asset classes, new markets and new challenges. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

As our business develops and as we respond to competition, we may continue to assume new businesses, introduce new product and service offerings, make adjustments to our existing product and service offerings, or make adjustments to our business operations in general. Any significant change to our business operation or model that does not achieve expected results could materially and adversely affect our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Our success depends on our ability to anticipate trends and respond to changing customer preferences, which impact demand for our products and services and the profitability of our businesses.

We provide digital financial services; we create media and entertainment content, products and services; and we provide hospitality and VIP services. Our success depends substantially on customer demands and preferences that rapidly change in often unpredictable ways.

Our continued success in our media and entertainment sectors depends in part on our ability to originate and define trends and consistently create compelling content and offer attractive products and services in a timely manner. Our content may be distributed, among other ways, through magazines, theaters, internet or mobile technology. Such distribution must meet or anticipate the changing preferences of the broad customer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. The success of our printed and digital media content, as well as our theatrical releases, depends on demand for traditional print publications and fashion, arts and entertainment experiences in general. Moreover, we often deploy substantial resources in content production and acquisition, acquisition of movie rights or customer facing platforms before we know the extent to which these products and services will earn customer acceptance, and these products and services may be introduced into a significantly different market or economic or social climate from the one we anticipated at the time of the investment decisions. Generally, our revenues and profitability may be adversely impacted when our fashion, arts and entertainment offerings and products, as well as our methods to make our offerings and products available to customers, do not achieve sufficient customer acceptance. Customer tastes and preferences impact, among other items, revenue from advertising sales, subscription fees, theatrical motion picture receipts, the license of rights to other distributors, sales of merchandises, sales of licensed customer products or sales of our other customer products and services. Although we attempt to stay abreast of emerging customer trends affecting our content, products and services, any failure to identify and respond to such trends could have significant adverse effects on our business, financial condition and results of operations.

The tastes, preferences and demands of our hotel guests also evolve with time. New lodging supply in individual markets, including the introduction of home and apartment sharing services and timeshare operators, could hamper our ability to maintain or increase room rates or occupancy in those markets. Our ability to remain competitive and attract and retain business, group, leisure travelers and other guests depends on our success in distinguishing and driving preference for our hospitality products and services. If we fail to catch up with any change in customer preference or to offer hospitality products and services that customers find attractive, our business, liquidity, financial condition, and results of operations could be materially adversely affected.

In addition, many of our businesses depend on acceptance of our content, products and services by customers from an increasing number of countries and regions worldwide. The success of our businesses therefore depends on our ability to successfully predict and adapt to changing customer tastes and preferences in these various countries and regions.

Our brands and reputation are our key assets. Any negative publicity with respect to us, our brands, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industries in general, may materially and adversely affect our reputation, business, and results of operations.

Our brands and reputation are our key assets and play an important role in earning and maintaining the trust and confidence of our existing and prospective customers.

In respect of our media business, we believe our brands are powerful and trusted with the reputation for high-quality editorial and content independence. Our brands, including, among others, L’Officiel and The Art Newspaper, might be damaged by incidents that erode customer trust such as negative publicity, a perception that our content is not timely or unreliable, or a decline in the perceived value of editorial independent or general trust in the media, which may be in part as a result of changing political and cultural environments worldwide or active campaigns by commercial participants. We may introduce new products or services that are not well received and that may negatively affect our brands. Our brands and reputation could also be adversely impacted by negative claims or publicity regarding us or our operations, personnel, products, employees, practices, including social, data privacy and environmental practices, or business affiliates, including advertisers, as well as our potential inability to adequately respond to such negative claims or publicity, even if such claims are untrue. Furthermore, our brands and reputation could be damaged if we fail to provide adequate customer service, or by failures of third-party vendors we rely on in many contexts. We invest in defining and enhancing our brands. These investments are considerable and may not be successful. We license L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties we use in our business from AMTD Group Inc. If any of the foregoing were to be experienced by AMTD Group Inc. or any of its affiliates, the L’Officiel and The Art Newspaper brands could also be adversely affected. To the extent our brands and reputation are damaged, our ability to attract and retain readers, audiences, advertisers and talented employees could be adversely affected, which could in turn have an adverse impact on our business, revenues and operating results. The prestige and reputation of our publications are critical to our success in attracting premium advertisers. If we fail to uphold the standard of content and design that our audience and advertisers expect, or if our brand perception diminishes for any reason, we may lose the appeal that makes our platform attractive for luxury and high-end advertising and thereby experience a decline in advertising revenue, reduced market share and long-term damage to our brand equity.

For our hospitality business, many factors can affect the reputation and value of our company or one or more of our properties or brands, including our ability to protect and use our brands and trademarks; our properties’ adherence to service and other brand standards; our approach to, or incidents involving, matters related to food quality and safety, guest and associate safety, health and cleanliness, sustainability and climate impact, supply chain management, inclusion and belonging, human rights, and support for local communities; and our compliance with applicable laws.

In addition, as a holding company with multiple business lines, adverse events or reputational damage suffered by one of our business lines could harm the overall perception of our company and ripple across all our other business lines. Brands and reputation are our critical assets across all our business lines and the success of each of our business lines is interdependent to that extent. This interdependence increases the risk that the reputational damage to one segment could be carried through and amplify across the broader operation of our company.

Reputational value is also based on perceptions, and broad access to social media makes it easy for anyone to provide public feedback that can influence perceptions of us and our brands, and it may be difficult to control or effectively manage negative publicity, regardless of whether it is accurate. While reputations may take decades to build, negative incidents can quickly erode trust and confidence, particularly if they result in adverse mainstream and social media publicity, governmental investigations, proceedings or penalties, or litigation. Negative incidents could lead to tangible adverse effects on our business, including lost sales, boycotts, reduced customers, loss of business opportunities, adverse government attention, or associate retention and recruiting difficulties. Any material decline in the reputation or perceived quality of our brands or corporate image could affect our market share, reputation, business, financial condition, or results of operations.

Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.

Our digital solution business is or will be materially affected by conditions in the financial markets and economic conditions in Asia and throughout the world. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access credit markets, rising interest rates or inflation, terrorism, political uncertainty, pandemic, social unrest, fiscal policy of governments and the timing and nature of any regulatory reform. Recently there have been heightened tensions in international economic relations, such as the one between the United States and China and also as a result of the conflict in Ukraine and sanctions on Russia. The rising political tensions between the United States and China, which is caused by, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on officials and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products, may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. The credit and financial markets have also experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia. The conflict is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. As a financial services firm with business exposure and operations in Asia, our businesses are materially affected by the financial markets and economic conditions in Asia and elsewhere in the world. Escalations of the tensions may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

In relation to our media business, advertising spending is sensitive to economic, geopolitical and public health conditions, and our advertising revenues could be adversely affected as advertisers respond to such conditions by reducing their budgets or shifting spending patterns or priorities. Economic, geopolitical and public health conditions may also lead to fluctuations in the size and engagement of our audience, which can impact our ability to attract, engage and retain audience, and thereby affecting our business, financial condition and results of operations. Our costs may also be adversely affected by economic and geopolitical conditions. For example, if inflation increases for an extended period, our employee-related costs are likely to increase. Our printing and distribution costs may be impacted by inflation and higher costs, including those associated with raw materials, delivery costs and utilities.

Similarly, consumer demand for our hospitality services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. In addition, many of the expenses associated with our hospitality services, including personnel costs, interest, rent, property taxes, insurance and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our services decreases, our business operations, financial performance, results and prospects for future growth may be adversely affected.

To the extent economic conditions lead customers to reduce spending on discretionary activities, our customers may increasingly shift to lower-priced options and our ability to retain current and obtain new customers or implement price increases could be hindered, which would adversely impact our revenue.

Any events causing significant disruption or distraction to the public or to our workforce, or impacting overall macroeconomic conditions, such as supply chain disruptions, political instability or crises, economic instability, war, public health crises, social unrest, terrorist attacks, natural disasters and other adverse weather and climate conditions, or other unexpected events, could also disrupt our operations or the operations of one or more of the third parties on which we rely. Further, if a significant portion of our workforce or the workforces of the third parties with which we do business is unable to work due to power outages, connectivity issues, illness or other causes that impact individuals’ ability to work, our operations and financial performance may be negatively impacted.

Because we have a worldwide business presence spanning Europe, Asia, and the U.S., we are subject to economic, market, geopolitical and other macro risks and uncertainties in multiple regions. If any of the risks described above materializes in any of the geographies in which we operate, our business and financial condition could be adversely affected. In addition, these risks could vary significantly across different regions, presenting greater challenge for or requiring more significant resources from us to effectively address them.

The future impact that economic, geopolitical and public health conditions will have on our business, operations and financial results is uncertain and will depend on numerous evolving factors and developments that we are not able to reliably predict or mitigate. It is also possible that these conditions may accelerate or worsen the other risks discussed in this section.

Acquisitions, investments and other transactions could adversely affect our costs, revenues, profitability and financial position.

In order to position our business to take advantage of growth opportunities, we intend to continue to engage in discussions, evaluate opportunities and enter into agreements for possible additional acquisitions, investments and other transactions. We may also consider the acquisition of, or investment in, specific properties, businesses or technologies that fall outside our traditional lines of business and diversify our portfolio, including those that may operate in new and developing industries, if we deem such properties sufficiently attractive.

Acquisitions may involve significant risks and uncertainties, including difficulties in integrating acquired businesses, including cultural challenges associated with transitioning employees from the acquired company into our organization; failure to correctly anticipate liabilities, deficiencies or other claims or costs; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business; possible dilution of our brands or harm to our reputation; the potential loss of key employees; risks associated with strategic relationships; risks associated with integrating operations and systems, such as financial reporting, internal control, compliance and information technology systems, including those related to cybersecurity and data privacy, in an efficient and effective manner; and other unanticipated problems and liabilities.

Competition for certain types of acquisitions is significant. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or other strategic transactions on favorable terms, or at all. Even if successfully negotiated, closed and integrated, certain acquisitions or investments may prove not to sufficiently advance our business strategy or provide the anticipated benefits, may cause us to incur unanticipated costs or liabilities, may result in write-offs of impaired assets, and may fall short of expected return on investment targets, which could adversely affect our business, results of operations and financial condition.

Our history can be traced back to AMTD IDEA’s acquisition of L’Officiel in April 2022 and The Art Newspaper in October 2023. The success of the acquisitions depends, in part, on our ability to successfully apply our editorial, subscription, advertising, marketing and operational expertise and to help grow L’Officiel and The Art Newspaper in an efficient and profitable manner. The success of the acquisition also depends, in part, on factors outside of our control, such as the market for fashion and arts products and services. We may not be able to achieve our intended strategy or manage L’Officiel and The Art Newspaper successfully, or doing so may be more costly than we anticipate, and we may experience difficulty in realizing the expected benefits of the acquisitions.

In addition, we have made investments, minority or otherwise, in companies and we may make similar investments in the future. Such investments subject us to the operating and financial risks of these businesses and to the risk that, as far as minority investment is concerned, we do not have sole control over the operations of these businesses. Our investments may be illiquid, and the absence of a market may inhibit our ability to dispose of them. In addition, if the book value of an investment were to exceed its fair value, we would be required to recognize an impairment charge related to the investment.

We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operations. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the industries in which we operate;

●	our future profitability, overall financial condition, results of operations and cash flows;

●	general market conditions for capital-raising activities by our competitors; and

●	economic, political and other conditions internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms, or at all. In addition, our future capital or other business needs could require us to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders’ shareholdings. Any incurrence of indebtedness will also lead to increased debt service obligations, and could result in operating and financing covenants that may restrict our operations or our ability to pay dividends to our shareholders.

Specifically, we must periodically spend money to fund new hotel investments, as well as to refurbish and improve existing hotels. The availability of funds for new investments, and improvement of existing hotels depends in large measure on our ability to access the capital markets. Obtaining financing on attractive terms has been, and may in the future be further, constrained by the capital markets for hotel and real estate investments.

We face risks associated with debt obligations that are scheduled to mature in the near term

Some of our existing debt obligations are scheduled to mature within the next 12 months. Our ability to refinance or repay these obligations will depend on various factors, including our financial condition, cash flow generation, creditworthiness and prevailing market conditions at the time of refinancing. If we are unable to refinance our maturing debt on favorable terms, or at all, we may face liquidity constraints, increased financing costs or default risks, which could materially and adversely affect our financial position and operations.

The availability and terms of refinancing are subject to macroeconomic conditions, interest rate fluctuations and the overall health of credit markets. We could be challenged with more stringent borrowing terms, higher interest rates or additional collateral requirements, or an unwillingness to extend credit in general. Additionally, our ability to refinance our debt may be influenced by our credit ratings, financial performance and leverage ratios. Any deterioration in our financial metrics, operational performance or market perception could negatively impact our access to capital and increase the cost of refinancing. Furthermore, covenants associated with existing or new debt agreements may restrict our ability to pursue certain refinancing options or require compliance with specific financial thresholds, which could further complicate the refinancing process.

Failure to refinance maturing debt obligations could force us to utilize available cash reserves or other liquidity sources to repay our debts, which could reduce our ability to fund working capital, capital expenditures or strategic initiatives. The inability to refinance could also lead to default, acceleration of debt obligations or insolvency proceedings, any of which could have a material adverse effect on our business, reputation and financial condition.

Our business may suffer if the intellectual property we use in our business is not protected.

Our business depends on our intellectual property, including the valuable trademarks and copyrighted content we own or is licensed to us. We believe the protection and monetization of our trademarks and copyrighted content, as well as other intellectual property, is critical to our continued success and our competitive position.

Trademark laws and registration requirements vary significantly across countries, and we may face challenges in securing trademark protection in all relevant markets. This could result in the inability to enforce our rights against third-party infringers, leading to brand dilution, consumer confusion, or loss of market share. In some jurisdictions, trademark registration may be denied due to pre-existing claims, conflicting marks or local legal restrictions. Additionally, the process of registering trademarks can be time-consuming, costly and subject to administrative or legal hurdles, particularly in regions with complex or underdeveloped intellectual property systems. The inability to secure trademark rights in key markets increases the risk of unauthorized use of our brands by competitors, counterfeiters and other third parties. This could harm our reputation, erode customer trust, diminish the value of our brands, and limit our ability to expand our operations or pursue strategic opportunities.

Our ability to protect our intellectual property is also subject to the inherent limitation in protections available under intellectual property laws in the jurisdictions where we operate our business. Unauthorized parties may unlawfully misappropriate our brands, content, technology and other intellectual property and the measures we have taken to protect and enforce our rights may not be sufficient to fully address or prevent all third-party infringement.

Advancements in technology, including advancements in generative AI technology, have made unauthorized copying and wide dissemination of unlicensed content easier, including by anonymous foreign actors. At the same time, detection of unauthorized use of our intellectual property and enforcement of our intellectual property rights have become more challenging, in part due to the increasing volume and sophistication of attempts at unauthorized use of our intellectual property, including from generative AI developers or users. As our business and the presence and impact of bad actors become more global in scope, we may not be able to protect our proprietary rights in a cost-effective manner in other jurisdictions. In addition, intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet.

While it is our policy to protect and defend and have protected and defended vigorously our rights to our intellectual property, we cannot predict whether our steps taken to protect and enforce, or to require our licensors to protect and enforce, our intellectual property rights will be adequate to prevent infringement, dilution, misappropriation or other violation of these rights. If we are unable to protect and enforce our intellectual property rights, we may not succeed in realizing the full value of our assets, our business and profitability may suffer, and our brands may be tarnished by misuse of our intellectual property.

We and the AMTD Group Inc. (see “Information about WM&E — Intellectual Property — Intellectual Property Licensed Agreement with AMTD Group Inc.” regarding how we license domain names we use in our business from AMTD Group Inc.) are the registrants for numerous domain names for websites that we use in our business. The allocation and registration of domain names are generally overseen by not-for-profit organizations (including but not limited to the Internet Corporation for Assigned Numbers and Names, the Internet Assigned Numbers Authority and regional internet registries such as the Réseaux IP Européens Network Coordination Centre and Asia Pacific Network Information Centre), and these non-for-profit organizations may continue to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize our business brands in all of the countries in which we currently conduct or intend to conduct business. Further, we may be unable to prevent competitors or other third parties from acquiring or using domain names that are similar to, infringe upon, or diminish the value of our domain names. We note that if a competitor or third party acquires or uses a domain name that is similar to or diminishes the value of our domain names, if such third party domain name incorporates any of the trademarks that we have registered in the relevant jurisdiction then we may be able to bring a claim of trademark infringement (see risks related to enforcement of intellectual property rights above). If we lose the ability to use a domain name or have to contend with the existence of confusingly similar domain names held by third parties, we could incur additional expenses to market our brand within that country. This could substantially harm our business, results of operations, financial condition and prospects.

In addition, WM&E licenses L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties it uses in is business from AMTD Group Inc. See “Information About WM&E — Intellectual Property — Intellectual Property License Agreement with AMTD Group Inc.” The license agreement has an initial term of 20 years and will automatically renew for terms of five years each unless either WM&E or AMTD Group Inc. notifies the other party no later than six months prior to the expiration of the then-current term. WM&E may not be able to and AMTD Group Inc. may refuse to renew this license agreement, due to change in our relationship or otherwise. The license agreement is also terminable by either part if there is a material breach on the part of the other party that is not cured within the prescribed period. The termination or lack of renewal of this license agreement, or if it is renewed on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. Our success is also partially dependent on the reputation of AMTD Group Inc. and their intellectual properties, and the ability of AMTD Group Inc. to protect and maintain the intellectual property rights that we use in connection with our business, all of which may be harmed by factors outside our control, including unfavorable publicity or negative news regarding us, AMTD Group Inc. and the respective directors, officers and employee and business partners, that could adversely affect our reputation and our results of operations.

We may be subject to claims of intellectual property infringement that could adversely affect our business.

We may receive claims from third parties alleging violations of their intellectual property rights. Specifically, third parties may hold intellectual property rights, such as copyrights, trademarks, or other proprietary claims in the content which we use in our publication and other businesses, such as text, images, audio, video, and other media. Content, and particularly historical content, often presents unique challenges in determining ownership or rights holders due to factors such as incomplete records, the passage of time or the complexity of inheritance or transfer of rights. Additionally, the digitization and republication of historical materials may inadvertently expose us to infringement risks if the original rights holders or their successors have not been properly identified or consulted. Failure to identify and secure the necessary permissions or licenses for the use of such content could result in claims of infringement, litigation, or financial liabilities. As we publish more content in a variety of media both on our own platforms and third-party platforms such as social media, the likelihood of receiving claims of infringement may rise. Defending against intellectual property infringement claims can be time consuming, expensive to litigate or settle, and a diversion of management and newsroom attention. In addition, litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters.

If we are unsuccessful in defending against third-party intellectual property infringement claims, these claims may require us to enter into royalty or licensing agreements on unfavorable terms, alter how we present content to our audience, alter certain of our operations or otherwise incur substantial monetary liability. The occurrence of any of these events as a result of these claims could result in substantially increased costs or otherwise adversely affect our business. For claims against us, insurance may be insufficient or unavailable, and for claims related to actions of third parties, either indemnification or remedies against those parties may be insufficient or unavailable. Intellectual property claims may also harm our brands and reputation, even if they are vexatious or do not result in liability.

Attracting and maintaining a talented and diverse workforce, which is vital to our success, is challenging and costly. Failure to do so would have a negative impact on our competitive position, reputation, business, financial condition and results of operations.

Our ability to attract, develop, retain and maximize the contributions of talent from diverse backgrounds, and to create the conditions for our people to do their best work, is vital to the continued success of our business and central to our long-term strategy. Our employees and the individuals we seek to hire, particularly, in respect of our media and entertainment business, our executive officers, editorial staff, creative directors and other professionals, are highly sought after by our competitors and other companies, some of which have greater resources than we have and may offer compensation and benefits packages that are perceived to be better than ours. As a result, we may incur significant costs to attract new employees and retain our existing employees and we may lose talent through attrition or be unable to hire new employees quickly enough to meet our needs. Our continued ability to attract and retain highly skilled talent from diverse backgrounds for all areas of our organization depends on many factors, including the compensation and benefits we provide; career development opportunities that we provide; our reputation; workplace culture; and progress with respect to diversity, equity and inclusion efforts. Our employee-related costs may increase, including as a result of a competitive labor market, evolving workforce expectations and inflation. We must also continue to adapt to ever-changing workplace and workforce dynamics and other changes in the business and cultural landscape, including, for example, as they relate to in-office, hybrid and remote work. Additionally, we are subject to complex, technical and rapidly evolving laws and regulations related to labor, employment and benefits, and any non-compliance, or alleged non-compliance, could cause us reputational harm and adversely impact our ability to attract and retain a talented and diverse workforce.

Our success is also heavily reliant on the continued service and performance of our key management personnel, who play a critical role in shaping our strategic direction, operational execution and overall growth.

If we were unable to attract and retain a talented and diverse workforce, or if we were to lose the service or commitment of our key management, it would disrupt our operations; would impact our competitive position and reputation; and could adversely affect our business, financial condition or results of operations. Effective succession planning is also important to our long-term success, and a failure to effectively ensure train and integrate new employees could hinder our strategic planning and execution.

The international scope of our business exposes us to risks inherent in global operations.

We conduct our business on a global scale and we are focused on further expanding the international scope of our business and face the inherent risks associated with doing business on a global scale, including:

●	varied culture, trends and customer tastes in different countries and regions;

●	government policies and regulations that restrict our operations, including restrictions on access to our content and products;

●	effectively staffing and managing global operations;

●	navigating local customs and practices;

●	protecting and enforcing our intellectual property and other rights under varying legal regimes;

●	complying with applicable laws and regulations;

●	restrictions on the ability of our group companies to do business in foreign countries, including restrictions on foreign ownership, foreign investment or repatriation of funds;

●	higher-than-anticipated costs of entry; and

●	currency exchange rate fluctuations.

Adverse developments in any of these areas could have an adverse impact on our business, financial condition and results of operations.

The effects of, or our failure to comply with, applicable laws, regulations and government policies may disrupt our business, lower our revenues, increase our costs, reduce our profits, limit our growth, or damage our reputation.

Because we operate internationally and in various business sectors, we are subject to or affected by a variety of laws, regulations and government policies around the globe, including, among others, those related to censorship, real estate, hospitality services, intellectual property; defamation; publishing certain types of information; labor, employment and immigration; tax; payment and payment processing; anti-bribery, anti-corruption, and anti-money laundering; economic sanctions; marketing and advertising efforts; cybersecurity, data privacy, data localization, data transfers, and the handling of personal information; competition; climate and the environment; and health and safety. These laws, regulations, and government policies may be complex and change frequently and could have a range of adverse effects on our business. The compliance programs, internal controls, and policies we maintain and enforce may need to be updated regularly to keep pace with changing laws, regulations and government policies and may not prevent our associates, contractors, or agents from materially violating applicable laws, regulations, and government policies. The requirements of applicable laws, regulations, and government policies, our failure to meet such requirements (including investigations and publicity resulting from actual or alleged failures), or actions we take to comply with such requirements or investigations could have significant adverse effects on our results of operations, reputation, or ability to grow our business.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

We cannot assure you that we have sufficient insurance to cover all aspects of our operations. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We require comprehensive property and liability insurance policies for the hotel properties we operate with coverage features and insured limits that we believe are customary. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain, or our or their ability to obtain coverage at reasonable rates. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, terrorist acts, pandemics, or liabilities that result from incidents involving the security of information systems, may result in high deductibles, low limits, or may be uninsurable, or the cost of obtaining insurance may be unacceptably high. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels, or may not be successful in obtaining insurance at all. Further, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of any lost investment or in some cases could result in certain losses being totally uninsured. As a result, our operations, revenues and profits could be adversely affected.

We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

Our strategic investment portfolio primarily consists of investments in equity and equity-linked securities of public and private companies. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates. In general, this process involves analytical assessment and estimation of the target company’s profitability and sustainability. We may make unsound investment decisions due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding of and judgment on the target company’s business and prospects, and the industry in which the target company operates may deviate and result in inaccurate investment decisions.

Our investments are concentrated in relatively few industries or sectors and our investment portfolio may be concentrated in certain geographic regions, individual investments, or types of securities that may or may not be listed. Any significant decline in the value of our investment portfolio may therefore adversely impact our business, results of operations, and financial condition. We also make strategic investments in the highly regulated banking sector in China. Any change in PRC laws, regulations, or policies may adversely affect our equity holding as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment.

In addition, we have limited control over all of our investee companies. We do not have the necessary power to mandate or block material corporate actions. If these investee companies fail to carry out business in a compliant manner, incur overly excessive amount of debt or go bankrupt, or the business operations decline, the fair value of our investment in these companies may deteriorate or, in extreme cases, decrease to zero. We are subject to the risk that the majority shareholders or the management of these investee companies may act in a manner that does not serve the investee companies’ interests. The general operational risks, such as inadequate or failing internal control of these investee companies, the compliance risks, such as any lack of requisite approvals for investee companies’ businesses, and legal risks, such as violation of laws and regulations or fraudulent or otherwise improper activities, may also expose our investments to risks. Furthermore, these investee companies may fail to abide by their agreements with us, for which we may have limited or no recourse. These investee companies may not declare dividend, or even if they do, we may not be able to secure liquidity conveniently until we receive such dividend. If any of the foregoing were to occur, our business, reputation, financial condition and results of operations could be materially and adversely affected.

In recent years, there has been increasing competition for private equity investment opportunities, which may limit the availability of investment opportunities or drive up the price of available investment opportunities, and, as a result, our financial condition and results of operations may be materially and adversely affected.

Our results of operations and financial condition may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.

Our investments are long-term, strategic in nature to reinforce our ecosystem. We have made significant equity investments in public and private companies and recognize dividend income and net fair value changes on investments on our consolidated statements of profit or loss and other comprehensive income. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. Technology has been one of our key sectors of focus and the fair value of our investments in technology companies may be subject to significant valuation fluctuations. For our equity investments in private companies, we measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook. As of October 31, 2024, the aggregate fair value of our strategic investment portfolio was US$24.7 million. Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.

Our investments are subject to liquidity, concentration, regulatory, credit and other risks.

Our portfolio is concentrated in a limited number of portfolio companies, which engaged in banking industry in China. As a result, the aggregate returns we realize may be significantly affected adversely if any of the investment performs poorly or if we need to write down its value. Additionally, our investments are concentrated in relatively few industries or sectors. As a result, a downturn in any particular industry or sector in which we are invested could significantly impact the aggregate returns we realize and therefore materially and adversely affect our results of operations and financial condition.

The prices of the listed equities of our investee companies may experience significant fluctuations due to market and broader economic conditions, changes in regulatory and policy framework, geopolitical events, or changes in investor sentiment and price volatility can be exacerbated by factors such as interest rate changes, inflation, currency fluctuations or sector-specific developments. Dividend and other distributions by our investee companies are at the discretion of their management and depend on the economic condition as well as their financial performance, cash flow, capital allocation priorities and regulatory constraints. If these companies determine to reduce, suspend, or eliminate dividend payments, our expected income from these investments will be materially and adversely affected.

Some of our strategic investments are and may be in the form of securities that are not publicly traded. Investments in private businesses involve a high degree of business and financial risk. In many cases, there may be prohibition by contract or by applicable laws from selling such securities for a period of time or there may not be a public market for such securities. We may have no or limited ability to dispose of these investments at times when it may be otherwise advantageous for us to liquidate such investments. In addition, if we were forced to immediately liquidate some or all of the investments in a portfolio company, the proceeds of such liquidation could be significantly less than the current value thereof. Furthermore, there is generally no publicly available information about the private companies in which we invest. If we are unable to identify all material information about these companies, among other factors, we may fail to receive the expected return on investment or lose some or all of the money invested in these companies. In addition, these businesses may have shorter operating histories, narrower product lines, smaller market shares and less experienced management than their larger competitors and may be more vulnerable to customer preferences, market conditions, and loss of key personnel, or economic downturns, which may adversely affect the return on, or the recovery of, investments in such businesses.

In addition, our investment in real estate properties located in the New York City is subject to illiquidity risk, which may impact our ability to access capital or realize the full value of these investments. Real estate investments are inherently illiquid due to the time and complexity involved in buying or selling properties. The process of finding a buyer, negotiating terms, and completing the applicable legal and regulatory requirements can result in substantial delays and a prolonged sale process. If a property is leased, the timing of a sale may be further constrained by lease agreements or tenant occupancy. The value and liquidity of these properties are highly dependent on real estate market conditions, which can be influenced by factors such as changes in general economic conditions, interest rates, housing supply and demand, and regulatory policies. A change in the foregoing factors could reduce the properties’ appeal and market value and make it more difficult for us to sell them at a desirable price or at the time that is favorable to us.

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

We collect, store, and process certain personal and sensitive data from our clients, particularly under our insurance solutions business, and we make certain personal information provided by clients or third party data providers available to insurer or other partners with client consent. We also collect, store, and process operating data and other information from our clients under our digital solutions services business. We are required to protect the personal and sensitive data and confidential information of our clients under applicable laws, rules and regulations. While we have taken steps to protect the personal and sensitive data and confidential information of clients that we have access to, our security measures could be breached. In addition, we enter into non-disclosure agreements with potential business partners from time to time which may contain personal and sensitive data and confidential information of our clients. Any breach or leakage of such non-disclosure agreements by our potential business partners may subject us to liability. The relevant authorities may impose sanctions or issue orders against us if we fail to protect the personal and sensitive data and confidential information of our clients, and we may have to compensate our clients if we fail to do so. We routinely transmit and receive personal and sensitive data and confidential information of our clients through the internet and other electronic means. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, or any misuse or mishandling of such personal and sensitive data and confidential information could result in additional cost, legal liabilities, regulatory actions, and reputational damage to us, which could in turn inhibit the use of our platform, and materially and adversely affect our business prospects and results of operation.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of October 31, 2024. See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Risks Relating to Our Digital Solutions Business

We have a limited operating history and experience in our digital solutions services, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

We commenced operations of our digital solutions services in December 2017. However, our limited operating history in our digital solutions services may not be indicative of our future growth or financial results. We cannot assure you that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in our industries may encounter, including, among others, risks and uncertainties regarding our ability to:

●	identify business synergies and enhance connectivity for our clients;

●	enrich our content offerings;

●	retain existing clients and attract new clients;

●	offer customized and comprehensive services tailored to corporates’ needs throughout their lifecycles;

●	upgrade existing technology and infrastructure and develop new technologies;

●	successfully compete with other companies that are currently in, or may in the future enter, our industries or similar industries; and

●	observe and strategize on the latest market trends.

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

We follow our comprehensive internal risk management framework and procedures to manage our risks, including, but not limited to, reputational, legal, regulatory, compliance, operational, market, liquidity, and credit risks. However, our risk management policies, procedures, and internal controls may not be adequate or effective in mitigating our risks or protecting us against unidentified or unanticipated risks. In particular, some methods of managing risks are based upon observed historical market behavior and our experience in the financial industry. These methods may fail to predict future risk exposures, which could be significantly greater than those indicated by our historical measures. Other risk management methods depend upon an evaluation of available information regarding operating and market conditions and other matters, which may not be accurate, complete, up-to-date, or properly evaluated. In addition, the capital markets are constantly developing, the information and experience that we rely on for our risk management methods may become quickly outdated as capital markets and regulatory environment continue to evolve. Any deficiencies or failure in our risk management and internal control systems and procedures may adversely affect our ability to identify or report our deficiencies or non-compliance. In addition, failure of our employees to effectively enforce such risk management and internal controls procedures, or any of the foregoing risks, may have a material and adverse effect on our business, financial condition and operating results.

Risks Relating to Our Media Business

The media industry is highly competitive, and we may be unable to compete successfully with our current or future competitors.

Our ability to compete with our competitors in the media sector effectively depends on many factors both within and beyond our control, including among other things:

●	our ability to continue delivering a breadth of high-quality content that is timely, interesting and inspiring to our audience;

●	the popularity, usefulness, ease of use, format, performance, reliability and value of our digital media services, compared with those of our competitors;

●	the sustained engagement of our audience directly with our content, products and services;

●	our ability to develop, maintain and monetize our content, products and services;

●	our ability to provide advertisers with a compelling return on their investments;

●	our reputation and brand strength relative to those of our competitors;

●	our ability to reach new audience and customers worldwide;

●	the pricing model of our content, products and services;

●	our visibility on search engines and social media platforms, compared with the visibility of our competitors;

●	our ability to effectively protect our intellectual property, including from unauthorized use by generative AI developers or users in ways that may harm our brands;

●	our marketing and selling efforts, including our ability to differentiate our products and services from those of our competitors;

●	our ability to attract, retain and motivate talented employees, including editorial staff and creative directors, among other things, who are unique and in high demand; and

●	our ability to manage and grow our business in a cost-effective manner.

Our ability to grow the size and profitability of our audience base for our print publications and digital media services depends on many factors, both within and beyond our control, and a failure to do so could adversely affect our results of operations and business.

The future growth and profitability for our print publications and digital media services depend upon our ability to retain, grow and effectively monetize our audience base worldwide.

We have invested and will continue to invest significant resources in our efforts to do so, including building a community around our magazines, diversifying channel of access, leveraging social media to publicize our content, attending events to develop relationships and promote our products and services, but there is no assurance that we will be able to successfully grow our audience base in line with our expectations, or that we will be able to do so without taking steps such as adjusting our pricing that could adversely affect our revenues, margin and profitability.

Our ability to attract and grow our audience base depends on the size of our potential audience and its sustained engagement directly with our content and products, including the breadth, depth and frequency of use. The size and engagement of our audience depends on many factors both within and beyond our control, including the size and speed of development of the markets for high-quality media and entertainment news and reviews; significant fashion, media and other events; user sentiment about the quality of our content and products; the free access we provide to our content; the format and breadth of our offerings; varied and changing customer expectations and behaviors; and our ability to successfully manage changes implemented by search engines and social media platforms or potential changes in the digital information ecosystem that affect or could affect the visibility of and traffic to our content, among other factors.

The size and engagement of our audience also depends in part on referrals from third-party platforms, including social media platforms and search engines, that direct customers to our content. These third-party platforms increasingly prioritize formats and content that are outside of our primary offerings and may vary their emphasis on what content to highlight for audience. This has caused, and may continue to cause, referrals from these platforms to our content to diminish. Additionally, search engine results and digital marketplace rankings are based on algorithms that are changed frequently, without notice or explanation. Any failure to successfully manage and adapt to changes in how our content, products and services are marketed, discovered, prioritized, displayed and monetized could cause our audience base to significantly diminish.

The size of the audience for our print publications may be affected as the media industry has transitioned from being primarily print-focused to digital and we do not expect this trend to reverse. We may be limited in our ability to prevent the resulting print revenue declines, particularly as our print products become more expensive relative to other media alternatives, including our digital products. If we are unable to offset revenue declines from print publications with other sources of revenue, or if the revenue declines at a faster rate than we anticipate, our operating results will be materially and adversely affected.

Our advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of our strategy.

Our advertising revenue is sensitive to the macroeconomic environment, as advertiser budgets can fluctuate substantially in response to changing economic conditions. Our advertising revenues could be adversely affected as advertisers, including primarily luxury and fashion brands, respond to such conditions by reducing their budgets or shifting spending patterns or priorities. See also “— Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.”

Within the fashion, arts and luxury advertising markets, our ability to compete successfully for advertising budgets will depend on, among other factors, our ability to engage and grow our audience base, develop attractive and high-quality content, maintain our influence in the fashion, arts and luxury markets, enhance our relationship with renowned brands and fashion influencers and demonstrate the value of our advertising and the effectiveness of our content, products and services to advertisers. In determining whether to buy advertising with us, advertisers may consider factors such as our brands and reputation, the demand for our content and products, the focus of our coverage, size and demographics of our audience, advertising rates, targeting capabilities, results observed by advertisers, and perceived effectiveness of advertising offerings and alternative advertising options. Specifically, the prestige and reputation of our publications are critical to our success in attracting premium advertisers. If our brand perception diminishes for any reason, we may lose the appeal that makes our platform attractive for luxury and high-end advertising and thereby experience a decline in advertising revenue. See also “— Our brands and reputation are our key assets. Negative perceptions or publicity of us or our brands could adversely affect our business, financial condition and results of operations.”

The continuing shift in customer preference from print media to digital media, as well as growing customer engagement with digital media and social platforms, has introduced significant new competition for advertising. Our revenues from print advertising may decline over time as the media industry has transitioned from being primarily print-focused to digital. Print advertising revenue may decline more quickly than we anticipate, which could create additional pressure on our profitability.

We also offer digital advertising to our customers. We compete with companies with large digital platforms, which have greater audience reach, audience data and targeting capabilities than we do. These companies may command a large share in the context of digital advertising, and we anticipate that this will continue. In addition, there is increasing demand for digital advertising in formats that are dominated by these platforms, particularly vertical short-form video and streaming, and we may not be able to compete effectively in these formats. The remaining market is subject to significant competition among publishers and other content providers, as well as audience fragmentation. These dynamics have affected, and will likely continue to affect, our ability to attract and retain advertisers and to maintain or increase our advertising rates.

Significant disruptions in our printing and distribution channels, or a significant increase in the costs to print and distribute our print publications, would have an adverse effect on our operating results.

Our print publications are printed and distributed under contracts with print and distribution partners worldwide. Our print partners rely on suppliers for deliveries of paper. The price of paper has historically been volatile, and its availability may be affected by various factors, including supply chain disruptions, transportation issues, labor shortages or unrest, conversion to paper grades other than paper and other disruptions that may affect production or deliveries of paper. A significant increase in the price of paper, or a significant disruption in our partners’ paper supply chain, would adversely affect our operating results.

Financial pressures, print publication industry trends or economics, labor shortages or unrest, changing legal obligations regarding classification of workers or other circumstances that affect our print and distribution partners and lead to reduced operations or consolidations or closures of print sites or distribution routes may increase the cost of printing and distributing our print publications, decrease our revenues if printing and distribution are disrupted and impact the quality of our printing and distribution. The geographic scope and frequency with which magazines are printed and distributed by our partners at times affects our ability to print and distribute our print publications and can adversely affect our operating results.

If we experience significant disruptions in our printing and distribution channels, or a significant increase in the costs to print and distribute our print publications, our reputation and operating results may be adversely affected. Furthermore, if the audience base to our and other companies’ print products declines, our and our vendors’ fixed costs to print and deliver paper products are spread over fewer paper copies. We may be unable to offset these increasing per-unit costs, alongside decreasing print media audience base, with revenue from price increases, and our operating results may be adversely affected.

We depend on certain franchisees to produce and distribute our print publications.

We depend on our franchisees to produce and distribute print publications in many geographies and receive royalties from these licenses. We rely on these franchisees to maintain operational and financial control over their businesses. Should these franchisees fail to monitor and control their operations adequately or if our relationship with them is disrupted or changed to our detriment, our income from royalties will decline.

The agreements with our franchisees typically allow either party to terminate the relationship under certain conditions, including breaches of contractual obligations, failure to meet performance standards, or other specified events. If our franchisees choose to terminate these agreements, we could experience a loss of revenue, disruption in operations and damage to our brand reputation in the affected markets. Conversely, if we terminate the franchise agreements, we may face legal disputes and reputational harm. If circumstances required that an existing franchisee be replaced, we could face challenges in finding replacement franchisees and there can be no assurance that a replacement franchisee would be able to contribute the same resources as the prior franchisee in terms of management, production and distribution. The necessity to replace a franchisee and, in particular, an inability to replace a franchisee for any period of time would adversely affect our financial performance both directly, from reduced royalties received, and indirectly, from reduced sales of our products. Our brands may also suffer if, as a result, there is any delay or failure in the distribution of our content and products. Additionally, the termination of franchise relationships, whether initiated by us or our franchisees, could result in the closure of locations, reduced market presence and increased operational costs associated with transitioning ownership or management.

Although we regularly implement royalty reviews of our franchisees, there can be no assurance that they will properly report royalty income or that such reviews will reveal any non-compliance with the terms of the relevant franchisees. Even if errors are revealed, the resolution of such errors may prove to be time-consuming and expensive.

We may face business challenges and increased costs in our transition from a franchise business model to a direct ownership model in respect of our media business.

We operate our media business in a hybrid model of direct ownership and franchise business and we are in the process of transitioning from a franchise business model to a direct ownership model in certain countries and regions and expanding our network. While we believe that the direct ownership model can drive significant revenue growth for us in the future, the transition to the direct ownership model will require substantial financial resources for operational restructuring, developing or acquiring new expertise in managing operational risks, employee retention and training, building up knowledge base of local markets and development of marketing initiatives, among other things. There is no assurance that we will be successfully navigating through this transition and mitigating the gaps in operational capabilities, marketing expertise and customer relationship. Failure to transition successfully may lead to loss of our brand value, customer loyalty and market share, and therefore could have significant adverse effects on our business, financial condition and results of operations.

Risks Relating to Our Entertainment Business

The entertainment industry is highly competitive.

The entertainment industry is highly competitive. It is also partially dependent on the availability of potential viable projects and necessary funding to successfully complete such projects. Accordingly, we will need to locate promising projects and be able to secure necessary funding, in what may be uncertain markets.

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

The success of our entertainment business segment depends on the success of a limited number of film releases each year and unpredictable factors in the motion picture industry.

We generally participate in the production of a limited number of motion pictures each year. As such, the success or failure of a small number of these motion pictures could have a significant impact on our entertainment business segment and our results of operations in both the year of release and in subsequent years. The film industry is inherently unpredictable, and the success of any given film can be influenced by factors beyond our control, such as changing consumer preferences, competition from other entertainment offerings and broader economic conditions. In general, the economic success of a motion picture is largely determined by the appeal of the motion picture to a broad audience and by the effectiveness of the marketing of the motion picture. We cannot precisely predict the economic success of any of the motion pictures we produce because we cannot predict with certainty a motion picture’s acceptance by the public. If we do not accurately judge audience acceptance in selecting the motion pictures for production, or if the motion pictures are not effectively marketed, we may not recoup our costs or realize our anticipated profits. In addition, the economic success of a motion picture depends upon the public’s acceptance of competing motion pictures, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and none of which can be predicted with certainty. Additionally, delays in production or release schedules, which may arise due to, among other things, creative, technical, or regulatory challenges, can further impact the timing and financial contribution of films. Accordingly, our results may fluctuate significantly from year to year based on the box office performance, timing of releases and market reception of the limited number of films we produce at any given time and such factors render our historical financial results not indicative of our future performance.

Due to the inherent nature of producing motion pictures, we provide advances and funding for motion pictures in advance and assume the risk of not being able to recoup these investments.

We incur significant costs and cash expenditures to acquire movie rights. Many of our agreements to acquire movie rights require up-front payments. We determine the amount of the payments or funding we are willing to make based on our estimate of the economic success of the motion picture. Although these estimates are based on our knowledge of industry trends, market conditions and the market potential of the motion picture, actual results may ultimately differ from our estimates.

The production of motion pictures is subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as illness, disability or death of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. In addition, directors tend to hold substantial control over the production of motion pictures, and this may affect the producers’ ability to control the production schedule and budget. Further, when we co-produce in a motion picture, we generally have less control over the development and production processes.

We may be required to provide additional funding or advances to complete production of our motion pictures, for example if a motion picture incurs budget overruns during production. Such additional funding could have an adverse effect on our business, financial condition and results of operations. In addition, we may not be able to recoup our funding as a result of increased costs from budget overruns. Increased costs may also delay the release of a motion picture to a less favorable time, which could negatively affect its box office performance and thus our revenue arising out of the motion picture and its overall financial success.

If a motion picture fails to perform to our original estimates or expectations, we may not be able to realize the expected economic return from that motion picture, fail to recoup advances we paid or funding we made or record accelerated amortization or fair value write downs of capitalized motion picture production costs. Any of these events may adversely impact our business, financial condition and results of operations.

Risks associated with our capacity as a co-producer of or financial investor in our films.

We co-produce (in a non-controlling position) or invest in film production, which exposes us to several risks. As a co-producer, we generally rely on the lead producer to manage key aspects of the movie production, including creative decisions, budgeting, casting, scheduling and distribution. We generally have a limited ability to influence or control critical elements of a movie project, and accordingly production outcomes for our co-produced movies may not fully align with expectations or objectives. Our strategic or financial interests may not align with those of the lead producers of our movies. The lead producer’s priorities, resources or decision-making processes may diverge from those of ours, which could potentially give rise to a misalignment or conflict of interests. Furthermore, we may have limited recourse in the event of mismanagement, delays or disputes with the lead producer, which could adversely impact the quality, timing and commercial success of the film. These could lead to increased uncertainty, reduced profitability and greater exposure to operational and financial risks in respect of our entertainment business.

The production of motion picture is a capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

The costs to develop and produce a motion picture are substantial. We are required to fund our costs for motion picture-related activities and other commitments with cash retained from operations, as well as from bank and other borrowing and participation by other producers. If our motion pictures fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial funding in the production of new motion pictures or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

Moreover, the costs of producing motion pictures have increased in recent years and may further increase in the future, which may make it more difficult for a motion picture we produce to generate a profit. Also, compensation for star performers and other key creative personnel has been on the rise. As a result, there can be no assurance that revenue from our motion picture production would be sufficient to offset increases in the cost of production and distribution.

Industry changes in the entertainment industry may have a negative impact on our operations.

The entertainment industry, in general, is continually undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded on demand services, independent productions, streaming and video games. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is difficult to accurately predict the effect that these and other new technological developments may have on the film industry. These uncertainties, among others, may have a negative impact on our business, financial condition, and results of operations.

Risks Relating to our Hospitality Business

We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the hospitality industry, including:

●	significant competition from hospitality providers in all parts of the world;

●	changes in the supply and demand for hotel services, including rooms, food and beverage and other products and services;

●	the financial condition of and relationships with hotel management companies and joint venture partners, including the risk that they may terminate or fail to comply with the relevant management or joint venture contracts or arrangements;

●	decreases in the frequency of business travel that may result from alternatives to in-person meetings, including virtual meetings hosted online or over private teleconferencing networks;

●	increases in operating costs, including employee compensation and benefits, energy, insurance, food and beverage and other supplies;

●	the ability of third-party internet and other travel intermediaries who sell our hotel rooms to guests to attract and retain customers;

●	delays in or cancellations of planned or future development or refurbishment projects at hotels in our system;

●	cyclical over-building in the hospitality industry; and

●	changes in desirability of geographic regions of the hotels in our business, geographic concentration of our operations and customers and shortages of desirable locations for development.

Any of these factors could (i) increase our costs or (ii) limit or reduce the prices we are able to charge, or (iii) otherwise affect our ability to maintain or operate existing properties or develop new properties. As a result, any of these factors can reduce our revenues and limit opportunities for growth.

The hospitality market is highly competitive, and we may be unable to compete successfully.

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

Furthermore, some of our current or potential competitors, such as major hotel brands, are larger and have more resources than we do. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition in their markets, well-established loyalty programs, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. Moreover, the hospitality services industry has experienced significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst our competitors will give them increased scale and may enhance their capacity, abilities and resources, as well as lower their cost structures. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. For all of these reasons, we may not be able to compete successfully against current and future competitors.

We own a limited number of hotels and significant adverse changes at one hotel could have a material adverse effect on our financial performance.

Our hotel portfolio consists of iclub AMTD Sheung Wan Hotel and Dao by Dorsett AMTD Singapore. Significant adverse changes in the operations of either of these hotels could have a material adverse effect on our financial performance.

We may acquire, renovate and/or re-brand hotels in new or existing geographic markets.

We may develop or acquire hotels in geographic areas in which our management may have little or no operating experience. Additionally, those and our existing properties may also be renovated and re-branded. Customers, existing or potential, may not be familiar with our newly renovated hotel or be aware of the brand change. As a result, we may have to incur costs relating to the opening, operation and promotion of our hotel properties that are substantially greater than those incurred in other geographic areas. Our hotels may attract fewer customers than expected and we may choose to increase spending on advertising and marketing to promote the hotel and increase customer demand. Unanticipated expenses and insufficient demand could adversely affect our financial performance.

Risks relating to the management of our hotels could hurt our financial performance.

Our hotel managers have the authority to direct our hotels to be operated in a particular manner and to govern the daily operations of our hotels. As a result, our financial condition and results of operations are largely dependent on the ability of our hotel managers to operate our hotel properties successfully. Any failure by our hotel managers to provide quality services and amenities or to maintain and protect a quality brand name and reputation could have a negative impact on their ability to operate and manage our hotel properties successfully and could negatively impact our financial condition and results of operations.

We cannot assure you that our hotel managers will operate and manage our hotel properties in a manner that is consistent with their obligations under the hotel management agreements, that our hotel managers will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If we are unable to reach satisfactory results through discussions and negotiations with our hotel managers regarding issues with the management of our hotels, we may choose to litigate the dispute or submit the matter to third-party dispute resolution or arbitration. We would be able to seek redress only if a hotel manager violates the terms of the applicable hotel management agreement, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Additionally, in the event we need to replace any of our hotel managers, we may experience significant business disruptions at the affected hotel properties, and may be liable, under certain circumstances, for significant damages and/or be required to make certain payments to our managers.

Risks Relating to Our Relationship with the Controlling Shareholder

We have limited experience operating as a stand-alone public company.

AMTD Digital Inc. was incorporated in September 2019 as a wholly-owned subsidiary of our Controlling Shareholder. Our Controlling Shareholder also controls AMTD IDEA Group, a leading comprehensive financial institution dual-listed on both the NYSE and SGX-ST (NYSE: AMTD; SGX: HKB). However, we have limited experience conducting our operations as a stand-alone public company. Prior to our initial public offering in July 2022, our Controlling Shareholder has provided us with financial, administrative, human resources, and legal services, and also has provided us with the services of a number of its executives and employees. After we become a stand-alone public company, we expect our Controlling Shareholder to continue to provide us with certain support services, but to the extent our Controlling Shareholder does not continue to provide us with such support, we will need to create our own support system. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

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

As of the date of this annual report, our Controlling Shareholder beneficially owned 9.5% of our outstanding ordinary shares, representing 42.5% of our total voting power. Accordingly, our Controlling Shareholder continues to be our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of the ADSs and may prevent us from pursuing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Indemnification arrangements with our Controlling Shareholder. In May 2021, we entered into a master transaction agreement under which we agree to indemnify our Controlling Shareholder with respect to lawsuits and other matters relating to our businesses, including operations of those businesses when we were a private company and a subsidiary of our Controlling Shareholder. These indemnification arrangements could result in our having interests that are adverse to those of our Controlling Shareholder, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we agreed to reimburse our Controlling Shareholder for liabilities incurred (including legal defense costs) in connection with any third party claim if it is ultimately determined that we are obligated to indemnify our Controlling Shareholder with respect to such third party claim.

●	Non-competition arrangements with our Controlling Shareholder. In May 2021, we entered into a non-competition agreement under which our Controlling Shareholder agrees not to compete with us in our businesses, except for owning non-controlling equity interest in any company competing with us. We agree not to compete with our Controlling Shareholder in the respective businesses then conducted by our Controlling Shareholder, except that we may own non-controlling equity interests in any company competing with our Controlling Shareholder.

●	Employee recruiting and retention. Because we, and our Controlling Shareholder are engaged in financial service-related businesses in Asia, we may compete with our Controlling Shareholder in the hiring of new employees. In May 2021, we entered into a non-competition agreement and have a non-solicitation arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other’s employees.

●	Our board members or executive officers may have conflicts of interest. Our chief financial officer, Xavier Zee, is also the chief financial officer of our Controlling Shareholder and AMTD IDEA Group. Our independent director, Dr. Feridun Hamdullahpur, is also a director of our Controlling Shareholder and an independent director of AMTD IDEA Group. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

●	Sale of shares or assets in our company. AMTD IDEA Group has voluntarily committed to a 5-year (commencing in December 2023) lock up period on 192,307 Class B ordinary shares it acquired in December 2023; and executive officers of AMTD IDEA Group and AMTD Digital Inc. have undertaken not to sell any equity securities they own in AMTD IDEA Group or AMTD Digital Inc. in the open market until October 23, 2026. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Shareholder may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide, or be obligated under any of its applicable debt covenant, to sell all or a portion of our shares or our assets in the event of default of our Controlling Shareholder or any of its controlling shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

●	Allocation of business opportunities. Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Although we entered into a master transaction agreement under which our Controlling Shareholder agrees not to pursue investment opportunities without first presenting them to us, our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our board of directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders.

●	Developing business relationships with our Controlling Shareholder’s competitors. So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Risks Relating to the ADSs

The trading price of the ADSs has been volatile and could continue to fluctuate significantly, which could result in substantial losses to you.

The trading price of the ADSs has been and will likely to be volatile and could fluctuate widely due to factors beyond our control. Since their initial listing on the NYSE on July 15, 2022, the price of the ADSs has ranged from US$2.40 to US$2,555.30.

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

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industries;

●	variations in our revenue, profit, and cash flow;

●	changes in the economic performance or market valuations of other financial services firms;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industries;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholders;

●	release or expiry of any transfer restrictions on our outstanding shares or the ADSs; and

●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

As of the date of this annual report, AMTD IDEA Group beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 37.2% of our total issued and outstanding ordinary shares and 92.3% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

●	we have instructed the depositary that we wish a discretionary proxy to be given;

●	we reasonably do not know of any substantial opposition to the matter to be voted on at the meeting; and

●	the matter to be voted on at the meeting is not materially adverse to the interests of shareholders.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We invest directly in various innovative technology companies. These investments and other future investments may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, or the 1940 Act. Under Section 3(a)(1)(C) of the 1940 Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, or the 40% Test. We believe we are not an investment company within the meaning of the 1940 Act, as we do not hold ourselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities, and we pass the 40% Test with our “investment securities” not exceeding 40% of the value of our total assets on an unconsolidated basis.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year. If we are a PFIC for any taxable year, U.S. investors in the ADSs or ordinary shares could be subject to significant adverse U.S. federal income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC,” for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”).

Based upon our current and expected income and assets, including goodwill, we do not presently expect to be classified as a PFIC for the current taxable year or foreseeable future taxable years. Nevertheless, because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to our market capitalization (determined based on the market price of the ADSs), fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income and the value of our assets, including the relative amounts of income generated by, and the value of assets of, our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or the IRS, may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming a PFIC for the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds the ADSs or ordinary shares, such holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds the ADSs or our ordinary shares, even if we do not satisfy either of the above tests to be classified as a PFIC in any subsequent year. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the NYSE detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Company

Our Controlling Shareholder, commenced our current digital solutions services business in October 2004. Our Controlling Shareholder commenced our current digital investments business in July 2016 and digital solutions services business in December 2017.

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

On February 23, 2022, AMTD IDEA Group, a leading comprehensive financial institution dual-listed on both the NYSE and SGX-ST (NYSE: AMTD; SGX: HKB) controlled by our Controlling Shareholder, acquired a majority stake in us. As of the date of this annual report, AMTD IDEA Group owns 37.2% of our issued and outstanding shares, and 92.3% of our total voting power.

The ADSs have been listed on NYSE since July 15, 2022 and trade under the ticker symbol “HKD.”

In February 2023, we acquired 96.1% of the equity interest in WME Assets from AMTD IDEA Group and issued a total of 515,385 Class B ordinary shares out of our treasury shares at US$520 per share to AMTD IDEA Group in settlement of the consideration payable for the acquisition. As a result, we started to conduct hospitality services.

In August 2023, we, AMTD Group, and AMTD IDEA Group, announced our decision to set up a joint entity in Paris, France, to embark and focus on global strategies and developments of a multi-media, entertainment and cultures worldwide platform.

In October 2023, AMTD IDEA Group acquired 100% of the equity interests in The Art Newspaper SA, which then owned the business unit of “The Art Newspaper.” From October 2024 through November 2024, a series of reorganization steps (collectively, the “WM&E Reorganization”) were taken to (i) establish World Media and Entertainment Universal Inc. as the holding company transfer and consolidate the business of L’Officiel, The Art Newspaper, WME Assets Group and certain movie rights investments into World Media and Entertainment Universal Inc., and (ii) we acquired the controlling stake of World Media and Entertainment Universal Inc.

In January 2025, WM&E and Black Spade Acquisition II Co, a special purpose acquisition company founded by Black Spade Capital, or Black Spade II, entered into a business combination agreement. Upon the completion of the transactions contemplated by the business combination agreement, the combined company will retain its name “World Media and Entertainment Universal Inc.” and its headquarters in Paris, and its ordinary shares will be listed on a U.S. stock exchange. The business combination values WM&E at an equity value of approximately US$488 million, not including cash from BSII’s approximately US$153 million of cash in trust (assuming no BSII shareholders elect to have their BSII shares redeemed for cash as permitted). Upon the completion of the transactions contemplated by the business combination agreement, the combined company will retain its headquarters in Paris, and its ordinary shares will be listed on a stock exchange in the U.S. subject to regulatory approval.

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

B. Business Overview

We are currently operating under three main business lines:

●	Digital Solutions Services. Primarily through our controlled entities, investees, and business partners, we provide one-stop, cross-market and intelligent digital solutions services for retail and corporate clients in Asia.

●	Media and Entertainment Services. WM&E, our consolidated entity, publishes printed and digital versions of L’Officiel and The Art Newspaper to a wide scope of readers globally. WM&E has also entered the movie production sector and partnered with production companies to present a number of Asia-focused blockbuster movies globally. WM&E also make long-term strategic investments through several entities in our group, focusing on global financial and new economy sectors.

●	Hotel Operations, Hospitality and VIP Services. WME Assets, a subsidiary of WM&E, holds premium whole building properties and provide hospitality services in Hong Kong and Singapore. WME Assets offers a customer-centric VIP members approach for its business portfolio in key areas comprising stylish hotels and serviced apartments, food and beverage, and club membership services.

Digital Solutions Services

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

We provide customized insurance products and solutions primarily underwritten by our insurance partners mainly in the following four risk categories:

●	Property Risk. Property risk relates to physical loss, destruction, or damage to physical property. For example, we provide property all-risk and construction all-risk solutions that may include relevant insurance products underwritten by our insurance partners.

●	Liability Risk. Liability risk relates to claims resulting from injuries or damages to a third party. For example, we provide directors and officers liability, professional indemnity, and employee compensation risk solutions that may include relevant insurance products underwritten by our insurance partners.

●	Financial Loss Risk. Financial loss risk relates to actions or events that may impact business operations and result in financial loss. For example, we provide business interruption risk solutions that may include relevant insurance products underwritten by our insurance partners.

●	Personal Risk. Personal risk relates to injury, illness, or death of individuals or a group of individuals. For example, we provide life and health risk solutions that may include relevant insurance products underwritten by our insurance partners.

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

Our comprehensive insurance service can be provided with flexibility and typically covers the following stages:

●	Comprehensive Risk Identification. In consultation with clients, we leverage our expertise in the insurance industry to conduct a comprehensive analysis and determination of total risk exposure and risk tolerance. For insurable risks, we also conduct a mapping of existing risk coverage across industries, types, and geographical regions.

●	Optimal Solution and Coverage Structure Design. Based on our extensive knowledge in the insurance industry, we conduct tailored consultation and optimal insurance program structure and solution design to meet the demands of clients.

●	Insurance Placement for Insurable Risks. For identified and requested insurable risks, we leverage proprietary industry resources, experience, expertise, and influence to provide tailored design of underwriting syndicate, for example, primary and excess insurance layer design, and select and negotiate with optimal insurers. On behalf of our clients, we then calibrate quotation and key insurance solution terms and conditions, and ultimately proceed to facilitate the inception of cover.

Our clients for insurance consist primarily of corporate clients and, to a lesser extent, retail clients.

Media and Entertainment Business

WM&E, our consolidated entity, provides fashion, arts and luxury media advertising and marketing services. WM&E sells printed and digital publications and provides print and digital advertising campaigns and marketing services to customers.

WM&E also operates in the movie production sector and partners with established production companies to present Asia-focused blockbuster movies globally. WM&E enters into movie income right agreements with production houses and is entitled to certain percentage of the variable profit to be derived from the release movies.

L’Officiel

L’Officiel, full name L'Officiel de la couture et de la mode de Paris, is one of the oldest and top fashion magazines in the world. L'Officiel was first published in France in 1921. It is widely regarded as “the Bible of fashion and of high society.” It is internationally present in 28 countries and engages millions of fashion enthusiasts worldwide. The magazine brings together numerous luxury brands, A-list artists, designers, celebrities and trendy IPs and offers extensive contents including high-end to high-street fashion for both women and men, beauty, culture, watches, arts and lifestyles.

The Art Newspaper

Founded in 1990 and headquartered in London, The Art Newspaper is one of the top publications of the art industry internationally and a leading source of information in the art world. The publication is the journal of record for the arts world covering international news and events, focusing on contemporary and modern art, fine art, decorative art and designs. It enjoys the reputation as the bible of the art industry and is the designated publication for many of the largest and most prominent art events such as Frieze, Art Basel, Art Dubai, Art Week Tokyo, Art Busan, etc.

Entertainment

WM&E is a new entrant and an up-and-comer in the movie production sector. WM&E partners with leading production companies to present a number of blockbuster movies globally.

Strategic Investments

WM&E investment business focuses on long-term equity investments in leading companies in their respective verticals. Our portfolio companies allow us to access unique opportunities and resources to augment and complement our ecosystem, optimize our business operations or generate financial returns.

Hospitality and VIP Services

WME Assets, a subsidiary of WM&E, premium whole building properties and provide hospitality services. WME Assets focuses on and specializes in hospitality and lifestyle concepts and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, F&B, and club membership services in Hong Kong and Singapore, with plans for further global expansion.

Intellectual Property

We own or have the right to use to valuable intellectual property which include:

●	trademarks, including our magazines’ key brands and trade names, such as
“L’Officiel”, “,” “,” “L’Officiel Hommes,” “L’Officiel Art,” “L’Officiel Voyage,” “L’Officiel Art,” “L’Officiel Watches,” “,” “La Revue des Montres,” “The Art Newspaper,” “.”

●	copyrights in certain printed and digital publication materials (current and archived), images, photographs, videos, media clips, written materials, articles and commentary in the L’Officiel and The Art Newspaper magazines and stored in the digital libraries.

●	domain names; and

●	licenses of intellectual property rights, including rights to many of the photos appearing in our print and digital publications, third-party content appearing in the L’Officiel and The Art Newspaper magazines and stored in the digital libraries.

Our intellectual property assets are, collectively, among our most valuable assets and are critical to our continued success and our competitive position. To protect our intellectual property assets, we rely on a combination of intellectual property rights, such as trademarks, copyrights and trade secrets (including know-how), in addition to internal policies, employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights. Specifically, we enter into confidentiality and non-disclosure agreements with our employees, business partners and other relevant parties to protect our proprietary rights. The foregoing notwithstanding, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.

It is equally important for us to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, third parties may raise IP infringement claims against us alleging infringement of their intellectual property rights.

A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Item 3. Risk Factors — Risks Relating to Our Businesses and Industries — Our business may suffer if the intellectual property we use in our business is not protected” and “Risk Factors — Risks Relating to Our Business and Industry — We may be subject to claims of intellectual property infringement that could adversely affect our business.”

Competition

Our business model is relatively unique, and few companies can compare with us in terms of the breadth of our business sectors spanning from digital solutions services, media and entertainment services, hospitality services to digital investments. However, we face competition in all of these business verticals.

With respect to digital financial services, our primary competitors include FinTech companies, traditional financial institutions and consumer technology platforms in Asia. For our insurance solutions business, we compete with other corporate-focused insurance providers and other insurance solutions platforms in Asia.

We compete with other publishers for market share and for the time and attention of readers of media content. We also compete with digital publishers and other forms of media, including, among others, social media platforms, search platforms, portals and digital marketing services for audience and for advertising customers. Competition among publishers for readership is primarily based on editorial content, brand perception, quality, price and effectiveness of distribution. Competition for subscription-based readership is also based on subscriber acquisition and retention, and competition for newsstand-based readership is also based on cover selection and the placement and display of publications in retail outlets. Technological advances and the growing popularity of digitally-delivered content and mobile consumer devices, such as smartphones and tablets, have introduced significant new competition for circulation in the form of readily available free or low-priced digital content. Competition among print publications and digital publishers for advertising is primarily based on the circulation and readership of publications and the number of visitors to websites, respectively, the demographics of customer bases, advertising rates, the effectiveness of advertising sales teams and the results observed by advertisers. The shift in consumer preference from print media to digital media, as well as growing consumer engagement with digital media, such as online and mobile social networking, have introduced significant new competition for advertising. The use of digital devices as distribution platforms for content has also lowered the barriers to entry for launching digital products that compete with our business. Nonetheless, we believe that our quality brands, reputation and the implementation of the direct ownership model provide us with significant competitive advantages.

The entertainment industry is intensely competitive and subject to rapid change. The films we produce and invest in compete for audience and exhibition outlets with films presented by other companies. We compete with production companies and other content producers in obtaining content for our service, both for licensed content and for original content projects; we also compete with these entities for the services of directors, producers, casts and other creative and technical personnel and production financing, all of which are essential to the success of our entertainment business. We also compete with a broad set of activities for consumers’ leisure time, including other entertainment providers, such as TV, streaming entertainment providers, video gaming providers and more broadly against other sources of entertainment and recreation, like social media, that our target audience could choose in their free time. In the area of movie right investment, we compete with other investors in terms of participation in film projects that we have identified. Such competition is based on a number of factors including our funding as well as other resources.

We also compete with other hotel operators and hospitality service providers with respect to our hotel operations, hospitality and VIP services.

For additional information concerning the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors.”

Data Privacy and Security

We are committed to protecting the information and privacy of our audience and customers. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect information and other data that is related to the services we provide, with prior consent.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential data only to limited employees with access authorization.

We back up our core data on a real-time basis and other data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss.

Global Government Regulation

United States

Part of our business operations is conducted in the United States. This section summarizes the most significant rules and regulations that affect our business activities in the United States.

Overview and General Principles

The First Amendment of the U.S. Constitution protects the right to free speech, which significantly restricts the ability of the U.S. government to regulate magazine publication and film distribution. However, not all content is protected by the First Amendment, and the U.S. courts have identified certain categories of speech that can be the subject of government regulation. Additionally, various U.S. laws and regulations apply to different aspects of business that are important for magazine publishers and film distributors, including rules governing protection of intellectual property and advertising.

This section provides an overview of content regulation and key regulatory regimes that apply to various aspects of our company that publish magazines and distribute films.

Content Regulation

The First Amendment of the U.S. Constitution prohibits federal lawmakers from passing any laws abridging the freedom of speech or of the press. This prohibition also extends to state governments through the Due Process Clause of the Fourteenth Amendment. These restrictions generally prevent the U.S. government from regulating and restricting published content, including magazines and film.

However, not all content is protected by the First Amendment, and U.S. courts have recognized certain categories of speech that can be regulated and even prohibited in certain circumstances. The categories of content subject to government regulation that are most relevant to media publication and distribution include false statements of fact, commercial speech, content that intrudes upon an individual’s right to privacy and seclusion, and content that the average person would consider obscene or pornographic. U.S. courts have permitted the government to apply narrowly tailored laws and regulations that moderate these categories of speech, including prohibiting the content in certain circumstances (e.g., prohibiting false and misleading advertising and content that would be considered obscene), imposing criminal and civil liability for harm caused by content (e.g., for false statements of fact that constitute slander or libel), and restricting sales and distribution of some types of content (e.g., age restrictions for the purchase of pornographic materials).

There is no central or general regulatory authority that is responsible for content regulation. Lawmakers determine the appropriate rules and regulations, and the U.S. enforcement agencies apply these rules and regulations with the U.S. court system adjudicating disputes and enforcement actions.

Intellectual Property

The United States has a well-developed regulatory regime governing intellectual property protection, an important area of law for companies like us that publish and distribute media. Intellectual property protection can be generally divided into three overlapping regulatory regimes that govern: (i) patents, (ii) trademarks; and (iii) copyrights.

Patents protects (i) useful inventions (utility patents); (ii) new, original, and ornamental designs of manufactured articles (design patents); and (iii) distinct and new varieties of plants (plant patents). Patents are regulated exclusively at the federal level by the U.S. Patent and Trademark Office, or the USPTO, and the designated federal courts. The USPTO decides in the first instance which patent protections to grant and also provides legal and regulatory guidance for inventors seeking patent protections. Once the USPTO grants patent protection, an inventor seeking to enforce his or her patent rights against another party must bring a claim in federal court. The U.S. Court of Appeals for the Federal Circuit has exclusive authority to review USPTO patent decisions as well as lower court patent infringement decisions. A party seeking further review may petition the U.S. Supreme Court to review the decisions of the U.S. Court of Appeals for the Federal Circuit. The U.S. Supreme Court has discretion over whether to hear such cases.

Trademarks include brand names, symbols, slogans, packaging and other designs that are used by an entity to identify and distinguish its goods or services in a particular marketplace. Trademarks are regulated in a similar manner as patents by the same government entities, with two key differences. First, trademark rights do not require registration; rather, a party establishes trademark rights through commercial use of the mark. However, trademark registration can strengthen protections. Second, trademarks are also protected and regulated at the state level, which means that state enforcers also oversee trademark protections, and that trademark disputes can be litigated in both state and federal court.

Copyrights protect original works of intellectual and artistic expression and cover a wide variety of content, including magazines and movies. Copyrights are regulated exclusively at the federal level under a regime separate from the one that applies to patent and trademark protection. An author automatically obtains a copyright over work as soon as it is committed to a medium, including paper, film or electronic memory. The U.S. Copyright Office oversees copyright protections and provides legal and regulatory guidance to authors. It also allows authors to register copyrighted material, which is in turn recorded and stored in the Library of Congress. Although registration is not necessary to obtain copyright protection, it is generally a prerequisite for a copyright holder to seek enforcement in court. Federal courts adjudicate most copyright disputes, while the Copyright Claims Board has authority to resolve certain smaller and more limited disputes.

The Digital Millennium Copyright Act also plays an important role in copyright protection. This act protects online service providers from copyright liability arising from user activities; for example, the Act applies when a user uses an online service provider to distribute copyrighted works, such as a movie or periodical, without proper authorization or permission. The Digital Millennium Copyright Act establishes a self-regulatory process for copyright enforcement in which an online service provider must participate in order to qualify for protections from liability. Through this process, copyright holders can submit complaints and takedown notices directly to an online service provider for an alleged violation by a user using the service. The online service provider must then take action to comply with the complaint and remove the allegedly infringing material, while giving the affected user notice of the complaint and an opportunity to respond. If the user objects to the complaint, the online service provider must then restore the material and provide notice to the copyright holder, who can then seek further adjudication and enforcement in federal court.

Advertising

A combination of federal and state laws regulate advertising in the United States. At the federal level, the Federal Trade Commission Act prohibits unfair and deceptive advertising and requires claims made in advertisements to be evidence-based. State analogues of the Federal Trade Commission Act similarly prohibit unfair and deceptive advertising. Various rules also prohibit and restrict certain kinds of advertising, such as advertising that uses obscene material, or unfair and deceptive endorsements. The Federal Trade Commission and the state consumer protection regulators enforce these rules directly and on behalf of affected consumers. Some state laws also provide a private right of action, which allows affected consumers to bring claims directly for damages.

The U.S. advertising industry also has certain self-regulatory principles and standards that are issued by non-governmental associations that represent industry members. For example, the Digital Advertising Alliance issues the Self-Regulatory Principles of Transparency and Control, a set of principles aimed at establishing responsible privacy practices for digital advertising. Such principles are voluntary and generally do not carry the force of law. Instead, the industry groups themselves enforce compliance. For example, the Digital Advertising Alliance works with its members and industry associations to monitor and enforce compliance with the Self-Regulatory Principles of Transparency and Control and respond to consumer complaints. However, companies that publicly commit to self-regulatory principles and fail to abide by them can in turn violate the Federal Trade Commission Act and state consumer protection laws.

Magazine Publishing

There is no central authority or set of rules that regulates magazine publishing activities in the United States. However, magazine publishers are subject to various regulatory regimes that are applicable to different aspects of their business. In addition to the regulatory regimes described above, magazine publishers must also be aware of consumer protection laws that govern service offerings and subscriptions, as well as laws and regulations that protect consumers’ personal data privacy. There are also voluntary industry standards and principles of which magazine publishers in the United States should be aware of. This section provides a high-level overview of these regulatory regimes.

Consumer Protection

In addition to overseeing certain aspects of advertising, the Federal Trade Commission and state consumer protection regulators enforce general consumer protection rules that prohibit unfair and deceptive business conduct, including rules that are particularly important to subscription-based services. These rules impose various requirements that magazine publishers must consider, such as rules regarding disclosure of subscription terms, the process for consumers to cancel a subscription, and notices required for recurring payments and renewal. The rules generally aim at preventing subscription providers, including magazine publishers and distributors, from employing practices that are considered unfair and deceptive. The Federal Trade Commission and state consumer protection regulators enforce these rules directly and on behalf of affected consumers. Additionally, where state laws provide a private right of action, affected consumers can bring claims directly for damages.

Data Privacy

Magazine publishers are also likely to hold significant amounts of personal information of their subscribers, including contact information, billing data, preferences and interests and any other information that they collect and process. As a result, publishers need to comply with applicable data privacy laws. The United States does not have comprehensive consumer privacy law at federal level; instead, there is a fragmented patchwork of state and sector-specific privacy laws.

As of February 2025, nineteen states, including California, Connecticut, Texas, and Virginia, have comprehensive privacy laws that protect personal information of the residents in these states. These laws apply to companies that conduct business in these states and that meet certain thresholds of revenue and/or data processing activities. In California, the California Privacy Protection Agency shares enforcement authority with the state attorney general, which is the state general consumer protection enforcer. California law also provides a limited private right of action for security breaches. In other states, enforcement responsibility of privacy laws is within the authority of each state’s respective attorney general.

Additionally, the Federal Trade Commission has interpreted general consumer protection rules to extend to privacy, requiring companies to provide consumers with a basic level of privacy protections as well as abide by any privacy and data protection-related representations made by a company (e.g., in the form of a privacy notice or privacy terms in a contractual agreement).

Voluntary Industry Standards

Magazine publishers should also be aware of regulations and guidance issued by non-government associations that represent industry members. In the United States, the primary industry association for magazine publishers is the News Media Alliance, an organization that represents most of the major newspaper and magazine publishers in the United States, including both digital and print media publishers. The focus of the News Media Alliance is on advocacy and research, but in the past it has issued principles and standards, such as the Generative Artificial Intelligence Principles aiming at providing guidance on the use of media content to train and develop generative artificial intelligence systems. Similar to other voluntary industry standards, these principles do not carry the force of law, but they can provide helpful guidance for industry participants.

Film Distribution

There is no central authority that oversees film distribution in the United States. However, the federal government has regulatory authority over wire communications, which allows it to regulate most forms of television broadcasting. Additionally, various non-governmental industry associations play a key role in regulating film distribution. This section provides a high-level overview of these regulatory regimes.

Federal Communications Commission

The Federal Communications Commission has authority over wire communications in the United States, including most forms of television broadcasting. However, it has no formal regulatory authority over online streaming services. For film distributors, any movie that is broadcasted over television airwaves must abide by the rules of Federal Communications Commission, including Federal Communications Commission rules in place that prohibit and restrict certain types of content, such as language, nudity, violence and other content that could be considered obscene, indecent and/or profane. The Federal Communications Commission enforces its rules against broadcast networks and providers, who in turn may extend these rules to film distributors seeking to distribute their films on these networks.

Voluntary Industry Regulations

In the absence of significant government regulation, the film industry has different non-governmental associations that play an important role in regulating movies. A key example is the Motion Picture Association, which represents the five major film studios in the United States, including Netflix. The Motion Picture Association established the Motion Picture Association film rating system, which is a widely used system that provides guidance for different types of audience on suitable film content. The Motion Picture Association also rates film trailers, print advertising and other media used to promote a film. The Motion Picture Association rating system is not just for the members, and non-members can also submit films for rating. This rating system is voluntary and is not enforced by law, although most U.S. movie theaters will refuse to exhibit non-rated films. Additionally, certain states have incorporated the ratings system into state and local laws, prohibiting theaters from permitting children under age 18 to view an R-rated or above film without an accompanying adult.

Italy

Introduction

Our subsidiary, World Media and Entertainment Group indirectly holds a 100% share into L’Officiel Publishing Italia S.r.l., the business of which focuses, among others, on the publication of magazines in Italy (e.g. “L’Officiel,” including the online version made available onto www.lofficielitalia.com) and the distribution of audiovisual works.

The Italian subsidiary is mainly affected by the laws and regulations in the fields of copyright and publishing as well as advertising.

The Italian Subsidiaries are mainly affected by the laws and regulations in the fields of copyright and publishing as well as advertising. The following provides a brief description of the main laws and regulations that govern the Italian subsidiary’s activities in Italy. Although the following brief description contains the main information concerning such regulations that the Italian subsidiary considers material, it is not an exhaustive overview of all applicable laws and regulations. References and discussions to treaties, laws, regulations and other administrative and regulatory documents are entirely qualified by the full text of such treaties, laws, regulations and other administrative and regulatory documents themselves.

Publishing

The Italian subsidiary’s business is subject to a number of laws in the field of publishing. The key regulatory framework includes law 8 February 1948, no. 47, law 5 August 1981, no. 416 and law 7 March 2001, no. 62, which laws set out, among others, a system providing contributions and incentives for publishing businesses.

The offering on the market of copyrighted works (such as articles published on a magazine or a website) are also subject to the Italian copyrights laws and regulations, which include (i) law 22 April 1941, no. 633, which provides for a framework of protection for copyrighted works, and (ii) legislative decree 8 November 2021, no. 177, which implements the “Digital Copyright Directive” (i.e. directive (EU) 2019/790), which directive, among others, provides for rules to ensure remuneration for creators and rightsholders, press publishers and journalists, in particular when their works are used online.

Distribution of audiovisual works

The Italian subsidiary’s business is also subject to the laws and regulations governing the distribution of audiovisual works in Italy. The framework includes legislative decree 31 July 2005, no. 177 (the “Consolidated Italian Audiovisual Media Act” or “CAMA”), as subsequently amended including to implement directive (EU) 2018/1808, which in turn amended the so-called “Audiovisual Media Services Directive (AVMS Directive)” (i.e. directive 2010/13/EU).

The CAMA governs the transmission of television and radio programmes and includes provisions on audiovisual commercial communications and video-sharing platform services. It applies to audiovisual and radio media service providers operating within Italian territory, ensuring that they comply with both national and EU regulations.

Advertising in magazines and newspapers

The Italian subsidiary’s business is subject to laws and regulations governing advertising in magazines and newspapers. Specific provisions requiring transparency in identifying sponsored content and differentiating it from editorial content to prohibit potentially misleading and / or hidden advertising are contained in the CAMA as well as the articles 18-32 of the legislative decree 6 September 2005, no. 206 (the “Italian Consumer Code”), as subsequently amended.

To the extent that the Italian subsidiary is also directly or indirectly involved in advertisement content through celebrities or influencers, Italian subsidiary may also be subject to the guidelines published on 16 January 2024 by the Autorità Garante delle Comunicazioni (AGCM) with the Resolution no. 7/24/CONS in relation to compliance to CAMA and transparency requirements by influencers.

Singapore

Magazines Publishing

Background

Part of our media and entertainment business operates in Singapore. We currently hold three separate active newspaper permits for the publication of three different L’Officiel magazines in Singapore.

These magazines are considered lifestyle magazines.

The Newspaper and Printing Presses Act 1974, or NPPA, is the legislation applicable to the licensing of newspaper companies in Singapore. The Newspaper and Printing Presses (Applications and Permits) Rules 2004 is the applicable subsidiary legislation and governs the newspaper permit application process.

The Infocomm Media Development Authority, or the IMDA, is a statutory board of the Singapore government which operates under the auspices of the Ministry of Digital Development and Information Singapore and regulates the issuance of newspaper permits in Singapore.

The Registrar of Newspapers as defined in NPPA reports to the general administration of NPPA and exercises the functions imposed by NPPA.

Dr. Feridun Hamdullahpur, an independent director of AMTD, is the holder of the newspaper permit of the L’Officiel magazines.

Application of NPPA

Our publication of magazines in Singapore is governed by NPPA.

Pursuant to Section 2 of NPPA, “newspaper” means any publication containing news, intelligence, reports of occurrences, or any remarks, observations or comments, in relation to such news, intelligence, reports of occurrences, or to any other matter of public interest, printed in any language and published for sale or free distribution at regular intervals or otherwise, but does not include any publication published by or for the government.

A newspaper permit is a regulatory requirement by the IMDA aiming to ensure that newspapers published in Singapore meet content standards that promote responsible content creation and consumption.

Sections 21 to 23 of NPPA provide that a newspaper permit is required for (i) printing or publishing a newspaper in Singapore; (ii) publishing, selling or distributing a Malaysian newspaper in Singapore; or (iii) selling or distributing an offshore newspaper in Singapore. An offshore newspaper is a newspaper published outside Singapore, at intervals not exceeding one week, which carries news or reports on politics and current affairs of any country in Southeast Asia, and with a circulation of 300 or more copies in Singapore.

Relevant Newspaper Permit

As our publication of magazines is in Singapore, the newspaper permit for printing or publication of a newspaper under Section 21 of NPPA apply to our business. Newspaper permit applications and renewals shall be completed online via an online platform to connect business owners to various government e-services and resources in Singapore.

The newspaper permit entitles us to print, publish, sell or distribute the relevant newspaper, as applied for in the newspaper permit application.

We were granted three separate newspaper permits by the Minister under Section 21 of the NPPA in respect of each of the L’Officiel magazines.

The active newspaper permits we hold for each of the L’Officiel magazines expires in April 2025. Section 21(4) of NPPA provides that the newspaper permit may be renewed for further periods not exceeding 12 months in respect of each renewal.

Conditions and Notes of Newspaper Permit

We must comply with the following conditions and notes specified in each of the newspaper permit certificates issued to it.

Conditions

The newspaper permit is non-transferable and becomes invalid if there is a change in ownership, editorship, the newspaper’s name, content nature, language or publication frequency. Any change in the publisher or printer must be reported to the Registrar of Newspapers within seven days. The permit number must be printed on the title page of each issue. For newspapers printed in Singapore, changes in financial holdings must also be reported within seven days, unless an extension is granted. The first issue must be published within three months, and subsequent issues must follow the specified frequency. The newspaper must adhere to the content nature and guidelines provided in the application. Two copies of each issue must be sent to the Registrar at the permit holder’s expense upon release.

Notes

Additionally, under the National Library Board Act 1995, two copies of every publication must be deposited with the National Library Board within four weeks of publication. For newspapers printed in Singapore, the names of the printer and publisher must be printed on the first or last page, as stipulated by the Newspaper and Printing Presses Act. If printed in Malaysia, the newspaper must include specific details such as names and addresses of the printer and publisher, and a local address for legal service, all in English or Malay. The permit does not exempt the printer and publisher from their obligations under the Newspaper and Printing Presses Act.

Content Guidelines for Local Lifestyle Magazines

In addition to the conditions and notes specified above, the magazines published by us in Singapore must conform with the nature of contents submitted with the application for the newspaper permit and the content guidelines for local lifestyle magazines stated in the covering letter to the newspaper permit certificate.

The IMDA does not vet local publications in advance. Publishers of local publications are to exercise responsibility in their content and be mindful of local community norms, as well as racial and religious sensitivities. As part of the permit conditions, publishers are required to adhere to the applicable content guidelines issued together with the permit.

General Principles of Content Guidelines

Set forth below is the general principles of the content guidelines:

●	magazines should be appropriate for all readers and avoid content that challenges social norms, racial and religious harmony or national security;

●	publishers must tailor content to their audience, particularly protecting children from sexual content;

●	cover pages should be suitable for public display, avoiding offensive material;

●	advertisements must adhere to the Singapore Code of Advertising Practice; and

●	supplements and special editions must follow these guidelines.

The content guidelines provide further guidance for the following genres and audiences: (i) teen magazines, (ii) general interest lifestyle magazines and (iii) adult interest magazines. In particular, category (ii) is most relevant to our magazines published in Singapore.

Content Guidelines for General Interest Lifestyle Magazines

Set forth below is the content guidelines for general interest lifestyle magazines:

●	content should be suitable for a general adult readership, avoiding explicit material;

●	cover pages should not feature mature content; and

●	mature content is allowed occasionally if the magazine is clearly labelled and packaged to restrict access to young readers.

Film Distribution

Background

We may potentially distribute films which are produced in Hong Kong and Singapore. The following regime applies to the distribution of films in Singapore.

The Films Act 1981 sets out the regulatory framework for the distribution, exhibition and possession of films in Singapore. This legislation relates to the possession, importation, making, distribution and exhibition of films, and to provide for the classification of films and for the enforcement of those classifications in Singapore.

The Films (Class License for General Films Distribution) Order 2021 is the applicable subsidiary legislation and governs the issuance of class licenses. Other applicable subsidiary legislation includes the Films (Licence - Exemption) Notification 2019 and the Films (Licence - Exemption) (Amendment) Notification 2021.

Under the Films Act, distributors and exhibitors are required to obtain a license from the IMDA, a statutory board in the Singapore government which operates under the auspices of the Ministry of Digital Development and Information Singapore, unless exempted.

Application of Films Act

Pursuant to Section 6(1) of the Films Act, if we intend to distribute films in Singapore, it must first have a film distribution license to distribute a film or video, unless they meet any of the exemption conditions as elaborated further below.

The Films Act defines “distribute” as doing any of the following without using a broadcasting service:

(i)	sell, supply or let for hire to a person in Singapore;

(ii)	offer or agree to sell, supply or let for hire to a person in Singapore;

(iii)	cause or permit to be sold, supplied to or hired by a person in Singapore;

(iv)	under or in connection with a commercial arrangement:

●	exchange or supply to a person in Singapore; or

●	enable or assist an exchange or a supply to a person in Singapore, even if the exchange or supply is not, by itself, a commercial arrangement;

(v)	display or invite to treat for an act mentioned in paragraph (a), (b), (c) or (d).

Under the Films Act, “film” means (i) a cinematograph film or video recording; (ii) a video game; or (iii) any other form of recording from which a moving visual image, except as provided otherwise in subsection (5), including a computer generated image which can be produced and viewed together with its soundtrack and any trailer of a film and any part of a film.

Film Classification

Under the Films Act 1981, films and videos have to be classified before they can be publicly exhibited or distributed in Singapore. We will have to submit the film intended to distribute in Singapore for classification before it is made available to the general public, unless it falls within the exemption categories as described below and does not contain impermissible content.

Types of Film Distribution Licenses and Validity

There are two types of film distribution licenses required for the film distribution in Singapore depending on the classification of the respective films by the IMDA: (i) class licensing for the distribution of films rated G, PG and PG13; or (ii) film distribution (restricted) license for the distribution of films rated NC16 and M18.

Class License

The Films (Class License for General Films Distribution) Order 2021 provides that distributors of films that the IMDA has rated G, PG or PG13 are automatically class-licensed and must comply with the class license conditions. The class license applies only to the distribution of films that have been assigned G, PG or PG13 classification ratings and excludes video games.

The validity of a class license that has been granted by the IMDA is perpetual until the film distribution business ceases or if the IMDA cancels the license.

Film Distribution (Restricted) Licence

Distributors of films that the IMDA has rated NC16 or M18 must apply for a Film Distribution (Restricted) Licence. Each license covers all distribution points or locations owned by the same business.

The validity of a Restricted Licence that had been granted by the IMDA is either for a period of one or three years depending on the license applied for, or 30 days for a temporary license.

Exemptions from licensing

Pursuant to the Films (Licence - Exemption) Notification 2019 and the Films (Licence - Exemption) (Amendment) Notification 2021, the following activities are exempted from film distribution licensing:

●	importing any film for re-export;

●	importing any video game on behalf of an IMDA licensed distributor of video games (whether these are licensed under Section 7(2) of the Films Act 1981 or class licensees);

●	importing any film (other than video games) on behalf of an IMDA licensed distributor of films (whether these are licensed under Section 7(2) of the Films Act 1981 or class licensees);

●	distributing any film for public exhibition in cinemas;

●	distributing any exempted films; and

●	distributing films by supplying, in the course of any business, the contents of the film only by electronic transmission.

France

Publishing

Our French subsidiaries’ business may be subject to several laws in the field of publishing, in particular:

●	the Law of 28 July 1881 on the freedom of the press (“Act 1881”) whose main rules are based on the principle of the freedom of printing and of booksellers, and on the freedom of speech enshrined in the 1789 French Declaration of the Rights of Man and of the Citizens;

●	copyright law (particularly for journalists, photographers, and illustrators), the rules of which are codified in the French Intellectual Property Code. In this area, several French texts have transposed Directive (EU) 2019/790 of 17 April 2019 on copyright and related rights in the Digital Single Market;

●	deposit requirements applying to press publishers i.e., (i) administrative deposit obligations for national press organs, i.e., for periodicals with national circulation (Act 1881) and (ii) legal deposit obligations for periodicals, which concern written material of any kind and are the responsibility of both publishers and printers under the French Heritage Code (“FHC”, Code du Patrimoine). This deposit is organized by region and is carried out at the Bibliothèque nationale de France (BNF) for the Île-de-France region;

●	the Act 1881, the Law of 1 August 1986 on freedom of communication (“Loi Léotard”) and the Law of 21 June 2004 on confidence in the digital economy (“LCEN”) that lay down a certain number of compulsory information that publishers must include on each publication. The LCEN itself sets out the compulsory information for online publications. Together with the Digital Service Act, this same law requires the implementation of measures to fight online hate;

●	the Law of 4 January 2010 that protects the confidentiality of journalists’ sources, and the Law of 14 November 2016 that requires press companies to introduce an ethics charter within their business;

●	obligations applying to advertising, in particular as regards the distinction between advertising space and editorial content (Loi Léotard) and the obligation to identify online advertising (LCEN).

Distribution of audiovisual works

Our French subsidiaries interested in distributing audiovisual works may have to comply in particular to the following rules (some of which are genuinely specific to France):

●	copyright law, the rules of which are codified in the French Intellectual Property Code;

●	the principle of release window schedule (chronologie des médias), which governs the chronology of releases on the various distribution channels (cinemas, television, VOD services, etc.). This chronology is decided by professional agreement, the latest in force being that provided for in the Order of February 9, 2025;

●	the rules codified in the French Cinema and Moving Image Code (“CMI”, Code du cinéma et de l’image animée). The rules vary depending on the distribution channel for the audiovisual work. In particular, as the audiovisual sector is eligible for financial aid from the CNC (Centre National du Cinéma et de l’image animée), distributors of a certain number of works must send to the CNC, accounts of the exploitation of the work on a regular basis (art. L251-5 CMI);

●	the FHC (art. L131-1 to L133-1, and art. R131-1 à R133-1-1) that requires distributors of all foreign cinematographic works broadcast in cinemas to submit a legal deposit to the CNC, once they have been approved for broadcasting. Depending on the case, the distributor may also be responsible for obtaining the necessary visa before any public broadcasting of the audiovisual work;

European rules resulting from Audiovisual Media Services Directive 2018/1808 that were transposed by the Order of 21 December 2020. This order sets out financing of audiovisual creation requirements and strengthens the powers of ARCOM, the authority responsible for regulating audiovisual and digital communication in France.

Regulations in Hong Kong

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

The HKIO provides no person shall carry on any class of insurance business in or from Hong Kong unless authorized to do so. The HKIO prescribes “regulated activities” and offences for carrying them out without a license. The new regulated activities include:

●	negotiating or arranging a contract of insurance;

●	inviting or inducing a person to enter into a contract of insurance (or attempting to do so);

●	inviting or inducing a person to make a material decision in relation to a contract of insurance (or attempting to do so); and

●	giving regulated advice.

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

Conduct requirements for licensed insurance broker companies

Section 92(1) of the HKIO sets out the relevant conduct requirements for a licensed insurance broker company as follows:

●	it must establish and maintain proper controls and procedures for securing compliance with the conduct requirements set out in section 90 by the broker company and the licensed technical representatives (broker) appointed by the broker company;

●	it must use its best endeavors to secure observance with the controls and procedures established under section 92(1)(a) by the licensed technical representatives (broker) appointed by the broker company;

●	it must ensure that its responsible officer has sufficient authority within the broker company for carrying out the responsibilities set out in section 92(2); and

●	it must provide its responsible officer with sufficient resources and support for carrying out the responsibilities set out in section 92(2).

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

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong, or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1—purpose and manner of collection of personal data;

●	Principle 2—accuracy and duration of retention of personal data;

●	Principle 3—use of personal data;

●	Principle 4—security of personal data;

●	Principle 5—information to be generally available; and

●	Principle 6—access to personal data.

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

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

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

C. History and Development of the Company

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries as of October 31, 2024.

AMTD Digital Inc.
(Incorporated in Cayman Islands)
100%
Road-Trip Endless Group
(Incorporated in Cayman Islands)
100%
AMTD Digital Solutions Power Pte. Ltd.
(Incorporated in Singapore)
100%
AMTD Digital Financial Holdings Limited
(Incorporated in BVI)
45.42%
World Media and Entertainment Universal Inc.
(Incorporated in Cayman Islands)
100%
World Media and Entertainment Group
(Incorporated in Cayman Islands)
100%
L'Officiel Group Inc.
(Incorporated in Cayman Islands)
100%
The Art Newspaper Group Inc.
(Incorporated in Cayman Islands)
96.06%
WME Assets Group
(Incorporated in Cayman Islands)

(1)	The above organizational chart is evolving based on the dynamics of our overall businesses and acquisitive approaches. There could be updates or latest changes that are not reflected.

Our Relationship with the Controlling Shareholder and Other Group Companies

As of the date of this annual report, our Controlling Shareholder beneficially owned 9.5% of our outstanding ordinary shares, representing 42.5% of our total voting power.

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

Master Transaction Agreement

Pursuant to the master transaction agreement, we are responsible for all financial liabilities associated with the current and historical digital solutions services, media and entertainment services, and digital investments businesses and operations that have been conducted by or transferred to us, and our Controlling Shareholder is responsible for financial liabilities associated with all of our Controlling Shareholder’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and our Controlling Shareholder indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

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

Transitional Services Agreement

Under the transitional services agreement, our Controlling Shareholder agrees that, during the service period, as described below, our Controlling Shareholder will provide us with various corporate support services, including but not limited to:

●	administrative support;

●	marketing and branding support;

●	technology support; and

●	provision of office space and facilities.

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

The service period under the transitional services agreement commenced on May 20, 2021, being the public filing date of the registration statement for our initial public offering, and had been renewed for an additional 18 months subsequently on November 20, 2022 and May 20, 2024. We may terminate the transitional services agreement with respect to either all or part of the services by giving 30-day prior written notice to our Controlling Shareholder and paying a termination fee equal to the direct costs incurred by our Controlling Shareholder in connection with its provision of services at the time of the early termination. Our Controlling Shareholder may terminate this agreement with respect to either all or part of the services by giving us a 30-day prior written notice if our Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of our company.

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

Our Controlling Shareholder has agreed not to compete with us during the non-competition period in our digital solutions services, media and entertainment services, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with our Controlling Shareholder during the non-competition period in the businesses currently conducted by our Controlling Shareholder, except for owning non-controlling equity interest in any company competing with our Controlling Shareholder.

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

Contractual Arrangements

In October 2022, we entered into an agreement with our Controlling Shareholder, pursuant to which we agree to provide digital solutions services to support the management of one of the investee companies for a fixed annual service fee of HK$20.0 million. In addition to the fixed annual service fee, we are entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from the investee company, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. We are also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of the investee company. However, we are not liable for any loss arising from the disposal of any shares of investee company by our Controlling Shareholder. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement.

Intellectual Property License Agreement with AMTD Group Inc.

WM&E licenses L’Officiel and The Art Newspaper trademarks and domain names and other intellectual property rights its uses in its business from our Controlling Shareholder. WM&E entered into an Intellectual Property License Agreement with our Controlling Shareholder on January 27, 2025. Under this agreement, our Controlling Shareholder grants, on behalf of itself and its affiliates, to WM&E an irrevocable, worldwide, fully paid-up, royalty-free, sublicensable license to (i) certain L’Officiel and The Art Newspaper trademarks and domain names (on an exclusive basis) and (ii) certain other intellectual property (on a non-exclusive basis), subject to the terms and conditions therein. We refer to the intellectual properties licensed to us under the Intellectual Property License Agreement collectively as the “Licensed IP.”

The license allows WM&E to use and exploit the Licensed IP in connection with the operation or conduct of its business, including publishing or making available its publications in paper and/or digital format and associated websites, social media activities, mobile applications and promotional and marketing activities and hospitality, temporary accommodation, food and beverage, event management, fashion shows and luxury goods and services, including related branded events, experiences, branded hotels and cafes.

If our Controlling Shareholder or its affiliate assigns or transfers any Licensed IP, our Controlling Shareholder shall, or shall cause its relevant affiliate to, require that the assignee or transferee be bound by all applicable licenses and covenants granted under this agreement with respect to such Licensed IP.

WM&E undertakes to and to cause its sublicensees to, display, affix and use the licensed trademarks in accordance with the branding guidelines of our Controlling Shareholder and its affiliates.

This agreement shall (i) remain in full force and effect for an initial term of 20 years and (ii) automatically renew for renewal terms of five years each, unless either party notifies the other party that it does not wish for this agreement to renew by no later than six months prior to the expiration of the then-current initial term or renewal term.

Either party may terminate this agreement if the other party materially breaches this agreement and the other party fails to cure such breach within 30 days following the other party’s receipt of written notice of such breach from the terminating party.

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

Our Hotel Properties

WME Assets holds the following premium whole building properties and provide hospitality services.

iclub AMTD Sheung Wan Hotel

We own a majority interest in the iclub AMTD Sheung Wan Hotel. iclub AMTD Sheung Wan Hotel is a contemporary select-service hotel centrally located amidst Hong Kong’s famed Sheung Wan district, a prime center for business and entertainment. The hotel has 32 stories with 98 guestrooms and suites and is managed by our joint venture partner. It has a total gross floor area of over 5,000 square meters, with an average occupancy rate of 92% and 90% in 2023 and the first half of 2024, respectively.

We hold a 999-year leasehold interest in the land plot underlying the iclub AMTD Sheung Wan Hotel. The hotel property is mortgaged to The Bank of East Asia, Limited in relation to loan facilities in the original principal amount of HK$400,000,000.

Dao by Dorsett AMTD Singapore

We own a majority interest and manage Dao by Dorsett AMTD Singapore. Located in the heart of Singapore’s Central Business District, Dao by Dorsett AMTD Singapore features high quality serviced apartment units with excellent connectivity. The property has 26 stories with 268 studios (with one and two bedrooms). It has a total gross floor area of over 25,000 square meters, with an average occupancy rate of 78% in 2023 and 79% in 2024.

We hold a 99-year leasehold interest in the land plot underlying Dao by Dorsett AMTD Singapore which expires in 2066. The hotel property is mortgaged to RHB Bank Berhad in relation to loan facilities in the original principal amount of SGD217,000,000.

Other property

We own a property located in New York. This property is one of our premium assets investments which is a recently completed high-rise luxury building situated in a major metropolitan area. The property is mortgaged to East West Bank in relation to the loan facilities in the aggregate principal amount of US$11.2 million.

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

We changed our basis of accounting from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, to U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our consolidated financial statements for the years ended April 30, 2022 and 2023, the six months ended October 31, 2023, the year ended October 31, 2024 and as of April 30, 2022 and 2023 and October 31, 2023 and 2024 included elsewhere in this annual report have been prepared in accordance with U.S. GAAP. Historical financial results for the years ended April 30, 2022 and 2023 and historical financial results as of April 30, 2022 and 2023 have also been adjusted based on U.S. GAAP.

A.  Operating Results

We are a comprehensive digital solutions platform in Asia with businesses spanning multiple verticals, including digital solutions services, media and entertainment and strategic investments. We also hold premium whole building properties and provide hospitality services through WME Assets.

We generated revenue primarily from fees and commissions from our digital solutions services, and media and entertainment business during the fiscal year ended April 30, 2022. We began to generate additional revenue from hotel operations, hospitality and VIP services business during the fiscal year ended April 30, 2023 after our acquisition of WME Assets in February 2023. Our revenue was US$25.3 million and US$33.1 million for the fiscal years ended April 30, 2022 and 2023, US$13.9 million and US$8.7 million for the six months ended October 31, 2022 and 2023, and US$22.8 million for the fiscal year ended October 31, 2024, respectively. Our net profit was US$25.8 million and US$40.8 million for the fiscal years ended April 30, 2022 and 2023, US$10.7 million and US$30.8 million for the six months ended October 31, 2022 and 2023, and US$41.7 million for the fiscal year ended October 31, 2024, respectively.

In October 2023, AMTD IDEA Group acquired 100% of the equity interests in The Art Newspaper SA, which then owned the business unit of “The Art Newspaper.” From October 2024 through November 2024, a series of reorganization steps, which we refer to as the “WM&E Reorganization,” were taken to (i) establish World Media and Entertainment Universal Inc. as the holding company transfer and consolidate the business of L’Officiel, The Art Newspaper, WME Assets Group and certain movie rights investments into World Media and Entertainment Universal Inc., and (ii) we acquired the controlling stake of World Media and Entertainment Universal Inc. As such, business units under WM&E have been consolidated by the Company starting from October 2024. The consolidation is based on business combination under common control using predecessor accounting prospectively, and is therefore not reflected in the consolidated statements of profit or loss and other comprehensive income presented in this annual report.

Key Factors Affecting Our Results of Operations

Our business and operating results are influenced by a number of general factors that impact the digital solution industry, media and entertainment industry, hospitality industry and strategic investment business.

The general factors include, among others, changes in the global macroeconomic environment, economic growth in the jurisdictions we operate, growth in consumer spending and consumption upgrade, costs along the supply chain, shifts in consumer preferences and competition, political and geopolitical uncertainties, terrorism, epidemic or pandemic, civil unrest, fiscal or other economic policy of governments, political, legislative and regulatory reform, changes in market trends. Unfavorable changes in any of these general factors could adversely affect demand for our content, products and services and materially and adversely affect our results of operations.

While our business and results of operations are influenced by these general factors, they are more directly affected by the following company-specific factors.

Rate of adoption of digital solutions services in Asia

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

The revenue that we generate from our digital solutions services business will depend in a large part on the rate at which the global population embraces digital solutions services. Should the global markets not embrace digital solutions services as rapidly as we anticipate, our future results of operation could be affected.

Our ability to expand into new markets and offer new products and services

Digital solutions services is a highly regulated industry, and digital financial licenses are generally regulated separately across different product types and different regions. In order to provide one-stop cross-regional digital solutions services that meet the evolving needs of clients, it is important for us to obtain licenses from multiple regulatory regimes. At the same time, it is imperative for us to continue to offer new products and services in order to attract new customers and retain our existing customers. If we are unable to obtain licenses or offer new products and services to attract and retain our clients, our future results of operation could be affected.

Our ability to produce content and attract audience

Our business and results of operations depend significantly on our ability to create compelling content that resonates with our target audience. Our ability to produce high-quality, engaging content across various mediums, including magazines and motion pictures, forms the cornerstone of our value proposition. The freshness, relevance and diversity of our content portfolio are paramount in capturing and retaining audience attention in the current competitive media and entertainment landscape. Our success in attracting and retaining a loyal audience directly impacts our revenue streams, whether through subscriptions, advertising or box office sales. By continuously innovating and adapting to evolving audience preferences, consumption habits and technological advancements, we aim to enhance our position as a leading content provider. Additionally, the success of our content creation and audience engagement hinges on our ability to maintain and continually enrich our IP portfolio, thereby effectively protecting our creative output. Our intellectual property assets include trademarks, copyrights in printed and digital publication materials, domain names and licenses of intellectual property rights. Further, our ability to grow and retain audience depends on our ability to foster meaningful connections with our audience through tailored marketing strategies, community engagement initiatives and market insights.

Our ability to improve our advertising revenue

Our business and results of operations are intertwined with our ability to enhance our advertising revenue, namely, to establish strong relationships with advertisers and leverage our platform to offer targeted and impactful advertising solutions. Through innovative advertising formats, market insights and customized campaigns, we provide advertisers with compelling opportunities to connect with our audience effectively. Additionally, we have been expanding our advertising reach across various channels and platforms, as well as capitalizing on emerging trends and technologies to maximize exposure and engagement. By continuously refining our advertising offerings, optimizing pricing strategies and enhancing the effectiveness of our advertising placements, we also seek to unlock new revenue opportunities and drive sustained growth.

Our ability to compete in the hospitality market and the expansion of our hotel network

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

Our hospitality revenues largely depend on the size of our hotel network. Furthermore, we believe the expanded geographic coverage of our hotel network will enhance our brand recognition. As a result, the success of our hospitality business depends on whether we can successfully increase the number of hotels and hotel rooms in our hotel network and our ability to maintain the quality of service at our hotels and the value of our brand.

Our ability to cultivate and diversify our businesses and explore synergies

Our business and results of operations rely heavily on our ability to cultivate new revenue streams and harness synergies across our diverse business segments. Central to this endeavor is our commitment to innovation, strategic partnerships and cross-functional collaboration. By continuously identifying emerging market opportunities, unmet customer needs and evolving industry trends, we aim to diversify our revenue sources and expand our market reach. Additionally, we leverage our existing assets, capabilities and expertise to synergize across our various business segments. Through collaborations, strategic alliances, joint ventures and strategic investments, we seek to capitalize on complementary strengths and shared resources to create value and drive sustainable growth. Further, we are committed to ongoing strategic expansion, market penetration and brand visibility across key international markets for most of our business lines. Our robust global presence enables us to leverage economies of scale, optimize resource allocation, drive operational efficiencies across our international operations and mitigate risks associated with regional economic fluctuations. Moreover, our focus on customer-centricity and agility enables us to adapt quickly to changing market dynamics and capitalize on emerging trends, so that we remain at the forefront of innovation and opportunities.

Key Components of Results of Operations

Revenue

Our revenue consists of (i) digital solutions services income, (ii) hotel operations, hospitality and VIP services income, and (iii) media and entertainment services income.

We derived fee income primarily from three business lines: (i) digital solutions services which currently consists of insurance brokerage income, where we charge fees and commissions from insurance purchasers, which are paid either directly to us or through insurance provider partners, and digital solutions services income, where we recognize our fee and commissions income over the period of contracts, and (ii) hotel operations, hospitality and VIP services, which represents hotel and property investments and hotel operations and management, and (iii) media and entertainment services business income in which we creates and promotes digital content by investing in and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms.

	For the Year Ended April 30,				For the Six Months Ended October 31,				For the Year Ended October 31,
	2022		2023		2022		2023		2024
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Digital solutions services	25,203	99.7	29,577	89.5	13,402	96.3	1,764	20.3	3,413	15.0
Media and entertainment services income	68	0.3	1,294	3.9	516	3.7	27	0.3	4	0.0
Hotel operations, hospitality and VIP services income	-	-	2,195	6.6	-	-	6,882	79.4	19,397	85.0
Total	25,271	100.0	33,066	100.0	13,918	100.0	8,673	100.0	22,814	100.0

In October 2023, AMTD IDEA Group acquired 100% of the equity interests in The Art Newspaper SA, which then owned the business unit of “The Art Newspaper.” From October 2024 through November 2024, a series of reorganization steps (collectively, the “WM&E Reorganization”) were taken to (i) establish World Media and Entertainment Universal Inc. as the holding company transfer and consolidate the business of L’Officiel, The Art Newspaper, WME Assets Group and certain movie rights investments into World Media and Entertainment Universal Inc., and (ii) we acquired the controlling stake of WM&E. As such, business units under WM&E became consolidated by the Company starting from October 2024. The consolidation is based on business combination under common control using predecessor accounting prospectively, and is therefore not reflected in the consolidated statements of profit or loss and other comprehensive income presented in this annual report. WM&E generates revenue from fashion, arts and luxury media advertising and marketing services income and licensing, subscription and marketing services income.

Changes in fair value on financial assets measured at FVTPL

We record changes in fair value on financial assets measured at FVTPL with respect to our listed and unlisted equity investments and movie income right investments.

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

Depreciation and amortization

Our depreciation and amortization mainly consists of depreciation of properties held and amortization of intangible assets.

Advertising and promotion expenses

Our advertising and promotion expenses mainly consist of expenses incurred to promote and enhance our branding.

Other expenses

Our other expenses mainly consist of hotel operation related expenses, insurance expenses, traveling and business development expenses, donation, and other miscellaneous expenses.

Other income

Other income consists of interest income and other non-recurring miscellaneous income.

Other gains and losses

Other gains and losses consist of (i) net exchange gain or loss, (ii) recovery of accounts and other receivables written off, and (iii) gain on disposal of subsidiaries.

Taxation

We had income tax expense of US$3.0 million, US$4.5 million, US$2.0 million and US$0.8 million for the fiscal years ended April 30, 2022 and 2023, the six months ended October 31, 2023, and the fiscal year ended October 31, 2024, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Asia.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, capital gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on payments of dividends.

France

In France, corporate income tax rate of 15% applies to the first €38,120 of taxable profits for entities realizing a turnover up to €10 million. The corporate income tax rate above €38,120 of taxable profits is 25%.

Italy

Italian corporate entities are subject to a corporate income tax of 24%, and to a regional production tax of 3.9%.

United States

In the United States, the federal corporate tax rate is a flat rate of 21%. New York, where one of our subsidiaries domiciles, has a 6.50% to 8.85% corporate income tax rate.

Southeast Asia

Malaysian corporate income tax is 25% of the chargeable. Singapore tax on corporate income is imposed at a flat rate of 17%.

Results of Operations

	For the Year Ended April 30,				For the Six Months Ended October 31,				For the Year Ended October 31,
	2022		2023		2022		2023		2024
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	25,271	100.0	33,066	100.0	13,918	100.0	8,673	100.0	22,814	100.0
Dividend income	—	—	—	—	—	—	—	—	634	2.8
Employee benefits expense	(9,293)	(36.8)	(9,868)	(29.8)	(3,761)	(27.0)	(3,074)	(35.4)	(5,057)	(22.2)
Advertising and promotion expense	(522)	(2.1)	(655)	(2.0)	(318)	(2.3)	(177)	(2.0)	(313)	(1.4)
Premises and office expenses	(741)	(2.9)	(996)	(3.0)	(482)	(3.5)	(1,486)	(17.1)	(58)	(0.3)
Legal and professional fee	(3,010)	(11.9)	(2,891)	(8.7)	(1,199)	(8.6)	(1,338)	(15.4)	(262)	(1.1)
Depreciation and amortization	(846)	(3.3)	(1,312)	(4.0)	(421)	(3.0)	(1,441)	(16.6)	(5,642)	(24.7)
Other expenses	(405)	(1.6)	(2,442)	(7.4)	(498)	(3.6)	(4,586)	(52.9)	(13,347)	(58.5)
Finance costs	—	—	(1,195)	(3.6)	—	—	(3,403)	(39.2)	(10,326)	(45.3)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	16,940	67.0	15,386	46.5	351	2.5	16,279	187.7	(3,003)	(13.2)
Other income	867	3.4	16,052	48.5	4,852	34.9	8,988	103.6	20,020	87.8
Other gains and losses, net	609	2.4	153	0.5	(42)	(0.3)	14,342	165.4	37,000	162.2
Profit before tax	28,870	114.2	45,298	137.0	12,400	89.1	32,777	378.1	42,460	186.1
Income tax expense	(3,030)	(11.9)	(4,485)	(13.6)	(1,731)	(12.4)	(1,991)	(23.0)	(785)	(3.4)
Profit for the year/period	25,840	102.3	40,813	123.4	10,669	76.7	30,786	355.1	41,675	182.7
Other comprehensive (expense) income for the year:
Items that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency	(4,145)	(16.4)	(30)	(0.1)	—	—	1,168	13.5	1,564	6.9
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(106)	(0.4)	(960)	(2.9)	(111)	(0.8)	(956)	(11.0)	(625)	(2.7)
Cumulative exchange differences reclassified to profit or loss upon disposal of foreign operations	—	—	—	—	—	—	—	—	2,695	11.8
Share of other comprehensive income of joint ventures	—	—	377	1.1	—	—	126	1.5	1,312	5.8
	(106)	(0.4)	(583)	(1.8)	(111)	(0.8)	(830)	(9.5)	3,382	14.9
Other comprehensive (expense) income for the year	(4,251)	(16.8)	(613)	(1.9)	(111)	(0.8)	338	4.0	4,946	21.8
Total comprehensive income for the year	21,589	85.5	40,200	121.5	10,558	75.9	31,124	359.0	46,621	204.5

Segment Information

We report our results of operations in three reportable segments: digital solutions services, hotel operations, hospitality and VIP services, and media and entertainment services, which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended April 30,		For the Six Months Ended October 31,		For the Year Ended October 31,
	2022	2023	2022	2023	2024
	US$	US$	US$	US$	US$
	(in thousands)
Digital Solutions Services
Segment revenue	25,203	29,577	13,402	1,764	3,413
Segment results(1)	17,649	21,557	9,978	(221)	2,423
Hotel Operations, Hospitality and VIP Services
Segment revenue	—	2,195	—	6,882	19,397
Segment results(1)	—	(1,185)	—	(2,189)	(3,029)
Media and Entertainment Services
Segment revenue	68	1,294	516	27	4
Dividend income	—	—	—	—	634
Changes in fair value on financial assets measured at FVTPL	16,940	15,386	351	16,279	(3,003)
Segment results(1)	17,491	19,287	3,423	16,114	(2,365)
Total segment results	35,140	39,659	13,401	13,704	(2,971)

Note:

(1)	Segment result represents segment revenue and changes in fair value on financial assets measured at FVTPL less direct cost attributable to the applicable segment.

Fiscal Year Ended October 31, 2024 Compared to Fiscal Year Ended April 30, 2023

Digital solutions services

The revenue of the digital solutions services segment decreased significantly from US$29.6 million for the fiscal year ended April 30, 2023 to US$3.4 million for the fiscal year ended October 31, 2024 and the segment profit decreased from US$21.6 million for the fiscal year ended April 30, 2023 to US$3.4 million for the fiscal year ended October 31, 2024, primarily due to the deterioration in the global economic environment and a change in revenue mix resulting from the restructuring of our business focuses.

Hotel operations, hospitality and VIP services segment

The revenue of the hotel operations, hospitality and VIP services segment increased significantly from US$2.2 million for the fiscal year ended April 30, 2023 to US$19.4 million for the fiscal year ended October 31, 2024 and the segment loss increased from US$1.2 million for the fiscal year ended October 31, 2023 to US$3.0 million for the fiscal year ended October 31, 2024, primarily due to the additional contribution recognized from our hotels to the segment and increase in the average interest rate of the borrowings.

Media and entertainment services segment

The loss of media and entertainment services segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL relating to our investments , was US$2.4 million for the fiscal year ended October 31, 2024, compared to US$19.3 million profit for the fiscal year ended April 30, 2023, primarily due to the unrealized loss in fair value from certain investments during the fiscal year ended October 31, 2024. Certain business units under WM&E (i.e. L’Officiel and The Art Newspaper) have been consolidated by the Company starting from October 2024. The consolidation is based on business combination under common control using predecessor accounting prospectively, and is therefore not reflected in the consolidated statements of profit or loss and other comprehensive income presented in this annual report.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 6 to our consolidated financial statements for the fiscal years ended April 30, 2023 and October 31, 2024 included elsewhere in this annual report.

Revenue

Our revenue from contracts with customers decreased from US$33.1 million for the fiscal year ended April 30, 2023 to US$22.8 million for the fiscal year ended October 31, 2024, primarily due to a change in revenue mix resulting from the restructuring of our business focuses, leading to a decrease in commission and fee income deriving from digital solution services, offset by an increase in service income from hotel operations, hospitality and VIP services segment.

●	Digital solution services. Our fee and commission income from the digital solution services segment dropped significantly from US$29.6 million for the fiscal year ended April 30, 2023 to US$3.4 million for the fiscal year ended October 31, 2024, primarily due to the decrease in commission income as a result of the deterioration in the global economic environment.

●	Hotel operations, hospitality and VIP services. We acquired the hotel operations, hospitality and VIP services business in February 2023. Our service income from this segment increased significantly from US$2.2 million for the fiscal year ended April 30, 2023 to US$19.4 million for the fiscal year ended October 31, 2024. We consolidated the hotel operation since February 2023, thus, only 3 months revenue from hotel operations, hospitality and VIP services business during the fiscal year ended April 30, 2023. We consolidated the full year revenue and the additional contribution in this segment during the fiscal year ended October 31, 2024.

●	Media and entertainment services Our media and entertainment services income from media and entertainment services segment decreased from US$1.3 million for the fiscal year ended April 30, 2023 to US$4.0 thousands for the fiscal year ended October 31, 2024, primarily due to a change in our business mix and hence our revenue stream.

Changes in fair value on financial assets measured at FVTPL

Our changes in fair value on financial assets measured at FVTPL were US$3.0 million loss for the fiscal year ended October 31, 2024, compared to US$15.4 million gain in the fiscal year ended April 30, 2023, primarily due to the realized and unrealized loss in fair value from certain investments in the fiscal year ended October 31, 2024.

Employee benefits expense

Our employee benefits expense decreased by 48.8% from US$9.9 million for the fiscal year ended April 30, 2023 to US$5.1 million for the fiscal year ended October 31, 2024, primarily due to the tightening of cost control measures as a result of the global economic slowdown and rising geopolitical uncertainties.

Advertising and promotion expense

Our advertising and promotion expense decreased by 52.2% from US$0.7 million for the fiscal year ended April 30, 2023 to US$0.3 million for the fiscal year ended October 31, 2024, mainly due to the decrease in promotional activities.

Premises and office expenses

Our premises and office expenses decreased significantly by 94.2% from US$1.0 million for the fiscal year ended April 30, 2023 to US$58 thousand for the fiscal year ended October 31, 2024, mainly resulted from the disposal of certain business operations in the fiscal year ended October 31, 2024.

Legal and professional fee

Our legal and professional fee decreased significantly by 90.9% from US$2.9 million for the fiscal year ended April 30, 2023 to US$0.3 million for the fiscal year ended October 31, 2024 due to higher professional fee incurred during the fiscal year ended April 30, 2023 as a result of the listing of the Company.

Depreciation and amortization

Our depreciation and amortization expenses increased by 330.0% from US$1.3 million for the fiscal year ended April 30, 2023 to US$5.6 million for the fiscal year ended October 31, 2024, mainly due to the increase in depreciation arising from the hotel operations, hospitality and VIP services segment as a result of the additional contribution in the segment.

Other expenses

Our other expenses increased by 446.6% from US$2.4 million for the fiscal year ended April 30, 2023 to US$13.3 million for the fiscal year ended October 31, 2024, mainly due to the incurrence of hotel operating cost as a result of the additional contribution recognized from our hotel operations.

Finance costs

Our finance costs increased by 764.1% from US$1.2 million for the fiscal year ended April 30, 2023 to US$10.3 million for the fiscal year ended October 31, 2024, primarily due to the interest expenses incurred in respect of the additional borrowings from the hotel operations, hospitality and VIP services business and also increase in average interest rate on the borrowings during the fiscal year ended October 31, 2024.

Other income

Our other income increased by 24.7% from US$16.1 million for the fiscal year ended April 30, 2023 to US$20.0 million for the fiscal year ended October 31, 2024, primarily due to an increase in bank interest income as we generated additional interest income from deposits with banks.

Other gains and losses

Our other gains and losses increased from US$0.2 million for the fiscal year ended April 30, 2023 to US$37.0 million for the fiscal year ended October 31, 2024, primarily due to the disposal of certain subsidiaries which were principally engaged in digital solution services and hotel operation.

Income tax expense

We incurred income tax expense of US$4.5 million and US$0.8 million for the fiscal year ended April 30, 2023 and October 31, 2024, respectively. The decrease in our income tax expense resulted from decrease in assessable profits in the fiscal year ended October 31, 2024.

Profit for the year

As a result of the foregoing, our profit increased from US$40.8 million for the fiscal year ended April 30, 2023 to US$41.7 million for the fiscal year ended October 31, 2024.

Six Months Ended October 31, 2023 compared to Six Months Ended October 31, 2022

Digital solutions services segment

The revenue of the digital solutions services segment decreased from US$13.4 million for the six months ended October 31, 2022 to US$1.8 million for the six months ended October 31, 2023 and the segment results changed from a profit of US$10.0 million for the six months ended October 31, 2022 to a loss of US$0.2 million for the six months ended October 31, 2023, primarily due to (i) the focusing of our efforts on generating long-term and stable values out from the global intellectual property titles we acquired, and thereby the reengineering of our cooperation and relationship with global business partners which is taking time to realize, and (ii) the increase in operating expenses incurred during the six months ended October 31, 2023.

Hotel operations, hospitality and VIP services segment

We acquired the hotel operations, hospitality and VIP services business in February 2023. The revenue of the hotel operations, hospitality and VIP services segment was US$6.9 million for the six months ended October 31, 2023 and the segment loss was US$2.2 million for the six months ended October 31, 2023.

Media and entertainment services segment

The profit of media and entertainment services segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL from our investments in movie income rights, was US$16.3 million for the six months ended October 31, 2023, compared to US$0.4 million for the six months ended October 31, 2022, primarily due to the gain from the disposal of movie income rights investments.

Revenue

Our revenue from contracts for the six months ended October 31, 2023 was US$8.7 million as compared to US$13.9 million for the six months ended October 31, 2022.

■	Digital solution services. Our fee and commission income decreased from US$13.4 million for the six months ended October 31, 2022 to US$1.8 million for the six months ended October 31, 2023, primarily due to the focusing of our efforts on generating long-term and stable values out from the global intellectual property titles we acquired, and thereby the reengineering of our cooperation and relationship with global business partners, although all of these steps would take time to realize.

■	Hotel operations, hospitality and VIP services. We acquired the hotel operations, hospitality and VIP services business in February 2023. The revenue of the hotel operations, hospitality and VIP services segment was US$6.9 million for the six months ended October 31, 2023.

■	Media and entertainment services. Our media and entertainment services income from media and entertainment services segment decreased from US$0.5 million for the six months ended October 31, 2022 to US$27 thousand for the six months ended October 31, 2023.

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

Premises and office expenses

Our premises and office expenses increased by 208.3% from US$0.5 million for the six months ended October 31, 2022 to US$1.5 million for the six months ended October 31, 2023 mainly due to the incremental costs attributable to the post-acquisition operations of WME Assets.

Legal and professional fee

Our legal and professional fee remained relatively stable at US$1.2 million to US$1.3 million for the six months ended October 31, 2023 and 2022.

Depreciation and amortization

Our depreciation and amortization expenses increased by 242.3% from US$0.4 million for the six months ended October 31, 2022 to US$1.4 million for the six months ended October 31, 2023 primarily attributable to our hotel properties.

Other expenses

Our other expenses increased by 820.9% from US$0.5 million for the six months ended October 31, 2022 to US$4.6 for the six months ended October 31, 2023 primarily attributable to (i) the addition of hotel operation expenses of US$2.8 million, and (ii) the share of losses of joint ventures of US$1.4 million.

Finance costs

Our finance costs increased from nil for the six months ended October 31, 2022 to US$3.4 million for the six months ended October 31, 2023, primarily attributable to our incremental borrowings and to the consolidation of WME Assets which had outstanding bank loans financing the underlying real estate properties.

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

Other gains and losses, net

We recorded other losses of US$42 thousand for the six months ended October 31, 2022 as compared to other gains of US$14.3 million for the six months ended October 31, 2023. The difference is primarily attributable to the gain on disposal of subsidiaries which are engaged in digital solutions services of US$14.7 million.

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

Fiscal Year Ended April 30, 2023 Compared to Fiscal Year Ended April 30, 2022

Digital solutions services

The revenue of the digital solutions services segment increased from US$25.2 million for the fiscal year ended April 30, 2022 to US$29.6 million for the fiscal year ended April 30, 2023 and the segment profit increased from US$17.6 million for the fiscal year ended April 30, 2022 to US$21.6 million for the fiscal year ended April 30, 2023, primarily due to the increase in fee income as the result of the higher contracts sum for the renewed contracts of existing clients and new contracts of new clients in general during the fiscal year ended April 30, 2023.

Hotel operations, hospitality and VIP services segment

The revenue of the hotel operations, hospitality and VIP services segment was US$2.2 million for the fiscal year ended April 30, 2023 and the segment loss was US$1.2 million as a result of the completion of our acquisition of WME Assets in February 2023.

Media and entertainment services

The profit of media and entertainment services segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL from our investments in movie rights income, was US$19.3 million for the fiscal year ended April 30, 2023, compared to US$17.5 million for the fiscal year ended April 30, 2022, primarily due to the realized and unrealized gain in fair value from certain investments and the increase in the media and entertainment services income during the fiscal year ended April 30, 2023.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 6 to our consolidated financial statements for the fiscal years ended April 30, 2022 and 2023 included elsewhere in this annual report.

Revenue

Our revenue from contracts with customers increased from US$25.3 million for the fiscal year ended April 30, 2022 to US$33.1 million for the fiscal year ended April 30, 2023, primarily due to the expansion of our digital solutions services business and media and entertainment services business, and the acquisition of the hotel operations, hospitality and VIP services business.

●	Digital solutions services. Our fee and commission income from the digital solutions services segment increased from US$25.2 million for the fiscal year ended April 30, 2022 to US$29.6 million for the fiscal year ended April 30, 2023, primarily due to the increase in fee income as the result of the higher contracts sum for the renewed contracts of existing clients and new contracts of new clients in general during the fiscal year ended April 30, 2023.

●	Hotel operations, hospitality and VIP services. We acquired the hotel operations, hospitality and VIP services business in February 2023. From then on until April 30, 2023, our service income from this segment was US$2.2 million.

●	Media and entertainment services. Our media and entertainment services income from media and entertainment services segment increased from US$68 thousand for the fiscal year ended April 30, 2022 to US$1.3 million for the fiscal year ended April 30, 2023, primarily due to the expansion of the media and entertainment services during the fiscal year ended April 30, 2023.

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

Other expenses

Our other expenses increased by 503.0% from US$0.4 million for the fiscal year ended April 30, 2022 to US$2.4 million for the fiscal year ended April 30, 2023 mainly due to the incurrence of hotel operating cost after the completion of the acquisition of WME Assets in February 2023 and the increase in administrative expenses after our listing in July 2022.

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

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements included elsewhere in this annual report.

B. Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating and investing activities are net cash provided from operating activities, funding from our Controlling Shareholder, historical equity financing activities, bank borrowing and proceeds from public offerings. As of October 31, 2023 and October 31, 2024, we had US$134.8 million and US$27.9 million in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding cash and cash equivalents of disposal group fiduciary bank balances representing client’s cash, which are unrestricted for withdrawal or use, and pledged bank deposits.

Our total bank borrowings were US$257.6 million as of October 31, 2024. Our bank borrowings of US$224.4 million were secured by properties. Another bank borrowing of US$33.1 million was secured by the pledged bank balance of US$33.0 million.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended April 30,		For the Six Months Ended October 31,		For the Year Ended October 31,
	2022	2023	2022	2023	2024
	US$	US$	US$	US$	US$
			(in thousands)
Summary Consolidated Cash Flow Data
Net cash from/(used in) operating activities	10,250	15,501	(691)	21,360	4,245
Net cash used in investing activities	(49,139)	(119,494)	(3,747)	(35,990)	(75,528)
Net cash from/(used in) financing activities	—	243,462	128,926	(3,969)	(35,812)
Net (decrease)/increase in cash and cash equivalents	(38,889)	139,469	124,888	(18,599)	(107,095)
Cash and cash equivalents at beginning of the year/period	53,631	14,337	14,337	153,661	135,089
Effect of foreign exchange rate changes	(405)	(145)	(73)	27	(133)
Cash and cash equivalents at end of the year/period	14,337	153,661	138,752	135,089	27,861
Represented by:
Cash and cash equivalents	14,337	152,930	138,752	134,843	27,861
Cash and cash equivalents classified as assets held for sale	—	731	—	246	—
	14,337	153,661	138,752	135,089	27,861

Operating Activities

Net cash generated from operating activities for the fiscal year ended October 31, 2024 was US$4.2 million, which consists of our profit before tax of US$42.5 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$3.0 million of changes in fair value on financial assets measured at FVTPL, US$10.3 million of finance costs, US$5.6 million of depreciation and amortization and share of losses of joint ventures, as partially offset by US$20.0 million of bank and other interest income and US$37.2 of gain on disposal of subsidiaries. The principal items accounting for the changes in operating assets and liabilities were (i) US$0.8 million of increase in account receivables, (ii) US$0.8 million of decrease in client’s monies held on trust, (iii) US$0.7 million of increase in accounts payable, and (iv) tax payment of US$1.1 million.

Net cash generated from operating activities for the six months ended October 31, 2023 was US$21.4 million, which consists of our profit before tax of US$32.8 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$3.4 million of finance costs and US$1.4 million of share of losses of joint ventures, as partially offset by US$16.3 million of change in fair value on financial assets measured at FVTPL, US$14.7 million of gain on disposal of subsidiaries, US$9.0 million in interest income. The principal items accounting for the changes in operating assets and liabilities were (i) US$16.9 million increase in other payable and accruals, and (ii) US$5.8 million decrease in prepayments, deposits and other receivables.

Net cash generated from operating activities for the fiscal year ended April 30, 2023 was US$15.5 million, which consists of our profit before tax of US$45.3 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$1.2 million of finance costs, and US$1.3 million of depreciation and amortization, as partially offset by US$15.4 million of changes in fair value on financial assets measured at FVTPL and US$15.9 million of bank and other interest income. The principal items accounting for the changes in operating assets and liabilities were (i) US$4.3 million of increase in account receivables primarily attributable to the digital solutions services income rendered, (ii) US$4.5 million of increase in contract liabilities primarily attributable to the upfront fee for received from digital solutions services business, (iii) US$1.5 million of decrease in prepayments, deposits and other receivables, and (iv) tax payment of US$4.1 million.

Net cash generated from operating activities for the fiscal year ended April 30, 2022 was US$10.3 million, which consists of our profit before tax of US$28.9 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$1.1 million of share-based payment, and US$0.8 million of depreciation and amortization, as partially offset by US$16.9 million of changes in fair value on financial assets measured at FVTPL. The principal items accounting for the changes in operating assets and liabilities were (i) US$3.8 million of decrease in account receivables primarily attributable to the increase in settlement of digital solutions services income, (ii) US$3.0 million of decrease in contract liabilities primarily attributable to the digital solutions services rendered, (iii) US$1.4 million of increase in accruals and other payables primarily due to the increase in accrued expenses for listing, and (iv) tax payment of US$5.3 million.

Investing Activities

Net cash used in investing activities for the fiscal year ended October 31, 2024 was US$75.5 million, which was mainly attributable to (i) US$89.5 million of advances from AMTD Group in connection with intra-group treasury fund allocation, partially offset by (i) US$9.1 million of cash acquired from acquisition of subsidiaries, (ii) and US$5.9 million of interest received.

Net cash used in investing activities for the six months ended October 31, 2023 was US$36.0 million, which was mainly attributable to US$36.4 million of net advance to AMTD Group in connection with intra-group treasury fund allocation.

Net cash used in investing activities for the fiscal year ended April 30, 2023 was US$119.5 million, which was mainly attributable to (i) US$179.2 million of net cash outflow from movement in amount due from AMTD Group in connection with intra-group treasury fund allocation, (ii) proceeds from disposal of financial assets at FVTPL of US$58.2 million, (iii) US$3.9 million of net cash inflow on acquisition of WME Assets, (iv) consideration paid of US$5.5 million for the acquisition of a movie right investments and (v) interest received of US$3.1 million.

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

Financing Activities

Net cash used in financing activities for the fiscal year ended October 31, 2024 was US$35.8 million, which was attributable to (i) US$15.0 million of bank borrowing repayment, (ii) US$13.3 million repayment to non-controlling shareholders, and (iii) US$7.5 million of finance costs paid.

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

Capital Expenditures

Our capital expenditures currently consist of additions of properties through acquisition of WME Assets and WM&E in recent years. Our capital expenditures were US$232.7 thousand for the fiscal year ended April 30, 2022, US$1.7 thousand for the fiscal year ended April 30, 2023, US$17.0 thousand for the six months ended October 31 2023, and US$205.5 million for the fiscal year ended October 31, 2024. We will make capital expenditure to meet the expected growth of our business. We intend to fund our future capital expenditure with our existing cash and bank balances.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of October 31, 2024.

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended October 31, 2024 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.  Critical Accounting Estimates

The Critical Accounting Estimates are consistent with the disclosure presented in the consolidated financial statements included elsewhere in this annual report.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. Our chief executive officer is appointed by the executive management committee of the board of directors on a 6-month rotation basis. See “—C. Board Practices—Executive Management Committee of the Board of Directors.”

Directors and Executive Officers	Age	Position/Title
Timothy Wai Cheung Tong	71	Chairman of the Board of Directors and Independent Director
Feridun Hamdullahpur	70	Chairman of Executive Management Committee and Independent Director
Joanne Shoveller	64	Co-chairman of the Board of Directors and Independent Director
Giampietro Baudo	46	Chief Executive Officer
Xavier Zee	50	Chief Financial Officer

Dr. Timothy Wai Cheung Tong was appointed as chairman of the board of directors and an independent director of AMTD Digital Inc. in February 2021 and February 2020, respectively. Dr. Tong has also been an independent director of AMTD IDEA Group (NYSE: AMTD; SGX: HKB) since February 2022. As the chief executive officer of AMTD Charity Foundation, Dr. Tong has been instrumental in establishing various collaborative initiatives with academic institutions to enhance talent preparation. For example, the formation of the AMTD FinTech Centre of PolyU Faculty of Business has spawned the first doctoral degree in FinTech in Asia. Dr. Tong served as president of The Hong Kong Polytechnic University from January 2009 to December 2018 and as dean of the school of engineering and applied science at the George Washington University from August 2000 to July 2008. For community engagement, Dr. Tong serves as chairman of the Hong Kong Laureate Forum, which is an organization formed by distinguished personalities and academics in Hong Kong. The mission is to connect the current and next generation of leaders in scientific pursuit and to promote the interest of science and technology to the young generation and arouse their interest in scientific research. Dr. Tong is former chairman of the steering committee of the Pilot Green Transport Fund of the Environmental Protection Department, a fellow of the American Society of Mechanical Engineers, and a fellow and former president of the Hong Kong Academy of Engineering Sciences. Currently, Dr. Tong serves as an independent non-executive director of Airstar Bank Limited,) an independent non-executive director of Gold Peak Technology Group Limited (SEHK: 40); a non-executive director of Freetech Road Recycling Technology (Holdings) Limited (SEHK: 6888); and an independent non-executive director of Gold Peak Industries Limited (SGX: G20). Dr. Tong has been a Justice of the Peace in Hong Kong since July 2010. Dr. Tong received a Ph.D. and a master of science in engineering from the University of California at Berkeley in December 1980 and June 1978, respectively, and a bachelor of science in mechanical engineering from Oregon State University in June 1976.

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

Joanne Shoveller is our independent director and was appointed as co-chairman of the board of directors in February 2024. Currently advising entrepreneurs, universities and foundations, Ms. Shoveller was the president and vice chancellor of International Business University from January 2022 to December 2024 and has served on the executive team of four higher education institutions, most recently as vice president of advancement at the University of Waterloo from 2017 to 2021. Prior to that, Ms. Shoveller held progressive roles in part-time and continuing education, university advancement and the Ivey Business School at Western University. In 1997 she was assigned to Hong Kong as part of the small team that founded Ivey’s Asian campus, executive MBA, research, case-writing and fundraising programs. In 2001 Ms. Shoveller influenced the successful closure of the Ivey Campaign then assumed leadership of the Ivey MBA program until 2004, diversifying and strengthening its student cohort and steering curriculum development. Ms. Shoveller led the advancement teams at the University of Guelph from 2004 to 2012 and INSEAD Business School in France from 2012 to 2016, building alumni, donor and corporate relations, multiplying charitable giving, contributing to strategic direction and launching two capital campaigns. With a strong focus on business – university partnerships, Ms. Shoveller has volunteered and consulted with organizations based in North America, Europe, Asia, Australia and Africa, from which she brings a rich international perspective to her work, along with unique insights into the student, faculty, employer and alumni experience. Ms. Shoveller holds a Bachelor of Arts from Wilfrid Laurier University, an MBA from Ivey Business School, Western University and achieved the ICD.D, June 2022 designation from the Institute of Corporate Directors, through the University of Toronto ICD-Rotman, Directors Education Program, April 2022.

Giampietro Baudo is our chief executive officer. He is the Global Chief Content Officer of L’Officiel and the Editor in Chief of L’Officiel Italia Publishing SRL. He joined L’Officiel in 2019 from Esquire Italia where he has served as the Editor in Chief since 2017, launching and managing one of the world’s leading men’s fashion publications (in his tenure at Hearst Magazines Italia he worked closely to the board also for the feminine magazine Elle and Marie Claire plus on digital launch of Harper’s Bazaar Italia). Previously he was the Editor in Chief of MF Fashion, the one and only European daily newspaper about fashion and luxury, where he continues to be contributor go with the BLACKSTAGE weekly column. During his career he has been, also, Managing Editor of L’Uomo Vogue, Vogue Sport and Vogue Tessuti, Editor at large of Vogue Italia, EIC of MFF-Magazine for Fashion and MFF-Magazine for Living, Curator of the exhibition “Eccellenza Italia” in China, Creative Director of Ladies and contributor to System magazine, Elle and Vogue Italia. He is also part of the jury/committee for CFDA-The Council of Fashion Designers of America, BFC-British fashion council, CNMI-Camera nazionale della moda Italiana, ITS-International Talent Support and many other international fashion awards.

Xavier Zee is our chief financial officer. Mr. Zee is also the chief financial officer of AMTD IDEA Group. Mr. Zee was admitted to the partnership of PricewaterhouseCoopers in 2008 and has over 24 years of professional experience in providing assurance, business advisory, and capital market services to companies, especially in the financial service industry. Mr. Zee obtained his bachelor’s degree in business administration with first class honors in The Chinese University of Hong Kong in 1996. Mr. Zee is currently a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants, and is a Chartered Global Management Accountant.

B.	Compensation

For the fiscal year ended October 31, 2024, we incurred an aggregate of US$0.4 million in cash and benefits to our directors and executive officers.

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

C.  Board Practices

Board of Directors

Our board of directors consists of three directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Executive Management Committee of the Board of Directors

We have established an executive management committee under the board of directors as the core of our management decision hub and comprehensive and robust risk management system to conclude key management decisions, evaluate risks across our business lines, and ensure compliance with relevant laws and regulations.

Our executive management committee is responsible for (i) overseeing our operational and business activities, (ii) managing risks across all business units and mid-to-back office functions, (iii) implementing and executing policies and strategies as determined by our board of directors, and (iv) (iv) appointing our chief executive officer on a 6-month rotation basis. The executive management committee supervises our chief executive officer and the rest of the management team, and our chief executive officer regularly reports to the executive management committee as part of our overall corporate management and oversight.

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

Audit Committee. Dr. Feridun Hamdullahpur is the chairperson and sole member of our audit committee. Dr. Hamdullahpur satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Dr. Hamdullahpur qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee. Dr. Timothy Wai Cheung Tong is the chairperson and sole member of our compensation committee. Dr. Tong satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Dr. Timothy Wai Cheung Tong is the chairperson and sole member of our nominating and corporate governance committee. Dr. Tong satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D. Employees

We had 50 and 199 employees as of April 30, 2022 and 2023, and 196 employees as of October 31, 2024, respectively.

The following tables sets forth the number of our employees by function as of October 31, 2024.

Function	Number of Employees	Percentage
General management and administration	17	8.7%
Sales and marketing	23	11.7%
Hotel operation	107	54.6%
Production and Editorial	49	25.0%
Total	196	100.0%

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

As required by local regulations, we participate in various employee social security plans including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund.

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

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The ordinary shares of AMTD Digital Inc. consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares are entitled to twenty votes per share, while holders of Class A ordinary shares are entitled to one vote per share. The calculations in the shareholder table below are based on 126,163,971 ordinary shares issued and outstanding as of the date of this annual report, comprising of (i) 78,809,300 Class A ordinary shares, and (ii) 47,354,671 Class B ordinary shares (inclusive of 452,231 treasury shares).

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers:*
Timothy Wai Cheung Tong	—	—	—	—
Feridun Hamdullahpur	—	—	—	—
Joanne Shoveller	—	—	—	—
Giampietro Baudo	—	—	—	—
Xavier Zee	—	—	—	—
All directors and executive officers as a group	—	—	—	—
Principal Shareholder:
AMTD IDEA Group(1)	—	46,902,440	37.2	92.3

*	The address of our directors and executive officers is 27-29 rue de Bassano 75008 Paris.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 46,902,440 Class B ordinary shares held by AMTD IDEA Group, a Cayman Islands company whose registered address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The board of directors of AMTD IDEA Group consists of Dr. Feridun Hamdullahpur, Dr. Timothy Tong, Dr. Annie Koh, Marcellus Wong, and Raymond Yung. AMTD IDEA Group is dual-listed on the NYSE and SGX, and is 25.6% beneficially owned by AMTD Group Inc., whose registered address is at the offices Conyers Trust Company (BVI) Limited, Commerce House, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

As of the date of this annual report, AMTD IDEA Group beneficially owns all of our issued and outstanding Class B ordinary shares and our Controlling Shareholder beneficially owned 9.5% of our outstanding ordinary shares, representing 42.5% of our total voting power. We are indirectly controlled by our Controlling Shareholder as a result of its beneficial ownership of our ordinary shares and voting power.

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

See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Agreements with Our Controlling Shareholder

See “Item 4. Information on the Company—A. History and Development of the Company.”

Transactions with Our Controlling Shareholder

Our Controlling Shareholder recharged premises costs, office utilities and office renovation, staff cost, and certain other operating expenses to us. For the fiscal years ended April 30, 2022 and 2023, and for the fiscal year ended October 31, 2024, the total amount of recharge from our Controlling Shareholder for the aforementioned costs and expenses was US$0.9 million, US$1.2 million, and US$1.8 million, respectively.

We provided our Controlling Shareholder with insurance brokerage services. For the fiscal years ended April 30, 2022 and 2023, and for the fiscal year ended October 31, 2024, the total amount of insurance brokerage commissions that we charged our Controlling Shareholder was US$10.8 thousand, US$6.9 thousand, and US$5.0 thousand, respectively.

In October 2020, we entered into an agreement with our Controlling Shareholder, pursuant to which we agree to provide digital solutions services to support the management of one of the investee companies, for a fixed annual service fee of HK$12.8 million. The fee was adjusted to HK$20 million per annum from October 1, 2022. In addition to the fixed annual service fee, we are entitled to receive 15% of all distributions, in any form, received from the investee company, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. We are also entitled to receive 15% of any profit from the disposal of any shares of the investee company. However, we are not liable for any loss arising from the disposal of any shares of the investee company. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement. For the fiscal years ended April 30, 2022 and 2023, and for the fiscal year ended October 31, 2024, the total amount of digital solutions services income that we charged our Controlling Shareholder was US$1.6 million, US$2.2 million, and US$2.6 million, respectively.

Other Transactions with Related Parties and Non-controlling Shareholders

Treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. As of April 30, 2022 and 2023, and October 31, 2024, the amount due from group companies in connection with intra-group treasury fund allocation was US$321.4 million, US$126.4 million, and US$1.5 million, respectively.

We provide our fellow subsidiary with insurance brokerage services. For the fiscal years ended April 30, 2022 and 2023, and for the fiscal year ended October 31, 2024, the total amount of insurance brokerage commission that we charged our fellow subsidiary was US$73.5 thousand, US$52.3 thousand, and US$36.0 thousand, respectively.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in General—We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in General—We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.”

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

Voting Rights. Our ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise provided in our currently effective memorandum and articles of association. On a poll, each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. On a show of hands, each holder of Class A ordinary shares or Class B ordinary shares has one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the total number of votes attaching to all issued and outstanding ordinary shares which are present in person or by proxy entitled to vote at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Our shareholders may, among other things, divide or consolidate their shares by ordinary resolution.

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

Shareholders’ general meetings may be convened by the chairman or a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE and our currently effective articles of association, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

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

Repurchase and Surrender of Shares. Our company may repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act of the Cayman Islands, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act of the Cayman Islands no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Our currently effective memorandum and articles of association also authorizes our board of directors to create from time to time one or more classes or series of shares and to determine, with respect to any class or series of shares, the terms and rights of that class or series, including:

●	the designation of the class or series;

●	the number of shares of the class or series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect our corporate records other than the memorandum and articles of association and any special resolutions passed by our company, and the register of mortgages and charges and a list of directors of our company. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to create and issue new classes or series of share (including preferred shares) and to designate the price, rights, preferences, privileges, and restrictions of such classes or series of shares without any further vote or action by our shareholders;

●	authorize our board of directors to re-designate and re-classify shares of any classes or series into any number of existing or new classes or series of shares (including classes or series of preferred shares);

●	authorize our board of directors to create and issue any new class or series of shares with such preferred or other rights, all or any of which may be greater than the rights of ordinary shares, at such time and on such terms as they may think appropriate; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders by requiring requisitioning shareholders to hold as of the date of deposit of the requisition shares that carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company that as of the date of the deposit carry the right to vote at general meetings of our company.

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

Exempted Company. We are incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands. The Companies Act of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or our ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold the ADSs or our ordinary shares as “capital assets” (generally, property held for investment) as defined in the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No opinion of counsel has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS will not assert, or that a court will not sustain a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, or alternative minimum tax considerations, the Medicare tax on certain net investment income, or any state, local, and non-U.S. tax considerations relating to the ownership or disposition of the ADSs or our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons that acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of the ADSs or ordinary shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal income taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust that (A) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all of its substantial decisions or (B) has a valid election in effect to be treated as a United States person under the Code.

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

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those that give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our income and assets and our market capitalization, we do not expect to be classified as a PFIC for the current taxable year or foreseeable future taxable years. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC for the current or subsequent years. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to our market capitalization (determined based on the market price of the ADSs from time to time, which may be volatile). If our market capitalization declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

Any cash distributions paid on the ADSs or our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of our ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits using U.S. federal income tax principles, any distribution we pay will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on the ADSs or our ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and for the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the NYSE, and therefore are considered to be readily tradeable on an established securities market in the United States, although there can be no assurance that the ADSs will continue to be so listed. Although the law in this regard is not entirely clear, because our ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to our ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in light of their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other taxable disposition of the ADSs or our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss and will be long-term if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Non-corporate U.S. Holders (including individuals) will generally be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of the ADSs or our ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. The U.S. foreign tax credit rules are complex. Each U.S. Holder should consult its tax advisor regarding such rules in light of its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or our ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year for which we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark- to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account gain or loss as described above for any taxable year for which we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year for which we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

U.S. Holders that own the ADSs or ordinary shares during any taxable year for which we are a PFIC will generally be required to file an annual IRS Form 8621. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of, and reporting requirements related to, the ownership and disposition of the ADSs or our ordinary shares if we are or become a PFIC.

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

Credit risk

Our credit risk exposures are primarily attributable to accounts receivable, other receivables, bank balances, pledged bank deposits, and amount due from AMTD Group. We do not hold any collateral or other credit enhancements to cover our credit risks associated with our financial assets.

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

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
US$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

In the year ended October 31, 2024, we did not receive any payments from the depositary for its ADR program.

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

For the period from July 15, 2022 to October 31, 2024, we have used approximately US$7.1 million of the net proceeds from our initial public offering to support our business expansion and growth, and for general corporate purposes. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to fulfill the capital requirements for future license applications, acquisitions, IT infrastructure, and human resources, support our business expansion and growth, and use the remainder for general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of October 31, 2024, our disclosure controls and procedures were effective.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of October 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As a company with less than US$1.235 billion in revenue, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu and Assentsure PAC, our independent registered public accounting firms, for the periods indicated. We did not pay or accrue for payment any other fees to our principal accountant during the periods except as indicated below.

	For the Fiscal Year ended April 30, 2023	For the Fiscal Year ended October 31, 2024
	US$	US$
	(in thousands)
Audit Fees(1)
- Deloitte Touche Tohmatsu	965	-
- Assentsure PAC	-	228
Tax Fees(2)
- Deloitte Touche Tohmatsu	4	-

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of interim condensed consolidated financial statements.

(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal external auditors for tax compliance.

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2023, our board of directors authorized a share repurchase program under which we may repurchase up to US$30 million of ADSs or ordinary shares until the close of business on December 29, 2023, U.S. Eastern Time. The repurchase cap was subsequently increased to US$50 million and the term extended until the end of the last business day of the first quarter in 2024, U.S. Eastern Time. Repurchases under the program were completed in February 2024.

In February 2024, our board of directors authorized a new share repurchase program under which we may repurchase up to US$20 million of ADSs or ordinary shares until the end of the last business day of the first quarter in 2024, U.S. Eastern Time. Repurchases under the program were completed before October 31, 2024.

All repurchases mentioned above are completed during the fiscal year ended October 31, 2024.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective from June 24, 2024, we engaged Assentsure PAC, or Assentsure, as our independent registered public accounting firm to rotate out Deloitte Touche Tohmatsu, or Deloitte. Our financial statements as of and for the fiscal year ended April 30, 2023 had previously been audited by Deloitte. The retirement of Deloitte and the appointment of Assentsure were made in line with our auditor rotation policy being initiated, supervised and approved by the audit committee to conform with international best practices on auditor independence.

Our Company adopted United States generally accepted accounting principles (“US GAAP”) for the first time in preparing its consolidated financial statements as of and for each of the fiscal years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023 which is disclosed in previous Form 20-F. Assentsure represents the first independent registered public accounting firm engaged by our Company to audit our financial statements prepared in accordance with US GAAP. Therefore, there is no inclusion of IFRS reports in the Form 20-F. An Item 16F letter from Deloitte, our predecessor auditor engaged in the audit of our financial statements prepared in accordance with IFRS, for submission to the Securities and Exchange Commission is not obtained.

Item 16G. CORPORATE GOVERNANCE

As a Cayman Islands company to be listed on the NYSE, we are subject to the NYSE listing standards. The NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. We followed home country practice with respect to annual general meetings and did not hold an annual general meeting of shareholders for the fiscal year ended October 31, 2024. We also relied upon the relevant home country exemption (i) in lieu of the requirement with respect to the size of our board committees, (ii) in lieu of the requirement for shareholder approval of share issuances (a) to certain related parties where the number of shares issued exceeded either one percent of the number of shares or of the voting power outstanding before the issuance, and (b) where such share are issued as consideration in a transaction or series of related transactions in which a related party has a five percent or greater interest (or such persons collectively have a ten percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the issuance exceeded either five percent of the number of shares or of the voting power outstanding before the issuance.

In addition, as a “controlled company” as defined in the NYSE Listed Company Manual, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Relationship with the Controlling Shareholder —We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.” As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of NYSE.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall executive management controls system.

Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a program of surveillance on our corporate network, continuous testing of aspects of our security posture, and regular cybersecurity training sessions for our key employees. Our IT department is actively engaged in continuous monitoring of the performance of our infrastructure to ensure prompt identification and response to potential issues, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our company’s cybersecurity risk management and be informed on risks from cybersecurity threats. Our board of directors will review, approve, and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) relating to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our company. In addition, on the management level, we have established a cybersecurity taskforce to oversee and manage cybersecurity related matters and formulate policies as necessary. Pursuant to the internal controls and procedures in connection with cybersecurity, our cybersecurity disclosure taskforce reports to our board of directors, as needed, regarding its assessment, identification, and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our cybersecurity disclosure taskforce will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of AMTD Digital Inc. are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.3	AMTD SpiderNet Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on August 30, 2022)
4.1	Master Transaction Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.2	Transitional Services Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.3	Non-Competition Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.4	Engagement Letter between the Registrant and its controlling shareholder dated October 1, 2020 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

Exhibit Number	Document
4.5	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated March 8, 2021 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.6	Share Purchase Agreement between the Registrant and AMTD Education Group dated March 8, 2021 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.7	Share Purchase Agreement between the Registrant and AMTD IDEA Group dated August 15, 2022 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on August 30, 2022)
4.8*	Business Loan Agreement between the Registrant and East West Bank dated August 5, 2024
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97*	Clawback Policy
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD Digital Inc.

By:	/s/ Giampietro Baudo
Name:	Giampietro Baudo
Title:	Chief Executive Officer
Date:	February 28, 2025

AMTD DIGITAL INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

PAGE(S)
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 6783)	F-2

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the year ended October 31, 2024, six months ended October 31, 2023 and years ended April 30, 2023 and 2022	F-3

Consolidated Statements of Financial Positions as of October 31, 2024 and 2023	F-4

Consolidated Statements of Changes in Equity for the year ended October 31, 2024, six months ended October 31, 2023 and years ended April 30, 2023 and 2022	F-5

Consolidated Statements of Cash Flows for the year ended October 31, 2024, six months ended October 31, 2023 and years ended April 30, 2023 and 2022	F-6

Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AMTD Digital Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of AMTD Digital Inc. and its subsidiaries (the “Company”) as of October 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended October 31, 2024, six months ended October 31, 2023 and years ended April 30, 2023 and 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended October 31, 2024, six months ended October 31, 2023 and years ended April 30, 2023 and 2022 in conformity with generally accepted accounting principles in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Assentsure PAC

Singapore

February 28, 2025

PCAOB No: 6783

We have served as the Company’s auditor since 2024.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(All amounts in thousands of United States dollars (“US$”), except for share and per share data)

		Year ended October 31,	Six months ended October 31,	Year ended April 30,
	Notes	2024	2023	2023	2022
		US$	US$	US$	US$
Revenue from contracts with customers	5	22,814	8,673	33,066	25,271
Dividend income		634	—	—	—
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)		(3,003)	16,279	15,386	16,940
Total revenue		20,445	24,952	48,452	42,211
Employee benefits expense		(5,057)	(3,074)	(9,868)	(9,293)
Advertising and promotion expense		(313)	(177)	(655)	(522)
Premises and office expenses		(58)	(1,486)	(996)	(741)
Legal and professional fee		(262)	(1,338)	(2,891)	(3,010)
Depreciation and amortization		(5,642)	(1,441)	(1,312)	(846)
Finance costs	7	(10,326)	(3,403)	(1,195)	—
Other expenses		(13,347)	(4,586)	(2,442)	(405)
Other income	8	20,020	8,988	16,052	867
Other gains and losses, net	9	37,000	14,342	153	609
Profit before tax		42,460	32,777	45,298	28,870
Income tax expense	10	(785)	(1,991)	(4,485)	(3,030)
Profit for the year/period	11	41,675	30,786	40,813	25,840

Other comprehensive income (expense) for the year/period:
Item that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency		1,564	1,168	(30)	(4,145)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(625)	(956)	(960)	(106)
Cumulative exchange differences reclassified to profit or loss upon disposal of foreign operations		2,695	—	—	—
Share of other comprehensive income of joint ventures		1,312	126	377	—
		3,382	(830)	(583)	(106)
Other comprehensive income (expense) for the year/period		4,946	338	(613)	(4,251)
Total comprehensive income for the year/period		46,621	31,124	40,200	21,589
Profit (loss) for the year/period attributable to:
- Owners of the Company		44,443	31,940	42,059	27,493
- Non-controlling interests		(2,768)	(1,154)	(1,246)	(1,653)
		41,675	30,786	40,813	25,840
Total comprehensive income (expense) for the year/period attributable to:
- Owners of the Company		50,100	32,563	41,889	23,294
- Non-controlling interests		(3,479)	(1,439)	(1,689)	(1,705)
		46,621	31,124	40,200	21,589
Earnings per share	12
- Basic (US$)		0.58	0.42	0.57	0.41
- Diluted (US$)		0.58	0.42	0.57	0.41

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

(All amounts in thousands of US$)

		October 31,
	Notes	2024	2023
		US$	US$
ASSETS
Non-current assets:
Property, plant and equipment	16	274,448	69,592
Intangible assets	17	119,255	279
Financial assets at FVTPL	18	24,676	288
Interests in joint ventures	15	—	16,775
Total non-current assets		418,379	86,934

Current assets:
Accounts receivable	19	6,645	934
Prepayments, deposits and other receivables	19	2,666	35,827
Amount due from AMTD Group (as defined in note 1)	27	1,548	195,278
Financial assets at FVTPL	18	12,123	5,723
Pledged bank deposits	21	33,000	—
Fiduciary bank balances		709	913
Cash and cash equivalents		27,861	134,843
		84,552	373,518
Assets classified as held for sale	14	—	77,045
Total current assets		84,552	450,563
Total assets		502,931	537,497

EQUITY AND LIABILITIES
Current liabilities:
Clients’ monies held on trust		—	814
Accounts payable	20	1,590	69
Other payables and accruals	20	10,000	18,914
Bank borrowings	21	83,374	65,565
Amounts due to non-controlling shareholders	27	63,893	53,389
Contract liabilities	22	1,184	—
Income tax payable		2,602	2,638
		162,643	141,389
Liabilities associated with assets classified as held for sale	14	—	17,912
Total current liabilities		162,643	159,301
Non-current liabilities:
Bank borrowings	21	174,224	—
Provision for replacement of hotel properties		1,653	—
Deferred tax liability	23	5,652	—
Total non-current liabilities		181,529	—
Total liabilities		344,172	159,301
Capital and reserves:
Share capital	24	8	8
Treasury shares	24	(635,233)	(52,235)
Reserves		653,695	439,190
Equity attributable to owners of the Company		18,470	386,963
Non-controlling interests		140,289	(8,767)
Total equity		158,759	378,196
Total equity and liabilities		502,931	537,497

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of US$)

	Attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Share-based payment reserve	Exchange reserve	Capital reserve	Retained earnings	Total	Non- controlling interests	Total equity
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

At May 1, 2021	7	310,635	—	120	(516)	16,656	42,467	369,369	3,248	372,617
Profit (loss) for the year	—	—	—	—	—	—	27,493	27,493	(1,653)	25,840
Other comprehensive expense for the year	—	—	—	—	(4,199)	—	—	(4,199)	(52)	(4,251)
Total comprehensive (expense) income for the year	—	—	—	—	(4,199)	—	27,493	23,294	(1,705)	21,589
Issuance of shares by a non-wholly owned subsidiary	—	—	—	—	—	44	—	44	57	101
Share-based compensation	—	—	—	224	—	—	—	224	914	1,138
At April 30, 2022	7	310,635	—	344	(4,715)	16,700	69,960	392,931	2,514	395,445
Profit (loss) for the year	—	—	—	—	—	—	42,059	42,059	(1,246)	40,813
Other comprehensive expenses for the year	—	—	—	—	(170)	—	—	(170)	(443)	(613)

Total comprehensive (expense) income for the year	—	—	—	—	(170)	—	42,059	41,889	(1,689)	40,200
Issuance of shares	1	229,185	—	—	—	—	—	229,186	—	229,186
Repurchase of shares of the Company	—	—	(318,882)	—	—	—	—	(318,882)	—	(318,882)
Acquisition of subsidiaries under common control	—	—	266,647	—	—	(274,831)	—	(8,184)	5,025	(3,159)
Share-based compensation	—	—	—	244	—	—	—	244	—	244
At April 30, 2023	8	539,820	(52,235)	588	(4,885)	(258,131)	112,019	337,184	5,850	343,034
Profit (loss) for the period	—	—	—	—	—	—	31,940	31,940	(1,154)	30,786
Other comprehensive income (expenses) for the period	—	—	—	—	623	—	—	623	(285)	338

Total comprehensive income (expense) for the period	—	—	—	—	623	—	31,940	32,563	(1,439)	31,124
Issuance of shares	—	5,602	—	—	—	—	—	5,602	—	5,602
Change in shareholding of subsidiaries without losing control	—	—	—	—	—	11,531	—	11,531	(13,178)	(1,647)
Share-based compensation	—	—	—	83	—	—	—	83	—	83
At October 31, 2023	8	545,422	(52,235)	671	(4,262)	(246,600)	143,959	386,963	(8,767)	378,196
Profit (loss) for the year	—	—	—	—	—	—	44,443	44,443	(2,768)	41,675
Other comprehensive income (expenses) for the year	—	—	—	—	5,657	—	—	5,657	(711)	4,946

Total comprehensive income (expense) for the year	—	—	—	—	5,657	—	44,443	50,100	(3,479)	46,621
Issuance of shares	—	47,480	52,520	—	—	—	—	100,000	—	100,000
Repurchase of shares of the Company	(2)	—	(447,520)	—	—	—	—	(447,522)	—	(447,522)
Acquisition of subsidiaries under common control (note 13(b))	2	187,996	(187,998)	—	—	(71,157)	—	(71,157)	178,310	107,153
Disposal of subsidiaries	—	—	—	—	—	(11,570)	11,570	—	(18,958)	(18,958)
Recognition of subsidiaries upon control over Singapore hotel companies (note 13(c))	—	—	—	—	—	—	—	—	(6,817)	(6,817)
Share-based compensation	—	—	—	86	—	—	—	86	—	86
At October 31, 2024	8	780,898	(635,233)	757	1,395	(329,327)	199,972	18,470	140,289	158,759

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of US$)

	Year ended October 31,	Six months ended October 31,	Year ended April 30,
	2024	2023	2023	2022
	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	42,460	32,777	45,298	28,870
Adjustments for:
Share of losses of joint ventures	1,363	1,366	404	—
Interest income	(20,020)	(9,012)	(15,945)	(743)
Dividend income	(634)	—	—	—
Finance costs	10,326	3,403	1,195	—
Depreciation	5,159	999	479	9
Amortization	483	442	833	837
Recovery of accounts receivable written off	-	(1)	(2)	(20)
Share-based payment	86	83	244	1,138
Changes in fair value on financial assets at FVTPL	3,003	(16,279)	(15,386)	(16,940)
Gain on disposal of subsidiaries	(37,222)	(14,697)	—	—
Unrealized exchange gain	—	—	—	(403)
Operating cash flows before movements in working capital	5,004	(919)	17,120	12,748
Decrease (increase) in fiduciary bank balances	204	(115)	372	369
(Increase) decrease in accounts receivable	(823)	(170)	(4,272)	3,834
(Increase) decrease in prepayments, deposits and other receivables	(448)	5,808	1,545	521
(Decrease) increase in client’s monies held on trust	(814)	385	(398)	(316)
Increase in accounts payable	691	37	173	7
Increase in other payables and accruals	312	16,866	523	1,421
Increase (decrease) in contract liabilities	290	(494)	4,544	(3,011)
Increase in provision for replacement of hotel properties	247	—	—	—
Cash generated from operations	4,663	21,398	19,607	15,573
Dividend received	634	—	—	—
Tax paid	(1,052)	(38)	(4,106)	(5,323)
Net cash from operating activities	4,245	21,360	15,501	10,250
CASH FLOWS FROM INVESTING ACTIVITIES
Additions of financial assets at FVTPL	(350)	(825)	(5,545)	(3,835)
Proceeds from disposal of financial assets at FVTPL	—	—	58,170	—
Receipt of return from movie income right investments	—	—	—	2,681
Acquisition of property, plant and equipment	(159)	(17)	(2)	(6)
Acquisition of intangible assets	—	—	—	(227)
Acquisition of subsidiaries, net of cash acquired	9,057	—	3,860	—
Disposal of subsidiaries, net of cash disposed	(514)	—	—	—
Interest received	5,915	2,858	3,109	40
Loan to a third party	—	—	(100,123)	—
Repayment of loan to a third party	—	—	100,123	—
Advance to AMTD Group	(89,477)	(91,854)	(401,454)	(140,338)
Advance to non-controlling shareholders	—	(1,640)	—	—
Repayment from AMTD Group	—	55,488	222,271	92,546
Repayment from non-controlling shareholders	—	—	97	—
Net cash used in investing activities	(75,528)	(35,990)	(119,494)	(49,139)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	33,000	—	15,018	—
Proceeds from issue of shares	—	—	229,186	—
Repayment of bank borrowings	(15,000)	—	—	—
Placement of pledged bank deposits	(33,000)	—	—	—
Repayment to non-controlling shareholders	(13,344)	(594)	—	—
Finance costs paid	(7,468)	(3,375)	(742)	—
Net cash (used in) from financing activities	(35,812)	(3,969)	243,462	—
Net (decrease) increase in cash and cash equivalents	(107,095)	(18,599)	139,469	(38,889)
Cash and cash equivalents at beginning of the year/period	135,089	153,661	14,337	53,631
Effect of foreign exchange rate changes	(133)	27	(145)	(405)
Cash and cash equivalents at end of the year/period	27,861	135,089	153,661	14,337
Represented by:
Cash and cash equivalents	27,861	134,843	152,930	14,337
Cash and cash equivalents classified as assets held for sale	—	246	731	—
	27,861	135,089	153,661	14,337

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

1.	GENERAL

AMTD Digital Inc. (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on September 12, 2019. The Company, through its subsidiaries (collectively, the “Group”), is mainly involved in the provision of digital solutions services, fashion, arts and luxury media advertising and marketing services and hotel operations, hospitality and very important person (“VIP”) services.

The Company’s ultimate holding company is AMTD Group Inc. (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”) and the Company’s immediate holding company is AMTD IDEA Group, a listed company incorporated in the Cayman Islands.

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

The Company has changed its fiscal year from April 30 to October 31, which became effective for the period ended October 31, 2023. Given the period ended October 31, 2023 is for a 6-month period, the results may not be comparable to the 12-month period ended October 31, 2024.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. This standard is effective for the Company for the annual period beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 is intended to improve transparency of income tax disclosure by requiring income tax disclosures to contain consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. This standard affects the disclosure of income taxes not the accounting for income taxes. This standard is effective for the Company for the annual period beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-09.

In November 2024, the FASB ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). which enhances the disclosures required for expense disaggregation in the Company’s annual and interim consolidated financial statements. ASU 2024-03 is effective for the Company for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements disclosures.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended October 31, 2024, six months ended October 31, 2023 and years ended April 30, 2023 and 2022. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group has power over investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

An impairment loss is not reversed if the fair value of the impaired asset or asset group increases subsequently.

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Digital solutions services

(i)	Insurance brokerage services

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

(ii)	Other digital solutions services

The Group provides its corporate clients exclusive access to the membership program for a fixed membership fee negotiated on case by case basis and agreed upon entering the contract with each customer. Other digital solutions services provides its members networking opportunities with prestigious corporate members, prominent business executives and partners. Contract terms of contracts entered generally ranged from 1 to 3 years. Revenue from such service is recognized over time as the customers simultaneously receive and consume the service provided by the Group. The payments will be settled according to the payment schedules stated in the service contracts. The Group may allow a credit period ranging from 0 to 90 days to its customers for the demand note issued in accordance with the payment schedules. When the Group receives an upfront payment, this will give rise to contract liabilities at the time of the initial sales transaction for which revenue is recognized over the membership service period.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Revenue from contracts with customers - (Continued)

(iii)	Fashion, arts and luxury media advertising and marketing services

Fashion, arts and luxury media advertising and marketing services income is composed of fashion, arts and luxury magazines and advertising service income and fashion, arts and luxury media licensing and marketing services income. The Group distributes of fashion, arts and luxury publications. The Group also provides advertising services on fashion, arts and luxury magazines to the customers. Revenue is recognized at a point in time when control of the goods has transferred to the customers or upon the edition in which the advertisement is displayed. The Group also provides fashion, arts and luxury media licensing and marketing services to its customers on its multimedia channels. The Group recognizes revenues from such services over time based on the contract term. The Group allows a credit period up to 90 days to its customers.

(iv)	Hotel operations, hospitality and VIP services

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

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at the end of each financial year.

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

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

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

Impairment of financial assets

The Group utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the expected credit losses on accounts receivable, deposits and other receivables, amount due from AMTD Group, pledged bank deposits, fiduciary bank balance and bank balances. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate expected credit losses. Accounts receivable, deposits and other receivables, amount due from AMTD Group, pledged bank deposits, fiduciary bank balance and bank balances are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

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

General approach

The CECL model is based on a single measurement approach of full lifetime CECL throughout the life of an instrument.

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

Measurement and recognition of CECL

The measurement of CECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of CECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

Generally, the CECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

CECL for accounts receivable from contract with customers are considered on a collective basis taking into consideration past due information and relevant credit information such as forward looking macroeconomic information.

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

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of accounts receivable from contracts with customers where the corresponding adjustment is recognized through a loss allowance account.

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

The Group’s financial liabilities include accounts payable, bank borrowings, other payables and accruals and amounts due to non-controlling shareholders.

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

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell, which continue to be measured in accordance with the accounting policies as set out in respective sections.

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

Impairment assessment of intangible assets

Determining whether intangible assets are impaired requires an estimation of the recoverable amount of the cash-generating unit to which intangible assets have been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate the future undiscounted cash flows from the cash-generating unit in order to calculate the present value. Where the actual future revenue are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise. Details of the impairment assessment of intangible assets are disclosed in note 17.

Credit risk management and CECL estimation

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

The credit risk on pledged bank deposits, fiduciary bank balances and bank balances is limited because the counterparties are mainly banks with sound credit. The directors of the Company consider the credit risk on accounts receivable and deposits and other receivables are not significant after considering settlement pattern, counterparties’ financial background and creditability.

The directors of the Company make individual assessment on AMTD Group based on historical settlement records, past experience, and also quantitative and qualitative information that are reasonable and supportive forward-looking information (i.e. the forecasted default rate expected by the international credit-rating agencies).

As of October 31, 2024, the CECL of financial assets is considered insignificant.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE

Disaggregation of revenue from contracts with customers

Year ended April 30, 2022

Segments	Digital solutions services	Media and entertainment services	Total
	US$	US$	US$
Types of services
Digital solutions services
– insurance brokerage services	1,514	—	1,514
– other digital solutions services	23,689		23,689
Media and entertainment services
– fashion, arts and luxury media advertising services	—	68	68
Total	25,203	68	25,271
Timing of revenue recognition
A point in time	1,514	—	1,514
Over time	23,689	68	23,757
Total	25,203	68	25,271

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE - (CONTINUED)

Disaggregation of revenue from contracts with customers - (Continued)

Year ended April 30, 2023

Segments	Digital solutions services	Hotel operations, hospitality and VIP services	Media and entertainment services	Total
	US$	US$	US$	US$
Types of services
Digital solutions services
– insurance brokerage services	1,540	—	—	1,540
– other digital solutions services	28,037	—	—	28,037
Media and entertainment services
– fashion, arts and luxury media advertising services	—	—	1,294	1,294
Hotel operations, hospitality and VIP services
- hotel operations, hospitality and VIP services income	—	2,195	—	2,195
Total	29,577	2,195	1,294	33,066
Timing of revenue recognition
A point in time	1,540	—	—	1,540
Over time	28,037	2,195	1,294	31,526
Total	29,577	2,195	1,294	33,066

Six months ended October 31, 2023

Segments	Digital solutions services	Hotel operations, hospitality and VIP services	Media and entertainment services	Total
	US$	US$	US$	US$
Types of services
Digital solution services
— insurance brokerage services	486	—	—	486
— other digital solutions services	1,278	—	—	1,278
Media and entertainment services
– fashion, arts and luxury media advertising services	—	—	27	27
Hotel operations, hospitality and VIP services
- hotel operations, hospitality and VIP services	—	6,882	—	6,882
Total	1,764	6,882	27	8,673
Timing of revenue recognition
A point in time	486	—	—	486
Over time	1,278	6,882	27	8,187
Total	1,764	6,882	27	8,673

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE - (CONTINUED)

Disaggregation of revenue from contracts with customers - (Continued)

Year ended October 31, 2024

Segments	Digital solutions services	Hotel operations, hospitality and VIP services	Media and entertainment services	Total
	US$	US$	US$	US$
Types of services
Digital solutions services
– insurance brokerage services	851	-	-	851
– other digital solutions services	2,562	-	-	2,562
Media and entertainment services
– fashion, arts and luxury media advertising services	-	-	4	4
Hotel operations, hospitality and VIP services
- hotel operations, hospitality and VIP services income	-	19,397	-	19,397
Total	3,413	19,397	4	22,814
Timing of revenue recognition
A point in time	851	-	-	851
Over time	2,562	19,397	4	21,963
Total	3,413	19,397	4	22,814

6.	OPERATING SEGMENTS

The Group operates its businesses in three operating segments: digital solutions services segment, hotel operations, hospitality and VIP services segment and media and entertainment services. The following summary describes the operations in each of the Group’s reportable segment.

(a)	Digital solutions services: The Group provides its institutional and corporate clients with exclusive, paid access to enhance their investor communication, investor relations and corporate communication to potentially maximize their valuation, as well as providing digital solution services;

(b)	Hotel operations, hospitality and VIP services segment: The Group engages in hotel investments, hotel operations, hospitality and VIP services since the acquisition of WME Assets Group (formerly known as AMTD Assets Group) (“WME Assets”) in February 2023; and

(c)	The media and entertainment services segment: The Group engages in the provision of print and digital advertising campaigns, licensing, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services. This segment also includes investments and management of global investment portfolio (including listed and unlisted equity shares investments and movie income right investments).

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)

Segment revenues and results

The following is an analysis of the Group’s revenues and results by operating and reportable segments:

For the year ended April 30, 2022

	Digital solutions services	Media and entertainment services	Consolidated
	US$	US$	US$
Segment revenue
Revenue from external customers	23,477	68	23,545
Revenue from related parties	1,726	—	1,726
Changes in fair value on financial assets measured at FVTPL	—	16,940	16,940
Total segment revenue	25,203	17,008	42,211
Segment profits	17,649	17,491	35,140
Unallocated:
Other income			4
Other gains and losses			609
Corporate expenses			(6,883)
Profit before tax			28,870

For the year ended April 30, 2023

	Digital solutions services	Hotel operations, hospitality and VIP services	Media and entertainment services	Consolidated
	US$	US$	US$	US$
Segment revenue
Revenue from external customers	27,349	2,195	1,294	30,838
Revenue from related parties	2,228	—	—	2,228
Changes in fair value on financial assets measured at FVTPL	—	—	15,386	15,386
Total segment revenue	29,577	2,195	16,680	48,452
Segment profits (losses)	21,557	(1,185)	19,287	39,659
Unallocated:
Other income				13,330
Other gains and losses				153
Corporate expenses				(7,844)
Profit before tax				45,298

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)

Segment revenues and results - (Continued)

For the six months ended October 31, 2023

	Digital solutions services	Hotel operations, hospitality and VIP services	Media and entertainment services	Consolidated
	US$	US$	US$	US$
Segment revenue
Revenue from external customers	453	6,882	27	7,362
Revenue from related parties	1,311	—	—	1,311
Changes in fair value on financial assets measured at FVTPL	—	—	16,279	16,279
Total segment revenue	1,764	6,882	16,306	24,952
Segment (losses) profits	(221)	(2,189)	16,114	13,704
Unallocated:
Other income				8,988
Other gains and losses				14,342
Corporate expenses				(4,257)
Profit before tax				32,777

For the year ended October 31, 2024

	Digital solutions services	Hotel operations, hospitality and VIP services	Media and entertainment services	Consolidated
	US$	US$	US$	US$
Segment revenue
Revenue from external customers	810	19,397	4	20,211
Revenue from related parties	2,603	-	-	2,603
Dividend income	-	-	634	634
Changes in fair value on financial assets measured at FVTPL	-	-	(3,003)	(3,003)
Total segment revenue	3,413	19,397	(2,365)	20,445
Segment profits (losses)	2,423	(3,029)	(2,365)	(2,971)
Unallocated:
Other income				20,020
Other gains and losses				37,000
Corporate expenses				(11,589)
Profit before tax				42,460

The accounting policies of the operating segments are the same as the Group’s accounting policies described in note 3. Segment profits (losses) represents the profit earned by/loss from each segment without allocation of certain other income, other gains and losses, corporate expenses, including central administration costs and directors’ emoluments. This is the measure reported to the chief operating decision maker for the purposes of resources allocation and performance assessment.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)

Since the acquisition of World Media and Entertainment Universal Inc. (“WM&E”) in October 2024 as disclosed in note 13, the chief operating decision maker starts to review the segment performance and resources allocation based on the analysis on segment assets and asset liabilities. As such, segment assets and segment liabilities are presented in the current year, and the prior period segment assets and liabilities disclosures have been reclassified to conform with current year’s presentation.

	October 31,
	2024	2023
	US$	US$
Segment assets

Digital solution services	662	399
Hotel operations, hospitality and VIP services	260,965	86,061
Media and entertainment services	160,293	6,293
Total segment assets	421,920	92,753
Unallocated corporate assets	81,011	444,744
Total assets	502,931	537,497

Segment liabilities

Digital solution services	408	778
Hotel operations, hospitality and VIP services	284,847	106,490
Media and entertainment services	5,179	37
Total segment liabilities	290,434	107,305
Unallocated corporate liabilities	53,738	51,996
Total liabilities	344,172	159,301

Geographical information

During the year ended April 30, 2022, the Group’s revenue from customers, based on the location of services, are US$25,158 and US$113 which are derived from Hong Kong and Singapore, respectively.

During the year ended April 30, 2023, the Group’s revenue from customers, based on the location of services, are US$31,736, US$1,107 and US$223 which are derived from Hong Kong, Americas and Singapore, respectively.

During the six months ended October 31, 2023, the Group’s revenue from customers, based on the location of services, are US$4,536, US$4,067 and US$70 which are derived from Hong Kong, Americas and Singapore, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets/operations, of US$69,871 and US$16,775 reside in Hong Kong and Singapore, respectively, as of October 31, 2023.

During the year ended October 31, 2024, the Group’s revenue from customers, based on the location of services, are US$9,240, and US$13,574 which are derived from Hong Kong and Singapore, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets/operations, of US$69,045, US$189,907, US$119,524 and US$15,227 reside in Hong Kong, Singapore, Europe and Americas, respectively, as of October 31, 2024.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

7.	FINANCE COSTS

	Year ended October 31,	Six months ended October 31,	Year ended April 30,
	2024	2023	2023	2022
	US$	US$	US$	US$
Interest on bank borrowings	9,098	617	769	—
Interest on amount due to a non-controlling shareholder	1,228	2,786	426	—
	10,326	3,403	1,195	—

8.	OTHER INCOME

	Year ended October 31,	Six months ended October 31,	Year ended April 30,
	2024	2023	2023	2022
	US$	US$	US$	US$
Bank and other interest income	20,020	8,988	15,945	743
Government grant	—	—	56	117
Others	—	—	51	7
	20,020	8,988	16,052	867

9.	OTHER GAINS AND LOSSES, NET

	Year ended October 31,	Six months ended October 31,	Year ended April 30,
	2024	2023	2023	2022
	US$	US$	US$	US$
Net exchange (loss) gain	(222)	(356)	151	589
Recovery of accounts and other receivables written off	—	1	2	20
Gain on disposal of subsidiaries	37,222	14,697	—	—
	37,000	14,342	153	609

During the six months ended October 31, 2023, the Company disposed of certain subsidiaries which were principally engaged in digital solution services. During the year ended October 31, 2024, the Company disposed of certain subsidiaries which were principally engaged in digital solution services and hotel operation.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

10.	INCOME TAX EXPENSE

	Year ended October 31,	Six months ended October 31,	Year ended April 30,
	2024	2023	2023	2022
	US$	US$	US$	US$
Hong Kong Profits Tax
- Current tax	717	1,393	4,630	3,207
- Under(over) provision in prior years	-	704	(5)	(36)
Withholding tax charge for the year/period	68	-	-	-
Deferred tax credit	-	(106)	(140)	(141)
	785	1,991	4,485	3,030

Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity is taxed at 8.25%, and profits above HK$2 million is taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime continue to be taxed at a flat rate of 16.5%.

Singapore CIT is calculated at 17.0% on the estimated assessable profit. No provision for taxation in Singapore has been made as the relevant group entities have no assessable profits during the year/period.

In the United States, the federal corporate tax rate is a flat rate of 21% during the year. New York, the location of a group entity domicile, has a 6.50% to 8.85% corporate income tax rate during the year.

The income tax expense for the year/period can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows:

	Year ended October 31,	Six months ended October 31,	Year ended April 30,
	2024	2023	2023	2022
	US$	US$	US$	US$
Profit before tax	42,460	32,777	45,298	28,870
Tax at the domestic income tax rate of 16.5%	7,006	5,408	7,474	4,764
Tax effect of income not taxable for tax purpose	(8,670)	(5,325)	(3,070)	(3,168)
Tax effect of expenses not deductible for tax purpose	963	58	51	1,010
Tax effect of share of losses of joint ventures	225	220	66	—
Tax effect of tax losses not recognized	1,193	931	289	457
Utilization of tax losses previously not recognized	-	—	(298)	—
Under(over) provision in prior years	-	704	(5)	(36)
Withholding tax on dividend income	68	-	-	-
Effect of different tax rates of subsidiaries operating in other jurisdictions	-	(5)	(20)	3
Others	-	—	(2)	—
Income tax expense for the year/period	785	1,991	4,485	3,030

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

11.	PROFIT FOR THE YEAR/PERIOD

Profit for the year/period has been arrived at after charging:

	Year ended October 31,	Six months ended October 31,	Year ended April 30,
	2024	2023	2023	2022
	US$	US$	US$	US$
Staff costs
Salaries, allowances and other benefits	4,991	2,997	9,735	9,125
Retirement benefit scheme contributions (note)	66	77	133	168
Share of losses of joint ventures (including in other expenses)	1,363	1,366	404	—
Cost of hotel operations and related expenses (included in other expenses)	8,331	3,644	1,505	—
Depreciation and amortization	5,642	1,441	1,312	846

Note:	The Group operates a Mandatory Provident Fund Scheme and Central Provident Fund Scheme for all qualifying employees in Hong Kong and Singapore, respectively. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees.

12.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

	Year ended October 31,	Six months ended October 31,	Year ended April 30,
Earnings figures are calculated as follows:	2024	2023	2023	2022
	US$	US$	US$	US$
Earnings for the purpose of basic and diluted earnings per share	44,443	31,940	42,059	27,493

	Year ended October 31,	Six months ended October 31,	Year ended April 30,
Number of shares	2024	2023	2023	2022
Weighted average number of ordinary shares for the purpose of basic earnings per share	76,748,858	76,602,929	74,159,933	67,579,432
Effect of dilutive potential ordinary shares - restricted ordinary shares and restricted shares unit	56,250	51,941	47,236	28,492
Weighted average number of ordinary shares for the purpose of diluted earnings per share	76,805,108	76,654,870	74,207,169	67,607,924

13.	ACQUISITIONS OF SUBSIDIARIES

(a)	Acquisition of WME Assets in 2023

In August 2022, AMTD IDEA Group and the Company entered into certain agreements pursuant to which the Company acquired 96.1% of the equity interest in WME Assets, which holds a global portfolio of premium whole building properties, from AMTD Group, the consideration comprised of the issuance of 515,385 Class B ordinary shares of the Company (“Consideration Shares”). This acquisition enabled the Group’s expansion to hotel operations, hospitality and VIP services business.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

13.	ACQUISITIONS OF SUBSIDIARIES - (CONTINUED)

(a)	Acquisition of WME Assets in 2023 - (Continued)

Upon the completion of the transaction, WME Assets was consolidated by Company since February 6, 2023 based on business combination under common control using predecessor accounting prospectively. The difference between the consideration and the net asset value of WME Assets, amounting to approximately US$274,831, was recorded in capital reserve within the consolidated statement of changes in equity. The Consideration Shares were settled by treasury shares of the Company with repurchase price of US$266,647.

No acquisition-related cost has been recognized as an expense for the year ended April 30, 2023.

Assets acquired and liabilities recognized at the date of acquisition:

US$
Interests in joint ventures	24,726
Property, plant and equipment	135,592
Cash and cash equivalents	3,860
Accounts receivable	527
Prepayments, deposits and other receivables	20,365
Amount due from a non-controlling shareholder	637
Accounts payable	(311)
Other payables and accruals	(1,582)
Contract liabilities	(688)
Bank borrowings	(50,849)
Amount due to a non-controlling shareholder	(53,464)
Amount due to AMTD Group	(81,972)
(3,159)

Reserves arising on acquisition:

Consideration transferred	266,647
Plus: non-controlling interests of WME Assets	(336)
Plus: non-controlling interests of WME Assets’ subsidiaries	5,361
Less: recognized amounts of net assets acquired	3,159
274,831

Net cash inflow on acquisition of WME Assets:

Cash consideration paid	—
Add: cash and cash equivalent balances acquired	3,860
3,860

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

13.	ACQUISITIONS OF SUBSIDIARIES - (CONTINUED)

(b)	Acquisition of World Media and Entertainment Universal Inc. in 2024

During the year ended October 31, 2024, WM&E underwent reorganization with AMTD IDEA and the Company. Before the reorganization, WM&E was the subsidiary of AMTD IDEA. In October 2024, WM&E issued additional shares to the Company in return of 21,485,714 Class A ordinary shares of the Company. Upon the completion of the reorganization, WM&E becomes the subsidiary of the Company.

Upon completion of the organization by WM&E, WM&E owns the business of “L’Officiel”, “The Art Newspaper”, WME Assets, WME Direct Investments Limited (including the movie income rights investments), certain listed equity instruments and certain properties.

As such, certain business units under WM&E are then consolidated by the Company including but not limited to the business of “L’Officiel” and “The Art Newspapers” from the media and entertainment segment and a property. The consolidation is based on business combination under common control using predecessor accounting prospectively. The net asset value of WM&E attributable to the owners of the Company, amounting to approximately US$48,669, was recorded in capital reserve and US$58,484 was recorded in non-controlling interests within the consolidated statement of changes in equity.

On the other hand, the controlling interests in WME Assets and WME Direct Investments Limited and its subsidiary are transferred from the Company to WM&E upon the completion of the reorganization. Due to the Company’s change in the effective shareholding in WME Assets and WME Direct Investments Limited, it resulted in an increase in non-controlling interests of US$17,216 with a corresponding debit to capital reserve attributable to the owners of the Company. Also, when the Company issued its shares to WM&E, a recognition of US$102,610 which is an allocation of the Company’s shares attributable to the non-controlling interests of WM&E was recorded and a corresponding debit to capital reserve attributable to the owners of the Company.

No acquisition-related cost has been recognized as an expense for the year ended October 31, 2024.

Assets acquired and liabilities recognized at the date of acquisition:

US$
Property, plant and equipment	15,496
Intangible assets	119,108
Financial assets at FVTPL	6,813
Accounts receivable	3,968
Prepayments, deposits and other receivables	225
Cash and cash equivalents	4,784
Accounts payables	(714)
Other payables and accruals	(4,023)
Contract liabilities	(423)
Amount due to AMTD Group	(21,326)
Tax liabilities	(17)
Bank borrowings	(11,086)
Deferred tax liability	(5,652)
Net assets acquired	107,153

Less: non-controlling interests of WM&E	(58,484)
Other reserve attributable to the owners of the Company	48,669

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

13.	ACQUISITIONS OF SUBSIDIARIES - (CONTINUED)

(b)	Acquisition of World Media and Entertainment Universal Inc. in 2024 - (Continued)

Net cash inflow on acquisition of WM&E:

Cash and cash equivalent balances acquired	4,784

(c)	Consolidation of Singapore hotel companies in 2024

On April 1, 2024, the Group agreed with the remaining shareholder of Singapore hotel companies that the Group owns the controlling interests of Singapore hotel companies. Accordingly, Singapore hotel companies became non-wholly owned subsidiaries of the Group without a change of the percentage of ownership.

Assets acquired and liabilities recognized at the date of acquisition:

US$
Property, plant and equipment	189,826
Accounts receivable	920
Prepayments, deposits and other receivables	622
Cash and cash equivalents	4,273
Accounts payables	(116)
Other payables and accruals	(467)
Provisions	(1,406)
Contract liabilities	(471)
Amount due to shareholders	(47,157)
Tax liabilities	(214)
Bank borrowings	(159,722)
Non-controlling interests	6,817
Net assets acquired	(7,095)
Interests in joint venture eliminated	(7,095)

The fair values and gross contractual amounts of accounts receivable and other receivables at the date of acquisition amounted to approximately US$920 and US$622, respectively. No accounts receivable and other receivables were expected to be uncollectible.

Net cash inflow on consolidation of Singapore hotel companies:

Cash and cash equivalent balances acquired	4,273

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	ASSETS CLASSIFIED AS HELD FOR SALE/ LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

In April 2023, the Company entered into an agreement to dispose of part of its digital solutions services — financial services. In October 2023, the Company intended to dispose of part of its hotel operations, hospitality and VIP services. The assets and liabilities attributable to these businesses, which are expected to be sold within twelve months, have been classified as disposal groups held for sale and are presented separately in the consolidated statement of financial position (see below). The disposal group is part of the Group’s digital solutions services and part of hotel operations, hospitality and VIP services as of October 31, 2023. The net proceeds of disposal are expected to exceed the net carrying amount of the relevant assets and liabilities, accordingly, no impairment loss has been recognized. Both disposal groups are disposed subsequently to October 31, 2023.

The major classes of assets and liabilities of the disposal groups classified as held for sale are as follows:

As of October 31, 2023
US$
Goodwill	7,500
Property, plant and equipment	62,953
Intangible assets	3,099
Accounts receivable	530
Prepayments, deposits and other receivables	214
Due from a minority shareholder of subsidiaries	2,182
Fiduciary bank balances	321
Cash and cash equivalents	246
Total assets classified as held for sale	77,045

Accounts payable	(484)
Due to AMTD Group	(15,233)
Other payables and accruals	(1,668)
Deferred tax liability	(527)
Total liabilities associated with assets classified as held for sale	(17,912)

15.	INTERESTS IN JOINT VENTURES

	As of October 31,
	2024	2023
	US$	US$
Cost of investments in joint ventures net of accumulated share of loss and other comprehensive expense	-	(6,999)
Due from joint ventures	-	23,774
	-	16,775

Amounts due from joint ventures are unsecured, interest-free and repayable on demand.

Details of material joint ventures as at October 31, 2023 are as follows:

Name	Place of incorporation	Percentage of ownership interest held by the Company	Principal activity
DHI Holdings (S) Pte Ltd.	Singapore	51%	Hotel operations, hospitality and VIP services in Singapore

On April 1, 2024, the Group agreed with the remaining shareholder of Singapore hotel companies that the Group owns the controlling interests in the Singapore hotel companies. Accordingly, the Singapore hotel companies became the non-wholly owned subsidiaries of the Group without change in the percentage of ownership. Please refer to note 13(c) for the details of the consolidation of Singapore hotel companies.

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

The following table illustrates the summarized financial information in respect of the joint ventures adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:

	As of October 31,
	2024	2023
	US$	US$
Total assets	—	196,343
Total liabilities	—	(210,067)
Net liabilities	—	(13,724)
Proportion of the Group’s ownership	N/A	51%
Group’s share of net assets of joint ventures	—	(6,999)
Due from joint ventures	—	23,774
Interests in joint ventures	—	16,775
Additional information of the joint ventures
Cash and cash equivalents	—	4,117
Amounts due to shareholders	—	(46,415)
Bank borrowings	—	(157,818)

	November 1, 2023 to March 31, 2024	May 1, 2023 to October 31, 2023
	US$	US$
Revenue	9,417	11,997
Loss for the period	(2,726)	(2,678)
Other comprehensive income for the period	2,624	227
Total comprehensive expense for the period	(102)	(2,451)

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

16.	PROPERTY, PLANT AND EQUIPMENT

	Properties	Computer equipment	Right-of-use assets	Total
	US$	US$	US$	US$
COST
As of May 1, 2023	134,490	24	-	134,514
Additions	17	-	-	17
Disposal of subsidiaries	-	(2)	-	(2)
Reclassified as held for sale	(63,575)	-	-	(63,575)
Exchange realignment	(502)	-	-	(502)
As of October 31, 2023	70,430	22	-	70,452
Additions	48	111	-	159
Acquisition of subsidiaries	204,389	758	175	205,322
Exchange realignment	4,504	2	-	4,506
As of October 31, 2024	279,371	893	175	280,439
ACCUMULATED DEPRECIATION
As of May 1, 2023	469	18	-	487
Provided for the period	995	3	-	998
Disposal of subsidiaries	-	(1)	-	(1)
Reclassified as held for sale	(625)	-	-	(625)
Exchange realignment	-	1	-	1
As of October 31, 2023	839	21	-	860
Provided for the year	5,100	59	-	5,159
Exchange realignment	(16)	(12)	-	(28)
As of October 31, 2024	5,923	68	-	5,991
CARRYING VALUES
As of October 31, 2023	69,591	1	-	69,592
As of October 31, 2024	273,448	825	175	274,448

The property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Computer equipment	5 years
Right-of-use assets	Over the lease term
Properties	Over the shorter of the useful life ranged 40-75 years and the remaining lease terms

Properties of US$69,591 and US$273,448 were pledged for bank borrowings (note 21) as at October 31, 2023 and October 31, 2024, respectively.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

17.	INTANGIBLE ASSETS

	Archived images	Developed technology	Brand name	Total
	US$	US$	US$	US$
COST
As of May 1, 2023 and October 31, 2023	-	154	175	329
Acquisition of subsidiaries	502	-	118,606	119,108
Exchange realignment	-	-	2	2
As of October 31, 2024	502	154	118,783	119,439
ACCUMULATED AMORTIZATION
As of May 1, 2023	-	-	17	17
Charge for the period	-	29	4	33
As of October 31, 2023	-	29	21	50
Charge for the year	-	124	9	133
Exchange realignment	-	1	-	1
As of October 31, 2024	-	154	30	184
CARRYING VALUES
As of October 31, 2023	-	125	154	279
As of October 31, 2024	502	-	118,753	119,255

The above carrying amounts of brand names of US$118,606 and archived images of US$502 as of October 31, 2024 are considered by the directors of the Company as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The brand names and archived images will not be amortized until its useful life is determined to be finite. Instead, they will be tested for impairment annually and whenever there is an indication that it may be impaired.

The remaining brand name of US$154 and US$147, respectively, as of October 31, 2023 and 2024 are amortized on a straight-line basis of 20 years and the developed technology are amortized on straight-line basis of 7 years.

As of October 31, 2024, carrying amount of brand name of US$92,670 and archived images of US$502, are allocated to cash-generating unit of the business unit under “L’Officiel”. For the purpose of impairment testing, the recoverable amount of this cash-generating unit has been determined based on a value in use calculation. That calculation uses undiscounted cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using a steady 1.6% to 2.1% growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, such estimation is based on the L'Officiel's past performance and management's expectations for the market development.

As of October 31, 2024, carrying amount of brand name of approximately US$25,936 are allocated to cash-generating unit of the business unit under “The Art Newspaper”. For the purpose of impairment testing, the recoverable amount of this cash-generating unit has been determined based on a value in use calculation. That calculation uses undiscounted cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using a steady 1.8% to 2.1% growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, such estimation is based on The Art Newspaper’s past performance and management's expectations for the market development.

Based on the result of the above assessments, management of the Group determined that the recoverable amount of the cash-generating unit is higher than the carrying amount and there is no impairment of the related intangible assets allocated to cash-generating unit. Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of cash-generating unit to exceed its recoverable amount.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

18.	FINANCIAL ASSETS AT FVTPL

	As of October 31,
	2024	2023
	US$	US$
Unlisted equity securities	1,191	488
Listed equity securities	23,485	-
Movie income right investments (note (ii))	12,123	5,523
	36,799	6,011
Presented as:
Current	12,123	5,723
Non-current (note (i))	24,676	288
	36,799	6,011

Notes:

(i)	The Company classified certain equity securities as non-current when these equity securities are held for long-term purposes and would realize their performance potential in the long run.

(ii)	The Group entered into movie income right agreements with certain production houses. In accordance with the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreement. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns will be added to the carrying amounts of financial assets.

During the six months ended October 31, 2023, the Group disposed financial assets measured at FVTPL to an independent third party at a consideration of US$25,550 and resulting in a gain on disposal of US$16,281.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

19.	ACCOUNTS RECEIVABLE, PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of October 31,
	2024	2023
	US$	US$
Accounts receivable arising from the digital solutions services	662	403
Accounts receivable arising from media and entertainment services	3,970	-
Accounts receivable from hotel operations, hospitality and VIP services	2,013	531
Total accounts receivable	6,645	934
Consideration receivable on disposal	-	34,133
Prepayments	1,337	1,053
Deposits	236	251
Note receivables	-	150
Other receivables	1,093	240
Prepayments, deposits and other receivables	2,666	35,827

The Group allows a credit period ranging from 0    to 90 days to its accounts receivable arising from digital solutions services for the demand note/invoices issued according to the payment schedules. The Group allows a credit period of up to 90 days to its accounts receivables arising from media and entertainment services business. The normal settlement terms of accounts receivable from hotel operations, hospitality and VIP services are specific terms mutually agreed between the contracting parties.

As of October 31, 2023 and 2024, included in the Group’s accounts receivable balance were debtors with aggregate carrying amounts of US$380 and US$2,237, respectively, which were past due as at the reporting date. As of October 31, 2023 and 2024, out of the past due balances, US$188 and US$1,030, respectively, had been past due 90 days or more. The management assessed that there has been no significant increase in credit risk nor risk of default because of the background of the debtors and historical payment arrangement with these debtors. The Group does not hold any collateral over these balances.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

20.	ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	As of October 31,
	2024	2023
	US$	US$
Accounts payable arising from the digital solutions services	408	-
Accounts payable arising from media and entertainment services	714	-
Accounts payable arising from hotel operations, hospitality and VIP services	468	69
Total accounts payable	1,590	69

Payable to former subsidiaries	-	15,346
Other payables and accruals	8,184	3,568
Interest payable	1,630	-
Lease liabilities (note)	186	-
Total other payables and accruals	10,000	18,914

Note:	The weighted average incremental borrowing rate applied to lease liabilities is 3.72% and 4.92%, respectively, for the six months ended October 31, 2023 and year ended October 31, 2024.

21.	BANK BORROWINGS

	As of October 31,
	2024	2023
	US$	US$
US$ - unsecured	-	15,000
US$ - secured	44,204	-
Singapore dollars - secured	163,301	-
Hong Kong dollars - secured	50,069	50,565
British Pound - unsecured	24	-
	257,598	65,565
Presented as:
Current	83,374	65,565
Non-current	174,224	-
	257,598	65,565

As of October 31, 2023 and 2024, bank borrowings of US$65,565 and US$83,374 were repayable in one year or on demand, nil and US$164,136 were repayable more than one year but within 5 years, respectively and nil and US$10,088 were repayable more than 5 years.

These bank borrowings carry a weighted average contractual interest rate of 6.96% p.a. and 4.32% p.a., respectively as of October 31, 2023 and 2024.

As of October 31, 2023 and 2024, the Group had bank borrowings of US$50,565 and US$224,431, respectively, are secured by the Group’s properties with a carrying amount of US$69,501 and US$273,448, respectively, as of October 31, 2023 and 2024.

As of October 31, 2023, the Group had a bank borrowing of US$15,000 is denominated in US$, which is unsecured, carries interest rate at 0.25% below daily Wall Street Journal Prime Rate and repayable within one year. As of October 31, 2024, the Group has bank borrowings of US$33,143 denominated in US$, which is secured by the pledged bank deposits of US$33,000, carries interest rate at an index indicated by the borrower bank and repayable within one year.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

22.	CONTRACT LIABILITIES

	As of October 31,
	2024	2023
	US$	US$
Media and entertainment services income	424	—
Hotel operations, hospitality and VIP services income	760	—
	1,184	—

Contract liabilities carried forward from each of the beginning of the reporting period are recognized as revenue during the next reporting period.

23.	DEFERRED TAX LIABILITY

The following is the deferred tax liability recognized and movements thereon:

Intangible assets
US$
As of May 1, 2023 and October 31, 2023	—
Acquisition of subsidiaries	5,652
As of October 31, 2024	5,652

24.	SHARE CAPITAL AND TREASURY SHARES

	Class A ordinary shares		Class B ordinary shares		Total		Treasury shares— Class B ordinary shares
	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Treasury shares
		US$		US$		US$		US$
Ordinary shares of US$0.0001 each
Authorized
As of October 31, 2023 and 2024	8,000,000,000	800	2,000,000,000	200	10,000,000,000	1,000	N/A	N/A
Issued and fully paid
As of May 1, 2023	10,928,142	1	65,549,039	7	76,477,181	8	100,961	52,235
Issuance of shares (note (a))	380,065	—	—	—	380,065	—	—	—
As of October 31, 2023	11,308,207	1	65,549,039	7	76,857,246	8	100,961	52,235
Issuance of shares (note (b))	21,485,714	2	192,307	—	21,678,021	2	(100,961)	(52,520)
Repurchases of shares (note (c))	—	—	(18,838,906)	(2)	(18,838,906)	(2)	18,838,906	447,520
Shares owned by non-wholly owned subsidiaries (note (b))	—	—	—	—	—	—	21,485,714	187,998
As of October 31, 2024	32,793,921	3	46,902,440	5	79,696,361	8	40,324,620	635,233

Notes:

(a)	During the six months ended October 31, 2023, the Company issued 380,065 Class A ordinary shares at a fair value of US$5,602 for the purpose of an acquisition of a company by the immediate holding company.

(b)	In December 2023, the Company transferred 100,961 treasury shares of the Company and issued 91,346 Class B ordinary shares to the immediate holding company at an aggregate consideration of US$100,000. In October 2024, the Company issued 21,485,714 Class A ordinary shares to WM&E at the consideration of US$188,000 for the purpose of the acquisition of the controlling stake of WM&E. As WM&E is a subsidiary of the Company, the shares of the Company owned by WM&E are then considered as treasury shares in consolidation. As of October 31, 2024, 18,838,906 Class B ordinary shares are owned by the Company and 21,485,714 Class B ordinary shares are owned by the subsidiary of the Company and both of them are classified as treasury shares in consolidation.

(c)	In December 2023 and October 2024, the Company repurchased 553,192 and 18,285,714 Class B ordinary shares from the immediate holding company, respectively, amounting to US$447,522 in aggregate.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

25.	CREDIT RISK AND IMPAIRMENT ASSESSMENT

Credit risk refers to the risk that the Group’s counterparties default on their contractual obligations resulting in financial losses to the Group. The Group’s credit risk exposures are primarily attributable to accounts receivable, other receivables and deposits, pledged bank deposits, bank balances, fiduciary bank balances and amounts due from AMTD Group and joint ventures. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

The Group performed impairment assessment for financial assets under CECL model. Information about the Group’s credit risk management, maximum credit risk exposures and the related impairment assessment, if applicable, is summarized as below:

Accounts receivable

In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

In addition, the Group performs impairment assessment under CECL model on accounts receivable from digital solutions services with significant balances or credit-impaired individually. The remaining accounts receivable from digital solutions services, receivable from media and entertainment services and receivable from hotel operations, hospitality and VIP services are assessed collectively and grouped based on shared credit risk characteristics by reference to the Group’s past due status of outstanding balances, nature, size and industry of debtors and external credit ratings. The Company assesses the CECL of accounts receivable arising from the digital solutions services and accounts receivable from hotel operation services based on historical observed default rates over the expected life of the debtors and forward-looking information that is available without undue cost or effort. The forward-looking information is considered through the use of publicly available economic data and forecasts, including macroeconomic data such as GDP growth and unemployment rate. For six months ended October 31, 2023 and year ended October 31, 2024, the Group assessed the CECL on accounts receivable to be insignificant and thus no loss allowance is recognized.

Fiduciary bank balances, bank balances and pledged bank deposits

Credit risk on fiduciary bank balances, bank balances and pledged bank deposits is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed CECL for fiduciary bank balances, bank balances and pledged bank deposits by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the CECL on fiduciary bank balances, bank balances and pledged bank deposits is insignificant and therefore no allowance was recognized.

Amounts due from AMTD Group

The Group regularly evaluates the business performance of AMTD Group. The Group’s credit risks in these balances are considered low due to the strong financial position. The management believes that there are no significant increases in credit risk of these amounts since initial recognition and the Group provided impairment based on CECL. The Group assessed the CECL on amounts due from AMTD Group to be insignificant and thus no loss allowance is recognized.

Other receivables and deposits

For other receivables and deposits, the Group regularly reviews the recoverable amount of each individual debtor to ensure that adequate impairment losses are recognized for irrecoverable debts. The Group performs impairment assessment under CECL model on such other receivables and deposits individually. The Group believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on CECL. The Group assessed the CECL on other receivables and deposits are insignificant and thus no loss allowance is recognized.

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

	Fair value as of
	October 31,		Fair value	Valuation technique(s)
Financial assets	2024	2023	hierarchy	and key inputs
	US$	US$
Financial assets at FVTPL - listed equity securities	23,485	-	Level 1	Quoted prices in active market
Financial assets at FVTPL - unlisted equity securities	1,191	488	Level 2	The fair values of unlisted equity investments are determined with reference to the recent transaction price of the investments.
Movie income right investments	6,463	1,605	Level 2	The fair values of unlisted equity investments are determined with reference to the recent transaction price of the investments.
Movie income right investments	5,660	3,918	Level 3	Income approach - in this approach, the discounted cash flow method was used to capture the present value of the expected future economic benefits to be derived from the investments in these movie income right investments, based on an appropriate discount rate.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

26.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS - (CONTINUED)

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis - (Continued)

Reconciliation of Level 3 fair value measurements

Movie income right investments
US$
As of May 1, 2023	13,924
Total gains in profit or loss	16,281
Disposals	(25,550)
Exchange realignment	(737)
As of October 31, 2023	3,918
Transfer from Level 2	1,605
Exchange realignment	137
As of October 31, 2024	5,660

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

In addition to the transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following significant related party transactions during the reporting period:

		Year ended October 31,	Six months ended October 31,	Year ended April 30,
Relationship	Nature of transactions	2024	2023	2023	2022
		US$	US$	US$	US$
Ultimate holding company	Insurance brokerage services	5	32	7	11
Ultimate holding company	Digital solutions services	2,562	1,278	2,169	1,641
Ultimate holding company	Corporate expenses allocated	1,865	1,533	1,212	910
Fellow subsidiaries	Insurance brokerage services	36	1	52	74
Immediate holding company	Repurchase of shares of the Company	447,522	—	318,882	—
Ultimate holding company	Interest income	13,923	6,154	6,612	—

Compensation of key management personnel

During the year ended October 31, 2024, the remuneration of key management personnel of the Company is approximately US$0.3 million. The remuneration of key management personnel is determined with regard to the performance of individuals and market trends.

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

As of October 31, 2023 and 2024, the amount due from AMTD Group was unsecured, bearing interest of 2% per annum and repayable on demand.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

27.	RELATED PARTY DISCLOSURES - (CONTINUED)

Centralized cash management and major non-cash transactions - (Continued)

As of October 31, 2023 and 2024, the amounts due to non-controlling shareholders comprised of (i) interest bearing balance of US$7,669 and nil at a variable rate of 2 times of HIBOR plus 1.15% per annum, (ii) interest bearing balance of US$25,564 and nil at a variable rate of HIBOR plus 1.15% per annum and (iii) non-interest bearing balance of US$20,156 and US$63,893. The amount due to non-controlling shareholders was unsecured. During the year ended October 31, 2024, interest-bearing amount due to a non-controlling shareholder was settled.

During the year ended April 30, 2023, the Group repurchased 616,346 Class B ordinary shares from its immediate holding company amounting to US$318,882. The consideration was settled through the current accounts with AMTD Group.

During the year ended October 31, 2024, the Company repurchased 553,192 and 18,285,714 Class B ordinary shares from the immediate holding company, respectively, amounting to US$447,522 in aggregate. The consideration was settled through the current accounts with immediate holding company.

During the year ended October 31, 2024, certain other receivables of US$116,430 and other payables of US$15,346, were settled through the current accounts with AMTD Group under the agreements between respective independent third parties, the Group and AMTD Group.

During the year ended October 31, 2024, the Group acquired certain financial assets at FVTPL from the immediate holding company at a consideration of US$26,344 and was settled through the current accounts.

During the year ended October 31, 2024, the Company transferred 100,961 treasury shares of the Company and issued 91,346 Class B ordinary shares to the immediate holding company with a consideration of US$100,000 and was settled through the current accounts.

28.	SHARE-BASED COMPENSATION

On August 3, 2020, the Company granted 38,710 shares of Class A ordinary shares. The grant date fair value of Class A ordinary shares is determined based on recent transaction price of the Company’s equity share.

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

The share-based payment expense amounted to US$83 and US$86 was recognized in the consolidated financial statements during the six months ended October 31, 2023 and the year ended October 31, 2024, respectively.

As of October 31, 2024, compensation cost related to non-vested shares was entirely recognized.

29.	PENDING CLAIMS AND LITIGATION

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Such proceedings are reviewed with the Group’s legal advisors. The Group does not believe that any pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

30.	SUBSEQUENT EVENTS

Other than disclosed elsewhere in the combined financial statements, the following subsequent events occurred.

In November 2024, WM&E, the subsidiary of the Company, issued 1,680 non-voting redeemable ordinary shares to the Company and the Company issued 13,333,333 Class A shares of the Company to WM&E, representing a consideration of US$100 million.

In January 2025, WM&E and Black Spade Acquisition II Co (Nasdaq: BSII), a special purpose acquisition company founded by Black Spade Capital, entered into a business combination agreement. Upon the completion of the transactions contemplated by the business combination agreement, the combined company will retain its name “World Media and Entertainment Universal Inc.” and its headquarters in Paris, and its ordinary shares will be listed on a stock exchange in the U.S subject to regulatory approval.