Form 20-F/A
period 2024-10-31
AMTD Digital Inc.
filed 2026-02-18
CIK 1809691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated Filer ☐	Emerging growth company ☐

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

This Amendment No. 1 (this “Amendment No. 1”) to the annual report on Form 20-F of AMTD Digital Inc. (the Company”) amends its annual report on Form 20-F for the year ended October 31, 2024 as originally filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2025 (the “Original Filing”).

This Amendment No. 1 is being filed to:

●	supplement the disclosures under Item 16C of the Original Filing to reflect the audit fees for services performed by Assentsure PAC, independent registered public accounting firms of the Company, for the audit of the financial statements of the Company for fiscal year ended October 31, 2024 and to present a breakdown of the amounts of aggregate audit fees billed for each of the Company’s last two fiscal years by Assentsure PAC;

●	amend disclosures under Item 16F of the Original Filing to reflect the receipt and content of a letter from the Company’s former auditor, which was issued subsequent and in response to the original disclosures under Item 16F of the Original Filing, in accordance with Item 16F(a)(1) of Form 20-F; and

●	amend the list of exhibits in “Item 19. Exhibits” of the Original Filing to reflect the filing of the letter from the Company’s former auditor referenced above as required under Item 16F(a)(3) of Form 20-F.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Original Filing. Other than as expressly stated in this Amendment No. 1, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Original Filing or reflect any events that have occurred after the Original Filing was filed on February 28, 2025. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the Original Filing are true and complete as of any date subsequent to February 28, 2025. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the documents filed with or furnished to the SEC by the Company subsequent to February 28, 2025, including any amendments to such documents, as information in such documents may update or supersede certain information contained in this Amendment No. 1.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

i

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

	For the Fiscal Year ended April 30, 2023	For the Fiscal Year ended October 31, 2024
	US$	US$
	(in thousands)
Audit Fees(1)
- Deloitte Touche Tohmatsu	965	—
- Assentsure PAC	—	228	(3)
Tax Fees(2)
- Deloitte Touche Tohmatsu	4	—

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of interim condensed consolidated financial statements.

(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal external auditors for tax compliance.

(3)	US$228,000 was billed by Assentsure PAC during the year ended October 31, 2024 in relation to the audits for the six months ended October 31, 2023 and fiscal years ended April 30, 2023, 2022 and 2021. The audit fee for the fiscal year ended April 30, 2024 was not billed by Assentsure PAC during the year ended April 30, 2024.

All audit and permitted non-audit services provided by our principal accountant, including audit services, audit-related services, tax services, and other services as described above, must be and have been approved in advance by our audit committee.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective June 24, 2024, we engaged Assentsure PAC, or Assentsure, as our independent registered public accounting firm to audit our consolidated financial statements as of and for each of the fiscal years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023. We dismissed Deloitte Touche Tohmatsu, or Deloitte, on April 22, 2024 and notified Deloitte of such dismissal on April 23, 2024. The change of our independent registered public accounting firm was approved by our board of directors and the audit committee of our board.

A copy of Deloitte’s letter dated April 11, 2025 in response to the original disclosures under Item 16F of our annual report on Form 20-F originally filed on February 28, 2025 is attached as Exhibit 16.1.

 The audit reports of Deloitte on our consolidated financial statements as of and for the year ended April 30, 2023, did not contain an adverse opinion or a disclaimer of opinion. They were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal year ended April 30, 2023, and the subsequent period prior to the dismissal of Deloitte, or the covered period, there were no (i) disagreements between us and Deloitte on accounting principles or practices, financial statement disclosure, or auditing scope or procedures, to have caused Deloitte to make reference thereto in their reports on the financial statements for such years, or (ii) “reportable events” as defined in Form 20-F Item 16F(a)(1)(v), supplemented by the following paragraph.

Deloitte advised us that information had come to Deloitte’s attention during the covered period, which, if further investigated, may materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements of ours; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent Deloitte from rendering an unqualified audit report on those financial statements). The information related to two writs filed against certain of our ex-subsidiaries.

Given the dismissal of Deloitte, following the formal procedures and confirmation to us by Assentsure that its engagement for the audit of our consolidated financial statements as of and for each of the fiscal years ended April 30, 2021, 2022 and 2023 and six months ended October 31, 2023 under United States generally accepted accounting principles, including the completion of clearance procedures with Deloitte in accordance with PCAOB requirements and internal guidelines and criteria of Assentsure through an in-person meeting that took place in Singapore on April 22, 2024, the audit committee of our board of directors has determined that there was no need to discuss with Deloitte the matters raised by Deloitte and set forth in the immediately preceding paragraph further with Deloitte subsequent to its dismissal.

During our fiscal year ended April 30, 2023 and through the subsequent interim period on or prior to the engagement of Assentsure, neither us nor anyone on our behalf consulted with Assentsure on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Assentsure concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Item 19. EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.3	AMTD SpiderNet Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on August 30, 2022)
4.1	Master Transaction Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.2	Transitional Services Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.3	Non-Competition Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.4	Engagement Letter between the Registrant and its controlling shareholder dated October 1, 2020 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.5	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated March 8, 2021 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.6	Share Purchase Agreement between the Registrant and AMTD Education Group dated March 8, 2021 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.7	Share Purchase Agreement between the Registrant and AMTD IDEA Group dated August 15, 2022 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on August 30, 2022)
4.8	Business Loan Agreement between the Registrant and East West Bank dated August 5, 2024 (incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on February 28, 2025)
8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on February 28, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
11.2	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on February 28, 2025)
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1*	Letter from Deloitte Touche Tohmatsu to the Securities and Exchange Commission dated April 11, 2025
97	Clawback Policy (incorporated by reference to Exhibit 97 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on February 28, 2025)
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Scheme Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD Digital Inc.

By:	/s/ Giampietro Baudo
Name:	Giampietro Baudo
Title:	Chief Executive Officer

Date: February 18, 2026