Form 20-F
period 2025-10-31
AMTD Digital Inc.
filed 2026-02-27
CIK 1809691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2025.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to_________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 78,809,300 Class A ordinary shares, par value US$0.0001 per share, and 47,354,671 Class B ordinary shares, par value US$0.0001 per share, as of October 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;

●	“ADSs” refers to our American depositary shares, every five of which represents two Class A ordinary shares;

●	“AMTD Group” refers to the Controlling Shareholder and its subsidiaries;

●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 each;

●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 each;

●	“Controlling Shareholder” refers to AMTD Group Inc., a British Virgin Islands company;

●	“France” refers to French Republic;

●	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

●	“NYSE” refers to the New York Stock Exchange;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“SG$” or “Singapore dollars” refers to the legal currency of Singapore;

●	“SGX-ST” refers to the Singapore Exchange Securities Trading Limited;

●	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;

●	“TGE” means The Generation Essentials Group (NYSE: TGE; LSE: TGE), formerly known as World Media and Entertainment Universal Inc., our consolidated entity and a Cayman Islands exempted company with limited liability, and its subsidiaries;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“we,” “us,” “the company” or “our company” refers to AMTD Digital Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries; and

●	“WME Assets” refers to WME Assets Group (formerly known as AMTD Assets Group), a subsidiary of TGE and a Cayman Islands exempted company with limited liability, and its subsidiaries.

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

We changed our basis of accounting from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, to U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our consolidated financial statements for the year ended April 30, 2023, the Transition Period (i.e. the six months ended October 31, 2023), the years ended and as of October 31, 2024 and 2025 included elsewhere in this annual report have been prepared in accordance with U.S. GAAP. Historical financial results for the year ended and as of April 30, 2023 have also been adjusted based on U.S. GAAP.

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

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Europe, the United States and Asia and maintain our bank accounts and balances primarily in licensed banks in the major cities of our operation. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries. During the year ended October 31, 2025, there was no transfer in the form of cash from our subsidiaries to our Cayman Islands holding company or from our Cayman Islands holding company to our subsidiaries. No other transfer of other assets was made between our holding company and subsidiaries during the year ended October 31, 2025 and we intend to settle amounts owed between our Cayman Islands holding company and subsidiaries to the extent required by our business operations.

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

There are no significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed. There are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

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

Risks Relating to Our Business and Industries

●	We operate in multiple dynamic and competitive industries, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that we will compete successfully or generate sustainable profit.

●	We face numerous risks and challenges as we continue to operate and expand our businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess our future prospects.

●	Our success depends on our ability to anticipate trends and respond to changing customer preferences, which impact demand for our products and services and the profitability of our businesses.

●	Our brands and reputation are our key assets. Any negative publicity with respect to us, our brands, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industries in general, may materially and adversely affect our reputation, business, and results of operations.

●	Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.

●	Acquisitions, investments and other transactions could adversely affect our costs, revenues, profitability and financial position.

●	We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all.

●	We face risks associated with debt obligations that are scheduled to mature in the near term.

●	We operate and use a L’Officiel AMTD composite brand, and not the historic L’Officiel brand.

●	Our business may suffer if the intellectual property we use in our business is not protected.

●	We may be subject to claims of intellectual property infringement that could adversely affect our business.

●	Attracting and maintaining a talented and diverse workforce, which is vital to our success, is challenging and costly. Failure to do so would have a negative impact on our competitive position, reputation, business, financial condition and results of operations.

●	The international scope of our business exposes us to risks inherent in global operations.

●	The media industry is highly competitive, and we may be unable to compete successfully with our current or future competitors.

●	Our ability to grow the size and profitability of our audience base for our print publications and digital media services depends on many factors, both within and beyond our control, and a failure to do so could adversely affect our results of operations and business.

●	Our advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of our strategy.

●	The entertainment industry is highly competitive.

●	The success of our entertainment business segment depends on the success of a limited number of film releases each year and unpredictable factors in the motion picture industry.

●	Due to the inherent nature of producing motion pictures, we provide advances and funding for motion pictures in advance and assume the risk of not being able to recoup these investments.

●	Risks associated with our capacity as a co-producer of or financial investor in our films.

●	The production of motion picture is a capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

●	We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

●	The hospitality market is highly competitive, and we may be unable to compete successfully.

●	We may acquire, renovate and/or re-brand hotels, including in new or existing geographic markets.

●	We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

●	Our results of operations and financial condition may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.

●	Our investments are subject to liquidity, concentration, regulatory, credit and other risks.

●	SPACs sponsored by us pursuant to our SPAC initiatives may not be able to identify and complete suitable business combinations.

●	Acquired business combination targets may underperform or fail to meet expectations, adversely affecting our business and reputation.

●	AMTD Digital Inc. is not an operating company but a holding company incorporated in the Cayman Islands, and this structure involves unique risks to investors. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them. Our digital investments business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all. All of these may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in General—Our investments are subject to liquidity, concentration, regulatory, credit and other risks ,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in General —We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all .”

Risks Relating to Our Relationship with the Controlling Shareholder

●	We may have conflicts of interest with our Controlling Shareholders or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Risks Relating to the ADSs

●	The trading price of the ADSs has been volatile and could continue to fluctuate significantly, which could result in substantial losses to you.

●	An active public market may not develop for the ADSs on the NYSE, and you may not be able to resell the ADSs at or above the price you paid, or at all.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in this annual report based on foreign laws

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

We expanded into fashion, arts and luxury media advertising and marketing services after the recent acquisition of L’Officiel and The Art Newspaper. We started to engage in hotel operations and hospitality and VIP services since our acquisition of WME Assets in February 2023. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the various industries in which we operate and our relatively short operating history in some of these industries. As a new owner and operator of these businesses, we face risks associated with our limited operating history in managing these operations. The successful integration and operation of these businesses requires significant management attention, operational expertise and financial resources. Any failure to effectively manage the transition, retain key personnel, maintain business relationships or achieve anticipated synergies could adversely affect our financial condition, operational performance and growth prospects. Additionally, we may encounter unforeseen challenges in aligning the acquired businesses within our group operations, corporate culture and strategic objectives. These risks are heightened by the complexity and diversities of the industries in which the acquired businesses operate and their respective competitive landscape. Our business initiatives and expansion plans across these business lines may put us into direct or indirect contact with individuals and entities that are not within our traditional client and counterparty base, and may expose us to new asset classes, new markets and new challenges. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

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

Acquisitions may involve significant risks and uncertainties, including difficulties in integrating acquired businesses, including cultural challenges associated with transitioning employees from the acquired company into our organization; failure to correctly anticipate liabilities, deficiencies or other claims or costs; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business; possible dilution of our brands or harm to our reputation; the potential loss of key employees; risks associated with strategic relationships; risks associated with integrating operations and systems, such as financial reporting, internal control, compliance and information technology systems, including those related to cybersecurity and data privacy, in an efficient and effective manner; legal proceedings initiated as a result of or in connection with an acquisition or investment; omission or failure of our due diligence processes to identify significant issues with the acquired assets or company; and other unanticipated problems and liabilities. Our acquisitions have and could in the future also involve acquisitions of companies in event-driven special situations, such as bankruptcies, corporate and financial restructurings and recapitalizations. Acquisitions of this type involve substantial financial and business risks. For example, we may be forced to relinquish or otherwise lose intellectual property or other assets, write down or write off assets, suspend, terminate or restructure our operations or incur significant losses subsequent to the acquisition and may be faced with claims and disputes.

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

Our history can be traced back to AMTD IDEA’s acquisition of L’Officiel in April 2022 and The Art Newspaper in October 2023. These acquisitions are subject to all the risks described above and their success depends, in part, on our ability to successfully manage these risks, and to apply our editorial, subscription, advertising, marketing and operational expertise and to help grow L’Officiel and The Art Newspaper in an efficient and profitable manner. The success of the acquisition also depends, in part, on factors outside of our control, such as actions taken or may be taken by other parties interested or involved in these acquisitions or the acquired businesses, the development of other circumstances relating to these acquisitions, and the market in which the acquired companies operate in. We may not be able to achieve our intended strategy or manage L’Officiel and The Art Newspaper successfully, or doing so may be more costly than we anticipate, and we may experience difficulty in realizing the expected benefits of the acquisitions.

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

We operate and use a L’Officiel AMTD composite brand, and not the historic L’Officiel brand.

The historic L’Officiel brand originated from a magazine published in Paris since 1921, or the Old Brand. While, through TGE, we operate a new L’Officiel AMTD brand, or the New Brand, which in our opinion (upon advice of counsel) is distinct and distinguishable from all others (including the Old Brand), there have been and may be usage of or matters relating to the Old Brand which we are unaware of or do not control, such as the publication of magazines using the Old Brand. This has and may result in certain claims or assertions being made in respect of the Old Brand or New Brand that we may need to defend ourselves against, and may require us to take action, including legal action, to protect the New Brand (including from claims the New Brand is not distinguishable from the Old Brand). While others have separate rights to the Old Brand, taking into account advice from counsel, we believe that these do not impede on our key operations, notably where we have secured rights in the New Brand by way of obtaining comprehensive trademark registrations around the world.

If we lose the ability to use the brand or have to contend with the existence of confusingly similar brands held by third parties, we could incur additional expenses to market our brand and could see our competitive position impacted. This could mean we may not succeed in realizing the full value of our assets, which could substantially harm our business, results of operations, financial condition and prospects.

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

We and AMTD Group Inc. (see “Item 4. Information on the Company—B. Business Overview— Intellectual Property — Intellectual Property Licensed Agreement with AMTD Group Inc.” regarding how we license domain names we use in our business from AMTD Group Inc.) are the registrants for numerous domain names for websites that we use in our business. The allocation and registration of domain names are generally overseen by not-for-profit organizations (including but not limited to the Internet Corporation for Assigned Numbers and Names, the Internet Assigned Numbers Authority and regional internet registries such as the Réseaux IP Européens Network Coordination Centre and Asia Pacific Network Information Centre), and these non-for-profit organizations may continue to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize our business brands in all of the countries in which we currently conduct or intend to conduct business. Further, we may be unable to prevent competitors or other third parties from acquiring or using domain names that are similar to, infringe upon, or diminish the value of our domain names. We note that if a competitor or third party acquires or uses a domain name that is similar to or diminishes the value of our domain names, if such third party domain name incorporates any of the trademarks that we have registered in the relevant jurisdiction then we may be able to bring a claim of trademark infringement (see risks related to enforcement of intellectual property rights above). If we lose the ability to use a domain name or have to contend with the existence of confusingly similar domain names held by third parties, we could incur additional expenses to market our brand within that country. This could substantially harm our business, results of operations, financial condition and prospects.

In addition, TGE licenses L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties it uses in is business from AMTD Group Inc. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property — Intellectual Property License Agreement with AMTD Group Inc.” The license agreement has an initial term of 20 years and will automatically renew for terms of five years each unless either TGE or AMTD Group Inc. notifies the other party no later than six months prior to the expiration of the then-current term. TGE may not be able to and AMTD Group Inc. may refuse to renew this license agreement, due to change in our relationship or otherwise. The license agreement is also terminable by either part if there is a material breach on the part of the other party that is not cured within the prescribed period. The termination or lack of renewal of this license agreement, or if it is renewed on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. Our success is also partially dependent on the reputation of AMTD Group Inc. and their intellectual properties, and the ability of AMTD Group Inc. to protect and maintain the intellectual property rights that we use in connection with our business, all of which may be harmed by factors outside our control, including unfavorable publicity or negative news regarding us, AMTD Group Inc. and the respective directors, officers and employee and business partners, that could adversely affect our reputation and our results of operations.

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

Our operating results are subject to seasonal fluctuations.

Our revenues and results of operation are subject to seasonal fluctuations. The hospitality industry is subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Generally, the third quarter, in which the summer holidays fall, accounts for a higher percentage of our annual revenues in the hotel operation, hospitality and VIP services segment than the other quarters of the year. In addition, certain special events, such as large-scale exhibition, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions where we operate hotels.

Environmental, social and governance matters, and any related reporting obligations, may impact our businesses.

Regulators, investors and other stakeholders around the world are increasingly focused on environmental, social and governance, or ESG, matters. New domestic and international laws and regulations relating to ESG matters, including environmental sustainability and climate change, human capital management, privacy and cybersecurity, are under consideration or have recently been adopted. These laws and regulations include specific, target-driven disclosure requirements or obligations. Our response to such requirements or obligations requires additional investments, increased attention from management and the implementation of new practices and reporting processes, and involves additional compliance risk. In addition, our ability to implement ESG-related initiatives is dependent on external factors. For example, our ability to carry out sustainability initiatives may depend in part on third-party collaboration, mitigation innovations and the availability of economically feasible solutions at scale. Furthermore, factors such as changes in methodologies and processes for reporting ESG data, improvements in third-party data and the evolving standards for identifying, measuring and reporting ESG metrics, including disclosures that may be required by regulators, could impact our reporting of and progress toward our own ESG goals and commitments. Any failure, or perceived failure, by us to comply with complex, technical and rapidly evolving ESG-related laws and regulations, or to meet our own ESG targets and commitments, may negatively impact our reputation and result in penalties or fines.

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

Our clients typically provide us with sensitive and confidential information as part of our business arrangements. We are susceptible to attempts to obtain unauthorized access of such sensitive and confidential client information. We also may be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. Although cyber-attacks have not had a material impact on our operations to date, breaches of our or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to and disclose sensitive and confidential client information and our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses and other means, and could originate from a wide variety of sources, including state actors or other unknown third parties. The increase in using mobile technologies can heighten these and other operational risks.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of October 31, 2025. See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Our advertising revenue is sensitive to the macroeconomic environment, as advertiser budgets can fluctuate substantially in response to changing economic conditions. Our advertising revenues could be adversely affected as advertisers, including primarily luxury and fashion brands, respond to such conditions by reducing their budgets or shifting spending patterns or priorities. See also “Risks Relating to Our Business and Industries in General — Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.”

Within the fashion, arts and luxury advertising markets, our ability to compete successfully for advertising budgets will depend on, among other factors, our ability to engage and grow our audience base, develop attractive and high-quality content, maintain our influence in the fashion, arts and luxury markets, enhance our relationship with renowned brands and fashion influencers and demonstrate the value of our advertising and the effectiveness of our content, products and services to advertisers. In determining whether to buy advertising with us, advertisers may consider factors such as our brands and reputation, the demand for our content and products, the focus of our coverage, size and demographics of our audience, advertising rates, targeting capabilities, results observed by advertisers, and perceived effectiveness of advertising offerings and alternative advertising options. Specifically, the prestige and reputation of our publications are critical to our success in attracting premium advertisers. If our brand perception diminishes for any reason, we may lose the appeal that makes our platform attractive for luxury and high-end advertising and thereby experience a decline in advertising revenue. See also “Risks Relating to Our Business and Industries in General — Our brands and reputation are our key assets. Negative perceptions or publicity of us or our brands could adversely affect our business, financial condition and results of operations.”

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

We are subject to a number of business, financial and operating risks inherent to the hospitality industry, including:

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

We may acquire, renovate and/or re-brand hotels, including in new or existing geographic markets.

We, through TGE, (i) executed a sale and purchase agreement for the acquisition of the Hilton Garden Inn in New York City Tribeca, (ii) entered into a sale and purchase agreement to purchase an 80% stake in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia, and (iii) entered into a sale and purchase agreement with FEC Holdings and FEC Hotel to purchase a 50% stake in the Ritz Carlton Hotel in Perth Australia, each in December 2025.

Acquisitions of hotel properties present unique and significant risks that may adversely affect our business, financial condition, and results of operations.

The physical and other condition of acquired properties may not meet our standards or customer expectations, necessitating substantial capital expenditures for renovations, upgrades, or compliance with our operational requirements. The costs of such renovations or improvements may exceed our estimates, and the timing of such work may be delayed by factors outside our control, including permitting, supply chain disruptions, or labor shortages. During periods of renovation or rebranding, properties may need to close rooms or facilities, which can further reduce revenue and profitability.

We may also face challenges in integrating acquired properties into our existing portfolio, including aligning operational practices, technology systems, and employee training with our standards. The success of any acquisition or rebranding depends in part on our ability to retain and motivate key employees, maintain service quality, and preserve relationships with customers, suppliers, and other stakeholders. Failure to effectively manage these integration risks could result in diminished guest satisfaction, reputational harm, or the loss of business opportunities.

Rebranding or the transition of a property from an existing brand to our brand, or the assumption of management from a third party, may result in operational disruptions, loss of key personnel, or adverse reactions from customers, employees, or business partners. Customers and business partners may have established loyalty to the prior brand, and may not be familiar with, or may not prefer, our brand or service standards. As a result, the property may experience a decline in occupancy, average daily rate, or overall revenue during and after the transition period. We may be required to invest significant resources in marketing, advertising, and promotional activities to reposition the property and build brand awareness, and there can be no assurance that these efforts will be successful or that the property will achieve anticipated performance levels.

When we acquire a hotel that is operated under a third-party management or franchise agreement, we may be required to negotiate the termination or assignment of such agreements, which may involve substantial costs, legal disputes, or delays. In some cases, existing management or franchise agreements may contain restrictive provisions, termination fees, or non-compete clauses that limit our ability to promptly rebrand or reposition the property under one of our brands, or may require us to operate the property under the prior brand for a period of time, thereby delaying the realization of anticipated synergies or strategic objectives.

We may develop or acquire hotels in geographic areas in which our management may have little or no operating experience. We may encounter unfamiliar local market dynamics, including differences in customer preferences, demand patterns, competitive landscapes, and economic cycles, which may not align with our historical experience or expectations. Our ability to accurately assess market potential, set appropriate pricing strategies, and forecast performance may be impaired, increasing the likelihood of underperformance relative to our projections. Furthermore, we may face challenges in navigating complex or unfamiliar regulatory environments, including local laws and regulations governing land use, zoning, labor, health and safety, environmental compliance, licensing, and taxation. These regulatory requirements may be subject to frequent changes or inconsistent enforcement, and our lack of established relationships with local authorities or business partners may hinder our ability to obtain necessary permits, approvals, or licenses in a timely manner. Additionally, operational practices, labor markets, and supply chain logistics may differ substantially from those in markets where we have prior experience, potentially resulting in inefficiencies, higher operating costs, or difficulties in maintaining our brand standards and service quality. Cultural differences, language barriers, and variations in business customs may further complicate integration efforts and employee training, and may impact our ability to attract, retain, and motivate qualified personnel. Any failure to effectively manage these risks associated with entering new geographic markets could result in delays, increased costs, reputational harm, or the inability to achieve anticipated returns on investment, thereby materially and adversely affecting our business and growth prospects.

The acquisition of properties may expose us to unknown or contingent liabilities, including claims or disputes arising from prior operations, unresolved litigation, or non-compliance with laws and regulations. We may not be fully indemnified for such liabilities, and the discovery of material issues post-acquisition could result in significant financial losses or operational disruptions.

The competitive environment for acquiring hotel properties is intense, and we may be required to pay premium prices or agree to less favorable terms in order to secure attractive assets, particularly those managed by well-known brands. There can be no assurance that we will be able to achieve our expected returns on investment, or that acquired properties will perform in accordance with our projections. If acquired or rebranded hotels fail to achieve anticipated results, or if integration and transition costs are higher than expected, our business, financial condition, and results of operations could be materially and adversely affected.

We own a limited number of hotels and significant adverse changes at one hotel could have a material adverse effect on our financial performance.

Our hotel portfolio currently consists of iclub AMTD Sheung Wan Hotel and Dao by Dorsett AMTD Singapore. Significant adverse changes in the operations of either of these hotels could have a material adverse effect on our financial performance.

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

Risks Relating to Our Strategic Investment Business

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

Our investments are long-term, strategic in nature to reinforce our ecosystem. We have made significant equity investments in public and private companies and recognize dividend income and net fair value changes on investments on our consolidated statements of profit or loss and other comprehensive income. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. For our equity investments in private companies, we measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook. As of October 31, 2025, the aggregate fair value of our strategic investment portfolio was US$229.5 million. Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.

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

Risks Relating to Our Other Businesses

SPACs sponsored by us pursuant to our SPAC initiatives may not be able to identify and complete suitable business combinations.

As part of our growth strategy, we have established an initiative to sponsor and control special purpose acquisition companies, or SPACs, with the intention that these vehicles will raise capital from public markets and subsequently acquire operating businesses through business combinations. Our objective is to leverage our expertise, network and resources to identify attractive targets, consummate acquisitions, and enhance our portfolio by adding businesses that complement our existing operations and are expected to generate synergies and shareholder value. In furtherance of this strategy, TGE, our subsidiary, is acting as the sponsor of TGE Value Creative Solutions Corp, a SPAC which, successfully completed its initial public offering of 15,000,000 units at $10.00 per unit on the NYSE on December 23, 2025, resulting in gross proceeds of $150,000,000.

However, there can be no assurance that any SPAC sponsored by us, including TGE Value Creative Solutions Corp, will be able to identify, negotiate and complete a business combination with a suitable target within the prescribed timeframe, or at all. The market for high-quality acquisition targets has become increasingly competitive, with a significant number of SPACs, private equity funds, venture capital firms and strategic acquirers all seeking similar opportunities. This heightened competition may result in fewer available targets, inflated valuations, or unfavorable transaction terms. In addition, the process of identifying and evaluating potential targets is inherently uncertain and subject to a range of factors beyond our control, including prevailing market conditions, sector-specific risks, and changes in the regulatory environment.

If any of our sponsored SPACs, including TGE Value Creative Solutions Corp, is unable to consummate a business combination within the time period required by their constitutional documents, they will be required to liquidate and return funds to their public shareholders. In such circumstances, we would risk losing part or all of our at-risk capital invested in the SPAC (in respect of TGE Value Creative Solutions Corp, this amounts to approximately US$2.65 million), and the loss of part or all of this investment and any anticipated economic benefits could have an adverse financial impact on us. There may also be reputational consequences which could affect our ability to sponsor future SPACs or pursue our broader corporate strategy.

Acquired business combination targets may underperform or fail to meet expectations, adversely affecting our business and reputation.

Following the successful completion of a business combination by one of our sponsored SPACs, including TGE Value Creative Solutions Corp, we may acquire an interest in a target company. This may involve obtaining control (including, where applicable, through dual-class share or voting structures or other arrangements) or holding a non-controlling interest. In each case, our intention is to generate value through operational improvements, strategic guidance and by fostering synergies with our existing portfolio.

The identification and assessment of suitable acquisition targets require the deployment of significant resources towards the conduct of thorough due diligence, including legal, financial, commercial and operational reviews. Material issues, liabilities or adverse circumstances may not be identified prior to the completion of a business combination, or that the information available to us during the diligence process may be incomplete, inaccurate or misleading. Any such failure in the diligence process could result in the acquisition of a business that is fundamentally unsound or less attractive than initially anticipated.

In addition, notwithstanding our due diligence processes and the experience of our management team, the acquired targets could underperform relative to our expectations or fail to achieve their business plans. Underperformance may also arise from unforeseen liabilities or adverse developments affecting the target’s business, financial condition or prospects; changes in market dynamics, customer preferences or regulatory requirements; or the inability of the target’s management team to execute the agreed strategy. Should an acquired business fail to deliver anticipated results, we may be required to recognize impairment charges, write-downs or other losses in respect of our investment, whether the target is controlled, consolidated, or accounted for as an associate or financial asset. Where we obtain control or consolidate an acquired target, we may be exposed to additional risks, including the requirement to recognize the full impact of the target’s financial performance, liabilities and obligations in our consolidated financial statements, and the potential for increased scrutiny from investors, regulators and other stakeholders. In such circumstances, we may also be perceived as bearing primary responsibility for the performance of the acquired business.

Any significant underperformance or failure of an acquired target could therefore result in financial loss, reputational harm, increased scrutiny from regulators or counterparties, and diminished confidence in our ability to execute our SPAC initiative or deliver value to our shareholders. In addition, poor performance by acquired targets may adversely affect our ability to attract future acquisition opportunities, raise capital for subsequent SPACs, or retain key personnel.

We may not be able to realize anticipated synergies or strategic benefits from acquired targets, which could prevent us from achieving our business objectives.

A central element of our SPAC initiative, including through vehicles such as TGE Value Creative Solutions Corp, is to acquire businesses that are intended to complement our existing portfolio, with the aim of achieving strategic and operational synergies, enhancing our competitive position and delivering long-term value to our shareholders. Rather than combining acquired businesses directly with our existing operations, our strategy is to leverage our expertise, resources and oversight to support these businesses as part of a broader group, and to facilitate collaboration, knowledge sharing and the pursuit of mutually beneficial opportunities across our portfolio.

However, there is a risk that we may be unable to realize the anticipated synergies or strategic benefits from these acquisitions, whether due to insufficient alignment between the acquired business and our existing portfolio, resistance from management or employees of the acquired business, or unforeseen operational, technological or cultural challenges. Achieving the desired level of collaboration and complementary benefits may prove more difficult than anticipated, particularly where acquired businesses operate in different sectors, geographies or regulatory environments.

Failure to realize the expected synergies or strategic benefits could result in increased costs, missed commercial opportunities, and a failure to achieve the returns anticipated at the time of acquisition. This, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, unsuccessful efforts to generate value from acquired businesses may undermine our reputation in the market, impair our ability to pursue further acquisitions, and diminish confidence in our SPAC initiative among investors and other stakeholders.

We may invest in cryptocurrency assets in the future, which are subject to significant price volatility, regulatory uncertainty, and operational risks.

We are considering the implementation of a cryptocurrency conversion programme, under which we may accept certain cryptocurrencies, such as Bitcoin, Ethereum, and Tether, in exchange for newly issued shares as part of our treasury and investment strategy. We also intend to build a portfolio of crypto assets, prioritizeing Bitcoin, Ethereum, and Tether and we are exploring options and opportunities for the adoption and application of cryptocurrencies, including stable coins, in the context of leisure, entertainment and consumer spending in goods, services and food and beverages. The holding and management of crypto assets could expose us to a number of risks, including significant price volatility, lack of intrinsic value, and susceptibility to market sentiment and regulatory developments. The value of cryptocurrency assets can fluctuate dramatically over short periods, and there is a risk that we may incur substantial losses on our holdings. In addition, the regulatory environment for cryptocurrency assets is evolving rapidly and remains uncertain in many jurisdictions, which could result in increased compliance costs, restrictions on our ability to hold or transact in such assets, or even the prohibition of certain activities. We may also be exposed to operational risks, such as cyber security threats, technological failures, or loss of access to digital wallets. Any adverse developments in the value, regulatory treatment, or operational integrity of cryptocurrency assets could have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Our Relationship with the Controlling Shareholder

We have limited experience operating as a stand-alone public company.

AMTD Digital Inc. was incorporated in September 2019 as a wholly-owned subsidiary of our Controlling Shareholder. However, we have limited experience conducting our operations as a stand-alone public company. Prior to our initial public offering in July 2022, our Controlling Shareholder has provided us with financial, administrative, human resources, and legal services, and also has provided us with the services of a number of its executives and employees. Our Controlling Shareholder are and is expected to continue to provide us with certain support services, but to the extent our Controlling Shareholder does not continue to provide us with such support, we will need to create our own support system. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

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

We have benefitted significantly from our Controlling Shareholder’s strong market position and brand recognition. While we may enter into a series of agreements relating to our ongoing business operations and service arrangements with our Controlling Shareholder in the future, we cannot assure you we will continue to receive the same level of support from our Controlling Shareholder as we now operate as a stand-alone public company. Our current clients may react negatively to our restructuring. This effort may not be successful, which could materially and adversely affect our business.

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

As of the date of this annual report, our Controlling Shareholder beneficially owned 64.8% of our outstanding ordinary shares, representing 95.7% of our total voting power. Accordingly, our Controlling Shareholder continues to be our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of the ADSs and may prevent us from pursuing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Indemnification arrangements with our Controlling Shareholder. In May 2021, we entered into a master transaction agreement under which we agree to indemnify our Controlling Shareholder with respect to lawsuits and other matters relating to our businesses, including operations of those businesses when we were a private company and a subsidiary of our Controlling Shareholder. These indemnification arrangements could result in our having interests that are adverse to those of our Controlling Shareholder, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we agreed to reimburse our Controlling Shareholder for liabilities incurred (including legal defense costs) in connection with any third party claim if it is ultimately determined that we are obligated to indemnify our Controlling Shareholder with respect to such third party claim.

●	Non-competition arrangements with our Controlling Shareholder. In May 2021, we entered into a non-competition agreement under which our Controlling Shareholder agrees not to compete with us in our businesses, except for owning non-controlling equity interest in any company competing with us. We agree not to compete with our Controlling Shareholder in the respective businesses then conducted by our Controlling Shareholder, except that we may own non-controlling equity interests in any company competing with our Controlling Shareholder.

●	Employee recruiting and retention. Because we, and our Controlling Shareholder are engaged in financial service-related businesses in Asia, we may compete with our Controlling Shareholder in the hiring of new employees. In May 2021, we entered into a non-competition agreement and have a non-solicitation arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other’s employees.

●	Our board members or executive officers may have conflicts of interest. Our chief financial officer, Xavier Zee, is also the chief financial officer of our Controlling Shareholder and AMTD IDEA Group and the chief executive officer of TGE Value Creative Solutions Corp. Our independent director, Dr. Feridun Hamdullahpur, is also a director of our Controlling Shareholder and an independent director of AMTD IDEA Group, TGE and TGE Value Creative Solutions Corp. Our independent director, Joanne Shoveller, is also an independent director of TGE and TGE Value Creative Solutions Corp. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

●	Sale of shares or assets in our company. All executive directors and core management of key operations and subsidiaries of AMTD IDEA Group, AMTD Digital Inc. and TGE have undertaken not to sell any equity securities they then owned in AMTD IDEA, AMTD Digital and TGE in the open market for 2 years commencing on August 20, 2025; and AMTD Group, AMTD IDEA Group and directors and officers of AMTD Digital have undertaken not to sell any shares they then owned in AMTD Digital in the open market before November 2027. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Shareholder may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide, or be obligated under any of its applicable debt covenant, to sell all or a portion of our shares or our assets in the event of default of our Controlling Shareholder or any of its controlling shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs.

●	Allocation of business opportunities. Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Although we entered into a master transaction agreement under which our Controlling Shareholder agrees not to pursue investment opportunities without first presenting them to us, our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our board of directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders.

●	Developing business relationships with our Controlling Shareholder’s competitors. So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Risks Relating to the ADSs

The trading price of the ADSs has been volatile and could continue to fluctuate significantly, which could result in substantial losses to you.

The trading price of the ADSs has been and will likely to be volatile and could fluctuate widely due to factors beyond our control. Since their initial listing on the NYSE on July 15, 2022, the price of the ADSs has ranged from US$1.26 to US$2,555.30.

The market price of the ADSs is likely to continue to be highly volatile and could be significantly affected by broad market and industry factors. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs.

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

As of the date of this annual report, AMTD IDEA Group beneficially own 46,902,440 Class B ordinary shares. These Class B ordinary shares constitute approximately 37.2% of our total issued and outstanding ordinary shares and 92.3% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year. If we are a PFIC for any taxable year, U.S. investors in the ADSs or our ordinary shares could be subject to significant adverse U.S. federal income tax consequences.

We will be classified as a PFIC for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”).

Based upon our current and expected income and assets and our market capitalization, we do not presently expect to be classified as a PFIC for the current taxable year or foreseeable future taxable years. Nevertheless, because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to our market capitalization (determined based on the market price of the ADSs (which may be volatile)), fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income and the value of our assets, including the relative amounts of income generated by, and the value of assets of, our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or the IRS, may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming a PFIC for the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds the ADSs or our ordinary shares, such holder may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or our ordinary shares and on the receipt of distributions on the ADSs or our ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, we will generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds the ADSs or our ordinary shares, even if we do not satisfy either of the above tests to be classified as a PFIC in any subsequent year. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In August 2023, we, AMTD Group, and AMTD IDEA Group, announced our decision to set up a joint entity in Paris, France, to embark and focus on global strategies and developments of a multi-media, entertainment and cultures worldwide platform. In October 2023, AMTD IDEA Group acquired 100% of the equity interests in The Art Newspaper SA, which then owned the business unit of “The Art Newspaper.” From October 2024 through November 2024, a series of reorganization steps (collectively, the “TGE Reorganization”) were taken to (i) establish The Generation Essentials Group as the holding company transfer and consolidate the business of L’Officiel, The Art Newspaper, WME Assets Group and certain movie rights investments into The Generation Essentials Group, and (ii) we acquired the controlling stake of The Generation Essentials Group.

In June 2025, The Generation Essentials Group and Black Spade Acquisition II Co, a special purpose acquisition company founded by Black Spade Capital, or Black Spade II, entered into a business combination agreement. The business combination valued TGE at an equity value of approximately US$488 million, not including cash from BSII’s cash in trust. On June 4, 2025, The Generation Essentials Group consummated the business combination with Black Spade II pursuant to the business combination agreement. On June 5, 2025, Class A ordinary shares and warrants of The Generation Essentials Group commenced trading on the NYSE and NYSE American under the symbols “TGE” and “TGE WS”, respectively.

In July 2025, we announced our intention to implement a business expansion and acquisition strategy targeting sectors with strategic adjacency. This strategy may involve us sponsoring and listing a series of SPACs, each of which would seek to undertake “de-SPAC” business combinations with acquisition targets to be identified in due course. Each such business combination would represent a platform extension, positioning us to accelerate growth in areas beyond our current core competencies, thereby creating synergies and enhancing overall shareholder value in an accretive manner. In furtherance of this strategy, TGE, our subsidiary, is acting as the sponsor of TGE Value Creative Solutions Corp, a SPAC which, successfully completed its initial public offering of 15,000,000 units at $10.00 per unit on the NYSE on December 23, 2025, resulting in gross proceeds of $150,000,000.

In August 2025, we, along with AMTD IDEA Group and TGE, jointly announced our plan to initiate of a cryptocurrency conversion program (the “AMTD Cryptocurrency Conversion Program”). Under this program, each of the listed companies may offer to exchange newly issued ordinary shares (including in the form of American depositary shares) for certain cryptocurrencies, including but not limited to Bitcoin (BTC), Ethereum (ETH), Tether (USDT), BNB (BNB), and USD Coin (USDC). It is intended that such exchanges will be conducted with interested cryptocurrency holders at mutually agreed pricing, determined by prevailing market valuations and subject to all applicable laws and regulations. In addition, we are in the process of evaluating and exploring options and opportunities in the tokenised crypto assets segment. In August 2025, we, together with AMTD IDEA Group and TGE jointly announced that cryptocurrencies would become an essential component of the three companies’ war chest of liquid fund. Specifically, the portfolio of crypto assets we may build would prioritize Bitcoin, Ethereum, and Tether. TGE also intends to branch into and focus on cryptocurrency-related opportunities and developments and is in the process of evaluating and exploring options and opportunities in the tokenised crypto assets segment.

On December 10, 2025, TGE’s Class A ordinary shares were admitted to the equity shares (commercial companies) category of the official list of the UK Financial Conduct Authority and to trading on the London Stock Exchange’s main market for listed securities under the ticker symbol “TGE”.

Our principal executive offices are located at 66 rue Jean-Jacques Rousseau 75001 Paris. Our telephone number at this address is +33 (0) 1 7673 2800. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711. Our website is www.amtdigital.net. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

We are currently operating under four main business lines:

●	Digital Solutions Services. Primarily through our controlled entities, investees, and business partners, we provide one-stop, cross-market and intelligent digital solutions services for retail and corporate clients in Asia.

●	Media and Entertainment Services. TGE, our consolidated entity, publishes printed and digital versions of L’Officiel and The Art Newspaper to a wide scope of readers globally. TGE has also entered the movie production sector and partnered with production companies to present a number of Asia-focused blockbuster movies globally.

●	Hotel Operations, Hospitality and VIP Services. WME Assets, a subsidiary of TGE, holds premium whole building properties and provide hospitality services worldwide. WME Assets offers a customer-centric VIP members approach for its business portfolio in key areas comprising stylish hotels and serviced apartments, food and beverage, and club membership services.

●	Strategic Investment. Our investment business focuses on long-term equity investments in leading companies in their respective verticals. Our portfolio companies allow us to access unique opportunities and resources to augment and complement our ecosystem, optimize our business operations or generate financial returns.

Digital Solutions Services

Over the past few years, we have devoted significant resources to promote digital solution services. Such efforts laid the foundation for our digital media, content, and marketing business as these events established our leadership role for providing insightful content to mass audience.

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

Media and Entertainment Business

TGE, our consolidated entity, provides fashion, arts and luxury media advertising and marketing services. TGE sells printed and digital publications and provides print and digital advertising campaigns and marketing services to customers.

TGE also operates in the movie production sector and partners with established production companies to present Asia-focused blockbuster movies globally. TGE enters into movie income right agreements with production houses and is entitled to certain percentage of the variable profit to be derived from the release movies.

L’Officiel

L’Officiel, full name L’Officiel de la couture et de la mode de Paris, is one of the oldest and top fashion magazines in the world. L’Officiel was first published in France in 1921. It is widely regarded as “the Bible of fashion and of high society.” It is internationally present in 28 countries and engages millions of fashion enthusiasts worldwide. The magazine brings together numerous luxury brands, A-list artists, designers, celebrities and trendy IPs and offers extensive contents including high-end to high-street fashion for both women and men, beauty, culture, watches, arts and lifestyles.

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

Entertainment

TGE is a new entrant and an up-and-comer in the movie production sector. TGE partners with leading production companies to present a number of blockbuster movies globally.

Strategic Investments by TGE

TGE investment business focuses on long-term equity investments in leading companies in their respective verticals. Our portfolio companies allow us to access unique opportunities and resources to augment and complement our ecosystem, optimize our business operations or generate financial returns.

IP Extended Businesses

TGE debuted the L’OFFICIEL COFFEE shop in Tokyo, Japan and recently announced its second location in Macau and a third shop in New York.

TGE also opened the first L’OFFICIEL BAR in Omotesando, Tokyo in October 2025. Located on the third floor of the first L’OFFICIEL COFFEE, the bar offers a diverse menu of L’Officiel dining concepts, including cocktails, snacks, and special menus.

Hospitality and VIP Services

TGE holds premium whole building properties and provide hospitality services. TGE focuses on and specializes in hospitality and lifestyle concepts and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, F&B, and club membership services worldwide, with plans for further global expansion.

iclub AMTD Sheung Wan Hotel

Through TGE, we own a majority interest in the iclub AMTD Sheung Wan Hotel through a joint venture. iclub AMTD Sheung Wan Hotel is a contemporary select-service hotel centrally located amidst Hong Kong’s famed Sheung Wan district, a prime center for business and entertainment. The hotel has 32 stories with 98 guestrooms and suites and is managed by our joint venture partner. It has a total gross floor area of over 5,000 square meters.

Dao by Dorsett AMTD Singapore

 Through TGE we own a majority interest in Dao by Dorsett AMTD Singapore through a joint venture. Located in the heart of Singapore’s Central Business District, Dao by Dorsett AMTD Singapore features high quality serviced apartment units with excellent connectivity. The property has 26 stories with 268 studios (with one and two bedrooms). It has a total gross floor area of over 25,000 square meters.

Upper View Regalia Hotel in Kuala Lumpur, Malaysia

Through TGE, we entered into a sale and purchase agreement to purchase an 80% stake in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia. The hotel is situated in the heart of Kuala Lumpur’s vibrant commercial and business district, providing convenient pedestrian access to both Sunway Putra Mall and the Putra World Trade Centre. The hotel comprises over 129 rooms and a range of amenities, including a fully equipped gym, a library, and a stunning rooftop Infinity Pool, and an award-winning restaurant. Closing of the acquisition is subject to customary closing conditions and has not occurred as of the date of this annual report.

The Ritz Carlton Hotel Perth, Australia

Through TGE, we entered into a sale and purchase agreement with FEC Holdings and FEC Hotel to purchase a 50% stake in the Ritz Carlton Hotel in Perth Australia. The property is a luxurious 5-star hotel as a whole building situated on the Elizabeth Quay waterfront. The hotel features 205 elegantly appointed guest rooms and suites, each with floor-to-ceiling windows that offer stunning views of the river, skyline, and urban parks. The hotel provides sophisticated amenities, including a rooftop bar and a river-view infinity pool, while its culinary experiences showcase the finest local ingredients from Western Australia. Closing of the acquisition is subject to customary closing conditions and has not occurred as of the date of this annual report.

Hilton Garden Inn New York City Tribeca

Through TGE, we entered into a sale and purchase agreement to purchase 100% interests in Hilton Garden Inn New York City Tribeca. The hotel is located at 39 6th Ave, New York, NY 10013, features 151 spacious rooms and suites, along with a full fitness center, 5,000 square feet of retail space, and convenient subway access. Closing of the acquisition is subject to customary closing conditions and has not occurred as of the date of this annual report.

Strategic Investment

Our investment business focuses on long-term equity investments in leading companies in their respective verticals. Our portfolio companies allow us to access unique opportunities and resources to augment and complement our ecosystem, optimize our business operations or generate financial returns.

Through TGE, we hold equity investments in two major Chinese regional banks, Bank of Qingdao Co., Ltd (Hong Kong Stock Exchange stock code: 3866; Shenzhen Stock Exchange stock code: 002948) and Guangzhou Rural Commercial Bank Co., Ltd (Hong Kong Stock Exchange stock code: 1551).

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

A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Item 3. Risk Factors — Risks Relating to Our Businesses and Industries in General — Our business may suffer if the intellectual property we use in our business is not protected” and “Risk Factors — Risks Relating to Our Business and Industry in General — We may be subject to claims of intellectual property infringement that could adversely affect our business.”

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

Italy

Introduction

Our subsidiary, TGE, indirectly holds a 100% share into L’Officiel Publishing Italia S.r.l., the business of which focuses, among others, on the publication of magazines in Italy (e.g. “L’Officiel,” including the online version made available onto www.lofficielitalia.com) and the distribution of audiovisual works.

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

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries as of October 31, 2025.

Our Relationship with the Controlling Shareholder and Other Group Companies

As of the date of this annual report, our Controlling Shareholder beneficially owned 64.8% of our outstanding ordinary shares, representing 95.7% of our total voting power.

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

The service period under the transitional services agreement commenced on May 20, 2021, being the public filing date of the registration statement for our initial public offering, and had been renewed for an additional 18 months subsequently on November 20, 2022, May 20, 2024 and November 20, 2025 We may terminate the transitional services agreement with respect to either all or part of the services by giving 30-day prior written notice to our Controlling Shareholder and paying a termination fee equal to the direct costs incurred by our Controlling Shareholder in connection with its provision of services at the time of the early termination. Our Controlling Shareholder may terminate this agreement with respect to either all or part of the services by giving us a 30-day prior written notice if our Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of our company.

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

Intellectual Property License Agreement with AMTD Group Inc.

TGE licenses L’Officiel and The Art Newspaper trademarks and domain names and other intellectual property rights its uses in its business from our Controlling Shareholder. TGE entered into an Intellectual Property License Agreement with our Controlling Shareholder on January 27, 2025. Under this agreement, our Controlling Shareholder grants, on behalf of itself and its affiliates, to TGE an irrevocable, worldwide, fully paid-up, royalty-free, sublicensable license to (i) certain L’Officiel and The Art Newspaper trademarks and domain names (on an exclusive basis) and (ii) certain other intellectual property (on a non-exclusive basis), subject to the terms and conditions therein. We refer to the intellectual properties licensed to us under the Intellectual Property License Agreement collectively as the “Licensed IP.”

The license allows TGE to use and exploit the Licensed IP in connection with the operation or conduct of its business, including publishing or making available its publications in paper and/or digital format and associated websites, social media activities, mobile applications and promotional and marketing activities and hospitality, temporary accommodation, food and beverage, event management, fashion shows and luxury goods and services, including related branded events, experiences, branded hotels and cafes.

If our Controlling Shareholder or its affiliate assigns or transfers any Licensed IP, our Controlling Shareholder shall, or shall cause its relevant affiliate to, require that the assignee or transferee be bound by all applicable licenses and covenants granted under this agreement with respect to such Licensed IP.

TGE undertakes to and to cause its sublicensees to, display, affix and use the licensed trademarks in accordance with the branding guidelines of our Controlling Shareholder and its affiliates.

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

Our Hotel Properties

TGE holds the following premium whole building properties and provide hospitality services.

iclub AMTD Sheung Wan Hotel

Through TGE, we own a majority interest in the iclub AMTD Sheung Wan Hotel through a joint venture. iclub AMTD Sheung Wan Hotel is a contemporary select-service hotel centrally located amidst Hong Kong’s famed Sheung Wan district, a prime center for business and entertainment. The hotel has 32 stories with 98 guestrooms and suites and is managed by our joint venture partner. It has a total gross floor area of over 5,000 square meters.

We hold a 999-year leasehold interest in the land plot underlying the iclub AMTD Sheung Wan Hotel. The hotel property is mortgaged to The Bank of East Asia, Limited in relation to loan facilities in the original principal amount of HK$400,000,000.

Dao by Dorsett AMTD Singapore

Through TGE, we own a majority interest and manage Dao by Dorsett AMTD Singapore through a joint venture. Located in the heart of Singapore’s Central Business District, Dao by Dorsett AMTD Singapore features high quality serviced apartment units with excellent connectivity. The property has 26 stories with 268 studios (with one and two bedrooms). It has a total gross floor area of over 25,000 square meters

We hold a 99-year leasehold interest in the land plot underlying Dao by Dorsett AMTD Singapore which expires in 2066. The hotel property is mortgaged to RHB Bank Berhad in relation to loan facilities in the original principal amount of SGD217,000,000.

Other Properties

Through TGE, we own a property located in New York. This property is one of our premium assets investments which is a recently completed high-rise luxury building situated in a major metropolitan area. The property is mortgaged to East West Bank in relation to the loan facilities in the aggregate principal amount of US$11.2 million.

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

We changed our basis of accounting from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, to U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our consolidated financial statements for the year ended April 30, 2023, the six months ended October 31, 2023, the years ended and as of October 31, 2024 and 2025 included elsewhere in this annual report have been prepared in accordance with U.S. GAAP. Historical financial results for the year ended and as of April 30, 2023 have also been adjusted based on U.S. GAAP.

A.	Operating Results

We are a comprehensive digital solutions platform in Asia with businesses spanning multiple verticals, including digital solutions services, media and entertainment and strategic investments. We also hold premium whole building properties and provide hospitality services.

We generated revenue primarily from fees and commissions from our digital solutions services, and media and entertainment business during the fiscal year ended April 30, 2022. We began to generate additional revenue from hotel operations, hospitality and VIP services business during the fiscal year ended April 30, 2023 after our acquisition of WME Assets in February 2023.

In October 2023, AMTD IDEA Group acquired 100% of the equity interests in The Art Newspaper SA, which then owned the business unit of “The Art Newspaper.” From October 2024 through November 2024, a series of reorganization steps, which we refer to as the “TGE Reorganization,” were taken to (i) establish The Generation Essentials Group as the holding company transfer and consolidate the business of L’Officiel, The Art Newspaper, WME Assets Group and certain movie rights investments into The Generation Essentials Group, and (ii) we acquired the controlling stake of The Generation Essentials Group. As such, business units under TGE have been consolidated by the Company starting from October 2024. The consolidation is based on business combination under common control using predecessor accounting prospectively, and is therefore not reflected in the consolidated statements of profit or loss and other comprehensive income presented in this annual report.

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

Key Components of Results of Operations

Revenue from contracts with customers

Our revenue from contracts with customers consists of (i) digital solutions services income, (ii) media and entertainment services income, and (iii) hotel operations, hospitality and VIP services income. We derived fee income primarily from three business lines: (i) digital solutions services income, which represents income derived from developing and implementing digital solutions for clients; (ii) media and entertainment services business income, which represents income from fashion, arts and luxury media advertising and marketing services income and licensing, subscription and marketing services, and (iii) hotel operations, hospitality and VIP services, which represents hotel and property investments and hotel operations and management.

	For the Year Ended April 30,		For the Six Months Ended October 31,				For the Year Ended October 31,
	2023		2022		2023		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue from contracts with customers
Digital solutions services	29,577	89.5	13,402	96.3	1,764	20.3	3,413	15.0	2,973	5.9
Media and entertainment services income	1,294	3.9	516	3.7	27	0.3	4	0.0	19,104	38.2
Hotel operations, hospitality and VIP services income	2,195	6.6	—	—	6,882	79.4	19,397	85.0	27,994	55.9
Total	33,066	100.0	13,918	100.0	8,673	100.0	22,814	100.0	50,071	100.0

In October 2023, AMTD IDEA Group acquired 100% of the equity interests in The Art Newspaper SA, which then owned the business unit of “The Art Newspaper.” From October 2024 through November 2024, a series of reorganization steps (collectively, the “TGE Reorganization”) were taken to (i) establish The Generation Essentials Group as the holding company transfer and consolidate the business of L’Officiel, The Art Newspaper, WME Assets Group and certain movie rights investments into TGE, and (ii) we acquired the controlling stake of TGE. As such, business units under TGE became consolidated by the Company starting from October 2024. The consolidation is based on business combination under common control using predecessor accounting prospectively, and is therefore not reflected in the consolidated statements of profit or loss and other comprehensive income for the periods prior to October 2024 presented in this annual report. TGE generates revenue from fashion, arts and luxury media advertising and marketing services income and licensing, subscription and marketing services income.

Cost of production and cost of hotel operation

Our cost of production mainly consist of production expenses including editorial expenses paid to editorial staff, payments to authors and other parties for creating articles, features and other content for our magazines, design and layout expenses, (ii) distribution expenses such as shipping and subscription fulfilment expenses incurred in connection with the delivery of magazines to subscribers and distribution network expenses spent on leases and equipment, and (iii) printing expenses primarily including expenses on creating plates, printing materials and supplies such as paper, ink and general office supplies, utilities and printing equipment acquisition and maintenance, as well as prepress expenses such as proofreading and color correction.

Our cost of hotel operation primarily includes utilities expenses, repair and maintenance of the hotel properties, travel agent commission and cleaning expenses.

Changes in fair value on financial assets measured at FVTPL

Under our strategic investment business, we record changes in fair value on financial assets measured at FVTPL with respect to our listed and unlisted equity investments and movie income right investments.

Employee benefits expenses

Our employee benefits expenses mainly consist of staff salaries, bonus and director fee.

Depreciation and amortization

Our depreciation and amortization mainly consists of depreciation of properties held and amortization of intangible assets.

Other operating expenses

Our other operating expenses mainly consist of advertising and promotion expenses, IT related charges, legal and professional expenses, management fee expenses, premises and office expenses, traveling expenses, and other miscellaneous expenses.

Other income

Other income consists of interest income and other non-recurring miscellaneous income.

Other gains and losses

Other gains and losses consist of (i) net exchange gain or loss, (ii) recovery of accounts and other receivables written off, and (iii) gain on disposal of subsidiaries.

Taxation

We had income tax expense of US$4.5 million, US$2.0 million, US$0.8 million and US$1.7 million for the fiscal year ended April 30, 2023, the six months ended October 31, 2023, and the fiscal years ended October 31, 2024 and 2025, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Asia.

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

France

In France, corporate income tax rate of 15% applies to the first €42,500 of taxable profits for entities realizing a turnover up to €10 million. The corporate income tax rate above €38,120 of taxable profits is 25%.

Italy

Italian corporate entities are subject to a corporate income tax of 24%, and to a regional production tax of 3.9%.

United States

In the United States, the federal corporate tax rate is a flat rate of 21%. New York City, where one of our subsidiaries domiciles, has a 6.50% to 8.85% corporate income tax rate.

Southeast Asia

Malaysian corporate income tax is 24% of the chargeable. Singapore tax on corporate income is imposed at a flat rate of 17%.

Results of Operations

We reclassified and reorganized certain financial line items following the consolidation of the new media and entertainment services segment (mainly representing the businesses of L’Officiel and The Art Newspaper) since November 2024. Prior to the acquisition of these businesses, our financial presentation were tailored primarily to our legacy digital solutions services and hotel operations, hospitality and VIP services. The integration of the media and entertainment business introduced a significant new operational segment with distinct revenue streams and unique cost structures. From an accounting perspective, management determined that reorganizing these line items was necessary to align the accounting policies across the group, accurately reflect the economic reality and nature of the combined operations, and ensure that the consolidated financial statements provide relevant, reliable, and comparable information to stakeholders in accordance with applicable accounting standards. The prior period financial information has been reclassified and reorganized to conform to the current presentation.

	For the Year Ended April 30,		For the Six Months Ended October 31,				For the Year Ended October 31,
	2023		2022		2023		2024		2025
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue from contracts with customers	33,066	68.2	13,918	97.5	8,673	34.8	22,814	111.6	50,071	36.8
Dividend income	—	—	—	—	—	—	634	3.1	8,969	6.6
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	15,386	31.8	351	2.5	16,279	65.2	(3,003)	(14.7)	77,059	56.6
Total revenue	48,452	100.0	14,269	100.0	24,952	100.0	20,445	100.0	136,099	100.0
Cost of production and cost of hotel operation	(980)	(2.0)	—	—	(2,121)	(8.5)	(8,331)	(40.7)	(20,267)	(14.9)
Employee benefits expense	(9,868)	(20.4)	(3,761)	(26.4)	(3,074)	(12.3)	(5,057)	(24.7)	(12,893)	(9.5)
Depreciation and amortization	(1,312)	(2.7)	(421)	(3.0)	(1,441)	(5.8)	(5,642)	(27.6)	(9,491)	(7.0)
Finance costs	(1,195)	(2.5)	—	—	(3,403)	(13.6)	(10,326)	(50.5)	(10,317)	(7.6)
Other operating expenses	(6,004)	(12.4)	(2,497)	(17.5)	(5,466)	(21.9)	(5,649)	(27.6)	(7,355)	(5.4)
Other income	16,052	33.1	4,852	34.0	8,988	36.0	20,020	97.9	21,775	16.0
Other gains and losses, net	153	0.3	(42)	(0.3)	14,342	57.5	37,000	181.0	1,122	0.8
Profit before tax	45,298	93.4	12,400	86.8	32,777	131.4	42,460	207.8	98,673	72.4
Income tax expense	(4,485)	(9.3)	(1,731)	(12.1)	(1,991)	(8.0)	(785)	(3.8)	(1,682)	(1.2)
Profit for the year/period	40,813	84.1	10,669	74.7	30,786	123.4	41,675	204.0	96,991	71.2
Other comprehensive (expense) income for the year:
Items that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency	(30)	(0.1)	—	—	1,168	4.7	1,564	7.6	13	0.0
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(960)	(2.0)	(111)	(0.8)	(956)	(3.8)	(625)	(3.1)	(2,767)	(2.0)
Cumulative exchange differences reclassified to profit or loss upon disposal of foreign operations	—	—	—	—	—	—	2,695	13.2	—	—
Share of other comprehensive income of joint ventures	377	0.8	—	—	126	0.5	1,312	6.4	—	—
	(583)	(1.2)	(111)	(0.8)	(830)	(3.3)	3,382	16.5	(2,767)	(2.0)
Other comprehensive (expense) income for the year	(613)	(1.3)	(111)	(0.8)	338	1.4	4,946	24.1	(2,754)	(2.0)
Total comprehensive income for the year	40,200	82.8	10,558	73.9	31,124	124.8	46,621	228.1	94,237	69.2

Segment Information

During the fiscal year ended October 31, 2025, we revised our reportable segments to reflect changes in the internal structure and management reporting reviewed by the Chief Operating Decision Maker (CODM). This change was driven by the growth in operations of the strategic investment segment, which is now evaluated separately for resource allocation and performance assessment. The presentation of prior period financial information has been conformed to the current segment presentation.

We report our results of operations in four reportable segments: digital solutions services, media and entertainment services, hotel operations, hospitality and VIP services, and strategic investments, which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended April 30,	For the Six Months Ended October 31,		For the Year Ended October 31,
	2023	2022	2023	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
Digital Solutions Services
Segment revenue	29,577	13,402	1,764	3,413	2,973
Segment results(1)	21,557	9,978	(221)	2,423	2,973
Hotel Operations, Hospitality and VIP Services
Segment revenue	2,195	—	6,882	19,397	27,994
Segment results(1)	10	—	1,214	2,109	2,235
Media and Entertainment Services
Segment revenue	1,294	516	27	4	19,104
Segment results(1)	3,901	3,072	(165)	4	1,206
Strategic investment
Segment revenue	15,386	351	16,279	(2,369)	86,028
Segment results(1)	15,386	351	16,279	(2,369)	86,028
Total segment results	40,854	13,401	17,107	2,167	92,442

Note:

(1)	Segment result represents segment revenue less direct cost attributable to the applicable segment.

Fiscal Year Ended October 31, 2025 Compared to Fiscal Year Ended October 31, 2024

Digital solutions services

The revenue of the digital solutions services decreased from US$3.4 million for the fiscal year ended October 31, 2024 to US$3.0 million for the fiscal year ended October 31, 2025 and the segment profit increased from US$2.4 million for the fiscal year ended October 31, 2024 to US$3.0 million for the fiscal year ended October 31, 2025, primarily due to the impact of disposal of a subsidiary which principally engaged in digital solution services during the fiscal year ended October 31, 2025.

Hotel operations, hospitality and VIP services segment

The revenue of the hotel operations, hospitality and VIP services segment increased from US$19.4 million for the fiscal year ended October 31, 2024 to US$28.0 million for the fiscal year ended October 31, 2025 and the segment profit was maintained at around US$2.1 million for the fiscal year ended October 31, 2024 and 2025. The increase in revenue was primarily due to the additional contribution recognized from our hotels to the segment during the fiscal year ended October 31, 2025.

Media and entertainment services segment

The revenue of media and entertainment services segment was US$19.1 million for the fiscal year ended October 31, 2025, compared to US$4 thousand for the fiscal year ended October 31, 2024. The significant increase was solely due to the consolidation of certain business units under TGE (i.e. L’Officiel and The Art Newspaper) by the Company starting from October 2024.

Strategic investment segment

The gain of strategic investment segment, which consisted of changes in fair value on financial assets measured at FVTPL relating to our investments and dividend income, was US$86.0 million for the fiscal year ended October 31, 2025, compared to a loss of US$2.4 million for the fiscal year ended October 31, 2024, primarily due to the unrealized gain in fair value from certain investments during the fiscal year ended October 31, 2025.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 6 to our consolidated financial statements for the fiscal years ended October, 2024 and October 31, 2025 included elsewhere in this annual report.

Revenue from contracts with customers

Our revenue from contracts with customers increased from US$22.8 million for the fiscal year ended October 31, 2024 to US$50.1 million for the fiscal year ended October 31, 2025, primarily due to an increase in service income from hotel operations, hospitality and VIP services segment and also in income from media and entertainment services segment.

●	Digital solution services. Our income from the digital solution services segment dropped slightly from US$3.4 million for the fiscal year ended October 31, 2024 to US$3.0 million for the fiscal year ended October 31, 2025, primarily due to the impact of disposal of a subsidiary which principally engaged in digital solution services during the fiscal year ended October 31, 2025.

●	Hotel operations, hospitality and VIP services. Our service income from this segment increased from US$19.4 million for the fiscal year ended October 31, 2024 to US$28.0 million for the fiscal year ended October 31, 2025. The increase was primarily due to the additional contribution recognized from our hotels during the fiscal year ended October 31, 2025.

●	Media and entertainment services Our media and entertainment services income from media and entertainment services segment increased from US$4.0 thousand for the fiscal year ended October 31, 2024 to US$19.1 million for the fiscal year ended October 31, 2025, primarily due to the consolidation of certain business units under TGE (i.e. L’Officiel and The Art Newspaper) by the Company starting from October 2024.

Dividend income

Our dividend income for the fiscal year ended October 31, 2025 was US$9.0, compared to US$0.6 million for the fiscal year ended October 31, 2024.

Changes in fair value on financial assets measured at FVTPL

Our changes in fair value on financial assets measured at FVTPL increased from a loss of US$3.0 million for the fiscal year ended October 31, 2024 to a profit of US$77.1 million for the fiscal year ended October 31, 2025, primarily due to the realized and unrealized gain in fair value from certain investments during the fiscal year ended October 31, 2025.

Cost of production and cost of hotel operation

Our cost of production and cost of hotel operation increased significantly by 143.3% from US$8.3 million for the fiscal year ended October 31, 2024 to US$20.3 million for the fiscal year ended October 31, 2025.

The increase in cost of production from nil for the fiscal year ended October 31, 2024 to US$8.6 for the fiscal year ended October 31, 2025 was primarily due to the consolidation of the business units, L’Officiel and The Art Newspaper, under TGE in October 2024.

The increase in cost of hotel operation from US$8.3 million for the fiscal year ended October 31, 2024 to US$11.7 for the fiscal year ended October 31, 2025 was primarily due to costs incurred in line with the additional contribution recognized from our hotels during the fiscal year ended October 31, 2025.

Employee benefits expense

Our employee benefits expense increased significantly by 155.0% from US$5.1 million for the fiscal year ended October 31, 2024 to US$12.9 million for the fiscal year ended October 31, 2025, primarily due to the consolidation of L’Officiel and The Art Newspaper by the Company in October 2024 and additional employee benefits costs incurred in line with the additional contribution recognized from our hotels during the fiscal year ended October 31, 2025.

Depreciation and amortization

Our depreciation and amortization expenses increased by 68.2% from US$5.6 million for the fiscal year ended October 31, 2024 to US$9.5 million for the fiscal year ended October 31, 2025, mainly due to the increase in depreciation arising from the hotel operations, hospitality and VIP services segment.

Finance costs

Our finance costs remained steady at US$10.3 million for the fiscal years ended October 31, 2024 and 2025.

Other operating expenses

Our other expenses increased by 30.2% from US$5.6 million for the fiscal year ended October 31, 2024 to US$7.4 million for the fiscal year ended October 31, 2025, mainly due to (i) the consolidation of L’Officiel and The Art Newspaper since October 2024, (ii) additional operating costs incurred in line with the additional contribution recognized from our hotels during the fiscal year ended October 31, 2025 and (iii) additional costs incurred in the preparation of the business combination and listing of TGE.

Other income

Our other income increased slightly by 8.8% from US$20.0 million for the fiscal year ended October 31, 2024 to US$21.8 million for the fiscal year ended October 31, 2025, primarily due to an increase in bank interest income as we generated additional interest income from deposits with banks.

Other gains and losses

Our other gains and losses decreased significantly from US$37.0 million for the fiscal year ended October 31, 2024 to US$1.1 million for the fiscal year ended October 31, 2025, primarily due to the disposal of certain subsidiaries which were principally engaged in digital solution services and hotel operation during the fiscal year ended October 31, 2024.

Income tax expense

We incurred income tax expense of US$0.8 million and US$1.7 million for the fiscal year ended October 31, 2024 and 2025, respectively. The increase in our income tax expense resulted from the increase in our assessable profits in the fiscal year ended October 31, 2025.

Profit for the year

As a result of the foregoing, our profit increased from US$41.7 million for the fiscal year ended October 31, 2024 to US$97.0 million for the fiscal year ended October 31, 2025.

Fiscal Year Ended October 31, 2024 Compared to Fiscal Year Ended April 30, 2023

Digital solutions services

The revenue of the digital solutions services segment decreased significantly from US$29.6 million for the fiscal year ended April 30, 2023 to US$3.4 million for the fiscal year ended October 31, 2024 and the segment profit decreased from US$21.6 million for the fiscal year ended April 30, 2023 to US$2.4 million for the fiscal year ended October 31, 2024, primarily due to the deterioration in the global economic environment and a change in revenue mix resulting from the restructuring of our business focuses.

Hotel operations, hospitality and VIP services segment

The revenue of the hotel operations, hospitality and VIP services segment increased significantly from US$2.2 million for the fiscal year ended April 30, 2023 to US$19.4 million for the fiscal year ended October 31, 2024 and the segment profit increased from US$10 thousand for the fiscal year ended April 30, 2023 to US$2.1 million for the fiscal year ended October 31, 2024, primarily due to the additional contribution recognized from our hotels to the segment and increase in the average interest rate of the borrowings.

Media and entertainment services segment

The revenue of media and entertainment services segment was US$4 thousand for the fiscal year ended October 31, 2024, compared to US$1.3 million for the fiscal year ended April 30, 2023. The significant increase was due to change in our business mix and hence our revenue stream.

Strategic investment segment

The gain of strategic investment segment, which consisted of changes in fair value on financial assets measured at FVTPL relating to our investments and dividend income, was US$15.4 million for the fiscal year ended April 30, 2023, compared to US$3.0 million loss for the fiscal year ended October 31, 2024, primarily due to the unrealized loss in fair value from certain investments during the fiscal year ended October 31, 2024.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 6 to our consolidated financial statements for the fiscal years ended April 30, 2023 and October 31, 2024 included elsewhere in this annual report.

Revenue from contracts with customers

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

●	Digital solution services. Our fee and commission income from the digital solution services segment dropped significantly from US$29.6 million for the fiscal year ended April 30, 2023 to US$3.4 million for the fiscal year ended October 31, 2024, primarily due to the decrease in commission income as a result of the deterioration in the global economic environment.

●	Hotel operations, hospitality and VIP services. We acquired the hotel operations, hospitality and VIP services business in February 2023. Our service income from this segment increased significantly from US$2.2 million for the fiscal year ended April 30, 2023 to US$19.4 million for the fiscal year ended October 31, 2024, primarily due to the additional contribution recognized from our hotels to the segment.

●	Media and entertainment services Our media and entertainment services income from media and entertainment services segment decreased from US$1.3 million for the fiscal year ended April 30, 2023 to US$4.0 thousands for the fiscal year ended October 31, 2024, primarily due to a change in our business mix and hence our revenue stream.

Dividend income

Our dividend income was US$0.6 million for the fiscal year ended October 31, 2024, compared to nil for the fiscal year ended April 30, 2023.

Changes in fair value on financial assets measured at FVTPL

We had a gain from changes in fair value on financial assets measured at FVTPL of US$15.4 million for the fiscal year ended April 30, 2023 and incurred a loss of US$3.0 million for the fiscal year ended October 31, 2024. The change was primarily due to the realized and unrealized loss in fair value from certain investments during the fiscal year ended October 31, 2024.

Cost of production and cost of hotel operation

Our cost of production and cost of hotel operation increased significantly by 750.1% from US$1.0 million for the fiscal year ended April 30, 2023 to US$8.3 million for the fiscal year ended October 31, 2024.

Our cost of production for the fiscal year ended April 30, 2023 and October 31, 2024 was insignificant.

The increase in cost of hotel operation from US$1.0 million for the fiscal year ended April 30, 2023 to US$8.3 million for the fiscal year ended October 31, 2024 was primarily due to costs incurred in line with the additional contribution recognized from our hotels during the fiscal year ended October 31, 2024.

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

Other operating expenses

Our other expenses decreased slightly by 5.9% from US$6.0 million for the fiscal year ended April 30, 2023 to US$5.6 million for the fiscal year ended October 31, 2024. The difference was mainly attributable to the incurrence of legal and professional related fees relating to the completion of our IPO during the fiscal year ended April 30, 2023.

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

Hotel operations, hospitality and VIP services segment

We acquired the hotel operations, hospitality and VIP services business in February 2023. The revenue of the hotel operations, hospitality and VIP services segment was US$6.9 million for the six months ended October 31, 2023 and the segment profit was US$1.2 million for the six months ended October 31, 2023.

Media and entertainment services segment

The profit of media and entertainment services segment, was US$27 thousand for the six months ended October 31, 2023, compared to US$3.1 million for the six months ended October 31, 2022.

Strategic investment segment

The gain of strategic investment segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL from our investments in movie income rights, was US$16.3 million for the six months ended October 31, 2023, compared to US$0.4 million for the six months ended October 31, 2022, primarily due to the gain from the disposal of movie income rights investments.

Revenue

Our revenue from contracts for the six months ended October 31, 2023 was US$8.7 million as compared to US$13.9 million for the six months ended October 31, 2022.

●	Digital solution services. Our fee and commission income decreased from US$13.4 million for the six months ended October 31, 2022 to US$1.8 million for the six months ended October 31, 2023, primarily due to the focusing of our efforts on generating long-term and stable values out from the global intellectual property titles we acquired, and thereby the reengineering of our cooperation and relationship with global business partners, although all of these steps would take time to realize.

●	Hotel operations, hospitality and VIP services. We acquired the hotel operations, hospitality and VIP services business in February 2023. The revenue of the hotel operations, hospitality and VIP services segment was US$6.9 million for the six months ended October 31, 2023.

●	Media and entertainment services. Our media and entertainment services income from media and entertainment services segment decreased from US$0.5 million for the six months ended October 31, 2022 to US$27 thousand for the six months ended October 31, 2023.

Changes in fair value on financial assets measured at FVTPL

Our changes in fair value on financial assets measured at FVTPL was US$0.4 million for the six months ended October 31, 2022 compared to US$16.3 million for the six months ended October 31, 2023. The difference was primarily attributable to the realization from gain of certain movie income right investments during the six months ended October 31, 2023.

Cost of production and cost of hotel operation

Our cost of production and cost of hotel operation increased to US$2.1 million for the six months ended October 31, 2023.

Our cost of production for the six months ended October 31, 2022 and 2023 was insignificant.

The increase in cost of hotel operation to US$2.1 million for the six months ended October 31, 2023 was primarily attributable to the consolidation of WME Assets since February 2023.

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

Other operating expenses

Our other expenses increased by 118.9% from US$2.5 million for the six months ended October 31, 2022 to US$5.5 for the six months ended October 31, 2023 primarily attributable to (i) the addition of hotel operation expenses of US$2.8 million, and (ii) the share of losses of joint ventures of US$1.4 million.

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

Other gains and losses, net

We recorded other losses of US$42 thousand for the six months ended October 31, 2022 as compared to other gains of US$14.3 million for the six months ended October 31, 2023. The difference was primarily attributable to the gain on disposal of subsidiaries which are engaged in digital solutions services of US$14.7 million.

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

Our principal sources of liquidity to finance our operating and investing activities are net cash provided from operating activities, funding from our Controlling Shareholder, historical equity financing activities, bank borrowing and proceeds from public offerings. As of October 31, 2024 and October 31, 2025, we had US$60.9 million and US$46.4 million in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding cash and cash equivalents of disposal group fiduciary bank balances representing client’s cash, which are unrestricted for withdrawal or use, and pledged bank deposits.

Our total bank borrowings were US$260.1 million as of October 31, 2025. Our bank borrowings of US$227.1 million were secured by properties. Another bank borrowing of US$33.0 million was secured by the pledged bank balance of US$33.0 million.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended April 30,	For the Six Months Ended October 31,		For the Year Ended October 31,
	2023	2023	2024	2024	2025
	US$	US$	US$	US$	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash from/(used in) operating activities	15,501	(691)	21,360	4,245	14,388
Net cash used in investing activities	(119,494)	(3,747)	(35,990)	(75,528)	(31,145)
Net cash from/(used in) financing activities	243,462	128,926	(3,969)	(2,812)	2,274
Net increase/(decrease) in cash and cash equivalents	139,469	124,488	(18,599)	(74,095)	(14,483)
Cash and cash equivalents at beginning of the year/period	14,337	14,337	153,661	135,089	60,861
Effect of foreign exchange rate changes	(145)	(73)	27	(133)	(15)
Cash and cash equivalents at end of the year/period	153,661	138,752	135,089	60,861	46,363
Represented by:
Cash and cash equivalents	152,930	138,752	134,843	60,861	46,363
Cash and cash equivalents classified as assets held for sale	731	—	246	—	—
	153,661	138,752	135,089	60,861	46,363

Operating Activities

Net cash generated from operating activities for the fiscal year ended October 31, 2025 was US$14.4 million, which consists of our profit before tax of US$98.7 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included US$77.1 million of changes in fair value on financial assets measured at FVTPL, US$21.8 million of bank and other interest income, US$1.4 million of gain on disposal of subsidiaries, US$9.0 million of dividend income, US$10.3 million of finance costs and US$9.5 million of depreciation and amortization. The principal items accounting for the changes in operating assets and liabilities were (i) US$5.2 million of increase in account receivables primarily attributable to consolidation of media and entertainment businesses, (ii) US$1.9 million of increase in prepayments, deposits and other receivables, (iii) US$3.3 million of increase in accounts payables primarily due to consolidation of media and entertainment businesses, (iv) dividend received of US$9.0, and (v) tax payment of US$1.0 million.

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

Investing Activities

Net cash used in investing activities for the fiscal year ended October 31, 2025 was US$31.1 million, which was mainly attributable to US$31.4 million of advances to AMTD Group in connection with intra-group treasury fund allocation.

Net cash used in investing activities for the fiscal year ended October 31, 2024 was US$75.5 million, which was mainly attributable to (i) US$89.5 million of advances to AMTD Group in connection with intra-group treasury fund allocation, partially offset by (i) US$9.1 million of cash acquired from acquisition of subsidiaries, (ii) and US$5.9 million of interest received.

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

Financing Activities

Net cash from financing activities for the fiscal year ended October 31, 2025 was US$2.3 million, which was attributable to US$13.2 million of proceeds from issuance of shares during the year, offset by US$10.9 million of finance costs paid

Net cash used in financing activities for the fiscal year ended October 31, 2024 was US$2.8 million, which was attributable to (i) US$15.0 million of bank borrowing repayment, (ii) US$13.3 million repayment to non-controlling shareholders, and (iii) US$7.5 million of finance costs paid; offset with US$33.0 million proceeds from bank borrowings.

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

Capital Expenditures

Our capital expenditures currently consist of additions of properties through acquisition of WME Assets and TGE in recent years. Our capital expenditures were US$1.7 thousand for the fiscal year ended April 30, 2023, US$17.0 thousand for the six months ended October 31 2023, US$205.5 million for the fiscal year ended October 31, 2024 and US$25.2 million for the fiscal year ended October 31, 2025. We will make capital expenditure to meet the expected growth of our business. We intend to fund our future capital expenditure with our existing cash and bank balances or debt or equity financings.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of October 31, 2025.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended October 31, 2025 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Directors and Executive Officers	Age	Position/Title
Timothy Wai Cheung Tong	72	Chairperson of the Board of Directors and Independent Director
Feridun Hamdullahpur	71	Chairman of Executive Management Committee and Independent Director
Joanne Shoveller	65	Co-chairperson of the Board of Directors and Independent Director
Giampietro Baudo	49	Chief Executive Officer
Xavier Zee	51	Chief Financial Officer

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

Dr. Feridun Hamdullahpur is chairman of our Executive Management Committee, and an independent director. Dr. Hamdullahpur has served as an independent director of our Controlling Shareholder since January 2019. Dr. Hamdullahpur is also the chairman and independent director of AMTD IDEA Group, and co-chairperson and independent director of The Generation Essentials Group and TGE Value Creative Solutions Corp. Dr. Hamdullahpur currently serves as the Chancellor of International Business University. Dr. Hamdullahpur served as the sixth president and vice-chancellor of the University of Waterloo from 2010 to 2021. Prior to that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He has served as chair of the Waterloo Global Science Initiative since 2016. In 2022, Dr. Hamdullahpur was named a member of the Order of Canada. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014 and was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. In 2019, he received the recognition of Knight of the order of Palmes Academiques awarded by the Republic of France. Dr. Hamdullahpur graduated from the Technical University of Istanbul with a bachelor’s degree in mechanical engineering in 1976 and a master’s degree in mechanical engineering from Technical University of Istanbul in 1979. Dr. Hamdullahpur received his Ph.D. in chemical engineer from the Technical University of Nova Scotia in 1985.

Joanne Shoveller is our independent director and was appointed as co-chairperson of the board of directors in February 2024. Ms. Shoveller is also the co-chairperson and independent director of The Generation Essentials Group and TGE Value Creative Solutions Corp. Ms. Shoveller is the President of Overture Consulting Inc., and has served on the executive team of higher education institution, most recently as the president and vice chancellor of International Business University from January 2022 to December 2024 and has served on the executive team of four higher education institutions, most recently as vice president of advancement at the University of Waterloo from 2017 to 2021. Prior to that, Ms. Shoveller held progressive roles in part-time and continuing education, university advancement and the Ivey Business School at Western University. In 1997 she was assigned to Hong Kong as part of the small team that founded Ivey’s Asian campus, executive MBA, research, case-writing and fundraising programs. In 2001 Ms. Shoveller influenced the successful closure of the Ivey Campaign then assumed leadership of the Ivey MBA program until 2004, diversifying and strengthening its student cohort and steering curriculum development. Ms. Shoveller led the advancement teams at the University of Guelph from 2004 to 2012 and INSEAD Business School in France from 2012 to 2016, building alumni, donor and corporate relations, multiplying charitable giving, contributing to strategic direction and launching two capital campaigns. With a strong focus on business – university partnerships, Ms. Shoveller has volunteered and consulted with organizations based in North America, Europe, Asia, Australia and Africa, from which she brings a rich international perspective to her work, along with unique insights into the student, faculty, employer and alumni experience. Ms. Shoveller holds a Bachelor of Arts from Wilfrid Laurier University, an MBA from Ivey Business School, Western University and achieved the ICD.D, June 2022 designation from the Institute of Corporate Directors, through the University of Toronto ICD-Rotman, Directors Education Program, April 2022.

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

For the fiscal year ended October 31, 2025, we incurred an aggregate of US$0.4 million in cash and benefits to our directors and executive officers.

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

Board of Directors

Our board of directors consists of three directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange the memorandum and articles of association of the company (as amended and restated), and any decision of disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested, and the board of director may exercise all the powers of the company to borrow money, and to mortgage or charge its business, property and uncalled capital and issue debentures or other securities, whether for the purpose of the borrowing fund or as security for any obligation of the company or of any third party.

Executive Management Committee of the Board of Directors

We have established an executive management committee under the board of directors as the core of our management decision-making, overseeing our comprehensive and robust risk management framework , concluding key management decisions, evaluating risks across our business lines, and ensuring compliance with relevant laws and regulations.

Our executive management committee is responsible for (i) overseeing our operational and business activities, (ii) managing risks across all business units and mid-to-back office functions, (iii) implementing and executing policies and strategies as determined by our board of directors, and (iv) appointing our chief executive officer on a 6-month rotation basis. The executive management committee supervises our chief executive officer and the rest of the management team, and our chief executive officer regularly reports to the executive management committee as part of our overall corporate management and oversight.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to the company, our directors must ensure compliance with our memorandum and articles of association and the rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in the name of the company if a duty owed by our directors is breached.

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

D.	Employees

We had 199 employees as of April 30, 2023, 196 employees as of October 31, 2024 and 166 employees as of October 31, 2025, respectively.

The following tables sets forth the number of our employees by function as of October 31, 2025.

Function	Number of Employees	Percentage
General management and administration	9	5.4%
Sales and marketing	16	9.7%
Hotel operation	93	56.0%
Production and Editorial	48	28.9%
Total	166	100.0%

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

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers:*
Timothy Wai Cheung Tong	—	—	—	—
Feridun Hamdullahpur	—	—	—	—
Joanne Shoveller	—	—	—	—
Giampietro Baudo	—	—	—	—
Xavier Zee	—	—	—	—
All directors and executive officers as a group	—	—	—	—
Principal Shareholder:
AMTD IDEA Group(1)	—	46,902,440	37.2	92.3

*	The address of our directors and executive officers is 66 rue Jean-Jacques Rousseau 75001 Paris.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this annual report.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 46,902,440 Class B ordinary shares held by AMTD IDEA Group, a Cayman Islands company whose registered address is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The board of directors of AMTD IDEA Group consists of Dr. Feridun Hamdullahpur, Dr. Timothy Tong, Dr. Annie Koh, Marcellus Wong, and Raymond Yung. AMTD IDEA Group is dual-listed on the NYSE and SGX, and is 32.9% beneficially owned by AMTD Group Inc., whose registered address is at the offices Conyers Trust Company (BVI) Limited, Commerce House, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

As of the date of this annual report, AMTD IDEA Group beneficially owns all of our issued and outstanding Class B ordinary shares and our Controlling Shareholder beneficially owned 64.8% of our outstanding ordinary shares, representing 95.7% of our total voting power. We are indirectly controlled by our Controlling Shareholder as a result of its beneficial ownership of our ordinary shares and voting power.

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

See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Agreements with Our Controlling Shareholder

See “Item 4. Information on the Company—A. History and Development of the Company.”

Transactions with Our Controlling Shareholder

Immediately following our initial public offering, we entered into an intercompany financing agreement with our Controlling Shareholder, pursuant to which we may from time to time incur expenses for each other, settle each other’s liabilities, and/or transfer certain excess cash to each other at an interest rate of 2% per annum, repayable upon demand.

Our Controlling Shareholder recharged premises costs, office utilities and office renovation, staff cost, and certain other operating expenses to us. For the fiscal year ended April 30, 2023, and for the fiscal years ended October 31, 2024 and 2025, the total amount of recharge from our Controlling Shareholder for the aforementioned costs and expenses was US$1.2 million, US$1.9 million and US$1.6 million, respectively.

We provided our Controlling Shareholder with insurance brokerage services. For the fiscal year ended April 30,2023, and for the fiscal years ended October 31, 2024 and 2025, the total amount of insurance brokerage commissions that we charged our Controlling Shareholder was US$6.9 thousand, US$5.0 thousand and US$5.0 thousand, respectively.

We provided our Controlling Shareholder with media and entertainment services. For the fiscal year ended October 31, 2025, we charged our Controlling Shareholder of US$2.7 million.

In October 2020, we entered into an agreement with our Controlling Shareholder, pursuant to which we agree to provide digital solutions services to support the management of one of the investee companies, for a fixed annual service fee of HK$12.8 million. The fee was adjusted to HK$20 million per annum from October 1, 2022. In addition to the fixed annual service fee, we are entitled to receive 15% of all distributions, in any form, received from the investee company, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. We are also entitled to receive 15% of any profit from the disposal of any shares of the investee company. However, we are not liable for any loss arising from the disposal of any shares of the investee company. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement. For the fiscal year ended April 30, 2023, and for the fiscal years ended October 31, 2024 and 2025, the total amount of digital solutions services income that we charged our Controlling Shareholder was US$2.2 million, US$2.6 million and US$2.6 million, respectively.

Other Transactions with Related Parties and Non-controlling Shareholders

Treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. As of April 30, 2023, October 31, 2024 and 2025, the amount due from group companies in connection with intra-group treasury fund allocation was US$126.4 million, US$1.5 million and US$250.7 million, respectively.

We provide our fellow subsidiary with insurance brokerage services. For the fiscal year ended April 30, 2023, and for the fiscal years ended October 31, 2024 and 2025, the total amount of insurance brokerage commission that we charged our fellow subsidiary was US$52.3 thousand, US$36.0 thousand and nil, respectively.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in General—We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in General— We may be subject to claims of intellectual property infringement that could adversely affect our business..”

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or our ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold the ADSs or our ordinary shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, administrative rulings, judicial decisions, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect as of the date hereof, and all of which are subject to change and differing interpretations (possibly with retroactive effect), which may give rise to U.S. federal income tax considerations different from those discussed below. There can be no assurance that the IRS would not assert, or that a court would not sustain, a contrary position. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons that acquire their ADSs or our ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or our ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of the ADSs or our ordinary shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or our ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Moreover, this discussion does not address the U.S. federal estate, gift, or any alternative minimum tax considerations, the Medicare tax on certain net investment income, or any state, local, or non-U.S. tax considerations relating to the ownership or disposition of the ADSs or our ordinary shares. Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal income tax laws to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our ADSs or our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or our ordinary shares (as determined for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

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

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs, and the remainder of this discussion assumes that a U.S. Holder of the ADSs will be so treated. Accordingly, deposits or withdrawals of our ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

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

Based upon our income and assets and our market capitalization, we do not expect to be classified as a PFIC for the current taxable year or foreseeable future taxable years. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually after the close of each taxable year that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC for the current or subsequent years. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to our market capitalization (determined based on the market price of the ADSs from time to time, which may be volatile). If our market capitalization declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or our ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, in the absence of certain elections, will continue to apply in future years even if we cease to be a PFIC. The discussions below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that will generally apply if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or our ordinary shares out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of our ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits using U.S. federal income tax principles, any distribution we pay will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on the ADSs or our ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or our ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and for the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the NYSE, and therefore are considered to be readily tradeable on an established securities market in the United States, although there can be no assurance that the ADSs will continue to be so listed. Although the law in this regard is not entirely clear, because our ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to our ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or our ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in light of their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other taxable disposition of the ADSs or our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares, as applicable. Such gain or loss will generally be capital gain or loss and will be long-term if the U.S. Holder’s holding period in such ADSs or our ordinary shares, as applicable, exceeds one year at the time of the disposition. Non-corporate U.S. Holders (including individuals) will generally be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of the ADSs or our ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. The U.S. foreign tax credit rules are complex. Each U.S. Holder should consult its tax advisor regarding such rules in light of its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or our ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or our ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or our ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year for which we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account gain or loss as described above for any taxable year for which we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year for which we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

U.S. Holders that own the ADSs or our ordinary shares during any taxable year for which we are a PFIC will generally be required to file an annual IRS Form 8621. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of, and reporting requirements relating to, the ownership and disposition of the ADSs or our ordinary shares if we are or become a PFIC.

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

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions, and also from the reporting provisions in the case of principal shareholders, contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

In the year ended October 31, 2025, we did not receive any payments from the depositary for its ADR program.

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

For the period from July 15, 2022 to October 31, 2025, we have used approximately US$7.1 million of the net proceeds from our initial public offering to support our business expansion and growth, and for general corporate purposes. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to fulfill the capital requirements for future license applications, acquisitions, IT infrastructure, and human resources, support our business expansion and growth, and use the remainder for general corporate purposes.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of October 31, 2025, our disclosure controls and procedures were effective.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of October 31, 2025.

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

	For the Fiscal Year ended October 31, 2024	For the Fiscal Year ended October 31, 2025
	US$	US$
(in thousands)
Audit Fees(1)
-Assentsure PAC(3)	228	220
Tax Fees(2)
- Assentsure PAC	-	-

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of interim condensed consolidated financial statements.

(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal external auditors for tax compliance.

(3)	US$228,000 was billed by Assentsure PAC during the year ended October 31, 2024 in relation to the audits for the six months ended October 31, 2023 and fiscal years ended April 30, 2023, 2022 and 2021. US$220,000 was billed by Assentsure PAC during the year ended October 31, 2025 in relation to the audits for the year ended October 31, 2024. The audit fee for the fiscal year ended April 30, 2024 and 2025 was not billed by Assentsure PAC during the year ended April 30, 2024 and 2025, respectively.

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

As a Cayman Islands company to be listed on the NYSE, we are subject to the NYSE listing standards. The NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. We followed home country practice with respect to annual general meetings and did not hold an annual general meeting of shareholders for the fiscal year ended October 31, 2025. We also relied upon the relevant home country exemption (i) in lieu of the requirement with respect to the size of our board committees, (ii) in lieu of the requirement for shareholder approval of share issuances (a) to certain related parties where the number of shares issued exceeded either one percent of the number of shares or of the voting power outstanding before the issuance, and (b) where such share are issued as consideration in a transaction or series of related transactions in which a related party has a five percent or greater interest (or such persons collectively have a ten percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the issuance exceeded either five percent of the number of shares or of the voting power outstanding before the issuance.

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

Part III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of AMTD Digital Inc. are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.3	AMTD SpiderNet Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on August 30, 2022)
4.1	Master Transaction Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.2	Transitional Services Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.3	Non-Competition Agreement between the Registrant and its controlling shareholder dated May 18, 2021 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.4	Engagement Letter between the Registrant and its controlling shareholder dated October 1, 2020 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)

4.5	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated March 8, 2021 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.6	Share Purchase Agreement between the Registrant and AMTD Education Group dated March 8, 2021 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
4.7	Share Purchase Agreement between the Registrant and AMTD IDEA Group dated August 15, 2022 (incorporated by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on August 30, 2022)
4.8	Business Loan Agreement between the Registrant and East West Bank dated August 5, 2024 (incorporated by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on February 28, 2025)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-256322), as amended, initially filed with the Securities and Exchange Commission on May 20, 2021)
11.2	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on February 28, 2025)
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter from Deloitte Touche Tohmatsu to the Securities and Exchange Commission dated April 11, 2025 (incorporated by reference to Exhibit 16.1 to Amendment No. 1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 18, 2026)
97	Clawback Policy (incorporated by reference to Exhibit 97 to our annual report on Form 20-F (File No. 001-40463) filed with the Securities and Exchange Commission on February 28, 2025)
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD Digital Inc.

By:	/s/ Giampietro Baudo
Name:	Giampietro Baudo
Title:	Chief Executive Officer
Date:	February 27, 2026

AMTD DIGITAL INC.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

PAGE(S)
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 6783)	F-2

Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended October 31, 2025 and 2024, six months ended October 31, 2023 and year ended April 30, 2023	F-3

Consolidated Statements of Financial Position as of October 31, 2025 and 2024	F-4

Consolidated Statements of Changes in Equity for the years ended October 31, 2025 and 2024, six months ended October 31, 2023 and year ended April 30, 2023	F-5

Consolidated Statements of Cash Flows for the years ended October 31, 2025 and 2024, six months ended October 31, 2023 and year ended April 30, 2023	F-6

Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AMTD Digital Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of AMTD Digital Inc. and its subsidiaries (the “Company”) as of October 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended October 31, 2025 and 2024, six months ended October 31, 2023 and year ended April 30, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended October 31, 2025 and 2024, six months ended October 31, 2023 and year ended April 30, 2023 in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Assentsure PAC

We have served as the Company’s auditor since 2024.

Singapore

February 27, 2026

PCAOB No: 6783

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(All amounts in thousands of United States dollars (“US$”), except for share and per share data)

		Year ended October 31,		Six months ended October 31,	Year ended April 30,
	Notes	2025	2024	2023	2023
		US$	US$	US$	US$
Revenue from contracts with customers	5	50,071	22,814	8,673	33,066
Dividend income		8,969	634	—	—
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)		77,059	(3,003)	16,279	15,386
Total revenue		136,099	20,445	24,952	48,452
Cost of production and cost of hotel operation		(20,267)	(8,331)	(2,121)	(980)
Employee benefits expense	7	(12,893)	(5,057)	(3,074)	(9,868)
Depreciation and amortization		(9,491)	(5,642)	(1,441)	(1,312)
Finance costs	8	(10,317)	(10,326)	(3,403)	(1,195)
Other operating expenses	9	(7,355)	(5,649)	(5,466)	(6,004)
Other income	10	21,775	20,020	8,988	16,052
Other gains and losses, net	11	1,122	37,000	14,342	153
Profit before tax		98,673	42,460	32,777	45,298
Income tax expense	12	(1,682)	(785)	(1,991)	(4,485)
Profit for the year/period		96,991	41,675	30,786	40,813

Other comprehensive income (expense) for the year/period:
Item that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency		13	1,564	1,168	(30)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(2,767)	(625)	(956)	(960)
Cumulative exchange differences reclassified to profit or loss upon disposal of foreign operations		—	2,695	—	—
Share of other comprehensive income of joint ventures		—	1,312	126	377
		(2,767)	3,382	(830)	(583)
Other comprehensive (expense) income for the year/period		(2,754)	4,946	338	(613)
Total comprehensive income for the year/period		94,237	46,621	31,124	40,200
Profit (loss) for the year/period attributable to:
- Owners of the Company		54,705	44,443	31,940	42,059
- Non-controlling interests		42,286	(2,768)	(1,154)	(1,246)
		96,991	41,675	30,786	40,813
Total comprehensive income (expense) for the year/period attributable to:
- Owners of the Company		52,556	50,100	32,563	41,889
- Non-controlling interests		41,681	(3,479)	(1,439)	(1,689)
		94,237	46,621	31,124	40,200
Earnings per share	13
- Basic (US$)		0.44	0.58	0.42	0.57
- Diluted (US$)		0.44	0.58	0.42	0.57

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of US$)

		October 31,
	Notes	2025	2024
		US$	US$
ASSETS
Non-current assets:
Property, plant and equipment	15	293,140	274,448
Intangible assets	16	119,311	119,255
Financial assets at FVTPL	17	221,532	24,676

Total non-current assets		633,983	418,379

Current assets:
Accounts receivable	18	11,834	6,645
Prepayments, deposits and other receivables	18	4,466	2,666
Amount due from AMTD Group (as defined in note 1)	27	250,731	1,548
Financial assets at FVTPL	17	7,987	12,123
Fiduciary bank balances		-	709
Cash and cash equivalents		46,363	60,861
Total current assets		321,381	84,552
Total assets		955,364	502,931

EQUITY AND LIABILITIES
Current liabilities:
Accounts payable	19	5,486	1,590
Other payables and accruals	19	9,831	10,000
Bank borrowings	20	83,305	83,374
Amounts due to non-controlling shareholders	27	64,197	63,893
Contract liabilities	21	664	1,184
Income tax payable		3,483	2,602
Total current liabilities		166,966	162,643
Non-current liabilities:
Bank borrowings	20	176,818	174,224
Provision for replacement of hotel properties		2,266	1,653
Deferred tax liability	22	5,655	5,652
Total non-current liabilities		184,739	181,529
Total liabilities		351,705	344,172
Capital and reserves:
Share capital	23	13	8
Treasury shares	23	(295,719)	(635,233)
Reserves		559,348	653,695
Equity attributable to owners of the Company		263,642	18,470
Warrants	24	2,145	-
Non-controlling interests		337,872	140,289
Total equity		603,659	158,759
Total equity and liabilities		955,364	502,931

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of US$)

	Attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Share-based payment reserve	Exchange reserve	Capital reserve	Retained earnings	Total	Warrants	Non- controlling interests	Total equity
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

At May 1, 2022	7	310,635	—	344	(4,715)	16,700	69,960	392,931	—	2,514	395,445
Profit (loss) for the year	—	—	—	—	—	—	42,059	42,059	—	(1,246)	40,813
Other comprehensive expenses for the year	—	—	—	—	(170)	—	—	(170)	—	(443)	(613)

Total comprehensive (expense) income for the year	—	—	—	—	(170)	—	42,059	41,889	—	(1,689)	40,200
Issuance of shares	1	229,185	—	—	—	—	—	229,186	—	—	229,186
Repurchase of shares of the Company	—	—	(318,882)	—	—	—	—	(318,882)	—	—	(318,882)
Acquisition of subsidiaries under common control	—	—	266,647	—	—	(274,831)	—	(8,184)	—	5,025	(3,159)
Share-based compensation	—	—	—	244	—	—	—	244	—	—	244
At April 30, 2023	8	539,820	(52,235)	588	(4,885)	(258,131)	112,019	337,184	—	5,850	343,034
Profit (loss) for the period	—	—	—	—	—	—	31,940	31,940	—	(1,154)	30,786
Other comprehensive income (expenses) for the period	—	—	—	—	623	—	—	623	—	(285)	338

Total comprehensive income (expense) for the period	—	—	—	—	623	—	31,940	32,563	—	(1,439)	31,124
Issuance of shares	—	5,602	—	—	—	—	—	5,602	—	—	5,602
Change in shareholding of subsidiaries without losing control	—	—	—	—	—	11,531	—	11,531	—	(13,178)	(1,647)
Share-based compensation	—	—	—	83	—	—	—	83	—	—	83
At October 31, 2023	8	545,422	(52,235)	671	(4,262)	(246,600)	143,959	386,963	—	(8,767)	378,196
Profit (loss) for the year	—	—	—	—	—	—	44,443	44,443	—	(2,768)	41,675
Other comprehensive income (expenses) for the year	—	—	—	—	5,657	—	—	5,657	—	(711)	4,946

Total comprehensive income (expense) for the year	—	—	—	—	5,657	—	44,443	50,100	—	(3,479)	46,621
Issuance of shares	—	47,480	52,520	—	—	—	—	100,000	—	—	100,000
Repurchase of shares of the Company	(2)	—	(447,520)	—	—	—	—	(447,522)	—	—	(447,522)
Acquisition of subsidiaries under common control (note 14(b))	2	187,996	(187,998)	—	—	(71,157)	—	(71,157)	—	178,310	107,153
Disposal of subsidiaries	—	—	—	—	—	(11,570)	11,570	—	—	(18,958)	(18,958)
Recognition of subsidiaries upon control over Singapore hotel companies (note 14(c))	—	—	—	—	—	—	—	—	—	(6,817)	(6,817)
Share-based compensation	—	—	—	86	—	—	—	86	—	—	86
At October 31, 2024	8	780,898	(635,233)	757	1,395	(329,327)	199,972	18,470	—	140,289	158,759
Profit for the year	—	—	—	—	—	—	54,705	54,705	—	42,286	96,991
Other comprehensive expenses for the year	—	—	—	—	(2,149)	—	—	(2,149)	—	(605)	(2,754)

Total comprehensive (expense) income for the year	—	—	—	—	(2,149)	—	54,705	52,556	—	41,681	94,237
Issuance of shares	5	202,786	339,514	—	—	(279,502)	—	262,803	—	—	262,803
Issue of shares by the subsidiaries	-	—	—	—	—	(70,187)	—	(70,187)	2,145	155,902	87,860
At October 31, 2025	13	983,684	(295,719)	757	(754)	(679,016)	254,677	263,642	2,145	337,872	603,659

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of US$)

	Year ended October 31,		Six months ended October 31,	Year ended April 30,
	2025	2024	2023	2023
	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	98,673	42,460	32,777	45,298
Adjustments for:
Share of losses of joint ventures	—	1,363	1,366	404
Interest income	(21,775)	(20,020)	(9,012)	(15,945)
Dividend income	(8,969)	(634)	—	—
Finance costs	10,317	10,326	3,403	1,195
Depreciation	9,477	5,159	999	479
Amortization	14	483	442	833
Recovery of accounts receivable written off	—	—	(1)	(2)
Share-based payment	—	86	83	244
Changes in fair value on financial assets at FVTPL	(77,059)	3,003	(16,279)	(15,386)
Gain on disposal of subsidiaries	(1,389)	(37,222)	(14,697)	—

Operating cash flows before movements in working capital	9,289	5,004	(919)	17,120
Decrease (increase) in fiduciary bank balances	764	204	(115)	372
(Increase) decrease in accounts receivable	(5,189)	(823)	(170)	(4,272)
(Increase) decrease in prepayments, deposits and other receivables	(1,878)	(448)	5,808	1,545
(Decrease) increase in client’s monies held on trust	—	(814)	385	(398)
Increase in accounts payable	3,282	691	37	173
Increase in other payables and accruals	55	312	16,866	523
(Decrease) increase in contract liabilities	(520)	290	(494)	4,544
Increase in provision for replacement of hotel properties	613	247	—	—
Cash generated from operations	6,416	4,663	21,398	19,607
Dividend received	8,969	634	—	—
Tax paid	(997)	(1,052)	(38)	(4,106)
Net cash from operating activities	14,388	4,245	21,360	15,501
CASH FLOWS FROM INVESTING ACTIVITIES
Additions of financial assets at FVTPL	—	(350)	(825)	(5,545)
Proceeds from disposal of financial assets at FVTPL	—	—	—	58,170
Acquisition of property, plant and equipment	(60)	(159)	(17)	(2)
Acquisition of subsidiaries, net of cash acquired	—	9,057	—	3,860
Disposal of subsidiaries, net of cash disposed	(928)	(514)	—	—
Interest received	1,280	5,915	2,858	3,109
Loan to a third party	—	—	—	(100,123)
Repayment of loan to a third party	—	—	—	100,123
Advance to AMTD Group	(31,437)	(89,477)	(91,854)	(401,454)
Advance to non-controlling shareholders	—	—	(1,640)	—
Repayment from AMTD Group	—	—	55,488	222,271
Repayment from non-controlling shareholders	—	—	—	97
Net cash used in investing activities	(31,145)	(75,528)	(35,990)	(119,494)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	—	33,000	—	15,018
Proceeds from issue of shares	13,218	—	—	229,186
Repayment of bank borrowings	—	(15,000)	—	—
Repayment to non-controlling shareholders	—	(13,344)	(594)	—
Finance costs paid	(10,944)	(7,468)	(3,375)	(742)
Net cash from (used in) financing activities	2,274	(2,812)	(3,969)	243,462
Net (decrease) increase in cash and cash equivalents	(14,483)	(74,095)	(18,599)	139,469
Cash and cash equivalents at beginning of the year/period	60,861	135,089	153,661	14,337
Effect of foreign exchange rate changes	(15)	(133)	27	(145)
Cash and cash equivalents at end of the year/period	46,363	60,861	135,089	153,661
Represented by:
Cash and cash equivalents	46,363	60,861	134,843	152,930
Cash and cash equivalents classified as assets held for sale	—	—	246	731
	46,363	60,861	135,089	153,661

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

1.	GENERAL

AMTD Digital Inc. (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on September 12, 2019. The Company, through its subsidiaries (collectively, the “Group”), is mainly involved in the provision of digital solutions services, fashion, arts and luxury media advertising and marketing services and hotel operations, hospitality and VIP services and strategic investment.

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

The Company has changed its fiscal year from April 30 to October 31, which became effective for the period ended October 31, 2023. Given the period ended October 31, 2023 is for a 6-month period, the results may not be comparable to the 12-month period ended October 31, 2024 and 2025.

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended October 31, 2025 and 2024, six months ended October 31, 2023 and years ended April 30, 2023 and 2022. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group has power over investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

Business combinations under common control

The Company accounts for the business combination with entities under common control using historical carrying values and under a prospective basis (referred to herein as transactions between entities under common control) which involves the Company accounting for the combination prospectively from the date on which it occurred. For predecessor accounting:

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

Impairment of non-financial assets

Long-lived assets with finite lives (property, plant and equipment and finite-lived intangible assets)

The Group reviews the carrying amounts of its long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Group applies a two-step impairment model for these assets:

(i)	The Group first compares the carrying amount of the asset (or asset group) to the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset (or asset group). Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group).

(ii)	If the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows, the asset is considered not recoverable. An impairment loss is then recognized, measured as the amount by which the carrying amount of the asset (or asset group) exceeds its fair value. Fair value is typically determined using an income approach based on estimated future discounted cash flows.

Indefinite-lived intangible assets

Intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Impairment of non-financial assets - (Continued)

The Group may perform an initial qualitative assessment before proceeding with the quantitative impairment test for indefinite-lived intangible assets. If the Group concludes, based on the qualitative assessment, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the Group is not required to perform a quantitative test.

If a quantitative test is required, these are tested individually. An impairment loss is recognized if the fair value of the asset is less than its carrying amount. The impairment loss is measured as the excess of the carrying amount over the fair value.

Corporate assets are allocated to specific asset groups or reporting units for impairment testing when a reasonable and consistent allocation basis exists. If corporate assets cannot be allocated to lower-level asset groups, an additional high-level asset group is identified (which may be at the entity level) and tested for impairment after the related lower-level asset groups have been tested.

In accordance with US GAAP, once an impairment loss is recognized for any non-financial asset (long-lived assets, indefinite-lived intangibles, or goodwill), it establishes a new cost basis for the asset. An impairment loss is not reversed if the fair value of the impaired asset or asset group increases subsequently.

Revenue from contracts with customers

The Group recognizes revenue in accordance with ASC 606. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve this core principle, the Group applies the following five-step model:

1.	Identify the contract with a customer: A contract exists when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance, and collectability of consideration is probable.

2.	Identify the performance obligations in the contract: A performance obligation is a promise in a contract to transfer a distinct good or service to the customer.

3.	Determine the transaction price: The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (e.g., sales taxes). The transaction price includes estimates of variable consideration, if any, to the extent that it is probable a significant reversal of revenue will not occur.

4.	Allocate the transaction price to the performance obligations in the contract: If a contract contains more than one performance obligation, the Group allocates the transaction price to each performance obligation based on its relative standalone selling price.

5.	Recognize revenue when (or as) the Group satisfies a performance obligation: Revenue is recognized when control of the promised goods or services is transferred to the customer, which can occur over time or at a point in time.

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

The Group earns commission income by facilitating the arrangement between insurance company partners and individuals/businesses. The service promised to the customer is placement of an effective insurance or reinsurance policy. Commission revenue is usually a percentage of the premium received by the insurer and generally depends upon the type of insurance or reinsurance policy and the insurance company partner. Revenue is recognized at a point in time upon execution and effectiveness of insurance contracts. The Group allows a credit period up to 15 days to its customers.

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

(iii)	Fashion, arts and luxury media advertising and marketing services

Fashion, arts and luxury media advertising and marketing services income is composed of fashion, arts and luxury magazines and advertising service income and fashion, arts and luxury media licensing and marketing services income. The Group distributes fashion, arts and luxury publications. The Group also provides advertising services on fashion, arts and luxury magazines to the customers. Revenue is recognized at a point in time when control of the goods has transferred to the customers or upon the edition in which the advertisement is displayed. The Group also provides fashion, arts and luxury media licensing and marketing services to its customers on its multimedia channels. The Group recognizes revenues from such services over time based on the contract term. The Group allows a credit period up to 90 days to its customers.

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

Financial instruments  - Investments and other financial assets

The Group’s financial assets primarily consist of financial assets measured at fair value through profit or loss and financial assets measured at amortized cost. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular-way purchases or sales of financial assets (purchases or sales that require delivery within the time frame established by marketplace regulation or convention) are recognized and derecognized on a trade-date basis.

Financial assets at fair value through profit or loss

Equity investments are generally measured at fair value with changes in fair value recognized through profit or loss. Dividends derived from the Group’s ordinary course of business are recognized as revenue when the right to receive payment (the declaration date) has been established.

Financial assets at amortized cost

Financial assets held with the intent to collect contractual cash flows are measured at amortized cost.

Subsequent measurement of these assets is performed using the effective interest method, net of an allowance for credit losses. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount upon initial recognition. Gains and losses are recognized in the consolidated statements of operations when the asset is derecognized, modified, or impaired.

If the Group originates or purchases loans with the specific intent to sell them in the foreseeable future, they are classified as held-for-sale and are measured at the lower of cost or fair value, or carried at fair value if the fair value option is elected.

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

Impairment of financial assets

The Group utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the expected credit losses on accounts receivable, deposits and other receivables, amount due from AMTD Group, fiduciary bank balance and bank balances. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate expected credit losses. Accounts receivable, deposits and other receivables, amount due from AMTD Group, fiduciary bank balance and bank balances are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

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

Warrant instruments

Warrants that meet the criteria for classification as equity are recorded as a component of equity at the time of issuance, with no subsequent remeasurement required. Direct and incremental transaction costs related to the issuance of equity-classified warrants are recorded as a reduction to additional paid-in capital. Upon exercise, the carrying amount of the warrants is reclassified to additional paid-in capital, and no gain or loss is recognized. If warrants expire unexercised, the carrying amount remains in equity.

Cash and cash equivalents

Cash and cash equivalents presented on the consolidated statement of financial position include:

(a)	cash, which comprises cash on hand and demand deposits; and

(b)	cash equivalents, which comprises short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

For the purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Certain prior period amounts have been reclassified from pledged bank deposits to cash and cash equivalents to conform to the current period presentation on the consolidated statement of financial position and consolidated statement of cash flows.

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

Impairment assessment of indefinite-lived intangible assets

Determining whether indefinite-lived intangible assets are impaired requires an estimation of the fair value. The fair value calculation, which utilizes an income approach, requires the Group to estimate the future undiscounted cash flows from the reporting unit and apply an appropriate discount rate. Where the actual future revenue are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, the fair value of the indefinite-lived intangible assets could fall below their carrying amounts and results in a material impairment loss. Details of the impairment assessment of indefinite-lived intangible assets are disclosed in note 16.

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

The credit risk on fiduciary bank balances and bank balances is limited because the counterparties are mainly banks with sound credit. The directors of the Company consider the credit risk on accounts receivable and deposits and other receivables are not significant after considering settlement pattern, counterparties’ financial background and creditability.

The directors of the Company make individual assessment on AMTD Group based on historical settlement records, past experience, and also quantitative and qualitative information that are reasonable and supportive forward-looking information (i.e. the forecasted default rate expected by the international credit-rating agencies).

As of October 31, 2025 and 2024, the CECL of financial assets is considered insignificant.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE

Disaggregation of revenue

Year ended April 30, 2023

Segments	Digital solutions services	Media and entertainment services	Hotel operations, hospitality and VIP services	Strategic investments	Total
	US$	US$	US$	US$	US$
Revenue from contracts with customers
Digital solutions services
– insurance brokerage services	1,540	—	—	—	1,540
– other digital solutions services	28,037	—	—	—	28,037
Media and entertainment services
– fashion, arts and luxury media advertising services	—	1,294	—	—	1,294
Hotel operations, hospitality and VIP services
- hotel operations, hospitality and VIP services income	—	—	2,195	—	2,195
Total revenue from contracts with customers	29,577	1,294	2,195	—	33,066
Revenue from other sources
Strategic Investment
– net fair value changes on financial assets at FVTPL	—	—	—	15,386	15,386
Total revenue	29,577	1,294	2,195	15,386	48,452
Timing of revenue recognition from contracts with customers
A point in time	1,540	—	—	—	1,540
Over time	28,037	1,294	2,195	—	31,526
Total	29,577	1,294	2,195	—	33,066

Six months ended October 31, 2023

Segments	Digital solutions services	Media and entertainment services	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$
Revenue from contracts with customers
Digital solutions services
– insurance brokerage services	486	—	—	—	486
– other digital solutions services	1,278	—	—	—	1,278
Media and entertainment services
– fashion, arts and luxury media advertising services	—	27	—	—	27
Hotel operations, hospitality and VIP services
- hotel operations, hospitality and VIP services income	—	—	6,882	—	6,882
Total revenue from contracts with customers	1,764	27	6,882	—	8,673
Revenue from other sources
Strategic Investment
– net fair value changes on financial assets at FVTPL	—	—	—	16,279	16,279

Total revenue	1,764	27	6,882	16,279	24,952
Timing of revenue recognition from contracts with customers
A point in time	486	—	—	—	486
Over time	1,278	27	6,882	—	8,187
Total	1,764	27	6,882	—	8,673

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE - (CONTINUED)

Disaggregation of revenue from contracts with customers - (Continued)

Year ended October 31, 2024

Segments	Digital solutions services	Media and entertainment services	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$
Revenue from contracts with customers
Digital solutions services
– insurance brokerage services	851	—	—	—	851
– other digital solutions services	2,562	—	—	—	2,562
Media and entertainment services
– fashion, arts and luxury media advertising services	—	4	—	—	4
Hotel operations, hospitality and VIP services
- hotel operations, hospitality and VIP services income	—	—	19,397	—	19,397
Total revenue from contracts with customers	3,413	4	19,397	—	22,814
Revenue from other sources
Strategic Investment
– net fair value changes on financial assets at FVTPL	—	—	—	(3,003)	(3,003)
– dividend income	—	—	—	634	634
Total revenue	3,413	4	19,397	(2,369)	20,445
Timing of revenue recognition from contracts with customers
A point in time	851	—	—	—	851
Over time	2,562	4	19,397	—	21,963
Total	3,413	4	19,397	—	22,814

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE - (CONTINUED)

Year ended October 31, 2025

Segments	Digital solutions services	Media and entertainment services	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$
Revenue from contracts with customers
Digital solutions services
– insurance brokerage services	407	—	—	—	407
– other digital solutions services	2,566	—	—	—	2,566
Media and entertainment services
– advertising services income	—	14,562	—	—	14,562
– licensing, subscription and marketing services income	—	4,542	—	—	4,542
Hotel operations, hospitality and VIP services
- hotel operations, hospitality and VIP services income	—	—	27,994	—	27,994
Total revenue from contracts with customers	2,973	19,104	27,994	—	50,071
Revenue from other sources
Strategic Investment
– net fair value changes on financial assets at FVTPL	—	—	—	77,059	77,059
– dividend income	—	—	—	8,969	8,969
Total revenue	2,973	19,104	27,994	86,028	136,099
Timing of revenue recognition from contracts with customers
A point in time	407	14,562	—	—	14,969
Over time	2,566	4,542	27,994	—	35,102
Total	2,973	19,104	27,994	—	50,071

Transaction price allocated to the remaining performance obligations

The Group has elected the practical expedient permitted under ASC 606 to not disclose the transaction price allocated to unsatisfied (or partially unsatisfied) performance obligations for contracts with an original expected duration of one year or less.

6.	OPERATING SEGMENTS

During the current fiscal year, the Group revised its reportable segments to reflect changes in the internal structure and management reporting reviewed by the Chief Operating Decision Maker (CODM). This change was driven by the growth in operations of strategic investment segment, which is now evaluated separately for resource allocation and performance assessment. The prior period financial information has been restated to conform to the current segment presentation.

The Group now operates its businesses in four operating segments: digital solutions services segment, hotel operations, hospitality and VIP services segment, media and entertainment services and strategic investment segment. The following summary describes the operations in each of the Group’s reportable segment.

(a)	Digital solutions services: The Group provides its institutional and corporate clients with exclusive, paid access to enhance their investor communication, investor relations and corporate communication to potentially maximize their valuation, as well as providing digital solution services;

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)

(b)	The media and entertainment services segment: The Group engages in the provision of print and digital advertising campaigns, licensing, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services;

(c)	Hotel operations, hospitality and VIP services segment: The Group engages in hotel investments, hotel operations, hospitality and VIP services; and

(d)	The strategic investment segment engages in proprietary investments and management of global investment portfolio (including listed and unlisted equity shares investments and movie income right investments).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of profit before tax from operations. The profit before tax from operations is measured after allocation of the attributable costs of specialized staff, commission paid to asset management segment consistently with the Group’s profit before tax from operations. Other income, other gains and losses, finance costs and corporate expenses such as staff costs not directly attributable to segments, office rental and administrative expenses are excluded from such measurement.

Segment revenues and results

The following is an analysis of the Group’s revenues and results by operating and reportable segments:

For the year ended April 30, 2023

	Digital solutions services	Media and entertainment services	Hotel operations, hospitality and VIP services	Strategic investment	Consolidated
	US$	US$	US$	US$	US$
Segment revenue
Revenue from external customers	27,349	1,294	2,195	-	30,838
Revenue from related parties	2,228	-	-	-	2,228
Changes in fair value on financial assets measured at FVTPL	-	-	-	15,386	15,386
Total segment revenue	29,577	1,294	2,195	15,386	48,452
Segment profits (note 1)	21,557	3,901	10	15,386	40,854
Unallocated:
Other income					13,330
Other gains and losses					153
Finance costs					(1,195)
Corporate expenses					(7,844)
Profit before tax					45,298

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)

Segment revenues and results - (Continued)

For the six months ended October 31, 2023

	Digital solutions services	Media and entertainment services	Hotel operations, hospitality and VIP services	Strategic investment	Consolidated
	US$	US$	US$	US$	US$
Segment revenue
Revenue from external customers	453	27	6,882	-	7,362
Revenue from related parties	1,311	-	-	-	1,311
Changes in fair value on financial assets measured at FVTPL	-	-	-	16,279	16,279
Total segment revenue	1,764	27	6,882	16,279	24,952
Segment (losses) profits (note 1)	(221)	(165)	1,214	16,279	17,107
Unallocated:
Other income					8,988
Other gains and losses					14,342
Finance costs					(3,403)
Corporate expenses					(4,257)
Profit before tax					32,777

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)

Segment revenues and results - (Continued)

For the year ended October 31, 2024

	Digital solutions services	Media and entertainment services	Hotel operations, hospitality and VIP services	Strategic investment	Consolidated
	US$	US$	US$	US$	US$
Segment revenue
Revenue from external customers	810	4	19,397	-	20,211
Revenue from related parties	2,603	-	-	-	2,603
Dividend income	-		-	634	634
Changes in fair value on financial assets measured at FVTPL	-	-	-	(3,003)	(3,003)
Total segment revenue	3,413	4	19,397	(2,369)	20,445
Segment profits (losses) (note 1)	2,423	4	2,109	(2,369)	2,167
Unallocated:
Other income					20,020
Other gains and losses					37,000
Finance costs					(10,326)
Corporate expenses					(6,401)
Profit before tax					42,460

For the year ended October 31, 2025

	Digital solutions services	Media and entertainment services	Hotel operations, hospitality and VIP services	Strategic investment	Consolidated
	US$	US$	US$	US$	US$
Segment revenue
Revenue from external customers	417	16,365	27,994	-	44,776
Revenue from related parties	2,556	2,739	-	-	5,295
Dividend income	-	-	-	8,969	8,969
Changes in fair value on financial assets measured at FVTPL	-	-	-	77,059	77,059
Total segment revenue	2,973	19,104	27,994	86,028	136,099
Segment profits (note 1)	2,973	1,206	2,235	86,028	92,442
Unallocated:
Other income					21,775
Other gains and losses					1,122
Finance costs					(10,317)
Corporate expenses					(6,349)
Profit before tax					98,673

Note 1: CODM evaluates the performance of its reportable segments by the segment revenue and the significant segment expenses consist primarily of cost of production and cost of hotel operation, employee benefits expenses, depreciation and amortization, finance costs and other operation expenses directly attributable to the segment

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OPERATING SEGMENTS - (CONTINUED)

Segment revenues and results - (Continued)

Segment assets exclude property, plant and equipment other than properties, amounts due from immediate holding company, prepayments, deposits and other receivables, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, certain bank borrowings, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

	October 31,
	2025	2024
	US$	US$

Segment assets

Digital solution services	—	662
Media and entertainment services	128,763	123,494
Hotel operations, hospitality and VIP services	295,499	260,965
Strategic investments	229,319	36,799
Total segment assets	653,581	421,920
Unallocated corporate assets	301,783	81,011
Total assets	955,364	502,931

Segment liabilities

Digital solution services	43,863	408
Media and entertainment services	5,901	5,179
Hotel operations, hospitality and VIP services	287,127	284,847

Total segment liabilities	336,891	290,434
Unallocated corporate liabilities	14,814	53,738
Total liabilities	351,705	344,172

Geographical information

During the year ended April 30, 2023, the Group’s revenue from customers, based on the location of services, are US$31,736, US$1,107 and US$223 which are derived from China Hong Kong, Americas and Southeast Asia, respectively.

During the six months ended October 31, 2023, the Group’s revenue from customers, based on the location of services, are US$4,536, US$4,067 and US$70 which are derived from China Hong Kong, Americas and Southeast Asia, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets/operations, of US$69,871 and US$16,775 reside in China Hong Kong and Southeast Asia, respectively, as of October 31, 2023.

During the year ended October 31, 2024, the Group’s revenue from customers, based on the location of services, are US$9,240, and US$13,574 which are derived from China Hong Kong and Southeast Asia, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets/operations, of US$69,045, US$189,907, US$119,524 and US$15,227 reside in China Hong Kong, Southeast Asia, Europe and Americas, respectively, as of October 31, 2024.

During the year ended October 31, 2025, the Group’s revenue from customers, based on the location of services are US$9,459, US$9,134, US$5,503 and US$25,975 which are derived from China Hong Kong, Europe, Americas and Southeast Asia, respectively. The Group’s non-current assets, excluding non-current financial instruments, based on the location of assets/operations, of US$68,034, US$187,489, US$119,469 and US$37,459 reside in China Hong Kong, Southeast Asia, Europe and Americas, respectively, as of October 31, 2025.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

7.	EMPLOYEE BENEFITS EXPENSE

	Year ended October 31,		Six months ended October 31,	Year ended April 30,
	2025	2024	2023	2023
	US$	US$	US$	US$
Salaries and bonus	12,145	4,991	2,997	9,735
Pension scheme contributions (defined contribution schemes) and others	748	66	77	133
	12,893	5,057	3,074	9,868

8.	FINANCE COSTS

	Year ended October 31,		Six months ended October 31,	Year ended April 30,
	2025	2024	2023	2023
	US$	US$	US$	US$
Interest on bank borrowings	10,312	9,098	617	769
Interest on lease liabilities	5	-	-	-
Interest on amount due to a non-controlling shareholder	-	1,228	2,786	426
	10,317	10,326	3,403	1,195

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

9.	OTHER OPERATING EXPENSES

	Year ended October 31,		Six months ended October 31,	Year ended April 30,
	2025	2024	2023	2023
	US$	US$	US$	US$
Advertising and promotion expense	792	313	177	655
Bank charges	112	24	12	35
IT related costs	637	3	4	21
Legal and professional related fee	2,338	919	1,338	2,891
Management fee expenses	1,592	1,865	1,533	1,212
Premises and office expenses	385	58	619	725
Share of losses of joint ventures	-	1,363	1,366	404
Travelling expenses	310	-	-	27
Others	1,189	1,104	417	34
	7,355	5,649	5,466	6,004

10.	OTHER INCOME

	Year ended October 31,		Six months ended October 31,	Year ended April 30,
	2025	2024	2023	2023
	US$	US$	US$	US$
Bank and other interest income	21,775	20,020	8,988	15,945
Government grant	—	—	—	56
Others	—	—	—	51
	21,775	20,020	8,988	16,052

11.	OTHER GAINS AND LOSSES, NET

	Year ended October 31,		Six months ended October 31,	Year ended April 30,
	2025	2024	2023	2023
	US$	US$	US$	US$
Net exchange (loss) gain	(267)	(222)	(356)	151
Recovery of accounts and other receivables written off	—	—	1	2
Gain on disposal of subsidiaries	1,389	37,222	14,697	—
	1,122	37,000	14,342	153

During the six months ended October 31, 2023, the Company disposed of certain subsidiaries which were principally engaged in digital solution services. During the year ended October 31, 2024, the Company disposed of certain subsidiaries which were principally engaged in digital solution services and hotel operation. During the year ended October 31, 2025, the Company disposed of certain subsidiaries which were principally engaged in digital solution services.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

12.	INCOME TAX EXPENSE

	Year ended October 31,		Six months ended October 31,	Year ended April 30,
	2025	2024	2023	2023
	US$	US$	US$	US$
Hong Kong Profits Tax
- Current tax	790	717	1,393	4,630
- Under(over) provision in prior years	-	-	704	(5)
Withholding tax charge for the year/period	892	68	-	-
Deferred tax credit	-	-	(106)	(140)
	1,682	785	1,991	4,485

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

In the United States, the federal corporate tax rate is a flat rate of 21% during the year. New York City, the location of a group entity domicile, has a 6.50% to 8.85% corporate income tax rate during the year.

The income tax expense for the year/period can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows:

	Year ended October 31,		Six months ended October 31,	Year ended April 30,
	2025	2024	2023	2023
	US$	US$	US$	US$
Profit before tax	98,673	42,460	32,777	45,298
Tax at the domestic income tax rate of 16.5%	16,281	7,006	5,408	7,474
Tax effect of income not taxable for tax purpose	(23,374)	(8,670)	(5,325)	(3,070)
Tax effect of expenses not deductible for tax purpose	6,421	963	58	51
Tax effect of share of losses of joint ventures	-	225	220	66
Tax effect of tax losses not recognized	1,643	1,193	931	289
Utilization of tax losses previously not recognized	(153)	-	—	(298)
Under(over) provision in prior years	-	-	704	(5)
Withholding tax on dividend income	892	68	-	-
Effect of different tax rates of subsidiaries operating in other jurisdictions	(28)	-	(5)	(20)
Others	-	-	—	(2)
Income tax expense for the year/period	1,682	785	1,991	4,485

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

13.	EARNINGS PER SHARE

Basic earnings per share is calculated by dividing profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Potentially dilutive ordinary shares are excluded from the calculation of diluted earnings per share when their effect would be anti-dilutive.

	Year ended October 31,		Six months ended October 31,	Year ended April 30,
Earnings figures are calculated as follows:	2025	2024	2023	2023
	US$	US$	US$	US$
Earnings for the purpose of basic and diluted earnings per share	54,705	44,443	31,940	42,059

	Year ended October 31,		Six months ended October 31,	Year ended April 30,
Number of shares	2025	2024	2023	2023
Weighted average number of ordinary shares for the purpose of basic earnings per share	123,709,627	76,748,858	76,602,929	74,159,933
Effect of dilutive potential ordinary shares - restricted ordinary shares and restricted shares unit	56,250	56,250	51,941	47,236
Weighted average number of ordinary shares for the purpose of diluted earnings per share	123,765,877	76,805,108	76,654,870	74,207,169

The computation of diluted earnings per share does not assume the exercise of the warrants because the exercise price of those warrants was higher than the average market price for shares for the year ended October 31, 2025.

14.	ACQUISITIONS OF SUBSIDIARIES

(a)	Acquisition of WME Assets in 2023

In August 2022, AMTD IDEA Group and the Company entered into certain agreements pursuant to which the Company acquired 96.1% of the equity interest in WME Assets Group (“WME Assets”), which holds a global portfolio of premium whole building properties, from AMTD Group, the consideration comprised of the issuance of 515,385 Class B ordinary shares of the Company (“Consideration Shares”). This acquisition enabled the Group’s expansion to hotel operations, hospitality and VIP services business.

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
3,860

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITIONS OF SUBSIDIARIES - (CONTINUED)

(b)	Acquisition of The Generation Essentials Group (“TGE”, previously named as World Media and Entertainment Universal Inc.) in 2024

During the year ended October 31, 2024, TGE underwent reorganization with AMTD IDEA and the Company. Before the reorganization, TGE was the subsidiary of AMTD IDEA. In October 2024, TGE issued additional shares to the Company in return of 21,485,714 Class A ordinary shares of the Company. Upon the completion of the reorganization, TGE becomes the subsidiary of the Company.

Upon completion of the reorganization by TGE, TGE owns the business of “L’Officiel”, “The Art Newspaper”, WME Assets, WME Direct Investments Limited (including the movie income rights investments), certain listed equity instruments and certain properties.

As such, certain business units under TGE are then consolidated by the Company including but not limited to the business of “L’Officiel” and “The Art Newspapers” from the media and entertainment segment and a property. The consolidation is based on business combination under common control using predecessor accounting prospectively. The net asset value of TGE attributable to the owners of the Company, amounting to approximately US$48,669, was recorded in capital reserve and US$58,484 was recorded in non-controlling interests within the consolidated statement of changes in equity.

On the other hand, the controlling interests in WME Assets and WME Direct Investments Limited and its subsidiary are transferred from the Company to TGE upon the completion of the reorganization. Due to the Company’s change in the effective shareholding in WME Assets and WME Direct Investments Limited, it resulted in an increase in non-controlling interests of US$17,216 with a corresponding debit to capital reserve attributable to the owners of the Company. Also, when the Company issued its shares to TGE, a recognition of US$102,610 which is an allocation of the Company’s shares attributable to the non-controlling interests of TGE was recorded and a corresponding debit to capital reserve attributable to the owners of the Company.

No acquisition-related cost has been recognized as an expense for the year ended October 31, 2024.

Assets acquired and liabilities recognized at the date of acquisition:

US$
Property, plant and equipment	15,496
Intangible assets	119,108
Financial assets at FVTPL	6,813
Accounts receivable	3,968
Prepayments, deposits and other receivables	225
Cash and cash equivalents	4,784
Accounts payables	(714)
Other payables and accruals	(4,023)
Contract liabilities	(423)
Amount due to AMTD Group	(21,326)
Tax liabilities	(17)
Bank borrowings	(11,086)
Deferred tax liability	(5,652)
Net assets acquired	107,153

Less: non-controlling interests of TGE	(58,484)
Other reserve attributable to the owners of the Company	48,669

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITIONS OF SUBSIDIARIES - (CONTINUED)

(b)	Acquisition of The Generation Essentials Group (“TGE”, previously named as World Media and Entertainment Universal Inc.) in 2024 - (continued)

Net cash inflow on acquisition of TGE:

Cash and cash equivalent balances acquired	4,784

(c)	Consolidation of Singapore hotel companies in 2024

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

Net cash inflow on consolidation of Singapore hotel companies:

Cash and cash equivalent balances acquired	4,273

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

15.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements	Properties	Computer equipment	Right-of-use assets	Total
	US$	US$	US$	US$	US$
COST
As of November 1, 2023	-	70,430	22	-	70,452
Additions	-	48	111	-	159
Acquisition of subsidiaries	-	204,389	758	175	205,322
Exchange realignment	-	4,504	2	-	4,506
As of October 31, 2024	-	279,371	893	175	280,439
Additions	1,755	23,038	22	403	25,218
Disposal of subsidiaries	-	-	(7)	-	(7)
Exchange realignment	(61)	3,080	38	(8)	3,049
As of October 31, 2025	1,694	305,489	946	570	308,699
ACCUMULATED DEPRECIATION
As of November 1, 2023	-	839	21	-	860
Provided for the year	-	5,100	59	-	5,159
Exchange realignment	-	(16)	(12)	-	(28)
As of October 31, 2024	-	5,923	68	-	5,991
Provided for the year	176	8,849	188	264	9,477
Disposal of subsidiaries	-	-	(7)	-	(7)
Exchange realignment	(7)	145	(36)	(4)	98
As of October 31, 2025	169	14,917	213	260	15,559
CARRYING VALUES
As of October 31, 2024	-	273,448	825	175	274,448
As of October 31, 2025	1,525	290,572	733	310	293,140

The property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Leasehold improvements	Over the lease term
Computer equipment	5 years
Right-of-use assets	Over the lease term
Properties	Over the shorter of the useful life ranged 40-75 years and the remaining lease terms

Properties of US$273,448 and US$268,044 were pledged for bank borrowings (note 20) as at October 31, 2024 and October 31, 2025, respectively.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

16.	INTANGIBLE ASSETS

	Archived images	Developed technology	Brand name	Total
	US$	US$	US$	US$
COST
As of November 1, 2023	-	154	175	329
Acquisition of subsidiaries	502	-	118,606	119,108
Exchange realignment	-	-	2	2
As of October 31, 2024	502	154	118,783	119,439
Exchange realignment	-	-	70	70
As of October 31, 2025	502	154	118,853	119,509
ACCUMULATED AMORTIZATION
As of November 1, 2023	-	29	21	50
Charge for the year	-	124	9	133
Exchange realignment	-	1	-	1
As of October 31, 2024	-	154	30	184
Charge for the year	-	-	14	14

As of October 31, 2025	-	154	44	198
CARRYING VALUES
As of October 31, 2024	502	-	118,753	119,255
As of October 31, 2025	502	-	118,809	119,311

The above carrying amounts of brand names of US$118,606 and US$118,670, respectively and archived images of US$502 and US$502, respectively, as of October 31, 2024 and 2025 are considered by the directors of the Company as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The brand names and archived images will not be amortized until its useful life is determined to be finite. Instead, they will be tested for impairment annually and whenever there is an indication that it may be impaired.

The remaining brand name of US$147 and US$139, respectively, as of October 31, 2024 and 2025 are amortized on a straight-line basis of 20 years and the developed technology are amortized on straight-line basis of 7 years.

As of October 31, 2024 and 2025, the carrying amount of brand name of US$92,670 and US$92,720, respectively, and archived images of US$502 and US$502, respectively, are allocated to reporting unit under “L’Officiel”. The Group evaluates its indefinite-lived intangible assets for impairment at least annually. For the purpose of impairment testing, the fair value of these assets has been determined based on income approach. That calculation uses discounted cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using a steady 1.5% to 3.2% growth rate. This growth rate is based on the relevant countries specific long-term inflation rates. Other key assumptions for the fair value calculations include the applied discount rate and the estimation of cash inflows/outflows which include budgeted sales, gross margins and other operating expenses. Such estimations are based on the L’Officiel’s past performance and management’s expectations for the market development.

As of October 31, 2024 and 2025, the carrying amount of brand name of approximately US$25,936 and US$25,950, respectively are allocated to reporting unit under “The Art Newspaper”. The Group evaluates its indefinite-lived intangible assets for impairment at least annually. For the purpose of impairment testing, the fair value of these assets has been determined based on income approach. That calculation uses discounted cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using a steady 1.9% to 2.5% growth rate. This growth rate is based on the relevant countries specific long-term inflation rates. Other key assumptions for the fair value calculations include the applied discount rate and the estimation of cash inflows/outflows which include budgeted sales, gross margins and other operating expenses. Such estimations are based on The Art Newspaper’s past performance and management’s expectations for the market development.

Based on the result of the quantitative impairment assessment, management of the Group determined that the fair value of the indefinite-lived intangible assets is higher than the carrying amount and there is no impairment was recognized. Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of these assets to exceed its fair value.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

17.	FINANCIAL ASSETS AT FVTPL

	As of October 31,
	2025	2024
	US$	US$
Unlisted equity securities	1,188	1,191
Listed equity securities	216,266	23,485
Movie income right investments (note (ii))	12,065	12,123
	229,519	36,799
Presented as:
Current	7,987	12,123
Non-current (note (i))	221,532	24,676
	229,519	36,799

Notes:

(i)	The Company classified certain equity securities as non-current when these equity securities are held for long-term purposes and would realize their performance potential in the long run.

(ii)	The Group entered into movie income right agreements with certain production houses. In accordance with the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreement. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns will be added to the carrying amounts of financial assets.

(iii)	In October 2025, the Group entered into a stock lending agreement with a subsidiary of the ultimate holding company, pursuant to which the Group lent certain listed equity shares to the subsidiary of the ultimate holding company, bearing interest at 2% per annum computed based on market value of the listed equity shares.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

18.	ACCOUNTS RECEIVABLE, PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of October 31,
	2025	2024
	US$	US$
Accounts receivable arising from digital solutions services	1	662
Accounts receivable arising from media and entertainment services	7,433	3,970
Accounts receivable from hotel operations, hospitality and VIP services	4,400	2,013
Total accounts receivable	11,834	6,645

Prepayments	581	1,337
Deposits	749	236
Deferred offering costs	525	-
Other receivables	2,611	1,093
Prepayments, deposits and other receivables	4,466	2,666

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

As of October 31, 2024 and 2025, included in the Group’s accounts receivable balance were debtors with aggregate carrying amounts of US$2,237 and US$7,695, respectively, which were past due as at the reporting date. As of October 31, 2024 and 2025, out of the past due balances, US$1,030 and US$2,037, respectively, had been past due 90 days or more. The management assessed that there has been no significant increase in credit risk nor risk of default because of the background of the debtors and historical payment arrangement with these debtors. The Group does not hold any collateral over these balances.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

19.	ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

	As of October 31,
	2025	2024
	US$	US$
Accounts payable arising from digital solutions services	-	408
Accounts payable arising from media and entertainment services	5,246	714
Accounts payable arising from hotel operations, hospitality and VIP services	240	468
Total accounts payable	5,486	1,590

Other payables and accruals	8,447	8,184
Interest payable	1,003	1,630
Lease liabilities (note)	381	186
Total other payables and accruals	9,831	10,000

Note:	The weighted average incremental borrowing rate applied to lease liabilities is 4.92% and 2.57%, respectively, for the year ended October 31, 2024 and 2025.

20.	BANK BORROWINGS

	As of October 31,
	2025	2024
	US$	US$
US$ - secured	43,849	44,204
Singapore dollars - secured	166,124	163,301
Hong Kong dollars - secured	50,135	50,069
British Pound - unsecured	15	24
	260,123	257,598
Presented as:
Current	83,305	83,374
Non-current	176,818	174,224
	260,123	257,598

As of October 31, 2024 and 2025, bank borrowings of US$83,374 and US$83,305 were repayable in one year, US$164,136 and US$167,271 were repayable more than one year but within 5 years, respectively and US$10,088 and US$9,547 were repayable more than 5 years.

These bank borrowings carry a weighted average contractual interest rate of 4.32% p.a. and 5.31% p.a., respectively as of October 31, 2024 and 2025.

As of October 31, 2024 and 2025, the Group had bank borrowings of US$224,431 and US$227,108, respectively, are secured by the Group’s properties with a carrying amount of US$273,448 and US$268,044, respectively, as of October 31, 2024 and 2025.

As of October 31, 2024 and 2025, the Group has bank borrowings of US$33,000 denominated in US$, which is secured by the pledged bank deposits of US$33,000, carries interest rate at an index indicated by the borrower bank and repayable within one year.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

21.	CONTRACT LIABILITIES

	As of October 31,
	2025	2024
	US$	US$
Media and entertainment services income	388	424
Hotel operations, hospitality and VIP services income	276	760
	664	1,184

Contract liabilities carried forward from each of the beginning of the reporting period are recognized as revenue during the next reporting period.

22.	DEFERRED TAX LIABILITY

The following is the deferred tax liability recognized and movements thereon:

Intangible assets
US$
As of November 1, 2023	—
Acquisition of subsidiaries	5,652
As of October 31, 2024	5,652
Exchange alignment	3
As of October 31, 2025	5,655

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

23.	SHARE CAPITAL AND TREASURY SHARES

	Class A ordinary shares		Class B ordinary shares		Total		Treasury shares
	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Treasury shares
		US$		US$		US$		US$
Ordinary shares of US$0.0001 each
Authorized
As of October 31, 2024 and 2025	8,000,000,000	800	2,000,000,000	200	10,000,000,000	1,000	N/A	N/A
Issued and fully paid

As of November 1, 2023	11,308,207	1	65,549,039	7	76,857,246	8	100,961	52,235
Issuance of shares (note (a))	21,485,714	2	192,307	—	21,678,021	2	(100,961)	(52,520)
Repurchases of shares (note (b))	—	—	(18,838,906)	(2)	(18,838,906)	(2)	18,838,906	447,520
Shares owned by non-wholly owned subsidiaries (note (c))	—	—	—	—	—	—	21,485,714	187,998
As of October 31, 2024	32,793,921	3	46,902,440	5	79,696,361	8	40,324,620	635,233
Issuance of shares (note (d))	46,015,379	5	-	-	46,015,379	5	(18,386,675)	(440,496)
Shares owned by non-wholly owned subsidiaries (note (d))	—	—	—	—	—	—	13,333,333	100,982
As of October 31, 2025	78,809,300	8	46,902,440	5	125,711,740	13	35,271,278	295,719

Notes:

(a)	In December 2023, the Company transferred 100,961 treasury shares of the Company and issued 91,346 Class B ordinary shares to the immediate holding company at an aggregate consideration of US$100,000. In October 2024, the Company issued 21,485,714 Class A ordinary shares to TGE at the consideration of US$188,000 for the purpose of the acquisition of the controlling stake of TGE.

(b)	In December 2023 and October 2024, the Company repurchased 553,192 and 18,285,714 Class B ordinary shares from the immediate holding company, respectively, amounting to US$447,522 in aggregate.

(c)	As TGE is a subsidiary of the Company, the shares of the Company owned by TGE are then considered as treasury shares in consolidation. As of October 31, 2024, 18,838,906 Class B ordinary shares are owned by the Company and 21,485,714 Class A ordinary shares are owned by TGE and its subsidiary and both of them are classified as treasury shares in consolidation. As of October 31, 2025, 452,231 Class B ordinary shares are owned by the Company and 34,819,047 Class A ordinary shares are owned by TGE and its subsidiary and both of them are classified as treasury shares in consolidation.

(d)	In November 2024, the Company transferred 18,386,675 treasury shares of the Company and issued 14,295,371 Class A shares to independent third parties at an aggregate consideration of US$262,800. In November 2024, the Company issued 13,333,333 Class A ordinary shares to TGE at the consideration of US$100,000 for the purpose of the acquisition of 1,680 non-voting redeemable ordinary shares of TGE.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

24.	WARRANTS

As of October 31, 2025, there were 16,220,000 warrants issued by TGE outstanding. Warrants may only be exercised for a whole number of shares. The warrants became exercisable as of October 31, 2025, and will expire five years after the completion of the business combination with TGE on June 3, 2025.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. As of October 31, 2025, the registration statement covering Class A ordinary shares issuable upon exercise of the warrants is effective. As such, the warrants are exercisable.

Redemption of warrants when the price per Class A ordinary shares equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days prior written notice of redemption, or the 30-day redemption period to each warrant holder; and

●	if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of ordinary shares and equity-linked securities for capital raising purposes in connection with the completion of the initial business combination as described elsewhere in this prospectus) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the warrants for redemption as described above, the Company will have the option to require all holders that wish to exercise such warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (i) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value (as defined below) of the shares of Class A ordinary shares over the exercise price of the public warrants by (ii) the fair market value. The “fair market value” means the volume weighted average price of the Class A ordinary shares as reported during the ten (10) trading days ending on the trading day prior to the date on which the notice of redemption is sent to the holder of the public warrants or its securities broker or intermediary.

25.	CREDIT RISK AND IMPAIRMENT ASSESSMENT

Credit risk refers to the risk that the Group’s counterparties default on their contractual obligations resulting in financial losses to the Group. The Group’s credit risk exposures are primarily attributable to accounts receivable, other receivables and deposits, bank balances, fiduciary bank balances and amounts due from AMTD Group. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

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

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

25.	CREDIT RISK AND IMPAIRMENT ASSESSMENT - (CONTINUED)

In addition, the Group performs impairment assessment under CECL model on accounts receivable from digital solutions services with significant balances or credit-impaired individually. The remaining accounts receivable from digital solutions services, receivable from media and entertainment services and receivable from hotel operations, hospitality and VIP services are assessed collectively and grouped based on shared credit risk characteristics by reference to the Group’s past due status of outstanding balances, nature, size and industry of debtors and external credit ratings. The Company assesses the CECL of accounts receivable arising from the digital solutions services and accounts receivable from hotel operation services based on historical observed default rates over the expected life of the debtors and forward-looking information that is available without undue cost or effort. The forward-looking information is considered through the use of publicly available economic data and forecasts, including macroeconomic data such as GDP growth and unemployment rate. For year ended October 31, 2024 and 2025, the Group assessed the CECL on accounts receivable to be insignificant and thus no loss allowance is recognized.

Fiduciary bank balances and bank balances

Credit risk on fiduciary bank balances and bank balances is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed CECL for fiduciary bank balances and bank balances by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the CECL on fiduciary bank balances and bank balances is insignificant and therefore no allowance was recognized.

Amounts due from AMTD Group

The Group regularly evaluates the business performance of AMTD Group. The Group’s credit risks in these balances are considered low due to strong financial position. The management believes that there are no significant increases in credit risk of these amounts since initial recognition and the Group provided impairment based on CECL. The Group assessed the CECL on amounts due from AMTD Group to be insignificant and thus no loss allowance is recognized.

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

	Fair value as of
	October 31,		Fair value	Valuation technique(s)
Financial assets	2025	2024	hierarchy	and key inputs
	US$	US$
Financial assets at FVTPL - listed equity securities	216,266	23,485	Level 1	Quoted prices in active market
Financial assets at FVTPL - unlisted equity securities	1,188	1,191	Level 2	The fair values of unlisted equity investments are determined with reference to the recent transaction price of the investments.
Movie income right investments	-	6,463	Level 2	The fair values of unlisted equity investments are determined with reference to the recent transaction price of the investments.
Movie income right investments	12,065	5,660	Level 3	Income approach - in this approach, the discounted cash flow method was used to capture the present value of the expected future economic benefits to be derived from the investments in these movie income right investments, based on an appropriate discount rate.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

26.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS - (CONTINUED)

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis - (Continued)

Reconciliation of Level 3 fair value measurements

Movie income right investments
US$
As of November 1, 2023	3,918
Transfer from Level 2	1,605
Exchange realignment	137
As of October 31, 2024	5,660
Transfer from Level 2	6,463
Exchange realignment	(58)
As of October 31, 2025	12,065

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

In addition to the transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following significant related party transactions during the reporting period:

		Year ended October 31,		Six months ended October 31,	Year ended April 30,
Relationship	Nature of transactions	2025	2024	2023	2023
		US$	US$	US$	US$
Ultimate holding company	Insurance brokerage services	5	5	32	7

Ultimate holding company	Digital solutions services	2,551	2,562	1,278	2,169
Ultimate holding company	Media and entertainment services	2,739	—	—	—
Ultimate holding company	Corporate expenses allocated	1,592	1,865	1,533	1,212
Fellow subsidiaries	Insurance brokerage services	—	36	1	52
Immediate holding company	Repurchase of shares of the Company	—	447,522	—	318,882
Ultimate holding company	Interest income	20,495	13,923	6,154	6,612

Compensation of key management personnel

During the year ended October 31, 2024 and 2025, the remuneration of key management personnel of the Company is approximately US$0.3 million and US$0.4 million, respectively. The remuneration of key management personnel is determined with regard to the performance of individuals and market trends.

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

As of October 31, 2024 and 2025, amount due from AMTD Group was unsecured, bearing interest of 2% per annum and repayable on demand.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

27.	RELATED PARTY DISCLOSURES - (CONTINUED)

Centralized cash management and major non-cash transactions - (Continued)

As of October 31, 2024 and 2025, amounts due to non-controlling shareholders are unsecured and non-interest bearing. During the year ended October 31, 2024, interest-bearing amount due to a non-controlling shareholder was settled.

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

During the year ended October 31, 2025, the Group acquired certain financial assets at FVTPL from the immediate holding company at a consideration of US$64,020 and was settled through the current accounts.

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

As of October 31, 2024 and 2025, compensation cost related to non-vested shares was entirely recognized.

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

Other than disclosed elsewhere in the consolidated financial statements, the following subsequent events occurred.

TGE executed the sale and purchase agreement for the acquisition of 100% interests in the Hilton Garden Inn New York City Tribeca with the payment of an irrevocable deposit in December 2025. Closing of the acquisition is subject to customary closing conditions.

TGE entered into a sale and purchase agreement to purchase an 80% stake in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia. The aggregate consideration of the transaction is HK$300 million (equivalent to approximately US$38.6 million). Closing of the acquisition is subject to customary closing conditions.

TGE entered into a sale and purchase agreement with FEC Holdings and FEC Hotel (the “Vendors”), whereby the Vendors have agreed conditionally to sell, and the Purchaser has agreed conditionally to purchase a 50% stake in the Ritz Carlton Hotel in Perth Australia with a total value at A$280 million. Closing of the acquisition is subject to customary closing conditions.

TGE Value Creative Solutions Corp, a special purpose acquisition company (SPAC) sponsored by TGE, successfully completed its successful initial public offering of 15,000,000 units at $10.00 per unit in December 2025. The offering resulted in gross proceeds to the Company of US$150 million.

TGE completed the secondary listing on the London Stock Exchange in December 2025. TGE’s entire issued Class A ordinary shares are traded on both NYSE and London Stock Exchange’s main market.